As filed with the U.S. Securities and Exchange Commission on June 2, 2023.
Registration No. 333-269067

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GALATA ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Cayman Islands (State or Other Jurisdiction of Incorporation)	6770 (Primary Standard Industrial Classification Code Number)	98-1704340 (IRS Employer Identification Number)
2001 S Street NW, Suite 320
Washington, DC 20009
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
(202) 866-0901
(Issuer’s Telephone Number, Including Area Code)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(800) 221-0102
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:
Kemal Kaya Chief Executive Officer Galata Acquisition Corp. 2001 S Street NW, Suite 320 Washington, DC (202) 866-0901	Michael Brandt Danielle Scalzo Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Tel: (212) 728-8000	Ryan J. Maierson Daniel Breslin Scott W. Westhoff Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 Tel: (713) 546-5400
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and all other conditions to the proposed Business Combination described herein have been satisfied or waived.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

*
Upon the closing of the transaction referred to in the proxy statement/prospectus within this registration statement, the name of the Registrant is expected to change to Marti Technologies, Inc.

The information contained in this document is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
PRELIMINARY — SUBJECT TO COMPLETION, DATED JUNE 2, 2023
LETTER TO SHAREHOLDERS OF GALATA ACQUISITION CORP.
GALATA ACQUISITION CORP.
1000 N. West Street, Suite 1200
Wilmington, DE 19801

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF
GALATA ACQUISITION CORP.
AND
PROSPECTUS FOR 54,000,000 CLASS A ORDINARY SHARES OF GALATA ACQUISITION CORP.
Dear Shareholders of Galata Acquisition Corp.:
You are cordially invited to attend an extraordinary general meeting (the “General Meeting”) of Galata Acquisition Corp., a Cayman Islands exempted company (“Galata”), which will be held on            , 2023 at       a.m., New York City time, at the offices of Willkie Farr & Gallagher LLP, located at 787 Seventh Avenue, New York, NY 10019-6099, and via a live webcast at                  , or at such other time, on such other date and at such other place to which the meeting may be adjourned. To attend the meeting virtually please visit                   and use a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (i.e., those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.
On July 29, 2022, Galata, Galata Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of Galata (“Merger Sub”), and Marti Technologies Inc., a Delaware corporation (“Marti”), entered into a Business Combination Agreement (as may be amended from time to time, the “Business Combination Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex A, pursuant to which, among other things, Merger Sub will merge with and into Marti (the “Merger” and, together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with Marti surviving the Merger as a wholly owned subsidiary of Galata (Galata as of and following the Merger, “New Marti”). To effectuate the Business Combination and related transactions contemplated by the Business Combination Agreement (and described therein), among other things and subject to the terms and conditions therein, the Business Combination Agreement provides that:
•
on the day prior to the closing date of the Merger (the “Closing Date” and such closing, the “Closing”), (a) each then issued, outstanding and unexercised warrant (a “Marti Warrant”) to purchase shares of Marti Preferred Stock (as defined below) shall be exchanged on a cashless basis for shares of Marti’s Preferred Stock, par value $0.00001 per share (“Marti Preferred Stock”), designated as Marti Series A-1 Preferred Stock, Marti Series A-2 Preferred Stock, Marti Series A-3 Preferred Stock, Marti Series B-1 Preferred Stock, Marti Series B-2 Preferred Stock or Marti Series B-3 Preferred Stock in the Amended and Restated Certificate of Incorporation of Marti (the “Marti Charter”), in each case in accordance with the applicable provisions of such Marti Warrant, and, immediately thereafter, (b) each then outstanding share of Marti Preferred Stock (including the Marti Warrants converted to Marti Preferred Stock pursuant to clause (a)) will automatically convert into a number of shares of common stock, par value $0.00001 per share, of Marti (“Marti Common Stock), at the then-effective conversion rate as calculated pursuant to the Marti Charter (the “Conversion”);

•
on the Closing Date of the Merger immediately before the effective time of the Merger (the “Effective Time”), in accordance with the Amended and Restated Memorandum and Articles of Association of Galata (the “Existing Articles of Association”), each then outstanding Class B ordinary share, par value $0.0001 per share, of Galata (“Founder Shares”) shall be converted, on a one-for-one basis, into a Class A ordinary share, par value $0.0001 per share, of Galata (the “Class A Ordinary Shares”); and

•
at the Effective Time, (a) each then outstanding share of Marti Common Stock (including shares of Marti Common Stock resulting from the Conversion, but excluding unvested restricted shares of Marti Common Stock (such shares, “Marti Restricted Stock”)) will be cancelled and converted into the right to receive (1) a number of Class A Ordinary Shares equal to the applicable exchange ratio (determined in accordance with the Business Combination Agreement and as further described in this proxy statement/prospectus), and (2) the contingent right to receive certain earnout shares; (b) each outstanding and unexercised option of Marti (a “Marti Option”), whether or not vested, will be converted into (1) an option exercisable for a number of Class A Ordinary Shares, based on the exchange ratio (determined in accordance with the Business Combination Agreement and as further described in this proxy statement/prospectus) and (2) the contingent right to receive certain earnout shares; and (c) each outstanding award of Marti Restricted Stock will be converted into (1) an award covering restricted Class A Ordinary Shares based on the exchange ratio (determined in accordance with the Business Combination Agreement and as further described in this proxy statement/prospectus) and (2) the contingent right to receive certain earnout shares.

In connection with the execution of the Business Combination Agreement, (1) Galata entered into convertible note subscription agreements (as may be amended, restated, amended and restated or otherwise modified in accordance with its terms from time to time, the “PIPE Subscription Agreements”) with certain investors (together with investors who later enter into PIPE Subscription Agreements, the “PIPE Investors”), the form of which is attached hereto as Annex B, pursuant to which Galata agreed to issue and sell to the PIPE Investors, and the PIPE Investors agreed to subscribe for and purchase from New Marti, convertible notes (the “Convertible Notes”) which are convertible into Class A Ordinary Shares (the “Underlying Shares”), in an aggregate principal amount of $50,500,000 ((x) inclusive of a PIPE Investor who entered into a PIPE Subscription Agreement for an aggregate principal amount equal to $2 million on December 23, 2022, which aggregate principal amount was increased to $3 million on April 28, 2023, and (y) before adjusting for the termination of the PIPE Subscription Agreement with a certain PIPE Investor representing $15.0 million of aggregate principal amount on April 29, 2023) (together with all subscriptions with PIPE Investors who subsequently enter into PIPE Subscription Agreements, the “PIPE Subscription”) and having the terms set forth in the indenture in respect of the Convertible Notes substantially in the form attached to the PIPE Subscription Agreements (the “Indenture”) and (2) Marti entered into a convertible note subscription agreement (as may be amended, restated, amended and restated or otherwise modified in accordance with its terms from time to time, the “Pre-Fund Subscription Agreement”) with Farragut Square Global Master Fund, LP (“Farragut”), as the lead subscriber, and the persons and entities listed on the schedule of subscribers attached thereto (as updated from time to time in accordance with its terms) (together with Farragut, collectively, the “Pre-Fund Subscribers”), the form of which is attached hereto as Annex C, pursuant to which (a) Farragut agreed to subscribe for and purchase from Marti a minimum of $10,000,000 in unsecured convertible promissory notes (“Farragut Pre-Fund Notes”), (b) Sumed Equity Ltd agreed to subscribe for and purchase from Marti $1,000,000 in unsecured convertible promissory notes (“Sumed Equity Pre-Fund Notes”), (c) European Bank for Reconstruction and Development agreed to subscribe for and purchase from Marti $1,000,000 in unsecured convertible promissory notes (“EBRD Pre-Fund Notes”) and (d) AutoTech Fund II, LP agreed to subscribe for and purchase from Marti $500,000 in unsecured convertible promissory notes (“AutoTech Pre-Fund Notes” and, together with Farragut Pre-Fund Notes, Sumed Equity Pre-Fund Notes and EBRD Pre-Fund Notes, “Pre-Fund Notes”), each of which are convertible into Convertible Notes at Closing in accordance with the terms of the respective Pre-Fund Notes (the “Pre-Fund Subscription” and, together with the PIPE Subscription, the “Subscription”). On April 26, 2023, Farragut increased its Pre-Fund Subscription from $10,000,000 to $15,000,000 in aggregate principal amount of Farragut Pre-Fund Notes, and on April 29, 2023, the PIPE Subscription Agreement with a certain PIPE Investor representing $15,000,000 aggregate principal amount of Convertible Notes terminated. In connection with the Subscription, as of the date of the accompanying proxy statement/prospectus and assuming the conversion of the Pre-Fund Notes, the Pre-Fund Subscribers and the PIPE Investors have collectively committed to subscribe for an aggregate of $53,000,000 in Convertible Notes.
The Convertible Notes are convertible into Underlying Shares at an initial conversion rate equal to approximately 91 Underlying Shares per $1,000 principal amount of the Convertible Notes (subject to adjustment and reset provisions set forth in the Indenture), and shall mature on the fifth year anniversary of the date of issuance. The closing of the PIPE Subscription (the “PIPE Subscription Closing”) is conditioned on all conditions set forth in the Business Combination Agreement having been satisfied or waived, a $150,000,000 minimum cash condition which initially included (a) the post-redemption Trust Account (as defined below) balance and (b) Convertible Note proceeds (“Subscription Minimum Cash Condition”), and other customary closing conditions. If the conditions are met, the Business Combination will be consummated immediately following the PIPE Subscription Closing.

On December 23, 2022, Galata, Marti and each PIPE Investor that entered a PIPE Subscription Agreement concurrently with the execution of the Business Combination Agreement, representing $47,500,000 aggregate principal amount of Convertible Notes, entered into an amendment to the Subscription Agreements (collectively, the “First PIPE Amendment”), the form of which is attached hereto as Annex B. Pursuant to the terms of the First PIPE Amendment, the Subscription Minimum Cash Condition was amended to include (a) the aggregate original principal amount of the Convertible Notes issued to the PIPE Investors (including, without duplication, the unsecured convertible promissory notes which may be funded at the subscribers’ option prior to closing and which will convert into Convertible Notes at the closing of the business combination) issued at or prior to the Closing; plus (b) the aggregate amount of Qualified ABL Commitments (as defined in the First PIPE Amendment), whether drawn or undrawn and inclusive of all drawn and invested cash; plus (c) the aggregate amount of Qualified Equity Commitments (as defined in the First PIPE Amendment); plus (d) the amounts remaining in Trust Account (following any redemptions); plus (e) the aggregate cash and cash equivalents of Marti and its controlled subsidiaries. On the same day, Galata entered into an additional convertible note subscription agreement having the terms substantially similar to the Subscription Agreements (as amended by the First PIPE Amendment) with a certain PIPE Investor for a PIPE Subscription equal to an aggregate principal amount of $2,000,000 of Convertible Notes, which aggregate principal amount was increased to $3,000,000 on April 28, 2023.
On April 28, 2023, Galata, Marti and certain PIPE Investors representing $35,500,000 aggregate principal amount of Convertible Notes, entered into an additional amendment to the respective Subscription Agreements, the form of which is attached hereto as Annex B (collectively, the “Second PIPE Amendment”). The Second PIPE Amendment, among other things, (1) removes lock-up restrictions applicable to the PIPE Investors; (2) extends the outside termination date of the Subscription Agreements to July 31, 2023; (3) replaces the indenture attached as Exhibit A to the Subscription Agreements with a revised Indenture. The revised Indenture: (1) decreases the conversion premium from 15.0% to 10.0%; (2) provides for the conversion price to be subject to monthly resets for the first twelve (12) months following the date of issuance to an amount per Underlying Share equal to the lower of (y) the conversion price as of the immediately preceding reset date and (z) a 10.0% premium to the average of the daily volume weighted average price over the 20 consecutive trading day period immediately preceding the applicable reset date, subject to a minimum of $1.65 per share and a maximum of $11.00 per share; and (3) includes a beneficial ownership limitation provision where the Convertible Notes may not be converted to the extent such conversion would result in the holder, its affiliates and any other person or entity acting as a group together with such holder or affiliates owning more than 9.99% of outstanding Class A Ordinary Share. The holder can increase or decrease the beneficial ownership limitation (provided that it cannot be increased to an amount greater than 19.99%) only upon written notice to New Marti, the trustee and the conversion agent under the Indenture, and such notice will not be effective until the 61st day after such notice is delivered to New Marti.
On May 4, 2023, Galata and Callaway Capital Management LLC (“Callaway”) entered into a convertible note subscription agreement (the “Callaway Subscription Agreement”). Pursuant to the terms of the Callaway Subscription Agreement, Callaway or its designee has the option (but not the obligation) to subscribe for up to $40,000,000 aggregate principal amount of Convertible Notes during the period beginning on the Closing Date and ending on the one year anniversary of the Closing Date.
The Pre-Fund Subscribers may fund at their option prior to Closing, but shall only be obligated to fund the full subscription amount at the Closing. Farragut is an affiliate of a director of Galata and the Pre-Fund Subscription Agreement has been unanimously approved by the Galata Board. As of the date of this prospectus, Farragut has committed to purchase $15 million in Pre-Fund Notes and has purchased $13.3 million of its Farragut Pre-Fund Notes, Sumed Equity Ltd has purchased the full $1.0 million of its Sumed Equity Pre-Fund Notes, European Bank for Reconstruction and Development has purchased the full $1.0 million of its EBRD Pre-Fund Notes and AutoTech Fund II, LP has purchased the full $500,000 of its AutoTech Pre-Fund Notes.
In connection with their entry into the Business Combination Agreement, Galata and Marti have entered into (a) a letter agreement (the “Founders Stock Letter”), attached hereto as Annex D, with Galata Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and Gala Investments LLC, a Delaware limited liability company (together with the Sponsor, the “Founder Shareholders”), pursuant to which, among other things, the Founder Shareholders agreed to (i) effective upon the Closing, waive the anti-dilution rights set forth in Galata’s organizational documents, (ii) vote all Founder Shares held by them in favor of the adoption and approval of the Business Combination Agreement and the Business Combination and (iii) not to redeem, elect to redeem or tender or submit any of their Class A Ordinary Shares for redemption in connection with the Business Combination Agreement or the Business Combination; and (b) a shareholder support agreement, attached hereto as Annex E, among Galata, Marti, and certain shareholders of Marti, pursuant to which certain shareholders of Marti with ownership interests sufficient to approve the Business Combination on behalf of Marti have agreed to, among other things, support the approval and adoption of the Business Combination.
Additionally, in connection with the Business Combination, certain related agreements and documents will be entered into or adopted, as applicable, upon the consummation of the Business Combination, including (a) an investor rights agreement, substantially in the form attached hereto as Annex F, among Galata, the Sponsor, Alper Öktem and Cankut Durgun (together with Alper Öktem, the “Marti Founders”), and the other parties named therein (the “Holders”), pursuant to which, among other things, each of Callaway (on behalf of the Sponsor) and the Marti Founders, severally and not jointly, agrees with Galata and the Holders to take all necessary action to cause the New Marti Board to initially be composed of seven directors, (i) six of whom have been or will be nominated by Marti and (ii) one of whom has been or will be nominated by Callaway (on behalf of the Sponsor); and (b) the Second Amended and Restated Memorandum and Articles of Association of New Marti (the “Proposed Articles of Association”), which will be adopted by Galata at the Effective Time and filed with the Registrar of Companies in the Cayman Islands, attached hereto as Annex G, and which will, among other things, prohibit (x) any holder of equity securities of Marti immediately prior to the Merger and (y) any holder of Founder Shares or Galata warrants exercisable for one Class A Ordinary Share (“Galata Warrants”), in each case, immediately prior to the Merger, from transferring any (i) Class A Ordinary Shares issued to pre-Closing shareholders of Marti as consideration pursuant to the Merger; (ii) Class A Ordinary Shares converted from Founders Shares in connection with the Merger; (iii) Galata Warrants; (iv) Class A Ordinary Shares underlying such Galata Warrants; (v) Marti Options or other equity awards in respect of Class A Ordinary Shares; or (vi) Class A Ordinary Shares underlying any stock options or other equity awards in respect of Class A Ordinary Shares, in each case, during the period commencing on the Closing and ending on the earlier of (A) 13 months following the Closing and (B) the date on which the last reported sale price of the shares surpasses a certain threshold to be agreed upon by the parties prior to the Closing and, on April 28, 2023 Galata, Merger Sub, and Marti agreed to formally remove the Available Galata Cash Condition. Also on April 28, 2023, pursuant to the terms of the BCA Amendment, Galata, Merger Sub, and Marti amended the lock-up restrictions in the Proposed Articles of Association to only apply to Class A Ordinary Shares, Marti Options, and other equity awards held by and/or issued to employees of, or service providers to, Marti or any of its subsidiaries. This amendment to the Proposed Articles of Association removed lock-up restrictions on: (1) Class A Ordinary Shares issued to Marti shareholders as consideration pursuant to the Business Combination Agreement who are not employees of, or service providers to, Marti or any of its subsidiaries; (2) Class A Ordinary Shares converted, in connection with the Merger, from the Founder Shares, which are held exclusively by the Founder Shareholders; (3) the Private Placement Warrants, which are held exclusively by the Sponsor, and the Class A Ordinary Shares underlying the Private Placement Warrants; and (4) stock options or other equity awards in respect of Class A Ordinary Shares, and the Class A Ordinary Shares underlying any stock options or other equity awards in respect of Class A Ordinary Shares, unless issued to an employee of, or service provider to, Marti or any of its subsidiaries.
At the General Meeting, Galata’s shareholders will be asked to consider and vote upon a proposal, by ordinary resolution, to approve the Business Combination Agreement, and the transactions contemplated thereby (the “Business Combination Proposal” or “Proposal No. 1”).
In addition to the Business Combination Proposal, Galata’s shareholders will also be asked to consider and vote upon:
(a)
five separate proposals to approve, by special resolutions, material differences between the Existing Articles of Association and the Proposed Articles of Association, the form of which is attached to the accompanying proxy statement/prospectus as Annex G (collectively, such five separate proposals are referred to herein as the “Organizational Documents Proposal” or “Proposal No. 2”) upon completion of the Business Combination, specifically:

i.
the effective change of the company’s corporate name from “Galata Acquisition Corp.” to “Marti Technologies, Inc.”;

ii.
the effective change in authorized share capital from the authorized capital of Galata to the authorized capital of New Marti;

iii.
the effective change from the three-class share structure of Galata (prior to the Merger),

comprising Class A Ordinary Shares of Galata, Founder Shares and preference shares of Galata, to a two-class share structure of New Marti (i.e., Galata as of and following the Merger), comprised of Class A Ordinary Shares of New Marti and preference shares of New Marti;
iv.
the effective change from the holders of Founder Shares having the power to appoint or remove any director of Galata (prior to the Merger) by ordinary resolution, to the holders of Class A Ordinary Shares of New Marti having the power to appoint a director of New Marti by resolution of the New Marti shareholders at an annual general meeting under the terms of the Proposed Articles of Association, and remove a director of New Marti from office by special resolution and only for “cause” (as defined in the Proposed Articles of Association); and

v.
all other changes arising from or in connection with the effective substitution of Existing Articles of Association with the Proposed Articles of Association, including the removal of certain provisions relating to Galata’s status as a blank check company that will not be applicable following consummation of the Business Combination;

(b)
a proposal to approve by ordinary resolution, for purposes of complying with the applicable listing rules of the New York Stock Exchange, (a) the issuance of up to an aggregate of 54,000,000 Class A Ordinary Shares in connection with the Merger and (b) the issuance and sale of up to an aggregate of 90,909,091 Class A Ordinary Shares, which will be issued upon conversion of the Convertible Notes in connection with the Subscription (the “NYSE Proposal” or “Proposal No. 3”);

(c)
a proposal to approve by ordinary resolution and adopt the New Marti Incentive Plan and material terms thereunder, a copy of which is attached to the accompanying proxy statement/prospectus as Annex H (the “Incentive Plan Proposal” or “Proposal No. 4”); and

(d)
a proposal to approve by ordinary resolution the adjournment of the general meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the general meeting (the “Adjournment Proposal” or “Proposal No. 5” and, together with the Business Combination Proposal, the Organizational Documents Proposal, the NYSE Proposal, and the Incentive Plan Proposal, the “Proposals”).

Each Proposal is more fully described in this proxy statement/prospectus, which each shareholder is encouraged to read carefully.
The Class A Ordinary Shares, Galata Warrants and Galata units, consisting of one Class A Ordinary Share and one-half of one Galata Warrant (“Galata Units”), are currently listed on the NYSE American Stock Exchange (“NYSE American”) under the symbols “GLTA,” “GLTA.WS” and “GLTA.U,” respectively. The parties anticipate that, following the Business Combination, the Class A Ordinary Shares and Galata Warrants will be listed on the NYSE American under the symbols “MRT” and “MRT.WS,” respectively, and Galata Units will cease trading on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
With respect to Galata and the holders of Class A Ordinary Shares, this proxy statement/prospectus serves as a:
•
proxy statement for the General Meeting of Galata’s shareholders being held on            , 2023, where Galata’s shareholders will vote on, among other things, a proposal to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination; and

•
prospectus for the Class A Ordinary Shares that will be issued in connection with the Business Combination.

Pursuant to the Existing Articles of Association, a holder of Class A Ordinary Shares issued as part of the Galata Units in Galata’s initial public offering (the “public shares” and, holders of such public shares, the “public shareholders”), other than the Founder Shareholders or any officer or director of Galata, may, in connection with any vote on a Business Combination, elect to have Galata redeem such public shares for cash in the event the Business Combination is consummated. Holders of Galata Units must elect to separate the Galata Units into public shares and warrants prior to exercising redemption rights with respect to the public shares. If public shareholders hold their Galata Units in an account at a brokerage firm or bank, such public shareholders must notify their broker or bank that they elect to separate the Galata Units into the underlying public shares and warrants, or if a holder holds Galata Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, Galata’s transfer agent, directly and instruct it to do so. If the Business Combination is not consummated, the public shares will not be redeemed and will continue to be held by the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its redemption right with respect to all or a portion of the public shares that it holds and timely delivers or tenders its shares (and share certificates (if any) and other redemption forms) to Continental Stock Transfer & Trust Company, Galata will redeem the related Class A Ordinary Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination (including interest accrued thereon, which shall be net of taxes payable). For illustrative purposes, based on the fair value of marketable securities held in the Trust Account of approximately $147,448,003 as of March 31, 2023, the estimated per Class A Ordinary Share redemption price would have been approximately $10.26. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. Public shareholders (other than the Founder Shareholders or any officer or director of Galata) may elect to exercise their redemption rights with respect to their public shares even if they vote “FOR” the Business Combination Proposal. A public shareholder, together with any of its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate its shares or, if part of such a group, the group’s shares, in excess of 15% of the outstanding Class A Ordinary Shares (i.e., in excess of 2,156,250 Class A Ordinary Shares). Galata has no specified maximum redemption threshold under Existing Articles of Association, other than the aforementioned 15% threshold; provided, that, Galata shall not redeem public shares that would cause Galata’s net tangible assets to be less than $5,000,001 following such redemptions. Each redemption of Class A Ordinary Shares by Galata’s public shareholders will reduce the amount in the Trust Account.
The conditions to Closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties. The Business Combination Agreement provides that Marti’s obligation to consummate the Business Combination is conditioned on the amount of cash in the Trust Account (net of the Cash Redemption Amount (as defined below)) together with the proceeds from the Subscription (without, for the avoidance of doubt, taking into account any transaction fees, costs and expenses paid or required to be paid in connection with the Business Combination and the Subscription) being equal to or greater than $50 million (such amount, the “Available Galata Cash,” and such condition, the “Available Galata Cash Condition”). If, as a result of redemptions of public shares by the public shareholders, the Available Galata Cash Condition is not met or is not waived by Marti, then Marti may elect not to consummate the Business Combination. In addition, in no event will Galata redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001, as provided in Existing Articles of Association. Unless otherwise specified, the information in this proxy statement/prospectus assumes that none of the public shareholders exercise their redemption rights with respect to their public shares. On December 23, 2022, Marti irrevocably and unconditionally waived the Available Galata Cash Condition.
The Founder Shareholders have agreed, for no consideration in return, to waive their redemption rights with respect to any Founder Shares and any public shares they may hold in connection with the consummation of the Business Combination, and the Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Pursuant to the Founders Stock Letter, the Founder Shareholders have agreed to vote their respective Founder Shares (together with any other equity securities of Galata owned by them) in favor of the Business Combination and the transactions contemplated thereby (including by voting in favor of the Business Combination Proposal and for any other proposal presented to Galata’s shareholders in this proxy statement/prospectus). The Existing Articles of Association includes conversion adjustment and anti-dilution protections with respect to the Founder Shares, and, pursuant to the Founders Stock Letter, the Founder Shareholder have agreed to waive any and all rights to adjustment or other anti-dilution protections a Founder Shareholder has or will have under Section 17.3 of the Existing Articles of Association, to receive, with respect to each Founder Share held by such Founder Shareholder, more than one Class A Ordinary Share upon automatic conversion of such Founder Shares in accordance with the Existing Articles of Association in connection with the consummation of the Business Combination. As of the date of the accompanying proxy statement/prospectus, the Founder Shareholders own all of the issued and outstanding Founder Shares representing approximately 20% of the issued and outstanding Class A Ordinary Shares and Founder Shares in the aggregate.

Galata is providing this proxy statement/prospectus and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the General Meeting and at any adjournments or postponements of the General Meeting. Information about the General Meeting, the Business Combination and other related business to be considered by Galata’s shareholders at the General Meeting is included in this proxy statement/prospectus. Whether or not you plan to attend the General Meeting, all of Galata’s shareholders are urged to read carefully this proxy statement/prospectus, including the Annexes and the accompanying financial statements of Marti and Galata, carefully and in their entirety. In particular, you are urged to read carefully the section titled “Risk Factors.”
After careful consideration, the Galata Board has approved the Business Combination Agreement and the Business Combination, and recommends that Galata’s shareholders vote “FOR” adoption of the Business Combination Agreement and approval of the Business Combination and “FOR” any other proposal presented to Galata’s shareholders in this proxy statement/prospectus. When considering the Galata Board’s recommendation of these proposals, you should keep in mind that certain Galata directors and officers have interests in the Business Combination that may conflict with your interests as shareholders. Please see the section titled “The Business Combination — Interests of Certain Persons in the Business Combination” for additional information.
We may not consummate the Business Combination unless the Business Combination Proposal, the Organizational Documents Proposal, the NYSE Proposal and the Incentive Plan Proposal (collectively, the “Condition Precedent Proposals”) are approved at the General Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each of the other Condition Precedent Proposals. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in the accompanying proxy statement/prospectus. The approval of each of the Business Combination Proposal, the NYSE Proposal, the Incentive Plan Proposal and the Adjournment Proposal are being proposed as an ordinary resolution, being the affirmative vote (in person, online or by proxy) of the holders of a majority of the Class A Ordinary Shares and Founder Shares entitled to vote and actually casting votes thereon at the general meeting, voting as a single class. Approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, for each of the five separate proposals, being the affirmative vote (in person, online or by proxy) of the holders of a majority of at least two-thirds of the Class A Ordinary Shares and Founder Shares entitled to vote and actually casting votes thereon at the General Meeting, voting as a single class. Accordingly, a shareholder’s failure to vote in person, online or by proxy at the General Meeting will have no effect on the outcome of the vote on any of the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the General Meeting.
Your vote is very important. Whether or not you plan to attend the General Meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to ensure that your shares are represented at the General Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the General Meeting. The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal is approved at the General Meeting. The Closing of the Business Combination is conditioned upon the approval of the Conditions Precedent Proposals. If the Conditions Precedent Proposals are not approved by the shareholders of Galata, the Business Combination will not be consummated.
If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and you do not attend the General Meeting in person, your shares will not be counted for purposes of determining whether a quorum is present at the General Meeting. If you are a shareholder of record and you attend the General Meeting and wish to vote in person, you may withdraw your proxy and vote in person.
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES (AND SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS) TO GALATA’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE INITIALLY SCHEDULED VOTE AT THE GENERAL MEETING. YOUR REDEMPTION RIGHTS INCLUDE THE REQUIREMENT THAT A HOLDER MUST IDENTIFY ITSELF IN WRITING AS A BENEFICIAL HOLDER AND PROVIDE ITS LEGAL NAME, PHONE NUMBER AND ADDRESS TO THE TRANSFER AGENT IN ORDER TO VALIDLY

REDEEM ITS SHARES. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING OR TENDERING YOUR SHARE CERTIFICATE(S) (IF ANY) AND OTHER REDEMPTION FORMS) TO THE TRANSFER AGENT OR BY DELIVERING OR TENDERING YOUR SHARES ELECTRONICALLY USING DEPOSITORY TRUST COMPANY’S (“DTC”) DEPOSIT WITHDRAWAL AT CUSTODIAN (“DWAC”) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN YOUR SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD YOUR SHARES IN “STREET NAME,” YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.
On behalf of the Galata Board, I would like to thank you for your support of Galata and look forward to a successful completion of the Business Combination
Sincerely,
Daniel Freifeld
President, Chief Investment Officer and Director
New York, New York
Important Notice Regarding the Availability of Proxy Materials for the General Meeting to be held on         , 2023.
The notice of the General Meeting and the related proxy statement will be available at       .
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES OR REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED PARTY TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
This proxy statement/prospectus is dated        , 2023, and is expected to be first mailed or otherwise delivered to Galata’s shareholders on or about        , 2023.

ADDITIONAL INFORMATION
No person is authorized to give any information or to make any representation with respect to the matters that this proxy statement/prospectus describes other than those contained in this proxy statement/prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by Galata or Marti. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this proxy statement/prospectus nor any distribution of securities under this proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of Galata or Marti since the date of this proxy statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF GALATA ACQUISITION CORP.
TO BE HELD ON        , 2023
To the Shareholders of Galata:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “General Meeting”) of Galata will be held on        , 2023 at       a.m., New York City time, at the offices of Willkie Farr & Gallagher LLP, located at 787 Seventh Avenue, New York, NY 10019-6099, and via a live webcast at       , or at such other time, on such other date and at such other place to which the meeting may be adjourned. You are cordially invited to attend the General Meeting to conduct the following items of business and/or consider, and if thought fit, approve the following items:
1.
Business Combination Proposal — a proposal to approve by ordinary resolution and adopt the Business Combination Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, and the transactions contemplated thereby, including the Business Combination;

2.
The Organizational Documents Proposal — five separate proposals to approve, by special resolutions, material differences between the Existing Articles of Association and the Proposed Articles of Association, the form of which is attached to the accompanying proxy statement/prospectus as Annex G, upon completion of the Business Combination, specifically:

i.
to approve and adopt the Proposed Articles of Association changing the name of the company to “Marti Technologies, Inc.”;

ii.
to approve in all respects that upon the Effective Time, the effective change in authorized share capital from (i) the authorized share capital of Galata immediately prior to the Effective Time of $22,100 divided into 200,000,000 Class A Ordinary Shares of a par value of $0.0001 each, 20,000,000 Founder Shares of a par value of $0.0001 each and 1,000,000 preference shares of Galata of a par value of $0.0001 each, to (ii) the authorized share capital of New Marti of $20,100 divided into 200,000,000 Class A Ordinary Shares of a par value of $0.0001 each and 1,000,000 preference shares of New Marti of a par value of $0.0001 each;

iii.
approve in all respects, upon the Effective Time the effective change from a three-class share structure of Galata immediately prior to the Effective Time, comprising Class A Ordinary Shares, Founder Shares and preference shares of Galata, to a two-class share structure of New Marti, comprised of Class A Ordinary Shares and preference shares of New Marti;

iv.
to approve in all respects the effective change from the holders of Founder Shares having the power to appoint or remove any director of Galata (prior to the Merger) by ordinary resolution, to the holders of Class A Ordinary Shares having the power to appoint a director of New Marti by resolution of the New Marti shareholders at an annual general meeting under the terms of the Proposed Articles of Association, and remove a director of New Marti from office by special resolution and only for “cause” (as defined in the Proposed Articles of Association); and

v.
to authorize all other changes arising from or in connection with the effective substitution of the Existing Articles of Association, by the Proposed Articles of Association, including the removal of certain provisions relating to Galata’s status as a blank check company that will not be applicable following consummation of the Business Combination;

3.
The NYSE Proposal — a proposal to approve by ordinary resolution, for purposes of complying with applicable listing rules of the New York Stock Exchange, (a) the issuance of up to an aggregate of 54,000,000 Class A Ordinary Shares in connection with the Merger and (b) the issuance and sale of up to an aggregate of 90,909,091 Class A Ordinary Shares, which will be issued upon conversion of the Convertible Notes in connection with the Subscription;

4.
The Incentive Plan Proposal — a proposal to approve by ordinary resolution and adopt the New Marti Incentive Plan and material terms thereunder, a copy of which is attached to the accompanying proxy statement/prospectus as Annex H; and

5.
Adjournment Proposal — a proposal to approve, as an ordinary resolution, to adjourn the General Meeting to a later date or dates to the extent reasonable (i) to ensure that any supplement or amendment to this proxy statement/prospectus is provided to Galata’s shareholders, (ii) in order to solicit additional proxies from Galata’s shareholders in favor of the Proposals, or (iii) in order to solicit additional proxies in order to consummate the transactions contemplated by, or for any other reason in connection with, the Business Combination Agreement.

To attend the meeting virtually please visit       and use a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (i.e., those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.
The record date for the General Meeting for Galata’s shareholders that hold their shares in “street name” is             , 2023. For Galata’s shareholders holding their shares in “street name,” only shareholders holding such shares at the close of business on that date may vote at the General Meeting or any adjournment thereof. For the avoidance of doubt, the record date does not apply to Galata’s shareholders that hold their shares in registered form and are registered as shareholders in Galata’s register of members. Galata’s shareholders that hold their shares in registered form are entitled to one vote on each proposal presented at the General Meeting for each Galata Ordinary Share held on the record date of the General Meeting.
As further described in this proxy statement/prospectus, subject to the terms and conditions of the Business Combination Agreement, upon consummation of the Business Combination, among other things, shareholders of Marti will exchange their securities in Marti for securities of Galata. To effectuate the Business Combination and related transactions contemplated by the Business Combination Agreement (and described therein), among other things and subject to the terms and conditions therein, the Business Combination Agreement provides that:
•
on the day prior to the Closing Date, (a) each then outstanding and unexercised Marti Warrant shall be exchanged for shares of Marti Preferred Stock, and (b) each then outstanding share of Marti Preferred Stock (including the Marti Preferred Stock issued upon exercise of the Marti Warrants) will convert into a number of shares of Marti Common Stock, at the then-effective conversion rate as calculated pursuant to certificate of incorporation of Marti;

•
on the Closing Date of the Merger immediately before the Effective Time, in accordance with the Existing Articles of Association, each then outstanding Founder Share shall be converted, on a one-for-one basis, into Class A Ordinary Shares; and

•
effective as of the Effective Time, Merger Sub and Marti will undergo the Merger and (a) each then outstanding share of Marti Common Stock (including shares of Marti Common Stock resulting from the Conversion, but excluding Marti Restricted Stock) will be cancelled and converted into the right to receive (1) a number of Class A Ordinary Shares equal to the applicable exchange ratio (determined in accordance with the Business Combination Agreement and as further described in this proxy statement/prospectus), and (2) the contingent right to receive certain earnout shares; (b) each outstanding and unexercised Marti Option will be converted into (1) an option exercisable for Class A Ordinary Shares, based on the exchange ratio (determined in accordance with the Business Combination Agreement and as further described in this proxy statement/prospectus) and (2) the contingent right to receive certain earnout shares; and (c) each outstanding award of Marti Restricted Stock will be converted into (1) an award covering restricted Class A Ordinary Shares based on the exchange ratio (determined in accordance with the Business Combination Agreement and as further described in this proxy statement/prospectus) and (2) the contingent right to receive certain earnout shares.

Each of the Condition Precedent Proposals (i.e., the Business Combination Proposal, the Organizational Documents Proposal, the NYSE Proposal and the Incentive Plan Proposal) is cross-conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in the accompanying proxy statement/prospectus.

Only holders of record of Class A Ordinary Shares and Founder Shares at the close of business on        , 2023 are entitled to notice of the General Meeting and to vote at the General Meeting and any adjournments thereof.
Galata is providing the accompanying proxy statement/prospectus and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the General Meeting and at any adjournments of the General Meeting. Information about the General Meeting, the Business Combination and other related business to be considered by Galata’s shareholders at the General Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the General Meeting, all of Galata’s shareholders are urged to read the accompanying proxy statement/prospectus, including the annexes and other documents referred to therein, carefully and in their entirety. In particular, you should carefully consider the matters discussed under “Risk Factors” beginning on page 45 of the accompanying proxy statement/prospectus.
After careful consideration, the Galata Board has unanimously approved the Business Combination Agreement and related transactions and the other Proposals described in this proxy statement/prospectus, and has determined that it is advisable to consummate the Business Combination. The Galata Board recommends that its shareholders vote “FOR” the approval of the Business Combination Agreement, “FOR” the issuance of Class A Ordinary Shares to be issued in connection with the Merger and the conversion of the Convertible Notes and “FOR” the other Proposals described in the accompanying proxy statement/prospectus.
Pursuant to the Existing Articles of Association, public shareholders may request that Galata redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:
(a)
hold public shares, or if you hold public shares through Galata Units, you elect to separate your Galata Units into the underlying public shares and warrants prior to exercising your redemption rights with respect to the public shares;

(b)
submit a written request to Continental Stock Transfer & Trust Company, Galata’s transfer agent, in which you (i) request that Galata redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(c)
deliver or tender your public shares (and share certificates (if any) and other redemption forms) to Continental Stock Transfer & Trust Company, Galata’s transfer agent, physically or electronically through The Depository Trust Company.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern time, on      , 2023 (at least two business days prior to the initially scheduled vote at the General Meeting) in order for their shares to be redeemed.
Holders of Galata Units must elect to separate the Galata Units into the underlying public shares and Galata Warrants prior to exercising redemption rights with respect to the public shares. If public shareholders hold their Galata Units in an account at a brokerage firm or bank, such public shareholders must notify their broker or bank that they elect to separate the Galata Units into the underlying public shares and Galata Warrants, or if a holder holds Galata Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, Galata’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself to Galata in order to validly redeem its shares. Public shareholders (other than the Founder Shareholders or any officer or director of Galata) may elect to exercise their redemption rights with respect to their public shares even if they vote “FOR” the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed and will continue to be held by the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its redemption right with respect to all or a portion of the public shares that it holds and timely delivers or tenders its shares (and share certificates (if any) and other redemption forms) to Continental Stock Transfer & Trust Company, Galata will redeem the related Class A Ordinary Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination (including interest accrued thereon, which shall be net of taxes payable). For illustrative purposes, based on the fair value of marketable securities held in the Trust Account of approximately $147,448,003 as of March 31, 2023, the estimated per Class A Ordinary Share redemption price would have been approximately $10.26. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. The Founder Shareholders have agreed not to redeem, elect to redeem or tender or submit any of their respective equity securities in Galata in connection with the Business Combination. See the subsection titled “Extraordinary General Meeting — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to exercise your redemption rights with respect to your public shares.
The approval of the Business Combination Proposal, the NYSE Proposal, the Incentive Plan Proposal and the Adjournment Proposal are being proposed as an ordinary resolution, being the affirmative vote (in person, online or by proxy) of the holders of a majority of the Class A Ordinary Shares and Founder Shares entitled to vote and actually casting votes thereon at the General Meeting, voting as a single class. Approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, for each of the five separate proposals, being the affirmative vote (in person, online or by proxy) of the holders of a majority of at least two-thirds of the Class A Ordinary Shares and Founder Shares entitled to vote and actually casting votes thereon at the General Meeting, voting as a single class. Accordingly, providing the General Meeting is quorate, a shareholder’s failure to vote in person, online or by proxy at the General Meeting will have no effect on the outcome of the vote on any of the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the General Meeting.
YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF PUBLIC SHARES OF GALATA YOU OWN.   To ensure your representation at the General Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions maintained in the accompanying proxy statement/prospectus and on your proxy card. Please submit your proxy promptly, whether or not you expect to attend the meeting. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you received from your broker, bank or other nominee.
The Galata Board has unanimously approved the Business Combination Agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Business Combination Proposal, “FOR” the Organizational Documents Proposal, “FOR” the NYSE Proposal, “FOR” the Incentive Plan Proposal and “FOR” the Adjournment Proposal (if presented to the General Meeting).
Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of our Proposals. We encourage you to read the accompanying proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, at                 (banks and brokers call collect at                 ).
      , 2023
By Order of the Board of Directors
Daniel Freifeld
President, Chief Investment Officer and Director
New York, New York

ANNUAL MEETING SHAREHOLDER PROPOSALS	297
WHERE YOU CAN FIND MORE INFORMATION	298
INDEX TO FINANCIAL STATEMENTS	F-1
ANNEXES
ANNEX A	Business Combination Agreement
ANNEX B	Form of Subscription Agreement, the First PIPE Amendment and the Second PIPE Amendment
ANNEX C	Pre-fund Subscription Agreement and Amendment No. 1 to the Pre-fund Note Subscription Agreement
ANNEX D	Founders Stock Letter
ANNEX E	Shareholder Support Agreement
ANNEX F	Investor Rights Agreement
ANNEX G	Proposed Articles of Association
ANNEX H	New Marti Incentive Plan
ANNEX I	Fairness Opinion

CONVENTIONS WHICH APPLY TO THIS PROXY STATEMENT/PROSPECTUS
In this proxy statement/prospectus, unless otherwise specified or the context otherwise requires:
•
“$,” “USD” and “U.S. dollar” each refer to the United States dollar; and

• “ ,” “TL” and “lira” each refer to the Turkish lira.
Certain amounts described herein have been expressed in U.S. dollars for convenience, and when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein due to intervening exchange rate fluctuations. Marti and certain of its subsidiaries use the U.S. dollar as their functional currency and certain of Marti’s subsidiaries, including Marti İleri Teknoloji A.Ş., use TL as their functional currency. If the legal records are kept in a currency other than the functional currency, the consolidated financial statements are initially translated into the functional currency and then translated into U.S. dollars. For the companies in Türkiye that book legal records in TL, currency translation from TL to the presentation currency U.S. dollar is made under the framework described below:
•
Assets and liabilities are translated using the Central Bank of the Republic of Türkiye (“TCMB”) U.S. dollar buying rate prevailing at the balance sheet date:

•
December 31, 2022: 1 U.S. dollar = TL 18.6983;

•
December 31, 2021: 1 U.S. dollar = TL 13.3290; and

•
December 31, 2020: 1 U.S. dollar = TL 7.4194.

•
Income and expenses are translated from TL to U.S. dollar using the TCMB U.S. dollar average buying rates:

•
2022: 1 U.S. dollar = TL 16.5520;

•
2021: 1 U.S. dollar = TL 8.8719; and

•
2020: 1 U.S. dollar = TL 7.0045.

Marti İleri Teknoloji A.Ş. has used Turkish Lira (“TL”) as functional currency until the end of February 2022. Since the cumulative three-year inflation rate has risen to above 100% at the end of February 2022, based on the Turkish nation-wide consumer price indices announced by Turkish Statistical Institute (“TSI”), Turkey is considered a hyperinflationary economy under FASB ASC Topic 830, Foreign Currency Matters starting from March 1, 2022. Consequently, Marti İleri Teknoloji A.Ş. has remeasured its financial statements prospectively into new functional currency — US$ which is the non-highly inflationary currency in accordance with ASC 830-10-45-11 and ASC 830-10-45-12. According to ASC 830-10-45-9, ASC 830-10-45-10 and ASC 830-10-45-17, at the application date (March 1, 2022). The opening balances of non-monetary items are remeasured in US$ which has become the new functional currency for Marti İleri Teknoloji A.Ş. Subsequently, non-monetary items are accounted for as if they had always been assets and liabilities in US$. Monetary items are treated in the same manner as any other foreign currency monetary items. Subsequently, monetary items are remeasured into US$ using current exchange rates. Differences arising from the remeasurement of monetary items are recognized in profit or loss. See “Presentation of Financial Information” for more information.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This proxy statement/prospectus, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Galata Acquisition Corp. constitutes a prospectus of Galata Acquisition Corp under Section 5 of the Securities Act (as defined below) with respect to the Class A Ordinary Shares to be issued to shareholders of Marti Technologies, Inc. if the Business Combination described herein is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act (as defined below) with respect to the General Meeting of Galata Acquisition Corp.’s shareholders, at which such shareholders will be asked to consider and vote upon a proposal to consider and vote upon the Business Combination Proposal, among other matters and proposals.
This proxy statement/prospectus incorporates important business and financial information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.
You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other publicly available information concerning Galata Acquisition Corp., free of charge, by written request to 2001 S Street NW, Suite 320, Washington, DC 20009.
In order for Galata Acquisition Corp.’s shareholders to receive timely delivery of the documents in advance of the General Meeting, you must request the information no later than                , 2023, or five (5) business days prior to the date of the General Meeting.

MARKET AND INDUSTRY DATA
This proxy statement/prospectus contains estimates, projections, and other information concerning New Marti’s and Marti’s industry and business, as well as data regarding market research, estimates, and forecasts prepared by New Marti’s and Marti’s management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which New Marti and Marti operate is relatively nascent, rapidly evolving and subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” in this proxy statement/prospectus. Unless otherwise expressly stated, New Marti and Marti obtained industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this proxy statement/prospectus. See “Cautionary Note Regarding Forward- Looking Statements.”

TRADEMARKS, TRADE NAMES AND SERVICE MARKS
Marti and Galata own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This proxy statement/prospectus also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this proxy statement/prospectus is not intended to create, and does not imply, a relationship with Marti, New Marti or Galata, or an endorsement or sponsorship by or of Marti, New Marti or Galata. Solely for convenience, the trademarks, service marks and trade names referred to in this proxy statement/prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Marti, New Marti or Galata will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

PRESENTATION OF FINANCIAL INFORMATION
This proxy statement/prospectus contains:
•
the unaudited condensed financial statements of Galata as of and for the three months ended March 31, 2023;

•
the audited consolidated financial statements of Galata as of the fiscal year ended December 31, 2022 and for the period from February 26, 2021 (inception) through December 31, 2021; and

•
the audited consolidated financial statements of Marti as of and for the fiscal years ended December 31, 2022, 2021 and 2020.

Unless indicated otherwise, financial data presented in this proxy statement/prospectus has been taken from the audited and unaudited consolidated financial statements of Galata and Marti, as applicable, included in this proxy statement/prospectus. Where information is identified as “unaudited,” it has not been subject to an audit. Unless otherwise indicated, financial information of Galata and Marti has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).
As presented herein, Galata and Marti each publish their consolidated financial statements in U.S. dollars. In this proxy statement/prospectus, unless otherwise specified, all monetary amounts are in U.S. dollars, all references to “$,” “US$,” “USD” and “dollars” mean U.S. dollars and all references to “ ,” “TL” and “lira” mean Turkish lira.

SELECTED DEFINITIONS
In this proxy statement/prospectus unless stated otherwise or the context otherwise requires references to:
•
“2020 Incentive Plan” are to Marti’s Amended and Restated 2020 Stock Plan as may have been amended, supplemented or modified from time to time;

•
“Available Galata Cash Condition” which Marti irrevocably and unconditionally waived on December 23, 2022 are to the condition that, as of the Closing, after consummation of the Private Placements (as defined in the Business Combination Agreement) and after distribution of the funds in the Trust Account pursuant to the terms of the Business Combination Agreement and deducting all amounts to be paid pursuant to the exercise of redemption rights of Galata public shareholders, Galata having cash on hand equal to or in excess of $50,000,000;

•
“Barclays” are to Barclays Bank PLC and Barclays Capital Inc., Marti’s previous financial advisor;

•
“B. Riley” are to B. Riley Securities, Inc., Galata’s underwriter in the Initial Public Offering and placement agent in connection with the PIPE Subscription;

•
“Business Combination” are to the transactions contemplated by the Business Combination Agreement;

•
“BCA Amendment” are to that certain Amendment No. 1 to the Business Combination Agreement, dated April 28, 2023, by and among Galata, Merger Sub and Marti;

•
“Business Combination Agreement” are to the Business Combination Agreement, dated as of July 29, 2022, by and among Galata, Merger Sub and Marti, which is attached hereto as Annex A, as it may be amended from time to time;

•
“Callaway” are to Callaway Capital Management LLC, a Delaware limited liability company;

•
“Callaway Subscription Agreement” are to that certain convertible note subscription agreement, dated May 4, 2023, between Galata and Callaway.

•
“Class A Ordinary Shares” are, with respect to the period prior to the Merger, to Galata’s Class A ordinary shares, par value $0.0001 per share, and with respect to the period including and following the Merger, to New Marti’s Class A ordinary shares, par value $0.0001 per share;

•
“Closing” are to the closing of the Business Combination;

•
“Closing Date” are to the date of the Closing;

•
“Code” are to the Internal Revenue Code of 1986, as may be amended from time to time;

•
“Companies Act” are to the Companies Act (As Revised) of the Cayman Islands;

•
“Conversion” are to the conversion of each share of Marti Preferred Stock (including the Marti Preferred Stock issued upon exercise of the Marti Warrants) into a number of shares of Marti Common Stock one day prior to the Closing Date at the then-effective conversion rate as calculated pursuant to the Marti Charter;

•
“Deemed Domestication” are to the deemed conversion of Galata from a non-U.S. corporation to a U.S. corporation in a reorganization described in Section 368(a)(1)(F) of the Code that occurs at the end of the day immediately preceding the Business Combination;

•
“DGCL” are to the Delaware General Corporation Law;

•
“Earnout Period” are to the five-year period following the Closing Date;

•
“Effective Time” are to the date and time at which the Merger becomes effective;

•
“Eligible Marti Equityholder” are to a holder of (a) a share of Marti Common Stock (after taking into account the Conversion) or (b) a Marti Option or shares of Marti Restricted Stock, in each case immediately prior to the Effective Time. Notwithstanding the foregoing, ‘Eligible Marti Equityholder’ does not include, with respect to a Triggering Event or Change of Control, a holder of a Marti Option or shares of Marti Restricted Stock, as applicable, immediately prior to the Effective Time to the extent the option covering Class A Ordinary Shares or the restricted Class A Ordinary Shares into which the Marti Option or Marti Restricted Stock, as applicable, was converted at the Effective Time is forfeited after the Effective Time but prior to the Triggering Event or Change of Control and, at the time of such forfeiture, the option or restricted stock, as applicable, was unvested.
•
“Exchange Act” are to the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder;

•
“Exchange Ratio” are to the following ratio (rounded to ten decimal places): the quotient obtained by dividing (a) 45,000,000 by (b) the Marti Outstanding Shares;

•
“Existing Articles of Association” are to the Amended and Restated Memorandum and Articles of Association of Galata, dated July 8, 2021;

•
“E&Y” are to Ernst & Young Kurumsal Finansman Danışmanlık A.Ş, Galata’s tax and accounting due diligence consultant in connection with the Business Combination;

•
“First PIPE Amendment” are to the amendments of the PIPE Subscription Agreements, dated December 23, 2022, entered into between Galata, Marti and each PIPE Investor that entered a PIPE Subscription Agreement concurrently with the execution of the Business Combination Agreement, representing $47,500,000 aggregate principal amount of Convertible Notes, the form of which is attached hereto as Annex B;

•
“Founder Shares” are to Class B ordinary shares, par value $0.0001 per share, of Galata;

•
“Gala Investments” are to Gala Investments LLC, a Delaware limited liability company controlled by Andrew Stewart, one of Galata’s advisors;

•
“Galata” are to Galata Acquisition Corp., a Cayman Islands exempted company;

•
“Galata Board” are to the board of directors of Galata;

•
“Galata Founder Shareholders” are to the Sponsor and Gala Investments;

•
“Galata Shares” are to, collectively, Founder Shares and Class A Ordinary Shares;

•
“Galata Unit” are to one Class A Ordinary Share and one-half of one Public Warrant;

•
“Galata Warrants” are to the Public Warrants and the Private Placement Warrants;

•
“General Meeting” are to the extraordinary general meeting of Galata that is the subject of this proxy statement/prospectus;

•
“Initial Business Combination” are to Galata’s initial merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities after the Initial Public Offering;

•
“Initial Public Offering” are to Galata’s initial public offering of Galata Units, which closed on July 13, 2021;

•
“KPMG” are to KPMG Bağımsız Denetim ve SMMM AŞ, Marti’s independent registered public accounting firm;

•
“Latham” are to Latham & Watkins LLP, Marti’s legal counsel in connection with the Business Combination;

•
“Marti” are to Marti Technologies Inc., a Delaware corporation;

•
“Marti Charter” are to the Amended and Restated Certificate of Incorporation of Marti dated June 16, 2021, as the same may be amended, supplemented or modified from time to time;

•
“Marti Common Stock” are to the shares of the Marti’s Common Stock, par value $0.00001 per share;

•
“Marti Founders” are to Oguz Alper Öktem and Cankut Durgun, the co-founders of Marti;

•
“Marti Options” are to outstanding options to purchase shares of Marti Common Stock, whether or not then vested and exercisable, granted under the 2020 Incentive Plan. For the avoidance of doubt, “Marti Options” shall not include any “Marti Warrants”;

•
“Marti Outstanding Shares” are to, without duplication, as of immediately prior to the Effective Time, the sum of: (i) the number of issued and outstanding shares of Marti Common Stock (including any shares of unvested Marti Restricted Stock); (ii) the number of shares of Marti Common Stock issuable upon the Conversion of Marti Preferred Stock; (iii) the number of shares of Marti Common Stock issued or issuable upon the exercise of all Marti Options (and including, for the avoidance of doubt, any unvested Marti Options); and (iv) the shares of Marti Common Stock underlying all Marti Warrants (after giving effect to the Conversion), in each case of clauses (iii) and (iv), determined on a net exercise basis. For purposes of determining the number of shares of Marti Common Stock on a net exercise basis under clauses (iii) and (iv), the per-share value of the Marti Common Stock shall be equal to (a) the sum of (1) $450,000,000 plus (2) the aggregate exercise price of all Marti Options and Marti Warrants divided by (b) the Marti Outstanding Shares determined as if the words “net exercise basis” were replaced with the words “cash exercise basis.”;

•
“Marti Preferred Stock” are to the Marti Series A Preferred Stock and the Marti Series B Preferred Stock;

•
“Marti Restricted Stock” are to the outstanding restricted shares of Marti Common Stock;

•
“Marti Series A Preferred Stock” are to the shares of the Marti’s Preferred Stock, par value $0.00001 per share, designated as Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock, in each case, in the Marti Charter;

•
“Marti Series B Preferred Stock” are to the shares of the Marti’s Preferred Stock, par value $0.00001 per share, designated as Series B-1 Preferred Stock, Series B-2 Preferred Stock or Series B-3 Preferred Stock, in each case, in the Marti Charter;

•
“Marti Stock” are to the Marti Common Stock and the Marti Preferred Stock;

•
“Marti Warrants” are to the warrants to purchase shares of Marti Preferred Stock;

•
“Merger” are to the merger on the Closing Date of Merger Sub with and into Marti, with Marti surviving the merger as a wholly owned subsidiary;

•
“Merger Sub” are to Galata Merger Sub Inc., a Delaware corporation and wholly owned direct subsidiary of Galata;

•
“Merger Sub Common Stock” are to shares of common stock, par value $0.0001 per share, of Merger Sub;

•
“New Marti” are to Galata as of and following the Closing, whose name will be changed to Marti Technologies, Inc., effective, as of the Closing;

•
“New Marti Board” are to the board of directors of New Marti;

•
“New Marti Incentive Plan” are to the New Marti Incentive Award Plan, attached hereto as Annex H;

•
“NYSE” are to the New York Stock Exchange;

•
“NYSE American” are to the NYSE American Stock Exchange.

•
“PCAOB” are to the Public Company Accounting Oversight Board;

•
“Preference Shares” are, with respect to the period prior to the Merger, to Galata’s preference shares, par value $0.0001 per share, and with respect to the period including and following the Merger, to New Marti’s preference shares, par value $0.0001 per share;

•
“Proposed Articles of Association” are to the Second Amended and Restated Memorandum and Articles of Association of New Marti to take effect on the Closing and attached to this proxy statement/prospectus as Annex G;

•
“Private Placement Warrants” are to the whole warrants to purchase Class A Ordinary Shares issued to the Sponsor in a private placement simultaneously with the closing of the Initial Public Offering pursuant to the Warrant Agreement;

•
“Public Warrants” are to whole warrants to purchase Class A Ordinary Shares sold as part of the Galata Units in the Initial Public Offering (whether they were purchased in the Initial Public Offering or thereafter in the open market), with each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50, excluding, for the avoidance of doubt, the Private Placement Warrants;

•
“Redemption Rights” are to the redemption rights provided for in Sections 8 and 49 of the Existing Articles of Association;

•
“Registration Statement” are to the registration statement on Form F-4 that Marti and Galata shall jointly prepare and file with the SEC;

•
“SEC” are to the U.S. Securities and Exchange Commission;

•
“Second PIPE Amendment” are to the amendments of the PIPE Subscription Agreements, dated April 28, 2023, entered into between Galata, Marti and certain PIPE Investors representing $35,500,000 aggregate principal amount of Convertible Notes, the form of which is attached hereto as Annex B;

•
“Securities Act” are to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

•
“Scura Partners” are to Scura Partners, LLC, an investment banking firm engaged by Galata to provide a valuation analysis and evaluate the fairness of the Business Combination from a financial point of view;

•
“Sponsor” are to Galata Acquisition Sponsor, LLC, a Delaware limited liability company;

•
“Subscription Minimum Cash Condition” are to the condition to the PIPE Subscription Closing requiring Galata and/or Marti to have or have access to an aggregate amount of at least $150,000,000 from certain specified sources pursuant to the PIPE Subscription Agreement, as amended by the First PIPE Amendment, which is waivable by the PIPE Investors;

•
“Trading Day” are to any day on which Class A Ordinary Shares are actually traded on the principal securities exchange or securities market on which Class A Ordinary Shares are then traded;

•
“Triggering Event” are to the date on which the daily volume-weighted average sale price of one Class A Ordinary Share quoted on the NYSE American (or the exchange on which Class A Ordinary Shares are then listed) is greater than or equal to $20.00 for any ten (10) Trading Days (which may or may not be consecutive) within any twenty (20) consecutive Trading Day period within the Earnout Period;

•
“Trust Account” are to the trust account of Galata established by Galata for the benefit of its public shareholders (including, if applicable, an aggregate of approximately $5,031,250 of deferred underwriting discounts and commissions being held in the Trust Fund) maintained in a trust account at J.P. Morgan Chase Bank N.A.;

•
“U.S. GAAP” are to the United States generally accepted accounting principles;

•
“Verdi” are to Verdi Hukuk Bürosu, Galata’s legal counsel in connection with the Business Combination solely with respect to certain Turkish law matters;

•
“Warrant Agreement” are to the Warrant Agreement, dated July 8, 2021, between Galata and Continental Stock Transfer & Trust Company, as warrant agent; and

•
“Willkie” are to Willkie Farr & Gallagher, LLP, Galata’s legal counsel in connection with the Business Combination.

SUMMARY TERM SHEET
The Business Combination Agreement
This Summary Term Sheet, together with the sections titled “Questions and Answers About the Business Combination and the General Meeting” and “Summary of the Proxy Statement/Prospectus,” summarizes certain information included in this proxy statement/prospectus, but does not include all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the attached annexes, for a more complete understanding of the matters to be considered at the General Meeting.
•
Galata is a blank check company incorporated on February 26, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, or reorganization or engaging in any other similar business combination with one or more businesses or entities. For more information about Galata, see the section titled “Business of Galata and Certain Information About Galata.” When you consider the Galata Board’s recommendation of the Proposals (as defined below), you should keep in mind that certain of Galata’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of Galata shareholders generally. Galata’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. See the subsection titled “The Business Combination — Interests of Certain Persons in the Business Combination” for additional information. The Galata Board was aware of and considered these interests, among other matters, in recommending that Galata shareholders vote “FOR” each of the Proposals.

•
There are currently 14,375,000 Class A Ordinary Shares and 3,593,750 Founder Shares issued and outstanding. In addition, there are currently 14,437,500 Galata Warrants outstanding, consisting of 7,187,500 Public Warrants and 7,250,000 Private Placement Warrants. Each whole Galata Warrant entitles the holder to purchase one whole Class A Ordinary Share for $11.50 per share. The Galata Warrants will become exercisable on the later of 30 days after the completion of the Initial Business Combination and 12 months from the closing of the Initial Public Offering, and will expire five years after the completion of the Initial Business Combination or earlier upon redemption or liquidation. Once the warrants become exercisable, New Marti may redeem the outstanding warrants, in whole and not in part, for cash in accordance with, and subject to the terms of, the Warrant Agreement. For more information about the terms of the warrants, see the subsection titled “Description of New Marti Securities — Warrants.”

•
Marti, a Delaware corporation, offers tech-enabled urban transportation services to riders across Türkiye. Marti launched operations in 2019 with a fleet of 170 scooters on the Asian side of Istanbul. More than three years into its operations, Marti currently has a fully funded fleet of more than 45,000 e-mopeds, e-bikes, and e-scooters, serving 15 cities across Türkiye, serviced by proprietary software systems and Internet of Things (“IoT”) infrastructure. For more information about Marti, see the sections titled “Information About Marti” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Marti.”

•
On July 29, 2022, Galata and Galata’s wholly owned subsidiary, Merger Sub, entered into the Business Combination Agreement with Marti. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

•
Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the Business Combination will be effected by Merger Sub merging with and into Marti, with Marti surviving the Merger as a wholly owned subsidiary of New Marti. For more information about the Business Combination Agreement and the Business Combination, see the sections titled “The Business Combination” and “The Business Combination Agreement and Related Agreements.”

•
On the day prior to the Closing Date, (a) each then issued, outstanding and unexercised Marti Warrant shall be exchanged on a cashless basis for shares of Marti Preferred Stock in accordance with the applicable provisions of such Marti Warrant, and immediately thereafter, (b) each then outstanding share of Marti Preferred Stock (including the Marti Warrants converted to Marti Preferred Stock pursuant to clause (a)) will convert into a number of shares of Marti Common Stock at the then-effective conversion rate as calculated pursuant to the Marti Charter.
•
In connection with the Merger, it is anticipated that 43,924,730 Class A Ordinary Shares will be issued to Marti’s shareholders in exchange for all outstanding shares of Marti Common Stock (including shares of Marti Preferred Stock converted in the Conversion). It is also anticipated that New Marti will reserve for issuance up to 1,075,270 Class A Ordinary Shares in respect of New Marti Options issued in exchange for outstanding pre-merger Marti Options. Additionally, during the Earnout Period, New Marti may issue up to an aggregate of 9,000,000 additional Class A Ordinary Shares (subject to equitable adjustment for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to the Ordinary Shares occurring after the Closing) to Eligible Marti Equityholders upon the occurrence of an Triggering Event (such shares, the “Earnout Shares”). Earnout Shares issuable with respect to Marti Options and Marti Restricted Stock will be issued in the form of restricted Class A Ordinary Shares. For more information about the Business Combination Agreement and the Business Combination, see the section titled “The Business Combination.”

•
Unless lawfully waived by the parties to the Business Combination Agreement, the Closing is subject to a number of customary conditions set forth in the Business Combination Agreement, including, among others, receipt of the requisite Galata shareholder approval of the Business Combination Agreement, the Business Combination as contemplated by this proxy statement/prospectus and certain other proposals at the General Meeting. For more information about the closing conditions to the Business Combination, see the subsection titled “The Business Combination — Conditions to Closing of the Business Combination.”

•
The Business Combination Agreement may be terminated at any time prior to the consummation of the Business Combination upon agreement of the parties thereto, or for other reasons in specified circumstances. For more information about the termination rights under the Business Combination Agreement, see the subsection titled “The Business Combination — Termination.”

•
The proposed Business Combination involves numerous risks. For more information about these risks, please see the section titled “Risk Factors.”

•
In connection with the Business Combination and concurrently with the execution of the Business Combination Agreement, Galata entered into convertible note subscription agreements (the “PIPE Subscription Agreements”) with certain investors (together with investors who later enter into PIPE Subscription Agreements, the “PIPE Investors”) pursuant to which Galata agreed to issue and sell to the PIPE Investors, and the PIPE Investors agreed to subscribe for and purchase from New Marti, convertible notes (the “Convertible Notes”), which are convertible into Class A Ordinary Shares (the “Underlying Shares”), in an aggregate principal amount of $47,500,000 (together with all subscriptions with PIPE Investors who subsequently enter into PIPE Subscription Agreements, the “PIPE Subscription”) and having the terms set forth in the indenture substantially in the form attached to the PIPE Subscription Agreements (as amended, the “Indenture”). On December 23, 2022, Galata, Marti and the PIPE Investors that entered a PIPE Subscription Agreement concurrently with the execution of the Business Combination Agreement entered into the First PIPE Amendment, which amended the Subscription Minimum Cash Condition and the Indenture. A copy of the form of PIPE Subscription Agreement and the First PIPE Amendment is attached to this proxy statement/prospectus as Annex B. On the same day, Galata entered into an additional convertible note subscription agreement having the terms substantially similar to the Subscription Agreements (as amended by the First PIPE Amendment) with a certain PIPE Investor for a PIPE Subscription equal to an aggregate principal amount of $2,000,000 of Convertible Notes, which aggregate principal amount was increased to $3,000,000 on April 28, 2023.

•
On April 28, 2023, Galata, Marti and certain PIPE Investors representing $35,500,000 aggregate principal amount of Convertible Notes, entered into the Second PIPE Amendment. The Second PIPE Amendment, among other things, (1) removes lock-up restrictions applicable to the PIPE Investors; (2) extends the outside termination date of the Subscription Agreements to July 31, 2023; (3) replaces the indenture attached as Exhibit A to the Subscription Agreements with a revised Indenture. The revised Indenture: (1) decreases the conversion premium from 15.0% to 10.0%; (2) provides for the conversion price to be subject to monthly resets for the first twelve (12) months following the date of issuance to an amount per Underlying Share equal to the lower of (y) the conversion price as of the immediately preceding reset date and (z) a 10.0% premium to the average of the daily volume weighted average price over the 20 consecutive trading day period immediately preceding the applicable reset date, subject to a minimum of $1.65 per share and a maximum of $11.00 per share; and (3) includes a beneficial ownership limitation provision where the Convertible Notes may not be converted to the extent such conversion would result in the holder, its affiliates and any other person or entity acting as a group together with such holder or affiliates owning more than 9.99% of outstanding Class A Ordinary Share. The holder can increase or decrease the beneficial ownership limitation (provided that it cannot be increased to an amount greater than 19.99%) only upon written notice to New Marti, the trustee and the conversion agent under the Indenture, and such notice will not be effective until the 61st day after such notice is delivered to New Marti.
•
On April 29, 2023, the PIPE Subscription Agreement with a certain PIPE Investor representing $15,000,000 aggregate principal amount of Convertible Notes terminated.

•
On May 4, 2023, Galata and Callaway entered into the Callaway Subscription Agreement. Pursuant to the terms of the Callaway Subscription Agreement, Callaway or its designee has the option (but not the obligation) to subscribe for up to $40,000,000 aggregate principal amount of Convertible Notes during the period beginning on the Closing Date and ending on the one year anniversary of the Closing Date.

•
In connection with the execution of the Business Combination Agreement, Marti entered into a convertible note subscription agreement (as may be amended, restated, amended and restated or otherwise modified in accordance with its terms from time to time, the “Pre-Fund Subscription Agreement”) with Farragut Square Global Master Fund, LP (“Farragut”), as the lead subscriber, and the persons and entities listed on the schedule of subscribers attached thereto (as updated from time to time in accordance with its terms) (together with Farragut, collectively, the “Pre-Fund Subscribers”), pursuant to which (a) Farragut agreed to subscribe for and purchase from Marti a minimum of $15,000,000 in unsecured convertible promissory notes (“Farragut Pre-Fund Notes”), (b) Sumed Equity Ltd agreed to subscribe for and purchase from Marti $1,000,000 in unsecured convertible promissory notes (“Sumed Equity Pre-Fund Notes”), (c) European Bank for Reconstruction and Development agreed to subscribe for and purchase from Marti $1,000,000 in unsecured convertible promissory notes (“EBRD Pre-Fund Notes”) and (d) AutoTech Fund II, LP agreed to subscribe for and purchase from Marti $500,000 in unsecured convertible promissory notes (“AutoTech Pre-Fund Notes” and, together with Farragut Pre Fund Notes, Sumed Equity Pre-Fund Notes and EBRD Pre-Fund Notes, “Pre Fund Notes”), each of which are convertible into Convertible Notes at Closing in accordance with the terms of the respective Pre-Fund Notes (the “Pre Fund Subscription” and, together with the PIPE Subscription, the “Subscription”). A copy of the form of Pre-Fund Note Subscription Agreement is attached to this proxy statement/prospectus as Annex C. In connection with the Subscription, as of the date of this proxy statement and prospectus and assuming the conversion of the Pre-Fund Notes, the Pre-Fund Subscribers and the PIPE Investors have collectively committed to subscribe for an aggregate of $53,000,000 in Convertible Notes.

•
Under the Existing Articles of Association, in connection with the Business Combination, Galata’s public shareholders may elect to have their public shares redeemed for cash at the applicable redemption price per share calculated in accordance with the Existing Articles of Association. As of March 31, 2023, this would have amounted to $10.26 per share. If a holder exercises its redemption rights, then such holder will exchange its Class A Ordinary Shares for cash and will not own public shares or shares of New Marti following the completion of the Business Combination and will not participate in the future growth of New Marti, if any. Such a holder will be entitled to receive cash for its Class A Ordinary Shares only if it properly demands redemption and delivers or tenders its shares (either physically or electronically) to Galata’s transfer agent at least two business days prior to the General Meeting. For more information regarding these procedures, see the subsection titled “Extraordinary General Meeting — Redemption Rights.”

•
The following table summarizes the pro forma shares of Class A Ordinary Shares outstanding under three redemption scenarios, including the potential dilutive effect of the exercise of Galata Warrants, conversion of the Convertible Notes and the Earnout Shares:

	Scenario 1 (Assuming no redemption)(1)		Scenario 2 (Assuming 50% redemption)(2)		Scenario 3 (Assuming 100% redemption)(3)
	Number of Shares (in thousands)%		Number of Shares (in thousands)%		Number of Shares (in thousands)%
Founder Shares	3,594	3.59%	3,594	3.87%	3,594	4.19%
Holders of Class A Ordinary Shares	14,375	14.37%	7,188	7.74%	0	0.00%
Shares Issued to Marti Shareholders	45,000	44.98%	45,000	48.46%	45,000	52.53%
Shares Underlying Public Warrants	7,188	7.18%	7,188	7.74%	7,188	8.39%
Shares Underlying Private Placement Warrants	7,250	7.25%	7,250	7.81%	7,250	8.46%
Shares Underlying Convertible Notes(4)	13,636	13.63%	13,636	14.69%	13,636	15.92%
Earnout Shares(5)	9,000	9.00%	9,000	9.69%	9,000	10.51%
Total	100,043	100.00%	92,855	100.00%	85,668	100.00%

(1)
This scenario assumes that no Class A Ordinary Shares are redeemed.

(2)
This scenario assumes that 7,188,000 Class A Ordinary Shares are redeemed.

(3)
This scenario assumes all Class A Ordinary Shares are redeemed.

(4)
The calculation of Class A Ordinary Shares underlying the Convertible Notes assumes a $150,000,000 Subscription and an initial conversion price per share of $11.00. The conversion price for the Convertible Notes is subject to a monthly reset feature for the first 12 months following issuance, and resets to the lower of (y) the conversion price as of the immediately preceding reset date and (z) a 10% premium to the average of the daily volume weighted average price over the 20 consecutive trading day period immediately preceding the applicable reset date, subject to a minimum of $1.65 per share and a maximum of $11.00 per share.

(5)
The calculation of the Earnout Shares assumes the maximum number of Earnout Shares are issued during the Earnout Period.

Please see the sections titled “Summary of the Proxy Statement/Prospectus — Ownership of New Marti After the Closing” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.
•
The Galata Board considered various factors in determining whether to approve the Business Combination Agreement and the Business Combination. For more information about the Galata Board’s decision-making process, see the subsection titled “The Business Combination — The Galata Board’s Reasons for the Approval of the Business Combination.”

•
In addition to voting a proposal to approve the Merger by ordinary resolution (the “Business Combination Proposal” or “Proposal No. 1”) at the General Meeting, Galata’s shareholders will also be asked to vote on the approval of:

•
five separate proposals to approve, by special resolutions, material differences between the Existing Articles of Association and the Proposed Articles of Association, the form of which is attached to the accompanying proxy statement/prospectus as Annex G (collectively, such five separate proposals are referred to herein as the, the “Organizational Documents Proposal” or “Proposal No. 2”) upon completion of the Business Combination, specifically:

•
the effective change of the company’s corporate name from “Galata Acquisition Corp.” to “Marti Technologies, Inc.”;

•
the effective change in authorized share capital from the authorized capital of Galata to the authorized capital of New Marti;

•
the effective change from the three-class share structure of Galata comprising Class A Ordinary Shares, Founder Shares and Preference Shares, to a two-class share structure of New Marti, comprised of Class A Ordinary Shares and Preference Shares;

•
the effective change from the holders of Founder Shares having the power to appoint or remove any director of Galata (prior to the Merger) by ordinary resolution, to the holders of Class A Ordinary Shares having the power to appoint a director of New Marti by resolution of the New Marti shareholders at an annual general meeting under the terms of the Proposed Articles of Association, and remove a director of New Marti from office by special resolution and only for “cause” (as defined in the Proposed Articles of Association); and

•
all other changes arising from or in connection with the effective substitution of Existing Articles of Association with the Proposed Articles of Association, including the removal of certain provisions relating to Galata’s status as a blank check company that will not be applicable following consummation of the Business Combination;

•
for purposes of complying with applicable listing rules of the NYSE American, (a) the issuance pursuant to the Business Combination Agreement of up to an aggregate of 54,000,000 Class A Ordinary Shares in connection with the Merger and (b) the issuance and sale of up to an aggregate of 90,909,091 Class A Ordinary Shares, which will be issued upon conversion of the Convertible Notes in connection with the Subscription (the “NYSE Proposal” or “Proposal No. 3”);

•
the Marti Technologies, Inc. Incentive Award Plan (the “New Marti Incentive Plan”) and material terms thereunder (the “Incentive Plan Proposal” or “Proposal No. 4”); and

•
the adjournment of the General Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Organizational Documents Proposal, the NYSE Proposal or the Incentive Plan Proposal (the “Adjournment Proposal” or “Proposal No. 5” and, together with the Business Combination Proposal, the Organizational Documents Proposal, the NYSE Proposal and the Incentive Plan Proposal, the “Proposals”).

For more information, see the sections titled “Proposal No. 1 — The Business Combination Proposal,” “Proposal No. 2 — The Organizational Documents Proposal,” “Proposal No. 3 — The NYSE Proposal,” “Proposal No. 4 — The Incentive Plan Proposal” and “Proposal No. 5 — The Adjournment Proposal.”

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
AND THE GENERAL MEETING
The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the proposals to be presented at the General Meeting, including the Business Combination Proposal. The following questions and answers do not include all the information that is important to Galata’s shareholders. Shareholders are urged to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the General Meeting, which will be held on     , 2023 at     a.m., New York City time, at the offices of Willkie, located at 787 Seventh Avenue, New York, New York 10019 or virtually via live webcast. To participate in the General Meeting, visit included on your proxy card. You may register for the meeting as early as     , New York City time, on        , 2023. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to take additional steps to participate in the General Meeting, as described in this proxy statement/prospectus.
Q:
Why am I receiving this proxy statement/ prospectus?

A:
Galata shareholders are being asked to consider and vote upon a proposal to approve and adopt the Business Combination and certain related proposals. Galata, Marti, and other parties have agreed to the Business Combination under the terms of the Business Combination Agreement that is described in this proxy statement/prospectus. The Business Combination Agreement provides for, among other things that on the Closing Date, Merger Sub will merge with and into Marti, with Marti surviving the Merger as a wholly owned subsidiary of New Marti. This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the General Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

Q:
What proposals are shareholders of Galata being asked to vote upon?

A:
At the General Meeting, Galata is asking holders of its ordinary shares to consider and vote upon the following proposals:

1.
Business Combination Proposal — a proposal to approve the Merger and adopt the Business Combination Agreement and the transactions contemplated thereby by ordinary resolution, a copy of which is attached to this proxy statement/prospectus as Annex A (Proposal No. 1);

2.
The Organizational Documents Proposal — five separate proposals to approve, by special resolutions, material differences between the Existing Articles of Association and the Proposed Articles of Association, the form of which is attached to the accompanying proxy statement/prospectus as Annex G (Proposal No. 2) upon completion of the Business Combination, specifically:

a.
the effective change of the company’s corporate name from “Galata Acquisition Corp.” to “Marti Technologies, Inc.”;

b.
the effective change in authorized share capital from the authorized capital of Galata to the authorized capital of New Marti;

c.
the effective change from the three-class share structure of Galata, comprising Class A Ordinary Shares, Founder Shares and Preference Shares, to a two-class share structure of New Marti, comprised of Class A Ordinary Shares and Preference Shares;

d.
the effective change from the holders of Founder Shares having the power to appoint or remove any director of Galata (prior to the Merger) by ordinary resolution, to the holders of Class A Ordinary Shares having the power to appoint a director of New Marti by resolution of the New Marti shareholders at an annual general meeting under the terms of the Proposed Articles of Association, and remove a director of New Marti from office by special resolution and only for “cause” (as defined in the Proposed Articles of Association); and

e.
all other changes arising from or in connection with the effective substitution of Existing Articles of Association with the Proposed Articles of Association, including the removal of certain provisions relating to Galata’s status as a blank check company that will not be applicable following consummation of the Business Combination;

3.
The NYSE Proposal — a proposal to approve by ordinary resolution, for purposes of complying with applicable listing rules of the New York Stock Exchange, (a) the issuance of up to an aggregate of 54,000,000 Class A Ordinary Shares in connection with the Merger and (b) the issuance and sale of up to an aggregate of 90,909,091 Class A Ordinary Shares, which will be issued upon conversion of the Convertible Notes in connection with the Subscription (Proposal No. 3);

4.
The Incentive Plan Proposal — a proposal to approve by ordinary resolution and adopt the New Marti Incentive Plan and material terms thereunder, a copy of which is attached to this proxy statement/prospectus as Annex H (Proposal No. 4); and

5.
Adjournment Proposal — a proposal to approve, as an ordinary resolution, to adjourn the General Meeting to a later date or dates to the extent reasonable (a) to ensure that any supplement or amendment to this proxy statement/prospectus is provided to Galata’s shareholders, (b) in order to solicit additional proxies from Galata’s shareholders in favor of the Proposals, or (c) in order to solicit additional proxies in order to consummate the transactions contemplated by, or for any other reason in connection with, the Business Combination Agreement (Proposal No. 5).

Galata shall hold the General Meeting to consider and vote upon these Proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the General Meeting. Galata shareholders should read it carefully and in its entirety.
The vote of shareholders is important. Galata shareholders are encouraged to submit their completed proxy card as soon as possible after carefully reviewing this proxy statement/prospectus.
Q:
Are the proposals conditioned on one another?

A:
Yes, we will not consummate the Business Combination unless the Business Combination Proposal, the Organizational Documents Proposal, the NYSE Proposal and the Incentive Plan Proposal (collectively, the “Condition Precedent Proposals”) are approved at the General Meeting, and each of the Condition Precedent Proposals is cross-conditioned on the approval of each of the other Condition Precedent Proposals. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in the proxy statement/prospectus.

Q:
Why is Galata proposing the Business Combination?

A:
Galata was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, or reorganization or engaging in any other similar business combination with one or more businesses or entities.

The Galata Board considered a wide variety of factors in connection with its evaluation of the Business Combination, including its review of the results of the due diligence conducted by Galata’s management and Galata’s advisors. As a result, the Galata Board concluded that a transaction with Marti would present the most attractive opportunity to maximize value for Galata’s shareholders. Please see the subsection titled “The Business Combination — The Galata Board’s Reasons for the Approval of the Business Combination.”
Q:
Did the Galata Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:
Yes. Although the Existing Articles of Association does not require the Galata Board to seek a third-party valuation or fairness opinion in connection with the Business Combination, Galata retained Scura Partners to provide a valuation analysis and evaluate the fairness of the potential Business Combination with Marti. On July 29, 2022, at a meeting of the Galata Board, Scura Partners rendered to the Galata Board an oral opinion, which was confirmed by delivery of a written opinion dated

July 29, 2022, to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken described in such opinion, (i) the consideration in the Business Combination is fair from a financial point of view to the Galata shareholders and (ii) the fair market value of Marti equals or exceeds 80% of the amount held by the Galata in trust for benefit of its public stockholders (excluding any deferred underwriting commissions and taxes payable on interest earned on the trust account). Scura Partners’ written opinion is attached to this proxy statement/prospectus as Annex I.
Scura Partners’ opinion was directed to the Galata Board (in its capacity as such) and only addressed the fairness, from a financial point of view, to the Galata shareholders of the Per Share Merger Consideration (as defined in the Business Combination Agreement) and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding. The summary of Scura Partners’ opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Scura Partners in connection with the preparation of its opinion. However, neither Scura Partners’ opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Galata Board, any security holder or any other person as to how to act or vote or make any election with respect to any matter relating to the Merger or otherwise, including, without limitation, whether holders of Class A Ordinary Shares should redeem their shares or whether any party should participate in the PIPE Subscription.
For more information with respect to the opinion of Scura Partners, please see the section entitled “The Business Combination — Galata Board’s Reasons for the Approval of the Business Combination — Fairness Opinion of Scura Partners to Galata’s Board of Directors.”
Q:
What is expected to happen in the Business Combination?

A:
On July 29, 2022, Galata, Marti and Merger Sub entered into the Business Combination Agreement, pursuant to which the parties thereto will enter into a business combination transaction by which, among other things, (i) Merger Sub will merge with and into Marti, with Marti surviving the Merger as a direct wholly owned subsidiary of Galata, and (ii) as a result of the Merger, as of the end of the day immediately preceding the Closing, Galata is expected to become a U.S. corporation for U.S. federal income tax purposes by reason of Section 7874(b) of the Code, in a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, pursuant to U.S. Treasury Regulations issued pursuant to the Code.

Q:
What conditions must be satisfied to complete the Business Combination?

A:
There are a number of closing conditions in the Business Combination Agreement, including the approval by Galata’s shareholders of the Condition Precedent Proposals. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the subsection titled “The Business Combination — Conditions to Consummation of the Business Combination Agreement.”

Q:
How will New Marti be managed and governed following the Business Combination?

A:
Immediately after the Closing, the New Marti Board will be divided into three separate classes, designated as follows:

•
the Class I directors will be Douglas Lute and Agah Ugur and their terms will expire at the annual general meeting to be held in 2024;

•
the Class II directors will be Cankut Durgun, Yousef Hammad and Kerry Healey and their terms will expire at the annual general meeting to be held in 2025; and

•
the Class III directors will be Alper Öktem and Daniel Freifeld and their terms will expire at the annual general meeting to be held in 2026.

For additional information, please see the section titled “Management of New Marti After the Business Combination.”

Q:
What is the PIPE financing (private placement)?

A:
As of the date of this proxy statement and prospectus, the PIPE Investors have agreed to subscribe for and purchase from New Marti the Convertible Notes for an aggregate purchase price of approximately of $35,500,000 in the PIPE Subscription. In addition, the Pre-Fund Subscribers have agreed to subscribe for and purchase from Marti an aggregate of $17,500,000 in Pre-Fund Notes, which are convertible into the Convertible Notes at the closing of the Business Combination. As of the date of this proxy statement and prospectus, $14,300,000 in Pre-Fund Notes have been purchased. In connection with the Subscription, as of the date of this proxy statement and prospectus and assuming the conversion of the Pre-Fund Notes, the Pre-Fund Subscribers and the PIPE Investors have collectively committed to subscribe for an aggregate of $53,000,000 in Convertible Notes.

Q:
Will I experience dilution as a result of the Business Combination?

A:
Prior to the Subscription and the Business Combination, Galata shareholders who hold shares issued in the Initial Public Offering own approximately 80% of the issued and outstanding Class A Ordinary Shares as of the date of this proxy statement/prospectus. After giving effect to the Subscription and the Business Combination, the ownership level of Galata’s current public shareholders will be reduced. The following table summarizes the pro forma shares of Class A Ordinary Shares outstanding under three redemption scenarios, excluding the potential dilutive effect of the exercise of Galata Warrants, conversion of the Convertible Notes and the Earnout Shares:

	Scenario 1 (Assuming no redemption)(1)		Scenario 2 (Assuming 50% redemption)(2)		Scenario 3 (Assuming 100% redemption)(3)
	Number of Shares (in thousands)%		Number of Shares (in thousands)%		Number of Shares (in thousands)%
Founder Shares	3,594	5.71%	3,594	6.44%	3,594	7.40%
Holders of Class A Ordinary Shares	14,375	22.83%	7,188	12.89%	0	0.00%
Shares Issued to Marti Shareholders	45,000	71.46%	45,000	80.67%	45,000	92.60%
Total	62,969	100.00%	55,781	100.00%	48,594	100.00%
The following table summarizes the pro forma shares of Class A Ordinary Shares outstanding under three redemption scenarios, including the potential dilutive effect of the exercise of Galata Warrants, conversion of the Convertible Notes and the Earnout Shares:
	Scenario 1 (Assuming no redemption)(1)		Scenario 2 (Assuming 50% redemption)(2)		Scenario 3 (Assuming 100% redemption)(3)
	Number of Shares (in thousands)%		Number of Shares (in thousands)%		Number of Shares (in thousands)%
Founder Shares	3,594	3.59%	3,594	3.87%	3,594	4.19%
Holders of Class A Ordinary Shares	14,375	14.37%	7,188	7.74%	0	0.00%
Shares Issued to Marti Shareholders	45,000	44.98%	45,000	48.46%	45,000	52.53%
Shares Underlying Public Warrants	7,188	7.18%	7,188	7.74%	7,188	8.39%
Shares Underlying Private Placement Warrants	7,250	7.25%	7,250	7.81%	7,250	8.46%
Shares Underlying Convertible Notes(4)	13,636	13.63%	13,636	14.69%	13,636	15.92%
Earnout Shares(5)	9,000	9.00%	9,000	9.69%	9,000	10.51%
Total	100,043	100.00%	92,855	100.00%	85,668	100.00%

(1)
This scenario assumes that no Class A Ordinary Shares are redeemed.

(2)
This scenario assumes that 7,188,000 Class A Ordinary Shares are redeemed.

(3)
This scenario assumes all Class A Ordinary Shares are redeemed.

(4)
The calculation of Class A Ordinary Shares underlying the Convertible Notes assumes a $150,000,000 Subscription and an initial conversion price per share of $11.00. The conversion price for the Convertible Notes is subject to a monthly reset feature for the first 12 months following issuance, and resets to the lower of (y) the conversion price as of the immediately preceding reset date and (z) a 10% premium to the average of the daily volume weighted average price over the 20 consecutive trading day period immediately preceding the applicable reset date, subject to a minimum of $1.65 per share and a maximum of $11.00 per share.

(5)
The calculation of the Earnout Shares assumes the maximum number of Earnout Shares are issued during the Earnout Period.

Q:
What are the U.S. Federal income tax consequences of the Deemed Domestication to U.S. holders of Class A Ordinary Shares?

A:
As discussed more fully under the section “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders”, the Deemed Domestication is expected to constitute a conversion of Galata from a non-U.S. corporation to a U.S. corporation for U.S. federal income tax purposes in a reorganization described in Section 368(a)(1)(F) of the Code. Therefore, U.S. Holders (as defined in the section “Material U.S. Federal Income Tax Considerations”) of Class A Ordinary Shares are expected to be subject to Section 367(b) of the Code and may be required to recognize gain and/or recognize the “all earnings and profits amount” attributable to their Class A Ordinary Shares. In addition, because Galata is expected to qualify as a passive foreign investment company (“PFIC”), proposed U.S. Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain as a result of the Deemed Domestication unless the U.S. Holder makes (or has made) certain elections discussed further under “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders — PFIC Considerations Regarding the Deemed Domestication”. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. It is difficult to predict whether such proposed regulations will be finalized and whether, in what form, and with what effective date, other final U.S. Treasury Regulations under Section 1291(f) of the Code will be adopted.

Additionally, the Deemed Domestication may cause Non-U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations” below) to become subject to U.S. federal income withholding taxes on any amounts treated as dividends paid in respect of such Non-U.S. Holder’s Class A Ordinary Shares after the Deemed Domestication (as discussed more fully under the section “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of Non-U.S. Holders”).
For a more complete discussion of the U.S. federal income tax considerations of the Deemed Domestication, see the section below titled “Material U.S. Federal Income Tax Considerations”.
Q:
What interests do Galata’s Directors and Officers have in the Business Combination?

A:
When you consider the Galata Board’s recommendation of the Proposals, you should keep in mind that certain of Galata’s officers and directors have interests in the Business Combination that are different from, or in addition to, those of other shareholders generally. Galata’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. See the subsection titled “The Business Combination — Interests of Certain Persons in the Business Combination” for additional information. The Galata Board was aware of and considered these interests, among other matters, in recommending that Galata shareholders vote “FOR” each of the Proposals. These interests include, among other things:

•
the fact that the Sponsor paid an aggregate of $7,250,000 for Private Placement Warrants that would expire worthless if the Business Combination is not consummated;

•
the fact that the Galata Founder Shareholders have agreed, for no consideration, not to redeem any Galata Shares held by them in connection with a shareholder vote to approve the Business Combination;

•
the fact that the Sponsor paid an aggregate of $25,000 for its 3,593,750 Founder Shares, including 15,000 Founder Shares which were subsequently transferred to Gala Investments, which is controlled by Andrew Stewart, one of Galata’s advisors, and that such securities will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $      , based on the closing price of the Class A Ordinary Shares of $      per share on           , 2023;

•
the fact that the Galata Founder Shareholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Galata fails to complete the Initial Business Combination by July 13, 2023;

•
if the Trust Account is liquidated, including in the event Galata is unable to complete the Initial Business Combination within the required time period, the Sponsor has agreed to indemnify Galata to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser amount per public share as is in the Trust Account on the liquidation date, by the claims of (a) any vendor or other person who is owed money by Galata for services rendered, or products sold to, or contracted for Galata or (b) a prospective target business with which Galata has entered into an acquisition agreement, but only if such a vendor or other person or target business has not executed a waiver of all rights to seek access to the Trust Account;

•
the fact that the Sponsor and Galata’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•
the fact that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other Galata shareholders experience a negative rate of return in the post-business combination company;

•
the fact that after the completion of the Business Combination, directors or members of Galata’s management team who remain with New Marti may receive equity grants under the New Marti Incentive Plan;

•
the fact that Daniel Freifeld, who is an officer and director of Galata, has indirectly through his affiliate, Farragut, agreed to subscribe for the Farragut Pre-Fund Notes at an aggregate purchase price of at least $15,000,000, which will convert into Convertible Notes at Closing;

•
the fact that Callaway, which is an affiliate of Daniel Freifeld, or its designee has the option (but not the obligation) to subscribe for up to $40,000,000 aggregate principal amount of Convertible Notes during the period beginning on the Closing Date and ending on the one year anniversary of the Closing Date;

•
the fact that, although there are no such unreimbursed expenses as of March 31, 2023, the Sponsor and Galata’s officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on Galata’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations;

•
the fact that, although there is no amount outstanding on such promissory note as of March 31, 2023, the Sponsor issued an unsecured promissory note to the Company, pursuant to which the Company could borrow up to an aggregate principal amount of $250,000 to cover Initial Public Offering-related and organizational expenses;

•
the fact that, although there are no such loans outstanding as of March 31, 2023, the Sponsor or an affiliate of the Sponsor, or certain of Galata’s officers and directors may, but are not obligated to, make working capital loans to the Company that may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, converted upon completion of a Business Combination into up to 1,500,000 warrants at a price of $1.00 per warrant;

•
the fact that the Sponsor will lose its entire investment in Galata if the Initial Business Combination is not completed;

•
the fact that Daniel Freifeld indirectly controls the Sponsor, which currently holds more than 5% interest in Galata; and

•
the fact that Daniel Freifeld will be appointed to the New Marti Board following the Closing.

Q:
What happens if I sell my Class A Ordinary Shares before the General Meeting?

A:
The record date for the General Meeting is earlier than the date that the Business Combination is expected to be completed. If you transfer your Class A Ordinary Shares after the record date, but before the General Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the General Meeting. However, you will not be able to seek redemption of your Class A Ordinary Shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described in this proxy statement/prospectus. If you transfer your Class A Ordinary Shares prior to the record date, you will have no right to vote those shares at the General Meeting or seek redemption of those shares.

Q:
How has the announcement of the Business Combination affected the trading price of the Galata Units, Class A Ordinary Shares and Public Warrants?

A:
On July 29, 2022, the trading date before the public announcement of the Business Combination, the Galata Units, Class A Ordinary Shares and Public Warrants closed at $9.95, $9.91 and $0.07, respectively. On           , 2022, the trading date immediately prior to the date of this proxy statement/prospectus, the Galata Units, Class Ordinary A Shares and Public Warrants closed at $      , $      and $      , respectively.

Q:
Following the Business Combination, will Galata’s securities continue to trade on a stock exchange?

A:
The parties anticipate that, following the Business Combination, the Class A Ordinary Shares and Galata Warrants will be listed on the NYSE American under the symbols “MRT” and “MRT.WS,” respectively, and Galata Units will cease trading on the NYSE American and will be deregistered under the Exchange Act.

Q:
What vote is required to approve the proposals presented at the General Meeting?

A:
The approval of each of the Business Combination Proposal, the NYSE Proposal, the Incentive Plan Proposal and the Adjournment Proposal are being proposed as an ordinary resolution, being the affirmative vote (in person, online or by proxy) of the holders of a majority of the Class A Ordinary Shares and Founder Shares entitled to vote and actually casting votes thereon at the general meeting, voting as a single class. Approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, for each of the five separate proposals, being the affirmative vote (in person, online or by proxy) of the holders of a majority of at least two-thirds of the Class A Ordinary Shares and Founder Shares entitled to vote and actually casting votes thereon at the General Meeting, voting as a single class. Accordingly, a shareholder’s failure to vote in person, online or by proxy at the General Meeting will have no effect on the outcome of the vote on any of the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the General Meeting.

For purposes of the General Meeting, an abstention occurs when a shareholder attends the meeting and does not vote or returns a proxy with an “abstain” vote.
If you are a Galata shareholder that attends the General Meeting and fails to vote on the Business Combination, the Organizational Document Proposal, the NYSE Proposal, the Incentive Plan Proposal, or Adjournment Proposal, or if you respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have no effect on the vote count for such proposals.
Q:
How many votes do I have at the General Meeting?

A:
Galata shareholders are entitled to one vote at the General Meeting for each Class A Ordinary Share or Founder Share held of record as of         , 2023, the record date for the General Meeting (the

“record date”). As of the close of business on the record date, there were 14,375,000 Class A Ordinary Shares outstanding, which are held by Galata’s public shareholders, and 3,593,750 Founder Shares outstanding, which are held by the Galata Founder Shareholders
Q:
What constitutes a quorum at the General Meeting?

A:
A quorum shall be present at the General Meeting if the holders of one-third of the issued and outstanding Galata shares entitled to vote are present in person or by proxy.

Q:
How will Galata Founder Shareholders vote?

A:
The Galata Founder Shareholders have agreed to vote any Founder Shares or public shares owned by them in favor of the Business Combination and the other Proposals. Currently, they collectively own all of Galata’s issued and outstanding Founder Shares. For additional information on this agreement, please see the subsection titled “The Business Combination Agreement and Related Agreements — Galata Founders Stock Letter.”

Q:
I am a Galata shareholder. Do I have redemption rights?

A:
Yes. Pursuant to the Existing Articles of Association, a holder of Class A Ordinary Shares issued as part of the Galata Units in Galata’s initial public offering (the “public shares” and, holders of such public shares, the “public shareholders”) may, in connection with any vote on a Business Combination, elect to have their public shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials, provided that no such member acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of shares may exercise this redemption right with respect to more than 15% of the public shares in the aggregate without Galata’s prior consent. Galata shall not redeem public shares that would cause Galata’s net tangible assets to be less than $5,000,001 following such redemptions.

The Founder Shareholders have agreed to vote any Galata Shares held by them in favor of the Business Combination. In addition, pursuant to the terms of the Founders Stock Letter, the Founder Shareholders have agreed to waive their redemption rights with respect to any Galata Shares. The Founder Shareholders received no consideration for such waiver.
Q:
Will how I vote affect my ability to exercise redemption rights?

A:
No. You may exercise your redemption rights whether you vote your Class A Ordinary Shares for or against or abstain from voting on the Business Combination Proposal or any other Proposal described in this proxy statement/prospectus. As a result, the Business Combination can be approved by shareholders who will redeem their shares and no longer remain shareholders.

If redemption is demanded, Galata shall pay any such redeeming public shareholder, regardless of whether it, he or she is voting for or against such proposed Business Combination, a per-share redemption price payable in cash. The redemption price equals to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to Galata to pay its taxes, divided by the number of then issued public shares, but only in the event that the applicable proposed Business Combination is approved and consummated.
Q:
How do I exercise my redemption rights?

A:
Pursuant to the Existing Articles of Association, public shareholders may request that Galata redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

a)
hold public shares, or if you hold public shares through Galata Units, you elect to separate your Galata Units into the underlying public shares and Public Warrants prior to exercising your redemption rights with respect to the public shares;

b)
submit a written request to Continental Stock Transfer & Trust Company, Galata’s transfer agent at the following address:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004-1561
Attention: Francis Wolf
in which you (i) request that Galata redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and
c)
deliver or tender your public shares (and share certificates (if any) and other redemption forms) to Continental Stock Transfer & Trust Company, Galata’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern time, on                 , 2023 (at least two business days prior to the initially scheduled vote at the General Meeting) in order for their shares to be redeemed.
Notwithstanding the foregoing, a public shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to his, her or its shares or, if part of such a group, the group’s shares, in excess of the 15% threshold. Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public shareholder or group will not be redeemed for cash. In order to determine whether a shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) with any other shareholder, Galata will require each public shareholder seeking to exercise redemption rights to certify to Galata whether such shareholder is acting in concert or as a group with any other shareholder. Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is our understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Galata does not have any control over this process and it may take longer than two weeks. Shareholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.
Note that as a holder of public shares of Galata, you must elect to separate the Galata Units into the underlying public shares and Public Warrants prior to exercising redemption rights with respect to the public shares. If you hold Galata Units registered in your own name, you must deliver the certificate for such units or deliver such units electronically to Continental Stock Transfer & Trust Company with written instructions to separate such units into public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates or electronic delivery of the public shares back to you so that you may then exercise your redemption rights with respect to the public shares following the separation of such public shares from the units.
If a broker, dealer, commercial bank, trust company or other nominee holds your Galata Units, you must instruct such nominee to separate your Galata Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of Galata Units to be split and the nominee holding such Galata Units. Your nominee must also initiate electronically, using DTC’s DWAC (deposit withdrawal at custodian) system, a withdrawal of the relevant Galata Units and a deposit of the corresponding number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights with respect to the public shares following the separation of such public shares from the Galata Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Galata’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to the transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that the transfer agent return the shares (physically or electronically). You may make such request by contacting Galata’s transfer agent at the email address or address listed under the question “Who can help answer my questions?” below.
Q:
What are the U.S. federal income tax consequences of exercising my redemption rights?

A:
We expect that a U.S. Holder (as defined below in “Material U.S. Federal Income Tax Considerations”) of our Class A Ordinary Shares that exercises its redemption rights to receive cash from the trust account in exchange for its Class A Ordinary Shares will generally be treated as selling Class A Ordinary Shares resulting in the recognition of capital gain or capital loss, subject to the application of the PFIC rules. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of Class A Ordinary Shares that such U.S. Holder owns or is deemed to own (including through the ownership of warrants) prior to and following the redemption. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “Material U.S. Federal Income Tax Considerations.”

Additionally, because the parties have agreed that the redemption is to occur at least one day prior to the Closing Date and, in any case, prior to the Deemed Domestication, U.S. Holders exercising redemption rights should not be subject to the potential tax consequences resulting from the Deemed Domestication with respect to any Class A Ordinary Shares redeemed in the redemption but will be subject to the potential tax consequences of the U.S. federal income tax rules relating to PFICs as a result of the redemption. However, there can be no assurance that the IRS or a court will agree with such treatment. The tax consequences of the exercise of redemption rights, including pursuant to Section 367(b) of the Code and the PFIC rules, are discussed more fully below under “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders — Redemption of Class A Ordinary Shares Prior to the Deemded Domestication” and “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of Non-U.S. Holders — Redemption of Class A Ordinary Shares Prior to the Deemed Domestication.” All holders of our public shares considering exercising their redemption rights should consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.
Q:
What happens if a substantial number of Galata shareholders vote in favor of the Business Combination Proposal and the Organizational Documents Proposal and exercise their redemption rights?

A:
Galata shareholders may vote in favor of the Business Combination and exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Galata shareholders are substantially reduced as a result of redemption by Galata shareholders. The Existing Articles of Association provide that the Business Combination shall not be consummated if, upon the consummation of the Business Combination, Galata does not have at least $5,000,001 in net tangible assets after giving effect to the payment of amounts that Galata shall be required to pay to redeeming shareholders upon consummation of the Business Combination. However, pursuant to the Founders Stock Letter, the Galata Founder Shareholders have agreed not to redeem their respective Galata Shares. In the event of significant redemptions, with fewer shares outstanding and fewer Galata shareholders, the trading market for Class A Ordinary Shares may be less liquid than the market for Class A Ordinary Shares was prior to the Business Combination. In addition, in the event of significant redemptions, New Marti may not be able to meet the NYSE American listing standards. It is a condition to consummation of the Business Combination in the Business Combination Agreement that the Class A Ordinary Shares to be issued in connection with the Business Combination (including the Class A Ordinary Shares issuable upon conversion of the Convertible Notes and the Earnout Shares) be approved for listing on the NYSE American at the Closing, subject only to official notice of issuance thereof. Galata and New Marti have certain obligations in the Business Combination Agreement to use reasonable best efforts in connection with the Business Combination, including with respect to satisfying the NYSE American listing conditions.
Q:
Do I have appraisal rights if I object to the proposed Business Combination?

A:
No. There are no appraisal rights available to holders of Class A Ordinary Shares, Founder Shares or Galata Warrants in connection with the Business Combination under Cayman Islands law.

Q:
What happens to the funds deposited in the trust account after consummation of the Business Combination?

A:
If the Business Combination Proposal is approved, Galata intends to use a portion of the funds held in the Trust Account to pay (a) transaction costs associated with the Business Combination Agreement and Business Combination, (b) taxes and deferred underwriting discounts and commissions from the Initial Public Offering and (c) for any redemptions of public shares. The remaining balance in the Trust Account, together with Convertible Note proceeds, will be used for general corporate purposes of New Marti.

Q:
What happens if the Business Combination is not consummated?

A:
There are certain circumstances under which the Business Combination Agreement may be terminated. See the subsection titled “The Business Combination Agreement and Related Agreements — Termination” for additional information regarding the parties’ specific termination rights. In accordance with the Existing Articles of Association, if the Initial Business Combination is not consummated by July 13, 2023, Galata will (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay Galata’s taxes (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (c) as promptly as reasonably possible following such redemption, subject to the approval of Galata’s remaining shareholders and the Galata Board, liquidate and dissolve, subject in each case of (b) and (c) above to Galata’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

It is expected that the amount of any distribution Galata’s public shareholders will be entitled to receive upon its dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to Galata’s obligations under the Cayman Islands law to provide for claims of creditors and other requirements of applicable law. Holders of the Founder Shares have waived any right to any liquidating distributions with respect to those shares.
In the event of liquidation, there will be no distribution with respect to the outstanding Galata Warrants. Accordingly, the Galata Warrants will expire worthless.
Q:
When do you expect the Business Combination to be completed?

A:
It is currently anticipated that the Business Combination will be consummated promptly following the General Meeting to be held on       , 2023, provided that all the requisite shareholder approvals are obtained and other conditions to the consummation of the Business Combination have been satisfied or waived. For a description of the conditions for the completion of the Business Combination, see the subsection titled “The Business Combination — Conditions to Consummation of the Closing of the Business Combination.”

Q:
What else do I need to do now?

A:
You are urged to read carefully and consider the information included in this proxy statement/prospectus, including the section titled “Risk Factors” and the annexes attached to this proxy statement/prospectus, and to consider how the Business Combination will affect you as a shareholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.
Q:
How do I attend the General Meeting?

A:
The General Meeting shall be held on       , 2023 at     a.m., New York City time, at the offices of Willkie, located at 787 Seventh Avenue, New York, New York 10019 and virtually via live webcast. To participate in the General Meeting, visit       included on your proxy card. You may register for the meeting as early as       , New York City time, on       , 2023. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to take additional steps to participate in the General Meeting, as described in this proxy statement/prospectus.

Q:
How do I vote?

A:
If you hold your shares in “street name” and are a Galata shareholder of record, you may vote by mail or in person at the General Meeting. Each Class A Ordinary Share that you own in your name entitles you to one (1) vote on each of the proposals for the General Meeting. Your one (1) or more proxy cards show the number of Class A Ordinary Shares that you own.

•
Voting by Mail.   You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing the proxy card and returning it in the enclosed pre-paid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the General Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the General Meeting so that your shares will be voted if you are unable to attend the General Meeting. If you receive more than one (1) proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the General Meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your Galata Shares will be voted as recommended by the Galata Board. The Galata Board recommends voting “FOR” the Business Combination Proposal, “FOR” the Organizational Documents Proposal, “FOR” the NYSE Proposal, “FOR” the Incentive Plan Proposal and “FOR” the Adjournment Proposal. Votes submitted by mail must be received by      a.m., New York City time, on         , 2023.

•
Voting in Person at the Meeting.   If you attend the General Meeting and plan to vote in person, you will be provided with a ballot at the General Meeting. If your shares are registered directly in your name, you are considered the shareholder of record and you have the right to vote in person at the General Meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the General Meeting and vote in person, you will need to bring to the General Meeting a legal proxy from your broker, bank or nominee authorizing you to vote these shares. That is the only way Galata can be sure that the broker, bank or nominee has not already voted your Galata Shares.

•
Voting Virtually at the Meeting.   If your shares are registered in your name with Continental Stock Transfer and Trust Company and you attend the General Meeting and plan to vote virtually, you must visit                 , enter the 12-digit control number included on your proxy card or notice of the General Meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the General Meeting you will need to log back into the General Meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

•
Voting Your Shares — Beneficial Owners.   If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the shareholder of record for purposes of voting at the General Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. As a beneficial owner, if you wish to vote at the General Meeting, you will need to bring to the General Meeting a legal proxy from your broker, bank or other nominee authorizing you to vote those shares.

•
Attending the General Meeting.   Only Galata’s shareholders on the record date (if the shares are held in “street name”) or their legal proxy holders may attend the General Meeting. To be admitted to the General Meeting, you will need a form of photo identification and valid proof of ownership of Galata Shares or a valid legal proxy. If you have a legal proxy from a shareholder of record, you must bring a form of photo identification and the legal proxy to the General Meeting. If you have a legal proxy from a “street name” shareholder, you must bring a form of photo identification, a legal proxy from the record holder (that is, the bank, broker or other holder of record) to the “street name” shareholder that is assignable, and the legal proxy from the “street name” shareholder to you. Shareholders may appoint only one (1) proxy holder to attend on their behalf. Shareholders that hold their shares in registered form on the record date of the General Meeting are entitled to attend and vote at the General Meeting.

Q:
If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:
No. As disclosed in this proxy statement/prospectus, your broker, bank or nominee cannot vote your shares on the Business Combination Proposal, the Organizational Documents Proposal, the NYSE Proposal, the Incentive Plan Proposal or the Adjournment Proposal, unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

Q:
May I change my vote after I have mailed my signed proxy card?

A:
Yes. You may change your vote by sending a later-dated, signed proxy card to us at the address listed below so that it is received by us prior to the General Meeting or by attending the General Meeting online and voting there. You also may revoke your proxy by sending a notice of revocation to Galata, which must be received prior to the General Meeting

Q:
What will happen if I abstain from voting or fail to vote at the General Meeting?

A:
At the General Meeting, a properly executed proxy marked “ABSTAIN” with respect to a particular proposal will count as present for purposes of determining whether a quorum is present. For purposes of approval, failure to vote or an abstention will have no effect on the Proposals.

Q:
What should I do if I receive more than one set of voting materials?

A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction form that you receive in order to cast your vote with respect to all of your shares.

Q:
Who will solicit and pay the cost of soliciting proxies for the General Meeting?

A:
The Galata Board is soliciting your proxy to vote your Class A Ordinary Shares on all matters scheduled to come before the General Meeting. Galata will pay the cost of soliciting proxies for the

General Meeting. Galata has engaged                 to assist in the solicitation of proxies for the General Meeting. Galata has agreed to pay a fee of $      , plus disbursements. Galata will reimburse for reasonable out-of-pocket expenses and will indemnify and its affiliates against certain claims, liabilities, losses, damages and expenses. Galata will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Class A Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of Class A Ordinary Shares and in obtaining voting instructions from those owners. Galata’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
Q:
Who can help answer my questions?

A:
If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact Galata’s proxy solicitor as follows:

To obtain timely delivery, shareholders must request the materials no later than          , 2023, or five business days prior to the General Meeting.
You may also obtain additional information about Galata from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”
If you are a holder of Galata shares and you intend to seek redemption of your shares, you shall need to deliver your shares (either physically or electronically) to Galata’s transfer agent. Holders must complete the procedures for electing to redeem such shares in the manner described in the section titled “Redemption Rights” prior to 5:00 p.m., New York City time, on            , 2023 (two (2) business days before the scheduled General Meeting) in order for such shares to be redeemed. If you have questions regarding the certification of your position or delivery of your public shares, please contact Galata’s transfer agent at:
Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004-1561
Attention: Francis Wolf

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information contained in this proxy statement/prospectus and does not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the Annexes and accompanying financial statements of Marti and Galata to fully understand the proposed Business Combination (as described below) before voting on the proposals to be considered at the General Meeting (as described below). Please see the section titled “Where You Can Find More Information.”
Parties to the Business Combination
Galata
Galata is a Cayman Islands exempted company incorporated on February 26, 2021 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, or reorganization or engaging in any other similar business combination with one or more businesses or entities.
The Class A Ordinary Shares, Galata Warrants and Galata Units, consisting of one Class A Ordinary Share and one-half of one Galata Warrant are traded on the NYSE American under the ticker symbols “GLTA,” “GLTA.WS” and “GLTA.U,” respectively. The parties anticipate that, following the Business Combination, the Class A Ordinary Shares and Galata Warrants will be listed on the NYSE American under the symbols “MRT” and “MRT.WS,” respectively, and Galata Units will cease trading on the New York Stock Exchange and will be deregistered under the Exchange Act.
The mailing address of Galata’s principal executive office is 2001 S Street NW, Suite 320, Washington, DC 20009.
For more information about Galata, see the sections titled “Business of Galata and Certain Information About Galata,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Galata” and the financial statements of Galata included herein.
Marti
Marti Technologies Inc. is a Delaware corporation that was founded in 2018 to offer tech-enabled urban transportation services to riders across Türkiye. Marti launched operations in 2019 with a fleet of 170 scooters on the Asian side of Istanbul. More than three years into its operations, Marti currently has a fully funded fleet of more than 45,000 e-mopeds, e-bikes, and e-scooters, serving 15 cities across Türkiye, serviced by proprietary software systems and IoT infrastructure.
The mailing address of Marti’s registered office is Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.
For more information about Marti, see the sections titled “Business of Marti and Certain Information About Marti,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Marti” and the financial statements of Marti included herein.
Merger Sub
Merger Sub is a wholly owned subsidiary of Galata formed solely for the purpose of effectuating the Merger. Merger Sub was incorporated under the laws of the State of Delaware on June 21, 2022. Merger Sub owns no material assets and does not operate any business.
The mailing address of Merger Sub’s principal executive office is 2001 S Street NW, Suite 320, Washington, DC 20009.
The Business Combination Agreement
On July 29, 2022, Galata entered into the Business Combination Agreement with Merger Sub and Marti, pursuant to which, among other things, (i) Merger Sub will merge with and into Marti with Marti surviving the Merger as a wholly owned subsidiary of New Marti, and (ii) as a result of the Merger, as of the end of the day immediately preceding the Closing, Galata is expected to become a U.S. corporation for

U.S. federal income tax purposes by reason of Section 7874(b) of the Code, in a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, pursuant to U.S. Treasury Regulations issued pursuant to the Code. The parties expect the Business Combination to be completed in the second or third quarter of 2023, subject to, among other things, the approval of the Business Combination by Galata’s shareholders, satisfaction of the conditions stated in the Business Combination Agreement and other customary closing conditions.
The terms and conditions of the Business Combination are contained in the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. You are encouraged to read the Business Combination Agreement carefully, as it is the legal document that governs the Business Combination. For more information on the Business Combination Agreement, see the section titled “The Business Combination Agreement and Related Agreements.”
The Merger
At the Effective Time, by virtue of the Merger and without any action on the part of the Merger Sub, Marti or the holders of any of the following securities:
•
each then issued and outstanding share of Marti Common Stock (including shares of Marti Common Stock resulting from the Conversion, but excluding Marti Restricted Stock) will be cancelled and converted into the right to receive (1) a number of Class A Ordinary Shares equal to the Exchange Ratio, and (2) the contingent right to receive Earnout Shares (as defined below) as additional consideration;

•
all shares of Marti Stock held in the treasury of Marti shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

•
each then issued and outstanding share of Merger Sub Common Stock will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.00001 per share, of the surviving entity of the Merger;

•
each then outstanding and unexercised Marti Option, whether or not vested, will be assumed and converted into (a) an option to purchase a number of Class A Ordinary Shares equal to the product of (x) the number of shares of Marti Common Stock subject to such Marti Option immediately prior to the Effective Time and (y) the Exchange Ratio (such product rounded down to the nearest whole share), at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of such Marti Option immediately prior to the Effective Time divided by (ii) the Exchange Ratio (which assumed and converted option will generally remain subject to the same vesting, exercisability and other terms and conditions as such Marti Option, except that any repurchase rights thereon shall lapse at the Effective Time) and (b) the contingent right to receive Earnout Shares (with respect to each holder, rounded down to the nearest whole number of Earnout Shares) as additional consideration; and

•
each then outstanding award of Marti Restricted Stock will, automatically and without any required action on the part of the holder thereof, be assumed and converted into (a) an award covering a number of restricted Class A Ordinary Shares equal to the product of (x) the number of shares of Marti Restricted Stock subject to such award immediately prior to the Effective Time and (y) the Exchange Ratio (such product rounded down to the nearest whole share) (which assumed and converted award will generally remain subject to the same vesting, repurchase and other terms and conditions as such award of Marti Restricted Stock, except that any repurchase rights thereon shall lapse at the Effective Time) and (b) the contingent right to receive Earnout Shares as additional consideration.

On the Closing Date of the Merger immediately before the Effective Time, in accordance with the Existing Articles of Association, each then-outstanding Founder Share shall be converted, on a one-for-one basis, into a Class A Ordinary Share.
For more information about the Business Combination Agreement and the Business Combination and other transactions contemplated thereby, see the section titled “The Business Combination.”

Earnout
During the Earnout Period, as additional consideration for the Marti interests acquired in connection with the Merger, New Marti shall issue to Eligible Marti Equityholders 9,000,000 additional Class A Ordinary Shares in the aggregate (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Class A Ordinary Shares occurring after the Closing) (the “Earnout Shares”), upon (i) the occurrence of the Triggering Event or upon (ii) the achievement of a $20.00 per share price target based upon the per share consideration received in connection with a Change of Control. Please see the subsection titled “The Business Combination — Earnout” for additional information.
Conditions to Closing
The obligations of Marti, Galata and Merger Sub to consummate the Business Combination, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following conditions:
(i)
the written consent of the requisite shareholders of Marti in favor of the approval and adoption of the Business Combination Agreement and the Business Combination (the “Written Consent”) having been delivered to Galata;

(ii)
the Conditions Precedent Proposals having each been approved and adopted by the requisite affirmative vote of the Galata shareholders at the Galata Shareholders’ Meeting in accordance with the Proxy Statement, the Companies Act, the Existing Articles of Association and the rules and regulations of the NYSE American;

(iii)
no governmental authority having enacted, issued, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Business Combination illegal or otherwise prohibiting the consummation of the Business Combination;

(iv)
all required filings, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), having been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Business Combination under the HSR Act having expired or been terminated;

(v)
the Registration Statement on Form F-4 of which this proxy statement/prospectus forms a part having been declared effective and no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or threatened by the SEC;

(vi)
the Class A Ordinary Shares to be issued pursuant to the Business Combination Agreement (including the Earnout Shares) and the Subscription Agreements having been approved for listing on the NYSE American, or another national securities exchange mutually agreed to by the parties to the Business Combination Agreement, as of the Closing Date, subject only to official notice of issuance thereof; and

(vii)
either Galata having at least $5,000,001 of net tangible assets after giving effect to the redemption of public shares by Galata’s public shareholders, in accordance with the Existing Articles of Association and after giving effect to the Subscription, or the Class A Ordinary Shares not constituting “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act.

The obligations of Galata and Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following additional conditions:
(i)
the accuracy of the representations and warranties of Marti as determined in accordance with the Business Combination Agreement;

(ii)
Marti having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by Marti on or prior to the Effective Time;

(iii)
Marti having delivered to Galata a certificate, dated as of the Closing Date, signed by an officer of Marti, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement; and

(iv)
certain key employees having not been terminated by Marti or any of its subsidiaries, other than for cause, prior to the Closing.

The obligations of Marti to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to Effective Time of the following additional conditions:
(i)
the accuracy of the representations and warranties of Galata and Merger Sub as determined in accordance with the Business Combination Agreement;

(ii)
each of Galata and Merger Sub having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

(iii)
Galata having delivered to Marti a certificate, dated the date of the Closing Date, signed by the chief executive officer of Galata, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement;

(iv)
Galata having made all necessary and appropriate arrangements with Continental Stock Transfer & Trust Company, acting as trustee, to have all of the funds in the Trust Account disbursed to Galata prior to the Effective Time, and all such funds released from the Trust Account being available to Galata in respect of all or a portion of the payment obligations set forth in the Business Combination Agreement and the payment of Galata’s fees and expenses incurred in connection with the Business Combination Agreement and the Business Combination;

(v)
Galata having provided the holders of Class A Ordinary Shares with the opportunity to redeem their shares thereof in connection with the Business Combination; and

(vi)
as of the Closing, after consummation of the Subscription and after distribution of the funds in the Trust Account and deducting all amounts to be paid pursuant to the exercise of redemption rights of public shareholders, Galata having cash on hand equal to or in excess of $50,000,000 (without, for the avoidance of doubt, taking into account any transaction fees, costs and expenses paid or required to be paid in connection with the Business Combination and the Subscription) (the “Available Galata Cash Condition”). On December 23, 2022, Marti irrevocably and unconditionally waived the Available Galata Cash Condition.

BCA Amendment
On April 28, 2023, Galata, Merger Sub and Marti entered into the BCA Amendment. The BCA Amendment, among other things, (i) formally removed the Available Galata Cash Condition; (ii) extended the outside termination date of the Business Combination Agreement to July 31, 2023 (the “Outside Date”); (iii) revised certain terms of the New Marti Incentive Plan; and (iv) revised the Proposed Articles of Association to be adopted upon the closing of the Business Combination.
Related Agreements
Marti Shareholder Support Agreement
Marti has delivered to Galata a Shareholder Support Agreement (the “Support Agreement”), pursuant to which, among other things, certain shareholders of Marti, whose ownership interests collectively represent the outstanding Marti Common Stock and Marti Preferred Stock (voting on an as-converted basis) sufficient to approve the Business Combination on behalf of Marti (the “Written Consent Parties”), have agreed to support the approval and adoption of the transactions contemplated by the Business Combination Agreement, including to execute and deliver the Written Consent within three business days of the Registration Statement becoming effective. The Support Agreement will terminate upon the earlier to occur of: (a) the Effective Time, (b) the date of the termination of the Business Combination Agreement in accordance with its terms and (c) the effective date of a written agreement of Galata, Marti and the Written

Consent Parties terminating the Support Agreement. A copy of the Support Agreement is attached to this proxy statement/prospectus as Annex E.
Investor Rights Agreement
In connection with the Closing, Galata, the Sponsor, the Marti Founders, and other parties named therein (the “Holders”) will execute and deliver an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which each of Callaway (on behalf of the Sponsor) and the Marti Founders, severally and not jointly, will agree with Galata and the Holders to take all necessary action to cause (x) the New Marti Board to initially be composed of seven directors, (a) six of whom have been or will be nominated by Marti and (b) one of whom has been or will be nominated by Callaway (on behalf of the Sponsor). Each of Callaway and the Marti Founders, severally and not jointly, agrees with Galata and the Holders to take all necessary action to cause the foregoing directors to be divided into three classes of directors, with each class serving for staggered three-year terms. A copy of the form of Investor Rights Agreement is attached to this proxy statement/prospectus as Annex F.
Galata Founders Stock Letter
The Galata Founder Shareholders have entered into a letter agreement (the “Founders Stock Letter”) with Galata and Marti pursuant to which, among other things, the Galata Founder Shareholders agreed to (a) effective upon the closing of the Merger, waive the anti-dilution rights set forth in the Existing Articles of Association, (b) vote all Founder Shares held by them in favor of the adoption and approval of the Business Combination Agreement and the Business Combination and (c) not to redeem, elect to redeem or tender or submit any of their Galata Shares for redemption in connection with the Business Combination Agreement or the Business Combination. A copy of the Founders Stock Letter is attached to this proxy statement/prospectus as Annex D.
Subscription Agreements
In connection with the execution of the Business Combination Agreement, Galata entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which Galata agreed to issue and sell to the PIPE Investors, and the PIPE Investors agreed to subscribe for and purchase from Galata, the Convertible Notes, which are convertible into Underlying Shares, in an aggregate principal amount of $50,500,000 ((x) inclusive of a PIPE Investor who entered into a PIPE Subscription Agreement for an aggregate principal amount equal to $2 million on December 23, 2022, which aggregate principal amount was increased to $3 million on April 28, 2023, and (y) before adjusting for the termination of the PIPE Subscription Agreement with a certain PIPE Investor representing $15.0 million of aggregate principal on April 29, 2023) and having the terms set forth in the Indenture. Pursuant to the Indenture, the Convertible Notes were to bear interest at a rate of 12.00% per annum, payable semi-annually (a) at a rate per annum equal to 8.00% with respect to interest paid in cash and (b) at a rate per annum equal to 4.00% with respect to payment-in-kind interest, plus any additional interest or special interest that may accrue pursuant to the terms of the Indenture and the aggregate principal amount of PFG Debt (as defined therein) permitted to be incurred by the Company and its Subsidiaries (as defined therein) were not to exceed $18,000,000 at any time outstanding. Additionally, pursuant to the Indenture, the Convertible Notes were convertible into Underlying Shares at an initial conversion rate that was equal to approximately 87 Underlying Shares per $1,000 principal amount of the Convertible Notes (subject to adjustment provisions set forth in the Indenture). The Convertible Notes shall mature on the fifth year anniversary of the date of issuance.
The closing of the PIPE Subscription (the “PIPE Subscription Closing”) is conditioned on all conditions set forth in the Business Combination Agreement having been satisfied or waived, the Subscription Minimum Cash Condition which initially included (i) the post-redemption Trust Account balance and (ii) Convertible Note proceeds, and other customary closing conditions. If the conditions are met, the Business Combination will be consummated immediately following the PIPE Subscription Closing. The PIPE Subscription Agreements were initially set to terminate upon the earlier to occur of (i) the termination of the Business Combination Agreement, (ii) the mutual written agreement of the parties thereto, and (iii) 5:00 p.m. New York City time on April 29, 2023, if the PIPE Subscription Closing has not occurred by such date other than as a result of a breach of such PIPE Investor’s obligations.

On December 23, 2022, Galata, Marti and each PIPE Investor that entered a PIPE Subscription Agreement concurrently with the execution of the Business Combination Agreement entered into the First PIPE Amendment. Pursuant to the terms of the First PIPE Amendment, the Subscription Minimum Cash Condition was amended to include (a) the aggregate original principal amount of the Convertible Notes issued to the PIPE Investors (including, without duplication, the unsecured convertible promissory notes which may be funded at the subscribers’ option prior to closing and which will convert into Convertible Notes at the closing of the business combination) issued at or prior to the Closing; plus (b) the aggregate amount of Qualified ABL Commitments (as defined in the First PIPE Amendment), whether drawn or undrawn and inclusive of all drawn and invested cash; plus (c) the aggregate amount of Qualified Equity Commitments (as defined in the First PIPE Amendment); plus (d) the amounts remaining in Trust Account (following any redemptions); plus (e) the aggregate cash and cash equivalents of Marti and its controlled subsidiaries. In addition, the form of Indenture was amended to (i) increase the interest rate on the Convertible Notes to 15.00% per annum, payable semi-annually (a) at a rate per annum equal to 10.00% with respect to interest paid in cash and (b) at a rate per annum equal to 5.00% with respect to payment-in-kind interest and (ii) increase the aggregate principal amount of PFG Debt (as defined in the Indenture) permitted to be incurred by Marti and its Subsidiaries to $20,000,000 at any time outstanding. A copy of the form of First PIPE Subscription Agreement and the First PIPE Amendment is attached to this proxy statement/prospectus as Annex B.
On April 28, 2023, Galata, Marti and certain PIPE Investors representing $35,500,000 aggregate principal amount of Convertible Notes, entered into the Second PIPE Amendment. The Second PIPE Amendment, among other things, (1) removes lock-up restrictions applicable to the PIPE Investors; (2) extends the outside termination date of the Subscription Agreements to July 31, 2023; (3) replaces the indenture attached as Exhibit A to the Subscription Agreements with a revised Indenture. The revised Indenture: (1) decreases the conversion premium from 15.0% to 10.0%; (2) provides for the conversion price to be subject to monthly resets for the first twelve (12) months following the date of issuance to an amount per Underlying Share equal to the lower of (y) the conversion price as of the immediately preceding reset date and (z) a 10.0% premium to the average of the daily volume weighted average price over the 20 consecutive trading day period immediately preceding the applicable reset date, subject to a minimum of $1.65 per share and a maximum of $11.00 per share; and (3) includes a beneficial ownership limitation provision where the Convertible Notes may not be converted to the extent such conversion would result in the holder, its affiliates and any other person or entity acting as a group together with such holder or affiliates owning more than 9.99% of outstanding Class A Ordinary Share. The holder can increase or decrease the beneficial ownership limitation (provided that it cannot be increased to an amount greater than 19.99%) only upon written notice to New Marti, the trustee and the conversion agent under the Indenture, and such notice will not be effective until the 61st day after such notice is delivered to New Marti.
On May 4, 2023, Galata and Callaway entered into the Callaway Subscription Agreement. Pursuant to the terms of the Callaway Subscription Agreement, Callaway or its designee has the option (but not the obligation) to subscribe for up to $40,000,000 aggregate principal amount of Convertible Notes during the period beginning on the Closing Date and ending on the one year anniversary of the Closing Date.
Pre-Fund Subscription Agreement
In connection with the execution of the Business Combination Agreement, Marti entered into a Pre-Fund Subscription Agreement with the Pre-Fund Subscribers, pursuant to which the Pre-Fund Subscribers agreed to subscribe for and purchase from Marti their respective Pre-Fund Notes, which will convert into Convertible Notes at Closing. Each Pre-Fund Subscriber may fund at its option prior to Closing, but shall only be obligated to fund the full subscription amount at the Closing. The Pre-Fund Subscriber, Farragut, is an affiliate of a director of Galata and the Pre-Fund Subscription Agreement has been unanimously approved by the Galata Board. As of the date of this prospectus, Farragut has committed to purchase $15 million in Pre-Fund Notes and has purchased $13.3 million of its Pre-Fund Notes, Sumed Equity has purchased $1.0 million in Pre-Fund Notes, European Bank for Reconstruction and Development has purchased $1.0 million in Pre-Fund Notes, and AutoTech Fund II, LP has purchased $500,000 in Pre-Fund Notes. A copy of the form of Pre-Fund Subscription Agreement is attached to this proxy statement/prospectus as Annex C.

In connection with the Subscription, as of the date of this proxy statement and prospectus and assuming the conversion of the Pre-Fund Notes, the Pre-Fund Subscribers and the PIPE Investors have collectively committed to subscribe for an aggregate of $53,000,000 in Convertible Notes.
Amended and Restated Articles of Association
At the Effective Time, Galata shall adopt the Proposed Articles of Association and file the Proposed Articles of Association with the Registrar of Companies in the Cayman Islands. The Proposed Articles of Association will govern New Marti following the Closing and as of the signing of the Business Combination Agreement, among other things, prohibited (a) any holder of equity securities of Marti immediately prior to the Merger and (b) any holder of Founder Shares or Galata Warrants, in each case, immediately prior to the Merger, from transferring any (i) Class A Ordinary Shares issued to pre-Closing shareholders of Marti as consideration pursuant to the Merger; (ii) Class A Ordinary Shares converted from Founders Shares in connection with the Merger; (iii) Galata Warrants; (iv) Class A Ordinary Shares underlying such Galata Warrants; (v) Marti Options or other equity awards in respect of Class A Ordinary Shares; or (vi) Class A Ordinary Shares underlying any stock options or other equity awards in respect of Class A Ordinary Shares, in each case, during the period commencing on the Closing and ending on the earlier of (x) 13 months following the Closing and (y) the date on which the last reported sale price of the shares surpasses a certain threshold to be agreed upon by the parties prior to the Closing (as amended, the “New Marti Lock-Up”).
On April 28, 2023, pursuant to the terms of the BCA Amendment, Galata, Merger Sub, and Marti amended the New Marti Lock-Up to only apply to Class A Ordinary Shares, Marti Options, and other equity awards held by and/or issued to employees of, or service providers to, Marti or any of its subsidiaries. The amendment to the New Marti Lock-Up removed lock-up restrictions on: (i) Class A Ordinary Shares issued to Marti shareholders as consideration pursuant to the Business Combination Agreement who are not employees of, or service providers to, Marti or any of its subsidiaries; (ii) Class A Ordinary Shares converted, in connection with the Merger, from the Founder Shares, which are held exclusively by the Galata Founder Shareholders; (iii) the Private Placement Warrants, which are held exclusively by the Sponsor, and the Class A Ordinary Shares underlying the Private Placement Warrants; and (iv) stock options or other equity awards in respect of Class A Ordinary Shares, and the Class A Ordinary Shares underlying any stock options or other equity awards in respect of Class A Ordinary Shares, unless issued to an employee of, or service provider to, Marti or any of its subsidiaries.
A copy of the form of Proposed Articles of Association is attached to this proxy statement/prospectus as Annex G.
Galata Board’s Reasons for the Approval of the Business Combination
The Galata Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Galata Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. The Galata Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of the Galata Board may have given different weight to different factors. This explanation of the reasons for the Galata Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section titled “Cautionary Note Regarding Forward-Looking Statements.”
In connection with approving the Business Combination, the Galata Board obtained a fairness opinion from Scura Partners. In addition, the officers and directors of Galata have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with the analyses of Scura Partners, B. Riley, Barclays and E&Y, enabled them to make the necessary analyses and determinations regarding the Business Combination.
Before reaching its decision, the Galata Board reviewed the results of the due diligence conducted by Galata’s management and Galata’s advisors and consultants, which included:
•
meetings and calls with Marti’s management regarding its business model, operations and forecasts;

•
a legal due diligence review conducted by each of Willkie and Verdi, which included, among other things, a review of material contracts, intellectual property matters and other legal matters and documents posted to a virtual data room, conference calls with Marti and its attorneys and certain public record searches regarding Marti;

•
a tax due diligence review conducted by E&Y;

•
comparisons to select public companies in the same business sector as Marti, including micro-mobility technology companies Bird, Inc., Helbiz, Inc. and Tier Inc., and mobility super apps Uber Technologies, Inc., Lyft, Inc. and Grab Holdings Inc.;

•
review of analysis prepared by, and discussions with, Galata’s advisors and consultants;

•
consultation with legal and financial advisors and industry experts;

•
a fairness opinion from Scura Partners;

•
financial and valuation analysis of Marti and the Business Combination; and

•
review of the financial statements of Marti.

Following a presentation from Galata’s management team, the Galata Board determined that Marti meets all of the criteria for a Business Combination. In approving the Business Combination, the Galata Board obtained a fairness opinion from Scura Partners, dated July 29, 2022, as to the fairness, from a financial point of view, to Galata of the Per Share Merger Consideration to be issued and paid by Galata pursuant to the Business Combination Agreement, as more fully described below.
The factors considered by the Galata Board included, but were not limited to, the following:
•
Business Model and Unit Economics.   The Galata Board considered Marti’s flexible business model, demonstrated by the evolution to a fleet manager operating model during the COVID-19 pandemic that facilitated expansion to smaller cities, reduced infrastructure costs and drove improved and year round-healthy unit economics.

•
Scale and Market Share.   The Galata Board noted Marti’s strength as a leader in the electrified micromobility industry and the potential for further growth that has been further bolstered by developments during the COVID-19 pandemic, including industry consolidation and favorable regulatory changes that opened new markets or expanded opportunities in existing markets.

•
Financial Condition.   The Galata Board also considered factors such as Marti’s outlook, pipeline and financial plan, as well as valuations and trading of publicly traded companies and valuations of precedent combinations and combination targets in similar and adjacent sectors.

•
Operating History and Management Team.   The Galata Board considered the fact that Marti has a four-year operating history, which has enabled it to develop in 15 Turkish cities and build a strong management team with demonstrated success that is expected to remain with the post-combination company and continue to seek to execute Marti’s strategy.

•
Terms of the Business Combination Agreement.   The Galata Board reviewed the financial and other terms of the Business Combination Agreement and determined that they were the product of arm’s-length negotiations among the parties.

•
Independent Director Role.   Certain of Galata’s independent directors took an active role in guiding Galata management as Galata evaluated and negotiated the proposed terms of the Business Combination. Following an active and detailed evaluation, the Galata Board’s independent directors unanimously approved, as members of the Galata Board, the Business Combination Agreement and the Business Combination.

•
Fairness Opinion.   The Galata Board received the opinion, including financial forecasts, prepared by Scura Partners that, subject to certain assumptions, limitations, qualifications and other matters set forth therein, the Per Share Merger Consideration (as defined in the Business Combination Agreement) is fair from a financial point of view to Galata.

In addition, the Galata Board determined that the Business Combination satisfies the investment criteria that the Galata Board identified in connection with the Initial Public Offering. For more information, see the subsection titled “The Business Combination — Background of the Business Combination.”
In the course of its deliberations, the Galata Board also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:
•
Early Stage Company Risk.   The risk that Marti is an early stage company with a history of losses, and that Marti will incur significant expenses and continuing losses for the near term.

•
Growth Risk.   The risk that Marti expects to invest in growth for the foreseeable future, and the risk that Marti may fail to manage that growth effectively.

•
Competitive Risk.   The risk that Marti currently faces competition from a number of companies and expects to face significant competition in the future as the market for electronic vehicles develops.

•
Supplier and Manufacturer Risk.   The risk that Marti relies on a limited number of suppliers and manufacturers for its EVs.

•
Public Company Risk.   The risks that are associated with being a publicly traded company that is in its early, developmental stage.

•
Benefits May Not Be Achieved Risk.   The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•
Redemption Risk.   The risk that a significant number of Galata’s shareholders elect to redeem their shares in connection with the consummation of the Business Combination, which would reduce the amount of cash available to the post-combination company to fund its business plan following the Closing.

•
Shareholder Vote Risk.   The risk that Galata’s shareholders may fail to provide the votes necessary to approve the Business Combination.

•
Litigation Risk.   The risk of potential litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•
Closing Conditions Risk.   The risk that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Galata’s control.

•
Fees, Expenses and Time Risk.   The risk of incurring significant fees and expenses associated with completing the Business Combination and the substantial time and effort of Marti management and Galata management required to complete the Business Combination.

•
Regulatory Risk.   The risks that are associated with Marti operating in the highly-regulated electronic vehicle industry. Failure to comply with regulations or laws could subject Marti to significant regulatory risk, including the risk of litigation, regulatory actions and compliance issues that could subject Marti to significant fines, penalties, judgments, remediation costs, negative publicity and requirements resulting in increased expenses.

•
Other Risks.   Various other risk factors associated with Marti’s business, as described in the section titled “Risk Factors.”

In addition to considering the factors described above, the Galata Board also considered that certain of the officers and directors of Galata have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Galata’s shareholders. Galata’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Galata Board, the Business Combination Agreement and the Business Combination. For more information, see the subsection titled “— Interests of Certain Persons in the Business Combination.”
The Galata Board concluded that the potential benefits that it expects Galata and its shareholders to achieve as a result of the Business Combination outweigh the potentially negative factors associated with the Business Combination. Accordingly, the Galata Board, based on its consideration of the specific factors listed above, unanimously (a) determined that the Business Combination and the other transactions contemplated by the Business Combination Agreement are in the best interests of Galata’s shareholders, (b) approved, adopted and declared advisable the Business Combination Agreement and the transactions contemplated thereby and (c) recommended that the shareholders of Galata approve each of the Proposals.
The above discussion of the material factors considered by the Galata Board is not intended to be exhaustive but does set forth the principal factors considered by the Galata Board.
Satisfaction of 80% Test
It is a requirement under the Existing Articles of Association and the NYSE American listing requirements that the business or assets acquired in the Initial Business Combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for the Initial Business Combination. In connection with its evaluation and approval of the Business Combination, the Galata Board determined that the fair market value of Marti equaled $450 million based on, among other things, comparable company EBITDA multiples and revenue multiples. As of July 29, 2022, the date of the execution of the Merger Agreement, the value of the net assets held in the Trust Account was approximately $141,811,167 (excluding approximately $5,031,250 of deferred underwriting discounts held in the Trust Account) and 80% thereof represents approximately $113,448,933. In determining whether the comparable company EBITDA multiples and revenue multiples described above represents the fair market value of Marti, the Galata Board considered all of the factors described in this section and the section of this proxy statement/prospectus titled “The Merger Agreement” and the fact that the purchase price for Marti was the result of an arm’s length negotiation. As a result, the Galata Board concluded that the fair market value of the business being acquired was significantly in excess of 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in the Trust Account) as of the date of execution of the Merger Agreement.
The General Meeting of Galata’s Shareholders
Date, Time and Place of General Meeting
The General Meeting of Galata’s shareholders will be held on        , 2023 at     a.m., New York City time, at the offices of Willkie, located at 787 Seventh Avenue, New York, New York 10019, and via a live webcast at     , or at such other time, on such other date and at such other place to which the meeting may be adjourned.
We intend to hold the General Meeting in person as well as virtually, via a live webcast at       . However, we are sensitive to the public health and travel concerns our shareholders may have and recommendations that public health officials may issue in light of the evolving COVID-19 situation. As a result, we may impose additional procedures or limitations on meeting attendees or may decide to hold the meeting in a different location. We plan to announce any such updates on our proxy website at     , and we encourage you to check this website prior to the meeting if you plan to attend.
To attend the meeting virtually please      and use a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (i.e., those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.
Proposals at the General Meeting
1.
Business Combination Proposal — a proposal to approve, as an ordinary resolution, and adopt the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated thereby, including the Business Combination;

2.
The Organizational Documents Proposal — five separate proposals to approve, by special resolutions, material differences between the Existing Articles of Association and the Proposed Articles of Association, the form of which is attached to the accompanying proxy statement/prospectus as Annex G upon completion of the Business Combination, specifically:

a.
the effective change of the company’s corporate name from “Galata Acquisition Corp.” to “Marti Technologies, Inc.”;

b.
the effective change in authorized share capital from the authorized capital of Galata to the authorized capital of New Marti;

c.
the effective change from the three-class share structure of Galata, comprising Class A Ordinary Shares, Founder Shares and Preference Shares, to a two-class share structure of New Marti, comprised of Class A Ordinary Shares and Preference Shares;

d.
the effective change from the holders of Founder Shares having the power to appoint or remove any director of Galata (prior to the Merger) by ordinary resolution, to the holders of Class A Ordinary Shares having the power to appoint a director of New Marti by resolution of the New Marti shareholders at an annual general meeting under the terms of the Proposed Articles of Association, and remove a director of New Marti from office by special resolution and only for “cause” (as defined in the Proposed Articles of Association); and

e.
all other changes arising from or in connection with the effective substitution of Existing Articles of Association with the Proposed Articles of Association, including the removal of certain provisions relating to Galata’s status as a blank check company that will not be applicable following consummation of the Business Combination;

3.
The NYSE Proposal — a proposal to approve by ordinary resolution, for purposes of complying with applicable listing rules of the New York Stock Exchange, (a) the issuance of up to an aggregate of 54,000,000 Class A Ordinary Shares in connection with the Merger and (b) the issuance and sale of up to an aggregate of 90,909,091 Class A Ordinary Shares, which will be issued upon conversion of the Convertible Notes in connection with the Subscription;

4.
The Incentive Plan Proposal — a proposal to approve by ordinary resolution and adopt the New Marti Incentive Plan and material terms thereunder, a copy of which is attached to the this proxy statement/prospectus as Annex H; and

5.
Adjournment Proposal — a proposal to approve, as an ordinary resolution, to adjourn the General Meeting to a later date or dates to the extent reasonable (i) to ensure that any supplement or amendment to this proxy statement/prospectus is provided to Galata’s shareholders, (ii) in order to solicit additional proxies from Galata’s shareholders in favor of the Proposals, or (iii) in order to solicit additional proxies in order to consummate the transactions contemplated by, or for any other reason in connection with, the Business Combination Agreement.

For more information on the Proposals, see the sections titled “Proposal No. 1 — The Business Combination Proposal,” “Proposal No. 2 — The Organizational Documents Proposal,” “Proposal No. 3 — The NYSE Proposal,” “Proposal No. 4 — The Incentive Plan Proposal” and “Proposal No. 5 — The Adjournment Proposal.”
Registering for the General Meeting
Any shareholder wishing to attend the General Meeting virtually should register for the General Meeting by     , 2023 at       . To register for the General Meeting, please follow these instructions as applicable to the nature of your ownership of Galata shares:
1.
If your shares are registered in your name with Continental Stock Transfer and Trust Company and you wish to attend the online-only meeting, go to      , enter the 12-digit control number included on your proxy card or notice of the General Meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the

General Meeting you will need to log back into the General Meeting site using your control number. Pre-registration is recommended but is not required in order to attend.
2.
Beneficial shareholders (i.e., those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker or other nominee that holds their shares and email a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who email a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the General Meeting. After contacting Continental Stock Transfer and Trust Company, a beneficial holder will receive an email prior to the General Meeting with a link and instructions for entering the virtual meeting. Beneficial shareholders should contact Continental Stock Transfer and Trust Company at least five (5) business days prior to the General Meeting date in order to ensure access.

Fairness Opinion of Scura Partners to Galata’s Board of Directors
Galata retained Scura Partners to evaluate the fairness, from a financial point of view, to Galata Shareholders of the merger consideration to be paid to such holders in connection with the Business Combination.
On July 29, 2022, at a meeting of the Galata Board, Scura Partners rendered to the Galata Board an oral opinion, which was confirmed by delivery of a written opinion dated July 29, 2022, to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken described in such opinion, (i) the consideration in the Business Combination is fair from a financial point of view to the Galata shareholders and (ii) the fair market value of Marti equals or exceeds 80% of the amount held by the Galata in trust for benefit of its public stockholders (excluding any deferred underwriting commissions and taxes payable on interest earned on the Trust Account).
Scura Partners’ opinion was directed to the Galata Board (in its capacity as such) and only addressed the fairness, from a financial point of view, to the Galata shareholders of the Per Share Merger Consideration (as defined in the Business Combination Agreement) and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding. See the subsection titled “The Business Combination — Galata Board’s Reasons for the Approval of the Business Combination — Fairness Opinion of Scura Partners to Galata’s Board of Directors” for additional information.
Redemption Rights
Under the Existing Articles of Association, public shareholders may, in connection with any vote on a Business Combination, elect to have their public shares redeemed by Galata for cash at the applicable redemption price per share calculated in accordance with the Existing Articles of Association in the event the Business Combination is consummated. As of March 31, 2023, this would have amounted to approximately $10.26 per share. If a public shareholder exercises its redemption rights, then such public shareholder will exchange its Class A Ordinary Shares received in exchange for its public shares for cash and will not own public shares or shares of Galata. At least one day prior to the Closing Date and, in any case, before the Deemed Domestication, a public shareholder will be entitled to receive cash for Class A Ordinary Shares only if such public shareholder properly demands redemption and delivers its shares (either physically or electronically) to Galata’s transfer agent, Continental Stock Transfer & Trust Company, in accordance with the procedures described herein. Notwithstanding the foregoing, a public shareholder, together with any affiliate of its or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights in excess of the 15% threshold. Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public shareholder or group will not be redeemed for cash. In order to determine whether a shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) with any other shareholder, Galata will require each public shareholder seeking to exercise redemption rights to certify to Galata whether such public shareholder is acting in concert or as a group with any other shareholder. Each redemption of Class A Ordinary Shares by Galata’s public shareholders will decrease the amount in the Trust Account. In no event will Galata redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001 of net tangible assets after giving effect to the redemption of public shares by Galata’s public shareholders, in accordance with the Existing Articles of Association and after giving effect to the Subscription. See the subsection titled “Extraordinary General Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.
Comparison of Shareholder Rights
There are certain differences in the rights of Galata shareholders prior to the Business Combination and the rights of New Marti shareholders after the Business Combination. Please see the section titled “Comparison of Corporate Governance and Shareholder Rights” elsewhere in this proxy statement/prospectus for additional information. comparison to the provisions of Galata’s and New Marti’s organizational documents.
Appraisal Rights
There are no appraisal rights available to holders of Class A Ordinary Shares or Galata Warrants in connection with the Business Combination under Cayman Islands law or the DGCL.
Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the Business Combination. These figures assume that no public shareholders exercise their redemption rights in connection with the Business Combination
Sources	$MM	Uses	$MM
Cash in Trust Account	148.7	Cash to Balance Sheet	288.7
Issuance of Shares	450.0	Existing Marti Shareholders	450.0
Convertible Note Proceeds (committed and including proceeds from the Pre-Fund Notes convertible into the Convertible Notes)	53.0	Fees and Expenses	10.0
Convertible Note Proceeds (assumed)	97.0	Total Uses	$ 748.7
Total Sources	$ 748.7
Material U.S. Federal Income Tax Considerations
For a discussion summarizing the material U.S. federal income tax consequences of the Deemed Domestication and exercise of redemption rights to Galata shareholders, please see “Material U.S. Federal Income Tax Considerations.”
Material Türkiye Tax Considerations
The profits of the operating entities in Türkiye are subject to corporate income tax in Türkiye on a net basis. For the fiscal periods beginning on or after January 1, 2021, the corporate tax rate has been applied to the tax base at a rate of 20%, which was calculated by adding non-deductible expenses and deducting the exemptions available under the tax laws. With the publication of Law No. 7316 on Certain Amendments to the Law on the Collection of Public Receivables and Certain Laws in the Official Gazette on April 22, 2021 (the “Tax Amendment”), the corporate tax rate applicable to income for the years 2021 and 2022 was modified to 25% for the income derived in 2021 and 23% for the income derived in 2022. These rates will apply for the period starting within the relevant fiscal year. This change has been applied for the taxation of profits in the respective fiscal years starting from January 1, 2021.
According to the Tax Amendment, deferred tax assets and liabilities included in the consolidated financial statements for the year ended December 31, 2021 are calculated at the rates of 23% and 20% for the portions of temporary differences that will have tax effects in 2022 and the following periods, respectively.

Fiscal losses declared in the corporate income tax returns of Türkiye resident companies can be carried forward for a maximum period of five years, which is the statute of time limitation for corporate income taxation. Local tax authorities in Türkiye can inspect tax returns and the related accounting records for a maximum period of six fiscal years (including the year in which the inspection takes place).
Beginning on December 22, 2021, the gross basis withholding tax applies to dividend distributions of Türkiye resident corporations to nonresidents and real persons on an accrual basis at a rate of 10%. The withholding tax rates in Türkiye’s bilateral tax treaties are also taken into account in the application of withholding tax rates for profit distributions to non-residents. Investing profits to the capital cannot be considered as distribution of dividends and is not subject to withholding taxation in Türkiye.
Material Cayman Tax Considerations
Galata is a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, Galata has applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to Galata or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of Galata’s shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by Galata to its shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of Galata.
Accounting Treatment
The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. generally accepted accounting principles (“GAAP”). Under this method of accounting, Galata will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Marti issuing stock for the net assets of Galata, accompanied by a recapitalization. The net assets of Galata will be stated at fair value, with no goodwill or other intangible assets recorded. The summary unaudited pro forma condensed combined balance sheet data as of December 31, 2022 gives pro forma effect to the Business Combination and related transactions as if they had occurred on December 31, 2022. The summary unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2022 gives pro forma effect to the Business Combination and related transactions as if they had been consummated on January 1, 2022.
Risk Factor Summary
In evaluating the proposals to be presented at the General Meeting, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section titled “Risk Factors.”
The consummation of the Business Combination and the business and financial condition of New Marti subsequent to the Closing are subject to numerous risks and uncertainties, including those highlighted in the section title “Risk Factors.” The occurrence of one or more of the events or circumstances described below, alone or in combination with other events or circumstances, may adversely affect Galata’s ability to effect the Business Combination, and may have an adverse effect on the business, cash flows, financial condition and results of operations of Galata prior to the Business Combination and that of New Marti subsequent to the Business Combination. Such risks include, but are not limited to:
•
Marti has a relatively short operating history and a new and evolving business model, which makes it difficult to evaluate its future prospects, forecast financial results and assess the risks and challenges Marti may face.

•
Marti has incurred significant operating losses in the past and may not be able to achieve or maintain profitability in the future.

•
If Marti fails to retain existing riders or add new riders, or if its riders decrease their level of engagement with Marti’s products and services, Marti’s business, financial condition and results of operations may be significantly harmed.

•
Marti operates in a new and rapidly changing industry, which makes it difficult to evaluate Marti’s business and prospects.

•
The market for micromobility vehicle sharing is in an early stage of growth, and if such market does not continue to grow, grows more slowly than Marti expects or fails to grow as large as Marti expects, Marti’s business, financial condition and results of operations could be adversely affected.

•
Marti’s future operating results depend upon Marti’s ability to obtain vehicles that meet its quality specifications in sufficient quantities and on commercially reasonable terms.

•
The markets in which Marti operates are highly competitive, and competition represents an ongoing threat to the growth and success of Marti’s business.

•
COVID-19 has adversely affected Marti’s business and may continue to adversely affect Marti’s business.

•
Marti’s user growth and engagement on mobile devices depend upon effective operation with mobile operating systems, networks, and standards that Marti does not control.

•
Marti’s business could be adversely impacted by changes in the Internet and mobile device accessibility of users and unfavorable changes in or Marti’s failure to comply with existing or future laws governing the Internet and mobile devices.

•
Marti may be party to intellectual property rights claims and other litigation that are expensive to support, and if resolved adversely, could have a significant impact on Marti and its shareholders.

•
Action by governmental authorities to restrict access to Marti’s products and services in their localities could substantially harm Marti’s business and financial results.

•
Marti’s business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could adversely affect its business, financial condition and results of operations.

•
Marti’s business currently requires it to source parts, materials and supplies internationally, and supply chain disruptions, foreign currency exchange rate fluctuations and changes to international trade agreements, tariffs, import and excise duties, taxes or other governmental rules and regulations could adversely affect Marti’s business, financial condition, results of operations and prospects.

•
Marti’s headquarters and other operations and facilities are located in Türkiye and, therefore, Marti’s prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Türkiye.

•
Galata will incur significant transaction costs in connection with the Business Combination.

•
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus may not be indicative of what New Marti’s actual financial position or results of operations will be.

•
The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

Market Prices
Galata
Class A Ordinary Shares are traded on the NYSE American under the symbol “GLTA.”

The closing price of Class A Ordinary Shares on July 29, 2021, the last trading day before announcement of the execution of the Business Combination Agreement, was $9.91. As of                 , 2023, the record date for the General Meeting, the most recent closing price for Class A Ordinary Shares was $      .
Holders of Class A Ordinary Shares should obtain current market quotations for their securities. The market price of Galata’s securities could vary at any time before the Business Combination.
Marti
Historical market price information regarding Marti is not provided because there is no public market for its securities.

RISK FACTORS
The following risk factors will apply to the business and operations of Galata, Marti or New Marti. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of Galata, Marti and New Marti and their respective businesses, financial conditions and prospects prior to or following the completion of the Business Combination, as the case may be. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section titled “Cautionary Note Regarding Forward-Looking Statements.” Galata, Marti and New Marti may face additional risks and uncertainties that are not presently known to them, or that they currently deem immaterial, which may also impair their respective businesses or financial conditions. The following discussion should be read in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Marti,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Galata,” the financial statements of Marti and Galata and notes to the financial statements included herein, as applicable.
Risks Related to Marti
Unless the context otherwise requires, all references in this section to the “Company,” “Marti,” “we,” “us,” or “our” refer to, with respect to the period prior to the consummation of the Business Combination, Marti and its subsidiaries, and with respect to the period following the consummation of the Business Combination, New Marti and its subsidiaries.
Risks Related to Marti’s Business and Industry
We have a relatively short operating history and a new and evolving business model, which makes it difficult to evaluate our future prospects, forecast financial results and assess the risks and challenges we may face.
Our business model is relatively new and rapidly evolving. We were founded in 2018 to offer technology-enabled urban transportation services across Türkiye. We launched operations in 2019 with a fleet of 170 scooters on the Asian side of Istanbul and now have a fully funded fleet of more than 45,000 e-mopeds, e-bikes and e-scooters, serving 15 cities across Türkiye. We generate revenue mainly from the rides of e-mopeds, e-bikes, and e-scooters completed by our riders. Riders pay an unlock fee to begin a ride and a per minute fee for each minute of the ride. The unlock fee and per minute fee vary by modality, geography, and across time. In addition, a small portion of our revenue (less than 1% in 2022, 2021 and 2020) is generated from advance vehicle reservations that enable riders to reserve a vehicle prior to commencing a ride, with a reservation fee charged on a per minute basis. In October 2022, we launched a car-pooling booking service that matches riders with drivers traveling in the same direction. Riders and drivers agree on the price of the ride, and we do not currently charge a fee for this service.
We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. Risks and challenges we have faced or expect to face as a result of our relatively limited operating history and evolving business model include our ability to:
•
make operating decisions and evaluate our future prospects and the risks and challenges we may encounter;

•
forecast our revenue and budget for and manage our expenses;

•
attract new riders and retain existing riders in a cost-effective manner;

•
comply with existing and new or modified laws and regulations applicable to our business;

•
manage our software platform and our business assets and expenses;

•
plan for and manage capital expenditures for our current and future products and services, and manage our supply chain and manufacturer and supplier relationships related to our current and future products and services;

•
develop, manufacture, source, deploy, maintain, and ensure utilization of our assets, including our growing network of vehicles as well as assembly operations;

•
anticipate and respond to macroeconomic changes and changes in the markets in which we operate;

•
maintain and enhance the value of our reputation and brand;

•
effectively manage our growth and business operations;

•
successfully expand our geographic reach in markets in which we currently operate as well as new markets;

•
hire, integrate and retain talented people at all levels of our organization; and

•
successfully develop new features, products and services to enhance the experience of customers.

If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.
We have incurred significant operating losses in the past and may not be able to achieve or maintain profitability in the future.
We have incurred net losses since our inception, and we may not be able to achieve or maintain profitability in the future. Our expenses will likely increase in the future as we develop and launch new products, services and software platform features, expand in existing and new markets, expand our vehicle fleet, expand marketing channels and operations, hire additional employees, and continue to invest in our products and services and customer engagement, or as a result of the continuing COVID-19 pandemic. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business sufficient to offset these expenses. For example, we may incur additional costs and expenses associated with the COVID-19 pandemic, including costs related to supply chain disruptions. Furthermore, our products and services require significant capital investments and recurring costs, including debt payments, maintenance, depreciation, asset life, and asset replacement costs, and if we are not able to maintain sufficient levels of utilization of such assets or such products or services are otherwise not successful, our investments may not generate sufficient returns and our financial condition may be adversely affected. Additionally, as a public company, we expect stock-based compensation expense will continue to be a significant expense in future periods.
Given our limited operating history, many of our efforts to generate revenue are new and unproven. For the year ended December 31, 2022, our revenue was $25.0 million, an increase of 47.0% and 155.9%, respectively, as compared to our revenue of $17.0 million for the year ended December 31, 2021 and $9.8 million for the year ended December 31, 2020. Although we have experienced significant revenue growth in recent periods and have made our projections accordingly, we cannot guarantee that we will sustain our recent revenue growth rate in future periods as a result of many factors, including decreased demand for our products and services, increased competition and the maturation of our business, and cannot assure you that our revenue will not decline. You should not consider our historical revenue or operating expenses as indicative of our future performance. If our revenue does not increase sufficiently to offset our expenses, if we experience unexpected increases in operating expenses, or if we are required to take charges related to impairments or other matters, we might not achieve or maintain profitability and our business, financial condition and results of operations could be adversely affected.
If we fail to retain existing riders or add new riders, or if our riders decrease their level of engagement with our products and services, our business, financial condition and results of operations may be significantly harmed.
The size of our rider base is critical to our success. Our financial performance has been and will continue to be significantly determined by our success in cost-effectively adding, retaining, and engaging active users of our products and services. If people do not perceive our products and services to be useful, reliable, trustworthy, and affordable, we may not be able to attract or retain riders or otherwise maintain or increase the frequency of their use of our products and services. Our rider engagement patterns have varied over time, and rider engagement can be difficult to measure, particularly as we introduce new and different products and services and expand into new markets. Any number of factors could negatively affect rider retention, growth, and engagement, including if:
•
riders increasingly engage with other competitive products or services;

•
local governments and municipalities restrict our ability to operate our products and services in various jurisdictions at the level at which we desire to operate, or at all;

•
there are adverse changes to our products, services or business model that are mandated by legislation, regulatory authorities, or litigation;

•
we fail to introduce new features, products, or services that riders find engaging;

•
we introduce new products or services, or make changes to existing products and services, that are not favorably received;

•
riders have difficulty installing, updating, or otherwise accessing our products on mobile devices as a result of actions by us or third parties that we rely on to distribute our products and deliver our services;

•
changes in rider preferences or behavior, including decreases in the frequency of use of our products and services;

•
there are decreases in rider sentiment about the quality, affordability, or usefulness of our products or concerns related to privacy, safety, security or other factors;

•
riders adopt new products and services where our products and services may be displaced in favor of other products or services, or may not be featured or otherwise available;

•
technical or other problems prevent us from delivering our products in a rapid and reliable manner or otherwise affect the rider experience;

•
we adopt terms, policies or procedures related to areas such as rider data that are perceived negatively by our riders or the general public;

•
we elect to focus our product decisions on longer-term initiatives that do not prioritize near-term rider growth and engagement, or if initiatives designed to attract and retain riders and engagement are unsuccessful or discontinued, whether as a result of actions by us, third parties, or otherwise;

•
we fail to provide adequate customer service to riders; or

•
we, or other partners and companies in our industry, are the subject of adverse media reports or other negative publicity, even if factually incorrect or based on isolated incidents.

Further, government actions in response to the COVID-19 pandemic, or future pandemics, such as travel bans, travel restrictions, and shelter-in-place orders, have decreased and may continue to decrease utilization of our products and services. If we are unable to cost-effectively maintain or increase our rider base and engagement, our products and services may become less attractive to riders and our business, financial condition, and results of operations could be adversely affected.
Changes to our pricing could adversely affect our ability to attract or retain riders.
We regularly analyze data to determine the optimal pricing strategy to support the profitability of our business, while also trying to grow our user base. One of the risks of changing prices is that user demand is sensitive to price increases, particularly given the recent impact inflation has had on consumer spending habits. If we raise prices too much or too often, user demand may decrease. Additionally, factors such as operating costs, legal and regulatory requirements or constraints, and the ability of our competitors to offer more attractive pricing to either their customers or service providers may impact our overall pricing model.
Certain of our competitors offer, or may in the future offer, lower-priced or a broader range of products and services. Similarly, certain competitors may use marketing strategies that enable them to attract or retain riders and service providers at a lower cost than us. In the past, we have made pricing changes and incurred expenses related to marketing and rider payments, and there can be no assurance that we will not be forced, through competition, regulation, or otherwise, to reduce prices for users or increase our marketing and other expenses to attract and retain riders in response to competitive pressures or regulatory requirements. Furthermore, the economic sensitivity of riders on our software platform may vary by geographic location, and as we expand, our pricing methodologies may not enable us to compete effectively in these locations. Local regulations may affect our pricing in certain geographic locations, which could amplify these effects. We have launched, and may in the future launch, new pricing strategies and initiatives, such as subscription packages and rider loyalty programs. We have also modified, and may in the future modify, existing pricing methodologies. Any of the foregoing actions may not ultimately be successful in attracting and retaining riders.
As we continue to strive for an optimal pricing strategy, we may launch new pricing initiatives that may not be successful in retaining users. While we do and will attempt to optimize prices and balance supply and demand in our marketplace, including in each of the geographic markets in which we operate, our assessments may not be accurate or there may be errors in the technology used in our pricing and we could be underpricing or overpricing our products and services. In addition, if the products and services on our platform change, then we may need to revise our pricing methodologies. As we continue to launch new and develop existing asset-intensive products and services, factors such as maintenance, debt service, depreciation, asset life, battery swaps, supply chain efficiency, and asset replacement may affect our pricing methodologies. Any such changes to our pricing methodologies or our ability to efficiently price our products and services could adversely affect our business, financial condition and results of operations.
We rely on third parties maintaining open marketplaces to distribute our application and provide the software we use in certain of our products and services. If such third parties interfere with the distribution of our products or services or with our use of such software, if we are unable to maintain a good relationship with such third parties, or if marketplaces are unavailable for any prolonged period of time, our business will suffer.
Our mobile application is available for download to our users through the Apple App Store, Google Play Store, and Huawei AppGallery. Substantially all of our revenue is generated through our mobile application. We cannot assure you that the marketplaces through which we distribute our platform will maintain their current structures or that such marketplaces will not charge us fees to list our application for download. We believe that we have good relationships with each of Apple, Google, and Huawei. If we are not featured prominently on the Apple App Store, Google Play Store or Huawei AppGallery, users may find it more difficult to discover our mobile applications, which would make it more difficult to generate significant revenue from them. We may also be required to spend significantly more on marketing campaigns to generate substantial revenue on these platforms. In addition, Apple, Google and Huawei do not currently charge a publisher to feature one of its apps. If any of Apple, Google or Huawei were to charge publishers to feature an app, it could cause our marketing expenses to increase. Accordingly, any change or deterioration in our relationship with any of Apple, Google or Huawei could materially harm our business.
We also rely on the continued functioning of the Apple App Store, Google Play Store, and Huawei AppGallery. In the past, these digital storefronts have been unavailable for short periods of time or experienced issues with their in-app purchasing functionality. If either of these events recurs on a prolonged basis or other similar issues arise that impact our ability to generate revenue from these storefronts, it would have a material adverse effect on our revenue and operating results. In addition, if these storefront operators fail to provide high levels of service, our end users’ ability to access our mobile applications may be interrupted which may adversely affect our users’ confidence in our products and our brand.
In addition to the aforementioned mobile application platforms, there are additional third-party mobile application platforms available to distribute our mobile application to customers, including the Microsoft and Samsung app stores. However, these alternative app stores have significantly fewer users than the Apple App Store, Google Play Store, and Huawei AppGallery mobile application marketplaces through which we currently distribute our mobile application to customers. Accordingly, our business model is substantially dependent on the Apple App Store, Google Play Store, and Huawei AppGallery, and if we were unable to offer our mobile application to customers on such platforms our business, financial condition and results of operations would be adversely affected.

We operate in a new and rapidly changing industry, which makes it difficult to evaluate our business and prospects.
The market for vehicle sharing, through which we derive substantially all of our revenue, is a new and rapidly evolving industry. The growth of this market and the level of demand and market acceptance of our services is subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the industry, many of which are beyond our control, including:
•
changes in consumer demographics and public tastes and preferences;

•
changes in the method for distribution of our mobile application and products and services;

•
regulatory agencies, national and local governments and municipalities restricting our ability to operate our products and services in various jurisdictions at the level at which we desire to operate, or at all;

•
the availability and popularity of vehicle sharing; and

•
general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending and demand for vehicle sharing.

Our ability to plan for development, distribution, and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in the tastes and preferences of our current and potential riders. For example, we cannot be certain how the COVID-19 pandemic will continue to negatively impact the willingness of riders to use shared vehicles. In addition, we may be restricted from operating our business in certain jurisdictions due to public health and safety measures implemented in response to the ongoing COVID-19 pandemic. If the public does not perceive our business or other products and services as beneficial, or chooses not to adopt them as a result of concerns regarding public health or safety, affordability, or for other reasons, whether as a result of incidents on our or our competitors’ platforms, the COVID-19 pandemic, or otherwise, then the market for our products and services may not further develop, may develop more slowly than we expect, or may not achieve the growth potential we expect, which would harm our business and prospects. Additionally, from time to time we may re-evaluate the markets in which we operate and the performance of our network of shared vehicles, and we have discontinued and may in the future discontinue operations in certain markets as a result of such evaluations. Any of the foregoing risks and challenges could adversely affect our business, financial condition, and results of operations.
The market for micromobility vehicle sharing is in an early stage of growth, and if such market does not continue to grow, grows more slowly than we expect or fails to grow as large as we expect, our business, financial condition and results of operations could be adversely affected.
The market for micromobility vehicle sharing is new and unproven, and it is uncertain whether demand for our services will continue to grow and achieve wide market acceptance in the markets in which we operate. Our success depends on the willingness of people to widely adopt micromobility vehicle sharing. If the public does not perceive such sharing as beneficial, or chooses not to adopt it as a result of concerns regarding safety, affordability or for other reasons, whether as a result of incidents on our platform or on our competitors’ platforms or otherwise, then the market for our micromobility sharing network may not further develop, may develop more slowly than we expect or may not achieve the growth potential we expect, any of which could adversely affect our business, financial condition and results of operations.
If we are unable to efficiently grow and further develop our network of shared vehicles and manage the related risks, our business, financial condition and results of operations could be adversely affected.
While some major cities in Türkiye have widely adopted micromobility vehicle sharing, new markets might not accept, or existing markets might not continue to accept, micromobility vehicle sharing, and even if they do, we might not be able to execute our business strategy. Even if we are able to successfully develop and implement our network of shared vehicles, there may be heightened public skepticism of this nascent service offering. In particular, there could be negative public perception surrounding micromobility vehicle sharing, including the overall safety and the potential for injuries occurring as a result of accidents involving an increased number of bikes, scooters and mopeds on the road. Such negative public perception may result from incidents on our platform or incidents involving competitors’ products and services, which may be out of our control.
We use a limited number of external suppliers for our vehicles, and rely on a continuous, stable and cost-effective supply of parts for our vehicles that meet our standards, which is critical to our operations. We expect to continue to rely on external suppliers in the future and might not be able to maintain our existing relationships with these suppliers and continue to be able to source our vehicles on a stable basis, at a reasonable price or at all.
The supply chain for vehicles exposes us to multiple potential sources of delivery failure or shortages. For example, in 2021, a global chip shortage led to significant increases in lead times and chip prices. The lead time of chips increased from approximately six weeks to over 20 weeks, and the average price of chips increased from approximately $3 to $40. As a result, the production time and cost of our in-house developed IoTs increased. In the event that the supply of vehicles or key components is interrupted or there are further significant increases in prices, our business, financial condition and results of operations could be adversely affected. Additionally, changes in business conditions, force majeure, governmental changes and other factors beyond our control or that we do not presently anticipate could also affect our suppliers’ ability to deliver on a timely basis.
We incurred significant costs related to the design, purchase, sourcing and operations of our vehicle fleet and expect to continue incurring such costs as we expand our network of shared vehicles. The prices of our vehicles may fluctuate depending on factors beyond our control including market and economic conditions, tariffs and demand. Substantial increases in prices of these assets or the cost of our operations would increase our costs and reduce our margins, which could adversely affect our business, financial condition and results of operations.
Our vehicles or components thereof may experience quality problems or defects from time to time, which could result in decreased usage of our micromobility network. We might not be able to detect and fix all defects in our vehicles. Failure to do so could result in lost revenue, litigation or regulatory challenges, including personal injury or products liability claims, and harm to our reputation. We envision expanding our current core business to include other sharing services. Failure to provide these additional services as envisioned or at all, could affect our growth prospects and operating results.
We intend to expand our business and may enter into new lines of business or geographic markets, which may result in additional risks, uncertainties and costs in our business.
We continue to grow our business by offering additional products and services, by entering into new lines of business and by entering into, or expanding our presence in, new geographic markets. Introducing new products and services could increase our operational costs and the complexities involved in managing such products and services, including with respect to ensuring compliance with applicable regulatory requirements. To the extent we enter into new lines of business, we will face numerous risks and uncertainties, including risks associated with the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of investors due to the perception that we are no longer focusing on our core business. In addition, we may from time to time explore opportunities to grow our business via acquisitions, partnerships, investments or other strategic transactions. There can be no assurance that we will successfully identify, negotiate or complete such transactions, that any completed transactions will produce favorable financial results or that we will be able to successfully integrate an acquired business with ours.
Entry into certain lines of business or geographic markets or introduction of new types of products or services may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. In addition, certain aspects of our cost structure, such as costs for compensation, communication and information technology services, and depreciation and amortization will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue related to growing our business or entering into new lines of business. If a new business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our business, financial condition and results of operations could be materially and adversely affected.

Furthermore, we maintain the majority of our cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and our deposits at certain of these institutions exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position.
We recently launched a car-pooling service, which may be difficult to monetize and may subject us to increased liability.
In October 2022, we launched a car-pooling booking service that matches riders with drivers traveling in the same direction. Riders and drivers agree on the price of the ride, and we do not currently charge a fee for this service. This business model is relatively new and a number of factors could negatively affect rider and driver acquisition, growth, retention and engagement. Our car-pooling service may be restricted by local governments and municipalities and may be adversely affected by future legislation and/or actions taken by regulatory authorities. Due to the nature of our car-pooling services, we may be subject to significant liability as a result of traffic accidents, injuries or other incidents that occur during rides booked with our service. New laws and regulations, and changes to existing laws and regulations, continue to be adopted, implemented and interpreted in response to car-pooling services and related technologies, and we could be subject to intense and even conflicting regulatory pressure from national, regional and local regulatory authorities. Adverse changes in laws or regulations at all levels of government, or bans on or material limitations to car-pooling services, could adversely affect our business. Even though we do not currently charge a fee for our car-pooling service, the Turkish Revenue Administration (“TRA”) may conduct a tax audit. If the TRA disagrees with the positions taken on our taxes and we do not prevail in any such disagreement, we could incur additional tax liability, including interest and penalties, which could have an adverse effect on our after-tax profitability and financial condition. We are currently investing in growing car-pooling in the absence of monetizing the service. We may not be able to monetize our car-pooling service in the future, or monetize the service sufficiently to recover our investments.
We may acquire other businesses, which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our operating results.
As part of our business strategy, we may purchase the stock or assets of other entities. We continue to evaluate a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services, and other assets, and strategic investments that complement our business.
Acquisitions involve numerous risks, which could harm our business and negatively affect our financial condition and results of operations. There is intense competition for suitable acquisition targets, which could increase acquisition costs and adversely affect our ability to consummate deals on favorable or acceptable terms. There is no assurance that the time and resources expended on pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful. Furthermore, if we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and our ability to bring to market successful products and services could be limited. In addition, acquisitions we do complete may not translate into successful business opportunities or provide us with other benefits, and we may not realize the anticipated benefits or synergies of a transaction. If we fail to successfully integrate our past or future acquisitions, or the technologies associated with such acquisitions, the revenue and operating results of the combined company could be adversely affected. Each integration process requires significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or other assets or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may also encounter difficulties in retaining key employees or business partners of an acquired company. There may be transaction-related lawsuits or claims, or adverse market reaction to an acquisition. We may not determine the appropriate purchase price of acquired companies, which may lead to the potential impairment of intangible assets and goodwill acquired in the acquisitions. Additionally, we may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our capital stock, result in dilution to our shareholders, increase our fixed obligations, or require us to comply with covenants or other restrictions that would impede our ability to manage our operations. Future acquisitions could also involve other risks, including the assumption of unidentified liabilities for which we, as a successor, may be responsible. The direct costs of these acquisitions, as well as the resources required to evaluate, negotiate, integrate, and promote these acquisitions, may divert significant time and resources from the general operation of our business and require significant attention from management, all of which could disrupt the ordinary functioning of our business and adversely affect our operating results.
We will need additional capital, and we cannot be certain that additional financing will be available.
Historically, we have funded our operations and capital expenditures primarily through sales of our preferred stock, debt financing and cash generated from our operations. To support our growing business, we must have sufficient capital to continue to make significant investments in our products and services. Although we currently anticipate that our available funds and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional equity or debt financing, including by the issuance of securities. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our shareholders may experience dilution.
We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance, and the condition of the capital markets at the time we seek financing. Additionally, the continuing impact of COVID-19 may affect our access to capital and make additional capital more difficult or available only on terms less favorable to us. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business, financial condition, and results of operations could be adversely affected.
We may experience delays in launching and ramping the production of our products and features, or we may be unable to control our manufacturing costs or the quality of supplies that we require.
We have previously experienced and may in the future experience launch and production delays for new products and features. In addition, we may introduce in the future new or unique manufacturing processes and design features for our products. There is no guarantee that we will be able to successfully and timely introduce and scale such processes or features.
In particular, our future business depends in large part on increasing the production of our fleet of vehicles or obtaining certain supply components, such as IoT locks, electric motors or batteries. In order to be successful, we will need to implement, maintain and ramp efficient and cost-effective manufacturing capabilities, processes and supply chains and achieve the design tolerances, high quality and output rates we have planned at expanding the production capacity in Türkiye through collaborations with local business partners. Bottlenecks and other unexpected challenges such as those we experienced in the past may arise during production ramps, and we must address them promptly while continuing to improve manufacturing processes and reducing costs. If we are not successful in achieving these goals, we could face delays in establishing and/or sustaining our growth plans or be unable to meet our related cost and profitability targets.
Any delay or other complication in ramping the production of our current products or the development, manufacture, launch and production ramp of our future products, features and services, or in doing so cost-effectively and with high quality, may harm our brand, business, prospects, financial condition and results of operations.
Poor weather adversely affects the use of our services, which causes seasonality in our business and could negatively impact our financial performance from period to period.
We have vehicle sharing operations in a variety of markets in Türkiye, some of which can have cold and long winters or significant periods of rain or other precipitation during which our vehicles are less likely to be ridden. As a result, poor weather conditions in a particular market can have a material effect on our results of operations in that market and can cause our results to vary significantly from quarter to quarter. Because most of our revenue is currently generated from markets in the Northern Hemisphere, poor weather conditions are more likely to negatively impact our overall business in the first and fourth quarters of the calendar year. However, from time to time we may re-evaluate the markets in which we operate and the performance of our vehicle sharing business, and may in the future discontinue or scale down operations in certain markets and/or at certain times as a result of such evaluations. Any entrance into markets with different weather patterns would introduce additional seasonality. Other seasonal trends may develop or these existing seasonal trends may become more extreme, as a result of climate change or otherwise, which would contribute to fluctuations in our operating results. The seasonality of our business could also create cash flow management risks if we do not adequately anticipate and plan for periods of decreased activity, which could negatively impact our ability to execute on our strategy, which in turn could harm our business, financial condition, and results of operations.
Future operating results depend upon our ability to obtain vehicles that meet our quality specifications in sufficient quantities on commercially reasonable terms.
We contract to manufacture vehicles with our design inputs using a limited number of external suppliers, and a continuous, stable, and cost-effective supply of vehicles that meets our standards is critical to our operations. We expect to continue to rely on external suppliers in the future. Because we obtain vehicles and certain components for them from single or limited sources, we are subject to significant supply and pricing risks. Many vehicles and components, including those that are available from multiple sources, are or could become at times subject to delivery failure, industry-wide shortages and significant pricing fluctuations that could materially adversely affect our financial condition and operating results. The prices and availability of our vehicles and related products may fluctuate depending on factors beyond our control, including market and economic conditions, changes to import or export regulations and demand. Changes in business conditions, force majeure, any public health crises, such as the COVID-19 pandemic, governmental or regulatory changes, and other factors beyond our control have and could continue to affect our suppliers’ ability to deliver products on a timely basis. While we have entered into agreements for the supply of our vehicles and other components, there can be no assurance that we will be able to extend or renew these agreements on commercially reasonable terms, or at all, and that our suppliers will have sufficient resources to fulfill our orders or that the vehicles and components we receive will meet our quality specifications and be free from defects. Furthermore, suppliers may suffer from poor financial conditions, which can lead to business failure for the supplier, or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of vehicles and components on commercially reasonable terms.
New and changing tariffs, duties and taxes may apply in connection with the imports and exports of equipment and parts, and can negatively affect our cost structure and logistics planning. Further, customs authorities may challenge or disagree with our classifications or valuation of imports. Such challenges could result in tariff liabilities, including tariffs on past imports, as well as penalties and interest. For example, in January 2022 the Ministry of Trade in Türkiye (the “MTDC”) began investigating the imports of scooters into Türkiye, which led to us restating the importation of our scooter parts under a different import tax product code, resulting in higher import taxes and a fine issued by the MTDC. The total amount paid by us pursuant to the increased tax liability and fine was approximately $2.2 million as of December 31, 2022 and we may incur further tax liabilities and fines in connection with the importation of our e-scooters and e-bikes.
We rely on third-party insurance policies to insure us against vehicle-related risks and operations-related risks. If our insurance coverage is insufficient for the needs of our business or our premiums or deductibles become prohibitively expensive or if our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition and results of operations.
We rely on a limited number of third-party insurance providers for various policies, including, but not limited to, general liability, automobile liability, workers’ compensation, property, cyber liability, directors’ and officers’ liability, and an excess umbrella policy. These third-party policies are intended to cover various risks that we may face as our company continues to grow. These risks may include those that are required by city regulators in order to be granted a permit, as well as to cover any indemnification and defense cost obligations in the event of a vehicle accident caused by city infrastructure. Additionally, we are required to insure against other operations-related risks regarding employee claims. For certain types of operations-related risks or future risks related to our new and evolving products and services, we may not be able to, or may choose not to, acquire insurance. In addition, we may not obtain enough insurance to adequately mitigate such operations-related risks or risks related to our new and evolving products and services, and we may have to pay high premiums or deductibles for the coverage we do obtain. Additionally, if any of our insurance providers becomes insolvent, it could be unable to pay any operations-related claims that we make. Certain losses may be excluded from insurance coverage including, but not limited to, losses caused by intentional act, pollution, contamination, virus, bacteria, terrorism, war, and civil unrest.
Due to the nature of our business, we may be subject to significant liability based on traffic accidents, injuries, or other incidents that are claimed to have been caused by our vehicles or riders using our vehicles. If the amount of one or more vehicle-related or operations-related claims were to exceed our applicable aggregate insurance coverage limits, we would bear the excess costs, in addition to the amounts already incurred in connection with deductibles. Additionally, because we are insured by third-party insurance providers, those providers may raise premiums in response to loss history and higher limit demands of regulators. Moreover, state and country regulators may alter vehicle definitions to require motor or rider liability coverage. Increasing the breadth of coverage and coverage limits would increase our insurance and claims expenses. Our business, financial condition, and results of operations could be adversely affected if (i) cost per claim, premiums, or the number of claims significantly exceeds our historical experience and coverage limits, (ii) we experience a claim in excess of our coverage limits, (iii) our insurance providers fail to pay on our insurance claims, (iv) we experience a claim for which coverage is not provided, (v) the number of claims under our deductibles differs from historic averages, or (vi) an insurance policy is canceled or non-renewed.
We do not maintain insurance policies for certain risks related to loss or damage to our vehicles, and increases in vandalism or theft could adversely affect our business, financial condition and results of operations.
We do not maintain insurance policies covering all of our business risks, such as risks relating to loss or damage to our vehicles and we cannot assure you that the insurance coverage we currently have would be sufficient to cover our potential losses. Though historically our vehicle losses due to theft and vandalism have been less than 1% of our revenues, we cannot assure you that this rate will not increase. Potential increases in loss or damage to our vehicles could adversely affect our business, financial condition and results of operations.
Illegal, improper, or inappropriate activity of riders could expose us to liability and harm our business, brand, financial condition, and results of operations.
Our success depends on rider activity and experience. As such, illegal, improper, or otherwise inappropriate activities by riders, including the activities of individuals who may have previously engaged with, but are not then receiving or providing services offered through our software platform, including using our vehicles, or individuals who are intentionally impersonating riders could adversely affect our brand, business, financial condition, and results of operations. Some examples of illegal, improper, or inappropriate activity that could lead to liability include assault, theft, and reckless riding; improper parking of vehicles; unauthorized use of credit cards, debit cards, or bank accounts; sharing of user accounts; and other misconduct.
These types of behaviors could lead to accidents or injuries, negative publicity for us, and damage to our brand and reputation. Repeated inappropriate rider behavior could significantly impact our relationship with cities and government authorities, which could adversely impact our ability to operate. Cities and government authorities may limit the number of vehicles we are allowed to operate, suspend our service, and/or revoke our licenses. These behaviors could also lead our riders and partners to believe that our products are not safe, which would harm our reputation. Further, any negative publicity related to the foregoing, whether such incident occurred on our products and services, on our competitors’ platforms, or on any ridesharing platform, could adversely affect our reputation and brand or public perception of the ridesharing industry as a whole, which could negatively affect demand for platforms like ours, and potentially lead to increased regulatory or litigation exposure.

To protect against such risks, we have implemented various programs to anticipate, identify, and address risk of these activities, such as implementing in-house security systems, IoT lock-equipped vehicles and effective use of CCTVs to reduce theft and vandalism, in-app messaging to outline local regulations to riders, and credit card pre-authorization to confirm user identity and minimize payment fraud. These measures may not adequately address or prevent all illegal, improper, or otherwise inappropriate activity by these parties from occurring in connection with our products and services. Furthermore, if these measures are too restrictive and inadvertently prevent qualified riders from using our products and services, or if we are unable to implement and communicate them fairly and transparently or are perceived to have failed to do so, the growth and retention of the number of riders on our platform and their utilization of our platform could be negatively impacted. Any of the foregoing risks could harm our business, financial condition and results of operations.
Exposure to product liability in the event of significant vehicle damage or reliability issues could harm our business, financial condition, and results of operations.
We have product liability exposure from our business. Injured riders may claim that our vehicles malfunctioned during the course of their ride. Product liability actions can stem from, among other claims, allegations of defective design, defective manufacture, failure to warn of known defects, and improper vehicle maintenance. In addition, the battery packs in our products use lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can cause burns and other injuries or ignite nearby materials, as well as other lithium-ion cells. We take certain precautions to reduce the risks of such events, but we cannot guarantee that such events will not occur. While we carry general liability insurance to cover bodily injury and property damage caused by a vehicle malfunction, these claims may ultimately damage our reputation, decrease vehicle sales, or decrease ridership, each of which could materially impact our business, financial condition, and results of operations.
Our growth and performance metrics and estimates, including the key metrics included in this proxy statement/prospectus, are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and negatively affect our business.
We regularly review and may adjust our processes for calculating our metrics used to evaluate our growth, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been evaluated by a third party. Our metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology or the assumptions on which we rely, and we may make material adjustments to our processes for calculating our metrics in order to enhance accuracy, because better information becomes available or for other reasons, which may result in changes to our metrics. Similarly, we may at times present claims and metrics about the emissions, or other sustainability, benefits of our products. The methodologies for determining these benefits are complex and continuously evolving, and there is not currently a single accepted industry standard for these calculations. The estimates and forecasts we disclose relating to the size and expected growth of our addressable markets may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth we have forecasted, our business could fail to grow at similar rates, if at all. If investors or analysts do not consider our metrics to be accurate representations of our business, or if we discover material inaccuracies in our metrics, then our business, financial condition, and results of operations could be adversely affected.
We rely on third-party payment processors to process payments made by users on our software platform and if we cannot manage our relationships with such third parties and other payment-related risks, our business, financial condition, and results of operations could be adversely affected.
We rely on a limited number of third-party payment processors to process transactions and payments made by riders. If a third-party payment processor terminates its relationship with us or refuses to renew its agreement with us on mutually agreeable terms, we would need to find an alternative solution and may not be able to secure similar terms or find a proper replacement in a timely manner. Such transition to an alternative provider may also require significant time from our employees and necessitate the use of other limited resources. Additionally, the software and services provided by these third-party processors may not meet our expectations, contain vulnerabilities or errors, be otherwise compromised, or experience outages.

Any of these risks could cause us to lose our ability to accept online payments or other payment transactions, which could make our platform less convenient and attractive to riders.
Nearly all of our riders’ payments are made by credit card, by debit card or through third-party payment services, which subjects us and our service providers to certain payment network or service provider operating rules, to certain regulations, and to the risk of fraud. New rules and regulations related to payment networks and systems have recently been implemented in Türkiye and, although adapted from EU regulations, the absence of established practice rules and court decisions related to these new rules and regulations in Türkiye allows for significant legal uncertainty. We may in the future offer new payment options to riders that may be subject to additional operating rules, regulations, and risks. We may be also subject to a number of other laws and regulations relating to the payments we accept from our riders, including with respect to money laundering, money transfers, privacy, and information security. If we fail to comply with applicable rules and regulations, we may be subject to civil or criminal penalties, fines, or higher transaction fees, and may lose our ability to accept online payments or other payment card transactions, which could make our products and services less convenient and attractive to our users. If any of these events were to occur, our business, financial condition, and results of operations could be adversely affected.
We could also be subject to additional laws, rules, and regulations related to the provision of payments and financial services, and if we expand into new jurisdictions, the foreign regulations and regulators governing our business that we are subject to will expand as well. If we are found to be a money transmitter under any applicable regulation and we are not in compliance with such regulations, we may be subject to fines or other penalties in one or more jurisdictions levied by regulators as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets, or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny.
For various payment options, we are required to pay fees such as interchange and processing fees that are imposed by payment processors, payment networks, and financial institutions. These fees may be subject to increases, which could adversely affect our business, financial condition and results of operations. Additionally, our payment processors require us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules in ways that might prohibit us from providing certain products and services to some users, or be costly to implement or difficult to follow. Any of the foregoing risks could adversely affect our business, financial condition, and results of operations.
We may in the future rely on third parties to provide services to us, and if we cannot obtain third-party services our business, financial condition, and results of operations could be adversely affected.
We may in the future rely on third parties to assist us in certain operational tasks, such as battery swaps or repair and maintenance of vehicles. If and when our dependence on third parties increases, we will be subject to a number of risks associated with our dependence on these third parties, including:
•
lack of day-to-day control over the activities of third-party service providers;

•
third-party service providers, including suppliers, may not fulfill their obligations to us or otherwise meet our quality standards or required quantities;

•
third-party service providers may terminate their arrangements with us on limited or no notice or may change the terms of these arrangements in a manner unfavorable to us for reasons outside of our control; and

•
disagreements with our third-party service providers could require or result in costly and time-consuming litigation or arbitration.

If we fail to establish and maintain satisfactory relationships with these third-party service providers, our revenues and market share may not grow as anticipated, and we could be subject to unexpected costs which would harm our results of operations and financial condition.

The markets in which we operate are highly competitive, and competition represents an ongoing threat to the growth and success of our business.
Vehicle sharing is a highly competitive business, characterized by rapidly emerging new products, services and technologies, and shifting rider needs. Our current and potential future competitors include other vehicle and/or ride sharing platforms, some of which may have one or more advantages over us, either globally or in particular geographic markets, including:
•
longer operating histories;

•
significantly greater financial, technical, marketing, research and development, manufacturing, and other resources;

•
greater experience within the industry;

•
stronger brand and consumer recognition regionally or worldwide;

•
a larger user base;

•
economies of scale and the ability to integrate or leverage synergies or compatibilities with other business units, brands, or products;

•
the capacity to leverage their marketing expenditures across a broader portfolio of products;

•
more substantial intellectual property of their own from which they can develop mobile applications and which may predate our intellectual property;

•
lower labor and development costs and better overall economies of scale;

•
greater platform-specific focus, experience, and expertise; and

•
broader global distribution and presence.

Our competitors may develop products, features or services that are similar to ours or that achieve greater acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Some competitors may gain a competitive advantage against us in areas where we operate, including by integrating competing platforms, applications or features into products they control, by making acquisitions, by making access to our products more difficult or by making it more difficult to communicate with our riders. As a result, our competitors may acquire and engage riders or generate revenue at the expense of our own efforts, which may negatively affect our business and financial results. In addition, from time to time, we may take actions in response to competitive threats, but we cannot assure you that these actions will be successful or that they will not negatively affect our business and financial results.
Additionally, we may see competition from other modalities (e.g., autonomous vehicles and mainstream transportation tools such as public and private transportation, walking and other methods of transportation). While we do not believe that true vehicle autonomy in cities poses a near- or medium-term risk, it could pose a risk to our business in the long term.
If our vehicles, mobile applications, or other services have defects, the reputation and brand of our products and services could suffer, which could negatively impact the use of our products and services, and negatively impact our operating results and financial condition.
We believe that establishing and maintaining our brand is critical to attracting engagement with our products and services. Increasing awareness of our brand and recognition of our products and services is particularly important in connection with increasing our customer base. Our ability to promote our brand and increase recognition of our platform and services depends on our ability to provide high-quality products and services. If consumers do not perceive our products and services as safe and of otherwise high quality (including our vehicles, mobile applications, and maintenance and repair practices) or if we introduce new products and services that are not favorably received by them, then we may not succeed in building brand recognition and brand loyalty in the marketplace. If our vehicles or mobile applications have physical or other defects, have usability issues, or are subject to acts of vandalism, it could result in negative rider reviews, significant litigation or regulatory challenges, including personal injury or products liability claims, decreased usage of our platform and network of vehicles, and damage our brand. For example, in August 2021 our moped fleet in the Istanbul Asia region experienced IoT connection issues that caused us to lose real-time visibility of our devices for several hours.
There can be no assurance we will be able to detect and fix all defects or vandalism in our products and services. In addition, globalizing and extending our brand and recognition of our products and services is costly and involves extensive management time to execute successfully, particularly as we expand our efforts to increase awareness of our brand, products, and services among a wider range of consumers. If we fail to increase and maintain brand awareness and consumer recognition of our products and services, our potential revenue could be limited, our costs could increase, and our business, operating results, and financial condition could suffer.
Any failure to offer high-quality user support may harm our relationships with users and could adversely affect our reputation, brand, business, financial condition, and results of operations.
Our ability to attract and retain riders depends in part on the ease and reliability of our products and services, including our ability to provide high-quality support. Users on our platform depend on our support organization to resolve any issues relating to our products or services, such as being overcharged for a ride, reporting a safety incident, discovering a damaged vehicle or having difficulty locating a vehicle. Our ability to provide effective and timely support largely depends on our ability to attract and retain service providers who are qualified to support users and sufficiently knowledgeable regarding our products and services. As we expand our geographic reach, vehicle fleet and mobility sharing platforms, we will face challenges related to providing quality support services at scale. Any failure to provide efficient user support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, brand, business, financial condition, and results of operations.
Our business is subject to interruptions, delays, or failures resulting from earthquakes, other natural catastrophic events, geopolitical instability, war, terrorism, public health crises, and other unexpected events.
Our services and operations, and the operations of our third-party technology providers, are vulnerable to damage or interruption from earthquakes, fires, winter storms, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins, and similar events. In addition, any public health crises, such as the COVID-19 pandemic, other epidemics, political crises, such as terrorist attacks, war and other political instability, or other catastrophic events, could cause disruptions to the Internet, our business, or the economy as a whole. For example, there were a series of earthquakes that occurred on February 6, 2023 in the southeastern region of Türkiye with magnitudes of 7.8 and 7.5, directly affecting 11 cities, leveling neighborhoods and resulted in more than 50,000 casualties. In the aftermath, most of the production facilities and shops in the affected regions were shut down. The estimated cost of direct physical damages of the earthquakes on February 6, 2023 is estimated to be $34.2 billion US Dollars and total cost thereof is estimated to be $84.1 billion US Dollars. We did not have any vehicle losses and relocated our vehicles from the affected zones to our other operational regions. Since March of 2020, COVID-19 has led to certain business disruptions as described in our other risk factors, including travel bans and restrictions, and shelter in place orders that have resulted in declines in demand for our services, as well as adverse effects on users on our platform, our suppliers, and the economy, all of which have had and may continue to have an adverse effect on our business, financial condition and results of operations. In particular, acts of war or acts of terrorism, especially any directed at GPS signals, could have a material adverse impact on our business, operating results, and financial condition. The threat of terrorism and war and heightened security and military response to this threat, or any future acts of terrorism, may cause a redeployment of the satellites used in GPS or interruptions of the system. To the extent that such interruptions have an effect on sales of our products or services, this could have a material adverse effect on our business, results of operations, and financial condition. Our insurance coverage may be insufficient to compensate us for losses that may occur.
The impact of any natural disaster, act of terrorism or other disruption to us or our third-party providers’ abilities could result in decreased demand for our products and services or a delay in the provision of our products and services, which could adversely affect our business, financial condition and results of operations.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
Our success and ability to grow our business depends on the talents and efforts of highly skilled individuals. We devote significant resources to identifying, recruiting, hiring, integrating, training, developing, motivating and retaining highly skilled personnel. We may not be successful in attracting and retaining qualified personnel to fulfill our current or future needs. Also, all of our employees, including our management team, work for us on an at-will basis, and there is no assurance that any such employee will remain with us. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. If we are unable to attract and retain the necessary personnel, particularly in critical areas of our business, we may not achieve our strategic goals.
We currently depend on the continued services and performance of our key personnel, including our executive team, business development team, product managers, engineers, and others. People with these skills are in high demand in Türkiye, where our headquarters are located and we will continue to face increased competition for talent. To attract and retain top talent, we have had to offer, and we believe we will need to continue to offer, competitive compensation and benefits packages. Job candidates and existing personnel often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines or we are unable to provide competitive compensation packages, it may adversely affect our ability to attract and retain highly qualified personnel, and we may experience increased attrition. Certain of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us. We may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train, and integrate such employees, and we may never realize returns on these investments. If we are unable to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts and employee morale, productivity, and retention could suffer, which could adversely affect our business, financial condition, and results of operations.
The impact of economic conditions, including the resulting effect on discretionary consumer spending, may harm our business and operating results.
Our performance is subject to economic conditions and their impact on levels of discretionary consumer spending. Some of the factors that have an impact on discretionary consumer spending include general economic conditions, unemployment, consumer debt, reductions in net worth, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, and other macroeconomic factors. Consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods when disposable income is adversely affected. In such circumstances, consumers may not choose to use our products and services to get around, seeking alternative low-cost options. An economic downturn resulting in a prolonged recessionary period may have a further adverse effect on our revenue.
Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.
We believe that our company culture has been critical to our success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:
•
failure to identify, attract, reward, and retain people in leadership positions in our organization who will share and further our culture, values, and mission;

•
the increasing size and geographic diversity of our workforce;

•
the inability to achieve adherence to our internal policies and core values;

•
competitive pressures to move in directions that may divert us from our mission, vision, and values;

•
the continued challenges of a rapidly evolving industry;

•
the increasing need to develop expertise in new areas of business that affect us;

•
negative perception of our treatment of employees or our response to employee sentiment related to political or social causes or actions of management; and

•
the integration of new personnel and businesses from acquisitions.

From time to time, we may engage in workforce reductions in order to better align our operations with our strategic priorities, managing our cost structure or in connection with acquisitions. For example, in response to the effects of the COVID-19 pandemic on our business, we have taken certain cost-cutting measures, including lay-offs, which may adversely affect employee morale, our culture, and our ability to attract and retain employees. These actions may adversely affect our ability to attract and retain personnel and maintain our culture. If we are not able to maintain our culture, our business, financial condition, and results of operations could be adversely affected.
We are subject to risks associated with doing business in an emerging market.
We operate in Türkiye and derive substantially all of our revenue from activities in Türkiye. As a result, our business, results of operations, financial condition and prospects are significantly affected by the overall level of economic activity and political stability in Türkiye. Despite Türkiye undergoing significant political and economic reform in recent years that increased stability and led to economic growth, Türkiye is still considered by international investors to be an emerging market. Emerging markets such as Türkiye are subject to greater risk than more developed markets of being perceived negatively by investors based upon external events, and financial turmoil in any emerging market (or global markets generally) could disrupt the business environment in Türkiye. Moreover, financial turmoil in one or more emerging market(s) tends to adversely affect prices for securities in other emerging market countries as investors move their money to countries that are perceived to be more stable and economically developed. An increase in the perceived risks associated with investing in emerging economies could dampen capital flows to Türkiye and adversely affect the Turkish economy. As a result, investors’ interest in the securities (and thus their market price) might be subject to fluctuations that might not necessarily be related to economic conditions in Türkiye or our financial performance. Investors’ interest in Türkiye might be negatively affected by events in other emerging markets or the global economy in general, which could adversely affect the value of our business and could have a material adverse effect on our business, results of operations and prospects.
Our history of recurring losses and anticipated expenditures raise doubts about our ability to continue as a going concern. Our ability to continue as a going concern depends in part on obtaining sufficient funding to finance our operations.
Our audited financial statements for the fiscal year ended December 31, 2022, 2021 and 2020 were prepared assuming that we will continue as a going concern. The going concern basis of the presentation assumes that we will continue in operation for the foreseeable future and will be able to realize our assets and satisfy our liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from our inability to continue as a going concern. Our ability to continue as a going concern is subject, in part, to our ability to raise additional capital through equity offerings or debt financings, including through the Business Combination. However, we may not be able to secure additional financing in a timely manner or on favorable terms, if at all, and may not receive any milestone payments. If we cannot continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that our shareholders may lose some or all of their investment in us. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.
We have debts and may incur additional debts in the future. Our debt repayment obligations may limit our available resources and the terms of debt instruments may limit our flexibility in operating our business.
As of December 31, 2022, we had total outstanding financial liabilities of $13.3 million, comprised of our long-term borrowings under credit agreements entered into with Partners for Growth and a short-term working capital facility provided by Garanti BBVA. Additionally, in connection with the execution of the Business Combination Agreement, we entered into the Pre-Fund Subscription Agreement with the Pre-Fund Subscribers, pursuant to which (a) Farragut agreed to subscribe for and purchase from Marti a minimum of $15,000,000 in unsecured convertible promissory notes, (b) Sumed Equity Ltd agreed to subscribe for and purchase from Marti $1,000,000 in unsecured convertible promissory notes, (c) European Bank for Reconstruction and Development agreed to subscribe for and purchase from Marti $1,000,000 in unsecured convertible promissory notes and (d) AutoTech Fund II, LP agreed to subscribe for and purchase from Marti $500,000 in unsecured convertible promissory notes.
Even if the holders of our convertible notes convert all of those notes into shares of common stock, we will use a substantial portion of our cash flows, cash on hand and/or capital raises to pay the principal and interest on our indebtedness. These payments will reduce the funds available for working capital, capital expenditures and other corporate purposes and will limit our ability to obtain additional financing for working capital or making capital expenditures for expansion plans and other investments, which may in turn limit our ability to implement our business strategy. Our debt may also increase our vulnerability to downturns in our business, in our industry or in the economy as a whole and may limit our flexibility in terms of planning or reacting to changes in our business and in the industry and could prevent us from taking advantage of business opportunities as they arise. Our business might not generate sufficient cash flow from operations and future financing might not be available in sufficient amounts or on favorable terms to enable us to make timely and necessary payments under the terms of our indebtedness or to fund our activities.
In addition, the terms of certain of our debt facilities subject us to certain limitations in the operation of our business, due to restrictions on incurring additional debt and encumbrances, carrying out corporate reorganizations, selling assets, paying dividends or making other distributions. Any debt that we incur or guarantee in the future could be subject to additional covenants that could make it difficult to pursue our business strategy, including through potential acquisitions or divestitures.
If we breach covenants under our outstanding debts, we could be held in default under such loans, which could accelerate our repayment dates and adversely affect our business.
If we were to default on any of our debt, we could be required to make immediate repayment, our other debt facilities may be cross-defaulted or accelerated, the lenders may pursue foreclosure of our pledged assets and we may be unable to refinance our debt on favorable terms or at all, any of which would have a material adverse effect on our business and financial position.
Any actual or perceived security or privacy breach could interrupt our operations and adversely affect our reputation, brand, business, financial condition, and results of operations.
Our business involves the collection, storage, processing and transmission of users’ personal data and other sensitive data. An increasing number of organizations, including large online and off-line merchants and businesses, other Internet companies, financial institutions, and government institutions, have disclosed breaches of their information security systems and other information security incidents, some of which have involved sophisticated and highly targeted attacks. Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched, we may be unable to anticipate or prevent these attacks. For example, in February 2022 an unknown actor claimed that they were able to access and obtain customer data from our servers. After notifying Türkiye’s Personal Data Protection Authority (Kişisel Verileri Koruma Kurumu) (“TDPA”), we conducted an internal investigation into the matter and have not been able to verify the actor’s claim nor do we believe the actor obtained any customer data. Unauthorized parties may in the future gain access to our systems or facilities through various means, including gaining unauthorized access into our systems or facilities or those of our service providers, partners or users on our platform, or attempting to fraudulently induce our employees, service providers, partners, users or others into disclosing rider names, passwords, payment card information or other sensitive information, which may in turn be used to access our information technology systems, or attempting to fraudulently induce employees, partners or others into manipulating payment information, resulting in the fraudulent transfer of funds to criminal actors. In addition, users on our platform could have vulnerabilities on their own mobile devices that are entirely unrelated to our systems and platform but could mistakenly attribute their own vulnerabilities to us. Further, breaches experienced by other companies may also be leveraged against us. For example, credential stuffing attacks are becoming increasingly common and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect.
Although we use systems and processes that are designed to protect users’ data, prevent data loss and prevent other security breaches, these security measures cannot guarantee security. Our information technology and infrastructure may be vulnerable to cyberattacks or security breaches, and third parties may be able to access our users’ personal information and limited payment card data that are accessible through those systems. Employee error, malfeasance or other errors in the storage, use or transmission of personal information could result in an actual or perceived privacy or security breach or other security incident. Although we have policies restricting the access to the personal information we store, we may be subject to accusations in the future of employees violating these policies.
Any actual or perceived breach of privacy or security could interrupt our operations, result in our platform being unavailable, result in loss or improper disclosure of data, result in fraudulent transfer of funds, harm our reputation and brand, damage our relationships with third-party partners, result in significant legal, regulatory and financial exposure and lead to loss of rider confidence in, or decreased use of, our platform, any of which could adversely affect our business, financial condition and results of operations. Any breach of privacy or security impacting any entities with which we share or disclose data (including, for example, third-party technology providers) could have similar effects. Further, any cyberattacks, or security and privacy breaches directed at our competitors could reduce confidence in the ridesharing industry as a whole and, as a result, reduce confidence in us.
Additionally, defending against claims or litigation based on any security breach or incident, regardless of their merit, could be costly and divert management’s attention. For example, in February 2021, the TDPA filed an investigation against one of our subsidiaries regarding our failure to comply with legislation on data protection and data processing in violation of data protection principles. In response to the inquiry, we revised our data privacy principles and agreements to comply with applicable law and shared our responses with the TDPA. In November 2022, the TDPA informed us that the investigation is closed.
Our insurance coverage might not be adequate for data handling or data security liabilities actually incurred, and we cannot assure you that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our reputation, brand, business, financial condition, and results of operations.
The Convertible Notes to be issued and outstanding after consummation of the Business Combination may have a material adverse effect on Galata’s financial results, result in the dilution of Galata’s stockholders and create downward pressure on the price of Galata Class A Ordinary Shares.
In connection with the Business Combination, Galata entered into the PIPE Subscription Agreements (as amended pursuant to the First PIPE Amendment and the Second PIPE Amendments), pursuant to which Galata agreed to issue and sell, in private placements to close immediately prior to the consummation of the Business Combination, an aggregate of approximately $50.5 million of aggregate principal amount of Convertible Notes (before adjusting for the termination of the PIPE Subscription Agreement with a certain PIPE Investor representing $15.0 million of aggregate principal amount on April 29, 2023) and Marti entered into a Pre-Fund Subscription Agreement pursuant to which the Pre-Fund Subscribers have agreed to purchase from Marti an aggregate of $17,5000,000 in Pre-Fund Notes, which are convertible into the Convertible Notes at the closing of the Business Combination. As of the date of this proxy statement/prospectus, assuming the conversion of the Pre-Fund Notes, the Pre-Fund Subscribers and the PIPE Investors have collectively committed to subscribe for $53.0 million in Convertible Notes. The Convertible Notes will be convertible for shares of Class A Ordinary Shares at an initial conversion price of $11.00 per Class A Ordinary Share. The reference price underlying the conversion price is subject to a monthly reset feature for the first twelve (12) months following issuance, and resets to the lower of (i) the average of the daily volume weighted average price over the twenty (20) consecutive trading day period immediately preceding the reset date in the applicable month and (ii) the reference price in the immediately preceding month, subject to a minimum of $1.50 and maximum of $10.00 per Class A Ordinary Share. The Convertible Notes will bear interest at a rate of 15.00% per annum, payable semi-annually at a rate per annum equal to 10.00% with respect to interest paid in cash and at a rate per annum equal to 5.00% with respect to payment-in-kind interest. The sale of the Convertible Notes may affect Galata’s earnings per share figures, as accounting procedures may require that the number of shares of Galata Class A Ordinary Shares into which the Convertible Notes are convertible be included in the calculation of earnings per share. If shares of Galata Class A Ordinary Shares are issued to the holders of the Convertible Notes upon conversion, there will be dilution to our stockholders’ equity and the market price of Galata Class A Ordinary Shares may decrease due to the additional selling pressure in the market. Any downward pressure on the price of GalataClass A Ordinary Shares caused by the sale, or potential sale, of shares issuable upon conversion of the Convertible Notes could also encourage short sales by third parties, creating additional selling pressure on our share price.
COVID-19 has adversely affected our business and may continue to adversely affect our business.
The COVID-19 pandemic, its broad impact and measures taken to contain or mitigate the pandemic have had, and are likely to continue to have, significant negative effects on the global economy, employment levels, employee productivity, and certain aspects of the residential real estate and financial markets. This, in turn, has had, continues to have and may increasingly have a negative impact in Türkiye on our customers, demand for our existing and new products and services, profitability, access to credit and our ability to operate our business. With the emergence and spread of new variants, it is possible that containment measures that helped to manage outbreaks in some markets may prove less effective in the future. Combined with slow vaccine roll-outs in some markets, this may lead to prolonged implementation or reintroduction of containment measures implemented by governments, which may contribute to a decrease in market confidence and significant reductions in revenue that are difficult to predict or mitigate.
Spikes in the number of COVID-19 infections and fatalities in many countries and the emergence of new variants of the virus have continued to increase the levels of global economic volatility and adversely impact global economies and financial markets. We are unable to predict whether the resurgence in infections and fatalities or emergence of new variants may cause governments to impose restrictive measures. Continuing effects of the COVID-19 pandemic, including but not limited to the emergence of new variants of the virus could further negatively impact the global economy, which could have a material adverse effect on our business, financial condition and results of operations.
Movement restrictions may also decrease productivity of existing staff which may negatively impact our business. New products and services may be more difficult and more expensive to launch in such an environment. We cannot predict the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, the impact to our business or whether and to what extent we will have to implement additional operational changes in light of COVID-19 and any new variants of the virus in the future.
In addition, our ability to fund our liquidity requirements and operate our business depends on our cash flows from operations and potentially our ability to access capital markets and borrow on credit facilities. Our access to and the availability of financing on acceptable terms may be adversely impacted by the pandemic. For more information on the impact the COVID-19 pandemic has had on our liquidity position and outlook, please see “Marti Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting Operating Results.”
As a result of these and other consequences, the COVID-19 pandemic has and may continue to adversely affect our business, financial condition and results of operations. The extent to which COVID-19 will impact our operations will depend on future developments, which are highly uncertain, cannot be predicted at this time, may be outside of our control, and include the magnitude, duration and severity of COVID-19 and any new variants of the virus in the future, the actions by governments taken to contain or mitigate any outbreaks and any associated economic downturn and the availability and widespread distribution and use of effective vaccines.

Risks Related to Marti’s Intellectual Property and Technology
Our user growth and engagement on mobile devices depend upon effective operation with mobile operating systems, networks, and standards that we do not control.
The substantial majority of our revenue is generated from our vehicle sharing business, which requires use of our mobile application, which we refer to as the “Marti App.” There is no guarantee that popular mobile devices or application stores will continue to feature our mobile application, or that mobile device users will continue to use our products rather than competing products. We are dependent on the interoperability of the Marti App with popular mobile operating systems, networks, and standards that we do not control, such as the Android and iOS operating systems. Any changes, bugs, or technical issues in such systems, or changes in our relationships with mobile operating system partners, handset manufacturers, or mobile carriers, or in their terms of service or policies that degrade our products’ functionality, availability, reduce or eliminate our ability to distribute our products, give preferential treatment to competitive products, or charge fees related to the distribution of our products, could adversely affect the usage of the Marti App on mobile devices and revenue. Additionally, in order to deliver high-quality mobile products, it is important that our products work well with a range of mobile technologies, systems, networks, and standards that we do not control, and that we have good relationships with handset manufacturers and mobile carriers. We may not be successful in maintaining or developing relationships with key participants in the mobile ecosystem or in developing products that operate effectively with these technologies, systems, networks, or standards. In the event that it is more difficult for our users to access and use the Marti App on their mobile devices, or if our users choose not to access or use the Marti App on their mobile devices or use mobile products that do not offer access to the Marti App, our user growth and user engagement could be harmed. From time to time, we may also take actions regarding the distribution of our products or the operation of our business based on what we believe to be in our long-term best interests. Such actions may adversely affect our users and our relationships with the operators of mobile operating systems, handset manufacturers, mobile carriers, or other business partners, and there is no assurance that these actions will result in any benefits in the short or long term. In the event that our users are adversely affected by these actions or if our relationships with such third parties deteriorate, our user growth and engagement could be adversely affected and our business could be harmed.
Our future success depends on our ability to keep pace with rapid technological changes that could make our current or future technologies less competitive or obsolete.
Rapid, significant, and disruptive technological changes continue to impact the industries in which we operate. Our competitors or others might develop technologies that are more effective than current or future technologies, or that render our technologies less competitive or obsolete. If competitors introduce superior technologies or media content and we cannot make upgrades to our process to remain competitive, our competitive position, and in turn our business, revenues, and financial condition, may be materially and adversely affected. Further, many of our competitors may have superior financial and human resources deployed toward research and development efforts. We are relatively constrained financial and human resources may limit our ability to effectively keep pace with relevant technological changes.
Our business could be adversely impacted by changes in the Internet and mobile device accessibility of users and unfavorable changes in or our failure to comply with existing or future laws governing the Internet and mobile devices.
Our business depends on users’ access to our platform via a mobile device and the Internet. We may operate in jurisdictions that provide limited Internet connectivity, particularly as we expand into more remote areas in the markets in which we operate. Internet access and access to a mobile device are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of users’ ability to access our platform. In addition, the Internet infrastructure that we and users of our software platform rely on in any particular geographic area may be unable to support the demands placed upon it. Any such failure in Internet or mobile device accessibility, even for a short period of time, could adversely affect our results of operations.
Moreover, we are subject to a number of laws and regulations specifically governing the Internet and mobile devices that are constantly evolving, including the Internet Law. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the Internet and online products and services, require us to change our business practices, or raise compliance costs or other costs of doing business. These laws and regulations, which continue to evolve, cover taxation, privacy and data protection, pricing, copyrights, distribution, mobile and other communications, advertising practices, consumer protections, the provision of online payment services, unencumbered Internet access to our offering, and the characteristics and quality of online products and services, among other things. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation and brand a loss in business and proceedings or actions against us by governmental entities or others, which could adversely impact our results of operations.
The operators of digital storefronts on which we publish our mobile application in many cases have the unilateral ability to change and interpret the terms of our contract with them.
We distribute our mobile application through direct-to-consumer digital storefronts, for which the distribution terms and conditions are often “click-through” agreements that we are not able to negotiate with the storefront operator. For example, we are subject to each of Apple’s, Google’s and Huawei’s standard click-through terms and conditions for application developers, which govern the promotion, distribution, and operation of applications, including our mobile applications, on their storefronts. Each of Apple, Google and Huawei can unilaterally change their standard terms and conditions with no prior notice to us. Any changes in the future that impact our revenue could materially harm our business, and we may not receive advance warning of such change.
In addition, the agreement terms can be vague and subject to variable interpretation by the storefront operator, who acts unilaterally to enforce such terms. Each of Apple, Google and Huawei have the right to prohibit a developer from distributing its applications on its storefront if the developer violates its standard terms and conditions. If Apple, Google, Huawei or any other storefront operator determines in its interpretation that we are violating its standard terms and conditions, or prohibits us from distributing our app on its storefront, our business, financial condition, and results of operations would be adversely affected.
We may be parties to intellectual property rights claims and other litigation that are expensive to support, and if resolved adversely, could have a significant impact on us and our shareholders.
Companies that operate in the technology industry, such as ours, own large numbers of copyrights, trademarks, patents, domain names, and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights As we face increasing competition and gain an increasingly high profile, the possibility of intellectual property rights claims against us grows. In addition, we use open source software in our website, mobile applications and backend applications, and expect to continue to use open source software in the future. From time to time, we may face claims from companies that incorporate open source software into their products, claiming ownership of, or demanding release of, the source code, the open source software and/or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license, including by altering the terms on which we license our software to others.
Our technologies may not be able to withstand any third-party claims or rights against their use. The costs of supporting such litigation and disputes is considerable, and there can be no assurances that a favorable outcome will be obtained. We also may be required to settle such litigation and disputes on terms that are unfavorable and costly to us. The terms of any settlement or judgment may require us to cease some or all of our operations and/or pay substantial amounts to the other party. With respect to any intellectual property rights claim, we may have to seek a license to continue practices found to be in violation of a third party’s rights, which may not be available on reasonable terms or at all and may significantly increase our operating expenses. Our business and results of operations could be materially and adversely affected as a result.
If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.
We rely and expect to continue to rely on a combination of confidentiality, invention assignment, and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as applicable trademark, copyright and trade secret protection laws, to protect our proprietary rights. In Türkiye, we have filed various applications for registration of certain aspects of our intellectual property. However, third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by us, pending and future copyright, trademark, and patent applications may not be approved and we may not be able to prevent infringement without incurring substantial expense. In addition, others may be able to claim priority and begin use of intellectual property to our detriment. If the protection of our proprietary rights is inadequate to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our service and methods of operations. Any of these events could have a material adverse effect on our business, financial condition, and results of operations.
Any significant disruption in our services or in our information technology systems could result in a loss of users or harm our business.
Our reputation and ability to attract and retain users and grow our business depends on our ability to operate our service at high levels of reliability, scalability and performance. We have experienced interruptions in our systems in the past due to unusually high user demand, and future interruptions in these systems, whether due to system failures, computer viruses, or physical or electronic break-ins, could affect the security or availability of our mobile applications. Problems with the reliability or security of our mobile applications, and our internal information technology systems would harm our reputation, and the cost of remedying these problems could negatively affect our business, financial condition, and results of operations.
Damage to, or failure of, our systems or interruptions or delays in service from our third-party cloud service platforms could impair the delivery of our service and harm our business.
Any damage to, or failure of, our systems generally could result in interruptions in our service. In addition, we are heavily dependent on third-party cloud service providers for hosting our data. Any damage to, or failure of, our systems generally or those of our third-party providers’ hosting facilities, including as a result of unsuccessful or delayed data transfers, could result in interruptions in our service, which could cause our users and potential users to believe that our service is unreliable, and could accordingly negatively affect our business, financial condition and results of operations. For example, in August 2022 a failure in the domain name system of one of our cloud providers temporarily affected the availability of some of our application programming interfaces, thereby impacting our application’s availability and customer rides.
Our service relies on GPS and other Global Satellite Navigation Systems (“GNSS”), and if we were to no longer have access to GPS and other GNSS, we may experience a total loss of demand and a total loss of vehicles as a result of not being able to track vehicle locations.
GPS is a satellite-based navigation and positioning system consisting of a constellation of orbiting satellites. The satellites and their ground control and monitoring stations are maintained and operated by the U.S. Department of Defense, which does not currently charge users for access to the satellite signals. These satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites were originally designed to have lives of 7.5 years and are subject to damage by the hostile space environment in which they operate. However, of the current deployment of satellites in place, some have been operating for more than 20 years.
To repair damaged or malfunctioning satellites is currently not economically feasible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites may impair the current utility of the GPS system and the growth of current and additional market opportunities. GPS satellites and ground control segments are being modernized. GPS modernization software updates can cause problems with GPS functionality. We depend on public access to open technical specifications in advance of GPS updates.
GPS is operated by the U.S. government. If U.S. policy were to change, and GPS were no longer supported by the U.S. government, or if user fees were imposed, there could be a material adverse effect on our business, results of operations, and financial condition. As part of the service we offer, we rely on GPS and other GNSS to track the locations of our vehicles, and to show these locations to both riders and our field operations team. If we were to no longer have access to GPS and other GNSS, we would no longer be able to track the locations of our vehicles, which would result in (i) us not being able to show the vehicles in our app to riders, thereby adversely impacting demand and (ii) our operations team not being able to retrieve the vehicles, thereby increasing the risk of stolen and lost vehicles, either of which would have a material adverse impact on our financial condition and results of operations.
Computer malware, viruses, hacking, and phishing attacks, and spamming could harm our business and results of operations.
Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry and may occur on our systems or the systems of our vendors in the future. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure may harm our reputation and our ability to retain existing users and attract new users. We have been targeted for phishing attempts in the past and may be further targeted in the future.
Systems failures and resulting interruptions in the availability of our website, applications, products or services could adversely affect our business, financial condition, and results of operations.
Our systems, or those of third parties upon which we rely, may experience service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware, or other events. Our systems also may be subject to break-ins, sabotage, theft and intentional acts of vandalism, including by our own employees, which may result in loss of material trade secrets or confidential information as well as potential liability. Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. Our business interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of systems failures and similar events.
We have experienced and will likely continue to experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our products and services. These events have resulted in, and similar future events could result in, losses of revenue. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of our products and services could adversely affect our business and reputation and could result in the loss of users. Moreover, to the extent that any system failure or similar event results in harm or losses to the users using our platform, we may make voluntary payments to compensate for such harm or the affected users could seek monetary recourse or contractual remedies from us for their losses and such claims, even if unsuccessful, would likely be time-consuming and costly for us to address.
Risks Related to Legal Matters and Regulations
Action by governmental authorities to restrict access to our products and services in their localities could substantially harm our business and financial results.
The shared micromobility industry is relatively nascent, rapidly evolving and increasingly regulated. Government authorities have, and may continue to seek to limit the use of our products and services in certain areas, restrict access entirely, or impose other restrictions that may affect the accessibility of our products and services for an extended period of time or indefinitely. For example, in recent months, certain district municipalities in Istanbul, the city that accounts for the majority of our rides, have begun expressing concerns surrounding scooter usage and have begun asking operators to reduce the amount of scooters stationed in public areas. Such requests include asking scooter operators to install scooter parking spots in congested areas with high utilization which may result in additional capital expenditures for operators, including us. As of the date of this proxy statement/prospectus, we have not received any such notices from any district municipalities. Additionally, the Istanbul Metropolitan Municipality announced that they are working on new regulations regarding (i) opening 1,500 new parking spots, (ii) recognizing certain regions as highly congested and imposing new speed limitations therein, and (iii) requiring operators to educate their riders once every two months. We are also aware that the Ministry of Transportation is working on a draft regulation that mandates each scooter to have a sensor enabling authorities to intervene with scooters ridden on banned roads through GPS satellite. In order to remain in good standing with government authorities and continue operating our fleets and services, we must adhere to evolving regulations, limitations, vehicle caps, enforced parking zones, among other restrictions in the cities in which we operate. From time to time, we may be required to compete with other micromobility operators in a “request for proposal” or similar permitting/licensing application process to gain long-term access to a particular market. Failure to win or renew a permit/license may result in a shutdown of existing operations within that market. There are also certain caps on the number of permits and vehicles that are permitted in certain municipalities and if such caps were to be reduced or exceeded by us and/or our competitors, our growth plans may be materially impacted which would have a significant impact on our business and results of operations. In addition, government authorities may seek to restrict user access to our products and services if they consider us to be in violation of their laws or a threat to public safety or for other reasons, and certain of our products and services have been restricted by governments from time to time. In the event that access to our products or services is restricted, in whole or in part, or other restrictions are imposed on our products or services, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to retain or increase our user base and user engagement may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our financial results could be adversely affected.
Our business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could adversely affect its business, financial condition and results of operations.
We are subject to several laws in Türkiye, including the Highway Traffic Code, Regulation on Electric Scooters, Regulation on Highway Traffic, the Code on Protection of Competition, the Code on Environment, the Code on Personal Data Protection, the Code on Protection of Consumers, the Code on Intellectual Property Rights, the Code on Industrial Property Rights, and the Law on Municipal Revenues, and regulations and standards governing issues such as ridesharing, product liability, personal injury, text messaging, subscription services, intellectual property, consumer protection, taxation, privacy, data security, competition, terms of service, mobile application accessibility, and vehicle sharing are often complex, constantly evolving and subject to varying interpretations, in many cases due to their lack of specificity. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies. Regulatory changes at the national or local level could result in severe restrictions to micromobility or shared mobility products and services, including outright bans or certain products or services, revocation of one or more of our operating licenses, reductions in the number of our vehicles allowed in certain cities and/or districts, and additional requirements to obtain and/or renew an operating license, any of which could have a material adverse effect on our business, results of operations, and financial condition.
The ridesharing industry and our business model are relatively nascent and rapidly evolving, particularly in the markets in which we operate. Under Türkiye’s current regulatory framework, we are subject to a multi-tiered license process that requires us to procure a national license from the Ministry of Transportation and city-level licenses in each city in which we operate or propose to operate. Additionally, we must pay a per-vehicle daily occupancy fee to each district in which we operate. New laws and regulations and changes to existing laws and regulations continue to be adopted, implemented and interpreted in response to the industry and related technologies, and we could be subject to intense and even conflicting regulatory pressure from national, regional and local regulatory authorities. As we expand our business into new markets or introduce new products and services into existing markets, regulatory bodies or courts may claim that we or users on our platform are subject to additional requirements, or that we are prohibited from conducting business in certain jurisdictions, or that users on our platform are prohibited from using the platform, either generally or with respect to certain products and services. Adverse changes in laws or regulations at all levels of government or bans on or material limitations to our products or services could adversely affect our business, financial condition and results of operations.
Certain jurisdictions and governmental entities require us to obtain permits, pay fees or penalties or comply with certain other requirements to provide vehicle sharing products and services. These jurisdictions and governmental entities may reject our applications for permits or deny renewals, delay our ability to operate, increase their fees or charge new types of fees, any of which could adversely affect our business, financial condition and results of operations. Additionally, many of the permits that we have received are for set periods of time and need to be renewed every one to two years. If governmental authorities were to revoke any permit that we had previously been granted or deny the renewal of any of our permits, our rider base and associated revenues would decrease.
Regulatory bodies may enact new laws or promulgate new regulations that are adverse to our business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. Such regulatory scrutiny or action may create different or conflicting obligations on us from one jurisdiction to another.
Our success, or perceived success, and increased visibility may also drive some businesses that perceive our business model negatively to raise their concerns to local policymakers and regulators. These businesses and their trade association groups or other organizations may take actions and employ significant resources to shape the legal and regulatory regimes in jurisdictions where we may have, or seek to have, a market presence in an effort to change such legal and regulatory regimes in ways intended to adversely affect or impede our business and the ability of riders to utilize our platform.
Any of the foregoing risks could harm our business, financial condition and results of operations.
Government regulation of the Internet and user privacy is evolving and negative changes could substantially harm our business and operating results.
We are subject to various business regulations and laws, including regulations and laws specifically governing the Internet and user privacy, including the processing and storage of personal information. Existing and future regulations and laws could impede the growth of the Internet or other online services. These regulations and laws may involve taxation, tariffs, data protection, content, copyrights, distribution, electronic contracts and other communications, consumer protection and the characteristics and quality of services, any of which may substantially harm our business, financial condition and results of operations.
Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our platform. Additionally, if third parties we work with violate applicable laws, regulations, or agreements, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.
Additionally, certain actions of our users that are deemed to be a misuse of or unauthorized disclosure of another user’s personal data could negatively affect our reputation and brand and impose liability on us. The safeguards we have in place may not be sufficient to avoid liability on our part or avoid harm to our reputation and brand, especially if such misuse or unauthorized disclosure of personal data was high profile, which could adversely affect our ability to expand our user base, and our business and financial results.
Our business could be adversely affected if laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our features, websites, mobile applications, or our privacy policies. Furthermore, our business could be harmed by any significant change to applicable laws, regulations or industry practices or the requirements of platform providers regarding the use or disclosure of data our users choose to share with us, age verification, underage users or the manner in which the express or implied consent of users for such use and disclosure is obtained. Such changes may require us to modify our websites and mobile applications features and advertising practices, possibly in a material manner, and may limit our ability to use the data that our users share with us as well as our ability to monetize our products. In addition, any failure by us to comply with such regulations could result in our incurrence of material liabilities.
We collect, store, process and use personal information and other customer data, which subjects us to governmental regulation and other legal obligations related to privacy, information security, and data protection, and our actual or perceived failure to comply with such obligations could harm our business.
We collect, store, process and use personal information and other user data. Our users’ personal information may include, among other information, names, date of birth, ID number, nationality, driver license number, ride details, usage details, device type, device ID, hardware model, user transaction records, traffic data, user photograph, phone numbers, email addresses, payment account information, age, gender, and GPS-based location. Due to the volume and types of the personal information and data we manage and the nature of our products and applications, the security features of our platform and information systems are critical. If our security measures or applications are breached, disrupted or fail, unauthorized persons may be able to obtain access to user data. If we or our third-party service providers or business partners were to experience a breach, disruption or failure of systems compromising our users’ data or the media suggested that our security measures or those of our third-party service providers were insufficient, our brand and reputation could be adversely affected, use of our products and services could decrease, and we could be exposed to a risk of loss, litigation, and regulatory proceedings. Depending on the nature of the information compromised, in the event of a data breach, disruption or other unauthorized access to our user data, we may also have obligations to notify the relevant governmental bodies and users about the incident and we may need to provide some form of remedy for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Our users may also accidentally disclose or lose control of their passwords, creating the perception that our systems or those of our third-party service providers are not secure against third-party access. Additionally, if third parties we work with, such as vendors, business partners, service providers, or developers, violate applicable laws, agreements, or our policies, or experience security breaches that affect our user information, such violations or breaches may also put our users’ information at risk and could in turn have an adverse effect on our business.
Expansion of products or services could subject us to additional laws and regulations, and any actual or perceived failure by us to comply with such laws and regulations or manage the increased costs associated with such laws or regulations could adversely affect our business, financial condition, or results of operations.
Laws and regulations are continuously evolving, and compliance is costly and can require changes to our business practices and significant management time and effort. It is not always clear how existing laws apply to our new business models. We strive to comply with all applicable laws, but the scope and interpretation of the laws that are or may be applicable to us is often uncertain and may conflict across jurisdictions. As we enter new businesses or introduce new lines of business, we may be subjected to ambiguous or broad laws and regulations which could adversely affect our operational costs.
For example, On February 3, 2023, Istanbul Otomobilciler Esnaf Odasi, an Istanbul-based association of taxi owners, filed a lawsuit before Istanbul 14th Commercial Court (the “Commercial Court”) against us regarding our (i) recently launched pilot car-pooling service (“Marti pilot car pooling service”) and (ii) e-moped services, on the ground that both services constitute unfair competition. The plaintiff also sought injunctive relief from the court preventing access of third parties to these services through our website or our mobile application.
As of today, there is no injunctive relief decision in place for our e-moped services. There is an injunctive relief decision regarding the Marti pilot car pooling service, provided that the accessibility of

Marti’s services other than the pilot car pooling service, namely e-scooter, e-bike, and e-moped services, must not be affected by the application of the injunctive relief for the pilot car pooling service. We appealed the injunctive relief decision before the Court of Objections on April 26, 2023.
If the injunctive relief decision is approved by the Court of Objections and applied, while the injunctive relief decision pertains only to the Marti pilot car pooling service, as all of Marti’s services are delivered over a single mobile application, Marti’s e-scooter, e-bike, and e-moped services may also be inaccessible until Marti removes the Marti pilot car pooling service from the Marti app.
The judicial process before the Commercial Court is pending and, inclusive of any process before the Court of Objections, is estimated to last until the end of 2024, subject to any further delays. Marti pilot car pooling service does not generate any income for Marti but its e-moped services generate income. If the Commercial Court ultimately accepts the plaintiff’s claims, Marti may be required to materially modify or cease its Marti pilot car pooling service and/or its e-moped service. Such a decision would have a material adverse effect on our business, financial condition, results of operations, prospects and liquidity due to effects on e-moped services.
We are regularly subject to claims, lawsuits, government investigations, and other proceedings that may adversely affect our business, financial condition, and results of operations.
We are regularly subject to claims, lawsuits, arbitration proceedings, government investigations, and other legal and regulatory proceedings in the ordinary course of business, including those involving personal injury, property damage, worker classification, labor and employment, commercial disputes, competition, consumer complaints, compliance with regulatory requirements, and other matters, and we may become subject to additional types of claims, lawsuits, government investigations, and legal or regulatory proceedings as our business grows and as we deploy new products and services, including proceedings related to our acquisitions, securities issuances, or business practices.
For example, we have been investigated in the past, and may be investigated in the future, by the Turkish Competition Authority (the “TCA”) to determine whether we hold a dominant position in the markets we serve and, if so, whether we have abused such a dominant position. If the TCA finds that we have abused a dominant position, we may be subject to an administrative fine up to 4.5% of the annual net revenue we earned in the fiscal year preceding the TCA’ s decision, as well as fines related to the procedural aspects of the TCA’s investigation. Depending on the nature of these matters, we may be subject to monetary damage awards, fines, penalties, or injunctive orders. Furthermore, the outcome of such investigations could materially adversely affect our business, results of operations, and financial condition.
The results of any such claims, lawsuits, arbitration proceedings, government investigations, or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention, and divert significant resources. Determining reserves for our pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines, and penalties that could adversely affect our business, financial condition, and results of operations. These proceedings could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions, or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition, and results of operations. Furthermore, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and commercial partners and current and former directors and officers.
A determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, that involves our industry, could harm our business, financial condition, and results of operations. The costs associated with an adverse outcome in that litigation, or in defending, settling, or resolving those proceedings, may be material to our business.
We have faced and are likely to continue to face lawsuits from local governmental entities, municipalities, and private citizens related to the conduct of our business.
We have been, and continue to be, subject to litigation and other actions brought by governmental entities, municipalities and private citizens alleging a variety of causes of actions, among other things, failure to operate with proper local permits, public nuisance and trespass related to the placements of our vehicles on public property, interfering with others’ use and enjoyment of, and access to, public and private property, and personal injuries and property damages caused by riders of our vehicles. The defense of these matters has and could continue to significantly increase our operating expenses. In addition, if we are determined to have violated applicable law or regulation, or we settle or compromise these disputes, we may become required to change our operations or services in certain markets or globally, to change material components of our business strategy, to cease operations in one or more markets, and/or to pay substantial damages or fines. In the event that we were required to take one or more such actions, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity, and diversion of resources and management attention.
We are subject to various existing and future environmental health and safety laws and regulations that could result in increased compliance costs or additional operating costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that could adversely impact our financial results or operations.
Our company and our operations, as well as our contractors, suppliers, and customers are subject to various domestic and international environmental laws and regulations, including laws related to the generation, storage, transportation, and disposal of hazardous substances and wastes as well as electronic wastes and hardware, whether hazardous or not. We or others in our supply chain may be required to obtain permits and comply with procedures that impose various restrictions on operations that could have adverse effects on our operations. If key permits and approvals cannot be obtained on acceptable terms, or if other operational requirements cannot be met in a manner satisfactory for our operations or on a timeline that meets out commercial obligations, it may adversely impact our business.
Environmental and health and safety laws and regulations can be complex and may be subject to change, such as through new regulations enacted at the supranational, national, sub-national, and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations, and permits may be unpredictable and may have material effects on our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to electronic waste, could cause additional expenditures, restrictions, and delays in connection with our operations as well as other future projects, the extent of which cannot be predicted.
Further, we rely on third parties to ensure compliance with certain environmental laws, including those related to the disposal of wastes, such as electronic wastes, to include end-of-life disposal or recycling. Any failure to properly handle or dispose of wastes, regardless of whether such failure is ours or our contractors, may result in liability under environmental laws, including, but not limited to administrative fines and suspension of activity. The costs of liability with respect to contamination could have a material adverse effect on our business, financial condition, or results of operations. Additionally, we may not be able to secure contracts with third parties and contractors to continue their key supply chain and disposal services for our business, which may result in increased costs for compliance with environmental laws and regulations.
Separately, our company and our operations are subject to an increasing number of laws and regulations regarding Environmental, Social and Governance (“ESG”) matters. We may also be subject to various supply chain requirements in the future regarding, among other things, conflict minerals and labor practices. We may be required to incur substantial costs to comply with these requirements, and the failure to comply may result in substantial fines or other penalties that may adversely impact our business, financial condition, or results of operations.
We may be subject to Turkish tax audits that may result in additional tax liabilities.
Although we believe our tax estimates are reasonable, the TRA may decide to start a tax audit as a result of an accusation by a third party, an industry-wide investigation, an internal risk assessment of the TRA or a commercial relationship between us and a company under tax audit. If the TRA disagrees with the positions taken on our taxes and we do not prevail in any such disagreement, we could incur additional tax liability, including interest and penalties, which could have an adverse effect on our after-tax profitability and financial condition.
Our business currently requires us to source parts, materials and supplies internationally, and supply chain disruptions, foreign currency exchange rate fluctuations and changes to international trade agreements, tariffs, import and excise duties, taxes or other governmental rules and regulations could adversely affect our business, financial condition, results of operations and prospects.
Our business consists of obtaining, maintaining and operating the most durable electric vehicles we can in the most cost efficient way to provide reliable services to our customers. We currently use a number of suppliers in and outside of Türkiye to make this possible and may continue to leverage various partners and companies that operate outside of Türkiye in the future. If supply chains are disrupted, foreign currency exchange rates fluctuate or any restrictions or significant increases in costs or tariffs are imposed related to vehicles and components as a result of amendments to existing trade agreements or otherwise, our supply and shipping costs may increase, resulting in decreased margins. The extent to which our margins could decrease in response to any future tariffs is uncertain. We may also expand our operations to countries with unstable governments that are subject to instability, corruption, changes in rules and regulations and other potential uncertainties that could harm our business, financial condition, results of operations and prospects.
Because New Marti is incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.
New Marti is an exempted company limited by shares incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon New Marti’s directors or officers, or enforce judgments obtained in the United States courts against New Marti’s directors or officers.
New Marti’s corporate affairs will be governed by its Proposed Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of New Marti’s directors to it under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of New Marti’s shareholders and the fiduciary responsibilities of New Marti’s directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.
New Marti has been advised by Conyers, Dill and Pearman LLP, its Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against New Marti judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (2) in original actions brought in the Cayman Islands, to impose liabilities against New Marti predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by New Marti’s management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.
The Economic Substance Legislation of the Cayman Islands may impact New Marti.
The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the Cayman Economic Substance Act, in January 2019. New Marti will be required to comply with the Cayman Economic Substance Act and related regulations and guidelines. As New Marti is a Cayman Islands exempted company, compliance obligations will include filing annual notifications, in which we will need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act and the filing of an annual return with the Department of International Tax Co-Operation. New Marti may need to allocate additional resources and make changes to its operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.
The Financial Action Task Force’s increased monitoring of the Cayman Islands could impact New Marti.
In February 2021, the Cayman Islands was added to the Financial Action Task Force (“FATF”) list of jurisdictions whose anti-money laundering practices are under increased monitoring, commonly referred to as the “FATF grey list”. When the FATF places a jurisdiction under increased monitoring, it means the country has committed to resolve swiftly the identified strategic deficiencies within agreed timeframes and is subject to increased monitoring during that timeframe. It is unclear how long this designation will remain in place and what ramifications, if any, the designation will have for New Marti.
The Cayman Islands has recently been added to the EU AML high-risk third countries list and it is unclear if and how this designation will impact New Marti.
On March 13, 2022, the European Commission (“EC”) updated its list of ‘high-risk third countries’ (the “EU AML List”) identified as having strategic deficiencies in their anti-money laundering/counter-terrorist financing regimes. The EC has noted it is committed to greater alignment with the FATF listing process and the addition of the Cayman Islands to the EU AML List is a direct result of the inclusion of the Cayman Islands on the FATF grey list in February 2021. It is unclear how long this designation will remain in place and what ramifications, if any, the designation will have for New Marti.
We may be subject to fines and the loss of certain tax advantages as a result of investigations by the Turkish customs authority (the “Customs Authority”).
In January 2022, the Customs Authority began investigating the importation of scooters and e-bikes into Türkiye. As a result of this investigation, we reviewed our import practices and voluntarily decided to amend the import tax product codes of separately imported parts under the higher import tax product code for scooters and ebikes. The amendment resulted in an additional import tax charge of $1.7 million and a fine of $0.6 million. We paid $1.4 million of the import tax charge and $0.5 million of such fine in 2022 and the remaining $0.1 million is recorded as a provision as of December 31, 2022.
In January 2023, the Customs Authority issued us an additional fine of $3.3 million upon review of our voluntary amendment. On March 12, 2023 the Law numbered 7440 was entered into force, which regulates tax amnesty and restructuring certain receivables. Pursuant to the Law numbered 7440 and the official notices of the Customs Authority, the additional fine of $3.3 million is in the scope of amnesty and therefore is not subject to any payment.
Additionally, in May 2022, we voluntarily decided to amend the import tax product codes under the higher import tax product code for e-bikes. As a result of our amendment, an additional import tax charge amounting to $0.4 million emerged. The amendment has not officially resulted in any action by the Customs Authority yet; however we have applied for the amnesty within the scope of the Law numbered 7440 based on the information and guidance we received verbally from the Customs Authority that the Customs Authority will only collect the half of the additional import tax charge together with the interest and default interest calculated based on the domestic producer price index.
Notwithstanding the above and the Law numbered 7440, we could still face additional penalties as a result of future investigations, all of which could adversely affect our results of operations, financial condition and prospects.
Risks Related to Türkiye
Our headquarters and other operations and facilities are located in Türkiye and, therefore, our prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Türkiye.
Substantially all of our revenue is derived from our operations in Türkiye, and our headquarters and other operations and facilities as well as suppliers are located in Türkiye. Accordingly, political and economic conditions in Türkiye may directly affect our business.
Changes in Türkiye’s domestic and/or international political circumstances, including the inability of the Turkish government to devise or implement appropriate economic programs and decreased investor confidence in Türkiye’s economic programs and governance, might adversely affect the stability of the Turkish economy and, in turn, our business, financial condition and/or results of operations. Prior to its current presidential republic system, Türkiye was a parliamentary republic between 1923 and 2018. Unstable coalition governments have been common and, since the establishment of the parliamentary system, Türkiye has had over 60 governments, with political disagreements frequently resulting in early elections. Furthermore, although its role has diminished in recent years, the Turkish military establishment historically has played a significant role in Turkish government and politics, intervening in the political process in 1960, 1971 and 1980.
Following an attempted coup in July 2016 by a group within the Turkish army, the government, among other things: implemented a two year state of emergency; initiated legal proceedings against numerous institutions (including schools, universities, hospitals, associations and foundations), some of which were closed down; arrested, discharged or otherwise restricted thousands of members of the military, the judiciary and the civil service; restricted media outlets and took various actions against members of the business and journalism sectors.
Following a constitutional referendum on April 16, 2017, the parliamentary system and council of ministers were abolished and replaced with an executive presidency and a presidential system. In the presidential election held on June 24, 2018, President Erdoğan was re-elected and the Justice and Development Party (Adalet ve Kalkınma Partisi, the President’s party) and Nationalist Movement Party (Milliyetçi Hareket Partisi), which together formed the “People’s Alliance” bloc, received sufficient votes to hold a majority of the seats in parliament.
On July 9, 2018, President Erdoğan announced the new ministers of his cabinet, which included the former minister of Energy and Natural Resources and his son-in-law, Berat Albayrak, as the minister of Treasury and Finance. On July 10, 2018, President Erdoğan issued a decree (a) empowering the President to appoint the governor of the Central Bank and the deputy governors of the Central Bank, (b) removing the previous requirement for deputy governors of the Central Bank to have at least ten years of professional experience and (c) shortening the office term of the governor and the deputy governors of the Central Bank to four years from five years. On July 6, 2019, the governor of the Central Bank was removed from his post by a Presidential Decree and, on the same day, President Erdoğan appointed Murat Uysal, one of the Central Bank’s then-deputy governors, as the new governor of the Central Bank. This was followed on August 9, 2019 by the board of the Central Bank, as part of its reorganization, removing from office its chief economist and other high-ranking officials. On November 7, 2020, following a sharp depreciation of the Turkish Lira against the U.S. Dollar, President Erdoğan replaced Mr. Uysal with Mr. Ağbal, after which the Central Bank increased the benchmark interest rate to 19.0% (between March and September 2021).

On November 8, 2020, Mr. Albayrak resigned from his position as Minister of Treasury and Finance and was replaced by Lutfi Elvan, a former Minister of Development and Minister of Transport, Maritime and Communication. On March 20, 2021, President Erdoğan dismissed Mr. Ağbal and replaced him with Mr. Şahap Kavcıoğlu, a former member of the Grand National Assembly of Türkiye for the Justice and Development Party. Following Mr. Ağbal’s dismissal, the value of the Turkish Lira decreased against the U.S. Dollar (from TL 7.27 per U.S. Dollar before Mr. Ağbal’s dismissal, to TL 7.99 per U.S. Dollar) and trading on the Borsa İstanbul was suspended after a sharp fall in share prices, which declined by 9.6% in a week. On March 30, 2021, President Erdoğan dismissed the deputy governor of the Central Bank. Following the appointment of Şahap Kavcıoğlu as governor, the Central Bank announced several decreases in the policy interest rate (to 18.0% in September 2021, 16.0% in October 2021, 15.0% in November 2021, 14% in December 2021, 13.0% in August 2022, 12.0% in September 2022, 10.5% in October 2022, 9% in November 2022, and 8.5% in February 2023). On December 2, 2021, Lütfi Elvan also resigned as Minister of Treasury and Finance and was replaced by Nureddin Nebati. The Turkish Lira reached TL 17.47 per U.S. Dollar on December 20, 2021. Subsequently, the Turkish government introduced, among other things, a foreign exchange-protected Turkish Lira deposit scheme in an effort to reduce the volatility in exchange rates and lower the inflation rate, as a result of which the Turkish Lira appreciated by 31.1% against the U.S. Dollar (to TL 13.33 per U.S. Dollar) from December 20, 2021 to December 31, 2021. As such, uncertainty in relation to the independence of the Central Bank and the Ministry of Treasury and Finance continues, and failure to implement effective monetary and fiscal policies may adversely affect the Turkish economy. On February 6, 2023, Borsa İstanbul experienced a sharp decrease of 15% following three days of earthquakes and the stock exchange was halted on February 8, 2023. On February 15, 2023, the stock exchange reopened, rising 9.8% by mid-afternoon due to a wide range of measures imposed by the government including tax incentives and utilization of the Turkish Wealth Fund. Since then, the main index has been fluctuating between 4,800 and 5,400 levels.
Turkish parliamentary elections were held on May 14, 2023, along with the presidential election. According to unofficial election results, the People’s Alliance (led by the governing Justice and Development Party) received 49.47% of the vote, or 323 seats, and the Nation’s Alliance (led by the Republican People’s Party) received 35.02% of the vote, or 212 seats, in the National Assembly. In the four-candidate presidential election, current President Recep Tayyip Erdogan received 49.52% of the vote and Kemal Kilicdaroglu received 44.88% of the vote. As no candidate received a simple majority of the vote, a runoff final election among President Erdogan and Mr. Kilicdaroglu will be held on May 28, 2023, the run up to and aftereffects of which might result in an increase in political uncertainty
In addition to domestic events, there has been recent political tension between Türkiye and the EU, certain members of the EU, and the United States. With respect to the United States, various events during recent years have impacted the relationship. For example, on October 8, 2017, the United States suspended all non-immigrant visa services for Turkish citizens in Türkiye following the arrest of an employee of the United States consulate in İstanbul. On the same date, Türkiye responded by issuing a statement that restricted the visa application process for United States citizens. While visa services have since returned to normal, relations between the two countries remain strained on various topics, including (a) the conflicts against the self-proclaimed jihadist Islamic State (“ISIS”), (b) relationships with Iran (including the purchase of oil from Iran), (c) the October 2019 U.S. federal indictment of state-controlled bank Halkbank asserting violations of U.S. sanctions on Iran, (d) the arrest and detention of Pastor Andrew Brunson in 2018, (e) Türkiye’s December 2017 entry into a contract with Russia for the purchase of S-400 missile defense systems, and (f) Türkiye’s position with Russia in light of the conflict between Russia and Ukraine (particularly in light of United States, UK and EU sanctions against Russia).
On August 1, 2018, the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”) took action targeting Türkiye’s Minister of Justice and Minister of Interior, indicating that these Ministers played leading roles in the organizations responsible for the arrest and detention of American pastor Andrew Brunson. Following such action, Türkiye imposed reciprocal sanctions against two American officials. On August 10, 2018, the President of the United States stated that he had authorized higher tariffs on steel and aluminum imports from Türkiye. On August 15, 2018, Türkiye retaliated by increasing tariffs on certain imports from the United States, such as cars, alcohol and tobacco. These actions contributed to a decline in the value of the Turkish Lira, which fell to a record low before strengthening to TL 5.3 as of December 31, 2018, due in part to the higher-than-expected interest rate hike by the Central Bank on September 13, 2018, improving relations between Türkiye and the United States following the release of Mr. Brunson on October 12, 2018, and the removal of the sanctions imposed upon the two Turkish ministers and reciprocal sanctions imposed by Türkiye November 2, 2018.
On November 5, 2018, in an effort to constrain Iran’s nuclear program, the United States reinstated U.S. sanctions on Iran that had been removed in 2015 as part of the Joint Comprehensive Plan of Action, a multilateral treaty signed with Iran on July 14, 2015 regarding the Iranian nuclear program, including Türkiye’s import of Iranian oil. The impact of this action, including any additional costs that might be borne by Turkish importers of oil (and thus on the country’s current account deficit) or any sanctions that might be imposed for violations of these requirements and/or Türkiye’s relationship with Iran, could have a material adverse impact on the Turkish economy and thus have a material adverse effect our business, financial condition and results of operations.
In December 2017, Türkiye entered into a contract with Russia for the purchase of S-400 missile defense systems, the first shipments of which were received in July 2019. In December 2020, the United States announced sanctions on Türkiye’s Presidency of Defence Industries (the “SSB”) and its president and other senior officers for Türkiye’s continued possession of the Russian S-400 missile defense system. The imposed sanctions include a ban on all U.S. export licenses and authorizations to the SSB, and an asset freeze and visa restrictions on the SSB’s president and other SSB officers. While such sanctions did not have a material impact on Turkish markets, it is uncertain if any other NATO member will impose sanctions or other measures (or if the U.S. will impose additional sanctions or other measures) against Türkiye and, if imposed, how such sanctions and measures might impact the Turkish economy and/or the relationship between Türkiye and the U.S. or any other NATO member.
On 27 November 2019, the Turkish government signed a Memorandum of Understanding with Libya’s Government of National Accord to recognize a shared maritime boundary in the Mediterranean running from southwestern Türkiye to northeastern Libya. This was further supported by a separate agreement signed in order to expand security and military cooperation between the two countries. A number of countries raised objections to this agreement with Libya. On January 2, 2020, the military resolution was accepted by the Turkish parliament and a small contingent of Turkish troops was deployed in Libya. On the same date, Greece, Israel and Cyprus signed an agreement for a new undersea pipeline that would carry gas from offshore deposits in the southeastern Mediterranean to continental Europe, which might constrain Türkiye’s efforts to explore for, and subsequently develop, offshore gas reserves in the region.
In August 2021, the Taliban, a Sharia Islamic militant group, took over the major cities of Afghanistan (including Kabul), which has created expectations of a potential new migration wave through Europe and Türkiye. President Erdoğan and other high-level Turkish officials have made various statements noting that Türkiye will not shoulder the burden of a new migration wave. However, there is no certainty as to what impact on Türkiye any such migration might have. Türkiye’s future relationship with the Taliban is also uncertain given the complex geopolitical circumstances relating to Afghanistan.
In April 2021, President Biden referred to the World War I deaths of Armenians in the Ottoman Empire as genocide, which might negatively contribute to Türkiye’s relationship with the United States. It is uncertain whether the positions that the Biden administration might take with respect to Türkiye, including relating to any of the aforementioned topics, (including potential additional sanctions), might materially alter the relationship between Türkiye and the U.S.
The above-mentioned events, future elections and/or other political circumstances may cause volatility in the Turkish financial markets, have an adverse effect on investors’ perception of Türkiye and/or Türkiye’s ability to support economic growth and manage domestic social conditions, result in (or contribute to) a deterioration of the relationship between Türkiye and the EU, certain members of the EU, the United States, the United Kingdom, Russia and/or other countries and/or have an adverse impact on the Turkish economy or Turkish institutions, any of which in turn might have a material adverse effect on our business, financial condition and/or results of operations and/or on the market price of an investment in the securities.
We are subject to certain anti-corruption laws, trade sanctions laws and regulations, and anti-money laundering laws and regulations, and we could face criminal liability and other serious consequences for violations, which could harm our business.
Our activities may be subject to applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), as amended, anti-corruption laws in Türkiye, and other state and national anti-bribery and anti-money laundering laws that may apply to our business activities. Anti-corruption laws are interpreted broadly and generally prohibit companies and their employees from authorizing, promising, offering, or providing, directly or indirectly, corrupt payments of anything of value to private persons or public officials to obtain or retain business or an improper business advantage. Under the FCPA and other anti-corruption laws, we also can be held liable for the corrupt activities of our agents, intermediaries, and other partners, even if we do not explicitly authorize such activities. As part of our business, we or our third parties may need to obtain permits, licenses, patent registrations, and other regulatory approvals outside the United States, and we may engage third parties to assist us with sales activities. As a U.S. issuer, we also are subject to the FCPA’s accounting provisions, which require us to make and keep complete and accurate books and records, and to maintain a system of adequate internal accounting controls. We also may be subject to certain economic and trade sanctions regulations (such as those administered by the U.S. Treasury Department’s Office of Foreign Assets Control) or applicable anti-money laundering and anti-terrorist financing laws and regulations. To the extent applicable, these laws and regulations generally prohibit transactions in, with, involving, or relating to certain countries or regions or certain persons or entities, and compliance with these laws could impact our business. Although we have policies and controls in place to promote compliance with these laws and regulations, there are no assurances that these policies and controls will always prevent illegal or improper acts by employees, agents, third parties, or business partners. Violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment for individuals involved, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, investigation costs, and other consequences, any of which could have a material adverse effect on our business, financial condition, and results of operations.
Türkiye’s economy is subject to inflation and risks related to its current account deficit.
Macroeconomic developments in Türkiye, in particular those related to current account deficit and inflationary pressures, also affect our business. The current account deficit in Türkiye was 5.7%, 1.7%, and 4.9% of GDP in 2022, 2021 and 2020, respectively. Türkiye’s high current account deficit may reflect both Türkiye’s current economic conditions and long-standing structural economic problems, such as dependence on imported energy, manufacturing and domestic consumption imports, and a low savings rate. To date, Türkiye’s current account deficit has been funded largely through short-term foreign capital borrowings and foreign portfolio investments.
Various events and circumstances, including, among others, a decline in Türkiye’s foreign trade and tourism revenues (including due to a resurgence of COVID-19 and the impact of the conflict between Russia and Ukraine), political risks and changes to Türkiye’s macroeconomic policy (such as with respect to domestic interest rates), could result in an increase in the current account deficit. The current account deficit increases Türkiye’s vulnerability to changes in global macroeconomic conditions and, as a result, the Turkish government could take policy actions to reduce the current account deficit, including policies that could have a material negative impact on domestic growth and consumption. Any negative impact on economic growth or the introduction of policies that curtail economic activity could have a material adverse effect on the Company’s business, financial condition and/or results of operations.
Although Türkiye’s economic growth depends to some extent upon domestic demand, Türkiye’s economy is also dependent upon trade, in particular with Europe. The EU remains Türkiye’s largest export market. A significant decline in the economic growth of any of Türkiye’s major trading partners, such as the EU, could have an adverse impact on Türkiye’s balance of trade and adversely affect Türkiye’s economic growth. Diplomatic or political tensions between Türkiye and the EU (or any of its member states) or other countries could impact trade or demand for imports and exports. Türkiye also exports to markets in Russia and the Middle East and the continuing political and/or economic turmoil in certain of those markets could lead to a decline in demand for such imports. A decline in demand for imports into the EU or Türkiye’s other trading partners or weakening of Euro could have a material adverse effect on Turkish exports and Türkiye’s economic growth and could result in an increase in Türkiye’s current account deficit.
Due to the negative impact of the global COVID-19 pandemic, Türkiye’s tourism revenues and export revenues experienced a significant decline in 2020, whereas (driven in large part by the import of gold) imports into Türkiye increased. In order to reduce the negative impact on Türkiye’s current account deficit by decreasing the demand for imports into Türkiye and supporting domestic producers, the Turkish government imposed new (or increased) custom tax rates for numerous products. In addition, starting in August 2020, the Central Bank began to tighten monetary policy by increasing the cost of funding, which could reduce demand for imports and adversely affect Türkiye’s economic growth.
If the current account deficit increases, financial stability in Türkiye could deteriorate. In addition, financing the current account deficit could be difficult in the event of a future global liquidity crisis and/or declining interest or confidence of foreign investors in Türkiye. Increased uncertainty in the global financial markets and/or failure to reduce the current account deficit could have a negative impact on Türkiye’s sovereign credit ratings and could lead to increased volatility in the Turkish economy, any of which could have a material adverse effect on our business and results of operations.
The Turkish economy has experienced significant inflationary pressures in the past. In 2020, the annual consumer price index (“CPI”) was 14.6%, reflecting primarily an increase in food, energy and commodity prices (including due to the depreciation of the Turkish Lira). In 2021, CPI was 36.8%, reflecting an increase in food, energy and commodity prices (including due to the depreciation of the Turkish Lira). In 2022, CPI for the year was 64.3% and domestic producer price inflation increased to 97.2% reflecting the supply shocks led by the prospects for global energy, food and agricultural commodity prices amid geopolitical developments.
On April 29, 2021, the Central Bank published its second inflation report of 2021, indicating an inflation forecast for 2021 and 2022 of 12.2% and 7.5%, respectively, which was then further revised on July 30, 2021 to 14.1% for 2021 and 7.8% for 2022. On October 28, 2021, the Central Bank revised its inflation forecast for 2021 and 2022, respectively, to 18.4% and 11.8%. In the first inflation report of 2022, the Central Bank indicated an inflation forecast for 2022 and 2023 of 23.2% and 8.2%, before revising the inflation forecast for 2022 and 2023 to 42.8% and 12.9%, respectively in its second inflation report of 2022, 60.4% and 19.2% for 2022 and 2023, respectively, in its third inflation report of 2022, and 65.2% and 22.3% for 2022 and 2023, respectively, in its fourth inflation report of 2022. In its first inflation report of 2023, the Central Bank indicated an inflation forecast for 2023 and 2024 of 22.3% and 8.8%, respectively.
In an effort to decrease the negative effects of the inflation, Türkiye raised the net minimum wage by 50% in January 2022 to TL 4,250, 30% in July 2022 to TL 5,500, and 54% in December 2022 to TL 8,506. The net minimum retirement pension was also raised by approximately 66% in January 2022 to TL 2,500, 40% in July 2022 (to TL 3,500), and 114% in March 2023 (to TL 7,500). Despite these and other measures, inflation could continue at an elevated pace due to anticipated higher food prices (in part due to supply chain issues and increased transportation costs as a result of the Ukraine conflict, droughts, wildfires, logistics obstacles and other supply side challenges), increased prices of consumer goods (in particular, as a result of higher production costs due to the increased cost in electricity and gas as a result of the Ukraine conflict), worsening inflation expectations and pent-up demand following the reopening of the economy following COVID-19 restrictions.
Additionally, any significant global price increases in major commodities such as oil, cotton, corn and wheat would likely increase inflation in Türkiye. Such inflation, particularly if combined with further depreciation of the Turkish Lira, could result in Türkiye’s inflation exceeding the Central Bank’s inflation target, which could prompt the Central Bank to modify its monetary policy. Inflation-related measures taken by the Central Bank and/or other Turkish authorities could have an adverse effect on the Turkish economy and a material adverse effect on our business, financial condition and/or results of operations.
Risks from events affecting Türkiye’s relationship with the United States.
The relationship between the US and Türkiye has been strained by recent developments in the region, and also by Türkiye’s agreement to acquire an air and missile defense system from Russia in December 2017. In response to these events, the United States Congress has considered potential sanctions on Türkiye and limited Türkiye’s ability to acquire fighter jets from the United States. In December 2020, the United States imposed sanctions that targeted the Presidency of Defense Industries (SSB) of Türkiye, its chairman and three other employees.
In 2018, a New York federal court found a former executive at Türkiye’s majority state-owned bank Türkiye Halk Bankası A.Ş. guilty on charges that included bank fraud and conspiracies to evade U.S.

sanctions against Iran and sentenced him to prison. He was released in July 2019, but the U.S. Department of Justice brought similar allegations against Türkiye Halk Bankası A.Ş., which are ongoing as of the date of this proxy statement/prospectus. As of the date of this proxy statement/prospectus, the final outcome in relation to the judicial process, or whether any sanction, fine or penalty will be imposed by the Office of Foreign Assets Control (“OFAC”) or any other U.S. regulatory body on Türkiye Halk Bankası A.Ş. or any other Turkish bank or person in connection with those matters, as well as the possible reaction of the Turkish Government or the financial markets to any such events, is unknown.
The United States has expressed concern Russian oligarchs are increasingly using Türkiye as a haven to shelter assets after the United States imposed Ukraine-related sanctions against Russia. In August 2022, the Biden Administration warned Turkish business associations that Turkish companies could face sanctions if they do business with Russian individuals and institutions. The Turkish government has indicated it seeks to intensify its economic cooperation with Russia.
Actual or perceived political instability in Türkiye, escalating diplomatic and political tensions with the United States or other countries, and/or other political circumstances could have a material adverse effect on our business, financial condition or results of operations or on the market price of the Class A Ordinary Shares.
Foreign exchange rate risks could affect the Turkish macroeconomic environment, could affect your investment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available at commercially reasonable terms.
We are exposed to foreign exchange rate risks between Turkish Lira and U.S. dollars. Although our income, expenses, assets and liabilities are primarily denominated in Turkish Lira, we also maintain some non-Turkish Lira denominated assets and liabilities, primarily in U.S. dollars. For the years ended December 31, 2022, 2021, and 2020, we recorded foreign exchange gains of $1.6 million and foreign exchange losses of $4.0 million and $0.4 million, respectively.
The Turkish Lira has demonstrated a significant degree of volatility, with particularly sharp depreciation against major currencies, in recent years, which has increased the Company’s foreign currency risk For example, in nominal terms, between December 31, 2017 and August 14, 2018, the Turkish Lira depreciated by 80.6% against the U.S. Dollar. Following the announcement of measures to support the financial markets and prevent volatility in the currency market in August 2018, the Turkish Lira appreciated by 23.5% against the U.S. Dollar by December 31, 2018. However, between December 31, 2018 and December 31, 2020, the Turkish Lira depreciated by 39.5%. Following the dismissal of the Governor of the Central Bank on March 20, 2021, the Turkish Lira depreciated by a further 13.4% against the U.S. Dollar by March 31, 2021.
Following decreases in interest rates by the Central Bank in late 2021, the Turkish Lira depreciated by a further 60% against the U.S. Dollar by December 31, 2021, and by a further 29.5% to TL 18.70 against the U.S. Dollar by December 31, 2022. In addition, to curb rising inflation, the U.S. Federal Reserve raised interest rates by 25 bps in March 2022, by 50 bps in May 2022, by 75 bps in each of June 2022, July 2022 and September 2022, by 50 bps in December 2022 and by 25 bps in February 2023. The Central Bank’s monetary policy is subject to a number of uncertainties, including global macroeconomic conditions and political conditions in Türkiye, and further macroeconomic uncertainties may result in additional volatility in the value of the Turkish Lira. Fluctuations in foreign currency exchange rates and increased volatility of the Turkish Lira could adversely affect the Turkish economy and could have a negative effect on the value of our securities.
We do not currently undertake any currency hedging to manage our exposure in Türkiye to changes in foreign exchange rates. Consequently, any sudden and significant changes in foreign exchange rates may have an adverse impact on our financial condition, revenue and results of operations.
Because our operational subsidiary is incorporated in Türkiye, and because it is subject to Turkish accounting rules, we are bound to calculate and declare dividends, if any, in Turkish Lira. The depreciation of Turkish Lira against the U.S. dollar could cause fewer U.S. dollars to be obtained from the conversion of Turkish Lira at any time dividend payments are made.

Türkiye is subject to internal and external unrest and the threat of future terrorist acts, which may adversely affect us.
Türkiye is located in a region that has been subject to ongoing political and security concerns. Türkiye has been subject to a number of terrorist attacks, resulting in a number of fatalities and casualties. Such incidents have had, and could continue to have, a material adverse effect on the Turkish economy. In particular, the on-going conflicts in Afghanistan and Syria have been the subject of significant international attention and conditions in the region remain volatile. Unrest in these countries could have political implications both within Türkiye and in its relationship with other countries and/or have a negative impact on the Turkish economy, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Türkiye has been subject to a number of bombings, including tourist-focused centers in Istanbul and the city center in Ankara, which have resulted in a number of fatalities. Such incidents may continue to occur periodically, though the most recent fatal incident in a major town occurred in January 2017. Additionally, there have been military and civilian hostilities across the Syrian-Turkish border, leading to the creation by the Turkish military of a “safe zone” in northern Syria in 2019, which could have political repercussions both within Türkiye and in its relationship with any of the United States, Russia, Syria, Iran or other countries and could have an adverse impact on the Turkish economy. Türkiye’s conflict with the Kurdistan Worker’s Party (the “PKK”) (a group that is listed as a terrorist organization by various states and other entities, including Türkiye, the European Union and the United States), which has intensified since 2015, could also negatively impact the Turkish economy and/or Türkiye’s relationship with the United States.
The Turkish military commenced military operations in northern Syria in October 2019. This engagement expanded, including in particular around Idlib, and has resulted in many Turkish casualties and increased direct conflicts between the Turkish and Syrian militaries. Although Türkiye and Russia reached a ceasefire agreement in March 2020 that has since reduced the level of conflict, a permanent diplomatic solution has not yet been reached and it is possible that this conflict could escalate further, including resulting in further conflicts with Russia and/or other nations. The conflicts in Nagorno-Karabakh also could contribute to further disagreements between Türkiye and Russia.
The above (or similar) circumstances have had and could continue to have a material adverse effect on the Turkish economy and lead to reductions in purchasing power of our customers, consumer confidence, consumer spending, general demand for e-commerce goods and services, display advertising and marketing spending of our advertisers and a reduction in demand for our products and services, any of which would have a material adverse effect on our business and results of operations.
Türkiye’s economy has been undergoing a significant transformation and remains subject to ongoing structural and macroeconomic risks.
Since the mid-1980s, the Turkish economy has moved from a highly protected state-directed system to a market-oriented free enterprise system. Reforms have, among other things, largely removed price controls and reduced subsidies, reduced the role of the public sector in the economy, emphasized growth in the industrial and service sectors, liberalized foreign trade, reduced tariffs, promoted export growth, eased capital transfer and exchange controls, encouraged foreign investment, strengthened the independence of the Central Bank, led to full convertibility of the Turkish Lira by accepting Article VIII of the International Monetary Fund’s (the “IMF”) Articles of Agreement and overhauled the tax system. Although the Turkish economy has generally responded positively to this transformation, it has experienced severe macroeconomic imbalances, including significant current account deficits, high rates of interest, significant currency volatility and persistent unemployment. In addition, the Turkish economy remains vulnerable to both external and internal shocks, including volatility in oil prices, changing investor opinion, outbreaks of disease (e.g., COVID-19, SARS, etc.) and natural disasters, such as earthquakes. For example, the impact of COVID-19 on the global economy (including precautions taken to minimize transmission, including travel restrictions, the closure of factories and restrictions on public gatherings) has increased risks to global growth and financial markets. In addition, the direct physical damages of the earthquakes on February 6, 2023 is estimated to be 34.2 billion US Dollars and total cost thereof is estimated to be 84.1 billion US Dollars. Global macroeconomic and geopolitical uncertainties, a slowdown in capital flows to emerging markets and an increasingly protectionist approach to global foreign trade also continue to negatively affect the Turkish economy. The Turkish economy has also experienced a succession of financial crises and severe macroeconomic imbalances. These include substantial budget deficits, significant current account deficits, high rates of inflation and high real rates of interest.
In September 2020, the Turkish Treasury and Finance Minister announced a new medium term economic program named the New Economic Program (the “New Economic Program”) for the 2021 to 2023 period. The New Economic Program set GDP growth estimates as 0.3% for 2020, 5.8% for 2021 and 5.0% for each of 2022 and 2023. Furthermore, it has estimated the inflation rate as 10.5%, 8.0%, 6.0% and 4.9% for 2020, 2021, 2022 and 2023, respectively. Another new program was announced in September 2021 (the “Medium Term Program”), which forecasted GDP growth to be 9% for 2021, 5% for 2022 and 5.5% for both 2023 and 2024. However, consumer inflation is anticipated to remain above the Medium Term Program’s inflation target of 5% through the program period. There can be no assurance that these targets will be reached, that the Turkish government will continue to implement its current and proposed economic and fiscal policies successfully or that the economic growth achieved in recent years will continue considering external and internal circumstances, including the Central Bank’s efforts to curtail inflation and simplify monetary policy while maintaining a lower funding rate, the current account deficit and macroeconomic and political factors, such as changes in oil prices and uncertainty related with conflicts in Iraq and Syria and the political developments in Türkiye (see “— Our headquarters and other operations and facilities are located in Türkiye and, therefore, our prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Türkiye”). Any of these developments could cause Türkiye’s economy to experience macro-economic imbalances, which could impair our business strategies and/or have a material adverse effect on our business, financial condition and/or results of operations.
In addition, in March 2019, the United States announced that imports from Türkiye would no longer be eligible for tariff relief under the “Generalized System of Preferences” program, which seeks to promote economic growth in countries identified as developing countries, due to Türkiye’s rapid economic development since its entry into the program. This development could have a material adverse effect on Türkiye’s economy and/or the financial condition of one or more industries within Türkiye.
Internet and e-commerce regulation in Türkiye is recent and is subject to further development.
In 2007, Türkiye enacted a law setting forth obligations and liabilities of content, access and hosting providers as well as certain requirements specific to online content (the “Internet Law”). A number of laws and regulations impacting e-commerce and digital businesses in Türkiye have been enacted since 2007, including amendments to the Internet Law, a law on regulation of e-commerce stipulating the obligations of e-commerce operators (the “E-commerce Law”), various laws to protect personal data and laws on electronic payments, among others. Additionally, significant amendments to the E-commerce Law were enacted on July 1, 2022. However, unlike in the United States, little case law exists around the Internet Law and E-commerce Law and existing jurisprudence has not been consistent and may not reflect the latest amendments or additional legislation. Legal uncertainty arising from the limited guidance provided by current laws in force allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. This allows for legal uncertainty and could set adverse precedents, which individually or in the aggregate could have a material adverse effect on our business, results of operations and financial condition. In addition, legal uncertainty may negatively affect our customers’ perception and use of our services.
If regional instability were to spread, our operations could be adversely affected.
We conduct substantially all of our operations in Türkiye. In February 2022, Russia invaded Ukraine and the resulting war is ongoing. The war in Ukraine has already had, and likely will continue to have, a material impact on geopolitical relationships and global economic and market conditions, including increased inflation, volatility in interest and exchange rates and global supply chain challenges. It is also possible that the war in Ukraine could lead to further military conflicts, particularly involving Eastern Europe, leading to additional economic disruption.

Following the invasion of Ukraine, the United States, the EU, Canada, Japan and Australia have imposed sanctions on Russia, select Russian companies and select Russian nationals. For example, on March 8, 2022, President Biden announced that the United States would ban imports of Russian crude oil and certain petroleum products, liquefied gas, and coal. Furthermore, other sanctions that have been imposed by other countries including, United Kingdom, Canada and European countries, includes, among other, freeze of the assets of the central bank of Russia, banning of all transactions with the central bank of Russia and removal of the certain Russian banks from the swift messaging system, restrictions on access to financing by Russian entities, controls on exports to Russia’s energy and defense sectors. Following these sanctions, thousands of Russians and Ukrainians have fled to Türkiye to stay, invest, and hold assets because Türkiye has not imposed any sanctions on Russia except for the closure of the Bosporus and Dardanelles straits to warships. Türkiye may reconsider its current sanction-free policy in light of international pressure and any further sanctions that may be imposed by the aforementioned countries, which in turn would require Türkiye to impose sanctions on Russia. If Türkiye were to impose such sanctions, they may have a material adverse effect on Türkiye’s economy and financial condition due to Türkiye’s significant trade, natural gas supply and tourism relationships with Russia. Heightened tensions, if any, between Türkiye and Russia or the U.S. over events in Ukraine could materially negatively affect global macroeconomic conditions and the Turkish economy. Heightened tensions between Türkiye and other international trading partners, who condemn Russia’s war in Ukraine, or heightened tensions for any other reason between Türkiye and Russia or disruption of their trading, natural gas supply and tourism relationships could materially negatively affect the Turkish economy, and directly or indirectly have a negative impact on our business and results of operations.
Additionally, Türkiye also has an important trading and tourism relationship with Ukraine. In 2021, Türkiye received 4.7 million and 2.0 million tourists from Russia and Ukraine, respectively, representing 27% of all international tourists in 2021. In addition, Türkiye is a net energy importer, and depends significantly on Russia to meet its domestic energy requirements, particularly with regards to its consumption of natural gas. Türkiye and Russia also cooperate in other industries, such as construction, including the ongoing construction of the Akkuyu Nuclear Power Plant. Ukraine is also a strategic partner of Türkiye and the two countries have in recent years increased their cooperation in the defense industry. Because of Türkiye’s close relationship with, and geographic proximity to, both countries, the current hostilities between Russia and Ukraine are likely to have an increasingly adverse effect on Türkiye’s political, economic and financial position.
In addition, because Türkiye is a member of the North Atlantic Treaty Organization (“NATO”), any confrontation between the armed forces of a NATO member country and the armed forces of Russia and/or Ukraine could pose significant risks to Türkiye. As a member of NATO, if the war in Ukraine were to spread into a NATO country, Türkiye would be required, pursuant to the terms of NATO membership, to treat such action as an attack on its own territory and could be compelled to join the war. Heightened tensions between Türkiye and Ukraine due to Türkiye’s role as a NATO member and a host to ceasefire negotiations between Ukrainian and Russian negotiators may adversely affect the relationship between Türkiye and Ukraine and could lead to a disruption of their trading and tourism relationships, which could have an adverse effect on Türkiye’s economy and indirectly have a negative impact on our business and results of operations.
The above circumstances have had, and could continue to have, a material adverse effect on the Turkish economy and on the Company’s business, financial condition and/or results of operations.
Türkiye is subject to the risk of significant seismic events.
A significant portion of Türkiye’s population and most of its economic resources are located in first-degree earthquake risk zones (i.e., the highest level of risk of damage from earthquakes), and a number of our properties and business operations in Türkiye are located in such zones. Türkiye has experienced a large number of earthquakes in recent years, some of which were severe. For example, in October 2020, the western province of Izmir experienced an earthquake measuring 7.0 on the Richter scale, which caused significant loss of life and property damage. Further, two earthquakes took place on February 6, 2023 in the southeastern region of Türkiye with magnitudes of 7.8 and 7.5, directly affecting 11 cities, leveling neighborhoods and resulting in more than 50,000 casualties. In the aftermath, most of the production facilities and shops in the region were shut down and many of the local residents moved to the other parts of Türkiye. We did not have any vehicle losses and relocated our vehicles from the earthquake zone to our other operational regions.
It is likely that Türkiye will experience earthquakes in the future and any future earthquakes could have a material adverse effect on our business, financial condition and/or results of operations.
Risks Related to Marti’s Financial Results
We are exposed to fluctuations in currency exchange rates.
We conduct a significant portion of our business in currencies other than the U.S. dollar but report our financial results in U.S. dollars. As a result, we face exposure to fluctuations in currency exchange rates. As exchange rates vary, revenue, cost of revenue, exclusive of depreciation and amortization, operating expenses, other income and expense, and assets and liabilities, when translated, may also vary materially and thus affect our overall financial results.
We may have exposure to greater than anticipated tax liabilities and may be affected by changes in tax laws or interpretations, any of which could adversely impact our results of operations.
Following the Business Combination, New Marti and its subsidiaries are expected to be subject to income taxes in the United States and various jurisdictions outside of the United States, including Türkiye. Our effective tax rate could fluctuate due to changes in the mix of earnings and losses in countries with differing statutory tax rates. Moreover, our tax position could also be impacted by changes in accounting principles, changes in U.S. federal, state or international tax laws applicable to corporate multinationals, other fundamental law changes currently being considered by many countries, including the United States, and changes in taxing jurisdictions’ administrative interpretations, decisions, policies, and positions. Any of the foregoing changes could have a material adverse impact on our results of operations, cash flows, and financial condition. For example, the Inflation Reduction Act of 2022 (“IRA”) was signed into law on August 16, 2022 and imposes a minimum tax on certain corporations with book income of at least $1 billion, subject to certain adjustments, and a 1% excise tax on certain stock buybacks (including redemptions) and similar corporate actions. Any of these or similar developments or changes in U.S. federal, state or non-U.S. tax laws or tax rulings could adversely affect our effective tax rate and our operating results.
We are subject to tax in multiple jurisdictions, and changes in tax laws (or in the interpretations thereof) in the Cayman Islands, Türkiye or in other jurisdictions could have an adverse effect on us.
Turkish operating subsidiaries are subject to corporate tax in Türkiye. For the fiscal periods beginning on or after January 1, 2021, the corporate tax rate has been applied to the tax base at a rate of 20%, which was calculated by adding non-deductible expenses and deducting the exemptions available under the tax laws. With the publication of the Tax Amendment, the corporate tax rate applicable to income for the years 2021 and 2022 was modified to 25% for the income derived in 2021 and 23% for the income derived in 2022. These rates will apply for the period starting within the relevant fiscal year. This change has been applied for the taxation of profits in the respective fiscal years starting from January 1, 2021.
According to the Tax Amendment, deferred tax assets and liabilities included in the consolidated financial statements for the year ended December 31, 2021 are calculated at the rates of 25% and 23% for the portions of temporary differences that will have tax effects in 2022 and the following periods, respectively.
Fiscal losses declared in the corporate income tax returns of Türkiye resident companies can be carried forward for a maximum period of five years, which is the statute of time limitation for corporate income taxation. Local tax authorities in Türkiye can inspect tax returns and the related accounting records for a maximum period of six fiscal years (including the year in which the inspection takes place).
Beginning on December 22, 2021, a gross basis withholding tax applies to dividend distributions of Türkiye resident corporations to nonresidents and real persons on an accrual basis at a rate of 10%. The withholding tax rates in Türkiye’s bilateral tax treaties are also taken into account in the application of withholding tax rates for profit distributions to non-residents. Investing profits to the capital cannot be considered as distribution of dividends and is not subject to withholding taxation in Türkiye.
According to the Corporate Tax Law, 75% of the capital gains (50% for real estate) arising from the sale of tangible assets and investments in equity shares owned for at least two years are exempted from corporate tax on two conditions: such gains must be reflected in equity with the intention to be utilized in a share capital increase within five years from the date of the sale, and the sale amount must be collected within two years following the year in which the sale is realized.
Although New Marti is an exempted company limited by shares incorporated in the Cayman Islands, and the Cayman Islands does not impose any direct corporate tax, income tax, property taxes, capital gains taxes, payroll taxes, or withholding tax of any kind, there is no assurance that various factors, some of which are beyond New Marti’s control, such as changes in or interpretations of Cayman Islands laws and regulations may change and have an adverse effect on New Marti.
We establish tax provisions, where appropriate, on the basis of amounts expected to be paid to (and recovered from) tax authorities and, as a result, changes in tax laws (or in the interpretations thereof) could have an adverse effect on us.
The profits of New Marti’s operating entities in Türkiye are subject to corporate income tax in Türkiye on a net basis. For the fiscal periods beginning on or after January 1, 2021, the corporate tax rate has been applied to the tax base at a rate of 20%, which was calculated by adding non-deductible expenses and deducting the exemptions available under the tax laws. The corporate tax rate applicable to income for the years 2021 and 2022 was modified to 25% for the income derived in 2021 and 23% for the income derived in 2022, pursuant to the Tax Amendment. These rates will apply for the period starting within the relevant fiscal year. This change has been applied for the taxation of profits in the respective fiscal years starting from January 1, 2021.
According to the Tax Amendment, deferred tax assets and liabilities included in the consolidated financial statements for the year ended December 31, 2021 are calculated at the rates of 25% and 23% for the portions of temporary differences that will have tax effects in 2022 and the following periods, respectively.
Fiscal losses declared in the corporate income tax returns of Türkiye resident companies can be carried forward for a maximum period of five years, which is the statute of time limitation for corporate income taxation. Local tax authorities in Türkiye can inspect tax returns and the related accounting records for a maximum period of six fiscal years (including the year in which the inspection takes place).
Beginning on December 22, 2021, a gross basis withholding tax applies to dividend distributions of Türkiye resident corporations to nonresidents and real persons on an accrual basis at a rate of 10%. The withholding tax rates in Türkiye’s bilateral tax treaties are also taken into account in the application of withholding tax rates for profit distributions to non-residents. Investing profits to the capital cannot be considered as distribution of dividends and is not subject to withholding taxation in Türkiye.
New Marti’s after-tax profitability and financial results may be adversely affected by changes in relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect.
Risks Related to Being a Public Company
New Marti will qualify as an “emerging growth company” and a smaller reporting company, and the reduced disclosure requirements applicable to “emerging growth companies” and smaller growth companies may make its securities less attractive to investors.
New Marti will qualify as an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act. For as long as New Marti continues to be an emerging growth company, it may choose to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies, including, but not limited to: (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”); (ii) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements; and (iii) exemptions from the requirements of holding nonbinding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved. New Marti will remain an emerging growth company until the last day of the fiscal year ending after the fifth anniversary of the Initial Public Offering, though it may cease to be an emerging growth company earlier if (1) it has more than $1.235 billion in annual gross revenue, (2) it qualifies as a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, or (3) it issues, in any three-year period, more than $1.0 billion in non-convertible debt securities held by non-affiliates. New Marti currently intends to take advantage of each of the reduced reporting requirements and exemptions described above. As a result, New Marti securityholders may not have access to certain information they may deem important.
Further, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. New Marti has elected, and expects to continue to elect, not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, New Marti, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Marti’s financial statements with another public company, which is neither an emerging growth company nor a company that has opted out of using the extended transition period, difficult because of the potential differences in accounting standards used.
Additionally, New Marti will qualify as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K under the Securities Act. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements in its periodic reports. New Marti will remain a smaller reporting company until the last day of the fiscal year in which it fails to meet the following criteria: (i) the market value of its Class A Ordinary Shares held by non-affiliates does not exceed $250 million as of the end of that fiscal year’s second fiscal quarter; or (ii) its annual revenues do not exceed $100 million during such completed fiscal year and the market value of its Class A Ordinary Shares held by non-affiliates does not exceed $700 million as of the end of that fiscal year’s second fiscal quarter. To the extent New Marti takes advantage of such reduced disclosure obligations, it may also make comparison of its financial statements with other public companies difficult or impossible.
It is difficult to predict whether investors will find New Marti’s securities less attractive as a result of its taking advantage of these exemptions and relief granted to emerging growth companies and smaller reporting companies. If some investors find New Marti’s securities less attractive as a result, the trading prices of New Marti’s securities may be lower than they otherwise would be, there may be a less active trading market for New Marti’s securities and the market price of New Marti’s securities may be more volatile.
When New Marti loses its “smaller reporting company” and “emerging growth company” status, it will no longer be able to take advantage of certain exemptions from reporting, and it will also be required to comply with the auditor attestation requirements of Section 404. New Marti will incur additional expenses in connection with such compliance and its management will need to devote additional time and effort to implement and comply with such requirements.
The requirements of being a public company may strain New Marti’s resources, divert New Marti management’s attention and affect New Marti’s ability to attract and retain qualified board members.
New Marti will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the NYSE American listing requirements and other applicable securities rules and regulations. As such, New Marti will incur additional legal, accounting and other expenses following completion of the Business Combination. These expenses may increase to a greater extent if New Marti no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that New Marti file annual and current reports with respect to its business and operating results. The Sarbanes-Oxley Act requires, among other things, that New Marti maintains effective disclosure controls and procedures and internal control over financial reporting. New

Marti may need to hire more employees post-Business Combination or engage outside consultants to comply with these requirements, which will increase its post-Business Combination costs and expenses.
Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. New Marti expects these laws and regulations to increase its legal and financial compliance costs after the Business Combination and to render some activities more time-consuming and costly, although New Marti is currently unable to estimate these costs with any degree of certainty.
New Marti’s management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. New Marti’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent New Marti from improving its business, financial condition and results of operations. Furthermore, New Marti expects these rules and regulations to make it more difficult and more expensive for New Marti to obtain director and officer liability insurance, and consequently New Marti may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on its business, financial condition, results of operations and prospects. These factors could also make it more difficult for New Marti to attract and retain qualified members of its board of directors, particularly to serve on the New Marti audit committee, and qualified executive officers.
As a result of disclosure of information in this proxy statement/prospectus and in filings required of a public company, New Marti’s business and financial condition will become more visible, which New Marti believes may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, New Marti’s business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in New Marti’s favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on its business, financial condition, results of operations, prospects and reputation.
If New Marti fails to put in place appropriate and effective internal control over financial reporting and disclosure controls and procedures, it may suffer harm to its reputation and investor confidence levels.
As a privately held company, Marti was not required to evaluate its internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404. As a public company, New Marti will have significant requirements for enhanced financial reporting and internal controls.
The process of designing and implementing effective internal controls is a continuous effort that requires New Marti to anticipate and react to changes in its business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy its reporting obligations as a public company. If New Marti is unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause it to fail to meet its reporting obligations on a timely basis, result in material misstatements in its consolidated financial statements, and harm its operating results. In addition, New Marti will be required, pursuant to Section 404, to furnish a report by New Marti’s management on, among other things, the effectiveness of its internal control over financial reporting in the first Annual Report on Form 20-F following the completion of the Business Combination. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. This assessment will need to include disclosure of any material weaknesses identified by New Marti’s management in its internal control over financial reporting. The rules governing the standards that must be met for New Marti’s management to assess its internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert New Marti’s management’s attention from other matters that are important to its business. If New Marti is no longer an “emerging growth company” or a “smaller reporting company,” its auditors will be required to issue an attestation report on the effectiveness of its internal controls on an annual basis.
In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, New Marti may identify deficiencies that it may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, New Marti may encounter problems or delays in completing the remediation of any deficiencies identified by its independent registered public accounting firm or management. New Marti’s testing, or the subsequent testing (if required) by its independent registered public accounting firm, may reveal deficiencies in its internal control over financial reporting that are deemed to be material weaknesses. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented or detected on a timely basis. Any material weaknesses could result in a material misstatement of New Marti’s annual or quarterly consolidated financial statements or disclosures that may not be prevented or detected. The existence of any material weakness would require management to devote significant time and incur significant expense to remediate any such material weakness, and New Marti’s management may not be able to remediate any such material weakness in a timely manner.
If New Marti fails to implement the requirements of Section 404 in the required timeframe once it is no longer an emerging growth company or a smaller reporting company, it may be subject to sanctions or investigations by regulatory authorities, including the SEC and the NYSE American. Furthermore, if New Marti is unable to conclude that its internal controls over financial reporting is effective, it could lose investor confidence in the accuracy and completeness of its financial reports, the market price of New Marti’s securities could decline, and New Marti could be subject to sanctions or investigations by regulatory authorities. Failure to implement or maintain effective internal control over financial reporting and disclosure controls and procedures required of public companies could also restrict New Marti’s future access to the capital markets.
In connection with the audit of Marti’s consolidated financial statements for the years ended December 31, 2022, 2021 and 2020, Marti’s management and auditors determined that material weaknesses existed in Marti’s internal control over financial reporting due to (i) ineffective controls over general IT controls for information systems that are relevant to the preparation of our consolidated financial statements, (ii) insufficient design and implementation of processes and controls, (iii) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in the application of GAAP and (iv) other matters, including segregation of duties and lack of documentation of judgments made by management. We have concluded that these material weaknesses arose because, as a private company, we did not have the necessary processes, systems, personnel and related internal controls in place.
In order to remediate these material weaknesses, we are in the process of improving our logging and monitoring capabilities and hiring additional IT personnel with the appropriate level of knowledge, training, and experience to improve our internal control over financial reporting and IT capabilities. We have begun hiring key finance and technical GAAP accounting personnel and are continuing to evaluate the need for additional resources. We have also engaged third-party specialists to (i) advise us on what additional finance and technical GAAP accounting resources are needed to support effective internal controls, (ii) assist us with designing business and IT processes and controls to remediate material weaknesses and (iii) support New Marti’s implementation of the requirements of Section 404.
Although we believe these actions will remediate the material weaknesses, there can be no assurance that the material weaknesses will be remediated on a timely basis or at all, or that additional material weaknesses will not be identified in the future. If we are unable to remediate the material weaknesses, our ability to record, process, and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the SEC, could be adversely affected which, in turn, may adversely affect our reputation and business and the market price of New Marti’s securities.

New Marti will qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such New Marti is exempt from certain provisions applicable to U.S. domestic public companies.
Because New Marti will qualify as a foreign private issuer under the Exchange Act immediately following the consummation of the Business Combination, New Marti is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.
New Marti will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information New Marti is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, after the Business Combination, if you continue to hold Class A Ordinary Shares, you may receive less or different information about New Marti than you currently receive about Galata or that you would receive about a U.S. domestic public company.
The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to New Marti on June 30, 2023.
In the future, New Marti could lose its status as a foreign private issuer under current SEC rules and regulations if more than 50% of New Marti’s outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of New Marti’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of New Marti’s assets are located in the United States; or (iii) New Marti’s business is administered principally in the United States. If New Marti loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, New Marti would likely incur substantial costs in fulfilling these additional regulatory requirements, including costs related to the preparation of financial statements and members of New Marti’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.
As an exempted company limited by shares incorporated in the Cayman Islands, New Marti is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE American corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if New Marti complied fully with the NYSE American corporate governance listing standards.
New Marti is a foreign private issuer as such term is defined in Rule 405 under the Securities Act and is an exempted company limited by shares incorporated in the Cayman Islands, and, after the consummation of the Business Combination, will be listed on the NYSE American. The NYSE American market rules permit a foreign private issuer like New Marti to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is New Marti’s home country, may differ significantly from the NYSE American corporate governance listing standards applicable to domestic U.S. companies.
New Marti has the option to rely on available exemptions under the listing rules that would allow it to follow its home country practice, including, among other things, the ability to opt out of the requirement to have: (i) a majority of the board of directors consist of independent directors; (ii) a compensation committee consisting entirely of independent directors; (iii) a nominating committee consisting entirely of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year.

New Marti may rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE American applicable to U.S. domestic public companies.
An active, liquid trading market for New Marti’s securities may not develop or be sustained.
There can be no assurance that an active trading market for Class A Ordinary Shares and Galata Warrants will develop after the Closing, or, if such a market develops, that New Marti will be able to maintain an active trading market for those securities on the NYSE American or any other exchange in the future. If an active market for New Marti’s securities does not develop or is not maintained after the Business Combination, or if New Marti fails to satisfy the continued listing standards of the NYSE American for any reason and its securities are delisted, it may be difficult for New Marti’s securityholders to sell their securities without depressing the market price for the securities or at all. An inactive trading market may also impair New Marti’s ability to raise capital by selling shares of capital stock, attract and motivate employees through equity incentive awards and acquire other companies, products, or technologies by using shares of capital stock as consideration.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about New Marti’s business, the price and trading volume of New Marti’s securities could decline.
The trading market for New Marti’s securities depends in part on the research and reports that securities or industry analysts publish about New Marti or its business. New Marti will not control these analysts, and the analysts who publish information about New Marti may have relatively little experience with New Marti or its industry, which could affect their ability to accurately forecast New Marti’s results and could make it more likely that New Marti fails to meet their estimates. If few or no securities or industry analysts cover New Marti, the trading price for New Marti’s securities would be negatively impacted. If one or more of the analysts who covers New Marti downgrades New Marti’s securities, publishes incorrect or unfavorable research about New Marti, ceases coverage of New Marti, or fails to publish reports on New Marti regularly, demand for and visibility of New Marti’s securities could decrease, which could cause the price or trading volumes of New Marti’s securities to decline.
New Marti may be subject to securities class action litigation, which may harm its business and operating results.
Companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. New Marti may be the target of this type of litigation in the future. Securities litigation against New Marti could result in substantial costs and damages, and divert New Marti management’s attention from other business concerns, which could seriously harm New Marti’s business, results of operations, financial condition, or cash flows.
New Marti may also be called on to defend itself against lawsuits relating to its business operations. Some of these claims may seek significant damages amounts. Due to the inherent uncertainties of litigation, the ultimate outcome of any such proceedings cannot be accurately predicted. A future unfavorable outcome in a legal proceeding could have an adverse impact on New Marti’s business, financial condition, and results of operations. In addition, current and future litigation, regardless of its merits, could result in substantial legal fees, settlements, or judgment costs and a diversion of New Marti management’s attention and resources that are needed to successfully run New Marti’s business.
Galata may redeem the Public Warrants prior to their exercise or expiration at a time that is disadvantageous to Public Warrant holders, thereby making their Public Warrants worthless, and exercise of a significant number of the Public Warrants could adversely affect the market price of Class A Ordinary Shares.
Galata has the ability to redeem their outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of our Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met. If and when the warrants become redeemable by Galata, Galata may exercise its redemption right even if its unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, Galata may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of your warrants. None of the Private Placement Warrants will be redeemable by Galata for cash so long as they are held by the Sponsor or its permitted transferees.
Galata does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Galata to complete the Business Combination even if a substantial majority of Galata’s shareholders do not agree.
The Existing Articles of Association do not provide a specified maximum redemption threshold, except that (i) in no event will Galata redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the Subscription and (ii) a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemptions with respect to more than an aggregate of 15% of the Class A Ordinary Shares included in the Galata Units. As a result, Galata may be able to complete the Business Combination even though a substantial majority of its public shareholders do not agree with the transaction and have redeemed their shares. In the event the aggregate cash consideration Galata would be required to pay for all of the Class A Ordinary Shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed Business Combination exceeds the aggregate amount of cash available to Galata, it will not complete the Business Combination or redeem any shares, all of the Class A Ordinary Shares submitted for redemption will be returned to the holders thereof, and Galata instead may search for an alternate Initial Business Combination.
Subsequent to the completion of the Business Combination, New Marti may be required to take write downs or write offs, restructuring and impairment or other charges that could have a significant negative effect on New Marti’s financial condition, results of operations and share price, which could cause you to lose some or all of your investment.
Galata cannot assure you that its extensive due diligence on Marti will surface all material issues that may be present inside Marti, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Marti’s business and outside of Galata’s control will not later arise. As a result of these factors, New Marti may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in New Marti reporting losses. Even if Galata’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Galata’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on New Marti’s liquidity, the fact that charges of this nature are reported, could contribute to negative market perceptions about New Marti or New Marti’s securities. In addition, charges of this nature may cause New Marti to violate net worth or other covenants to which it may be subject as a result of assuming pre-existing debt held by Marti or by virtue of post-combination debt financing. Accordingly, any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value.
Following the consummation of the Business Combination, New Marti’s only significant asset will be its ownership of Marti and its affiliates and such ownership may not be sufficient to pay dividends or make distributions or obtain loans to enable New Marti to pay any dividends on its Class A Ordinary Shares or satisfy other financial obligations.
Following the consummation of the Business Combination, New Marti will be a holding company and will not directly own any operating assets other than its ownership of interests in Marti. New Marti will depend on Marti for distributions, loans and other payments to generate the funds necessary to meet its financial obligations, including its expenses as a publicly traded company and to pay any dividends. The earnings from, or other available assets of, Marti may not be sufficient to make distributions or pay dividends, pay expenses or satisfy New Marti’s other financial obligations.
Risks Related to Galata and the Business Combination
Because New Marti will become a publicly traded company by virtue of the Business Combination as opposed to an underwritten initial public offering, the process does not use the services of one or more underwriters, which could result in less diligence being conducted.
New Marti will be a publicly listed company that will own Marti’s business upon the completion of the Business Combination. The Business Combination differs from a traditional underwritten initial public offering, where underwriters typically conduct a certain amount of due diligence on the company being taken public in order to establish a due diligence defense against liability claims under federal securities laws. Because New Marti will become a publicly listed company by virtue of the Business Combination, an underwriter has not been engaged. However, the Galata Board and Galata’s officers, as well as private investors, conducted due diligence on Marti. This due diligence, however, may be different than the due diligence undertaken by an underwriter in a traditional initial public offering. The Sponsor may have an inherent conflict of interest because its Founder Shares and Private Placement Warrants will be worthless if a business combination is not completed prior to July 13, 2023. Therefore, there could be a heightened risk of an incorrect valuation of Marti’s business, which could cause potential harm to investors.
Past performance by the Sponsor or its affiliates, or the directors and officers of Galata, may not be indicative of future performance of an investment in Galata or New Marti.
Past performance by any member or members of Galata’s management team, the Sponsor, or any of their respective current or former affiliates or entities related to one or more of them, is not a guarantee of success with respect to the Business Combination. You should not rely on the historical record of any member or members of Galata’s management team, any of their respective current or former affiliates or entities related to one or more of them, or any of the foregoing’s related investment’s performance, as indicative of the future performance of an investment in New Marti or the returns New Marti will, or is likely to, generate going forward.
Galata and Marti may require additional financing prior to completion of the Business Combination in order to satisfy the conditions to consummation of the PIPE Subscription, which additional financing may not be able to be obtained.
If the net proceeds of the Initial Public Offering, the sale of the Private Placement Warrants and the Convertible Notes proceeds (including proceeds from the Pre-Fund Notes) prove to be insufficient because of the obligation to redeem for cash a significant number of shares from shareholders who elect redemption in connection with the Business Combination, we may be required to seek additional financing in order to satisfy the Subscription Minimum Cash Condition. We cannot assure you that such financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to complete the Subscription and the PIPE Investors do not waive the Subscription Minimum Cash Condition, the Subscription would not be consummated.
Activities taken by existing Galata shareholders to increase the likelihood of approval of the Business Combination proposal and the other proposals could have a depressive effect on our Class A Ordinary Shares.
The Sponsor, officers or directors of Galata, and/or their respective affiliates may purchase Class A Ordinary Shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Class A Ordinary Shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of the then outstanding Class A Ordinary Shares present and entitled to vote at the meeting to approve the Business Combination Proposal vote in favor of such proposal and that Galata has at least $5,000,001 of net tangible assets immediately prior to or upon consummation of the Business Combination. Entering into any such arrangements may result in the completion of the Business Combination that may not otherwise have been possible. Additionally, such arrangements may have a depressive effect on the Class A Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares she owns.
Galata shareholders will experience dilution as a consequence of, among other transactions, the issuance of Class A Ordinary Shares as consideration in the Business Combination and the conversion of the Convertible Notes. Having a minority share position may reduce the influence that Galata’s current shareholders have on the management of Galata.
The issuance of a significant number of Class A Ordinary Shares in the Business Combination (including upon conversion of the Founder Shares) and in connection with the conversion of the Convertible Notes will dilute the equity interests of existing Galata shareholders in New Marti and may adversely affect prevailing market prices for the Galata Shares and/or Galata Warrants.
It is anticipated that, upon Closing, assuming no redemptions, “maximum redemptions” and 50% redemptions, respectively, existing Galata shareholders (other than Founder Shareholders) will hold approximately 22.83%, 0% or 12.89%, respectively, of the outstanding Class A Ordinary Shares. These ownership percentages assume a $10.00 share price and other assumptions set forth in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.” In the event the price of Class A Ordinary Shares increases following the Closing and the earnout shares vest in accordance with their terms, the public shareholders of Galata may own a smaller percentage in New Marti than they might otherwise anticipate. For more information, see “Summary Unaudited Pro Forma Combined Financial Information.”
Future issuances of Class A Ordinary Shares, including pursuant to the New Marti Incentive Plan, may significantly dilute the equity interests of existing holders of Galata’s Shares and Galata Warrants and may adversely affect prevailing market prices for New Marti’s securities.
The value of the Founder Shares following completion of Galata’s initial business combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of the Class A Ordinary Shares at such time is substantially less than $10.00 per share.
The Founder Shareholders will have invested in us an aggregate of $7,275,000, comprised of the $25,000 purchase price for the Founder Shares and the $7,250,000 purchase price for the Private Placement Warrants. Assuming a trading price of $10.00 per share upon consummation of the Initial Business Combination, the 3,593,750 Founder Shares would have an aggregate implied value of $35,937,500, despite having been purchased for an aggregate of $25,000 or approximately $0.007 per share. Even if the trading price of the Class A Ordinary Shares was as low as $2.00 per share, and warrants underlying the Private Placement Warrants were worthless, the value of the Founder Shares would be approximately equal to the Founder Shareholders’ initial investment in us. As a result, the Founder Shareholders are likely to be able to recoup their investment in Galata and make a substantial profit on that investment, even if Class A Ordinary Shares have lost significant value. This means that the Founder Shareholders could earn a positive rate of return on their investment, even if Galata’s public shareholders experience a negative rate of return in the post-business combination company. Accordingly, Galata’s management team, which owns interests in the Sponsor, may have an economic incentive that differs from that of the public shareholders to pursue and consummate an initial business combination rather than to liquidate and to return all of the cash in the trust to the public shareholders, even if that business combination were with a less favorable target company or on terms less favorable to shareholders rather than liquidate. This may have influenced their motivation in identifying and selecting Marti for Galata’s target business combination and consummating the Business Combination. For the foregoing reasons, you should consider Galata’s management team’s financial incentive to complete an initial business combination when evaluating whether to redeem your shares prior to or in connection with the initial business combination.

If Galata is unable to complete the Initial Business Combination prior to July 13, 2023, they will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining shareholders and the Galata Board, dissolving and liquidating. In such event, third parties may bring claims against Galata and, as a result, the proceeds held in the Trust Account could be reduced.
Under the terms of its Existing Articles of Association, Galata must complete the Business Combination or another business combination prior to July 13, 2023 (or a later date if Galata extends the time to consummate a business combination pursuant to the Existing Articles of Association) or Galata must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Class A Ordinary Shares and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating. In such event, third parties may bring claims against Galata. Although Galata has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses it has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the Trust Account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in the Trust Account could be subject to claims which could take priority over those of Galata’s public shareholders. If Galata is unable to complete a business combination within the required time period, the Sponsor has agreed that it will be liable to Galata if and to the extent any claims by a vendor for services rendered or products sold to it, or a prospective target business with which it has discussed entering into a transaction agreement, reduces the amount of funds in the Trust Account to below $10.00 per public share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Galata’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. Furthermore, the Sponsor will not be liable to public shareholders and instead will only have liability to Galata. Galata has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and, therefore, the Sponsor may not be able to satisfy those obligations. Galata has not asked its Sponsor to reserve for such eventuality. Therefore, the per-share distribution from the Trust Account may be reduced due to any such claims.
Additionally, if Galata is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if Galata otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
Following the consummation of the Business Combination, New Marti’s sole material asset will be its direct and indirect interests in its subsidiaries and, accordingly, New Marti will be dependent upon distributions from its subsidiaries to pay taxes and cover its corporate and other overhead expenses and pay dividends, if any, on Class A Ordinary Shares.
New Marti is a holding company and, subsequent to the completion of the Business Combination, will have no material assets other than its direct and indirect equity interests in its subsidiaries. New Marti will have no independent means of generating revenue. To the extent New Marti’s subsidiaries have available cash, New Marti will cause its subsidiaries to make distributions of cash to pay taxes, cover New Marti’s corporate and other overhead expenses and pay dividends, if any, on Class A Ordinary Shares. To the extent that New Marti needs funds and its subsidiaries fail to generate sufficient cash flow to distribute funds to New Marti or are restricted from making such distributions or payments under applicable law or regulation or under the terms of their financing arrangements, or are otherwise unable to provide such funds, New Marti’s liquidity and financial condition could be materially adversely affected.

The Galata Founder Shareholders have agreed to vote in favor of the Business Combination, regardless of how Galata’s public shareholders vote.
Unlike many other blank check companies in which the founders agree to vote their founder shares in accordance with the majority of the votes cast by public shareholders in connection with an initial business combination, Galata Founder Shareholders have agreed to vote any Founder Shares owned by them in favor of the Business Combination. As of the date hereof, Galata Founder Shareholders own all of the Founder Shares which equal approximately 20% of the issued and outstanding Galata Shares in the aggregate. Accordingly, it is more likely that the necessary shareholder approval will be received for the Business Combination than would be the case if the Galata Founder Shareholders agreed to vote any Founder Shares owned by them in accordance with the majority of the votes cast by Galata’s public shareholders.
The Galata Founder Shareholders and certain of Galata’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other shareholders generally, and Galata’s directors were aware of and considered such interests, among other matters, in recommending that shareholders vote in favor of approval of the Proposals.
When considering the Galata Board’s recommendation that Galata’s shareholders vote in favor of the approval of the Proposals, Galata’s shareholders should be aware that the Sponsor and certain of Galata’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other shareholders generally. These interests include:
•
the fact that the Sponsor paid an aggregate of $7,250,000 for Private Placement Warrants that would expire worthless if the Business Combination is not consummated;

•
the fact that the Galata Founder Shareholders have agreed, for no consideration, not to redeem any Galata Shares held by them in connection with a shareholder vote to approve the Business Combination;

•
the fact that the Sponsor paid an aggregate of $25,000 for its 3,593,750 Founder Shares, including 15,000 Founder Shares which were subsequently transferred to Gala Investments, which is controlled by Andrew Stewart, one of Galata’s advisors, and that such securities will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $      , based on the closing price of the Class A Ordinary Shares of $      per share on           , 2023;

•
the fact that the Galata Founder Shareholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Galata fails to complete the Initial Business Combination by July 13, 2023;

•
if the Trust Account is liquidated, including in the event Galata is unable to complete the Initial Business Combination within the required time period, the Sponsor has agreed to indemnify Galata to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser amount per public share as is in the Trust Account on the liquidation date, by the claims of (a) any vendor or other person who is owed money by Galata for services rendered, or products sold to, or contracted for Galata or (b) a prospective target business with which Galata has entered into an acquisition agreement, but only if such a vendor or other person or target business has not executed a waiver of all rights to seek access to the Trust Account;

•
the fact that the Sponsor and Galata’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•
the fact that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other Galata shareholders experience a negative rate of return in the post-business combination company;

•
the fact that after the completion of the Business Combination, directors or members of Galata’s management team who remain with New Marti may be paid consulting or management fees from New Marti or its subsidiaries. All of these fees will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to Galata’s shareholders in connection with the Business Combination. Galata has not established any limit on the amount of such fees that may be paid by the combined company to New Marti’s directors or members of management. It is unlikely the amount of such compensation will be known at the time of the Business Combination, because the directors of New Marti will be responsible for determining executive officer and director compensation. Any compensation to be paid to New Marti’s executive officers will be determined, or recommended to the New Marti Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the New Marti Board;
•
the fact that Daniel Freifeld, who is an officer and director of Galata, has indirectly through his affiliates agreed to subscribe for Pre-Fund Notes at an aggregate purchase price of at least $15,000,000, which will convert into Convertible Notes at Closing;

•
the fact that Callaway, which is an affiliate of Daniel Freifeld, or its designee has the option (but not the obligation) to subscribe for up to $40,000,000 aggregate principal amount of Convertible Notes during the period beginning on the Closing Date and ending on the one year anniversary of the Closing Date;

•
the fact that, although there are no such unreimbursed expenses as of March 31, 2023, the Sponsor and Galata’s officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on Galata’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations;

•
the fact that, although there is no amount outstanding on such promissory note as of March 31, 2023, the Sponsor issued an unsecured promissory note to the Company, pursuant to which the Company could borrow up to an aggregate principal amount of $250,000 to cover Initial Public Offering-related and organizational expenses;

•
the fact that, although there are no such loans outstanding as of March 31, 2023, the Sponsor or an affiliate of the Sponsor, or certain of Galata’s officers and directors may, but are not obligated to, make working capital loans to the Company that may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, converted upon completion of a Business Combination into up to 1,500,000 warrants at a price of $1.00 per warrant;

•
the fact that the Sponsor and Galata’s officers and directors will lose their entire investment in Galata if the Initial Business Combination is not completed;

•
the fact that Daniel Freifeld may be deemed to indirectly control the Sponsor, which currently holds more than 5% interest in Galata; and

•
the fact that Daniel Freifeld will be appointed to the New Marti Board following the Closing.

The Galata Board was aware of and considered these interests, among other matters, in reaching the determination to approve the Business Combination and the Business Combination Agreement and in recommending that the holders of Galata Shares vote to approve the Business Combination and adopt the Business Combination Agreement. For additional information, please see the subsection titled “The Business Combination — Interests of Certain Persons in the Business Combination.”
Galata Founder Shareholders hold a significant number of Founder Shares and the Sponsor holds a significant number of Private Placement Warrants. They will lose their entire investment in Galata if Galata does not complete the Initial Business Combination.
Galata Founder Shareholders hold all 3,593,750 of the Founder Shares, representing approximately 20% of the total outstanding Galata Shares upon completion of the Initial Public Offering. The Founder Shares will be worthless if Galata does not complete the Initial Business Combination prior to July 13, 2023. In addition, the Sponsor holds an aggregate of 7,250,000 Private Placement Warrants that will also be worthless if Galata does not complete the Initial Business Combination prior to July 13, 2023.
The Founder Shares are identical to the Class A Ordinary Shares included in the Galata Units, except that (a) the Founder Shares and the Class A Ordinary Shares into which the Founder Shares convert upon the Initial Business Combination are subject to certain transfer restrictions, (b) the Galata Founder

Shareholders have entered into a letter agreement with Galata, pursuant to which they have agreed (i) to waive their redemption rights with respect to their Founder Shares and any public shares they own in connection with the completion of the Initial Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Galata fails to complete the Initial Business Combination prior to July 13, 2023 (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if Galata fails to complete the Initial Business Combination prior to July 13, 2023) and (c) the Founder Shares are automatically convertible into Class A Ordinary Shares at the time of the Initial Business Combination.
The personal and financial interests of the Galata Founder Shareholders may have influenced their motivation in identifying and selecting the Business Combination, completing the Business Combination and influencing Galata’s operation following the Business Combination.
Galata will incur significant transaction costs in connection with the Business Combination.
Galata has incurred, and expects to continue to incur, significant, non-recurring costs in connection with consummating the Business Combination. All expenses incurred in connection with the Business Combination Agreement and the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs. Galata’s transaction expenses as a result of the Business Combination are currently estimated at approximately $11,000,000, including approximately $5,031,250 in deferred underwriting discounts and commissions to the underwriter of the Initial Public Offering.
Marti may be subject to business uncertainties while the Business Combination is pending.
Uncertainty about the effect of the Business Combination on employees and third parties may have an adverse effect on Marti and consequently, on New Marti. These uncertainties may impair Marti’s ability to attract, retain and motivate key personnel and could cause third parties that deal with Marti to defer entering into contracts or making other decisions or seek to change existing business relationships. If key employees depart because of issues relating to such uncertainty or a desire not to remain with the business, New Marti’s business following the Business Combination could be negatively impacted. In addition, the Business Combination Agreement restricts Marti from making certain expenditures and taking other specified actions without the consent of Galata until the Business Combination occurs. These restrictions may prevent Marti from pursuing attractive business opportunities that may arise prior to the Closing. For additional information, please see the subsection titled “The Business Combination — Conduct of Business Pending the Business Combination.”
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus may not be indicative of what New Marti’s actual financial position or results of operations will be.
The unaudited pro forma condensed combined financial information for New Marti following the Business Combination in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Marti’s actual financial position or results of operations would be if the Business Combination is completed on the dates indicated. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.
The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.
The Business Combination Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include: (a) approval by Galata’s shareholders and Marti’s shareholders, (b) Galata having at least $5,000,001 of net tangible assets as of the Effective Time unless the Class A Ordinary Shares otherwise do not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act, (c) the expiration or termination of the waiting period under the HSR Act, if any, (d) the listing of the Class A Ordinary Shares to be issued in connection with the Business Combination (including the Earnout Shares) and pursuant to the Subscription Agreements on the NYSE American (or another national securities exchange mutually agreed by the parties to the Business Combination

Agreement) and the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and (e) Galata having cash on hand, after distribution of the Trust Account and deducting all amounts to be paid pursuant to the exercise of redemption rights, at least $50,000,000. For additional information, please see the subsection titled “The Business Combination — Conditions to Closing of the Business Combination.” In addition, the parties can mutually decide to terminate the Business Combination Agreement at any time, before or after shareholder approval, or Galata or Marti may elect to terminate the Business Combination Agreement in certain other circumstances. For additional information please see the subsection titled “The Business Combination — Termination.”
Galata may waive one or more of the conditions to the Business Combination.
Galata may agree to waive, in whole or in part, one or more of the conditions to its obligations to complete the Business Combination, to the extent permitted by the Existing Articles of Association and applicable laws. For example, it is a condition to Galata’s obligation to close the Business Combination that certain of Marti’s representations and warranties be true and correct in all material respects as of the date of the Business Combination Agreement and the Effective Time. However, if the Galata Board determines that it is in the best interests of Galata to proceed with the Business Combination, then the Galata Board may elect to waive that condition and close the Business Combination. For additional information please see the subsection titled “The Business Combination — Conditions to Closing of the Business Combination — Galata and Merger Sub Conditions.”
The exercise of discretion by Galata’s directors and officers in agreeing to changes to the terms of, or waivers of closing conditions in, the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of Galata’s shareholders.
In the period leading up to the consummation of the Business Combination, other events may occur that, pursuant to the Business Combination Agreement, would require Galata to agree to amend the Business Combination Agreement, to consent to certain actions or to waive rights that it is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of the business of Marti, a request by Marti and its management to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on the business of Marti and could entitle Galata to terminate the Business Combination Agreement. In any such circumstance, it would be in the discretion of Galata, acting through the Galata Board, to grant its consent or waive its rights. The existence of the financial and personal interests of the Galata directors described elsewhere in this proxy statement/prospectus may result in a conflict of interest on the part of one or more of the Galata directors between what he or she may believe is best for Galata and Galata’s shareholders and what he or she may believe is best for himself or herself or his or her affiliates in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Galata does not believe there will be any changes or waivers that Galata’s directors and officers would be likely to make after Galata shareholder approval of the Business Combination has been obtained. While certain changes could be made without further shareholder approval, if there is a change to the terms of the Business Combination that would have a material impact on the shareholders, Galata will be required to circulate a new or amended proxy statement/prospectus or supplement thereto and resolicit the vote of Galata’s shareholders with respect to the Proposals.
Galata may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.
Although we are not aware of any material regulatory approvals or actions that are required for completion of the Business Combination, there can be no assurance that such additional approval or actions will be obtained within the required time period. This includes any potential review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”) on account of certain foreign ownership restrictions on U.S. businesses. If CFIUS considers Galata a “foreign person” under such rules and regulations and Marti a U.S. business that may affect national security, we could be subject to such foreign ownership restrictions and/or CFIUS review. If the Business Combination with

Marti falls within the scope of foreign ownership restrictions, we may be unable to consummate the Business Combination. In addition, if the Business Combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the Business Combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination.
The Sponsor is a Delaware limited liability company. The Sponsor currently owns 3,578,750 of our Founder Shares, which will convert to Class A Ordinary Shares at the time of the Business Combination, equivalent to a 19.9% interest in Galata. Galata President Daniel Freifeld, who indirectly controls the Sponsor through Callaway, a Delaware limited liability company, is a U.S. Citizen. Accordingly, the Sponsor is a Delaware limited liability ultimately controlled by a U.S. person, and CFIUS is unlikely to consider the Sponsor a “foreign person.” Because of this, it is similarly unlikely that Galata would be considered a “foreign person” by CFIUS as it is controlled by a Sponsor that would be considered a U.S. person.
Marti is a Delaware corporation that operates solely in Turkey. Members of its management team, including Chief Executive Officer Alper Oktem, members of its board of directors and its initial shareholders are non-U.S. persons. Upon completion of the business combination, certain of New Marti’s executive officers will be non-U.S. persons and three of the seven directors will be non-U.S. persons. Although we do not believe that Marti is, or New Marti will be, a U.S. business that may affect national security, CFIUS may take a different view and decide to block or delay the Business Combination or impose conditions to mitigate national security concerns with respect to the Business Combination.
While it is unlikely that CFIUS will consider Galata a “foreign persons,” the foreign ownership limitations, and the potential impact of CFIUS, may prevent us from consummating the Business Combination with Marti. If Galata were to seek an initial business combination other than the Business Combination, the pool of potential targets with which it could complete an initial business combination may be limited as a result of any such regulatory restriction. Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete an initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, this will cause you to lose any potential investment opportunity in Marti and the chance of realizing future gains on your investment through any price appreciation in the combined company, and Galata’s Warrants will expire worthless.
The process of taking a company public by means of a business combination with a special purpose acquisition company (“SPAC”) is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors.
An underwritten offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of providing that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the company’s business, financial condition and results of operations. Going public via a business combination with a SPAC does not involve any underwriters and does not generally necessitate the level of review required to establish a “due diligence” defense as would be customary on an underwritten offering.
In addition, going public via a business combination with a SPAC does not involve a book-building process as is the case in an underwritten public offering. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a SPAC transaction, the value of the company is primarily established by means of negotiations between the target company and the SPAC. The process of establishing the value of a company in a SPAC business combination may be less effective than the book-building process in an underwritten public offering and also does not reflect events that may have occurred between the date of the Business Combination Agreement and the closing of the transaction. In addition, underwritten public offerings are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is often no such book of demand built up in connection with SPAC transaction and no underwriters with the responsibility of stabilizing the share price which may result in the share price being harder to sustain after the consummation of the Business Combination.
If third parties bring claims against Galata, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by Galata’s shareholders may be less than $10.00 per share.
Galata’s placing of funds in the Trust Account may not protect those funds from third-party claims against Galata. Although Galata will seek to have all of its vendors, service providers (other than its independent registered public accounting firm), prospective target businesses and other entities with which Galata does business execute agreements with Galata waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Galata’s public shareholders, such parties may not execute such agreements, or even if they execute such agreements, they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Galata’s assets, including the funds held in the Trust Account. Although no third parties have refused to execute an agreement waiving such claims to the monies held in the Trust Account to date, if any third party refuses to execute such an agreement in the future, Galata’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if Galata’s management believes that such third party’s engagement would be significantly more beneficial to Galata than any alternative.
Examples of possible instances where Galata may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by Galata’s management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where Galata’s management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Galata and will not seek recourse against the Trust Account for any reason. Upon redemption of Galata’s public shares, if Galata is unable to complete the Initial Business Combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the Initial Business Combination, Galata will be required to provide for payment of claims of creditors that were not waived that may be brought against Galata within the ten years following redemption. Accordingly, the per-share redemption amount received by Galata’s public shareholders could be less than the $10.00 per public share initially held in the Trust Account, due to claims of such creditors. The Sponsor has agreed that it will be liable to Galata if and to the extent any claims by a third party (other than Galata’s independent registered public accounting firm) for services rendered or products sold to Galata, or a prospective target business with which Galata has entered into a letter of intent, confidentiality or other similar agreement, reduce the amount of funds in the Trust Account to below the lesser of (a) $10.00 per public share and (b) the actual amount per Galata public share held in the Trust Account, if less than $10.00 per Galata share due to reductions in the value of the trust assets as of the date of the liquidation of the Trust Account, in each case including interest earned on the funds held in the Trust Account and not previously released to Galata to pay its taxes, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Galata’s indemnity of the underwriter of its Initial Public Offering against certain liabilities, including liabilities under the Securities Act. However, Galata has not asked the Sponsor to reserve for such indemnification obligations, nor has Galata independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and it believes that the Sponsor’s only assets are securities of Galata. Therefore, Galata cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available to Galata for the Initial Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, Galata may not be able to complete the Initial Business Combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of Galata’s officers or directors will indemnify Galata for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Galata’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Galata’s public shareholders.
In the event that the proceeds in the Trust Account are reduced below the lesser of (a) $10.00 per public share and (b) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, in each case including interest earned on the funds held in the Trust Account and not previously released to Galata to pay its taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Galata’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.
While Galata currently expects that its independent directors would take legal action on Galata’s behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that Galata’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If Galata’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Galata’s public shareholders may be reduced below $10.00 per share.
Galata may not have sufficient funds to satisfy indemnification claims of its directors and officers.
Galata has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, Galata’s officers and directors have agreed, and any persons who may become officers or directors of Galata prior to the Initial Business Combination will agree, to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by Galata only if (a) Galata has sufficient funds outside of the Trust Account or (b) Galata consummates the Initial Business Combination. Galata’s obligation to indemnify its officers and directors may discourage Galata shareholders from bringing a lawsuit against Galata’s officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Galata’s officers and directors, even though such an action, if successful, might otherwise benefit Galata and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent Galata pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.
If, after Galata distributes the proceeds in the Trust Account to Galata’s public shareholders, Galata files a bankruptcy petition or an involuntary bankruptcy petition is filed against Galata that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of the Galata Board may be viewed as having breached their fiduciary duties to Galata’s creditors, thereby exposing the members of the Galata Board and Galata to claims of punitive damages.
If, after Galata distributes the proceeds in the Trust Account to Galata’s public shareholders, Galata files a bankruptcy petition or an involuntary bankruptcy petition is filed against Galata that is not dismissed, any distributions received by Galata’s shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by Galata’s shareholders. In addition, the Galata Board may be viewed as having breached its fiduciary duty to Galata’s creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors.
If, before distributing the proceeds in the Trust Account to Galata’s public shareholders, Galata files a bankruptcy petition or an involuntary bankruptcy petition is filed against Galata that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Galata’s shareholders and the per-share amount that would otherwise be received by Galata’s shareholders in connection with Galata’s liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to Galata’s public shareholders, Galata files a bankruptcy petition or an involuntary bankruptcy petition is filed against Galata that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Galata’s bankruptcy estate and subject to the claims of third parties with priority over the claims of

Galata’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by Galata’s shareholders in connection with Galata’s liquidation may be reduced.
Even if Galata consummates the Business Combination, there is no guarantee that the Public Warrants will be in the money at the time they become exercisable, and they may expire worthless.
The exercise price for Galata’s Warrants is $11.50 per Class A Ordinary Share. There is no guarantee that the Public Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, they may expire worthless. As of           , Class A Ordinary Shares were trading at $      per share and the Public Warrants were           the money.
Galata may amend the terms of its Public Warrants in a manner that may be adverse to holders of Public Warrants with the approval by the holders of at least 50% of the then-outstanding Public Warrants. As a result, the exercise price of the Public Warrants could be increased, the exercise period could be shortened and the number of Class A Ordinary Shares purchasable upon exercise of a Public Warrant could be decreased, all without a holder’s approval.
The Public Warrants were issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, Galata may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding Public Warrants approve of such amendment. Although Galata’s ability to amend the terms of the Public Warrants with the consent of at least 50% of the then-outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Public Warrants, convert the Public Warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of Class A Ordinary Shares purchasable upon exercise of a Public Warrant.
Galata may redeem unexpired Galata Warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless.
Subject to the terms of the Warrant Agreement, Galata has the ability to redeem its outstanding warrants by delivering the warrants, an election to purchase the underlying Class A Ordinary Shares, and the purchase price of the warrants to the warrant agent at any time after the warrants become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which Galata gives proper notice of such redemption and provided certain other conditions are met. Shares of the Class A Ordinary Shares have never traded above $18.00 per share. If and when the warrants become redeemable by Galata, Galata may exercise its redemption right even if Galata is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to (a) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (b) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants, or (c) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the Private Placement Warrants will be redeemable by Galata for cash so long as they are held by the Sponsor or its permitted transferees.
In addition, Galata may redeem your warrants after they become exercisable for a number of Class A Ordinary Shares determined based on the redemption date and the fair market value of the Class A Ordinary Shares. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of the Class A Ordinary Shares had your warrants remained outstanding.
We have no obligation to notify holders of the warrants that they have become eligible for redemption. In the event Galata elects to redeem the warrants, it shall fix a date for the redemption and, pursuant to the terms of the Warrant Agreement, mail a notice of redemption by first class mail not less than 30 days prior to the redemption date to the registered holders of the warrants. Although not required by the Warrant Agreement, Galata intends to publicly announce via press release any election to redeem the warrants. Under the terms of the Warrant Areement, the warrants may be exercised for cash at any time after notice of redemption shall have been given by Galata.
Because certain of the Class A Ordinary Shares and Public Warrants currently trade as Galata Units consisting of one Class A Ordinary Share and one-half of one warrant, the Galata Units may be worth less than units of other blank check companies.
Each Galata Unit contains one-half of one warrant. Pursuant to the Warrant Agreement, no fractional warrants will be issued upon separation of the Galata Units, and only whole warrants will trade. This is different from other blank check companies similar to Galata whose units include one share of common stock and one warrant to purchase one whole share. This unit structure may cause the Galata Units to be worth less than if each included a warrant to purchase one whole share. Galata has established the components of the Galata Units in this way in order to reduce the dilutive effect of the warrants upon completion of the Initial Business Combination since the warrants will be exercisable in the aggregate for one-half of the number of shares compared to units that each contain a whole warrant to purchase one share, thus making Galata a more attractive merger partner for target businesses. Nevertheless, this unit structure may cause the Galata Units to be worth less than if they included a warrant to purchase one whole share.
Galata may issue a substantial number of additional Class A Ordinary Shares or Preference Shares to complete the Business Combination or under an employee incentive plan after completion of the Business Combination. Any such issuances would dilute the interest of Galata’s shareholders and likely present other risks.
Galata may issue additional Class A Ordinary Shares or Preference Shares to complete the Business Combination or under an employee incentive plan after completion of the Business Combination.
The issuance of additional Class A Ordinary Shares or Preference Shares:
•
may significantly dilute the equity interests of Galata’s investors;

•
may subordinate the rights of holders of Class A Ordinary Shares if Preference Shares are issued with rights senior to those afforded the Class A Ordinary Shares;

•
could cause a change in control if a substantial number of Class A Ordinary Shares are issued, which may affect, among other things, Galata’s ability to use its net operating loss carry forwards, if any, and could result in the resignation or removal of Galata’s present officers and directors; and

The NYSE American may delist New Marti’s securities from trading on its exchange, which could limit investors’ ability to make transactions in New Marti’s securities and subject New Marti to additional trading restrictions.
The Class A Ordinary Shares and Public Warrants are currently listed on the NYSE American and, upon approval by the NYSE American, will continue to be listed on the NYSE American upon consummation of the Business Combination. New Marti’s continued eligibility for listing may depend on, among other things, the number of public shares that are redeemed or the number of public shareholders. There can be no assurance that New Marti will be able to comply with the continued listing standards of the NYSE American following the Business Combination. If the NYSE American delists New Marti’s securities from trading on its exchange and New Marti is not able to list its securities on another national securities exchange, New Marti expects that its securities could be quoted on an over-the-counter market. If this were to occur, New Marti could face significant material adverse consequences, including:
•
a limited availability of market quotations for its securities;

•
reduced liquidity for its securities;

•
a determination that the Class A Ordinary Shares are a “penny stock” which will require brokers trading in the Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New Marti’s securities;

•
a limited amount of news and analyst coverage; and

•
a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because the Galata Units, Class A Ordinary Shares and Public Warrants are listed on the NYSE American, the Galata Units, Class A Ordinary Shares and Public Warrants qualify as covered securities. Although the states are preempted from regulating the sale of Galata’s securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While Galata is not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the state of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if Galata were no longer listed on the NYSE American, its securities would not be covered securities and Galata would be subject to regulation in each state in which Galata offers its securities.
Galata cannot assure you that its diligence review has identified all material risks associated with the Business Combination, and you may be less protected as an investor from any material issues with respect to New Marti’s business, including any material omissions or misstatements contained in the registration statement or proxy statement/prospectus relating to the Business Combination than an investor in an initial public offering.
Before entering into the Business Combination Agreement, Galata performed a due diligence review of Marti and its business and operations; however, Galata cannot assure you that its due diligence review identified all material issues, and certain unexpected risks may arise and previously known risks may materialize in a manner not consistent with Galata’s preliminary risk analysis. Additionally, the scope of due diligence Galata conducted in conjunction with the Business Combination may be different than would typically be conducted in the event Marti pursued an underwritten initial public offering. In a typical initial public offering, the underwriters of the offering conduct due diligence on the company to be taken public and, following the offering, the underwriters are subject to liability to private investors for any material misstatements or omissions in the registration statement related to such offering. While potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any of these material misstatements or omissions, there are no underwriters of the Class A Ordinary Shares that will be issued pursuant to the registration statement of which this proxy statement/prospectus forms a part, and thus no corresponding right of action is available to investors in the Business Combination for any material misstatements or omissions in the registration statement or this proxy statement/prospectus. Therefore, as an investor in the Business Combination, you may be exposed to future losses, impairment charges, write-downs, write-offs, or other charges that could have a significant negative effect on New Marti’s financial condition and results of operations and the share price of its securities, which could cause you to lose some or all of your investment without certain recourse against any underwriter that may be available in an underwritten public offering.
A significant portion of Galata’s total outstanding shares may not be immediately resold but may be sold into the market in the near future. This could cause the market price of the Class A Ordinary Shares to drop significantly, even if Galata’s business is doing well.
Sales of a substantial number of Class A Ordinary Shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of the Class A Ordinary Shares. After the Business Combination (and assuming no redemptions by Galata’s public shareholders of its public shares), the Founder Shareholders will hold approximately 5.71% of the Class A Ordinary Shares, including the 3,578,750 Class A Ordinary

Shares into which the Founder Shares will convert (or 7.40% or 6.44% of the Class A Ordinary Shares, assuming a maximum redemption and 50% redemption, respectively, by Galata’s public shareholders of Galata’s public shares).
Further, pursuant to the PIPE Subscription Agreements, Galata agreed that, within 30 calendar days after the consummation of the Business Combination, New Marti will file with the SEC (at New Marti’s sole cost and expense) a registration statement registering the resale of the Class A Ordinary Shares underlying the Convertible Notes, and New Marti will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof. The sale of shares under the this registration statement is likely to have an adverse effect on the trading price of the Class A Ordinary Shares.
Additionally, pursuant to the Investor Rights Agreement, New Marti will agree that, within 20 business days after the Closing, New Marti will file with the SEC (at New Marti’s sole cost and expense) the Resale Registration Statement, and New Marti will use its commercially reasonable efforts to have the Resale Registration Statement become effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the Marti Founders, the Sponsor and Holders can demand up to three underwritten offerings and they will be entitled to customary piggyback registration rights.
Further, New Marti will likely register for resale shares subject to the converted Marti Options and shares under the New Marti Incentive Plan.
For more information about the Investor Rights Agreement and PIPE Subscription Agreements, see the subsection titled “The Business Combination — Related Agreements — Investor Rights Agreement” and “The Business Combination — Related Agreements — Subscription Agreements.”
If the Business Combination’s benefits do not meet the expectations of investors, shareholders or financial analysts, the market price of Galata’s securities may decline.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Galata’s securities prior to the Closing may decline. The market values of Galata’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus or the date on which Galata’s shareholders vote on the Business Combination.
In addition, following the Business Combination, fluctuations in the price of New Marti’s securities could contribute to the loss of all or part of your investment in such securities. Accordingly, the valuation ascribed to the Class A Ordinary Shares in the Business Combination may not be indicative of the price of New Marti’s securities that will prevail in the trading market following the Business Combination. If an active market for New Marti’s securities develops and continues, the trading price of New Marti’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which will be beyond New Marti’s control. Any of the factors listed below could have a material adverse effect on your investment in New Marti’s securities and New Marti’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of New Marti’s securities may not recover and may experience a further decline.
Factors affecting the trading price of New Marti’s securities following the Business Combination may include:
•
actual or anticipated fluctuations in New Marti’s quarterly financial results or the quarterly financial results of companies perceived to be similar to New Marti;

•
changes in the market’s expectations about New Marti’s operating results;

•
the performance of competitors;

•
the announcement of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•
New Marti’s operating results failing to meet the expectation of securities analysts or investors in a particular period, which could result in changes in financial estimates and recommendations by securities analysts concerning New Marti or the market in general;

•
operating and stock price performance of other companies that investors deem comparable to New Marti;

•
New Marti’s ability to market new and enhanced products and technologies on a timely basis;

•
changes in laws and regulations affecting New Marti’s business;

•
New Marti’s ability to meet compliance requirements;

•
commencement of, or involvement in, or the outcomes of, litigation involving New Marti;

•
increased labor costs;

•
the timing and magnitude of investments in the business;

•
changes in New Marti’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•
the volume of Class A Ordinary Shares available for public sale;

•
any major change in the New Marti Board or New Marti’s management;

•
sales of substantial amounts of Class A Ordinary Shares by New Marti’s directors, executive officers or significant shareholders or the perception that such sales could occur; and

•
general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities either before or after the consummation of the Business Combination irrespective of our operating performance. The stock market in general and the NYSE American have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to New Marti following the Business Combination could depress New Marti’s share price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of New Marti’s securities also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future.
The Galata Warrants and Founder Shares may have an adverse effect on the market price of the Class A Ordinary Shares and make it more difficult to effectuate the Business Combination.
Galata issued warrants to purchase 7,187,500 Class A Ordinary Shares as part of the Galata Units. Galata also issued 7,250,000 Private Placement Warrants, each exercisable to purchase one Class A Ordinary Share at $11.50 per share.
Galata Founder Shareholders currently own an aggregate of 3,593,750 Founder Shares. The Founder Shares are convertible into Class A Ordinary Shares on a one-for-one basis, subject to adjustment for share splits, share dividends, reorganizations, recapitalizations and the like and subject to further adjustment as set forth herein. In addition, if the Sponsor makes any working capital loans, it may convert those loans into up to an additional 1,500,000 Private Placement Warrants, at the price of $1.00 per warrant. Any issuance of a substantial number of additional Class A Ordinary Shares upon exercise of these warrants and conversion rights will increase the number of issued and outstanding Class A Ordinary Shares and reduce the value of the Class A Ordinary Shares issued to complete the Business Combination. Therefore, the Galata Warrants and Founder Shares may make it more difficult to effectuate the Business Combination or increase the cost of acquiring Marti.
Barclays was to be compensated as a financial and capital markets advisor to Marti in connection with the Business Combination. Barclays, gratuitously and without any consideration from Galata or Marti, waived such compensation and disclaimed any responsibility for this proxy statement/prospectus.
In light of the recent rule proposals by the SEC relating to SPACs, which rules, if enacted, could have potentially rendered the continuation of the engagement of Barclays as a financial and capital markets advisor in connection with the Business Combination impracticable in terms of costs and timing, in June 2022, representatives from Barclays disclosed to Marti that Barclays intended to resign. On June 22, 2022, Barclays delivered to Marti a notice of resignation of its role as financial and capital markets advisor to Marti in connection with the Business Combination and waived all rights to fees and reimbursement of expenses in connection with the Business Combination.
Barclays did not provide specific reasons for its resignation and there is no dispute among any of Marti, Galata and Barclays with respect to Barclays’ services, Barclays’ resignation, or the registration statement of which this proxy statement/prospectus forms a part. It is the understanding of Marti, from conversations with other market participants, as well as the ongoing experience of their legal counsel in SPAC transactions, that a number of advisory firms, including Barclays, are generally seeking to withdraw from pending de-SPAC transactions due to the recent rule proposals by the SEC, which could impact the circumstances under which a wide range of participants in SPAC transactions are subject to underwriter liability in SPAC transactions, including de-SPACs.
This understanding is also informed by reviewing filings of registrants engaged in similar de-SPAC transactions since the rule proposals were released. Therefore, Marti views the termination of Barclays’ engagement, and Barclays’ fee waiver, as part of a broader response to the proposed rules rather than as a reaction to a particular concern about the Business Combination. The services provided by Barclays under its engagement as Barclays’ financial and capital markets advisor in connection with the Business Combination consisted primarily of conducting financial and business diligence of Marti, monitoring SPAC PIPE market conditions and investor sentiment, reaching out to existing shareholders to gather feedback on the proposed Business Combination, and providing publicly available industry and market data and other information to Marti management which was used by Marti to, among other things, evaluate the structure and valuation in the proposed Business Combination and prepare the investor deck. Other than this market outreach, compilation of public information and being provided the opportunity to review this registration statement, Barclays was not involved in the preparation or review of any materials reviewed by the Marti Board or management as part of its services to Marti or in the preparation of any disclosure that is included in this registration statement or any material underlying disclosure in the registration statement.
Barclays was not responsible for the preparation of any disclosure that is included in this proxy statement/prospectus, or any materials underlying such disclosure. Barclays was not expected to play a role in the Closing. Accordingly, neither Marti or Galata believes that Barclays’ resignation and waiver of fees will impact the consummation of the Business Combination. Nonetheless, it is possible that Barclays’ resignation and waiver of fees may adversely affect market perception of the Business Combination generally. If market perception of the Business Combination is negatively impacted, an increased number of stockholders may vote against the Business Combination or seek to redeem their Class A Ordinary Shares for cash, which could potentially impact Galata’s ability to consummate the Business Combination. Accordingly, shareholders should not place any reliance on the fact that Barclays was previously involved with any aspect of the Business Combination described in this proxy statement/prospectus.
The termination of Barclays’ engagement as financial and capital markets advisor to Marti may indicate that Barclays is unwilling to be associated with the disclosure in this proxy statement/prospectus or the underlying business or financial analysis related to the Business Combination. Marti has asked Barclays to confirm whether it agrees with the disclosure regarding the termination of the engagement, but Barclays has declined to do so. Accordingly, there can be no assurances that Barclays agrees with such disclosure, and no inference can be drawn to this effect.
If the funds not being held in the trust account are insufficient to allow us to operate for at least the 24 months following the closing of our initial offering, we may be unable to complete our initial business combination.
The funds available to us outside of the trust account may not be sufficient to allow us to operate for at least the 24 months following the closing of the Initial Public Offering, assuming that the Initial Business Combination is not completed during that time. We expect to incur significant costs in pursuit of our acquisition plans. Management’s plans to address this need for capital and potential loans from certain of our affiliates are discussed in the section our prospectus dated July 8, 2021 titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” However, our affiliates are not obligated to make loans to us in the future, and we may not be able to raise additional financing from unaffiliated parties necessary to fund our expenses. Any such event in the future may negatively impact the analysis regarding our ability to continue as a going concern at such time.
We believe that the funds available to us outside of the trust account are sufficient to allow us to operate for at least the 24 months following the closing of our initial offering; however, we cannot assure you that our estimate is accurate. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business. If we are unable to complete an Initial Business Combination within the required time period, our public shareholders may receive only approximately $10.00 per share, or less in certain circumstances, on the liquidation of our trust account, and our warrants will expire worthless. In certain circumstances, our public shareholders may receive less than $10.00 per share on the redemption of their shares. See “— If third parties bring claims against Galata, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by Galata’s shareholders may be less than $10.00 per share” and other risk factors herein.
We have concluded that our disclosure controls and procedures were not effective as of September 30, 2021. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.
As described in “Part II, Item 9A. Controls and Procedures” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, we concluded that our internal control over financial reporting was ineffective as of December 31, 2022 because material weaknesses existed in our internal control over financial reporting.
Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We continue to evaluate steps to improve our internal control over financial reporting. These remediation measures may be time consuming and costly, and there is no assurance that these initiatives will ultimately have the intended effects.
A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. If we identify any material weaknesses in internal control over financial reporting, any such material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.
Risks Related to the Redemption
There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.
Galata can give no assurance as to the price at which a shareholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative Business Combination. Certain events following the consummation of the Business Combination may cause an increase in the price of Class A Ordinary Shares and may result in a lower value realized now than a shareholder might realize in the future had the shareholder redeemed their shares. Similarly, if a shareholder does not redeem their shares, the shareholder will bear the risk of ownership of the Class A Ordinary Shares after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult, and rely solely upon, the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.
If Galata’s shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Class A Ordinary Shares for a pro rata portion of the funds held in the Trust Account.
In order to exercise their redemption rights, holders of public shares are required to submit a request in writing and deliver their shares (either physically or electronically) to Galata’s transfer agent at least two business days prior to the extraordinary general meeting. Shareholders electing to redeem their shares will receive their pro rata portion of the Trust Account, including interest not previously released to us to pay Galata’s taxes, calculated as of two business days prior to the anticipated consummation of the Business Combination. See the subsection titled “Extraordinary General Meeting — Redemption Rights” for additional information on how to exercise your redemption rights.
Shareholders who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline.
Public shareholders who wish to redeem their shares for a pro rata portion of the Trust Account must, among other things, as more fully described in the subsection titled “Extraordinary General Meeting — Redemption Rights,” tender their certificates to Galata’s transfer agent or deliver their shares to the transfer agent electronically through DTC prior to 5:00 p.m., Eastern time, on           , 2022. In order to obtain a physical stock certificate, a shareholder’s broker and/or clearing broker, DTC and Galata’s transfer agent will need to act to facilitate this request. It is Galata’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Galata does not have any control over this process or over the brokers, it may take significantly longer than two weeks to obtain a physical certificate. If it takes longer than anticipated to obtain a physical certificate, shareholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.
In addition, holders of outstanding Galata Units must separate the underlying public shares and Public Warrants prior to exercising redemption rights with respect to the public shares. If you hold Galata Units registered in your own name, you must deliver the certificate for such units or deliver such units electronically to Continental Stock Transfer & Trust Company with written instructions to separate such units into public shares and Public Warrants. This must be completed far enough in advance to permit the mailing of the public share certificates or electronic delivery of the public shares back to you so that you may then exercise your redemption rights with respect to the public shares following the separation of such public shares from the Galata Units.
If a broker, dealer, commercial bank, trust company or other nominee holds your Galata Units, you must instruct such nominee to separate your Galata Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of Galata Units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant Galata Units and a deposit of the corresponding number of public shares and Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights with respect to the public shares following the separation of such public shares from the Galata Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.
If a public shareholder fails to receive notice of Galata’s offer to redeem its public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.
Galata will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite Galata’s compliance with these rules, if a public shareholder fails to receive Galata’s proxy materials, such shareholder may not become aware of the opportunity to redeem its public shares. In addition, the proxy materials that Galata will furnish to holders of its public shares in connection with the Business Combination will describe the various procedures that must be complied with in order to validly redeem public shares. In the event that a shareholder fails to comply with these or any other procedures, its public shares may not be redeemed.
If Galata is unable to consummate the Business Combination or any other Initial Business Combination prior to July 13, 2023, the public shareholders may be forced to wait beyond such date before redemption from the Trust Account.
If Galata is unable to consummate the Business Combination or any other Initial Business Combination prior to July 13, 2023, Galata will (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Galata to pay its taxes (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (c) as promptly as reasonably possible following such redemption, subject to the approval of Galata’s remaining shareholders and the Galata Board, liquidate and dissolve, subject in each case of (b) and (c) above to Galata’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.
Galata is expected to be treated as a U.S. domestic corporation for U.S. federal income tax purposes as a result of the Merger.
Although Galata is incorporated under the laws of the Cayman Islands, it is expected to be treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code as a result of the Merger because the Merger is expected to result in an 80% Inversion (as defined in “Material U.S. Federal Income Tax Considerations” below). Specifically, Galata is expected to be deemed to convert from a non-U.S. corporation to a U.S. corporation in a reorganization described in Section 368(a)(1)(F) of the Code that occurs at the end of the day immediately preceding the Business Combination. Consequently, Galata will be subject to U.S. federal income tax on its worldwide taxable income following the Deemed Domestication. See section titled “Material U.S. Federal Income Tax Considerations — Tax Residency of Galata for U.S. Federal Income Tax Purposes” for a more complete discussion. Additionally, a Non-U.S. Holder (as defined in “Material U.S. Federal Income Tax Considerations” below) may be subject to U.S. federal income withholding taxes on any dividends in respect of such Non-U.S. Holder’s Class A Ordinary Shares subsequent to the Deemed Domestication.
Certain investors may be required to recognize gain for U.S. federal income tax purposes as a result of the Deemed Domestication or subject to U.S. withholding tax.
As discussed more fully under the section “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders,” the Deemed Domestication will, for U.S. federal income tax purposes, constitute a conversion of Galata from a non-U.S. corporation to a U.S. corporation in a reorganization described in Section 368(a)(1)(F) of the Code. Therefore, U.S. Holders (as defined in the section “Material U.S. Federal Income Tax Considerations —”) of Class A Ordinary Shares will be subject to Section 367(b) of the Code and, as a result:
•
Subject to the discussion below concerning passive foreign investment companies (“PFICs”), a U.S. Holder of Class A Ordinary Shares whose ordinary shares have a fair market value of less than $50,000 on the date of the Deemed Domestication and who is not a 10% shareholder (as defined in “Material U.S. Federal Income Tax Considerations” — “U.S. Federal Income Taxation of U.S. Holders” — “Effects of Section 367(b) Resulting from the Deemed Domestication” — “U.S. Holders that Own More than 10 Percent (by Vote or Value) of Galata”) will not recognize any gain or loss and will not be required to include any part of Galata’s earnings in income.

•
Subject to the discussion below concerning PFICs, a U.S. Holder of Class A Ordinary Shares whose ordinary shares have a fair market value of $50,000 or more, but who is not a 10% shareholder will generally recognize gain (but not loss) on the deemed receipt of Class A Ordinary Shares in the Deemed Domestication. As an alternative to recognizing gain as a result of the Deemed Domestication, such U.S. Holder may file an election to include in income, as a dividend, the “all earnings and profits amount” (as defined in the U.S. Treasury Regulations under Section 367 of the Code) attributable to its Class A Ordinary Shares, provided certain other requirements are satisfied.

•
Subject to the discussion below concerning PFICs, a U.S. Holder of Class A Ordinary Shares who on the date of the Deemed Domestication is a 10% shareholder will generally be required to include in income, as a dividend, the “all earnings and profits amount” (as defined in the U.S. Treasury Regulations under Section 367 of the Code) attributable to its Class A Ordinary Shares provided certain other requirements are satisfied.

As discussed further under “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders — PFIC Considerations Regarding the Deemed Domestication” below, Galata believes that it is (and has been) a PFIC for U.S. federal income tax purposes. If Galata is a PFIC, proposed U.S. Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), generally would require a U.S. Holder to recognize gain as a result of the Deemed Domestication unless the U.S. Holder makes (or has made) certain elections discussed further under “Material U.S. Federal Income Tax Considerations —U.S. Federal Income Taxation of U.S. Holders — PFIC Considerations Regarding the Deemed Domestication.”
The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. It is difficult to predict whether such proposed regulations will be finalized and whether, in what form, and as a result, the impact of such proposed regulations is unclear. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Deemed Domestication, see the section titled “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders —  PFIC Considerations Regarding the Deemed Domestication.” Additionally, the Deemed Domestication may cause Non-U.S. Holders to become subject to U.S. federal income withholding taxes on any dividends in respect of such Non-U.S. Holder’s Class A Ordinary Shares paid by New Marti subsequent to the Business Combination.
For a description of the tax consequences for Holders exercising redemption rights in connection with the Business Combination, see the sections entitled “Material U.S. Federal Income Tax Considerations —  U.S. Federal Income Taxation of U.S. Holders — Redemption of Class A Ordinary Shares Prior to the Deemed Domestication” and “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of Non-U.S. Holders — Redemption of Class A Ordinary Shares Prior to the Deemed Domestication.”
The tax consequences of the Deemed Domestication are complex and will depend on a Holder’s particular circumstances. All Holders are strongly urged to consult their tax advisor for a full description and understanding of the tax consequences of the Deemed Domestication, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Deemed Domestication, see the section below titled “Material U.S. Federal Income Tax Considerations.”
A new 1% U.S. federal excise tax could be imposed on us in connection with the redemptions of Class A Ordinary Shares.
The IRA provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded U.S. corporations and certain U.S. subsidiaries of publicly traded non-U.S. corporations. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of Treasury has been given authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of the excise tax. The IRA applies only to repurchases that occur after December 31, 2022.
Because the parties have agreed that any redemption by Galata of a Holder’s Class Ordinary Shares pursuant to the redemption provisions described in the subsection of this proxy statement/prospectus/information statement titled “Extraordinary General Meeting — Redemption Rights” is to occur at least one day prior to the Closing Date and, in any case, before the Deemed Domestication is effective, Galata should not be treated as a U.S. corporation for U.S. federal income tax purposes when the redemption occurs. As a result, it is intended that the redemption of Galata Class A Ordinary Shares should not be subject to the excise tax. However, because the interpretation and application of the excise tax laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that would subject such redemptions to the excise tax.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. For example, statements about the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance and market opportunities of New Marti are forward-looking statements. In some cases, you can identify forward looking statements by terminology such as, or which contain the words “will,” “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend”, “may”, “plan”, “possible”, “predict,” “project,” “seek,” “should,” “target,” “will,” “would” and variations or the negatives of these words or similar expressions. Such forward-looking statements are subject to risks, uncertainties and other factors. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.
These forward-looking statements are based on estimates and assumptions that, while considered reasonable by Galata and its management and Marti and its management, as the case may be, are inherently uncertain and are subject to a number of risks and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Galata’s and Marti’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (2) the outcome of any legal proceedings that may be instituted against Galata, Marti, the combined company or others following the announcement of the proposed business combination; (3) the inability to complete the proposed business combination in a timely manner or at all (including due to the failure to obtain approval of the shareholders of Galata or to satisfy other conditions to closing); (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet and maintain applicable stock exchange listing standards at or following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Marti as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination, including the amount of cash available following any redemptions by Galata shareholders; (9) changes in applicable laws or regulations; (10) the possibility that Marti or the combined company may be adversely affected by other economic, business and/or competitive factors; (11) risks relating to Marti’s operating history and the mobile transportation industry; (12) technological changes; (13) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of Galata, Marti or New Marti; (14) risks associated with doing business in an emerging market; (15) risks relating to Marti’s dependence on and use of certain intellectual property and technology; and (16) other risks and uncertainties set forth in the Registration Statement to be filed by Galata with the SEC in connection with the proposed business combination. The foregoing list of important factors is not exhaustive and you should carefully consider the other risks and uncertainties described in the “Risk Factors” section of Galata’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Galata from time to time with the SEC.
Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by applicable law, neither Galata nor Marti undertakes any duty to update or revise any forward-looking statements whether as a result of new information, new events, future events or circumstances, or otherwise.

EXTRAORDINARY GENERAL MEETING
This proxy statement/prospectus is being provided to Galata’s shareholders as part of a solicitation of proxies by the Galata Board for use at the General Meeting to be held on                 , 2023, and at any adjournment or postponement thereof. This proxy statement/prospectus contains important information regarding the General Meeting, the proposals on which you are being asked to vote and information you may find useful in determining how to vote and voting procedures.
This proxy statement/prospectus is being first mailed on or about                 , 2023 to all shareholders of record of Galata as of                 , 2023, the record date for the General Meeting for Galata’s shareholders that hold their shares in “street name.” For “street name” shareholders, all shareholders of record who owned Class A Ordinary Shares at the close of business on the record date are entitled to receive notice of, attend and vote at the General Meeting. On the record date, there were 14,375,000 Class A Ordinary Shares outstanding. Galata’s shareholders that hold their shares in registered form on the day of the General Meeting are entitled to vote their shares at the General Meeting .
Date, Time and Place of General Meeting
The General Meeting of Galata’s shareholders will be held on                 , 2023 at    a.m., New York City time, at the offices of Willkie, located at 787 Seventh Avenue, New York, New York 10019, and via a live webcast at                 , or at such other time, on such other date and at such other place to which the meeting may be adjourned.
We intend to hold the General Meeting in person as well as virtually, via a live webcast at                 . However, we are sensitive to the public health and travel concerns our shareholders may have and recommendations that public health officials may issue in light of the evolving COVID-19 situation. As a result, we may impose additional procedures or limitations on meeting attendees or may decide to hold the meeting in a different location. We plan to announce any such updates on our proxy website at       , and we encourage you to check this website prior to the meeting if you plan to attend.
To attend the meeting virtually please        and use a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (i.e., those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.
Proposals at the General Meeting
1.
Business Combination Proposal — a proposal to approve, as an ordinary resolution, and adopt the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated thereby, including the Business Combination;

2.
The Organizational Documents Proposal — five separate proposals to approve, by special resolutions, material differences between the Existing Articles of Association and the Proposed Articles of Association, the form of which is attached to this proxy statement/prospectus as Annex G, upon completion of the Business Combination, specifically:

a.
to approve and adopt the Proposed Articles of Association changing the name of the company to “Marti Technologies, Inc.”;

b.
to approve in all respects that upon the Effective Time, the effective change in authorized share capital from (i) the authorized share capital of Galata immediately prior to the Effective Time of $22,100 divided into 200,000,000 Class A Ordinary Shares of a par value of $0.0001 each, 20,000,000 Founder Shares of a par value of $0.0001 each and 1,000,000 Preference Shares of a par value of $0.0001 each, to (ii) the authorized share capital of New Marti of $20,100 divided into 200,000,000 Class A Ordinary Shares of a par value of $0.0001 each and 1,000,000 Preference Shares of a par value of $0.0001 each;

c.
approve in all respects, upon the Effective Time the effective change from a three-class share structure of Galata immediately prior to the Effective Time, comprising Class A Ordinary Shares, Founder Shares and Preference Shares, to a two-class share structure of New Marti, comprised solely of Class A Ordinary Shares and Preference Shares;

d.
to approve in all respects the effective change from the holders of Founder Shares having the power to appoint or remove any director of Galata (prior to the Merger) by ordinary resolution, to the holders of Class A Ordinary Shares having the power to appoint a director of New Marti by resolution of the New Marti shareholders at an annual general meeting under the terms of the Proposed Articles of Association, and remove a director of New Marti from office by special resolution and only for “cause” (as defined in the Proposed Articles of Association); and

e.
to authorize all other changes arising from or in connection with the effective substitution of the Existing Articles of Association, by the Proposed Articles of Association, including the removal of certain provisions relating to Galata’s status as a blank check company that will not be applicable following consummation of the Business Combination;

3.
The NYSE Proposal — a proposal to approve by ordinary resolution, for purposes of complying with applicable listing rules of the New York Stock Exchange, (a) the issuance of up to an aggregate of 54,000,000 Class A Ordinary Shares in connection with the Merger and (b) the issuance and sale of up to an aggregate of 90,909,091 Class A Ordinary Shares, which will be issued upon conversion of the Convertible Notes in connection with the Subscription;

4.
The Incentive Plan Proposal — a proposal to approve by ordinary resolution and adopt the New Marti Incentive Plan and material terms thereunder, a copy of which is attached to this proxy statement/prospectus as Annex H; and

5.
Adjournment Proposal — a proposal to approve, as an ordinary resolution, to adjourn the General Meeting to a later date or dates to the extent reasonable (i) to ensure that any supplement or amendment to this proxy statement/prospectus is provided to Galata’s shareholders, (ii) in order to solicit additional proxies from Galata’s shareholders in favor of the Proposals, or (iii) in order to solicit additional proxies in order to consummate the transactions contemplated by, or for any other reason in connection with, the Business Combination Agreement.

For more information on the Proposals, see the sections titled “Proposal No. 1 — The Business Combination Proposal,” “Proposal No. 2 — The Organizational Documents Proposal,” “Proposal No. 3 — The NYSE Proposal,” “Proposal No. 4 — The Incentive Plan Proposal” and “Proposal No. 5 — The Adjournment Proposal.” For a more complete description of Galata’s reasons for the approval of the Business Combination and the recommendation of the Galata Board, see the subsections titled “The Business Combination — The Galata Board’s Reasons for the Approval of the Business Combination.”
Registering for the General Meeting
Any shareholder wishing to attend the General Meeting virtually should register for the General Meeting by                 , 2023 at       . To register for the General Meeting, please follow these instructions as applicable to the nature of your ownership of Galata shares:
1.
If your shares are registered in your name with Continental Stock Transfer and Trust Company and you wish to attend the online-only meeting, go to                 , enter the 12-digit control number included on your proxy card or notice of the General Meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the General Meeting you will need to log back into the General Meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

2.
Beneficial shareholders (i.e., those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker or other nominee that holds their shares and email a copy (a legible photograph is sufficient) of their legal proxy to

proxy@continentalstock.com. Beneficial shareholders who email a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the General Meeting. After contacting Continental Stock Transfer and Trust Company, a beneficial holder will receive an email prior to the General Meeting with a link and instructions for entering the virtual meeting. Beneficial shareholders should contact Continental Stock Transfer and Trust Company at least five (5) business days prior to the General Meeting date in order to ensure access.
THE GALATA BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THESE PROPOSALS
Voting Power; Record Date
As a shareholder of Galata, you have a right to vote on certain matters affecting Galata. The proposals that will be presented at the General Meeting and upon which you are being asked to vote are summarized above and fully set forth in this proxy statement/prospectus. If you are a shareholder that holds your shares in “street name,” you will be entitled to vote or direct votes to be cast at the General Meeting if you owned Galata Shares at the close of business on                 , 2023 which is the record date for the General Meeting. You are entitled to one (1) vote for each Galata Share that you owned as of the close of business on the record date. If your shares are held in “street name” through a bank, broker or other nominee, or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 17,968,750 Galata Shares outstanding, of which 14,375,000 are Class A Ordinary Shares and 3,593,750 are Founder Shares held by the Galata Founder Shareholders (including Founder Shares transferred by the Sponsor in the amount of 15,000 Founder Shares to Gala Investments, LLC). Galata’s shareholders that hold their shares in registered form are entitled to one (1) vote on each proposal presented at the General Meeting for each Galata Share held on the record date of the General Meeting.
Vote of the Galata Founder Shareholders
The Galata Founder Shareholders have agreed to vote their respective Founder Shares (together with any other equity securities of Galata owned by them) in favor of the Business Combination and the other Proposals.
The Galata Founder Shareholders have waived any redemption rights, including with respect to Class A Ordinary Shares purchased in the Initial Public Offering or in the aftermarket, in connection with the Business Combination. The Founder Shares held by the Galata Founder Shareholders have no redemption rights upon Galata’s liquidation and will be worthless if Galata does not affect the Initial Business Combination by July 13, 2023. However, the Galata Founder Shareholders are entitled to redemption rights upon Galata’s liquidation with respect to any Class A Ordinary Shares they may own.
Quorum and Required Vote for Proposals for the General Meeting
A quorum of Galata’s shareholders is necessary to hold a valid meeting. A quorum will be present at the General Meeting if holders of one-third of all the shares entitled to vote thereat attend in person, online or by proxy. Abstentions will count as present for the purposes of establishing a quorum.
The approval of each of the Business Combination Proposal, the Organizational Documents Proposal, the NYSE Proposal, the Incentive Plan Proposal and the Adjournment Proposal are being proposed as an ordinary resolution, being the affirmative vote (in person, online or by proxy) of the holders of a majority of the Class A Ordinary Shares and Founder Shares entitled to vote and actually casting votes thereon at the General Meeting, voting as a single class. Approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, for each of the five separate proposals, being the affirmative vote (in person, online or by proxy) of the holders of a majority of at least two-thirds of the Class A Ordinary Shares and Founder Shares entitled to vote and actually casting votes thereon at the general meeting, voting as a single class. Accordingly, a shareholder’s failure to vote in person, online or by proxy at the General Meeting will have no effect on the outcome of the vote on any of the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the General Meeting.

The Closing is conditioned on the approval of the Condition Precedent Proposals at the General Meeting. Each of the Condition Precedent Proposals is cross-conditioned on each of the other Condition Precedent Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.
Recommendation to Galata’s Shareholders
The Galata Board believes that each of the Business Combination Proposal, the Organizational Documents Proposal, the NYSE Proposal, the Incentive Plan Proposal and the Adjournment Proposal (if presented at the General Meeting) to be presented at the General Meeting is in the best interests of Galata and its shareholders and recommends that its shareholders vote “FOR” each of the proposals.
When you consider the recommendation of the Galata Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and certain members of the Galata Board and officers of Galata have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a shareholder. Shareholders should take these interests into account in deciding whether to approve the proposals presented at the General Meeting, including the Business Combination Proposal. These interests include, among other things:
•
the fact that the Sponsor paid an aggregate of $7,250,000 for Private Placement Warrants that would expire worthless if the Business Combination is not consummated;

•
the fact that the Galata Founder Shareholders have agreed, for no consideration, not to redeem any Galata Shares held by them in connection with a shareholder vote to approve the Business Combination;

•
the fact that the Sponsor paid an aggregate of $25,000 for its 3,593,750 Founder Shares, including 15,000 Founder Shares which were subsequently transferred to Gala Investments, which is controlled by Andrew Stewart, one of Galata’s advisors, and that such securities will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $      , based on the closing price of the Class A Ordinary Shares of $      per share on       , 2023;

•
the fact that the Galata Founder Shareholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Galata fails to complete the Initial Business Combination by July 13, 2023;

•
if the Trust Account is liquidated, including in the event Galata is unable to complete the Initial Business Combination within the required time period, the Sponsor has agreed to indemnify Galata to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser amount per public share as is in the Trust Account on the liquidation date, by the claims of (a) any vendor or other person who is owed money by Galata for services rendered, or products sold to, or contracted for Galata or (b) a prospective target business with which Galata has entered into an acquisition agreement, but only if such a vendor or other person or target business has not executed a waiver of all rights to seek access to the Trust Account;

•
the fact that the Sponsor and Galata’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•
the fact that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other Galata shareholders experience a negative rate of return in the post-business combination company;

•
the fact that after the completion of the Business Combination, directors or members of Galata’s management team who remain with New Marti may receive equity grants under the New Marti Incentive Plan;

•
the fact that Daniel Freifeld, who is an officer and director of Galata, has indirectly through his affiliate, Farragut, agreed to subscribe for the Farragut Pre-Fund Notes at an aggregate purchase price of at least $15,000,000, which will convert into Convertible Notes at Closing;

•
the fact that Callaway, which is an affiliate of Daniel Freifeld, or its designee has the option (but not the obligation) to subscribe for up to $40,000,000 aggregate principal amount of Convertible Notes during the period beginning on the Closing Date and ending on the one year anniversary of the Closing Date;

•
the fact that, although there are no such unreimbursed expenses as of March 31, 2023, the Sponsor and Galata’s officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on Galata’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations;

•
the fact that, although there is no amount outstanding on such promissory note as of March 31, 2023, the Sponsor issued an unsecured promissory note to the Company, pursuant to which the Company could borrow up to an aggregate principal amount of $250,000 to cover Initial Public Offering-related and organizational expenses;

•
the fact that, although there are no such loans outstanding as of March 31, 2023, the Sponsor or an affiliate of the Sponsor, or certain of Galata’s officers and directors may, but are not obligated to, make working capital loans to the Company that may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, converted upon completion of a Business Combination into up to 1,500,000 warrants at a price of $1.00 per warrant;

•
the fact that the Sponsor will lose its entire investment in Galata if the Initial Business Combination is not completed;

•
the fact that Daniel Freifeld indirectly controls the Sponsor, which currently holds more than 5% interest in Galata; and

•
the fact that Daniel Freifeld will be appointed to the New Marti Board following the Closing.

Broker Non-Votes and Abstentions
Broker non-votes and abstentions are considered present for the purposes of establishing a quorum, but will have no effect on the Business Combination Proposal, the Organizational Documents Proposal, the NYSE Proposal, the Incentive Plan Proposal and the Adjournment Proposal.
In general, if your shares are held in “street name” and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters.
None of the proposals at the General Meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any proposal to be voted on at the General Meeting.
Voting Your Shares — Shareholders of Record
If you hold your shares in “street name” and are a Galata shareholder of record, you may vote by mail or in person at the General Meeting. Each Galata Share that you own in your name entitles you to one (1) vote on each of the proposals for the General Meeting. Your one (1) or more proxy cards show the number of Cohn Robbins Ordinary Shares that you own.
Voting by Mail.   You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing the proxy card and returning it in the enclosed pre-paid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the General Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the General Meeting so that your shares will be voted if you are unable to attend the General Meeting. If you receive more than one (1) proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the General Meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your Galata Shares will be voted as recommended by the Galata Board. The Galata Board recommends voting “FOR” the Business Combination Proposal, “FOR” the Organizational Documents Proposal, “FOR” the NYSE Proposal, “FOR” the Incentive Plan Proposal and “FOR” the Adjournment Proposal (if presented to the General Meeting). Votes submitted by mail must be received by           a.m., New York City time, on                 , 2023.
Voting in Person at the Meeting.   If you attend the General Meeting and plan to vote in person, you will be provided with a ballot at the General Meeting. If your shares are registered directly in your name, you are considered the shareholder of record and you have the right to vote in person at the General Meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the General Meeting and vote in person, you will need to bring to the General Meeting a legal proxy from your broker, bank or nominee authorizing you to vote these shares. That is the only way Galata can be sure that the broker, bank or nominee has not already voted your Galata Shares.
Voting Virtually at the Meeting
If your shares are registered in your name with Continental Stock Transfer and Trust Company and you attend the General Meeting and plan to vote virtually, you must visit                 , enter the
12‑digit control number included on your proxy card or notice of the General Meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the General Meeting you will need to log back into the General Meeting site using your control number. Pre-registration is recommended but is not required in order to attend.
Voting Your Shares — Beneficial Owners
If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the shareholder of record for purposes of voting at the General Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. As a beneficial owner, if you wish to vote at the General Meeting, you will need to bring to the General Meeting a legal proxy from your broker, bank or other nominee authorizing you to vote those shares. See “— Attending the General Meeting” below for more details.
Attending the General Meeting
Only Galata’s shareholders on the record date (if the shares are held in “street name”) or their legal proxy holders may attend the General Meeting. To be admitted to the General Meeting, you will need a form of photo identification and valid proof of ownership of Galata Shares or a valid legal proxy. If you have a legal proxy from a shareholder of record, you must bring a form of photo identification and the legal proxy to the General Meeting. If you have a legal proxy from a “street name” shareholder, you must bring a form of photo identification, a legal proxy from the record holder (that is, the bank, broker or other holder of record) to the “street name” shareholder that is assignable, and the legal proxy from the “street name” shareholder to you. Shareholders may appoint only one (1) proxy holder to attend on their behalf. Shareholders that hold their shares in registered form on the record date of the General Meeting are entitled to attend and vote at the General Meeting.
Beneficial shareholders (i.e., those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and email a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who email a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the virtual meeting. After contacting Continental Stock Transfer &

Trust Company, a beneficial holder will receive an email prior to the General Meeting with a link and instructions for entering the virtual meeting. Beneficial shareholders should contact Continental Stock Transfer & Trust Company at least five (5) business days prior to the General Meeting date in order to ensure access.
Revoking Your Proxy
If you give a proxy, you may revoke it at any time before the General Meeting or at the General Meeting by doing any one of the following:
1.
you may send another proxy card with a later date;

2.
you may notify Galata’s Secretary in writing before the General Meeting that you have revoked your proxy; or

3.
you may attend the General Meeting, revoke your proxy, and vote in person (including by virtual means), as indicated above.

No Additional Matters
The General Meeting has been called to consider only the approval of the Business Combination Proposal, the Organizational Documents Proposal, the NYSE Proposal, the Incentive Plan Proposal and the Adjournment Proposal. Under the Existing Articles of Association, other than procedural matters incident to the conduct of the General Meeting, no other matters may be considered at the General Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the General Meeting
Who Can Answer Your Questions About Voting
If you have any questions about how to vote or direct a vote in respect of your Class A Ordinary Shares, you may call                 , Galata’s proxy solicitor, at                 (toll free), or banks and brokerage firms, please call collect at                 .
Redemption Rights
Pursuant to the Existing Articles of Association, a public shareholder may request that Galata redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:
(a)   hold public shares or, if you hold public shares through Galata Units, you elect to separate your Galata Units into the underlying public shares and Public Warrants prior to exercising your redemption rights with respect to the public shares;
(b)   submit a written request to Continental Stock Transfer & Trust Company, Galata’s transfer agent, in which you (i) request that Galata redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and
(c)   deliver your public shares to Continental Stock Transfer & Trust Company, Galata’s transfer agent, physically or electronically through DTC.
Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern time, on                 , 2023 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.
Holders of Galata Units must elect to separate the Galata Units into the underlying public shares and Public Warrants prior to exercising redemption rights with respect to the public shares. If public shareholders hold their Galata Units in an account at a brokerage firm or bank, such public shareholders must notify their broker or bank that they elect to separate the Galata Units into the underlying public shares and Public Warrants. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of Galata Units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of the corresponding number of public shares and Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights with respect to the public shares following the separation of such public shares from the Galata Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights. If a holder holds Galata Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, Galata’s transfer agent, directly and instruct it to do so.
The redemption rights include the requirement that a holder must identify itself to Galata in order to validly redeem its shares. Public shareholders (other than the initial shareholders) may elect to exercise their redemption rights with respect to their public shares even if they vote “FOR” the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its redemption right with respect to all or a portion of the public shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, Galata will redeem the related Class A Ordinary Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of March 31, 2023, this would have amounted to approximately $10.26 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will not own public shares following the redemption. The applicable Class A Ordinary Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account immediately after consummation of the Business Combination.
Prior to exercising redemption rights, shareholders should verify the market price of the Class A Ordinary Shares as they may receive higher proceeds from the sale of their Class A Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Galata cannot assure you that you will be able to sell the Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the Class A Ordinary Shares when you wish to sell your shares.
If you exercise your applicable redemption rights, the Class A Ordinary Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, New Marti’s future growth following the Business Combination, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.
If the Business Combination is not approved and Galata does not consummate the Initial Business Combination within the 24 months following the Initial Public Offering (the “Combination Period”), it will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to the public shareholders and the Public Warrants will expire worthless.

THE BUSINESS COMBINATION
Structure of the Business Combination
On July 29, 2022, Galata, Merger Sub and Marti entered into the Business Combination Agreement, pursuant to which, on the Closing Date, Merger Sub will merge with and into Marti, with Marti surviving the Merger as a direct wholly owned subsidiary of New Marti.
No later than three business days following the satisfaction or waiver of the conditions set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), the Merger will be consummated by the filing of a certificate of merger with the Secretary of State of the State of Delaware, and the parties will hold the Closing immediately prior to such filing of the certificate of merger with respect to the Merger on the Closing Date. For the avoidance of doubt, on the Closing Date, the Subscription will be consummated prior to the Merger and the Effective Time.
For more information about the transactions contemplated in the Business Combination Agreement, please see the section titled “The Business Combination Agreement and Related Agreements.” The Business Combination Agreement is incorporated by reference into this proxy statement/prospectus, a copy of which is attached to this proxy statement/prospectus as Annex A.
Organizational Structure
The following diagram illustrates the organizational structure of Galata and Marti immediately prior to the Business Combination:
Galata
Marti

The following diagram illustrates the structure of New Marti immediately following the Business Combination:

Public shareholders
Sponsor
Class A Ordinary Shares + Galata Warrants
Class A Ordinary Shares + Galata Warrants
Marti shareholders
PIPE Investors
Class A Ordinary Shares
Class A Ordinary Shares(1)
New Marti (Cayman)
Marti Technologies Inc. (Delaware)
Marti Ileri Teknoloji A.S. (Turkey)

(1)
Class A Ordinary Shares will be issued upon conversion of the Convertible Notes in connection with the Subscription.

Conversion of Securities
On the date prior to the Closing Date, each then issued and outstanding share of Marti Preferred Stock will convert automatically into a number of shares of Marti Common Stock at the then-effective conversion rate in accordance with the terms of the Marti Charter. On the Closing Date of the Merger immediately before the Effective Time, in accordance with the Existing Articles of Association, each then outstanding Founder Share shall be converted, on a one-for-one basis, into a Class A Ordinary Share.
At the Effective Time, by virtue of the Merger and without any action on the part of New Marti, Merger Sub, Marti or the holders of the following securities:
•
each then issued and outstanding share of Marti Common Stock (including shares of Marti Common Stock resulting from the Conversion, but excluding shares of Marti Restricted Stock) will be canceled and converted into (a) the right to receive the number of Class A Ordinary Shares equal to the Exchange Ratio, and (b) the contingent right to receive Earnout Shares as additional consideration;

•
all shares of Marti Common Stock held in the treasury of Marti will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto;

•
each then issued and outstanding share of Merger Sub Common Stock will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.00001 per share, of the surviving entity of the Merger;

•
each then-outstanding and unexercised Marti Option, whether or not vested, will be assumed and converted into (a) an option to purchase a number of Class A Ordinary Shares equal to the product of (x) the number of shares of Marti Common Stock subject to such Marti Option and (y) the Exchange Ratio, at an exercise price per share equal to (i) the exercise price per share of such Marti Option divided by (ii) the Exchange Ratio (which option will remain subject to the same vesting terms as such Marti Option) and (b) the contingent right to receive Earnout Shares as additional consideration; and

•
each then-outstanding award of Marti Restricted Stock will be assumed and converted into (a) an award covering a number of restricted Class A Ordinary Shares (rounded down to the nearest whole number) equal to the product of (x) the number of shares of Marti Restricted Stock subject to such award immediately prior to the Effective Time and (y) the Exchange Ratio (which award will remain subject to the same vesting and repurchase terms as such Marti Restricted Stock) and (b) the contingent right to receive Earnout Shares as additional consideration.

On the Closing Date of the Merger immediately before the Effective Time, pursuant to the terms of the Existing Articles of Association, each then-outstanding Founder Share shall be converted, on a one-for-one basis, into a Class A Ordinary Share.
Earnout
During the Earnout Period, and as additional consideration for Marti’s interest acquired in connection with the Business Combination, within five business days after the occurrence of a Triggering Event described below, New Marti will issue or cause to be issued to each Eligible Marti Equityholder 9,000,000 Class A Ordinary Shares in the aggregate (which will be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Class A Ordinary Shares occurring after the Closing), upon the terms and subject to the conditions set forth in the Business Combination Agreement and the ancillary agreements thereto, upon the achievement of a $20.00 per share price target, which will be based upon:
•
(i) the daily volume-weighted average sale price of one Class A Ordinary Share quoted on the NYSE American (or the exchange on which the Class A Ordinary Shares are then listed) for any ten trading days (which may or may not be consecutive) within any 20 consecutive trading day period within the Earnout Period, or

•
(ii) the per share consideration received in connection with a “Change of Control” (as defined in the Business Combination Agreement).

The Class A Ordinary Share price target specified in the definition of “Triggering Event,” set forth in the Business Combination Agreement will be equitably adjusted for stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Class A Ordinary Shares occurring on or after the Closing.
Conditions to Closing of the Business Combination
Mutual Conditions
The obligations of Marti, Galata and Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following conditions:
•
the Written Consent having been delivered to Galata;

•
the Conditions Precedent Proposals having each been approved and adopted by the requisite affirmative vote of the Galata shareholders at the Galata Shareholders’ Meeting in accordance with the Proxy Statement, the Companies Act, the Existing Articles of Association and the rules and regulations of the NYSE American;

•
no governmental authority having enacted, issued, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Business Combination illegal or otherwise prohibiting the consummation of the Business Combination;

•
all required filings, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), having been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Business Combination under the HSR Act having expired or been terminated;

•
the Registration Statement on Form F-4 of which this proxy statement/prospectus forms a part having been declared effective and no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or threatened by the SEC;

•
the Class A Ordinary Shares to be issued pursuant to the Business Combination Agreement (including the Earnout Shares) and the Subscription Agreements having been approved for listing on the NYSE American, or another national securities exchange mutually agreed to by the parties to the Business Combination Agreement, as of the Closing Date, subject only to official notice of issuance thereof; and

•
either Galata having at least $5,000,001 of net tangible assets after giving effect to the redemption of public shares by Galata’s public shareholders, in accordance with the Existing Articles of Association and after giving effect to the Subscription, or the Class A Ordinary Shares not constituting “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act.

Galata and Merger Sub Conditions
The obligations of Galata and Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following additional conditions:
•
the accuracy of the representations and warranties of Marti as determined in accordance with the Business Combination Agreement;

•
Marti having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by them on or prior to the Effective Time;

•
Marti having delivered to Galata a certificate, dated as of the Closing Date, signed by an officer of Marti, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement; and

•
certain key employees having not been terminated by Marti or any of its subsidiaries, other than for cause, prior to the Closing.

Some of the conditions to Galata’s obligations are qualified by the concept of a “Marti Material Adverse Effect.” Under the terms of the Business Combination Agreement, a “Marti Material Adverse Effect” means any event, circumstance, change or effect (collectively “Effect”) that, individually or in the aggregate with all other events, circumstances, changes and effects, (i) would have a material adverse effect on the business, financial condition, assets, liabilities or operations of Marti and its subsidiaries taken as a whole or (ii) would prevent, materially delay or materially impede the performance by Marti of its obligations under the Business Combination Agreement or the consummation of the Business Combination; provided, however, that none of the following will be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Marti Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of any law or GAAP or International Financial Reporting Standards, as issued by the International Accounting Standards Boards (“IFRS”); (b) events or conditions generally affecting the industries or geographic areas in which Marti and its subsidiaries operate; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions (including any escalation or general worsening thereof), or any earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, or other force majeure events, or any epidemic, disease, outbreak or pandemic (including COVID-19 or any COVID-19 measures or any change in such COVID-19 measures or interpretations following the date of the Business Combination Agreement, and including any impact of such pandemics on the health of any officer, employee or consultant of Marti or any of its subsidiaries); (e) any actions taken or not taken by Marti or any of its subsidiaries as required by the Business Combination Agreement or at the request of, or with the written consent of, Galata; (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Business Combination (including the impact thereof on relationships with customers, suppliers, employees or governmental authorities) (provided that this clause (f) will not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the Business Combination Agreement or the consummation of the Business Combination); or (g) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (g) will not prevent a determination that any Effect underlying such failure has resulted in a Marti Material Adverse Effect (to the extent such Effect is not otherwise excluded from the definition of Marti Material Adverse Effect), except in the cases of clauses (a) through (d), to the extent that Marti and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other similarly situated participants in the industries in which Marti and its subsidiaries operate.
Marti Conditions
The obligations of Marti to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to Effective Time of the following additional conditions:
•
the accuracy of the representations and warranties of Galata and Merger Sub as determined in accordance with the Business Combination Agreement;

•
each of Galata and Merger Sub having performed or complied in all material respects with all other agreements and covenants required by the Business Combination Agreement to be performed or complied with by them on or prior to the Effective Time;

•
Galata having delivered to Marti a certificate, dated the date of the Closing Date, signed by the chief executive officer of Galata, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement;

•
Galata having made all necessary and appropriate arrangements with Continental Stock Transfer & Trust Company, acting as trustee, to have all of the funds in the Trust Account disbursed to Galata prior to the Effective Time, and all such funds released from the Trust Account being available to Galata in respect of all or a portion of the payment obligations set forth in the Business Combination Agreement and the payment of Galata’s fees and expenses incurred in connection with the Business Combination Agreement and the Business Combination;

•
Galata having provided the holders of Class A Ordinary Shares with the opportunity to redeem their shares thereof in connection with the Business Combination; and

•
as of the Closing, after consummation of the Subscription and after distribution of the funds in the Trust Account and deducting all amounts to be paid pursuant to the exercise of redemption rights of public shareholders, Galata having cash on hand equal to or in excess of the Available Galata Cash Condition. On December 23, 2022, Marti irrevocably and unconditionally waived the Available Galata Cash Condition.

Some of the conditions to Marti’s obligations are qualified by the concept of a “Galata Material Adverse Effect.” Under the terms of the Business Combination Agreement, a “Galata Material Adverse Effect” means any Effect that, individually or in the aggregate with all other events, circumstances, changes and effects, (i) would have a material adverse effect on the business, financial condition, assets, liabilities or operations of Galata or (ii) would prevent, materially delay or materially impede the performance by Galata or Merger Sub of their respective obligations under the Business Combination Agreement or the consummation of the Business Combination; provided, however, that none of the following will be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Galata Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of any law or U.S. GAAP; (b) events or conditions generally affecting the industries or geographic areas in which Galata operates; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions (including any escalation or general worsening thereof), or any earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, or other force majeure events, or any epidemic, disease, outbreak or pandemic (including COVID-19 or any COVID-19 measures or any change in such COVID-19 measures or interpretations following the date of the Business Combination Agreement, and including any impact of such pandemics on the health of any officer, employee or consultant of Marti or any subsidiaries of Marti); (e) any actions taken or not taken by Galata or Merger Sub as required by the Business Combination Agreement or at the request of, or with the written consent of, Marti, (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Business Combination (including the impact thereof on relationships with customers, suppliers, employees or governmental authorities) (provided that this clause (f) will not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the Business Combination Agreement or the consummation of the transactions contemplated thereby), or (g) the accounting treatment of the Galata Warrants or the Assumed Warrants, except in the cases of clauses (a) through (d) and clause (g), to the extent that Galata is disproportionately affected thereby as compared with other similarly situated participants in the industry in which Galata operates. Notwithstanding the foregoing, the amount of redemption from the Trust Account pursuant to the exercise of redemption rights will not be deemed to be a Galata Material Adverse Effect.
Ownership of New Marti after the Closing
The following table summarizes the pro forma shares of Class A Ordinary Shares outstanding under three redemption scenarios, including the potential dilutive effect of the exercise of Galata Warrants, conversion of the Convertible Notes and the Earnout Shares:
	Scenario 1 (Assuming no redemption)(1)		Scenario 2 (Assuming 50% redemption)(2)		Scenario 3 (Assuming 100% redemption)(3)
	Number of Shares (in thousands)%		Number of Shares (in thousands)%		Number of Shares (in thousands)%
Founder Shares	3,594	3.59%	3,594	3.87%	3,594	4.19%
Holders of Class A Ordinary Shares	14,375	14.37%	7,188	7.74%	0	0.00%
Shares Issued to Marti Shareholders	45,000	44.98%	45,000	48.46%	45,000	52.53%
Shares Underlying Public Warrants	7,188	7.18%	7,188	7.74%	7,188	8.39%
Shares Underlying Private Placement Warrants	7,250	7.25%	7,250	7.81%	7,250	8.46%
Shares Underlying Convertible Notes(4)	13,636	13.63%	13,636	14.69%	13,636	15.92%
Earnout Shares(5)	9,000	9.00%	9,000	9.69%	9,000	10.51%
Total	100,043	100.00%	92,855	100.00%	85,668	100.00%

(1)
This scenario assumes that no Class A Ordinary Shares are redeemed.

(2)
This scenario assumes that 7,188,000 Class A Ordinary Shares are redeemed.

(3)
This scenario assumes all Class A Ordinary Shares are redeemed.

(4)
The calculation of Class A Ordinary Shares underlying the Convertible Notes assumes a $150,000,000 Subscription and an initial conversion price per share of $11.00. The conversion price for the Convertible Notes is subject to a monthly reset feature for the first 12 months following issuance, and resets to the lower of (y) the conversion price as of the immediately preceding reset date and (z) a 10% premium to the average of the daily volume weighted average price over the 20 consecutive trading day period immediately preceding the applicable reset date, subject to a minimum of $1.65 per share and a maximum $11.00 per share.
(5)
The calculation of the Earnout Shares assumes the maximum number of Earnout Shares are issued during the Earnout Period.

Background of the Business Combination
The terms of the Business Combination were the result of extensive negotiations between representatives of Galata and Marti. The following is a brief description of the background of these negotiations, the Business Combination and related transactions.
Galata is a Cayman Islands exempted company incorporated on February 26, 2021 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, or reorganization or engaging in any other similar business combination with one or more businesses or entities. Galata’s business strategy is to identify and acquire companies within industries that exhibit strong characteristics including, but not limited to: (i) annual market growth significantly in excess of inflation, underpinned by low penetration rates and favorable demographics; (ii) profitable and scalable unit economics reinforcing a discernable competitive advantage; (iii) favorable regulatory structure encouraging growth and opportunities for data-driven digital distribution; (iv) naturally hedged currency exposure; and (v) further industry consolidation opportunities. The proposed Business Combination with Marti was the result of an extensive search for a potential transaction utilizing the broad network of contacts and corporate relationships developed by Galata management and directors.
Galata was co-founded by an affiliate fund of Callaway. Callaway is a Washington, DC-based investment manager that specializes in deep-value, distressed, and special situations investments, with a particular focus on investment opportunities throughout emerging markets including, but not limited to, Argentina, Brazil and Turkey. Galata President Daniel Freifeld and Galata Chief Financial Officer Michael Tanzer are the Chief Investment Officer and Portfolio Manager, respectively, of Callaway. Galata Chief Executive Officer Kemal Kaya has over 35 years of experience in financial services and is the former chief executive officer of Yapi Kredi, one of Turkey’s largest banks and insurances companies. Callaway management has been professionally associated with Kaya for over a decade, and Callaway has made several investments in Turkey since its inception in 2013.
On March 18, 2021, the Sponsor paid $25,000 to cover certain offering and formation costs of Galata in consideration for 3,593,750 Founder Shares. On May 14, 2021, the Sponsor transferred an aggregate of 15,000 Founder Shares to Gala Investments, which is controlled by Andrew Stewart, one of Galata’s advisors, at their original per-share purchase price.
On July 9, 2021, Galata consummated the Initial Public Offering of 12,500,000 Galata Units, generating gross proceeds of $125,000,000. Simultaneously with the closing of the Initial Public Offering, Galata consummated the sale of 6,500,000 Private Placement Warrants at a price of $1.00 per Galata Warrant to Sponsor. On July 13, 2021, the underwriters notified Galata of their exercise of the over-allotment option in full and purchased 1,875,000 additional Galata Units at $10.00 per Galata Unit, generating gross proceeds of $18,750,000, which over-allotment option closed on July 15, 2021. Simultaneously with the closing of the over-allotment option, Galata consummated the sale of an additional 750,000 Private Placement Warrants at a price of $1.00 per Galata Warrant to the Sponsor.
B. Riley served as the underwriter in the Initial Public Offering and, in connection with its role in the Initial Public Offering, B. Riley was paid a cash underwriting discount of $0.20 per Unit, or $2,875,000 in the aggregate. In addition, B. Riley may be entitled to a deferred fee of $0.35 per Unit, or $5,031,250 in the aggregate. The deferred fee will become payable to B. Riley from the amounts held in the Trust Account solely in the event Galata completes a Business Combination, subject to the terms of the underwriting agreement.
Following the closing of the Initial Public Offering, Galata management commenced an active search for businesses or assets to acquire for the purpose of consummating the Initial Business Combination. Galata’s management reviewed self-generated ideas, considered transactions through various investment banking and advisory firms and contacted, and were contacted by, a number of individuals and entities with respect to dozens of business combination opportunities. Weekly meetings were held among members of Galata’s management team in order to discuss matters relating to the Initial Business Combination. Such meetings were intended to allow Galata’s management team to discuss updates regarding the status of the evaluation of, and outreach to, potential business combination targets, including, but not limited to, Marti.
Initially, Galata management focused the search on insurance companies with operations in Turkey. The Turkish insurance market exhibited annual growth of 20%+, underpinned by low penetration rates and favorable demographics. Notably, in 2019, the USD value of non-life premiums per capita was less than <10% of the EU average and 46% of Turkey’s population was younger than 30 years old. Additionally, the industry showed impressive profitability in most non-life policies, and life insurance companies earned attractive returns on equity, driven by the business integration of asset light pension businesses. A number of potential targets, notably those owned by Turkish banks and foreign multi-national competitors, were potentially for sale at attractive valuations.
Beyond insurance, Galata management considered targets in industries which fit the characteristics outlined in Galata’s prospectus. This included digital banking and lending, payment processing, logistics services, ERP software and other tech-enabled consumer services businesses, including micromobility.
Galata management considered and evaluated more than 50 potential acquisition targets in emerging markets, and conducted substantial investigation of 28 of these potential acquisition targets. Between August 23, 2021 and September 2, 2021, Galata entered into confidentiality agreements with four of the potential acquisition targets, including Marti and Company A, and closely evaluated the business and financial models of such targets. Ultimately, Marti and one other potential acquisition target, a financial services company (“Company A”), were identified as top priority candidates for the Initial Business Combination. As discussed in more detail below, Galata chose to pursue Marti over Company A because of the strength of Marti’s management team, unique business model, impressive organic growth trajectory and opportunity to expand into other business verticals. Galata management chose to not pursue a business combination with Company A as there was a disagreement between Galata management and Company A’s management over the valuation of a potential transaction. Furthermore, Galata management had concerns about the future performance of Company A’s business model in a macroeconomic environment entailing higher rates of inflation.
Tanzer and Cankut Durgun, Marti’s President, had previously known each other as members of an intercollegiate student investment club in the United States. In September 2020, as part of Callaway’s normal course of business, Tanzer reached out to Durgun over email to reconnect and discuss potential investment opportunities for Callaway in Turkey. During a September 4, 2020 phone conversation, Durgun described his involvement with Marti to Tanzer. In October 2020, Durgun emailed Tanzer to solicit interest in a venture debt investment into Marti. Callaway was not interested given that its mandate does not include venture investments. Tanzer never responded to Durgun’s email, and Tanzer and Durgun ceased regular communication until the following year. However, during October and November of 2020, Tanzer received a widely distributed weekly update email on Marti’s business performance. Tanzer did not receive any additional email distributions relating to Marti after November 2020.
On June 11, 2021, Tanzer reached out to Durgun via an instant messaging service, letting him know that he was going to be in Istanbul on Callaway business in late June and that they should meet. Durgun then invited Tanzer to Marti’s offices.
On June 21, 2021, Freifeld and Tanzer travelled to Turkey to meet with certain of Callaway’s Turkish banking and business contacts, survey then-current Callaway investments and conduct diligence on new investment opportunities on behalf of Callaway. During that trip, Freifeld and Tanzer visited Marti headquarters in Uskudar, where Alper Oktem, Marti’s Chief Executive Officer, and Durgun gave a general overview of Marti, its business and its operations. On June 23, 2021, Kaya joined Tanzer and Freifeld for a social dinner at Oktem’s home in Beykoz.
On July 14, 2021, Tanzer received a phone call from Durgun, during which Durgun informed Tanzer that Marti was considering engaging a financial advisor in connection with a potential public listing of Marti through a special purpose acquisition company. While Galata’s management was in the process of evaluating multiple potentially attractive business combination opportunities, it made the decision to try to pre-empt Marti’s wider process and pursue a business combination with Marti.

On July 28, 2021, Tanzer met Durgun and Oktem in Istanbul. Oktem and Durgun discussed their desire for a business combination transaction, potential cash needs and overall business strategy. Tanzer expressed interest in evaluating a potential business combination on behalf of Galata. The following day, on July 29, 2021, Durgun contacted Tanzer to request that Galata prepare and deliver a non-binding term sheet for a potential business combination transaction between Marti and Galata.
On July 31, 2021, Tanzer discussed with Durgun and Oktem, among other things, Marti’s business strategy. Durgun and Oktem expressed their expectation of a pre-money valuation for Marti of $1 billion.
On August 4, 2021, Tanzer and Freifeld held a video call with Oktem and Durgun, during which they discussed, among other matters, Marti’s competitive positioning in the micromobility market, Marti’s board composition and the mechanics of a potential business combination transaction with a special purpose acquisition vehicle. Tanzer followed up with an email to Durgun with an excel spreadsheet illustrating Galata’s capitalization and potential dilution from “private investment in public equity” (“PIPE”) financing relative to its existing capital structure.
On August 12, 2021, in connection with its evaluation of a potential business combination transaction with Marti, Oktem and Durgun hosted a zoom call presentation with Kaya, Freifeld, Tanzer and an alternative investment group and potential PIPE anchor investor (“Anchor Investor A”), during which Oktem and Durgun gave an overview of, among other matters, Marti’s operations, fleet, potential capital expenditure needs and areas of expansion. On August 16, 2021, Galata received an email from Anchor Investor A with a term sheet for a potential backstop to the PIPE Subscription. Ultimately, Galata and Marti could not come to terms on an agreement with Anchor Investor A.
On August 19, 2021, representatives from Galata’s management held a meeting with the Galata Board and presented the merits and limitations of potential business combination transactions with Marti and Company A. The Galata Board expressed support for both potential transactions and authorized Galata management to pursue them further.
On August 21, 2021, representatives of Galata sent Marti (i) a draft indication of interest letter (the “IOI”) outlining the proposed terms of an initial business combination, including an initial enterprise value of approximately $1.1 billion and an exclusivity provision, and (ii) a confidentiality undertaking letter (the “Confidentiality Agreement”). The $1.1 billion valuation was based on a 10x multiple of pro forma run-rate net revenue derived from Marti’s internal projections, which were shared with Galata management verbally and subsequently in writing. The 10x multiple of pro forma run-rate net revenue was the same used in Marti’s valuation for its Series B financing, which was completed in June 2021. From August 21, 2021 through August 23, 2021, Galata and Marti exchanged drafts of the Confidentiality Agreement. Terms negotiated in the exchange of drafts included the scope of confidential information, exceptions to the confidentiality obligations and the term of the agreement. On August 23, 2021, Galata executed the Confidentiality Agreement with Marti.
On August 23, 2021, a meeting was held via teleconference among Kaya, Freifeld and Tanzer, on behalf of Galata, and representatives from Barclays, on behalf of Marti as Marti’s financial advisor, to discuss the timing of a potential business combination, the mutual interest of Galata and Marti in a potential business combination and the key terms of a proposed business combination. Barclays and Marti formally executed an engagement letter on October 17, 2021 (the “Barclays Engagement Letter”).
From August 21, 2021, through September 8, 2021, Marti and Galata exchanged drafts of the IOI, and discussions were held between Galata and Marti regarding the general economic and other terms of a potential transaction, including, but not limited to, the proposed valuation of Marti, the PIPE financing process, the proposed use of PIPE Subscription proceeds, post-transaction corporate governance, lock-up agreements and a proposed transaction timeline. On September 8, 2021, Oktem, on behalf of Marti, and Freifeld, on behalf of Galata, executed the IOI, which reflected an enterprise value of $1.1 billion and contemplated that the parties would work together in good faith to finalize the structure in such a way to achieve efficient outcomes regarding tax, overall timing and deal implementation. Among other things, the IOI identified Marti as a company meeting Galata’s investment objectives and well-suited to transition to the public markets and provided details on Marti’s post-Closing board structure, a management incentive plan, the PIPE, a $150 million minimum cash condition, lock-up requirements, due diligence and timing.

Despite actively pursuing Company A during July and August 2021, Galata did not sign a letter of intent regarding a potential business combination. On July 30, 2021, Galata met with Company A to discuss Galata’s capital structure, minority shareholders and potential dilution. On August 19, 2021, Galata management met with Company A to discuss Company A’s growth strategy, lending operations and financial partnerships. Galata exchanged a draft NDA with Company A on August 24, 2021 and sent an initial due diligence request list to Company A on September 1, 2021. Based on Galata’s initial due diligence, Galata management had concerns about the future performance of Company A’s business model in a macro economic environment entailing higher rates of inflation. Galata and Company A also disagreed the valuation of a potential transaction. Ultimately, Galata and Company A could not come to terms on a business combination and Galata terminated discussions with Company A.
Between September 8, 2021, when Galata executed the IOI with Marti, and July 29, 2022, when the Galata Board approved the Business Combination, Galata’s Board and management engaged in further discussions with, and diligence of, Marti, ultimately determining that a transaction with Marti would present the most attractive opportunity to maximize value for Galata’s shareholders. The decision to pursue the Business Combination with Marti over other potential acquisitions was generally the result of, but not limited to, one or more of:
•
the other potential acquisitions did not fully meet the investment criteria of Galata, which included, among other things, candidates that (a) are at an inflection point in their growth strategy, (b) exhibit a need for capital to achieve such growth strategy, (c) would benefit from Galata’s management’s structuring expertise, insight and capital markets expertise, and (d) have attractive opportunities to grow the business;

•
the determination of the Galata Board, Galata management and the Sponsor that Marti was of superior quality to the other potential acquisitions;

•
a difference in valuation expectations between Galata and the senior executives or stockholders of the other potential acquisitions; and

•
the attractiveness of Marti’s business to Galata’s investors.

After the Confidentiality Agreement was executed, in response to Galata’s initial due diligence requests, Marti began providing confidential information to Galata regarding Marti and its subsidiaries and their collective business operations, and representatives from Galata began to conduct business and financial due diligence on Marti.
On September 27, 2021, Galata engaged EY to advise on the Business Combination. EY performed tax and financial due diligence services, and provided advice relating to (1) a potential PIPE offering and (2) current market trends.
By the end of September 2021, Galata had engaged Willkie to advise on the Business Combination and Verdi to advise on Turkish legal matters related thereto.
Between October 2021 and April 2022, Galata and its advisors continued to conduct due diligence regarding Marti which included, among other things, meetings with incumbent management and employees, background checks on management and insider shareholders, document review, a review of financial and other information about Marti and its industry, as well as additional tax, financial and legal due diligence.
On November 5, 2021, Willkie delivered an initial draft of a Business Combination Agreement to Marti’s legal counsel, Latham & Watkins LLP (“Latham”).
On November 18, 2021 and November 19, 2021, Galata hosted a series of non-deal roadshow meetings with representatives of Marti, Galata co-sponsors and potential PIPE Investors, who entered into customary confidentiality agreements with Marti. On November 24, 2021, representatives of Galata and Marti held a meeting with certain of such co-sponsors and potential PIPE Investors via teleconference to discuss changing the initial enterprise value of the business combination transaction to approximately $525 million. Following the meeting, Marti and Galata determined the reduced valuation was justified based on investor feedback, more robust internal projections provided by Marti, changing market conditions, reevaluation of market comparisons, and macroeconomic trends in Turkey. On November 28, 2021, Marti’s board approved the revised transaction terms. On December 1, 2021, the members of the Galata Board received an email from Tanzer describing the updated transaction terms and structure.
On November 25, 2021, Latham sent a revised draft of the Business Combination Agreement to Willkie. As described in more detail below, between November 2021 and July 2022, Willkie and Latham exchanged several drafts of the Business Combination Agreement and related documents, including the form of PIPE Subscription Agreement, the form of Pre-Fund Subscription Agreement, the New Marti Incentive Plan, the Founders Stock Letter, the Shareholder Support Agreement, the Investor Rights Agreement and the Proposed Articles of Association. The exchange of drafts sought to resolve various issues raised by Galata and Marti, principally regarding: (a) post-closing governance of New Marti, including the board nomination rights of Oktem, Durgun and the Sponsor, (b) the structure of the New Marti Incentive Plan, including the availability of equity awards with vesting based on post-Closing share price, (c) the conversion of Marti securities and the capitalization of New Marti post-closing, (d) the representations, warranties and covenants of Marti in light of Galata’s due diligence review, (e) conditionality regarding the respective obligations of Galata and Marti to consummate the Business Combination, including the Available Galata Cash Condition, (f) Marti’s intellectual property, and (g) the availability of Marti’s audited financial statements for the year ended December 31, 2021. Verdi and Maples and Calder LLP, which was engaged as Galata’s Cayman counsel, assisted Willkie throughout the due diligence and drafting processes with respect to Turkish and Cayman legal matters, respectively.
On November 29, 2021, Galata engaged B. Riley to provide placement agent services for the PIPE Subscription.
Beginning on December 1, 2021, representatives of B. Riley, in their capacity as placement agent for the PIPE Subscription, began contacting a limited number of potential PIPE Investors, each of whom agreed to maintain the confidentiality of the information received pursuant to customary non-disclosure agreements or arrangements, to discuss Marti, the Business Combination and the PIPE Subscription and to determine such investors’ potential interest in participating in the PIPE Subscription. Over the next few months and prior to the execution of the Business Combination Agreement, representatives of Galata, Marti, and B. Riley, in their capacity as placement agent for the PIPE Subscription, participated in various virtual meetings with prospective participants in the PIPE Subscription.
Between June 21, 2022 and July 27, 2022, Latham, on behalf of Marti, and Willkie, on behalf of Galata, negotiated the terms of the Pre-Fund Subscription Agreement. The focus of these negotiations involved the amount and timing of the funding.
Between June 24, 2022, and July 29, 2022, Latham, on behalf of Marti, Willkie, on behalf of Galata, and White & Case LLP, as placement agent counsel on behalf of B. Riley, negotiated the terms of the form of PIPE Subscription Agreement for third-party PIPE Investors based upon comments received from the PIPE Investors. The third-party PIPE Investors’ comments related to, among other things, (i) conditions to the closing of the PIPE Subscriptions, including the Subscription Minimum Cash Condition, (ii) representations and warranties made by Marti and Galata, (iii) registration rights, and (iv) the parties’ termination rights.
On July 1, 2022, Galata engaged Scura Partners to render an opinion to the Galata Board as to the fairness, from a financial point of view, of the proposed Business Combination.
Between July 19, 2022 and July 29, 2022, Galata, Marti, Willkie and Latham exchanged comments on the final investor presentation, press release and investor call transcript, which were finalized by July 29, 2022.
After receiving several iterative drafts beginning on July 21, 2022, on July 29, 2022, the Galata Board received the final versions of the following documents: (i) the Galata Board resolutions approving the Business Combination; (ii) the Business Combination Agreement; (iii) the Founders Stock Letter; (iv) the form of PIPE Subscription Agreements; (v) the Investor Rights Agreement; (vi) the Proposed Articles of Association; (vii) the Pre-Fund Subscription Agreement; (vii) the Merger Sub shareholder consent approving the Business Combination; (viii) the investor presentation; (ix) Willkie’s due diligence report; (x) Verdi’s due diligence report; (xi) E&Y’s due diligence report; and (xii) Scura’s fairness opinion.

On July 29, 2022, the Galata Board held a meeting. Scura Partners rendered to the Galata Board an oral opinion, which was confirmed by delivery of a written opinion dated July 29, 2022, to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken described in such opinion, (i) the consideration in the Business Combination was fair from a financial point of view to the Galata shareholders and (ii) the fair market value of Marti equaled or exceeded 80% of the amount held by the Galata in trust for benefit of its public stockholders (excluding any deferred underwriting commissions and taxes payable on interest earned on the trust account).
Following Scura Partners’ presentation, Freifeld and Tanzer then provided an update on the status of the Business Combination, referring to the final draft documents provided to the Galata Board and the technical, legal and financial due diligence conducted by Galata management and its advisors. Freifeld and Tanzer responded to questions from the Galata Board regarding the negotiations and the execution of the transaction documents. Maples provided a summary of the fiduciary responsibilities of the Galata Board under Cayman law and discussed those duties in the context of the Business Combination. The Galata Board engaged in discussion regarding those duties and determined it had fulfilled its responsibilities with respect to the Business Combination. Willkie provided an overview of the key terms of the Business Combination and the associated documents and responded to questions from the Galata Board regarding those terms.
Throughout the meeting, the Galata Board engaged in discussion and active questioning. The Galata Board considered information prepared in connection with the PIPE Subscription, specifically, Galata’s business combination activity, equity and PIPE market trends, recent special purpose acquisition vehicle share redemption levels and a comparable company summary (as set forth in the publicly filed PIPE presentation) in its consideration of the Business Combination Agreement.
The Galata Board expressed its support for the transaction and authorized management to proceed to definitive agreements based on the terms presented. Following the meeting, the Galata Board executed, on July 29, 2022, a written consent approving the Business Combination and the associated transactions.
On July 29, 2022, Galata and Marti executed the Business Combination Agreement and the PIPE Investors executed the PIPE Subscription Agreements. On August 1, 2022, Galata filed a Current Report on Form 8-K and a press release disclosing the execution of the Business Combination Agreement along with the PIPE Subscription Agreements. That same day, Galata and Marti held a joint conference call announcing the signing of the Business Combination Agreement and the PIPE Subscription Agreements to investors.
Due to changes in market conditions, including changing interest rates, higher inflation and lack of available liquidity to finance deSPAC transactions, between July 29, 2022 and December 23, 2022, Galata determined that it should expand the potential sources to satisfy the Subscription Minimum Cash Condition and Marti and Galata discussed a potential waiver of the Available Cash Condition.
On December 23, 2022, Galata, Marti and each PIPE Investor that entered a PIPE Subscription Agreement concurrently with the execution of the Business Combination Agreement, representing $47,500,000 aggregate principal amount of Convertible Notes, entered into the First PIPE Amendment. Pursuant to the terms of the First PIPE Amendment, the Subscription Minimum Cash Condition was amended to include (a) the aggregate original principal amount of the Convertible Notes issued to the PIPE Investors (including, without duplication, the unsecured convertible promissory notes which may be funded at the subscribers’ option prior to closing and which will convert into Convertible Notes at the closing of the business combination) issued at or prior to the Closing; plus (b) the aggregate amount of Qualified ABL Commitments (as defined in the First PIPE Amendment), whether drawn or undrawn and inclusive of all drawn and invested cash; plus (c) the aggregate amount of Qualified Equity Commitments (as defined in the First PIPE Amendment); plus (d) the amounts remaining in Trust Account (following any redemptions); plus (e) the aggregate cash and cash equivalents of Marti and its controlled subsidiaries. In addition, the form of Indenture was amended to (i) increase the interest rate on the Convertible Notes to 15.00% per annum, payable semi-annually (a) at a rate per annum equal to 10.00% with respect to interest paid in cash and (b) at a rate per annum equal to 5.00% with respect to payment-in-kind interest and (ii) increase the aggregate principal amount of PFG Debt (as defined in the Indenture) permitted to be incurred by Marti and its Subsidiaries to $20,000,000 at any time outstanding.

On December 23, 2022, Marti irrevocably and unconditionally waived the Available Galata Cash Condition.
On April 28, 2023, Galata, Merger Sub and Marti entered into the BCA Amendment. The BCA Amendment, among other things, (i) formally removed the Available Galata Cash Condition; (ii) extended the outside termination date of the Business Combination Agreement to July 31, 2023; (iii) revised certain terms of the New Marti Incentive Plan; and (iv) revised the Proposed Articles of Association to be adopted upon the closing of the Business Combination.
Additionally, on April 28, 2023, Galata, Marti and certain PIPE Investors representing $35,500,000 aggregate principal amount of Convertible Notes entered into the Second PIPE Amendment. Among other things, the Second PIPE Amendment: (i) removed lock-up restrictions applicable to the PIPE Investors; (ii) extended the outside termination date of the Subscription Agreements to July 31, 2023; and (iii) amended certain terms to the Indenture.
On May 4, 2023, Galata and Callaway entered into the Callaway Subscription Agreement. Pursuant to the terms of the Callaway Subscription Agreement, Callaway or its designee has the option (but not the obligation) to subscribe for Convertible Notes in an aggregate principal amount up to $40,000,000 during the period beginning on the Closing Date and ending on the one year anniversary of the Closing Date.
Galata’s Existing Articles of Association provide that Galata renounces its interest in any corporate opportunity offered to any director or officer to the fullest extent permitted by applicable law. Galata is not aware of any such corporate opportunities not being offered to it and does not believe that the limitation of the application of the “corporate opportunity” doctrine in the Existing Articles of Association had any impact on its search for a potential business combination.
Resignation of Barclays
On June 22, 2022, Barclays resigned from its role as financial advisor to Marti. Barclays’ resignation was not the result of any dispute or disagreement with Galata or Marti or any matter specific to Galata’s or Marti’s respective operations, policies, procedures or practices.
In connection with its resignation, Barclays waived any claim it may have to any fees under the Barclays Engagement Letter and, accordingly, Marti has not paid to Barclays, and Marti is not liable to Barclays for, any fees, despite Barclays’s having rendered substantially all applicable services at the time of its resignation. Barclays did not provide specific reasons for its resignation, and neither Galata nor Marti will speculate about the reasons why Barclays withdrew from its role as financial advisor to Marti and forfeited its fees after doing substantially all of the work necessary to earn those fees. Marti does not intend to engage any additional advisors as a result of Barclays’s resignation, and the fees previously owed to Barclays will not be paid or reallocated to any other advisor. Barclays was not expected to have a significant role in the closing of the Business Combination, and Galata does not believe that Barclays’s resignation will impact the transactions described in this proxy statement/prospectus or the consummation of the Business Combination.
As is customary, certain provisions of the Barclays’s Engagement Letter will survive Barclays’s resignation. These provisions include the obligations of Marti to indemnify and hold harmless Barclays and its officers, directors, employees and agents from and against any losses and claims arising in any manner out of or in connection with the services that Barclays provided to Marti under the Barclays Engagement Letter and certain obligations of Marti to maintain the confidentiality of information or advice rendered by Barclays or any of its representatives to Marti, in connection with the evaluation of the Business Combination.
The disclosure in this proxy statement/prospectus pertaining to Barclays’s engagement as financial advisor to Marti in connection with the Business Combination, as well as Barclays’s subsequent resignation, has been provided to Barclays. Barclays’s confirmation that Barclays agrees with this disclosure was requested, but Barclays has indicated that it does not intend to provide a response to this request.
Some investors may believe that when a financial institution, such as Barclays, is named in a registration or proxy statement, the involvement of such institution implies a level of due diligence and independent analysis on the part of such financial institution and that the naming of such financial institution generally means that the financial institution has completed a level of due diligence ordinarily associated with a professional engagement. However, in connection with its resignation, Barclays has disclaimed responsibility for any portion of the disclosure included in this proxy statement/prospectus. Neither Galata nor Marti can provide any assurance that Barclays agrees with the disclosure in this proxy statement/prospectus, and no inference should be drawn to this effect. Investors should not place any reliance on the fact that Barclays was involved with any aspect of the transactions described in this proxy statement/prospectus.
At no time prior to or after its resignation through the date of this filing did Barclays indicate that it had any specific concerns with the Business Combination. Barclays did not prepare or provide any of the disclosures in this proxy statement/prospectus, any analysis underlying the disclosures or any other materials or work product to Galata or Marti that have been provided to Galata’s shareholders nor did Barclays retract any work product associated with the Business Combination. Accordingly, neither Galata nor Marti believe that the resignation by Barclays impacted the decision by Galata and Marti to pursue the Business Combination.
It is possible that Galata’s shareholders may be more likely to elect to redeem their shares as a result of Barclays’ resignation.
Galata Board’s Reasons for the Approval of the Business Combination
The Galata Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Galata Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. The Galata Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of the Galata Board may have given different weight to different factors. This explanation of the reasons for the Galata Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section titled “Cautionary Note Regarding Forward-Looking Statements.”
In connection with approving the Business Combination, the Galata Board obtained a fairness opinion from Scura Partners. In addition, the officers and directors of Galata have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with the analysis of Scura Partners, B. Riley, Barclays and E&Y, enabled them to make the necessary analyses and determinations regarding the Business Combination.
Before reaching its decision, the Galata Board reviewed the results of the due diligence conducted by Galata’s management and Galata’s advisors and consultants, which included:
•
meetings and calls with Marti’s management regarding its business model, operations and forecasts;

•
a legal due diligence review conducted by each of Willkie and Verdi, which included, among other things, a review of material contracts, intellectual property matters and other legal matters and documents posted to a virtual data room, conference calls with Marti and its attorneys and certain public record searches regarding Marti;

•
a tax due diligence review conducted by E&Y;

•
comparisons to select public companies in the same business sector as Marti, including micro-mobility technology companies Bird, Inc., Helbiz, Inc. and Tier Inc., and mobility super apps Uber Technologies, Inc., Lyft, Inc. and Grab Holdings Inc.;

•
review of analysis prepared by, and discussions with, Galata’s advisors and consultants;

•
consultation with legal and financial advisors and industry experts;

•
a fairness opinion from Scura Partners;

•
financial and valuation analysis of Marti and the Business Combination; and

•
review of the financial statements of Marti.

Following a presentation from Galata’s management team, the Galata Board determined that Marti meets all the criteria for a Business Combination. In approving the Business Combination, the Galata Board obtained a fairness opinion from Scura Partners, dated July 29, 2022, as to the fairness, from a financial point of view, to Galata of the Per Share Merger Consideration to be issued and paid by Galata in the Business Combination pursuant to the Business Combination Agreement, as more fully described below.
The factors considered by the Galata Board included, but were not limited to, the following:
•
Business Model and Unit Economics.   The Galata Board considered Marti’s flexible business model, demonstrated by the evolution to a fleet manager operating model during the COVID-19 pandemic that facilitated expansion to smaller cities, reduced infrastructure costs and drove improved and year round-strong unit economics.

•
Scale and Market Share.   The Galata Board noted Marti’s strength as a leader in the electrified micromobility industry and the potential for further growth that has been further bolstered by developments during the COVID-19 pandemic, including industry consolidation and favorable regulatory changes that opened new markets or expanded opportunities in existing markets.

•
Financial Condition.   The Galata Board also considered factors such as Marti’s outlook, pipeline and financial plan, as well as valuations and trading of publicly traded companies and valuations of precedent combinations and combination targets in similar and adjacent sectors.

•
Operating History and Management Team.   The Galata Board considered the fact that Marti has a four-year operating history, which has enabled it to develop in 15 Turkish cities and build a strong management team with demonstrated success that is expected to remain with the post-combination company and continue to seek to execute Marti’s strategy.

•
Terms of the Business Combination Agreement.   The Galata Board reviewed the financial and other terms of the Business Combination Agreement and determined that they were the product of arm’s-length negotiations among the parties.

•
Independent Director Role.   Certain of Galata’s independent directors took an active role in guiding Galata management as Galata evaluated and negotiated the proposed terms of the Business Combination. Following an active and detailed evaluation, the Galata Board’s independent directors unanimously approved, as members of the Galata Board, the Business Combination Agreement and the Business Combination.

•
Fairness Opinion.   The Galata Board received the opinion, including financial forecasts, prepared by Scura Partners that, subject to certain assumptions, limitations, qualifications and other matters set forth therein, the Per Share Merger Consideration (as defined in the Business Combination Agreement) is fair from a financial point of view to Galata.

In addition, the Galata Board determined that the Business Combination satisfies the investment criteria that the Galata Board identified in connection with the Initial Public Offering. For more information, see the subsection titled “The Business Combination — Background of the Business Combination.”
In the course of its deliberations, the Galata Board also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:
•
Early Stage Company Risk.   The risk that Marti is an early stage company with a history of losses, and that Marti will incur significant expenses and continuing losses for the near term.

•
Growth Risk.   The risk that Marti expects to invest in growth for the foreseeable future, and the risk that Marti may fail to manage that growth effectively.

•
Competitive Risk.   The risk that Marti currently faces competition from a number of companies and expects to face significant competition in the future as the market for electronic vehicles develops.

•
Supplier and Manufacturer Risk.   The risk that Marti relies on a limited number of suppliers and manufacturers for its EVs.

•
Public Company Risk.   The risks that are associated with being a publicly traded company that is in its early, developmental stage.

•
Benefits May Not Be Achieved Risk.   The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•
Redemption Risk.   The risk that a significant number of Galata’s shareholders elect to redeem their shares in connection with the consummation of the Business Combination, which would reduce the amount of cash available to the post-combination company to fund its business plan following the Closing.

•
Shareholder Vote Risk.   The risk that Galata’s shareholders may fail to provide the votes necessary to approve the Business Combination.

•
Litigation Risk.   The risk of potential litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•
Closing Conditions Risk.   The risk that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Galata’s control.

•
Fees, Expenses and Time Risk.   The risk of incurring significant fees and expenses associated with completing the Business Combination and the substantial time and effort of Marti management and Galata management required to complete the Business Combination.

•
Regulatory Risk.   The risks that are associated with Marti operating in the highly-regulated electronic vehicle industry. Failure to comply with regulations or laws could subject Marti to significant regulatory risk, including the risk of litigation, regulatory actions and compliance issues that could subject Marti to significant fines, penalties, judgments, remediation costs, negative publicity and requirements resulting in increased expenses.

•
Other Risks.   Various other risk factors associated with Marti’s business, as described in the section titled “Risk Factors.”

In addition to considering the factors described above, the Galata Board also considered that certain of the officers and directors of Galata have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Galata’s shareholders. Galata’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Galata Board, the Business Combination Agreement and the Business Combination. For more information, see the subsection titled “— Interests of Certain Persons in the Business Combination.”
The Galata Board concluded that the potential benefits that it expects Galata and its shareholders to achieve as a result of the Business Combination outweigh the potentially negative factors associated with the Business Combination. Accordingly, the Galata Board, based on its consideration of the specific factors listed above, unanimously (a) determined that the Business Combination and the other transactions contemplated by the Business Combination Agreement are in the best interests of Galata’s shareholders, (b) approved, adopted and declared advisable the Business Combination Agreement and the transactions contemplated thereby and (c) recommended that the shareholders of Galata approve each of the Proposals.
The above discussion of the material factors considered by the Galata Board is not intended to be exhaustive but does set forth the principal factors considered by the Galata Board.
Fairness Opinion of Scura Partners to Galata’s Board of Directors
Galata retained Scura Partners to evaluate the fairness, from a financial point of view, to Galata of the consideration to be paid in the Business Combination Agreement.
On July 29, 2022, at a meeting of the Galata Board, Scura Partners rendered to the Galata Board an oral opinion, which was confirmed by delivery of a written opinion dated July 29, 2022, to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken described in such opinion, (i) the consideration in the Business Combination is fair from a financial point of view to the Galata shareholders and (ii) the fair market value of Marti equals or exceeds 80% of the amount held by the Galata in trust for benefit of its public shareholders (excluding any deferred underwriting commissions and taxes payable on interest earned on the trust account).
Scura Partners’ opinion was directed to the Galata Board (in its capacity as such) and only addressed the fairness, from a financial point of view, to the Galata shareholders of the Per Share Merger Consideration (as defined in the Business Combination Agreement) and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding. The summary of Scura Partners’ opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Scura Partners in connection with the preparation of its opinion. However, neither Scura Partners’ opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Galata Board, any security holder or any other person as to how to act or vote or make any election with respect to any matter relating to the Merger or otherwise, including, without limitation, whether holders of Class A Ordinary Shares should redeem their shares or whether any party should participate in the PIPE Subscription.
The full text of Scura Partners’ written opinion, dated July 29, 2022, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken, is attached as Annex I and is incorporated by reference in this document. The summary of the written opinion of Scura Partners, dated July 29, 2022, set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Scura Partners’ opinion attached as Annex I. Scura Partners’ opinion was for the benefit of the Galata Board (in its capacity as such) and Scura Partners’ opinion was rendered to the Galata Board in connection with its evaluation of the Business Combination Agreement and did not address any terms or other aspects (other than the consideration to the extent expressly specified in Scura Partners’ opinion) contemplated by the Business Combination Agreement. Scura Partners’ opinion did not address Galata’s underlying business decision to effect such Business Combination or the relative merits of such Business Combination as compared to any alternative business strategies or transactions that might be available to Galata and did not address any legal, regulatory, tax, or accounting matters. Scura Partners’ opinion is not intended to and does not constitute a recommendation to any Galata shareholder as to how such shareholder should vote or act with respect to the Business Combination or any matter relating thereto.
With respect to the bullets listed below and in connection with rendering its opinion, although Scura Partners considered internal information provided to it with respect to the business, earnings, cash flow, assets, liabilities and prospects of Marti and discussions conducted with the management and representatives of Marti, Scura Partners created its own financial models that served as the basis for its analysis set forth below and the opinion it rendered to Galata’s board of directors.
In connection with its opinion, Scura Partners:
•
reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Marti furnished to Scura Partners by Galata, including financial and other forecasts provided to, or discussed with us by the management of Galata and the management of Marti;

•
reviewed certain internal information relating to expenses expected to result from the Business Combination furnished by Galata;

•
conducted discussions with members of the management and representatives of Galata and of Marti concerning the information described in the two foregoing bullet points;

•
reviewed Galata’s and Marti’s capital structure furnished to us by the management of Galata both on a standalone basis pre-Business Combination and on a pro forma basis giving effect to the Business Combination;

•
reviewed publicly available financial and stock market data of certain other companies in lines of business that Scura Partners deemed relevant;

•
reviewed a draft, dated July 29th, 2022, of the Business Combination Agreement; and

•
conducted such other financial studies and analyses and took into account such other information as Scura Partners deemed appropriate.

Scura Partners, with Galata’s consent, relied upon the information supplied to, discussed with or reviewed by Scura Partners for purposes of its opinion being complete and accurate in all material respects. Scura Partners did not assume any responsibility for independent verification of, and did not independently verify, any of such information.
With Galata’s consent, Scura Partners relied upon, without independent verification, the assessment of Galata and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. In addition, Scura Partners relied upon, with Galata’s consent, the assessments of the management of Galata as to the existing technology, products and services of Marti and the validity of, and risks associated with, the future technology, products and services of Marti. Scura Partners assumed, with Galata’s consent, that there will be no developments with respect to any of the foregoing that would affect Scura Partners’ analyses or opinion. With Galata’s consent, Scura Partners assumed that any adjustments to the consideration in accordance with the Business Combination Agreement or otherwise would not be material to Scura Partners’ analysis or its opinion. In addition, Scura Partners relied upon, with Galata’s consent, the assessments of the management of Galata as to Galata’s ability to retain key employees of Marti. In addition, with Galata’s consent, Scura Partners did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Marti or Galata, nor had Scura Partners been furnished with any such evaluation or appraisal.
Further, Scura Partners’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Scura Partners as of the date of its opinion. Scura Partners assumed no responsibility for updating its opinion based on developments after the date of its opinion. As stated above, Scura Partners’ opinion did not address the underlying business decision to effect the Business Combination Agreement or the relative merits of the same as compared to any alternative business strategies or transactions that might be available to Galata and does not address any legal, regulatory, tax, or accounting matters.
With Galata’s consent, Scura Partners did not opine on what the value of the shares of New Marti would be when issued pursuant to the Business Combination Agreement. Scura Partners did not express any opinion as to fair value or the solvency of Marti, New Marti or Galata following the Closing of the Business Combination. In rendering its opinion, Scura Partners assumed, with Galata’s consent, that the final executed form of the Business Combination Agreement would not differ in any material respect from the draft that Scura Partners reviewed, that the Business Combination will be consummated in accordance with its terms without any waiver or modification that could be material to Scura Partners’ analysis, and that the parties to the Business Combination Agreement will comply with all the material terms of the Business Combination Agreement. Scura Partners assumed, with Galata’s consent, that all governmental, regulatory, or other consents and approvals necessary for the completion of the Business Combination will be obtained except to the extent that could not be material to Scura Partners’ analysis.
Summary of the Financial Analyses of Scura Partners
In preparing its opinion to the Galata Board, Scura Partners performed a variety of financial and comparative analyses, and, for purposes of its opinion, used only those financial models that Scura Partners created. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying Scura Partners’ opinion, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses. The preparation of a financial opinion or analysis is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion or analysis is not readily susceptible to summary description. In arriving at its opinion, Scura Partners considered the results of all the analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any particular factor or method of analysis considered by it. Rather, Scura Partners made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Accordingly, Scura Partners believes that its analyses and factors summarized below must be considered as a whole and in context. Scura Partners further believes that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses and factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Scura Partners considered industry performance, general business, economic, market and financial conditions and other matters, existing as of the date of its opinion, many of which are beyond the control of Galata and Marti. No company, business or transaction reviewed is identical or directly comparable to Galata, Marti or their respective businesses or the transaction. Accordingly, an evaluation of these analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning business, financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions reviewed or views regarding the comparability of such companies, businesses or transactions. Accordingly, such analyses may not necessarily include all companies, businesses or transactions that could be deemed relevant. The estimates of the future performance of Galata and Marti in or underlying Scura Partners’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates or those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which a company may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the assumptions and estimates used in, and the ranges of valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as the views of Scura Partners regarding the actual values of Marti or Galata. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 29, 2022 and is not necessarily indicative of current market conditions.
Scura Partners did not recommend that any specific consideration constituted the only appropriate consideration in the Business Combination. The type and amount of consideration payable in the Business Combination was determined through negotiations between Galata and Marti, rather than by any financial advisor, and was approved by the Galata Board. The decision to enter into the Business Combination Agreement was solely that of the Galata Board and the Marti board of directors. Scura Partners’ opinion and analyses were only one of many factors considered by the Galata Board in its evaluation of the Business Combination and the consideration and should not be viewed as determinative of the views of the Galata Board or management with respect to the Business Combination or the consideration payable in the Business Combination.
Financial Analysis
Below is a summary of the material financial analyses provided by Scura Partners in connection with its opinion, dated July 29, 2022, to the Galata Board. The summary set forth below is not a comprehensive description of all analyses undertaken by Scura Partners in connection with its opinion, nor does the order of the analyses in the summary below indicate that any analysis was given greater weight than any other analysis. The financial analyses summarized below include information presented in tabular format. In order to fully understand Scura Partners’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Scura Partners. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Scura Partners. Future results may differ from those described and such differences may be material.
The financial data utilized for Galata in the financial analyses described below were based on, among other things: (i) certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Marti furnished to Scura Partners by Galata, including financial and other forecasts provided to, or discussed with us by the management of Galata and the management of Marti; (ii) certain internal information relating to expenses expected to result from the Business Combination furnished by Galata; (iii) discussions with members of the management and representatives of Galata and of Marti concerning the information described in clauses (i) and (ii); (iv) Galata’s and Marti’s capital structure furnished to us by the management of Galata both on a standalone basis pre-Business Combination and on a pro forma basis giving effect to the Business Combination; (v) publicly available financial and stock market data of certain other companies in lines of business that Scura Partners deemed relevant; (vi) a draft, dated July 29th, 2022, of the Business Combination Agreement; and (vii) such other financial studies and analyses and took into account such other information as Scura Partners deemed appropriate. Scura Partners assumed that Marti would have net debt less cash of $0 at Closing. As a result, the terms “Enterprise Value’ and “Equity Value” are identical in this analysis.
Marti Financial Analyses
Comparable Public Companies Analysis
Using public filings and other publicly available information, Scura Partners compared certain financial information of Marti to corresponding financial information for selected publicly traded companies providing mobility services which, based on its professional judgment and experience, Scura Partners considered generally relevant for purposes of analysis. Scura Partners divided these companies into small capitalization and large capitalization mobility companies. The selected large capitalization companies used in this analysis were as follows: Avis Budget Group, Inc., Dazhong Transportation (Group) Co., Ltd., Grab Holdings Limited, Hertz Global Holdings, Inc., Lyft, Inc. and Uber Technologies, Inc.
The selected small capitalization mobility companies used in this analysis were as follows: Bird Global, Inc., and Niu Technologies. Scura Partners did not include the following small capitalization mobility companies because S&P Capital IQ did not provide estimates for revenue or EBITDA for the year 2022 or later: ADA Société Anonyme, AZN Capital Corp., PT Batavia Prosperindo Trans Tbk, Escar Filo Kiralama Hizmetleri A.S., Helbiz, Inc., Toosla Société Anonyme, and PT Transkon Jaya Tbk.
As set forth in the table below, for each small capitalization selected company, Scura Partners calculated its enterprise value (defined as equity market value, plus debt, lease liabilities, preferred stock and minority interests, less cash and cash equivalents) as a multiple of its revenue for fiscal year ends 2022, 2023 and 2024 (“Enterprise Value / 2022 Revenue”, “Enterprise Value / 2023 Revenue”, and “Enterprise Value / 2024 Revenue”).
(U.S. dollars in millions)
	Enterprise Value	Revenue 2022	Revenue 2023	Revenue 2024	Enterprise Value / Revenue 2022	Enterprise Value / Revenue 2023	Enterprise Value / Revenue 2024
Bird Global, Inc.	$172	$306	$574	NA	0.6x	0.3x	NA
Niu Technologies	$403	$681	$6,570	$8,163	0.6x	0.1x	0.05x
The mean Enterprise Value / 2022 Revenue, Enterprise Value / 2023 Revenue, and Enterprise Value / 2024 Revenue multiples observed for the small capitalization mobility companies were 0.6x, 0.2x and 0.05x, respectively.
As set forth in the table below, for each selected small capitalization mobility company, Scura Partners calculated its enterprise value (defined as equity market value, plus debt, lease liabilities, preferred stock and minority interests, less cash and cash equivalents) as a multiple of its revenue for fiscal year ends 2022, 2023 and 2024 (“Enterprise Value / 2022 EBITDA”, “Enterprise Value / 2023 EBITDA”, and “Enterprise Value / 2024 EBITDA”).
(U.S. dollars in millions)
	Enterprise Value	EBITDA 2022		EBITDA 2023	EBITDA 2024	Enterprise Value / EBITDA 2022	Enterprise Value / EBITDA 2023	Enterprise Value / EBITDA 2024
Bird Global, Inc.	$172	-$	63	$58	NA	NA	3.0x	NA
Niu Technologies	$403		$57	$94	$118	7.1x	4.3x	3.4x
The mean Enterprise Value / 2022 EBITDA, Enterprise Value / 2023 EBITDA, and Enterprise Value / 2024 EBITDA multiples observed for the selected small capitalization mobility companies were 7.1x, 3.6x and 3.4x, respectively.
Using its professional judgment and experience, Scura Partners applied a range of mean multiples of estimated EV / EBITDA for 2022, 2023 and 2024 to Marti’s expected revenue, based on Scura Partners’ financial model forecasts, for those years to produce a range of enterprise values for Marti between $120 to $722 million.

The selected large capitalization mobility companies used in this analysis were as follows: Avis Budget Group, Inc., Grab Holdings Limited, Hertz Global Holdings, Inc., Lyft, Inc. and Uber Technologies, Inc. Scura Partners did not include the following large capitalization mobility company because S&P Capital IQ did not provide estimates for revenue or EBITDA for the periods after the last twelve months: Dazhong Transportation (Group) Co., Ltd.
As set forth in the table below, for each large capitalization mobility company peer, Scura Partners calculated its enterprise value (defined as equity market value, plus debt, lease liabilities, preferred stock and minority interests, less cash and cash equivalents) as a multiple of its estimated revenue for fiscal year ends 2025, 2026 and 2027 (“Enterprise Value / 2025 Revenue”, “Enterprise Value / 2026 Revenue”, and “Enterprise Value / 2027 Revenue”).
(U.S. dollars in millions)
	Enterprise Value	Revenue 2025	Revenue 2026	Revenue 2027
Avis Budget Group, Inc.	$26,273	NA	NA	NA
Grab Holdings Limited	$6,062	3278.0x	NA	$9,080
Hertz Global Holdings, Inc.	$19,242	NA	NA	NA
Lyft, Inc.	$3,616	$6,993	$8,120	$8,377
Uber Technologies, Inc.	$47,672	$52,366	$57,818	$67,818
	Enterprise Value/ Revenue 2025	Enterprise Value/ Revenue 2026	Enterprise Value/ Revenue 2027
Avis Budget Group, Inc.	NA	NA	NA
Grab Holdings Limited	1.8x	NA	0.7x
Hertz Global Holdings, Inc.	NA	NA	NA
Lyft, Inc.	0.5x	0.4x	0.4x
Uber Technologies, Inc.	1.0x	0.8x	0.7x
The mean Enterprise Value / 2025 Revenue, Enterprise Value / 2026 Revenue, and Enterprise Value / 2027 Revenue multiples observed for the large capitalization mobility company peers were 1.1x, 0.6x and 0.6x, respectively. The median Enterprise Value / 2025 Revenue, Enterprise Value / 2026 Revenue, and Enterprise Value / 2027 Revenue multiples observed for the large capitalization mobility company peers were 1.0x, 0.6x and 0.7x, respectively.
Using its professional judgment and experience, Scura Partners applied a range of mean multiples of estimated EV / Revenue for 2025, 2026 and 2027 to Marti’s expected revenue, based on Scura Partners’ financial model forecasts, for those years to produce a range of enterprise values for Marti between $517 to $824 million.
As set forth in the table below, for each large capitalization mobility company peer, Scura Partners calculated its enterprise value (defined as equity market value, plus debt, lease liabilities, preferred stock and minority interests, less cash and cash equivalents) as a multiple of its EBITDA for fiscal year ends 2024, 2025, 2026 and 2027 (“Enterprise Value / 2024 EBITDA”, “Enterprise Value / 2025 EBITDA”, “Enterprise Value / 2026 EBITDA”, and “Enterprise Value / 2027 EBITDA”).
(U.S. dollars in millions)
	Enterprise Value	EBITDA 2024		EBITDA 2025	EBITDA 2026	EBITDA 2027
Avis Budget Group, Inc.	$26,273		$1,994
Grab Holdings Limited	$6,052	-$	56	857.8x	$852	$847
Hertz Global Holdings, Inc.	$19,242
Lyft, Inc.	$3,516		$900	$1,176	$1,469	$1,545
Uber Technologies, Inc.	$47,672		$5,071	$6,909	$9,168	$10,594

	Enterprise Value/ EBITDA 2024	Enterprise Value/ EBITDA 2025	Enterprise Value/ EBITDA 2026	Enterprise Value/ EBITDA 2027
Avis Budget Group, Inc.	13.2x
Grab Holdings Limited		7.1x	7.1x	7.1x
Hertz Global Holdings, Inc.
Lyft, Inc.	3.9x	3.0x	2.4x	2.3x
Uber Technologies, Inc.	9.4x	6.9x	5.2x	4.5x
The mean Enterprise Value / 2024 EBITDA, Enterprise Value / 2025 EBITDA, Enterprise Value / 2026 EBITDA, and Enterprise Value / 2027 EBITDA multiples observed for the large capitalization mobility company peers were 8.8x, 5.7x, 4.9x and 4.6x, respectively. The median Enterprise Value / 2024 EBITDA, Enterprise Value / 2025 EBITDA, Enterprise Value / 2026 EBITDA, and Enterprise Value / 2027 EBITDA multiples observed for the large capitalization mobility company peers were 9.4x, 6.9x, 5.2x and 4.5x, respectively.
Using its professional judgment and experience, Scura Partners applied a range of mean multiples of estimated EV / EBITDA for 2024, 2025, 2026 and 2027 to Marti’s expected EBITDA, based on Scura Partners’ financial model forecasts, for those years to produce a range of enterprise values for Marti between $1,863 to $2,577 million.
Precedent Transactions Analysis
Scura Partners did not identify transactions involving companies with publicly available financial information that Scura Partners believed, based on its experience and professional judgment, to be generally relevant for purposes of this analysis.
Discounted Cash Flow Analysis
Scura Partners performed a discounted cash flow (“DCF”) analysis of Marti using a financial forecast that Scura Partners developed with the guidance of Galata’s management and other information and data provided by the Galata’s management to calculate the estimated present value of the future unlevered after-tax free cash flows projected to be generated by Marti through the end of 2027. Based on the information provided by Galata’s management, with the consent of the Board, Scura Partners assumed that the Business Combination would close on or about December 31, 2022. Scura Partners performed DCF analyses for two sets of periods (i) January 1, 2023 through 2027 and (ii) for all periods after fiscal year 2027 (the “Stub Period”).
In performing the DCF analysis of Marti, Scura Partners utilized a range of discount rates between 12.3% and 16.3%. A mid-range discount rate of 14.3% was calculated based on an estimate of Marti’ weighted average cost of capital (“WACC”), arrived at using the capital asset pricing model, incorporating:
(i)
an unlevered beta of 1.06x based on the unlevered beta of comparable companies;

(ii)
a risk-free rate of return of 3.27% based on the yield on the 20-year U.S. treasury bond as of June 27, 2022;

(iii)
a market return (Rm) of 8.92% based on the 20-year average return on the S&P 500 index;

(iv)
a size premium of between 1% and 3% estimated based on the market return premium assigned to businesses (public companies) with an enterprise value between $200 million and $1.0 billion; and

(v)
the assumption that Marti’s capital structure would be funded with 60% equity and 40% debt, with a cost of debt of 8.0%, through the end of each set of periods.

In consultation with the Galata and Marti management teams, Scura Partners assumed Marti’s long run capital structure would be funded with 60% equity and 40% debt, with a cost of debt of 8.0%. Scura

Partners estimated the range of discount rates using the mid-range discount rate and based on its experience and professional judgement.
In performing the DCF analysis of Marti to arrive at a range of terminal values, Scura Partners applied terminal value multiples of between 16.0x and 24.0x to EBITDA in the final year. Scura Partners derived a mid-range terminal value multiple of 20.0x based on current EBITDA trading multiples for selected publicly traded companies with anticipated growth rates similar to the growth rate for Marti anticipated for the terminal year. Based on its experience and professional judgement, Scura Partners estimated a range of terminal value multiples using the mid-range terminal value multiple.
After-tax free cash flows from each period in each set were discounted to December 31, 2022 using the mid-period convention. Terminal value for each set were discounted from the end of the relevant fiscal year to December 31, 2022.
Using an assumption of cash and cash equivalents of $8.5 million, the DCF analysis indicated the following implied total equity value for Marti:
(U.S. dollars in millions)
	EBITDA — Capex
	16.0x	18.0x	20.0x	22.0x	24.0x
Equity Value	$1,530	$1,743	$1,956	$2,168	$2,381
	Weighted Average Cost of Capital
	12.3%	13.3%	14.3%	15.3%	16.3%
Equity Value	$2,157	$2,054	$1,956	$1,863	$1,775
	Size Premium
	1.0%	1.5%	2.0%	2.5%	3.0%
Equity Value	$1,097	$1,051	$1,008	$966	$926
	Country Risk Premium
	1.0%	1.5%	2.0%	2.5%	3.0%
Equity Value	$2,014	$1,984	$1,956	$1,927	$1,899
The present value of the Stub Period (i.e., the present value of the unlevered free cash flow for all periods after fiscal year 2027) represents approximately 109.3% of Marti’s equity value, assuming the mid-range terminal value multiple of 20.0x of fiscal year EBITDA — Capex, and the mid-range WACC of 14.3% incorporating the mid-range size premium of 2.0%, and the mid-range country risk premium of 2.0%.
General
In connection with Scura Partners’ services as a financial advisor to the Galata Board, Galata agreed to pay Scura Partners an aggregate fee of $200,000. In addition, Galata has agreed to reimburse certain of Scura Partners’ expenses arising, and to indemnify Scura Partners against certain liabilities that may arise, out of Scura Partners’ engagement. Scura Partners expects to deliver a bringdown fairness opinion in connection with the Closing of the Business Combination.
Scura Partners, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In the two-year period prior to the date of Scura Partners’ opinion, Scura Partners has not provided any investment banking services to Galata. In the two-year period prior to the date of Scura Partners’ opinion, Scura Partners has not been engaged to provide financial advisory or other services to Marti and Scura Partners has not received any compensation from Marti during this period. In addition, in the ordinary course, Scura Partners’ employees may trade securities of Galata, Marti and certain of their respective affiliates for their own accounts and, accordingly, may at any time hold a long or short position in such securities. The issuance of Scura Partners’ opinion was approved by the opinion committee of Scura Partners.

Scura Partners is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Scura Partners was selected to act as investment banker to Galata because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions generally and in particular, as an advisor to special purpose acquisition companies, as well as its familiarity with the business of Galata.
Scura Partners’ engagement and its written opinion are for the benefit of the Galata Board (in its capacity as such) and its written opinion was rendered to the Galata Board in connection with its evaluation of the Business Combination. Scura Partners’ opinion is not intended to and does not constitute a recommendation to any Galata shareholder as to how such shareholder should vote or act with respect to the Business Combination or any matter relating thereto.
Satisfaction of the 80% Test
It is a requirement under the Existing Articles of Association and the NYSE American listing requirements that the business or assets acquired in the Initial Business Combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (net of amounts disbursed to Galata’s management for working capital purposes and excluding the deferred underwriting discounts and commissions) at the time of the execution of a definitive agreement for the Initial Business Combination. As of July 29, 2022, the date of the execution of the Business Combination Agreement, the fair value of marketable securities held in the Trust Account was approximately $ $141,811,167 (excluding approximately $5,031,250 of deferred underwriting commissions and taxes payable on the income earned on the Trust Account) and 80% thereof represents approximately $113,448,933. In connection with its evaluation and approval of the Business Combination, the Galata Board determined that the fair market value of Marti equaled $450 million based on, among other things, comparable company EBITDA multiples and revenue multiples.
Unaudited Prospective Financial Information
In evaluating the Business Combination, the Galata Board reviewed certain financial projections prepared by Marti through the 2023 year-end. The Galata management reviewed the projections and presented key elements of the projections to the Galata Board as part of Galata Board’s review and subsequent approval of the Business Combination. Galata and Marti do not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of future performance, revenue, financial condition or other results. However, in connection with the proposed Business Combination, management of Galata used the financial projections as set forth below as part of its comprehensive analysis. The projections were prepared solely for internal use and not with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.
The inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that Galata, Marti, their respective directors, officers, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. No person has made or makes any representation or warranty to any Galata shareholder regarding the information included in these financial projections. The financial forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on this information. The projections should not be viewed as public guidance and you are cautioned not to rely on the projections in making a decision regarding the Business Combination, as the projections may be materially different than actual results. New Marti will not refer back to the financial projections in its future periodic reports filed under the Exchange Act.
The forecasts include Adjusted EBITDA and Adjusted EBITDA Margin, which are non-GAAP financial measures. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. None of Marti’s independent registered public accounting firm, Galata’s independent registered public accounting firm nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Nonetheless, a summary of the projections is provided in this proxy statement/prospectus only because the projections were made available to Galata and the Galata Board in connection with their review of the proposed Business Combination.
These financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the section titled “Risk Factors” in this proxy statement/prospectus.
EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF MARTI’S INTERNAL FINANCIAL PROJECTIONS, GALATA UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS AND THEIR PRESENTATION TO THE GALATA BOARD, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.
The unaudited prospective financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, Marti. Neither KPMG Türkiye, Marti’s independent registered public accounting firm, nor Marcum LLP, Galata’s independent registered public accounting firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying unaudited prospective financial information and, accordingly, neither KPMG Türkiye nor Marcum LLP express an opinion or any other form of assurance with respect thereto. The KPMG Türkiye report included in this proxy statement/prospectus relates to Marti’s previously issued financial statements. It does not extend to the unaudited prospective financial information and should not be read to do so.
Key Financial Metrics:
The projections set out below assume the consummation of the Business Combination. As described above, Marti’s ability to achieve these projections will depend upon a number of factors outside of its control. These factors include significant business, economic and competitive uncertainties and contingencies. Marti developed these projections based upon assumptions with respect to future business decisions and conditions that are subject to change, including Marti’s execution of its strategies and product development, as well as growth in the markets in which it currently operates and proposes to operate. As a result, Marti’s actual results may materially vary from the projections set out below. See also “Cautionary Statement Regarding Forward-Looking Statements” and the risk factors set out in “Risk Factors.”
Prospective Financial Information as of August 2022:
The key elements of the projections provided by Marti’s management to the Galata Board are as follows:
	Fiscal Year Ending December 31,
	2020A(1)	2021A(1)	2022E	2023E(2)	FD(3)
Rides (thousand)	8,737	17,786	26,754	72,767	102,696
Average Rides per Vehicle Per Day	4.1x	2.9x	2.4x	3.0x	2.9x
Average Daily Vehicles Deployed	5,901	16,899	30,307	66,876	95,819
Net Revenue (thousand)	$9,763	$16,999	$23,370	$85,413	$125,285
YoY Growth	612%	74%	34%	265%	436%
Pre-depreciation Contribution (thousand)	$2,656	$5,460	$8,719	$46,682	$71,279
Pre-depreciation Contribution Margin	27%	32%	37%	55%	57%

	Fiscal Year Ending December 31,
	2020A(1)	2021A(1)	2022E	2023E(2)	FD(3)
Opex (thousand)	$(7,132)	$(15,243)	$(17,144)(6)	$(37,926)	$(52,346)
% of Net Revenue	73%	90%	73%	44%	42%
Adjusted EBITDA (thousand)	$823	$(759)	$835(4)	$31,731	$54,736
Adjusted EBITDA Margin	(8)%	(4)%	4%	37%	44%
Capex (thousand)	$(9,234)	$(22,892)	$(9,550)(5)	$(86,187)(5)	$(144,616)(5)
% of Net Revenue	95%	135%	41%	101%	115%

(1)
Updated to reflect audited GAAP results for the years ended December 31, 2020 and 2021.

(2)
2023 estimates assumed receipt of proceeds from $57.5 million in Convertible Note commitments (including commitments for the Pre-Fund Notes that will convert into the Convertible Notes) plus assumed incremental PIPE commitments of up to $92.5 million to be raised.

(3)
FD refers to Fully Deployed figures for the 12 months immediately following the consummation of the Business Combination that Marti would be expected to achieve in 2023 if only the proceeds from the $57.5 million in Convertible Note commitments (including commitments for the Pre-Fund Notes that will convert into the Convertible Notes) plus assumed incremental PIPE commitments of up to $92.5 million to be raised were to be deployed towards purchasing E-Scooters, E-Mopeds and E-Bikes immediately upon receipt.

(4)
2022E Adjusted EBITDA adjusted for approximately $17 million of proposed deSPAC related transaction fees.

(5)
Includes down payments made in December 2022 for vehicles purchased in 2023.

(6)
Net of one time transaction fees of $17 million, to be paid to certain third parties, including underwriters, placement agents, legal advisors, financial advisors, auditors, consultants, and fairness opinion provider.

Updated Prospective Financial Information as of December 2022:
Following Marti management’s August 2022 preparation of financial projections for 2022 through 2023 for the Galata Board, as summarized immediately above, Marti has continued to evaluate the assumptions used to prepare the financial projections originally prepared for the Galata Board. In December 2022, Marti further evaluated its financial projections in light of its operating and financial results to date as well as certain developments and assumptions underlying the financial projections originally prepared for the Galata Board, including:
•
A revised target date for the consummation of the Business Combination and related cash infusion;

•
Marti’s investments in its car-pooling service pilot which was launched in October 2022; and

•
Adjustments to Marti’s revenue and expense figures as a result of additional (and more recent) information pertaining to Marti’s rides per vehicle per day, revenue per ride, operating costs and general and administrative expenses. For more information, see “Marti Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting Operating Results” and “— Key Metrics and Non-GAAP Financial Measures.”

The table below sets forth Marti’s revised projections for 2022 through 2023 as of December 2022. The 2020 and 2021 information included below is based on Marti’s audited results and is unchanged from the figures set forth above in the projections originally prepared for the Galata Board.
	Fiscal Year Ending December 31,
	2020A(1)	2021A(1)	2022E	2023E(2)	FD(3)
Rides (thousand)	8,737	17,786	28,186	27,005	82,169
Average Rides per Vehicle Per Day	4.1x	2.9x	2.4x	2.2x	2.2x

	Fiscal Year Ending December 31,
	2020A(1)	2021A(1)	2022E	2023E(2)	FD(3)
Average Daily Vehicles Deployed	5,901	16,899	32,434	33,066	103,361
Net Revenue (thousand)	$9,763	$16,999	$24,683	$34,662	$137,842
YoY Growth	612%	74%	45%	40%	NM%
Pre-depreciation Contribution (thousand)	$2,656	$5,460	$8,239	$15,438	$85,333
Pre-depreciation Contribution Margin	27%	32%	33%	45%	62%
Opex (thousand) . . . . . . . . . . . . . . . . .	$(7,132)	$(15,243)	$(17,831)	$(30,505)(4)	$(63,510)
% of Net Revenue	73%	90%	72%	88%	46%
Adjusted EBITDA(5) (thousand)	$(823)	$(759)	$(804)(4)	$(4,301)(4)	$59,159
Adjusted EBITDA Margin	(8)%	(4)%	(3)%	(12)%	43%
Capex (thousand)	$(9,234)	$(22,892)	$(11,128)	$(4,610)	$(123,485)
% of Net Revenue	95%	135%	45%	13%	90%

(1)
Based on audited GAAP results for the years ended December 31, 2020 and 2021.

(2)
2023 estimates assume receipt of proceeds from approximately $62.0 million in Convertible Note commitments (including commitments for the Pre-Fund Notes which will convert into the Convertible Notes) plus assumed incremental PIPE commitments of up to approximately $88.0 million to be raised post-announcement.

(3)
FD refers to Fully Deployed figures for the 12 months immediately following the consummation of the Business Combination that Marti would be expected to achieve if only the proceeds from the approximately $62.0 million in Convertible Note commitments (including commitments for the Pre- Fund Notes that will convert into the Convertible Notes) plus assumed incremental PIPE commitments of up to approximately $88.0 million to be raised post-announcement were to be deployed towards purchasing e-scooters, e-mopeds and e-bikes immediately upon receipt.

(4)
2023E Adjusted EBITDA and Opex adjusted for one-off approximately $10.0 million of proposed transaction fees related to the Business Combination.

(5)
Adjusted EBITDA adjusted for one-off and non-cash expenses in all periods. Adjusted EBITDA is calculated by adding depreciation, amortization, taxes, financial expenses (net of financial income) and one time charges and non-cash adjustments, mainly comprised of customs tax provision expenses resulting from the one time restatement of customs duty, period adjustments for the founders’ salary and lawsuit provision expense, to net income (loss).

Updated Prospective Financial Information as of May 2023:
Following Marti management’s December 2022 preparation of financial projections for 2022 through 2023 for the Galata Board, as summarized immediately above, Marti has continued to evaluate the assumptions used to prepare the financial projections originally prepared for the Galata Board. In May 2023, Marti further evaluated its financial projections in light of its operating and financial results to date as well as certain developments and assumptions underlying the financial projections originally prepared for the Galata Board, including:
•
A revised target date for the consummation of the Business Combination and related cash infusion;

•
Adjustments to Marti’s investments in its car-pooling service pilot which was launched in October 2022 as a result of additional information; and

•
Adjustments to Marti’s revenue and expense figures as a result of additional (and more recent) information pertaining to Marti’s rides per vehicle per day, revenue per ride, operating costs and general and administrative expenses. For more information, see “Marti Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting Operating Results” and “— Key Metrics and Non-GAAP Financial Measures.”

The table below sets forth Marti’s revised projections for 2023 as of May 2023. The 2020, 2021 and 2022 information included below is based on Marti’s audited results and is unchanged from the figures set forth above in the projections originally prepared for the Galata Board.
	Fiscal Year Ending December 31,
	2020A(1)	2021A(1)	2022A	2023E(2)	FD(3)
Rides (thousand)	8,737	17,786	28,496	22,747	74,359
Average Rides per Vehicle Per Day	4.1x	2.9x	2.4x	1.9x	2.0x
Average Daily Vehicles Deployed	5,901	16,899	33,004	33,066	103,361
Net Revenue (thousand)	$9,763	$16,999	$24,988	$28,082	$116,998
YoY Growth	612%	74%	47%	12%	NM%
Pre-depreciation Contribution (thousand)	$2,572	$5,248	$6,352	$12,986	$73,082
Pre-depreciation Contribution Margin	26%	31%	25%	46%	62%
Opex (thousand)	$(6,917)	$(14,570)	$(21,874)	$(26,915)(4)	$(62,904)
% of Net Revenue	71%	86%	88%	96%	54%
Adjusted EBITDA(5) (thousand)	$(1,121)	$(1,645)	$(3,873)(4)	$(1,957)(4)	$46,941
Adjusted EBITDA Margin	(11)%	(10)%	(15)%	(7)%	40%
Capex (thousand)	$(9,234)	$(22,892)	$(9,652)	$(3,028)	$(123,485)
% of Net Revenue	95%	135%	39%	11%	106%

(1)
Based on audited GAAP results for the years ended December 31, 2020, 2021 and 2022. See note 2.4 to Marti’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

(2)
2023 estimates assume receipt of proceeds from approximately $53.0 million in Convertible Note commitments (including commitments for the Pre-Fund Notes which will convert into the Convertible Notes) plus assumed incremental PIPE commitments of up to approximately $97.0 million to be raised post-announcement.

(3)
FD refers to Fully Deployed figures for the 12 months immediately following the consummation of the Business Combination that Marti would be expected to achieve if only the proceeds from the approximately $53.0 million in Convertible Note commitments (including commitments for the Pre-Fund Notes that will convert into the Convertible Notes) plus assumed incremental PIPE commitments of up to approximately $97.0 million to be raised post-announcement were to be deployed towards purchasing e-scooters, e-mopeds and e-bikes immediately upon receipt.

(4)
2023E Adjusted EBITDA and Opex adjusted for one-off approximately $10 million of proposed transaction fees related to the Business Combination.

(5)
Adjusted EBITDA adjusted for one-off and non-cash expenses in all periods. Adjusted EBITDA is calculated by adding depreciation, amortization, taxes, financial expenses (net of financial income) and one time charges and non-cash adjustments, mainly comprised of customs tax provision expenses resulting from the one time restatement of customs duty, period adjustments for the founders’ salary and lawsuit provision expense, to net income (loss).

General
This summary of the forecasts is not being included in this proxy statement/prospectus to influence your decision whether to vote in favor of any proposal presented at the General Meeting (including the Condition Precedent Proposals), but is being included because such forecasts were made available by Galata’s management to the Galata Board. None of Marti, Galata or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from the forecasts, and none of them undertake any obligation to update or otherwise revise or reconcile the forecasts to reflect circumstances existing after the date the forecasts were generated, including in respect of the potential impact of the COVID-19 pandemic (or any escalation thereof), or to reflect the occurrence of events that have taken place since the date the forecasts were generated or may take place in the future even in the event that any or all of the assumptions underlying the forecasts are shown to be in error, in each case, except as may be required under applicable law. While presented with numerical specificity, these forecasts were based on numerous variables and assumptions known to Marti and Galata at the time of preparation. These variables and assumptions are inherently uncertain and many are beyond the control of Marti and Galata. Important factors that may affect actual results and cause the forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the businesses of Marti (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the competitive environment, changes in technology, general business and economic conditions and other factors described or referenced under the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this proxy statement/prospectus, or described or referenced in Galata’s filings with the SEC, including Galata’s annual report on Form 10-K for the fiscal year ended December 31, 2022. Various assumptions underlying the forecasts may prove to not have been, or may no longer be, accurate, and the inclusion of the forecasted information should not be regarded as an indication that the Galata Board, Galata, Marti (or any of their respective affiliates, officers, directors, advisors or other representatives) or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results of Marti’s or Galata’s operations or results and should not be relied upon as such. The forecasts are subjective in many respects. The forecasts may not be realized, and actual results may be significantly higher or lower than projected in the forecasts. The forecasts cover multiple years and such information by its nature becomes less predictive with each successive year. The forecasts also reflect assumptions as to certain business strategies or plans that are subject to change. As a result, the inclusion of the forecasts in this proxy statement/prospectus should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the forecasts. For all of these reasons, the forward-looking financial information described above and the assumptions upon which they are based (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties, and readers of this proxy statement/prospectus are cautioned not to rely on them.
Non-GAAP Financial Measures
The forecasts were prepared solely for internal use and not prepared with a view to publicly disclose such information. The forecasts contain certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA is calculated by adding depreciation, amortization, taxes, financial expenses (net of financial income) and one time charges and non-cash adjustments, mainly comprised of customs tax provision expenses resulting from the one time restatement of customs duty, period adjustments for the founders’ salary and lawsuit provision expense, to net income (loss). Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by Revenue. These measures are not measurements of Marti’s financial performance under GAAP and should not be considered in isolation or as alternatives to net income (loss) or any other performance measures derived in accordance with GAAP. Marti and Galata believe Adjusted EBITDA and Adjusted EBITDA margin provide useful information to management and investors regarding certain financial and business trends relating to Marti’s financial condition and results of operations. Marti and Galata believe that the use of Adjusted EBITDA and Adjusted EBITDA Margin provide an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Marti’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider Adjusted EBITDA in isolation or as an alternative to financial measures determined in accordance with GAAP. The use of Adjusted EBITDA instead of GAAP measures has limitations as an analytical tool, and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of Marti’s results of operations as reported under GAAP.
Set forth below are reconciliations of net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA, based on financial information available to or projected by Marti.

August 2022 Reconciliation of Net Income (Loss) to Adjusted EBITDA:
(in thousands except as otherwise noted)	2020 A	2021 A	2022 E	2023 E	FD
Net Income (Loss)	$(4,630)	$(14,472)	$(3,495)	$(8,347)	$231
Depreciation and Amortization	2,936	6,147	9,259	23,938	35,803
Income Tax Expense	0	888	(5,040)	(2,493)	69
Financial Income	(17)	(180)	(1,290)	0	0
Financial Expense	696	4,925	1,400	18,633	18,633
Customs tax provision expense	0	592	0	0	0
Lawsuit provision expense	10	35	0	0	0
Founders’ salary adjustment	0	218	0	0	0
Other	0	238	0	0	0
Stock based compensation expense accrual	181	852	0	0	0
Adjusted EBITDA	$(823)	$(759)	$835	$31,731	$54,736
Net Revenue	$9,763	$16,999	$23,370	$85,413	$125,285
Adjusted EBITDA Margin	(8)%	(4)%	4%	37%	44%
Revised December 2022 Reconciliation of Net Income (Loss) to Adjusted EBITDA:
(in thousands except as otherwise noted)	2020 A	2021 A	2022 E	2023 E	FD
Net Loss	$(4,630)	$(14,472)	$(9,309)	$(18,511)	$(1,381)
Depreciation and Amortization	2,936	6,147	8,788	10,766	37,336
Income Tax Expense	0	888	(334)	(8,964)	(413)
Financial Income	(17)	(180)	(2,057)	0	0
Financial Expense	696	4,925	2,108	12,408	23,617
Customs tax provision expense	0	592	0	0	0
Lawsuit provision expense	10	35	0	0	0
Founders’ salary adjustment	0	218	0	0	0
Other	0	238	0	0	0
Stock based compensation expense accrual	181	852	0	0	0
Adjusted EBITDA	$(823)	$(759)	$(804)	$(4,301)	$59,159
Net Revenue	$9,763	$16,999	$24,683	$34,662	$137,842
Adjusted EBITDA Margin	(8)%	(4)%	(3)%	(12)%	43%
May 2023 Reconciliation of Net Income (Loss) to Adjusted EBITDA:
(in thousands except as otherwise noted)	2020 A(1)	2021 A(1)	2022 A	2023 E	FD
Net Loss	$(4,630)	$(14,472)	$(14,246)	$(16,822)	$(10,375)
Depreciation and Amortization	2,722	5,473	9,097	11,972	35,888
Income Tax Expense	0	888	0	(6,009)	(3,099)
Financial Income	(17)	(180)	(2,567)	0	0
Financial Expense	613	4,712	1,932	8,902	23,652
Customs tax provision expense	0	592	78	0	0
Lawsuit provision expense	10	35	175	0	0
Founders’ salary adjustment	0	218	0	0	0
Other	0	238	0	0	0
Stock based compensation expense accrual	181	852	1,658	0	0

(in thousands except as otherwise noted)	2020 A(1)	2021 A(1)	2022 A	2023 E	FD
Adjusted EBITDA	$(1,121)	$(1,645)	$(3,873)	$(1,957)	$46,941
Net Revenue	$9,763	$16,999	$24,988	$28,082	$116,998
Adjusted EBITDA Margin	(11)%	(10)%	(15)%	(7)%	40%

(1)
See note 2.4 to Marti’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Interests of Certain Persons in the Business Combination
In considering the recommendation of the Galata Board to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, the Sponsor and certain of Galata’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other shareholders generally. Galata’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:
•
the fact that the Sponsor paid an aggregate of $7,250,000 for Private Placement Warrants that would expire worthless if the Business Combination is not consummated;

•
the fact that the Galata Founder Shareholders have agreed, for no consideration, not to redeem any Galata Shares held by them in connection with a shareholder vote to approve the Business Combination;

•
the fact that the Sponsor paid an aggregate of $25,000 for its 3,593,750 Founder Shares, including 15,000 Founder Shares which were subsequently transferred to Gala Investments, which is controlled by Andrew Stewart, one of Galata’s advisors, and that such securities will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would be valued at approximately $      , based on the closing price of the Class A Ordinary Shares of $      per share on           , 2023;

•
the fact that the Galata Founder Shareholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Galata fails to complete the Initial Business Combination by July 13, 2023;

•
if the Trust Account is liquidated, including in the event Galata is unable to complete the Initial Business Combination within the required time period, the Sponsor has agreed to indemnify Galata to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser amount per public share as is in the Trust Account on the liquidation date, by the claims of (a) any vendor or other person who is owed money by Galata for services rendered, or products sold to, or contracted for Galata or (b) a prospective target business with which Galata has entered into an acquisition agreement, but only if such a vendor or other person or target business has not executed a waiver of all rights to seek access to the Trust Account;

•
the fact that the Sponsor and Galata’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•
the fact that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other Galata shareholders experience a negative rate of return in the post-business combination company;

•
the fact that after the completion of the Business Combination, directors or members of Galata’s management team who remain with New Marti may receive equity grants under the New Marti Incentive Plan;

•
the fact that Daniel Freifeld, who is an officer and director of Galata, has indirectly through his affiliate, Farragut, agreed to subscribe for the Farragut Pre-Fund Notes at an aggregate purchase price of at least $15,000,000, which will convert into Convertible Notes at Closing;

•
the fact that Callaway, which is an affiliate of Daniel Freifeld, or its designee has the option (but not the obligation) to subscribe for Convertible Notes in an aggregate principal amount up to $40,000,000 during the period beginning on the Closing Date and ending on the one year anniversary of the Closing Date;

•
the fact that, although there are no such unreimbursed expenses as of March 31, 2023, the Sponsor and Galata’s officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on Galata’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations;

•
the fact that, although there is no amount outstanding on such promissory note as of March 31, 2023, the Sponsor issued an unsecured promissory note to the Company, pursuant to which the Company could borrow up to an aggregate principal amount of $250,000 to cover Initial Public Offering-related and organizational expenses;

•
the fact that, although there are no such loans outstanding as of March 31, 2023, the Sponsor or an affiliate of the Sponsor, or certain of Galata’s officers and directors may, but are not obligated to, make working capital loans to the Company that may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, converted upon completion of a Business Combination into up to 1,500,000 warrants at a price of $1.00 per warrant;

•
the fact that the Sponsor will lose its entire investment in Galata if the Initial Business Combination is not completed;

•
the fact that Daniel Freifeld indirectly controls the Sponsor, which currently holds more than 5% interest in Galata; and

•
the fact that Daniel Freifeld will be appointed to the New Marti Board following the Closing.

Redemption Rights
Under the Existing Articles of Association, public shareholders may, in connection with any vote on a Business Combination, elect to have their public shares redeemed by Galata for cash at the applicable redemption price per share calculated in accordance with the Existing Articles of Association in the event the Business Combination is consummated. As of March 31, 2023, this would have amounted to approximately $10.26 per share. If a shareholder exercises their redemption rights, then such shareholder will exchange their public shares for cash and will not own public shares or shares of Galata. At least one day prior to the Closing Date and, in any case, before the Deemed Domestication, a public shareholder will be entitled to receive cash for Class A Ordinary Shares only if they properly demand redemption and delivers or tender the shares (either physically or electronically and other redemption forms) to Galata’s transfer agent, Continental Stock Transfer & Trust Company, in accordance with the procedures described herein. Notwithstanding the foregoing, a public shareholder, together with any affiliate of its or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights in excess of the 15% threshold, in accordance with the Existing Articles of Association. Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public shareholder or group will not be redeemed for cash. In order to determine whether a shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) with any other shareholder, Galata will require each public shareholder seeking to exercise redemption rights to certify to Galata whether such public shareholder is acting in concert or as a group with any other shareholder. Each redemption of Class A Ordinary Shares by Galata’s public shareholders will decrease the amount in the Trust Account. In no event will Galata redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001 of net tangible assets after giving effect to the redemption of public shares by Galata’s public shareholders, in accordance with the Articles of Association and after giving effect to the Subscription. See the subsection titled “Extraordinary General Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Sources and Uses for the Business Combination
The following table summarizes the sources and uses for funding the Business Combination. These figures assume that no public shareholders exercise their redemption rights in connection with the Business Combination
Sources	$MM	Uses	$MM
Cash in Trust Account	148.7	Cash to Balance Sheet	288.7
Issuance of Shares	450.0	Existing Marti Shareholders	450.0
Convertible Note Proceeds (committed and including proceeds from the Pre-Fund Notes convertible into the Convertible Notes)	53.0	Fees and Expenses	10.0
Convertible Note Proceeds (assumed)	97.0
Total Sources	$ 748.7	Total Uses	$ 748.7
Comparison of Corporate Governance and Shareholder Rights
Pursuant to the Business Combination Agreement, upon the Closing, the Proposed Articles of Association will govern New Marti. See the section titled “The Business Combination and Related Agreements — Related Agreements” for a description of the Proposed Articles of Association and see the section titled “Comparison of Corporate Governance and Shareholder Rights” for a comparison to the provisions of Galata’s and New Marti’s organizational documents.
Regulatory Matters
Neither Galata nor Marti is aware of any material regulatory approvals or actions that are required for completion of the Business Combination . It is presently contemplated that if any regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any such approvals or actions will be obtained. For more information about regulatory approves related to the Business Combination, please see the section titled “Regulatory Approvals Related to the Business Combination.”
Accounting Treatment of the Business Combination
The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Galata will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Marti issuing stock for the net assets of Galata, accompanied by a recapitalization. The net assets of Galata will be stated at fair value, with no goodwill or other intangible assets recorded. The summary unaudited pro forma condensed combined balance sheet data as of December 31, 2022 gives pro forma effect to the Business Combination and related transactions as if they had occurred on December 31, 2022. The summary unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2022 gives pro forma effect to the Business Combination and related transactions as if they had been consummated on January 1, 2022.
Appraisal Rights
There are no appraisal rights available to holders of Class A Ordinary Shares or Galata Warrants in connection with the Business Combination under Cayman Islands law or the DGCL.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of the material U.S. federal income tax consequences to beneficial owners (“Holders”) of Class A Ordinary Shares and Public Warrants immediately prior to the Business Combination (collectively, “Galata Securities”) with respect to the (i) Deemed Domestication (as defined below), (ii) the exercise of redemption rights at least one day prior to the Closing Date and, in any case, before the Deemed Domestication, and (iii) the ownership and disposition of Galata Securities following the Business Combination.
This discussion applies only to Galata Securities that are held as “capital assets” within the meaning of Section 1221 of the Code for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the provisions of the Code, U.S. Treasury Regulations, administrative rules, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements set forth herein. Galata has not sought, and will not seek, any rulings from the IRS with respect to the statements made and the positions or conclusions described in this summary. Such statements, positions and conclusions are not free from doubt, and there can be no assurance that your tax advisor, the IRS or a court will agree with such statements, positions and conclusions.
The following discussion does not purport to be a complete analysis of all potential tax effects resulting from the completion of the Business Combination and does not address the tax treatment of any other transactions occurring in connection with the Business Combination. Furthermore, it does not address all aspects of U.S. federal income taxation that may be relevant to particular Holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any U.S. state, local, or non-U.S. tax laws, any tax treaties or tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:
•
banks, insurance companies, or other financial institutions;

•
tax-exempt or governmental organizations;

•
“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

•
dealers in securities or foreign currencies;

•
persons whose functional currency is not the U.S. dollar;

•
traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•
“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•
persons deemed to sell Galata Securities under the constructive sale provisions of the Code;

•
persons that acquired Galata Securities through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•
persons that hold Galata Securities as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction, or other integrated investment or risk reduction transaction;

•
certain former citizens or long-term residents of the United States;

•
except as specifically provided below, persons that actually or constructively hold 5% or more (by vote or value) of any class of shares of Galata;

•
the Sponsor and the Galata Founder Shareholders; or

•
S-corporations, partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Galata Securities, the tax treatment of a partner in such partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner-level. Accordingly, partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding Galata Securities should consult with, and rely solely upon, their tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.
For purposes of this discussion, a “U.S. Holder” is a Holder that, for U.S. federal income tax purposes, is:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable U.S. Treasury Regulations to be treated as a United States person.

If a Holder is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax considerations generally applicable to Non-U.S. Holders are described below under the heading “— U.S. Federal Income Taxation of Non-U.S. Holders.”
ALL HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Tax Residency of Galata for U.S. Federal Income Tax Purposes
Although Galata is incorporated under the laws of the Cayman Islands, we expect it will be treated as a U.S. corporation (and therefore a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Code if the Business Combination is completed. For U.S. federal income tax purposes, a corporation is generally considered a U.S. or “domestic” corporation (or U.S. tax resident) if it is organized in the United States, and a corporation is generally considered a “foreign” or non-U.S. corporation (or non-U.S. tax resident) if it is not organized in the United States. Because Galata is an entity incorporated under the laws of the Cayman Islands, it would generally be classified as a non-U.S. corporation (or non-U.S. tax resident) absent the Business Combination. Section 7874 of the Code provides an exception under which a corporation organized outside the U.S. may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.
Under Section 7874 of the Code, a corporation created or organized outside the United States will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes if the following conditions are met: (i) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation, including the indirect acquisition of assets of the U.S. corporation by acquiring the outstanding shares of the U.S. corporation (the consummation of the Business Combination will satisfy this requirement), (ii) the shareholders of the acquired U.S. corporation hold, by vote or value, at least 80% of the shares of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (the “Section 7874 Percentage”), and (iii) the non-U.S. corporation’s “expanded affiliated group” does not have substantial business activities in the country in which the non-U.S. corporation is created or organized relative to such expanded affiliated group’s worldwide activities (a transaction that satisfies all the requirements (i) through (iii) is referred to herein as an “80% Inversion”).

As noted above, an 80% Inversion will not occur if, after the acquisition, the “expanded affiliated group” which includes the non-U.S. acquiring corporation has “substantial business activities” in the foreign country in which, or under the law of which, the non-U.S. corporation is created or organized when compared to the total business activities of such expanded affiliated group (the “Substantial Business Activities Exception”). In order to satisfy the Substantial Business Activities Exception, at least 25% of the employees (by headcount and compensation), real and tangible assets and gross income of the non-U.S. acquiring corporation’s “expanded affiliated group” must be based, located and derived, respectively, in the country in which the non-U.S. acquiring corporation is a tax resident after the acquisition. We believe that Galata will not satisfy the Substantial Business Activities Test because it is a blank check company without substantial business activities in the Cayman Islands.
For purposes of determining the Section 7874 Percentage, Section 7874 of the Code and the U.S. Treasury Regulations promulgated thereunder (the “Section 7874 Regulations”) provide for a number of complex rules. One such rule is that certain shares issued by the non-U.S. acquiring corporation in exchange for cash in a transaction related to the acquisition of a U.S. corporation will be disregarded in determining the Section 7874 Percentage. Another rule in the Section 7874 Regulations disregards certain shares of the non-U.S. acquiring corporation if a threshold percentage of the corporation’s value is attributable to certain passive assets. We believe that Galata Shares issued in the Initial Public Offering and the Founder Shares will be disregarded in determining the Section 7874 Percentage because such shares were issued in exchange for cash in connection with a business combination. Moreover, because more than 50% of Galata’s value is expected to be attributable to cash, a substantial portion of Galata’s stock is expected to be disregarded for purposes of determining whether the Business Combination results in an 80% Inversion. As a result, we believe that the Section 7874 Percentage of Marti shareholders in Galata will be 80% or more as a result of the Merger.
Based upon the terms of the Business Combination and the rules for determining the Section 7874 Percentage under Section 7874 of the Code and the Section 7874 Regulations, we believe that the Merger will result in an 80% Inversion. Accordingly, Galata is expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code if the Business Combination is completed.
The remainder of this discussion assumes that Galata will be treated as a U.S. corporation for U.S. federal income tax purposes.
EACH INVESTOR SHOULD CONSULT WITH, AND RELY SOLELY UPON, ITS TAX ADVISOR REGARDING THE CONSEQUENCES OF THE BUSINESS COMBINATION BEING TREATED AS AN 80% INVERSION.
U.S. Federal Income Tax Consequences to Holders of Galata Securities
Subject to the qualifications, assumptions and limitations set forth below and in the opinion attached as Exhibit 5.2 to the Registration Statement of which this proxy statement/prospectus forms a part, the statements of law and legal conclusions set forth below under the headings “U.S. Federal Income Taxation of U.S. Holders” and “U.S. Federal Income Taxation of Non-U.S. Holders” constitute the opinion of Willkie Farr & Gallagher LLP as to the material U.S. federal income tax consequences of (i) the Deemed Domestication to the Holders of Galata Securities, (ii) an exercise of redemption rights by Holders of Class A Ordinary Shares at least one day before the Closing Date and, in any case, prior to the Deemed Domestication, and (iii) the ownership and disposition of Galata Securities following the Deemed Domestication.
U.S. Federal Income Taxation of U.S. Holders
The Deemed Domestication
As a result of the 80% Inversion, pursuant to the Section 7874 Regulations, Galata will be deemed to convert from a non-U.S. corporation to a U.S. corporation in a reorganization described in Section 368(a)(1)(F) of the Code that occurs at the end of the day immediately preceding the Business Combination (the “Deemed Domestication”). Therefore, subject to certain rules discussed under “— U.S. Federal Income Taxation of U.S. Holders — Effects of Section 367(b) Resulting from the Deemed

Domestication” and “— U.S. Federal Income Taxation of U.S. Holders — PFIC Considerations Regarding the Deemed Domestication,” the following should be deemed to occur for U.S. federal income tax purposes:
•
Galata should be deemed to (i) transfer all of its assets and liabilities to a newly formed U.S. corporation in exchange for all of the outstanding common stock and warrants of such U.S. corporation, and then (ii) distribute such common stock and warrants to the shareholders of Galata in a deemed liquidation of Galata, and the taxable year of Galata should end on the day immediately preceding the Business Combination;

•
a U.S. Holder that is deemed to exchange its Galata Securities in the Deemed Domestication should not recognize any gain or loss on such exchange;

•
the tax basis of a security deemed to have been received by a U.S. Holder in the Deemed Domestication should be equal to the U.S. Holder’s adjusted tax basis in the Galata Security deemed to be surrendered in exchange therefor; and

•
the holding period for a security deemed to have been received by a U.S. Holder should include such U.S. Holder’s holding period for the Galata Security deemed to be surrendered in exchange therefor.

The Deemed Domestication is mandated by Section 7874 of the Code and the 7874 Regulations in connection with an 80% Inversion but will only happen for U.S. federal income tax purposes. Galata will not actually issue new securities in connection with the Deemed Domestication. Therefore, for all purposes (other than U.S. federal income tax purposes), the Holders will continue to hold the same Galata Securities held before the Deemed Domestication, subject to the U.S. federal income tax consequences discussed above. References to Class A Ordinary Shares, Public Warrants and Galata Securities in the remainder of this discussion will include the securities in Galata (as a U.S. corporation) deemed issued in the Deemed Domestication, as applicable.
In addition, in connection with the Business Combination, Galata will approve and adopt the Proposed Articles of Association changing the name of the company to “Marti Technologies, Inc.” The adoption of the Proposed Articles of Association after the Deemed Domestication and in connection with the Business Combination and the name change are not expected to have any U.S. federal income tax consequences to U.S. Holders.
THE RULES GOVERNING THE U.S. FEDERAL INCOME TAX TREATMENT OF THE DEEMED DOMESTICATION ARE COMPLEX. U.S. HOLDERS OF GALATA SECURITIES SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS REGARDING THE POTENTIAL TAX CONSEQUENCES TO THEM OF THE DEEMED DOMESTICATION.
Effects of Section 367(b) Resulting from the Deemed Domestication
Section 367(b) of the Code applies to certain non-recognition transactions involving non-U.S. corporations, including the Deemed Domestication. When it applies, Section 367(b) imposes U.S. federal income tax on certain U.S. persons in connection with transactions that otherwise would generally be tax-free. Section 367(b) may apply with respect to U.S. Holders on the date of the Deemed Domestication.
A.
U.S. Holders that Own More than 10 Percent (by Vote or Value) of Galata

A U.S. Holder who on the date of the Deemed Domestication beneficially owns (actually or constructively, including by taking into account a U.S. Holder’s ownership of Public Warrants) 10% or more of the total combined voting power of all Class A Ordinary Shares entitled to vote or 10% or more of the total value of all classes of Galata stock (a “10% Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the Class A Ordinary Shares it directly owns, within the meaning of U.S. Treasury Regulations under Section 367 of the Code. Complex attribution rules apply in determining whether a U.S. Holder is a 10% Shareholder. U.S. Holders should consult their tax advisors regarding such constructive attribution rules.
A 10% Shareholder’s “all earnings and profits amount” with respect to its Class A Ordinary Shares is the net positive earnings and profits of Galata (as determined under U.S. Treasury Regulations under Section 367 of the Code) attributable to such Class A Ordinary Shares (as determined under U.S. Treasury

Regulations under Section 367 of the Code) but without regard to any gain that would be realized on a sale or exchange of such Class A Ordinary Shares. U.S. Treasury Regulations under Section 367 of the Code provide that the “all earnings and profits amount” attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the U.S. Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.
Galata does not expect to have significant cumulative net earnings and profits, if any, on the date of the Deemed Domestication. If Galata’s cumulative net earnings and profits through the date of the Deemed Domestication is less than or equal to zero, then a 10% Shareholder should not be required to include in gross income an “all earnings and profits amount” with respect to its Class A Ordinary Shares. It is possible, however, that the amount of Galata’s cumulative net earnings and profits may be greater than expected through the date of the Deemed Domestication in which case a U.S. Holder that is a 10% Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend as a result of the Deemed Domestication.
B.
U.S. Holders that Own Less than 10 Percent (by Vote and Value) of Galata

A U.S. Holder who, on the date of the Deemed Domestication, beneficially owns (actually or constructively, including by taking into account a U.S. Holder’s ownership of Public Warrants) Class A Ordinary Shares with a fair market value of $50,000 or more but is not a 10% Shareholder, will recognize gain (but not loss) with respect to the Deemed Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such U.S. Holder, as described below.
Unless a U.S. Holder makes the “all earnings and profits” election described below, such U.S. Holder generally must recognize gain (but not loss) in the Deemed Domestication in an amount equal to the excess of the fair market value of such securities deemed to be received in the Deemed Domestication over the U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares deemed to be surrendered in exchange therefor. Subject to the PFIC rules discussed below, such gain would be capital gain, and would be long-term capital gain if the U.S. Holder held the Class A Ordinary Shares for longer than one year (subject to the suspension of the applicable holding period for the reasons described in “— U.S. Federal Income Taxation of U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Galata Securities Following the Business Combination” below).
In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the “all earnings and profits amount” attributable to its Class A Ordinary Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. The election must comply with applicable U.S. Treasury Regulations and generally must include, among other things:
•
a statement that the Deemed Domestication is a Section 367(b) exchange (within the meaning of the applicable U.S. Treasury Regulations);

•
a complete description of the Deemed Domestication;

•
a description of any stock, securities or other consideration that is deemed to be transferred or received in the Deemed Domestication;

•
a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

•
a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from Galata establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s Class A Ordinary Shares and (B) a representation that the U.S. Holder has notified Galata that the U.S. Holder is making the election; and

•
certain other information required to be furnished with the U.S. Holder’s U.S. federal income tax return or otherwise furnished pursuant to the Code or the U.S. Treasury Regulations.

The election must be attached by the electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year in which it realizes income from the Deemed Domestication, and the U.S. Holder must send notice that it is making the election to Galata no later than the date such tax return is filed.
Galata does not expect to have significant cumulative earnings and profits, if any, on the date of the Deemed Domestication. However, as noted above, if it were determined that Galata had positive earnings and profits through the date of the Deemed Domestication, a U.S. Holder that makes the election described herein could have an “all earnings and profits amount” with respect to its Class A Ordinary Shares, and thus could be required to include that amount in income as a deemed dividend under applicable U.S. Treasury Regulations as a result of the Deemed Domestication.
EACH U.S. HOLDER SHOULD CONSULT WITH, AND RELY SOLELY UPON, ITS TAX ADVISOR REGARDING THE CONSEQUENCES TO IT OF MAKING THE ELECTION DESCRIBED HEREIN AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH ELECTION.
C.
U.S. Holders that Own Galata Securities with a Fair Market Value of Less than $50,000

A U.S. Holder that is not a 10% Shareholder and who, on the date of the Deemed Domestication, beneficially owns (actually or constructively) Class A Ordinary Shares with a fair market value of less than $50,000 generally should not be required to recognize any gain or loss under Section 367(b) of the Code in connection with the Deemed Domestication or to include any part of the “all earnings and profits amount” in income.
ALL U.S. HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367(b) OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.
PFIC Considerations Regarding the Deemed Domestication
In addition to the discussion under “— U.S. Federal Income Taxation of U.S. Holders — Effects of Section 367(b) Resulting from the Deemed Domestication,” the Deemed Domestication may also be a taxable event for U.S. Holders under the “passive foreign investment company” (or “PFIC”) provisions of the Code to the extent Galata is treated as a PFIC.
A.
PFIC Status of Galata

In general, a non-U.S. corporation will be treated as a PFIC with respect to a U.S. Holder in any taxable year in which, after applying certain look-through rules, either: (i) at least 75% of its gross income for such taxable year consists of passive income (e.g., dividends, interest, rents (other than rents derived from the active conduct of a trade or business), and gains from the disposition of passive assets) or (ii) the average percentage (ordinarily averaged quarterly over the year) by value of its assets during such taxable year that produce or are held for the production of passive income is at least 50%.
Based upon the composition of income and assets of Galata and because Galata is a blank check company with no current business activities, we believe that Galata likely would be considered a PFIC unless the “start-up exception” applies. Under the start-up exception, a non-U.S. corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. Galata has determined that its start-up year is 2021 because Galata first realized gross income in 2021. We believe Galata was a PFIC for its 2022 taxable year. Therefore, we do not believe that the start-up exception applies to prevent Galata from being treated as a PFIC. Accordingly, we believe that Galata was a PFIC for its 2021 and 2022 taxable years and expect it to be a PFIC for the taxable year which ends as a result of the Deemed Domestication.
The following discussion assumes that Galata is a PFIC and summarizes the effect of the PFIC rules on the Deemed Domestication to U.S. Holders
B.
Effects of PFIC Rules on the Deemed Domestication

As discussed above, Galata believes that it will be classified as a PFIC for U.S. federal income tax purposes. Section 1291(f) of the Code requires that, to the extent provided in the U.S. Treasury Regulations, a U.S. Holder that disposes of stock of a PFIC (including for this purpose exchanging warrants of a PFIC for newly issued warrants in connection with a domestication transaction) recognizes gain notwithstanding any other provision of the Code. No final U.S. Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed U.S. Treasury Regulations under Section 1291(f) of the Code have been promulgated, with a retroactive effective date once they become final. Assuming finalized in their proposed form, those proposed U.S. Treasury Regulations may require taxable gain recognition by a U.S. Holder with respect to its deemed exchange of Class A Ordinary Shares and Public Warrants in the Deemed Domestication if:
•
Galata were classified as a PFIC at any time during such U.S. Holder’s holding period for such Class A Ordinary Shares and Public Warrants; and

•
the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such Class A Ordinary Shares or in which Galata was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) a mark-to-market election (as defined below) with respect to such Class A Ordinary Shares for the first taxable year in which the U.S. Holder owned such Class A Ordinary Shares or in which Galata was a PFIC, whichever is later. Generally, regulations provide that neither election applies to warrants.

The U.S. tax on any such recognized gain would be imposed based on a complex set of computational rules. Under these rules:
•
the U.S. Holder’s gain would be allocated ratably over the U.S. Holder’s aggregate holding period for such U.S. Holder’s Class A Ordinary Shares or Public Warrants;

•
the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder realized the gain, or to the portion of the U.S. Holder’s holding period prior to the first day of Galata’s taxable year in which Galata was a PFIC, would be taxed as ordinary income; and

•
the amount of gain allocated to each of the other taxable years (or portions thereof) of the U.S. Holder would be subject to tax at the highest rate of tax in effect for the U.S. Holder for that year; and

•
an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year (or portion thereof).

The proposed U.S. Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed U.S. Treasury Regulations under Section 1291(f) of the Code applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the shareholder to recognize gain or include an amount in income as discussed under “— Effects of Section 367(b) Resulting from the Deemed Domestication,” the gain realized on the transfer is taxable under the PFIC rules discussed above, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under Section 1291 of the Code is taxable as provided under Section 367(b) of the Code.
It is difficult to predict whether such proposed regulations will be finalized and, as a result, the impact of such proposed regulations is unclear. Therefore, U.S. Holders of Class A Ordinary Shares that have not made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election (each as defined below) may, pursuant to the proposed U.S. Treasury Regulations, be subject to taxation under the PFIC rules on the Deemed Domestication with respect to their Class A Ordinary Shares under the PFIC rules in the manner set forth above. A U.S. Holder that made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election with respect to its Class A Ordinary Shares is referred to herein as an “Electing Shareholder” and a U.S. Holder that is not an Electing Shareholder is referred to herein as a “Non-Electing Shareholder.”
The application of the PFIC rules to U.S. Holders of Public Warrants is unclear. A proposed U.S. Treasury Regulation issued under the PFIC rules generally treats an “option” (which would include a Public Warrant) to acquire the stock of a PFIC as stock of the PFIC, while a final U.S. Treasury Regulation issued under the PFIC rules provides that the QEF Election does not apply to options and no MTM Election (each as defined below) is currently available with respect to options. Therefore, it is possible that the proposed U.S. Treasury Regulations if finalized in their proposed form would apply to cause gain recognition on the deemed exchange of Public Warrants for warrants pursuant to the Deemed Domestication. Any gain recognized by a Non-Electing Shareholder of Class A Ordinary Shares or a U.S. Holder of Public Warrants as a result of the Deemed Domestication pursuant to the PFIC rules would be taxable income to such U.S. Holder, taxed under the PFIC rules in the manner set forth above, with no corresponding receipt of cash.
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE DEEMED DOMESTICATION, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL U.S. TREASURY REGULATIONS.
C.
QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of Class A Ordinary Shares will depend on whether the U.S. Holder has made a timely and effective election to treat Galata as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of Class A Ordinary Shares during which Galata qualified as a PFIC (a “QEF Election”) or if, in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s Class A Ordinary Shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any such purging election, the U.S. Holder would increase the adjusted tax basis in its Class A Ordinary Shares by the amount of the gain recognized and, solely for purposes of the PFIC rules, would have a new holding period in its Class A Ordinary Shares. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.
A U.S. Holder’s ability to make a timely and effective QEF Election (or a QEF Election along with a purging election) with respect to Galata is contingent upon, among other things, the provision by Galata of a “PFIC Annual Information Statement” to such U.S. Holder. As discussed further above, a U.S. Holder is not able to make a QEF Election with respect to Public Warrants under applicable final U.S. Treasury Regulations. An Electing Shareholder generally would not be subject to the adverse PFIC rules discussed above with respect to its Class A Ordinary Shares. As a result, such an Electing Shareholder generally should not recognize gain or loss as a result of the Deemed Domestication except to the extent described above under “— Effects of Section 367 Resulting from the Deemeed Domestication,” but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of Galata, whether or not such amounts are actually distributed, for each taxable year in which Galata is a PFIC.
The impact of the PFIC rules on a U.S. Holder of Class A Ordinary Shares may also depend on whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its fair market value if such stock is “marketable stock” (generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including the NYSE American) (an “MTM Election”). No assurance can be given that the Class A Ordinary Shares are (or have been) considered to be marketable stock for purposes of the MTM Election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders generally will not be subject to the special taxation rules of Section 1291 of the Code discussed herein with respect their Class A Ordinary Shares in connection with the Deemed Domestication. Instead, in general, the U.S. Holder will include as ordinary income for each year in which Galata is a PFIC the excess, if any, of the fair market value of its Class A Ordinary Shares at the end of its taxable year over its adjusted tax basis in its Class A Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted tax basis in its Class A Ordinary Shares over the fair market value of its Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of income previously included as a result of the MTM Election). The U.S. Holder’s basis in its Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Class A Ordinary Shares will be treated as ordinary income. However, if the MTM Election was not made by a U.S. Holder with respect to the first taxable year of its holding period for the PFIC stock, then the Section 1291 rules discussed above will apply to certain dispositions of, distributions on and other amounts taxable with respect to Class A Ordinary Shares, including in connection with the Deemed Domestication. An MTM Election is not available with respect to warrants, including the Public Warrants.
THE PFIC RULES (INCLUDING THE RULES WITH RESPECT TO THE QEF ELECTION AND THE MARK-TO-MARKET ELECTION) ARE VERY COMPLEX, ARE AFFECTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, AND THEIR APPLICATION IS UNCERTAIN. U.S. HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS TO DETERMINE THE APPLICATION OF THE PFIC RULES TO THEM IN THEIR PARTICULAR CIRCUMSTANCES AND ANY RESULTING TAX CONSEQUENCES.
Redemption of Class A Ordinary Shares Prior to the Deemed Domestication
A.
Effects of Exercising Redemption Rights

The following discussion is subject to the PFIC rules discussed below. In the event that a U.S. Holder of Class A Ordinary Shares is redeemed pursuant to the redemption provisions described in the subsection of this proxy statement/prospectus/information statement titled “Extraordinary General Meeting — Redemption Rights,” the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of Class A Ordinary Shares under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of Class A Ordinary Shares, a U.S. Holder will generally be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of Class A Ordinary shares redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A Ordinary Shares exceeds one year at the time of such disposition. A U.S. Holder’s tax basis in such U.S. Holder’s Class A Ordinary Shares generally will equal the cost of such shares.
Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the U.S. Holder relative to all of our shares outstanding both before and after the redemption. The redemption of Class A Ordinary Shares held by a U.S. Holder generally will be treated as a sale of Class A Ordinary Shares (rather than as a distribution from Galata) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in Galata or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.
In determining whether any of the foregoing tests is satisfied, a U.S. Holder takes into account not only stock actually owned by the U.S. Holder, but also shares of our stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option.
In order to meet the substantially disproportionate test, the percentage of Galata’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of our Galata Class A Ordinary Shares must, among other requirements, be less than 80% of the percentage of Galata outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. Prior to the Business Combination, the Class A Ordinary Shares may not be treated as voting stock for this purpose and, consequently, this substantially disproportionate test may not be applicable.
There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of our Class A Ordinary Shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of our Class A Ordinary Shares actually owned by the U.S. Holder are redeemed, the U.S. Holder is eligible to waive (and effectively waives in accordance with specific rules) the attribution of stock owned by certain family members, and the U.S. Holder does not constructively own any other shares of our stock.
The redemption of Class A Ordinary Shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Galata. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Galata will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with, and rely solely upon, its own tax advisors as to the tax consequences of a redemption.
If none of the foregoing tests is satisfied, the redemption will be treated as a distribution with respect to the Class A Ordinary Shares under Section 301 of the Code. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends generally are not expected to be taxable to a U.S. Holder that is a corporation at regular rates and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends received by a U.S. Holder that is an individual will be taxable at regular rates and are not expected to be eligible for the reduced rates of taxation on certain dividends received from a “qualified foreign corporation.” Distributions in excess of current and accumulated earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such U.S. Holder’s Class A Ordinary Shares. Any remaining tax basis of the U.S. Holder in the redeemed Class A Ordinary Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in possibly its other shares of our stock constructively owned by it. Any such distribution will be further subject to the PFIC rules discussed below.
U.S. Holders who actually or constructively own five percent (or, if the Class A Ordinary Shares are not then publicly traded, one percent) or more of our stock (by vote or value) may be subject to special reporting requirements with respect to a redemption of the Class A Ordinary Shares, and such U.S. Holders should consult with, and rely solely upon, their own tax advisors with respect to their reporting requirements.
All U.S. Holders considering exercising redemption rights with respect to their Class A Ordinary Shares should consult with, and rely solely upon, their tax advisors with respect to the potential tax consequences to them of the Deemed Domestication and exercise of redemption rights.
B.
PFIC Considerations Regarding the Redemption

As discussed above, Galata believes that it will be classified as a PFIC for U.S. federal income tax purposes. Although our PFIC status is determined annually, an initial determination that Galata is a PFIC for any taxable year will generally apply for subsequent years to a U.S. Holder who held Class A Ordinary Shares while Galata was a PFIC, whether or not we meet the test for PFIC status in those subsequent years. If Galata is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Class A Ordinary Shares and the U.S. Holder did not make either a timely QEF Election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Class A Ordinary Shares or a MTM Election, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Class A Ordinary Shares if such redemption is treated as a sale under the rules above discussed above under “— Effects of Exercising Redemption Rights” and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Class A Ordinary Shares) if such redemption is treated as a distribution under the rules discussed above under “— Effects of Exercising Redemption Rights.”
Under these rules:
•
the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which Galata was a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

A U.S. Holder generally may avoid the PFIC tax consequences described above in respect of Class A Ordinary Shares if it makes and maintains or has made and maintained a timely and valid QEF Election (if eligible to do so) as described above under “— QEF Election and Mark-to-Market Election.” If a U.S. Holder makes or has made a timely QEF Election for the first taxable year in which Galata was as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares, any gain recognized on the Class A Ordinary Shares treated as a sale generally will be treated as capital gain and no additional tax or interest charge will be imposed under the PFIC rules. Amounts treated as a distribution to such U.S. Holder as a result of the redemption of Class A Ordinary Shares generally should not be treated as a taxable dividend to such U.S. Holder to the extent such distribution is out of earnings and profits of Galata that were previously included in income.
Alternatively, a U.S. Holder generally may avoid the PFIC tax consequences described above in respect of Class A Ordinary Shares if the Class A Ordinary Shares constitute “marketable stock” and, at the close of the first taxable year in which the U.S. Holder holds (or is deemed to hold) Class A Ordinary Shares, it makes or has made a MTM Election as described above under “— QEF Election and Mark-to-Market Election.” If a U.S. Holder makes or has made a timely MTM rlection for the first taxable year in which Galata was a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares, any gain recognized on the Class A Ordinary Shares treated as a sale generally will be taxable as ordinary income. The rules dealing with PFICs and with the QEF Election and MTM Election are very complex and are affected by various factors in addition to those described above.
The parties have agreed that the exercise of redemption rights by U.S. Holders is to occur at least one day prior to the Closing Date and, in any case, before the Deemed Domestication. As a result, U.S. Holders exercising redemption rights before the Deemed Domestication is effective should not be subject to the potential tax consequences of Section 367(b) of the Code described above under “— Effects of Section 367(b) Resulting from the Deemed Domestication” and the PFIC rules described above under “— PFIC Considerations Regarding the Deemed Domestication” with respect to such redeemed Class A Ordinary Shares. However, there can be no assurance that the IRS or a court will agree with such treatment. All U.S. Holders considering exercising redemption rights with respect to their Class A Ordinary Shares should consult with, and rely solely upon, their tax advisors with respect to the potential tax consequences to them of the exercise of redemption rights.
Taxation of Distributions with Respect to Class A Ordinary Shares Following the Business Combination
If New Marti pays distributions of cash or other property to U.S. Holders of Class A Ordinary Shares following the Business Combination, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from New Marti’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a nontaxable return of capital to the extent of a U.S. Holder’s adjusted tax basis in its Class A Ordinary Shares, that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Class A Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of Class A Ordinary Shares and will be treated as described under “— U.S. Federal Income Taxation of U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Galata Securities Following the Business Combination” below.
Distributions treated as dividends that New Marti pays to a U.S. Holder that is treated as a corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends New Marti pays to a non-corporate U.S. Holder generally are expected to constitute “qualified dividends” that will be subject to U.S. federal income tax at the preferential tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, a corporate U.S. Holder may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and a non-corporate U.S. Holder may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income. It is unclear whether the redemption rights that applied with respect to the Class A Ordinary Shares prior to the Business Combination may prevent a U.S. Holder of Class A Ordinary Shares following the Business Combination from taking the holding period of its Class A Ordinary Shares prior to the Business Combination into account when determining whether it has satisfied the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be, with respect to such U.S. Holder’s Class A Ordinary Shares held after the Business Combination. U.S. Holders should consult with, and rely solely upon, their tax advisors regarding the availability of the dividends received deduction or the lower preferential rate for qualified dividend income, as the case may be, for any dividends paid with respect to Class A Ordinary Shares following the Business Combination.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Galata Securities Following the Business Combination
Upon a sale or other taxable disposition of Galata Securities (which, in general, would include a redemption of Class A Ordinary Shares) following the Business Combination, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in its Galata Securities. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Galata Securities so disposed of exceeds one year.
It is unclear whether the redemption rights that applied with respect to the Galata Securities prior to the Business Combination may prevent a U.S. Holder of Galata Securities following the Business Combination from taking the holding period of its Galata Securities prior to the Business Combination into account when determining whether it has satisfied the applicable holding period with respect to its Galata Securities held after the Business Combination for this purpose. If the one-year holding period requirement is not satisfied, any gain on a sale or other taxable disposition of the Galata Securities would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Galata Securities so disposed of. A U.S. Holder’s adjusted tax basis in its Galata Securities following the Business Combination generally will equal the U.S. Holder’s acquisition cost of the Galata Securities deemed to be exchanged in the Deemed Domestication (see the tax basis discussion above under the caption “— U.S. Federal Income Taxation of U.S. Holders — The Deemed Domestication, — Effects of Section 367(b) Resulting from the Deemed Domestication” and “— PFIC Considerations Regarding the Deemed Domestication”).
Exercise, Lapse or Redemption of Public Warrants Following the Business Combination
Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder will generally not recognize gain or loss upon the exercise of a Public Warrant for cash following the Business Combination. Class A Ordinary Shares acquired pursuant to the exercise of a Public Warrant for cash will generally have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. It is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Shares will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; in either case, the holding period will not include the U.S. Holder’s holding period for the Public Warrant. If a Public Warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such Public Warrant will generally recognize a capital loss equal to such U.S. Holder’s tax basis in the Public Warrant. Such loss generally will be long-term if the U.S. Holder’s holding period for such Public

Warrant is more than one (1) year. U.S. Holders should consult, and rely solely upon, their tax advisors regarding the tax consequences of Public Warrants, including when a U.S. Holder’s holding period would commence with respect to the Class A Ordinary Shares received upon exercise.
Because of the absence of authority specifically addressing the treatment of a cashless exercise of warrants under U.S. federal income tax law, the treatment of such a cashless exercise is unclear. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s tax basis in the Class A Ordinary Shares received would generally equal the U.S. Holder’s tax basis in the Public Warrants exercised. If a cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Shares received on exercise will be treated as commencing on the date of exercise of the Public Warrant or the following day. If a cashless exercise is treated as a recapitalization, the holding period of the Class A Ordinary Shares received will generally include the holding period of the Public Warrants exercised.
It is also possible that a cashless exercise may be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of Public Warrants having an aggregate fair market value equal to the exercise price for the total number of Public Warrants to be exercised. In this case, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the warrants deemed surrendered and the U.S. Holder’s tax basis in such Public Warrants. A U.S. Holder’s tax basis in the Class A Ordinary Shares received would equal the sum of the U.S. Holder’s tax basis in the Public Warrants exercised and the exercise price of such Public Warrants. It is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Shares received would commence on the date of exercise of the Public Warrant or the day following the date of exercise of the Public Warrant; in either case, under such construct, the holding period will not include the U.S. Holder’s holding period for the Public Warrant.
We expect a U.S. Holder’s cashless exercise of our Public Warrants (including after we provide notice of our intent to redeem warrants for cash) to be treated as a recapitalization for U.S. federal income tax purposes. However, due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of Public Warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Public Warrants.
If we redeem Public Warrants for cash pursuant to the redemption provisions of the warrants or if we purchase Public Warrants for cash in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition by the U.S. Holder, treated as described above under “U.S. Federal Income Taxation of U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Galata Securities Following the Business Combination.”
Possible Constructive Distributions Following the Business Combination
The terms of each Public Warrant provide for an adjustment to the number of Class A Ordinary Shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the warrants would, however, be treated as receiving a constructive distribution from New Marti if, for example, such an adjustment increases such U.S. Holders’ proportionate interest in New Marti’s assets or earnings and profits as a result of a distribution of cash or other property to the Holders of Class A Ordinary Shares following the Business Combination. Such constructive distribution would be subject to tax as described under “U.S. Federal Income Taxation of U.S. Holders — Taxation of Distributions with Respect to Class A Ordinary Shares Following the Business Combination” in the same manner as if the U.S. Holders of the Public Warrants received a cash distribution from us equal to the fair market value of such increased interest and would increase a U.S. Holder’s adjusted tax basis in its warrants to the extent that such distribution is treated as a dividend.
Information Reporting and Backup Withholding Following the Business Combination
Information reporting requirements generally will apply to dividends paid to a U.S. Holder of Class A Ordinary Shares and to the proceeds of the sale or other disposition of Galata Securities following the

Business Combination, unless the U.S. Holder is an exempt recipient and certifies to such exempt status. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).
Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund generally may be obtained, provided that the required information is timely furnished to the IRS.
U.S. Federal Income Taxation of Non-U.S. Holders
The Deemed Domestication
We do not expect the Deemed Domestication to result in any material U.S. federal income tax consequences to Non-U.S. Holders of Galata Securities.
NON-U.S. HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE DEEMED DOMESTICATION.
Redemption of Class A Ordinary Shares Prior to the Deemed Domestication
The characterization for U.S. federal income tax purposes of the redemption generally will correspond to the U.S. federal income tax characterization of the redemption with respect to U.S. Holders, as described above. However, notwithstanding such characterization, any Non-U.S. Holder redeeming Class A Ordinary Shares at least one day before the Closing Date and, in any case, prior to the Deemed Domestication generally will not be subject to U.S. federal income tax on any gain recognized or dividends received as a result of the redemption unless (A) such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax; or (B) the gain or dividends is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and, if the Non-U.S. Holder is a corporation, an additional “branch profits tax” may also apply. However, there can be no assurance that the IRS or a court will agree with such treatment. All Non-U.S. Holders considering exercising redemption rights with respect to their Class A Ordinary Shares should consult with, and rely solely upon, their tax advisors with respect to the potential tax consequences to them of the exercise of redemption rights.
Taxation of Distributions with Respect to Class A Ordinary Shares Following the Business Combination
Because New Marti will be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the Merger, distributions (including constructive distributions) of cash or property on Class A Ordinary Shares following the Business Combination, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid out of New Marti’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent those distributions exceed New Marti’s current and accumulated earnings and profits, the distributions will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s tax basis in its Class A Ordinary Shares and thereafter as capital gain from the sale or exchange of such Class A Ordinary Shares. See “— U.S. Federal Income Taxation of Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Galata Securities Following the Business Combination” below. Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a Non-U.S. Holder on its Class A Ordinary Shares that constitutes a dividend generally will be subject to U.S. withholding tax at the rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a Non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to a Non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or other property subsequently paid or credited to such Holder.
Dividends paid to a Non-U.S. Holder that are effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. Such effectively connected dividends will not be subject to U.S. withholding tax if the Non-U.S. Holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.
Gain on Sale, Taxable Exchange or Other Taxable Disposition of Galata Securities Following the Business Combination
As discussed, in “— Tax Residency of Galata for U.S. Federal Income Tax Purposes,” New Marti will be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the Merger. Subject to the discussion below under “— U.S. Federal Income Taxation of Non-U.S. Holders — Information Reporting and Backup Withholding Following the Business Combination,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of Galata Securities following the Business Combination unless:
•
the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•
the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•
such Galata Securities constitute United States real property interests by reason of New Marti’s status as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States.

A Non-U.S. Holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.
A Non-U.S. Holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise. If the Non-U.S. Holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).
Generally, a corporation is a USRPHC if the fair market value of its United States property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not believe that New Marti will be a USRPHC for U.S. federal income tax purposes, and we do not expect New Marti to become a USRPHC for the foreseeable future. However, in the event that New Marti were to become a USRPHC, as long as the Class A Ordinary Shares continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury Regulations, referred to herein as “regularly traded”), only a Non-U.S. Holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the Non-U.S. Holder’s holding period for applicable security, more than 5% of the Galata Securities will be treated as disposing of a United States real property interest and will be taxable on gain realized on the disposition thereof as a result of New Marti’s status as a USRPHC. We cannot provide assurance as to New Marti future status as a USRPHC or as to whether the Class A Ordinary Shares will be treated as regularly traded. If New Marti were to become a USRPHC and its Class A Ordinary Shares were not considered to be regularly traded, a Non-U.S. Holder (regardless of the percentage of Galata Securities owned) would be treated as disposing of a United States real property interest and, generally, would be subject to U.S. federal income tax on a taxable disposition of Galata Securities, and a 15% withholding tax would apply to the gross proceeds from such disposition.
Non-U.S. Holders should consult with, and rely solely upon, their tax advisors regarding the tax consequences related to ownership in a USRPHC.
Exercise, Lapse or Redemption of Public Warrants Following the Business Combination
The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a Public Warrant, or the lapse of a Public Warrant held by a Non-U.S. Holder following the Business Combination, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant held by a U.S. Holder, as described above under “— U.S. Federal Income Taxation of U.S. Holders — Exercise, Lapse or Redemption of Public Warrants Following the Business Combination,” although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described above under “— U.S. Federal Income Taxation of Non-U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Galata Securities Following the Business Combination.” If New Marti redeems Public Warrants for cash or if it purchases Public Warrants in an open market transaction, such redemption or purchase generally will be treated as a disposition to the Non-U.S. Holder, the consequences of which would be similar to those described above under “— U.S. Federal Income Taxation of Non-U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Galata Securities Following the Business Combination.”
Possible Constructive Distributions Following the Business Combination
As described above under “— U.S. Federal Income Taxation of U.S. Holders — Possible Constructive Distributions Following the Business Combination,” certain adjustments with respect to the Public Warrants following the Business Combination can give rise to a constructive distribution. Any constructive distribution received by a Non-U.S. Holder would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such Non-U.S. Holder received a cash distribution from New Marti equal to the fair market value of such increased interest. If withholding applies to any constructive distribution received by a Non-U.S. Holder, it is possible that the tax would be withheld from any amount paid to or held on behalf of the Non-U.S. Holder by the applicable withholding agent. The rules governing constructive distributions as a result of certain adjustments with respect to Public Warrants are complex, and Non-U.S. Holders should consult with, and rely solely upon, their tax advisors on the tax consequences any such constructive distribution with respect to a Public Warrant.
Information Reporting and Backup Withholding Following the Business Combination
Because New Marti will be treated as a U.S. domestic corporation as a result of the Merger, any dividends paid to a Non-U.S. Holder must be reported annually to the IRS and to the Non-U.S. Holder following the Business Combination. Copies of these information returns may be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established. Payments of dividends to a Non-U.S. Holder generally will not be subject to backup withholding if the Non-U.S. Holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form). Payments of the proceeds from a sale or other disposition by a Non-U.S. Holder of Class A Ordinary Shares effected by or through a U.S. office of a broker following the Business Combination generally will be subject to information reporting and backup withholding (at the applicable rate) unless the Non-U.S. Holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of Class A Ordinary Shares effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the Non-U.S. Holder is not a United States person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of Class A Ordinary Shares effected outside the United States by such a broker if it has certain relationships within the United States.
Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund generally may be obtained, provided that the required information is timely furnished to the IRS.
NON-U.S. HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THEIR OWNERSHIP OF GALATA SECURITIES FOLLOWING THE BUSINESS COMBINATION.
Additional Withholding Requirements under FATCA Following the Business Combination
Because New Marti will be treated as a U.S. domestic corporation as a result of the Merger, Sections 1471 through 1474 of the Code, and the U.S. Treasury Regulations and administrative guidance issued thereunder (“FATCA”), will impose a 30% withholding tax on any dividends (including constructive dividends) paid on Class A Ordinary Shares following the Business Combination if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a Holder might be eligible for refunds or credits of such taxes. Holders should consult with, and rely solely upon, their own tax advisors regarding the effects of FATCA on their ownership of Class A Ordinary Shares.
THE FOREGOING DISCUSSION IS NOT A COMPREHENSIVE DISCUSSION OF ALL OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF GALATA SECURITIES. SUCH HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION (INCLUDING THE DEEMED DOMESTICATION AND ANY EXERCISE OF THEIR REDEMPTION RIGHTS) AND, TO THE EXTENT APPLICABLE, OF OWNING GALATA SECURITIES FOLLOWING THE COMPLETION OF THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, OR NON-U.S. TAX LAWS AND TAX TREATIES (AND ANY POTENTIAL FUTURE CHANGES THERETO).

CERTAIN MATERIAL TÜRKIYE TAX CONSIDERATIONS
The following summary contains a description of the material Türkiye income tax consequences relating to the acquisition, ownership and disposition of the Class A Ordinary Shares in New Marti, and should not be construed as professional legal or tax advice as it does not consider any investor’s particular circumstances. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.
Each investor should consult their advisors on the possible tax consequences of investing in our securities under the laws of their country of citizenship, residence or domicile.
Türkiye Tax Considerations
The following discussion is a general summary of certain Türkiye tax considerations relating to an investment in our securities by Türkiye-resident individuals or corporations, where the securities will not be held by non-residents in connection with the conduct of a trade or business through a permanent establishment in Türkiye, which may be deemed to be constituted either by the existence of a fixed place of business or appointment of a permanent representative. It is for general information only and based upon laws and relevant interpretations of the Republic of Türkiye that are in effect as at the date of this Prospectus, which is subject to prospective and retroactive change — references to “resident” in this section refer to tax residents of Türkiye, and references to “non-resident” in this section refer to persons who are not tax residents of Türkiye.
The discussion below is intended only to provide general information to prospective investors, and does not purport to be comprehensive nor to address all Turkish legal matters which may be relevant to make a decision to make an investment in, ownership or disposition of our securities. In addition, it does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the Republic of Türkiye.
Residents and persons otherwise subject to Turkish taxation, non-residents realizing gains from the sale or disposition of our securities to residents (whether individuals or legal entities) and non-residents realizing income from their commercial and business activities in Türkiye (whether individuals or legal entities) are advised to consult their own tax advisors in determining any consequences to them of the sale or disposition of our securities.
Tax Status of Shareholders
Under Türkiye income tax laws, there are two types of tax status in determination of income tax liabilities of taxpayers: “residents” are subject to Turkish income taxation on their worldwide income as taxpayers with full liability, and “non-Residents” who are considered taxpayers with limited liability are subject to Turkish income taxation on their taxable income sourced from the Republic Türkiye (i.e., Türkiye-sourced), if applicable.
Real persons are considered residents for Türkiye tax purposes if (i) they are domiciled in Türkiye in accordance with the Turkish Civil Code, or (ii) excluding temporary departures, they stay in Türkiye for more than six months in a calendar year. If neither of the given two conditions is satisfied, real persons are considered non-residents for Türkiye tax purposes.
Legal entities are treated as residents if they are incorporated in Türkiye under relevant Turkish laws, or if their effective places of management are in Türkiye despite the fact that they are incorporated outside of Türkiye. If neither of the given two conditions is satisfied, legal entities are considered non-residents for Turkish tax purposes.
Income Taxation in Türkiye
The current income tax rate for individuals ranges from 15% to 40%, applied on a progressive-basis, depending on the level of individual’s annual gross income.

The rate of corporate (income) tax is 20%, flat, which, as per the Law No. 7316, as published in the Official Gazette dated April 22, 2021 and numbered 31462, will increase to 23% for any 12-month fiscal period that begins in the calendar year 2022, which shall be reduced to 20% from the year 2023 onwards.
Capital Gains
Capital gains are treated as Türkiye-sourced income if the transaction leading to the gains is concluded in Türkiye, the payment for consideration is made in Türkiye or the payment is accounted for in Türkiye even if the payment is made outside of Türkiye. The term “accounted for” means that a payment is made in Türkiye, or if the payment is made abroad, it is recorded in the books in Türkiye or is made from the profits of the payer or the person on whose behalf the payment is made in Türkiye.
Shareholders who are not residents of Türkiye (i.e., New Marti shareholders who are non-residents), and who do not engage in trade or business through a permanent establishment in Türkiye, will not be subject to Türkiye income taxes on gains realized on the sale or disposition of our securities, unless transferred to a resident of Türkiye. Capital gains realized on such a sale by a non-resident individual or corporation may be subject to income tax and/or corporate tax in Türkiye if the sale is made to a resident of Türkiye by such non-resident holder, depending on the holding period of the securities immediately prior to the sale — bilateral tax treaty provisions are reserved.
The holding period criterion for taxation of non-residents’ income in Türkiye depends on applicable provisions stipulated in the relevant bilateral income tax treaty concluded with Türkiye, if any. Since capital gains are not taxed through withholding, any capital gain sourced in Türkiye with respect to the securities may be subject to declaration. No shareholder will be deemed to be resident or domiciled in Türkiye for the purposes of local income taxation simply by virtue of holding our securities.
Dividends
Payments of dividends in respect of the securities will be subject to income or corporate taxation in Türkiye at full rates in the hands of individual or legal entities, respectively. Resident individuals are required to file an annual tax return for their dividend income, and if the amount of dividends exceeds the monetary threshold in the law (TRY 3,800 for the year 2022) together with other income subject to declaration, the entire amount should be declared in the annual tax return. Withholding tax charged on the gross amount of dividends that are subject to taxation in Türkiye through declaration, if any, is, in principle, available for a credit against income or corporate tax calculated on the tax return under Türkiye laws.
GAINS DERIVED FROM THE DISPOSAL OF THE SECURITIES WILL BE SUBJECT TO INCOME OR CORPORATE TAXATION IN TÜRKIYE AT FULL RATES IN THE HANDS OF INDIVIDUAL OR LEGAL ENTITIES, RESPECTIVELY — EXEMPTIONS ARE RESERVED FOR CORPORATE TAXPAYERS, AND PRICE INDEXATION MAY SERVE TO REDUCE TAXABLE GAINS TO BE CALCULATED IN LOCAL CURRENCY (TRY) TERMS.

CERTAIN MATERIAL CAYMAN ISLANDS TAX CONSIDERATIONS
The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of the Class A Ordinary Shares and should not be construed as legal or professional tax advice. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.
Prospective investors should consult their advisors on the possible tax consequences of investing in our securities under the laws of their country of citizenship, residence or domicile.
Cayman Islands Tax Considerations
The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of Galata. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Under Existing Cayman Islands Laws
Any payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.
No stamp duty is payable in respect of the issue of Class A Ordinary Shares or on an instrument of transfer in respect of such shares. However, an instrument of transfer in respect of shares is stampable if executed in or brought into the Cayman Islands.
Galata has been incorporated under the laws of the Cayman Islands as an exempted company limited by shares and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in substantially the following form:
The Tax Concessions Act
(As Revised)
Undertaking as to Tax Concessions
In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the Financial Secretary undertakes with Galata:
1.
That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to Galata or its operations; and

2.
In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1
On or in respect of the shares, debentures or other obligations of Galata; or

2.2
by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of 20 years from the date hereof.

THE BUSINESS COMBINATION AGREEMENT AND RELATED AGREEMENTS
This section of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement and the transactions contemplated thereby, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A hereto. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.
The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made and will be made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules, which we refer to as the “Schedules,” which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about the respective parties.
Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Galata’s or New Marti’s public disclosures.
General Description of the Business Combination Agreement
General
On July 29, 2022, Galata, Merger Sub and Marti entered into the Business Combination Agreement, pursuant to which, on the Closing Date, Merger Sub will merge with and into Marti, with Marti surviving the Merger as a wholly owned subsidiary of New Marti. The terms of the Business Combination Agreement, which contain customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the Business Combination, are summarized below.
On the day prior to the Closing Date, (a) each then outstanding and unexercised Marti Warrant shall be exchanged for shares of Marti Preferred Stock, and (b) each then outstanding share of Marti Preferred Stock (including the Marti Preferred Stock issued upon exercise of the Marti Warrants) will convert into a number of shares of Marti Common Stock, at the then-effective conversion rate as calculated pursuant to the Marti Charter.
As a result of the Merger, as of the end of the day immediately preceding the Closing, Galata will is expected to become a U.S. corporation for U.S. federal income tax purposes by reason of Section 7874(b) of the Code, in a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, pursuant to U.S. Treasury Regulations issued pursuant to the Code.
On the Closing Date of the Merger immediately before the Effective Time, in accordance with the Existing Articles of Association, each then-outstanding Founder Share shall be converted, on a one-for-one basis, into a Class A Ordinary Share.
At the Effective Time, by virtue of the Merger and without any action on the part of the Merger Sub, Marti or the holders of any of the following securities:
•
each then issued and outstanding share of Marti Common Stock (including shares of Marti Common Stock resulting from the Conversion, but excluding Marti Restricted Stock) will be cancelled and converted into the right to receive (1) a number of Class A Ordinary Shares equal to the Exchange Ratio, and (2) the contingent right to receive Earnout Shares as additional consideration;

•
all shares of Marti Stock held in the treasury of Marti shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

•
each then issued and outstanding share of Merger Sub Common Stock will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.00001 per share, of the surviving entity of the Merger;

•
each then outstanding and unexercised Marti Option, whether or not vested, will be assumed and converted into (a) an option to purchase a number of Class A Ordinary Shares equal to the product of (x) the number of shares of Marti Common Stock subject to such Marti Option immediately prior to the Effective Time and (y) the Exchange Ratio, at an exercise price per share equal to (i) the exercise price per share of such Marti Option immediately prior to the Effective Time divided by (ii) the Exchange Ratio (which assumed and converted option will generally remain subject to the same vesting, exercisability and other terms and conditions as such Marti Option, except that any repurchase rights thereon shall lapse at the Effective Time) and (b) the contingent right to receive Earnout Shares as additional consideration; and

•
each then outstanding award of Marti Restricted Stock will be assumed and converted into (a) an award covering a number of restricted Class A Ordinary Shares equal to the product of (x) the number of shares of Marti Restricted Stock subject to such award immediately prior to the Effective Time and (y) the Exchange Ratio (which assumed and converted award will generally remain subject to the same vesting, repurchase and other terms and conditions as such award of Marti Restricted Stock, except that any repurchase rights thereon shall lapse at the Effective Time) and (b) the contingent right to receive Earnout Shares as additional consideration.

Closing and Effective Time of the Business Combination
The Merger is to become effective by the filing of a certificate of merger with the Secretary of State of the State of Delaware and will be effective immediately upon such filing or upon such later time as may be agreed by the parties and specified in such certificate of merger. The parties will hold the Closing immediately prior to such filing of a certificate of merger on the Closing Date which date will occur as promptly as practicable following the satisfaction or, if permissible, waiver of the conditions set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), but in no event later than three business days after the satisfaction or waiver, if permissible, of each of the conditions to the completion of the Business Combination.
Representations, Warranties and Covenants
The Business Combination Agreement contains customary representations, warranties and covenants of Galata, Merger Sub and Marti relating to, among other things, their ability to enter into the Business Combination Agreement and their respective outstanding capitalization. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and will not survive the Closing. These representations and warranties have been made solely for the benefit of the other parties to the Business Combination Agreement and should not be relied on by you as characterizations of the actual state of facts about the respective parties.
The Business Combination Agreement contains representations and warranties made by Marti to Galata and Merger Sub relating to a number of matters, including the following:
•
organization and qualification to do business;

•
subsidiaries;

•
certificate of incorporation and bylaws;

•
capitalization;

•
authority to enter into the Business Combination Agreement;

•
absence of conflicts with organizational documents, applicable laws or certain other agreements and required filings and consents;

•
permits and compliance;

•
financial statements;

•
conduct of business and absence of certain changes or events since September 30, 2021;

•
absence of litigation;

•
employee benefit plans;

•
labor and employment matters;

•
real property and title to assets;

•
intellectual property;

•
taxes;

•
environmental matters;

•
material contracts;

•
customers, vendors and suppliers;

•
insurance;

•
approval of the board and shareholders;

•
certain business practices;

•
interested party transactions and side letter agreements;

•
inapplicability of the Exchange Act;

•
brokers;

•
product warranty and products liability; and

•
exclusivity of the representations and warranties made by Marti.

The Business Combination Agreement contains representations and warranties made by Galata and Merger Sub to Marti relating to a number of matters, including the following:
•
corporate organization;

•
organizational documents;

•
capitalization;

•
authority to enter into the Business Combination Agreement;

•
absence of conflicts with organizational documents, applicable laws or certain other agreements and required filings and consents;

•
compliance;

•
proper filing of documents with the SEC, financial statements and compliance with the Sarbanes-Oxley Act;

•
conduct of business and absence of certain changes or events since July 8, 2021;

•
absence of litigation;

•
approval of the board and the shareholders;

•
no prior operations of Merger Sub;

•
brokers;

•
the Trust Account;

•
employees;

•
taxes;

•
the listing of Class A Ordinary Shares, Galata Warrants and Galata Units;

•
insurance;

•
intellectual property;

•
agreements, contracts and commitments;

•
title to property;

•
inapplicability of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

•
private placements;

•
investigation and reliance; and

•
the Founders Stock Letter.

Conditions to Closing of the Business Combination
Unless lawfully waived by the parties to the Business Combination Agreement, the Closing is subject to a number of conditions set forth in the Business Combination Agreement, including, among others, receipt of the requisite Galata shareholder approval of the Business Combination Agreement, the Business Combination as contemplated by this proxy statement/prospectus and certain other proposals at the General Meeting. For more information about the closing conditions to the Business Combination, see the subsection titled “The Business Combination — Conditions to Closing of the Business Combination.”
Covenants of the Parties
Conduct of Business Pending the Business Combination
Marti agreed that, between the date of the Business Combination Agreement and the Effective Time or the earlier termination of the Business Combination Agreement, except as (a) expressly contemplated by any other provision of the Business Combination Agreement or any ancillary agreement thereto, (b) set forth in Marti’s disclosure schedules and (c) required by applicable law, unless Galata otherwise consents in writing (which consent may not be unreasonably withheld, conditioned or delayed), it will use reasonable best efforts to conduct its business, and cause its subsidiaries to use reasonable best efforts to conduct their respective businesses, in the ordinary course of business taking into account recent past practice in light of COVID-19, including COVID-19 measures by Marti taken prior to the date of the Business Combination Agreement; and provided that, any action taken, or omitted to be taken, that is required by applicable law (including COVID-19 measures) will be deemed to be in the ordinary course of business. Marti agreed to use its reasonable best efforts to preserve substantially intact the business organization of Marti and its subsidiaries, keep available the services of the current officers, key employees and consultants of Marti and its subsidiaries, and preserve the current relationships of Marti and its subsidiaries with customers, suppliers and other persons with which Marti or any of its subsidiaries has significant business relations in all material respects.
In addition to the general covenants above, Marti agreed that prior to the Effective Time, subject to specified exceptions, it will not, and will cause its subsidiaries not to, without the prior written consent of Galata (which consent may not be unreasonably withheld, conditioned or delayed):
•
amend or otherwise change the certificate of incorporation, bylaws or other organizational documents of Marti;

•
adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Marti (other than the Merger);

•
issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (a) any shares of any class of capital stock of Marti or any subsidiary of Marti, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of

Marti or any subsidiary of Marti, provided that (x) the exercise or settlement of any Marti Options or Marti Warrants in effect on the date of the Business Combination Agreement and (y) the issuance of shares of Marti Common Stock (or other class of equity security of Marti, as applicable) pursuant to the terms of the Marti Preferred Stock and the Marti Warrants, in each case, in effect on the date of the Business Combination Agreement, in each case, will not require the consent of Galata; or (b) any material assets of Marti or any subsidiary of Marti, except for (i) depositions of obsolete or worthless equipment and (ii) transactions among Marti and subsidiaries of Marti and (iii) the sale or provision of goods or services to customers in the ordinary course of business;
•
acquire any equity interest in, or enter into a joint venture with, any other entity (excluding, for the avoidance of doubt, any wholly owned subsidiary of Marti);

•
declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than any dividends or other distributions from any wholly owned subsidiary of Marti to Marti or any other wholly owned subsidiary of Marti;

•
reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than acquisitions of any such capital stock or other Marti securities in connection with the exercise of the Marti Options or forfeiture or repurchase (as applicable) of Marti Restricted Stock upon the termination of service of any Service Provider pursuant to the terms of the 2020 Incentive Plan and applicable underlying award agreement in effect on the date of the Business Combination Agreement ;

•
acquire (including by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof for consideration in excess of $125,000 individually or $250,000 in the aggregate;

•
incur any indebtedness for borrowed money having a principal or stated amount in excess of $250,000, or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or intentionally grant any security interest in any of its assets, except for (a) advances, loans or other incurrence of indebtedness of any kind under any credit facilities or other debt instrument (including under any applicable credit line) of Marti or subsidiaries of Marti not to exceed $250,000 and (b) any such indebtedness among Marti and any wholly-owned subsidiary of Marti or among wholly-owned subsidiaries of Marti;

•
make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, agents or consultants), in each case, in excess of $250,000, individually or in the aggregate, make any material change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person, except (a) advances to employees or officers of Marti or any subsidiary of Marti in the ordinary course of business, (b) prepayments and deposits paid to suppliers of Marti or any subsidiary of Marti in the ordinary course of business or (c) trade credit extended to customers of Marti or any subsidiary of Marti in the ordinary course of business;

•
make any material capital expenditures (or commit to making any capital expenditures) in excess of $500,000, individually or in the aggregate, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with Marti’s annual capital expenditure budget for periods following the date of the Business Combination Agreement, made available to Galata;

•
acquire any fee interest in real property;

•
except as required by applicable law or the terms of any existing employee benefit plan or contracts as in effect on the date of the Business Combination Agreement, (a) grant any material increase in the compensation, incentives or benefits paid, payable, or to become payable to any current or former employee, officer, director, individual independent contractor or individual consultant of Marti or any subsidiary of Marti (each, a “Service Provider”), except for increases in salary or hourly wage rates to non-executive officers made in the ordinary course of business to any such Service Provider (and any corresponding bonus opportunity increases); (b) enter into any new, or materially amend any existing, retention, employment, employee incentive, severance or termination agreement with any current or former Service Provider (other than employment offer letters entered into in the ordinary course of business with new hires permitted pursuant to subsection (e) below); (c) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits payable to any current or former Service Provider or under any employee benefit plan; (d) establish or become obligated under any collective bargaining agreement, collective agreement, or other contract or agreement with a labor union, trade union, works council, or other representative of employees of Marti; (e) hire any new employees of Marti or any subsidiary of Marti unless (i) necessary to replace an employee whose employment has ended, as permitted hereunder (and in which case such hiring will be on terms substantially similar to the terms applicable to the employment of the employee being replaced) or (ii) such employees are hired with an annual base salary below $150,000; or (f) terminate the employment of any employee with an annual base salary at or above $150,000, other than any such termination for cause or due to death or disability; except that, in each case and without limiting the generality of the foregoing subclauses (a)  — (f), Marti may make annual or quarterly bonus or commission payments in the ordinary course of business;
•
make any material change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as (A) contemplated by the Business Combination Agreement to the transactions contemplated thereby or (B) required by a concurrent amendment in U.S. GAAP, IFRS or applicable law made subsequent to the date of the Business Combination Agreement, as agreed to by its independent accountants;

•
(a) amend any material tax return; (b) change any material method of tax accounting; (c) make, change or rescind any material election relating to taxes; or (d) settle or compromise any material U.S. federal, state, local or non-U.S. tax audit, assessment, tax claim or other controversy relating to taxes, in each case that is reasonably likely to result in an increase to tax liability, which increase is material to Marti and subsidiaries of Marti taken as a whole;

•
materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any material contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of Marti’s or any subsidiary’s material rights thereunder, in each case in a manner that is adverse to Marti or any subsidiary of Marti, taken as a whole; or (b) enter into any contract or agreement that would have been a material contract had it been entered into prior to the date of the Business Combination Agreement, in each case, except in the ordinary course of business,

•
fail to use reasonable efforts to protect the confidentiality of any material trade secrets constituting all intellectual property rights owned or purported to be owned by Marti or any subsidiaries of Marti (“Marti-Owned IP”);

•
enter into any contract, agreement or arrangement that obligates Marti or any subsidiary of Marti to develop any intellectual property related to the business of Marti or its products, in which such intellectual property would be owned by a third party;

•
permit any material item of Marti-Owned IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in material items of Marti-Owned IP;

•
waive, release, assign, settle or compromise any action, other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $250,000 individually or $500,000 in the aggregate, in each case in excess of insurance proceeds;

•
enter into any material new line of business outside of the business currently conducted by Marti or subsidiaries of Marti as of the date of the Business Combination Agreement;

•
voluntarily fail to maintain or cancel without replacing any coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Marti and any subsidiary of Marti and their assets and properties or change coverage in a manner materially detrimental to Marti and subsidiaries of Marti, taken as a whole, any material insurance policy insuring the business of Marti or any subsidiaries of Marti;

•
fail to use reasonable best efforts to keep current and in full force and effect, or to comply in all material respects with the requirements of, any permit that is material to the conduct of the business of Marti and subsidiaries of Marti taken as a whole;

•
amend or modify, or consent to the termination of, that certain Warrant Termination Agreement among Marti and the holders of Marti Warrants, dated as of the date of the Business Combination Agreement, or amend, waive, modify or consent to the termination of Marti’s rights thereunder; or

•
enter into any binding agreement or otherwise make a binding commitment to do any of the foregoing.

Galata agreed that, except as expressly contemplated by the Business Combination Agreement or any ancillary agreement (including entering into the Subscription Agreements and consummating the Subscription) and except as required by applicable law, from the date of the Business Combination Agreement until the earlier of the termination of the Business Combination Agreement and the Effective Time, unless Marti otherwise consents in writing (which consent may not be unreasonably withheld, conditioned or delayed), Galata will use reasonable best efforts to, and will cause Merger Sub to use reasonable best efforts to, conduct their respective businesses in the ordinary course of business. In addition, Galata and Merger Sub have agreed that prior to the Effective Time, subject to specified exceptions, they will not, without the prior written consent of Marti (which may not be unreasonably withheld, conditioned or delayed):
•
amend or otherwise change their organizational documents or form any subsidiary of Galata other than Merger Sub;

•
declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of their capital stock, other than redemptions from the Trust Account that are required pursuant to Galata’s organization documents, including the Existing Articles of Association;

•
reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of Class A Ordinary Shares or Galata Warrants except for redemptions from the Trust Account and conversion of the Founder Shares that are required pursuant to the Existing Articles of Association;

•
issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of Galata or Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of Galata or Merger Sub, except in connection with conversion of the Founder Shares pursuant to the Existing Articles of Association, except, in connection with a loan from the Sponsor or an affiliate thereof or certain of Galata’s officers and directors to finance Galata’s transaction costs in connection with the transactions contemplated by the Business Combination Agreement or other expenses unrelated to such transactions;

•
(a) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or otherwise acquire any securities or material assets from any third party, (b) enter into any strategic joint ventures, partnerships or alliances with any other person or (c) make any loan or advance or investment in any third party or initiate the start-up of any new business, non-wholly owned subsidiary or joint venture;

•
incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Galata, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business or except a loan from the Sponsor or an affiliate thereof or certain of Galata’s officers and directors to finance Galata’s transaction costs in connection with the transactions contemplated by the Business Combination Agreement or other expenses unrelated to such transactions;

•
make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in U.S. GAAP or applicable law made subsequent to the date of the Business Combination Agreement, as agreed to by Galata’s independent accountants;

•
amend any material tax return; (b) change any material method of tax accounting; (c) make, change or rescind any material election relating to taxes; or (d) settle or compromise any material U.S. federal, state, local or non-U.S. tax audit, assessment, tax claim or other controversy relating to taxes, in each ease that is reasonably likely to result in an increase to a tax liability, which increase is material the Galata and Merger Sub taken as a whole;

•
liquidate, dissolve, reorganize or otherwise wind up the business and operations of Galata or Merger Sub;

•
amend or modify the Trust Account or any agreement related to the Trust Account;

•
hire any employee, except as contemplated in the Incentive Plan Proposal, or (b) adopt or enter into any employee benefit plan (including grant or establish any form of compensation or benefits to any current or former employee, officer, director or other individual service provider of Galata (for the avoidance of doubt, other than consultants, advisors, including legal counsel, or institutional service providers engaged by Galata)); or

•
enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Registration Statement
Galata agreed to file with the SEC the Registration Statement on Form F-4 relating to the transactions contemplated by the Business Combination Agreement. Each of Galata, Merger Sub and Marti agreed to use its reasonable best efforts to: (i) cause the Registration Statement to comply in all material respects with the applicable rules and regulations set out by the SEC; (ii) promptly notify the other of, cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (iii) have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC; and (iv) keep the Registration Statement effective until the Closing in order to permit the consummation of the Business Combination.
Marti Shareholder Approval and Galata Shareholder Approval
Marti will (a) obtain and deliver to Galata the Requisite Marti Shareholder Approval (as defined in the Support Agreement) (i) in the form of a written consent executed by certain shareholders of Marti (pursuant to the Support Agreement), as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to shareholders, and in any event within five business days after the Registration Statement is declared effective, and (ii) in accordance with the terms and subject to the conditions of Marti’s certificate of incorporation and bylaws and other organizational documents, and (b) take all other action necessary or advisable to secure the Requisite Marti Shareholder Approval (as defined in the Support Agreement) and, if applicable, any additional consents or approvals of its shareholders related thereto. If Marti fails to deliver the Written Consent to Galata within five business days of the Registration Statement becoming effective, Galata will have the right to terminate the Business Combination Agreement pursuant to the terms therein.
Galata Extraordinary General Meeting
Galata agreed to call and hold the General Meeting as promptly as practicable after the date on which this Registration Statement becomes effective for the purpose of voting solely upon the Proposals, and to use its reasonable best efforts to hold the General Meeting as soon as practicable after the date on which this Registration Statement becomes effective; provided, that Galata may (or, upon the receipt of a request to do so from Marti, will) postpone or adjourn the General Meeting on one or more occasions for up to 30 days in the aggregate (or, if earlier, until the Outside Date) upon the good faith determination by the Galata Board that such adjournment is reasonably necessary to solicit additional proxies to obtain approval of the

Proposals or otherwise take actions consistent with Galata’s obligations). Galata has agreed to use its reasonable best efforts to obtain the approval of the Proposals at the General Meeting, including by soliciting from its shareholders proxies as promptly as possible in favor of the Proposals, and to take all other action necessary or advisable to secure the required vote or consent of its shareholders. Galata agreed, through the Galata Board, to recommend to its shareholders that they approve the Proposals and to include the recommendation of the Galata Board in this proxy statement/prospectus (the “Galata Recommendation”). Neither the Galata Board nor any committee thereof will (a) withdraw, modify, amend or qualify (or propose to withdraw, modify, amend or qualify publicly) the Galata Recommendation, or fail to include the Galata Recommendation in the Registration Statement; or (b) approve, recommend or declare advisable (or publicly propose to do so) any merger, consolidation, or acquisition of shares or assets or any other business combination involving Galata and any other corporation, partnership or other business organization other than Marti and subsidiaries of Marti (a “Galata Alternative Transaction”).
Notwithstanding (a) the making of any inquiry or proposal with respect to a Galata Alternative Transaction or (b) anything to the contrary contained in the Business Combination Agreement, unless the Business Combination Agreement has been earlier validly terminated, (i) in no event will Galata or Merger Sub execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Galata Alternative Transaction or terminate the Business Combination Agreement in connection therewith and (ii) Galata and Merger Sub will otherwise remain subject to the terms of the Business Combination Agreement, including Galata’s obligation to use reasonable best efforts to obtain the approval of the Proposals at the General Meeting.
Exclusivity
From the date of the Business Combination Agreement and ending on the earlier of (a) the Closing and (b) the valid termination of the Business Combination Agreement, none of Marti, Galata or Merger Sub will, and Marti, Galata and Merger Sub will cause their respective subsidiaries and its and their respective representatives not to, directly or indirectly, (i) enter into, solicit, initiate, knowingly facilitate, knowingly encourage or continue any discussions or negotiations with, or knowingly encourage any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning (A) in the case of Marti, (1) sale of 15% or more of the consolidated assets of Marti and its subsidiaries, taken as a whole, (2) sale of 15% or more of the outstanding capital stock of Marti or one or more of its subsidiaries holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of Marti and its subsidiaries, taken as a whole, or (3) merger, consolidation, liquidation, dissolution or similar transaction involving Marti or one or more of its subsidiaries holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of Marti and its subsidiaries, taken as a whole, in each case, other than with Galata and its representatives (a “Marti Alternative Transaction” and together with Galata Alternative Transaction, each an “Alternative Transaction”), and (B) in the case of Galata and Merger Sub, any Galata Alternative Transaction, (ii) in the case of Marti, amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Marti or any of its subsidiaries in connection with any proposal or offer that could reasonably be expected to lead to a Marti Alternative Transaction, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Transaction, (iv) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Alternative Transaction or any proposal or offer that could reasonably be expected to lead to Alternative Transaction, (v) commence, continue or renew any due diligence investigation regarding any Alternative Transaction or (vi) resolve or agree to do any of the foregoing or otherwise authorize or permit any of their respective representatives to take any such action. Marti, on the one hand, and Galata and Merger Sub, on the other hand, agreed to, and to direct their respective affiliates and representatives acting on their behalf to, immediately cease any and all existing discussions or negotiations with any person conducted prior to the execution of the Business Combination Agreement with respect to any Alternative Transaction. Any violation of the foregoing restrictions by Galata and Merger Sub or their respective affiliates or representatives will be deemed to be a breach under the Business Combination Agreement.
From the date of the Business Combination Agreement and ending on the earlier of (a) the Acquisition Closing and (b) the valid termination of the Business Combination Agreement, each of Marti and Galata agreed to notify the other party promptly after receipt of any (i) inquiry or proposal with respect to an Alternative Transaction, (ii) inquiry that would reasonably be expected to lead to an Alternative Transaction or (iii) request for non-public information relating to the party or any of its subsidiaries, or for access to the business, properties, assets, personnel, books or records of Marti or any of its subsidiaries by any third party, in each case that is related to or that would reasonably be expected to lead to an Alternative Transaction. In such notice, the party giving the notice will identify the third party making any such inquiry, proposal, indication or request with respect to an Alternative Transaction and provide the details of the material terms and conditions of any such inquiry, proposal, indication or request. The party who received the inquiry will keep the other party informed, on a reasonably current and prompt basis, of the status and material terms of any such inquiry, proposal, indication or request with respect to an Alternative Transaction, including the material terms and conditions thereof any material amendments or proposed amendments.
If either party receives any inquiry or proposal as described above, then that party has agreed to notify such inquirer in writing that the party receiving the inquiry is subject to an exclusivity agreement with respect to the Alternative Transaction that prohibits them from considering such inquiry or proposal.
Stock Exchange Listing
Each of Galata and Marti will use its reasonable best efforts to cause the Class A Ordinary Shares to be issued in connection with the Business Combination (including the Class A Ordinary Shares issuable upon conversion of the Convertible Notes and the Earnout Shares) to be approved for listing on the NYSE American at the Closing. Until the Closing, Galata will use its reasonable best efforts to keep the Galata Units, Class A Ordinary Shares and Galata Warrants listed for trading on the NYSE American.
Other Covenants and Agreements
The Business Combination Agreement contains other covenants and agreements, including covenants related to:
•
Marti and Galata providing access to books and records and furnishing relevant information to the other party, subject to certain limitations and confidentiality provisions;

•
director and officer indemnification;

•
prompt notification of certain matters;

•
Marti, Galata and Merger Sub using reasonable best efforts to consummate the Business Combination;

•
the Subscription;

•
public announcements relating to the Business Combination;

•
the intended tax treatment of the Business Combination;

•
cooperation regarding any filings required under the HSR Act and any non-U.S. antitrust laws , if any;

•
Galata making disbursements from the Trust Account;

•
Marti and Galata taking all necessary action so that immediately after the Effective Time, the New Marti Board is comprised of up to seven directors, which shall include (a) the Galata director nominee set forth on Schedule C to the Business Combination Agreement, who shall be an Independent director, and (b) director nominees (including the chairperson of the New Marti Board) to be designated by Marti pursuant to written notice to Galata following the date of the Business Combination Agreement, at least three of which shall be “independent directors” within the meaning ascribed to such term in Rule 10-3 under the Exchange Act;

•
Galata keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities law;

•
Galata notifying Marti and keeping Marti reasonably informed of any litigation brought, or to Galata’s knowledge, threatened in writing, against Galata or the Galata Board by any of Galata’s shareholders related to the Business Combination Agreement and the status thereof; and

•
Marti notifying Galata and keeping Galata reasonably informed of material litigation pending or, to Marti’s knowledge, threatened against Marti or any of its subsidiaries by or on behalf of any of their respective current or former employees or other service providers and the status thereof.

No Survival
The representations, warranties, covenants, obligations any other agreements of Marti, Galata and Merger Sub contained in the Business Combination Agreement or any certificate or instrument delivered pursuant to the Business Combination Agreement will terminate at the Effective Time, and only the covenants and agreements that by their terms survive the Effective Time and certain miscellaneous provisions of the Business Combination Agreement will survive the Effective Time.
Termination
The Business Combination Agreement may be terminated and the Business Combination may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the transactions contemplated thereby by the securityholders of Marti or Galata, as follows:
•
by mutual written consent of Galata and Marti;

•
by either Galata or Marti if the Effective Time will not have occurred prior to the Outside Date; provided, however, that the Business Combination Agreement may not be terminated by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained therein and such breach or violation is the principal cause of the failure of a condition to the Business Combination on or prior to the Outside Date;

•
by either Galata or Marti if any governmental order has become final and nonappealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination;

•
by either Galata or Marti if any of the Condition Precedent Proposals fails to receive the requisite vote for approval at the General Meeting (subject to any adjournment or recess of such meeting);

•
by Galata, in the event Marti fails to deliver the Written Consent to Galata within five business days of the Registration Statement becoming effective (the “Written Consent Failure”); provided, that Galata may not terminate the Business Combination Agreement for so long as Marti continues to exercise its reasonable efforts to cure such Written Consent Failure, unless such Written Consent Failure is not cured within five business days after notice of such Written Consent Failure is provided by Galata to Marti;

•
by Galata upon a breach of any representation, warranty, covenant or agreement on the part of Marti set forth in the Business Combination Agreement, or if any representation or warranty of Marti will have become untrue, in either case such that certain conditions set forth in the Business Combination Agreement would not be satisfied (a “Terminating Marti Breach”); provided, that Galata has not waived such Terminating Marti Breach and Galata and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided, further, that, if such Terminating Marti Breach is curable by Marti, Galata may not terminate the Business Combination Agreement for so long as Marti continues to exercise their reasonable efforts to cure such breach, unless such breach is not cured within 30 days after notice of such breach is provided by Galata to Marti;

•
by Marti upon a breach of any representation, warranty, covenant or agreement on the part of Galata or Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty of Galata or Merger Sub will have become untrue, in either case such that certain conditions set forth in the Business Combination Agreement would not be satisfied (a “Terminating Galata Breach”); provided, that Marti has not waived such Terminating Galata Breach and Marti is not then in material breach of its representations, warranties, covenants or agreements in the Business Combination Agreement; provided, further, that, if such Terminating Galata Breach is curable by Galata and Merger Sub, Marti may not terminate the Business Combination Agreement for so long as Galata and Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within 30 days after notice of such breach is provided by Marti to Galata; or

•
by Galata if Marti fails to deliver the Marti Audited Financial Statements to Galata by the then-applicable Financial Statement Delivery Date.

Effect of Termination
If the Business Combination Agreement is terminated, the agreement will become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except as set forth in the Business Combination Agreement or in the case of termination subsequent to fraud or a willful material breach of the Business Combination Agreement by a party thereto occurring prior to such termination.
Expenses
All expenses incurred in connection with the Business Combination Agreement and the Business Combination will be paid by the party incurring such expenses, whether or not the Business Combination is consummated; provided that Galata and Marti will each pay one half of the filing fee for the Notification and Report Forms filed under the HSR Act, if any.
Governing Law
The Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.
Amendments
The Business Combination Agreement may be amended or modified only by a written agreement executed by the parties thereto.
On April 28, 2023, Galata, Merger Sub and Marti entered into the BCA Amendment. The BCA Amendment, among other things, (i) formally removed the Available Galata Cash Condition; (ii) extended the Outside Date to July 31, 2023; (iii) revised certain terms of the New Marti Incentive Plan; and (iv) revised the Proposed Articles of Association to be adopted upon the closing of the Business Combination.
Related Agreements
This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, which we refer to as the “Related Agreements,” but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. The Support Agreement is attached hereto as Annex E, the form of Investor Rights Agreement is attached hereto as Annex F, the Founders Stock Letter is attached hereto as Annex D, the form of PIPE Subscription Agreement, the First PIPE Amendment and the Second PIPE Amendment are attached hereto as Annex B, the form of Pre-Fund Subscription Agreement and, Amendment No. 1 to the Pre-fund Subscription Agreement is attached hereto as Annex C, and the form of Proposed Articles of Association is attached hereto as Annex G. Galata shareholders and other interested parties are urged to read such Related Agreements in their entirety.

Marti Shareholder Support Agreement (Annex E)
Marti has delivered to Galata the Support Agreement, pursuant to which, among other things, the Written Consent Parties, whose ownership interests collectively represent the outstanding Marti Common Stock and Marti Preferred Stock (voting on an as-converted basis) sufficient to approve the Business Combination on behalf of Marti, agreed to support the approval and adoption of the transactions contemplated by the Business Combination Agreement, including to execute and deliver the Written Consent within three business days of the Registration Statement becoming effective. The Support Agreement will terminate upon the earlier to occur of: (a) the Effective Time, (b) the date of the termination of the Business Combination Agreement in accordance with its terms and (c) the effective date of a written agreement of Galata, Marti and the Written Consent Parties terminating the Support Agreement.
Investor Rights Agreement (Annex F)
In connection with the Closing, Galata, the Sponsor, the Marti Founders, and the Holders will execute and deliver the Investor Rights Agreement, pursuant to which, each of Callaway (on behalf of the Sponsor) and the Marti Founders, severally and not jointly, will agree with Galata and the Holders to take all necessary action to cause (x) the Galata Board to initially be composed of seven directors, (a) six of whom have been or will be nominated by Marti and (b) one of whom has been or will be nominated by Callaway (on behalf of the Sponsor). Each of Callaway and the Marti Founders, severally and not jointly, agrees with Galata and the Holders to take all necessary action to cause the foregoing directors to be divided into three classes of directors, with each class serving for staggered three-year terms.
Galata Founders Stock Letter (Annex D)
The Galata Founder Shareholders have entered into the Founders Stock Letter with Galata and Marti pursuant to which, among other things, the Galata Founder Shareholders agreed to (a) effective upon the closing of the Merger, waive the anti-dilution rights set forth in the Existing Articles of Association, (b) vote all Founder Shares held by them in favor of the adoption and approval of the Business Combination Agreement and the Business Combination and (c) not to redeem, elect to redeem or tender or submit any of their Galata Shares for redemption in connection with the Business Combination Agreement or the Business Combination.
Subscription Agreements, the First PIPE Amendment and the Second PIPE Amendment (Annex B)
In connection with the execution of the Business Combination Agreement, Galata entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which Galata agreed to issue and sell to the PIPE Investors, and the PIPE Investors agreed to subscribe for and purchase from Galata, the Convertible Notes, which are convertible into Underlying Shares, in an aggregate principal amount of $50,500,000 ((x) inclusive of a PIPE Investor who entered into a PIPE Subscription Agreement for an aggregate principal amount equal to $2 million on December 23, 2022, which aggregate principal amount was increased to $3 million on April 28, 2023, and (y) before adjusting for the termination of the PIPE Subscription Agreement with a certain PIPE Investor representing $15.0 million of aggregate principal amount on April 29, 2023) and having the terms set forth in the Indenture. Pursuant to the Indenture, the Convertible Notes were to bear interest at a rate of 12.00% per annum, payable semi-annually (a) at a rate per annum equal to 8.00% with respect to interest paid in cash and (b) at a rate per annum equal to 4.00% with respect to payment-in-kind interest, plus any additional interest or special interest that may accrue pursuant to the terms of the Indenture and the aggregate principal amount of PFG Debt (as defined therein) permitted to be incurred by the Company and its Subsidiaries (as defined therein) were not to exceed $18,000,000 at any time outstanding. Additionally, pursuant to the Indenture, the Convertible Notes were convertible into Underlying Shares at an initial conversion rate that was equal to approximately 87 Underlying Shares per $1,000 principal amount of the Convertible Notes (subject to adjustment provisions set forth in the Indenture). The Convertible Notes shall mature on the fifth year anniversary of the date of issuance.
The PIPE Subscription Closing is conditioned on all conditions set forth in the Business Combination Agreement having been satisfied or waived, the Subscription Minimum Cash Condition which initially included (i) the post-redemption Trust Account balance and (ii) Convertible Note proceeds, and other customary closing conditions. If the conditions are met, the Business Combination will be consummated immediately following the PIPE Subscription Closing. The PIPE Subscription Agreements were initially set to terminate upon the earlier to occur of (i) the termination of the Business Combination Agreement, (ii) the mutual written agreement of the parties thereto, and (iii) 5:00 p.m. New York City time on April 29, 2023, if the PIPE Subscription Closing has not occurred by such date other than as a result of a breach of such PIPE Investor’s obligations.
On December 23, 2022, Galata, Marti and each PIPE Investor that entered a PIPE Subscription Agreement concurrently with the execution of the Business Combination Agreement entered into the First PIPE Amendment. Pursuant to the terms of the First PIPE Amendment, the Subscription Minimum Cash Condition was amended to include (a) the aggregate original principal amount of the Convertible Notes issued to the PIPE Investors (including, without duplication, the unsecured convertible promissory notes which may be funded at the subscribers’ option prior to closing and which will convert into Convertible Notes at the closing of the business combination) issued at or prior to the Closing; plus (b) the aggregate amount of Qualified ABL Commitments (as defined in the First PIPE Amendment), whether drawn or undrawn and inclusive of all drawn and invested cash; plus (c) the aggregate amount of Qualified Equity Commitments (as defined in the First PIPE Amendment); plus (d) the amounts remaining in Trust Account (following any redemptions); plus (e) the aggregate cash and cash equivalents of Marti and its controlled subsidiaries. In addition, the form of Indenture was amended to (i) increase the interest rate on the Convertible Notes to 15.00% per annum, payable semi-annually (a) at a rate per annum equal to 10.00% with respect to interest paid in cash and (b) at a rate per annum equal to 5.00% with respect to payment-in-kind interest and (ii) increase the aggregate principal amount of PFG Debt (as defined in the Indenture) permitted to be incurred by Marti and its Subsidiaries to $20,000,000 at any time outstanding.
On April 28, 2023, Galata, Marti and certain PIPE Investors representing $35,500,000 aggregate principal amount of Convertible Notes, entered into the Second PIPE Amendment. The Second PIPE Amendment, among other things, (1) removes lock-up restrictions applicable to the PIPE Investors; (2) extends the outside termination date of the Subscription Agreements to July 31, 2023; (3) replaces the indenture attached as Exhibit A to the Subscription Agreements with a revised Indenture. The revised Indenture: (1) decreases the conversion premium from 15.0% to 10.0%; (2) provides for the conversion price to be subject to monthly resets for the first twelve (12) months following the date of issuance to an amount per Underlying Share equal to the lower of (y) the conversion price as of the immediately preceding reset date and (z) a 10.0% premium to the average of the daily volume weighted average price over the 20 consecutive trading day period immediately preceding the applicable reset date, subject to a minimum of $1.65 per share and a maximum of $11.00 per share; and (3) includes a beneficial ownership limitation provision where the Convertible Notes may not be converted to the extent such conversion would result in the holder, its affiliates and any other person or entity acting as a group together with such holder or affiliates owning more than 9.99% of outstanding Class A Ordinary Share. The holder can increase or decrease the beneficial ownership limitation (provided that it cannot be increased to an amount greater than 19.99%) only upon written notice to New Marti, the trustee and the conversion agent under the Indenture, and such notice will not be effective until the 61st day after such notice is delivered to New Marti.
On May 4, 2023, Galata and Callaway entered into the Callaway Subscription Agreement. Pursuant to the terms of the Callaway Subscription Agreement, Callaway or its designee has the option (but not the obligation) to subscribe for Convertible Notes in an aggregate principal amount up to $40,000,000 during the period beginning on the Closing Date and ending on the one year anniversary of the Closing Date.
Pre-Fund Subscription Agreement and Amendment No. 1 to the Pre-Fund Subscription Agreement (Annex C)
In connection with the execution of the Business Combination Agreement, Marti entered into a Pre-Fund Subscription Agreement with the Pre-Fund Subscribers, pursuant to which the Pre-Fund Subscribers agreed to subscribe for and purchase from Marti their respective Pre-Fund Notes, which will convert into Convertible Notes at Closing. Each Pre-Fund Subscriber may fund at its option prior to Closing, but shall only be obligated to fund the full subscription amount at the Closing. The Pre-Fund Subscriber, Farragut, is an affiliate of a director of Galata and the Pre-Fund Subscription Agreement has been unanimously approved by the Galata Board. As of the date of this prospectus, Farragut has committed to purchase $15 million in Pre-Fund Notes and has purchased $13.3 million of its Pre-Fund Notes, Sumed Equity has purchased $1.0 million in Pre-Fund Notes, European Bank for Reconstruction and Development has purchased $1.0 million in Pre-Fund Notes, and AutoTech Fund II LP has purchased $500,000 in Pre-Fund Notes.
In connection with the Subscription, as of the date of this proxy statement and prospectus and assuming conversion of the Pre-Fund Notes, the Pre-Fund Subscribers and the PIPE Investors have collectively committed to subscribe for an aggregate of $53,000,000 in Convertible Notes.
Amended and Restated Articles of Association (Annex G)
At the Effective Time, Galata shall adopt and file the Proposed Articles of Association with the Registrar of Companies in the Cayman Islands. The Proposed Articles of Association will govern New Marti following the Closing and, among other things, make effective the New Marti Lock-Up.
On April 28, 2023, pursuant to the terms of the BCA Amendment, Galata, Merger Sub, and Marti amended the New Marti Lock-Up to only apply to Class A Ordinary Shares, Marti Options, and other equity awards held by and/or issued to employees of, or service providers to, Marti or any of its subsidiaries. The amendment to the New Marti Lock-Up removed lock-up restrictions on: (i) Class A Ordinary Shares issued to Marti shareholders as consideration pursuant to the Business Combination Agreement who are not employees of, or service providers to, Marti or any of its subsidiaries; (ii) Class A Ordinary Shares converted, in connection with the Merger, from the Founder Shares, which are held exclusively by the Galata Founder Shareholders; (iii) the Private Placement Warrants, which are held exclusively by the Sponsor, and the Class A Ordinary Shares underlying the Private Placement Warrants; and (iv) stock options or other equity awards in respect of Class A Ordinary Shares, and the Class A Ordinary Shares underlying any stock options or other equity awards in respect of Class A Ordinary Shares, unless issued to an employee of, or service provider to, Marti or any of its subsidiaries.

REGULATORY APPROVALS RELATED TO THE BUSINESS COMBINATION
The transactions contemplated by the Business Combination Agreement, including the Business Combination, are not presently believed to be subject to any federal or state regulatory requirement or approval other than those discussed below.
Competition and Antitrust
General
At any time before or after the consummation of the Business Combination, the U.S. Federal Trade Commission (the “FTC”), the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), non-U.S. competition authorities or others could take action under antitrust laws with respect to the Business Combination, including seeking to enjoin consummation of the Business Combination, or to condition approval of the Business Combination on the divestiture of assets of Galata, Marti or their respective subsidiaries or to impose restrictions on the operations of New Marti or its subsidiaries that would apply after the consummation of the Business Combination. Private parties may also bring objections or legal actions under antitrust laws under certain circumstances.
There can be no assurance that the Business Combination will not be challenged on antitrust grounds or, if such a challenge is made, that the challenge will not be successful. Similarly, there can be no assurance that the antitrust approvals necessary to consummate the Business Combination and the other transactions contemplated by the Business Combination Agreement will be obtained or that the granting of these approvals will not involve the imposition of conditions to such consummation. These conditions or changes could result in the conditions to each party’s obligations to consummate the Business Combination not being satisfied prior to the Business Combination end date (which is summarized in the section titled “The Business Combination Agreement and Related Agreements — Termination” elsewhere in this proxy statement/prospectus) or any extensions thereof, which would give any party to the Business Combination Agreement the right to terminate the Business Combination Agreement without consummating the Business Combination.
Please see the sections titled “The Business Combination Agreement and Related Agreements — Covenants of the Parties,” elsewhere in this proxy statement/prospectus, and “The Business Combination —
Conditions to Closing of the Business Combination — Conditions to the Obligations of Each Party” elsewhere in this proxy statement/prospectus for information concerning Galata’s and Marti’s covenants and closing conditions related to antitrust filings and approvals.
United States Antitrust Clearance
The transactions contemplated by the Business Combination Agreement, including the Business Combination, are not presently believed to be subject to reporting under the HSR Act, which prevents transactions meeting certain size tests, and not otherwise exempt, from being completed until required information and materials are furnished to the Antitrust Division and the FTC and the related waiting period expires or is terminated early.
Although it is not anticipated that circumstances will change in such a way that prior to the closing any HSR filings would be required, it is possible that a change could occur and thereby trigger filing requirements. If that were to occur, the parties would, at that time, be required to file notifications with the Antitrust Division and the FTC and wait for the termination or expiration of the waiting period before closing the transactions. The initial waiting period under the HSR Act is 30 days, beginning on the date that both parties complete their filings. The waiting period can be terminated early by action of the Antitrust Division and the FTC. Either agency can extend the waiting period by issuing a request for additional information, known as a second request. A second request extends the waiting period until 30 days after each of the parties has substantially complied with the second request.
Whether or not the parties are subject to the notice and waiting period requirements of the HSR Act, and if so, even if the waiting period has been terminated or expired, the Antitrust Division or the FTC, as well as a foreign regulatory agency or government, state or private person, may challenge the transactions at any time before or after its completion. The parties cannot assure you that the Antitrust Division or the FTC will not try to prevent the transactions or seek to impose restrictions or conditions on one or more of the parties as a condition of not challenging the transactions. Depending on the nature of any restrictions or conditions, these restrictions or conditions may jeopardize or delay completion of the transactions, or lessen the anticipated benefits of the transactions.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following summary unaudited pro forma condensed combined financial information (the “summary pro forma data”) gives effect to the Business Combination and related transactions described in the section titled “Unaudited Pro Forma Condensed Combined Financial Information”. The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. generally accepted accounting principles (“GAAP”). Under this method of accounting, Galata Acquisition Corp. (“Galata”) will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Marti Technologies Inc. (“Marti”) issuing stock for the net assets of Galata Acquisition Corp., accompanied by a recapitalization. The net assets of Galata Acquisition Corp. will be stated at fair value, with no goodwill or other intangible assets recorded. The summary unaudited pro forma condensed combined balance sheet data as of December 31, 2022 gives pro forma effect to the Business Combination and related transactions as if they had occurred on December 31, 2022. The summary unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2022 gives pro forma effect to the Business Combination and related transactions as if they had been consummated on
January 1, 2022.
The summary pro forma data have been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of New Marti appearing elsewhere in this proxy statement/prospectus and the accompanying notes. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements of Galata Acquisition Corp. and related notes and the historical consolidated financial statements of Marti Technologies Inc. and related notes included in this proxy statement/ prospectus. The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of New Marti’s financial positions or results of operations actually would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of New Marti.
The following table presents summary pro forma data after giving effect to the Business Combination and related transactions, assuming three redemption scenarios as follows:
•
Assuming No Redemptions — this scenario assumes that no Galata Acquisition Corp. Class A Ordinary Shares are redeemed.

•
Assuming 50% Redemption — this scenario assumes that 7,187,500 Galata Acquisition Corp. Class A Ordinary Shares are redeemed for an aggregate payment of approximately $72,934,823 (based on the estimated per share redemption price of approximately $10.15 per share) from the Trust Account. This redemption scenario is based on 50% of the maximum number of redemptions that may occur in connection with the closing of the Business Combination assuming a hypothetical closing date of December 31, 2022.

•
Assuming Maximum Redemption — this scenario assumes that 14,375,000 Galata Acquisition Corp. Class A Ordinary Shares are redeemed for an aggregate payment of approximately $145,906,250 (based on the estimated per share redemption price of approximately $10.15 per share) from the Trust Account. This redemption scenario is based on the maximum number of redemptions that may occur in connection with the closing of the Business Combination assuming a hypothetical closing date of December 31, 2022.

Summary combined balance sheet as of December 31, 2022 is as follows;
(in thousands)	Pro Forma Combined (Assuming no Redemptions)	Pro Forma Combined (Assuming 50% Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Total current assets	293,170	220,235	147,300
Total non-current assets	20,424	20,424	20,424
Total assets	313,594	240,659	167,724
Total current liabilities	15,867	15,867	15,867
Total non-current liabilities	157,411	157,411	157,411
Total stockholders’ equity	140,316	67,381	(5,554)
Total liabilities and stockholders’ equity	313,594	240,659	167,724
Summary statement of operations data for the year ended December 31, 2022 is as follows;
(in thousands, except share and per share data)	Pro Forma Combined (Assuming no redemptions)	Pro Forma Combined (Assuming 50% redemptions)	Pro Forma Combined (Assuming maximum redemptions)
Statement of operations data for the year ended December 31, 2022
Revenue	24,988	24,988	24,988
Net loss	(24,246)	(24,246)	(24,246)
Net loss per share – basic and diluted	(0.46)	(0.54)	(0.64)
Weighted-average shares outstanding – basic and diluted	52,475,150	45,287,650	38,100,150

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
The Company and Marti Technologies Inc. are providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination and the related adjustments described in the accompanying notes. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined balance sheet as of December 31, 2022 gives pro forma effect to the Business Combination as if it were completed on December 31, 2022. The unaudited pro forma condensed combined statement of operations for the year December 31, 2022 gives pro forma effect to the Business Combination as if it were completed on January 1, 2022.
The unaudited pro forma condensed combined financial information gives effect to the following:
•
The Merger pursuant to the Business Combination Agreement;

•
The recognition of $150.0 million in gross proceeds raised as part of the PIPE financing and other financing sources (see “See Certain Definitions — ‘Subscription Minimum Cash Condition’”) in connection with the Business Combination (see “Certain Definitions — ‘Subscription Minimum Cash Condition’”). The Pre-Fund Notes issued under the Pre-Fund Subscription agreement are assumed to be included in the PIPE financing as they will be converted into the notes issued under the PIPE financing at closing;

The unaudited pro forma condensed combined financial information is based upon and should be read in conjunction with the audited historical financial statements of each of Marti Technologies Inc. and Galata Acquisition Corp. and the related notes thereto as of and for the year ended December 31, 2022 and the sections titled “Galata Management’s Discussion And Analysis of Financial Condition and Results of Operations” and “Marti Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
The foregoing historical financial statements have been prepared in accordance with GAAP. The unaudited pro forma condensed combined financial information has been prepared based on the aforementioned historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial information. The pro forma adjustments reflect transaction accounting adjustments related to the Business Combination, which is discussed in further detail below. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not purport to represent New Marti’s consolidated results of operations or consolidated financial position that would actually have occurred had the Business Combination been consummated on the dates assumed or to project New Marti’s consolidated results of operations or consolidated financial position for any future date or period.
Description of the Business Combination
On July 29, 2022, Marti Technologies Inc., Galata Acquisition Corp. and Galata Merger Sub Inc. entered into the Business Combination Agreement. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law, Galata Acquisition Corp. and Marti Technologies Inc will enter into a business combination transaction pursuant to which, on the closing date, Galata Merger Sub Inc. will merge with and into Marti Technologies Inc with Marti Technologies Inc. surviving the merger as a wholly owned subsidiary of Galata Acquisition Corp. Management concluded that Marti Inc is the accounting acquirer and SPAC the accounting acquiree, and the business combination will be accounted for as a reverse capitalization. All debts, liabilities and duties of Marti and SPAC shall become the debts, liabilities and duties of New Marti, as defined by the business combination agreement. The transaction was entered into in order for Marti Inc to access the capital markets and obtain financing for future market and business expansion.

The Business Combination Agreement provides that:
•
on the day prior to the closing date of the Merger (the “Closing Date” and such closing, the “Closing”), (a) each then issued, outstanding and unexercised warrant (a “Marti Warrant”) to purchase shares of Marti Preferred Stock (as defined below) shall be exchanged on a cashless basis for shares of Marti’s Preferred Stock, par value $0.00001 per share (“Marti Preferred Stock”), designated as Marti SeriesA1 Preferred Stock, Marti Series A-2 Preferred Stock, Marti Series A 3 Preferred Stock, Marti SeriesB1 Preferred Stock, Marti Series B-2 Preferred Stock or Marti Series  B 3 Preferred Stock in the Amended and Restated Certificate of Incorporation of Marti (the “Marti Charter”), in each case in accordance with the applicable provisions of such Marti Warrant, and, immediately thereafter, (b) each then outstanding share of Marti Preferred Stock (including the Marti Warrants converted to Marti Preferred Stock pursuant to clause (a)) will automatically convert into a number of shares of common stock, par value $0.00001 per share, of Marti (“Marti Common Stock), at the then-effective conversion rate as calculated pursuant to the Marti Charter (the “Conversion”);

•
on the Closing Date of the Merger immediately before the effective time of the Merger (the “Effective Time”), in accordance with the Amended and Restated Memorandum and Articles of Association of Galata (the “Existing Articles of Association”), each then outstanding Class B ordinary share, par value $0.0001 per share, of Galata (“Founder Shares”) shall be converted, on a one-for-one basis, into a Class A ordinary share, par value $0.00001 per share, of Galata (the “Class A Ordinary Shares”); and

•
at the Effective Time, (a) each then outstanding share of Marti Common Stock (including shares of Marti Common Stock resulting from the Conversion, but excluding unvested restricted shares of Marti Common Stock (such shares, “Marti Restricted Stock”)) will be cancelled and converted into the right to receive (1) a number of Class A Ordinary Shares equal to the applicable exchange ratio (determined in accordance with the Business Combination Agreement and as further described in this proxy statement/prospectus), and (2) the contingent right to receive certain earnout shares; (b) each outstanding and unexercised option of Marti (a “Marti Option”), whether or not vested, will be converted into (1) an option exercisable for a number of Class A Ordinary Shares, based on the exchange ratio (determined in accordance with the Business Combination Agreement and as further described in this proxy statement/prospectus) and (2) the contingent right to receive certain earnout shares; and (c) each outstanding award of Marti Restricted Stock will be converted into (1) an award covering restricted Class A Ordinary Shares based on the exchange ratio (determined in accordance with the Business Combination Agreement and as further described in this proxy statement/ prospectus) and (2) the contingent right to receive certain earnout shares.

The following summarizes the pro forma shares of New Marti Common Stock outstanding under the three redemption scenarios, excluding the potential dilutive effect of the Earnout Shares, conversion of the convertible notes and exercise of warrants:
	Scenario 1 (Assuming no redemptions)		Scenario 2 (Assuming 50% redemptions)		Scenario 2 (Assuming max redemptions)
	Shares	%	Shares	%	Shares	%
Founder shares	3,593,750	5.71%	3,593,750	6.44%	3,593,750	7.40%
Public shareholders	14,375,000	22.83%	7,187,500	12.89%	—	—
Target equity holders	45,000,000	71.46%	45,000,000	80.67%	45,000,000	92.60%
Total	62,968,750	100.00%	55,781,250	100.00%	48,593,750	100.00%
Accounting for the Business Combination
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Galata Acquisition Corp. has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the Marti Technologies Inc. equity holders having a relative majority of the voting power of the combined entity, Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Marti Technologies Inc. with the acquisition being treated as the equivalent of Marti Technologies Inc. issuing stock for the net assets of Galata Acquisition Corp., accompanied by a recapitalization. The net assets of Galata Acquisition Corp. will be stated at fair value, with no goodwill or other intangible assets recorded.
Basis of Pro Forma presentation
The historical financial information has been adjusted to give pro forma effect to the transaction accounting required for the Business Combination. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the combined entity upon the Closing.
The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined entity will experience. Marti Technologies Inc. and Galata Acquisition Corp. have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The unaudited pro forma condensed combined information assumes that Galata’s shareholders approve the proposed Business Combination. Galata’s public shareholders may elect to redeem their public shares for cash even if they approve the proposed Business Combination. Galata cannot predict how many of its public shareholders will exercise their right to have their public shares redeemed for cash. As a result, New Marti has elected to provide the unaudited pro forma condensed combined financial information under three different redemption scenarios, the “no redemptions” scenario, “50% redemptions” scenario and the “maximum redemptions” scenario, each as described below. The actual results are expected to be within the parameters described by the three scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. Under all scenarios, Marti is considered the accounting acquirer.
Assuming No Redemptions.   This scenario assumes that no Galata Acquisition Corp. Class A Ordinary Shares are redeemed;
Assuming 50% Redemptions.   This scenario assumes that 7,187,500 Galata Acquisition Corp. Class A Ordinary Shares are redeemed for an aggregate payment of approximately $72,934,823 (based on the estimated per share redemption price of approximately $10.15 per share) from the Trust Account. This redemption scenario is based on 50% of the maximum number of redemptions that may occur in connection with the closing of the Business Combination assuming a hypothetical closing date of December 31, 2022 and;.
Assuming Maximum Redemptions.   This scenario assumes that 14,375,000 Galata Acquisition Corp. Class A Ordinary Shares are redeemed for an aggregate payment of approximately $145,906,250 (based on the estimated per share redemption price of approximately $10.15 per share) from the Trust Account. This redemption scenario is based on the maximum number of redemptions that may occur in connection with the closing of the Business Combination assuming a hypothetical closing date of December 31, 2022.
If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.
Accounting policies
Upon consummation of the Business Combination, management will perform a comprehensive review of Marti Technologies Inc.’s and Galata Acquisition Corp.’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet
as of December 31, 2022
(in thousands)
			Assuming no redemption			Assuming 50% redemption			Assuming maximum redemption
(in thousands)	Marti (Historical)	Galata (Historical)	Pro Forma Adjustments (Assuming no Redemptions)(*)	Reference	Pro Forma Combined (Assuming no Redemptions)	Pro Forma Adjustments (Assuming 50% Redemptions)(*)	Reference	Pro Forma Combined (Assuming 50% Redemptions)	Pro Forma Adjustments (Assuming Maximum Redemptions)(*)	Reference	Pro Forma Combined (Assuming Maximum Redemptions)
ASSETS
Current assets
Cash and cash equivalents	10,498	252	272,464	2,5,9,3b	283,214	199,529	2,5,9,3b	210,279	126,594	2,5,9,3b	137,344
Accounts receivable, net	375	—	—		375	—		375	—		375
Inventories	3,332	—	—		3,332	—		3,332	—		3,332
Right of use assets	2,683	—	—		2,683	—		2,683	—		2,683
Other current assets	3,566	71	(71)	1	3,566	(71)	1	3,566	(71)	1	3,566
– VAT receivables	3,135	—	—		3,135	—		3,135	—		3,135
– Other	431	71	(71)	1	431	(71)	1	431	(71)	1	431
Total current assets	20,454	323	272,393		293,170	199,458		220,235	126,523		147,300
Non-current assets
Property, equipment and deposits, net	19,423	—	—		19,423	—		19,423	—		19,423
Right of use assets	841	—	—		841	—		841	—		841
Intangible assets	160	—	—		160	—		160	—		160
Prepaid expenses	—	—	—		—	—		—	—		—
Investment in trust account	—	148,745	(148,745)	2	—	(148,745)	2	—	(148,745)	2	—
Total non-current assets	20,424	148,745	(148,745)		20,424	(148,745)		20,424	(148,745)		20,424
Total assets	40,878	149,068	123,648		313,594	50,713		240,659	(22,222)		167,724

			Assuming no redemption			Assuming 50% redemption			Assuming maximum redemption
(in thousands)	Marti (Historical)	Galata (Historical)	Pro Forma Adjustments (Assuming no Redemptions)(*)	Reference	Pro Forma Combined (Assuming no Redemptions)	Pro Forma Adjustments (Assuming 50% Redemptions)(*)	Reference	Pro Forma Combined (Assuming 50% Redemptions)	Pro Forma Adjustments (Assuming Maximum Redemptions)(*)	Reference	Pro Forma Combined (Assuming Maximum Redemptions)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term financial liabilities, net	7,294	—	—		7,294	—		7,294	—		7,294
Lease liabilities	2,153	—	—		2,153	—		2,153	—		2,153
Accounts payable	3,574	—	—		3,574	—		3,574	—		3,574
Deferred revenue	1,328	—	—		1,328	—		1,328	—		1,328
Accrued expenses and other current liabilities	1,518	3,154	(3,154)	7	1,518	(3,154)	7	1,518	(3,154)	7	1,518
Total current liabilities	15,867	3,154	(3,154)		15,867	(3,154)		15,867	(3,154)		15,867
Non-current liabilities
Long-term financial liabilities, net	16,380	—	140,000	9	156,380	140,000	9	156,380	140,000	9	156,380
Lease liabilities	674	—	—		674	—		674	—		674
Other non-current liabilities	357	—	—		357	—		357	—		357
Deferred underwriting commission	—	5,031	(5,031)	5	—	(5,031)	5	—	(5,031)	5	—
Total non-current liabilities	17,411	5,031	134,969		157,411	134,969		157,411	134,969		157,411
Total liabilities	33,278	8,185	131,815		173,278	131,815		173,278	131,815		173,278
Stockholders’ equity
Common stock	—	—	—		—	—		—	—		—
Class A ordinary shares subject to possible redemption; 14,375,000 shares (at $10.15 and $10.00 per share)	—	145,870	51,282	3, 4, 8	197,152	(21,653)	3, 4, 8	124,217	(94,588)	3, 4, 8	51,282
Class B ordinary shares, $0.0001 par value, 20,000,000 shares authorized, 3,593,750 shares issued and outstanding	—	—	—	3	—	—	3	—	—	3	—

			Assuming no redemption			Assuming 50% redemption			Assuming maximum redemption
(in thousands)	Marti (Historical)	Galata (Historical)	Pro Forma Adjustments (Assuming no Redemptions)(*)	Reference	Pro Forma Combined (Assuming no Redemptions)	Pro Forma Adjustments (Assuming 50% Redemptions)(*)	Reference	Pro Forma Combined (Assuming 50% Redemptions)	Pro Forma Adjustments (Assuming Maximum Redemptions)(*)	Reference	Pro Forma Combined (Assuming Maximum Redemptions)
Preferred stock series A (Series A Preferred stock, $0.00001 par value 10,076,873 shares authorized and; 10,076,873 shares issued and outstanding at December 31, 2022)	12,723	—	(12,723)	4	—	(12,723)	4	—	(12,723)	4	—
Preferred stock series B (Series B Preferred stock, $0.00001 par value; 12,144,020 shares authorized and; 11,985,282 shares issued and outstanding at December 31, 2022)	38,559	—	(38,559)	4	—	(38,559)	4	—	(38,559)	4	—
Additional paid in capital	3,059	—	—		3,059	—		3,059	—		3,059
Accumulated other comprehensive loss	(7,558)	—	—		(7,558)	—		(7,558)	—		(7,558)
Accumulated deficit	(39,183)	(4,987)	(8,167)	6, 3b	(52,337)	(8,167)	6, 3b	(52,337)	(8,167)	6, 3b	(52,337)
Total stockholders’ equity	7,600	140,883	(8,167)		140,316	(81,102)		67,381	(154,037)		(5,554)
Total liabilities and stockholders’ equity	40,878	149,068	123,648		313,594	50,713		240,659	(22,222)		167,724

(*)
Pro forma adjustments are computed assuming the transaction was consummated on the date of the latest balance sheet (December 31, 2022) included in the filing.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended December 31, 2022
(in thousands)
			Assuming no redemption			Assuming 50% redemption			Assuming maximum redemption
(in thousands)	Marti (Historical)	Galata (Historical)	Pro Forma Adjustments (Assuming no Redemptions) (*)	Reference	Pro Forma Combined (Assuming no Redemptions)	Pro Forma Adjustments (Assuming 50% Redemptions) (*)	Reference	Pro Forma Combined (Assuming 50% Redemptions)	Pro Forma Adjustments (Assuming Maximum Redemptions) (*)	Reference	Pro Forma Combined (Assuming Maximum Redemptions)
Revenue	24,988	—	—		24,988	—		24,988	—		24,988
Cost of revenues	(27,093)	—	—		(27,093)	—		(27,093)	—		(27,093)
Gross profit	(2,105)	—	—		(2,105)	—		(2,105)	—		(2,105)
Operating expenses:
Research and development expenses	(1,878)	—	—		(1,878)	—		(1,878)	—		(1,878)
General and administrative expenses	(9,041)	(2,952)	2,952	1b	(9,041)	2,952	1b	(9,041)	2,952	1b	(9,041)
Selling and marketing expenses	(1,646)	—	—		(1,646)	—		(1,646)	—		(1,646)
Other income	186	—	—		186	—		186	—		186
Other expenses	(397)	—	—		(397)	—		(397)	—		(397)
Total operating expenses	(12,776)	(2,952)	2,952		(12,776)	2,952		(12,776)	2,952		(12,776)
Loss from operations	(14,881)	(2,952)	2,952		(14,881)	2,952		(14,881)	2,952		(14,881)
Financial income	2,567	2,115	(2,115)	2b	2,567	(2,115)	2b	2,567	(2,115)	2b	2,567
Financial expense	(1,932)	—	(10,000)	3b	(11,932)	(10,000)	3b	(11,932)	(10,000)	3b	(11,932)
Loss before income taxes	(14,246)	(837)	(9,163)		(24,246)	(9,163)		(24,246)	(9,163)		(24,246)
Income tax expense	—	—	—		—	—		—	—		—
Net loss	(14,246)	(837)	(9,163)		(24,246)	(9,163)		(24,246)	(9,163)		(24,246)
Other comprehensive loss
Changes in foreign currency translation adjustments	(337)	—	—		(337)	—		(337)	—		(337)
Total comprehensive loss	(14,583)	(837)	(9,163)		(24,583)	(9,163)		(24,583)	(9,163)		(24,583)

(*)
Pro forma adjustments are computed assuming the transaction was consummated on January 1, 2022.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1.
Basis of Presentation

The pro forma adjustments have been prepared as if the Business Combination had been consummated on December 31, 2022 in the case of the unaudited pro forma condensed combined balance sheet, and on January 1, 2022, the beginning of the earliest period presented, in the case of the unaudited pro forma condensed combined statements of operations.
The unaudited pro forma condensed combined financial information has been prepared assuming the following methods of accounting in accordance with GAAP.
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Marti Technologies Inc. with the acquisition being treated as the equivalent of Marti Technologies Inc. issuing stock for the net assets of Galata Acquisition Corp., accompanied by a recapitalization. The net assets of Galata Acquisition Corp. will be stated at fair value, with no goodwill or other intangible assets recorded.
The pro forma adjustments represent management’s estimates based on information available as of the date of this proxy statement/prospectus and are subject to change as additional information becomes available and additional analyses are performed. Management considers this basis of presentation to be reasonable under the circumstances.
The unaudited pro forma condensed combined financial information does not give effect to any synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination and related transactions.
The unaudited pro forma condensed combined financial information does not give effect to any income tax benefit associated with the pro forma adjustments as such pro forma adjustments result in the generation of additional net operating losses offset by a full valuation allowance recorded on such net operating losses as it is more-likely than-not that the net operating losses will not be utilized.
The pro forma adjustments reflecting the completion of the Business Combination and related transactions are based on currently available information and assumptions and methodologies that management believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions based on information available to management at the current time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Marti Technologies Inc. and Galata Acquisition Corp.
One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the Closing are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to the combined entity’s additional paid-in capital and are assumed to be cash settled. One-time non-recurring charges anticipated to be recorded prior to, or concurrent with, the Closing are reflected in the unaudited pro forma condensed combined balance sheet as an increase to the combined entity’s accumulated deficit and are included in the unaudited pro forma condensed combined statement of operations for the years ended December 31, 2022.

2.
Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2022

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2022 are as follows:
1.
Represents adjustments for liquidation of prepaid expenses.

2.
Represents the reclassification of $148,744,645 invested cash, which currently sits in the Galata’s Trust Account and is therefore classified under “Investment in trust account”, into cash and cash equivalents of New Marti that becomes available in the event of no redemptions in conjunction with the Business Combination.

3.
Represents the reclassification of 14,375,000 Class A Ordinary Shares that are not redeemed for New Marti Common Stock as such shares are no longer redeemable by the holders, and represents the conversion of the Founder Shares into 3,593,750 shares of New Marti Common Stock. The calculation of the amounts expected to be remaining in Class A ordinary shares of Galata following any redemptions is based on the redemption rate for each redemption scenario (0% for no redemption scenario, 50% for 50% redemption scenario and 100% for maximum redemption scenario) multiplied by $145,869,645 (as the Class A Ordinary Shares subject to possible redemption as of December 31, 2022). In the no redemption scenario, the redemption adjustment is $145,869,645 multiplied by 0%, which equals $0. In the 50% redemption scenario, the redemption adjustment is $145,869,645 multiplied by 50%, which equals $72,934,823. In the maximum redemption scenario, the redemption adjustment is $145,869,645 multiplied by 100%, which equals $145,869,645. In each scenario, the amount coming from Marti (Historical) Preferred Stock Series A is $12,722,511, and the amount coming from Marti (Historical) Preferred Stock Series B is $38,558,947, for a total of $51,281,458. In the no redemption scenario, the pro forma adjustment is therefore $51,281,458 minus 0, which equals $51,281,458, and the pro forma combined is $145,869,645 plus $51,281,458, which equals $197,151,103. In the 50% redemption scenario, the pro forma adjustment is therefore $51,281,458 minus $72,934,823, which equals $(21,653,365), and the pro forma combined is $145,869,645 minus $21,653,275, which equals $124,216,370. In the 100% redemption scenario, the pro forma adjustment is therefore $51,281,458 minus $145,869,645, which equals $(94,588,187), and the pro forma combined is $145,869,645 minus $(94,588,187), which equals $51,281,458.

4.
Represents conversion of each issued and outstanding share of Company Preferred Stock — one day prior to the Closing Date — into a number of shares of new Marti Common Stock.

5.
Reflects the payment of $5,031,000 of deferred underwriting fees due upon Closing that were originally incurred but unpaid in connection with merger of Galata Acquisition Corp. and Marti Technologies Inc.

6.
Represents the elimination of Galata Acquisition Corp.’s historical accumulated deficit.

7.
Represents the extinguishment of Galata Acquisition Corp’s existing accrued expenses, resulting in payment of expense accruals prior to the merger.

8.
Represents the redemption of 14,375,000 Galata Acquisition Corp.’s Class A Ordinary Shares given a maximum redemption scenario, at an assumed redemption price of $10.00 per share, exclusive of interest earned on funds held in the Trust Account.

9.
Represents the net proceeds of $140,000,000 from the PIPE financing. The entire amount is recorded as long term liabilities under the assumption that none of the convertible bonds will be converted into equity within one year. The key terms of the PIPE financing include a convertible debt instrument that features 10% cash interest, 5% PIK interest, and a five year maturity that begins upon the consummation of the Business Combination. Following the $10.00 listing price, the reference price underlying the conversion price is subject to a monthly reset feature for the first twelve (12) months following issuance, and resets to the lower of (i) the average of the daily volume weighted average price over the twenty (20) consecutive trading day period immediately preceding the reset date in the applicable month and (ii) the reference price in the immediately preceding month, subject to a minimum of $1.50 and maximum of $10.00 per Class A Ordinary Share. The convertible bond holders have a pledge over the documents, general intangibles, intellectual property, investment property, and books/records of Marti. The indenture is a registered and publicly tradeable instrument with a secondary market.
3.
Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2022

The adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 are as follows:
1b.
Represents the adjustment to net-off general and administrative expenses not related to the issuance of debt with net assets.

2b.
Represents the removal of interest earned on marketable securities held in the trust account.

3b.
Represents the transaction costs of $10,000,000 anticipated to be incurred prior to/or concurrent with the closing.

BUSINESS OF GALATA AND CERTAIN INFORMATION ABOUT GALATA
Unless the context otherwise requires, all references in this section to “we,” “us” and “our” refer to Galata prior to the consummation of the Business Combination.
General
Galata is a blank check company incorporated as a Cayman Islands exempted company on February 26, 2021. Galata was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, or reorganization or engaging in any other similar business combination with one or more businesses or entities.
On March 18, 2021, we issued an aggregate of 3,593,750 Founder Shares to the Sponsor, for a total subscription price of $25,000, or approximately $0.007 per share. On May 14, 2021, the Sponsor transferred an aggregate of 15,000 Founder Shares to Gala Investments, which is controlled by Andrew Stewart, one of our advisors. Prior to the initial investment in Galata of $25,000 by the Sponsor, Galata had no assets, tangible or intangible.
On July 9, 2021, Galata consummated the Initial Public Offering of 12,500,000 Galata Units, generating gross proceeds of $125,000,000.
Simultaneously with the closing of the Initial Public Offering, Galata consummated the sale of 6,500,000 Galata Warrants at a price of $1.00 per warrant in private placements to Sponsor.
On July 13, 2021, the underwriters notified Galata of their exercise of the over-allotment option in full and purchased 1,875,000 additional Galata Units at $10.00 per Galata Unit upon the closing of the over-allotment option, generating gross proceeds of $18,750,000. The over-allotment option closed on July 15, 2021. Simultaneously with the closing of the over-allotment option, Galata consummated the sale of 750,000 Galata Warrants at a price of $1.00 per warrant in private placements to the Sponsor.
Following the closing of the Initial Public Offering on July 13, 2021, and the over-allotment option on July 15, 2021, an aggregate amount of $146,625,000 from the net proceeds of the sale of the Galata Units in the Initial Public Offering and the private placement was placed in the Trust Account. The funds held in the Trust Account may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by Galata meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by Galata, until the earlier of: (i) the consummation of the Initial Business Combination or (ii) the distribution of the Trust Account, as described below.
The Founder Shares that we issued prior to the Initial Public Offering will automatically convert into Class A Ordinary Shares at the time of the Business Combination on a one-for-one basis. In connection with the execution of the Business Combination Agreement, the Galata Founder Shareholders entered into the Founders Stock Letter with Galata pursuant to which, among other things, the Galata Founder Shareholders agreed to vote all the Galata Shares held by them in favor of the adoption and approval of the Business Combination Agreement and the Business Combination.
Galata intends to effectuate the Business Combination using cash from the proceeds of the Initial Public Offering, the sale of the Private Placement Warrants and proceeds from the sale of the Convertible Notes.
Initial Business Combination
The NYSE American rules and the Existing Articles of Association require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (net of amounts disbursed to Galata’s management for working capital purposes and excluding the amount of any deferred underwriting discount held in the Trust Account).

Redemption Rights for Holders of Public Shares
We are providing our public shareholders with the opportunity to elect to redeem their public shares for cash equal to a pro rata share of the aggregate amount then on deposit in the Trust Account, including interest not previously released to us to pay our taxes, divided by the number of then outstanding public shares, upon the consummation of the Business Combination, subject to the limitations described herein. As of March 31, 2023 the amount in the Trust Account, including interest not previously released to us to pay our taxes, is $10.26 per share. The Galata Founder Shareholders have agreed, for no consideration in return, to waive their redemption rights with respect to the Founder Shares and any public shares they may hold in connection with the consummation of the Business Combination. The Founder Shares will be excluded from the pro rata calculation used to determine the per share redemption price applicable to public shares that are redeemed.
Submission of Initial Business Combination to a Shareholder Vote
The General Meeting to which this proxy statement/prospectus relates is being held to solicit your approval of, among other things, the Business Combination, which would constitute the Initial Business Combination under the terms of the Existing Articles of Association. Unlike many other blank check companies, Galata public shareholders are not required to vote against the Business Combination in order to exercise their redemption rights. If the Business Combination is not completed, then public shareholders electing to exercise their redemption rights will not be entitled to receive such payments. The Galata Founder Shareholders have agreed to vote their respective Founder Shares (together with any other equity securities of Galata owned by them ) in favor of the Business Combination.
Limitation on Redemption Rights
Notwithstanding the foregoing, the Existing Articles of Association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemptions with respect to more than an aggregate of 15% of the Class A Ordinary Shares included in the units sold in the Initial Public Offering.
Human Capital Resources
We currently have two executive officers. Members of our management team are not obligated to devote any specific number of hours to our matters but they have and intend to continue to devote as much of their time as they deem necessary to our affairs until we have completed our Initial Business Combination. The amount of time that any member of our management team will devote in any time period will vary based on the current stage of the business combination process. We do not intend to have any full time employees prior to the consummation of the Business Combination
Directors and Executive Officers
Our officers and directors are as follows:
Name	Age	Position
Kemal Kaya*	62	Chief Executive Officer and Director
Daniel Freifeld	42	President, Chief Investment Officer and Director
Michael Tanzer*	34	Chief Financial Officer
Adam S. Metz	61	Independent Board Member
Shelley Guiley	49	Independent Board Member
Tim Shannon	38	Independent Board Member

*
Denotes an executive officer.

Kemal Kaya, Chief Executive Officer, Director
Kemal is a leading figure in Turkish banking and has more than 35 years of experience in financial services. Since 2008, Kemal has served as a Senior Advisor to The Blackstone Group, focused on transactions in the region. Before joining Blackstone, Kemal was the CEO of Yapi Kredi Group, one of the leading financial groups in Türkiye. He assumed this position after leading Türkiye’s first and largest privately owned bank acquisition by Koc Financial Services. Under his leadership, Yapi Kredi Bank and Kocbank were merged, the biggest merger to date in the Turkish banking sector. Before the merger, Kemal served as General Manager of Kocbank and CEO of Koc Financial Services, the financial holding company of a strategic partnership between Koc Holding and UniCredit, in which Kemal also played a leading role in realizing in 2002. Earlier in his career, he held various senior positions in financial institutions and investor relations management with Yapi Kredi Bank. Kemal was educated in the United States and received his Bachelor of Science in Business Administration from the University of Kansas.
Daniel Freifeld, President, Chief Investment Officer, Director
Daniel is the founder of Callaway and serves as the firm’s Chief Investment Officer. He plays a central role in the identification, development, and execution of investment opportunities for the firm and leads the development and implementation of the firm’s stakeholder engagement strategies. Prior to founding Callaway, Mr. Freifeld served as Senior Advisor to the Special Envoy for Eurasian Energy at the U.S. Department of State, where he was responsible for oil and gas issues in Iraq, Türkiye, Russia, and the eastern Mediterranean and as a program coordinator for the Near East South Asia Center at the U.S. Department of Defense, working in more than ten Middle Eastern countries. He has been an associate of the Geopolitics of Energy Project at Harvard University and a term member of the Council on Foreign Relations and is a member of the state bars of Massachusetts and the District of Columbia. He speaks Turkish and French and conversational Arabic, Farsi, and Spanish and holds a bachelor’s degree in political science summa cum laude from Emory University and a juris doctor from New York University School of Law.
Michael Tanzer, Chief Financial Officer
Michael is the President of CCUR Holdings, a holding company dedicated to acquiring businesses in the United States. Prior to March 2023, Michael served as a Portfolio Manager for Callaway’s flagship investment fund, focusing on the identification, development, and execution of investment opportunities in corporate credit special situations. Prior to joining Callaway, Mr. Tanzer was a Senior Analyst at Southpaw Asset Management, where he focused on distressed investments across the capital structure, as well as litigation finance opportunities. Prior to joining Southpaw, he was a senior analyst at DG Capital Management, a special situations hedge fund based in New York. He began his career at Oberon Asset Management, also based in New York. He speaks conversational French and holds Bachelor’s degrees in economic theory and philosophy from New York University.
Adam S. Metz, Independent Board Member
Adam serves on the board of directors of Morgan Stanley Direct Lending Fund, a private externally managed specialty finance company focused on lending to middle market companies, in connection with which he also serves on the board of directors of SL Investment Corp., a sidecar investment vehicle of the Morgan Stanley Direct Lending Fund. Adam also serves as non-executive director of Hammerson PLC (LON: HMSO), a property development and investment company. Previously, Adam served as Managing Director and Head of International Real Estate at The Carlyle Group Inc. (NASDAQ: CG), a private equity, alternative asset management and financial services company, from September 2013 to April 2018. From March 2011 to August 2013, Adam served as a Senior Advisor at the dedicated real estate equity investment platform of global alternative asset management firm TPG Capital. From October 2008 to December 2010, Adam served as Chief Executive Officer at General Growth Properties (formerly NYSE: GGP), a shopping mall operator. From 2003 to 2008, Mr. Metz served as Co-Founding Partner at Polaris Capital LLC, a private investment management company. Adam holds a Bachelor of Arts degree in history from Cornell University and a Master’s in Business Administration degree from the Kellogg School of Management at Northwestern University.

Shelley Guiley, Independent Board Member
Shelley served as Managing Director and Chief Operating Officer of Fundraising at The Carlyle Group Inc. (NASDAQ: CG), a private equity, alternative asset management and financial services company, from July 2010 to February 2020. In that role, Shelley led the execution of Carlyle’s fundraising strategy, working with Management to define fundraising goals, create a systematic approach and drive the fundraising processes. Prior to joining Carlyle, Shelley was a Senior Vice President and the Director of Investor Relations at Allied Capital Corporation (NYSE: ALD) from March 2005 to July 2010, where she managed the firm’s relationships with institutional and individual investors. Prior to that, she was employed by Capital One Financial Corporation (NYSE: COF) and Price Waterhouse LLP. Shelley has over twenty years of experience in the financial services industry, primarily in the Investor Relations field. Shelley earned her Bachelor of Science degree in commerce from The University of Virginia and a Master’s in Business Administration degree from The Tuck School at Dartmouth College. She is a licensed CPA and has held a Series 24 license since October 2020, an 82 license since April 2011 and a Series 63 license since November 2011.
Tim Shannon, Independent Board Member
Tim serves as the Managing Partner of Cedar Investors LLC, an investment firm with private equity holdings in industries including veterinary and dental practice management. Prior to founding Cedar Investors, Tim was an operator at DaVita Inc. (NYSE: DVA) where he focused on initiatives including strategic partnerships with health insurance companies. Previously, Tim was an investor at Zweig-DiMenna Associates, a hedge fund with holdings across global equities and credit. He started his career at J.P. Morgan Chase & Co. as a research analyst covering sectors including health and life insurance. Tim is a CFA charterholder. He holds a Bachelor’s degree in healthcare management and policy magna cum laude from Georgetown University and a Master’s in Business Administration degree with distinction from the Kellogg School of Management at Northwestern University.
Number and Terms of Office of Officers and Directors
Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. The term of office of the first class of directors, consisting of Shelley Guiley, will expire at our first annual general meeting. The term of office of the second class of directors, consisting of Adam Metz and Tim Shannon, will expire at the second annual general meeting. The term of office of the third class of directors, consisting of Daniel Freifeld and Kemal Kaya, will expire at the third annual general meeting.
Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Treasurer and such other offices as may be determined by the board of directors.
Board Leadership Structure and Role in Risk Oversight
The Galata Board currently has no chairman. The executive officers, who are also directors, are responsible for leading our management and operations. The Galata Board believes that its small size and collaborative nature of the remaining members on oversight of the execution of the business plans and strategy of Galata are such that a designated individual responsible solely for board leadership is not required at this time. The Galata Board believes that the current leadership structure is efficient for a company of our size, and promotes good corporate governance. However, the Galata Board will continue to evaluate its leadership structure and may change it if, in the opinion of the Galata Board, a change is required by the needs of our business and operations.
The Galata Board is actively involved in overseeing our risk assessment and monitoring processes. The Galata Board focuses on our general risk management strategy and ensures that appropriate risk mitigation strategies are implemented by management. Further, operational and strategic presentations by management to the Galata Board include consideration of the challenges and risks of our businesses, and the Galata Board and management actively engage in discussion on these topics. In addition, each of the Galata Board’s committees considers risk within its area of responsibility.
Director Independence
The NYSE American listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that each of Adam S. Metz, Shelley Guiley and Tim Shannon qualifies as an “independent director” as defined in the NYSE American listing standards and applicable SEC rules. Our independent directors have had regularly scheduled meetings at which only independent directors are present.
Committees of the Board of Directors
Our board of directors has an audit committee, a compensation committee, and a nominating and corporate governance committee. The rules of the NYSE American and Rule 10A-3 of the Exchange Act as required by the rules of the NYSE American, require that the audit committee and the compensation committee of a listed company be comprised solely of independent directors.
Audit Committee
Effective July 8, 2021, we established an audit committee of the board of directors. The rules of the NYSE American require that the audit committee of a listed company be comprised solely of at least three independent directors. The members of our audit committee are Adam S. Metz, Shelley Guiley and Tim Shannon. Tim Shannon serves as chairman of the audit committee. Adam S. Metz, Shelley Guiley and Tim Shannon meet the independent director standard under the NYSE American’s listing standards.
Each member of the audit committee is financially literate and our board of directors has determined that Tim Shannon qualifies as an “audit committee financial expert” as defined in applicable SEC rules.
Responsibilities of the audit committee include:
•
the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us;

•
pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•
reviewing and discussing with the independent registered public accounting firm all relationships the independent registered public accounting firm have with us in order to evaluate their continued independence;

•
setting clear hiring policies for employees or former employees of the independent registered public accounting firm;

•
setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•
obtaining a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•
reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•
reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee
Effective July 8, 2021, we established a compensation committee of the board of directors as required by the rules of the NYSE American. The rules of the NYSE American require that the compensation committee of a listed company be comprised solely of independent directors. The members of our Compensation Committee are Adam S. Metz, Shelley Guiley and Tim Shannon. Shelley Guiley serves as chairman of the compensation committee. Adam S. Metz, Shelley Guiley and Tim Shannon meet the independent director standard under the NYSE American’s listing standards. We adopted a compensation committee charter, which details the principal functions of the compensation committee, as required by the rules of the NYSE American, including:
•
reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

•
reviewing and approving the compensation of all of our other executive officers;

•
reviewing our executive compensation policies and plans;

•
implementing and administering our incentive compensation equity-based remuneration plans;

•
assisting management in complying with our proxy statement and annual report disclosure requirements;

•
approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•
producing a report on executive compensation to be included in our annual proxy statement; and

•
reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The compensation committee charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE American and the SEC.
Notwithstanding the foregoing, as indicated above, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of the Business Combination.
Nominating and Corporate Governance Committee
Effective July 8, 2021, we established a nominating and corporate governance committee of the board of directors as required by the rules of the NYSE American. The rules of the NYSE American require that the nominating and corporate governance committee of a listed company be comprised solely of independent directors. The members of our nominating and corporate governance committee are Adam S. Metz, Shelley Guiley and Tim Shannon. Adam Metz serves as chairman of the nominating and corporate governance committee. Adam S. Metz, Shelley Guiley and Tim Shannon meet the independent director standard under the NYSE American’s listing standards. We adopted a nominating and corporate governance committee charter, which details guidelines for selecting nominees and the principal functions of the nominating and corporate governance committee, as required by the rules of the NYSE American.

Committee Membership, Meetings and Attendance
During the fiscal year ended December 31, 2021, the Galata Board held meetings on August 23, 2021 and November 11, 2021.
During the fiscal year ended December 31, 2021, the audit committee of the Galata Board held meetings on August 23, 2021 and November 11, 2021.
We encourage all of our directors to attend our annual general meetings.
Director Nominations
The guidelines for selecting nominees, which are specified in the Nominating and Corporate Governance Committee Charter, generally provide that persons to be nominated:
•
should have demonstrated notable or significant achievements in business, education or public service;

•
should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•
should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating and corporate governance committee considers a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating and corporate governance committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating and corporate governance committee does not distinguish among nominees recommended by shareholders and other persons.
Shareholder Communications
The Galata Board welcomes communications from our shareholders. Our shareholders may send communications to the Galata Board, any committee of the Galata Board or any other director in particular, to:
Galata Acquisition Corp.
2001 S Street NW, Suite 320
Washington, DC 20009
Our shareholders should mark the envelope containing each communication as “Shareholder Communication with Directors” and clearly identify the intended recipient(s) of the communication. Galata’s executive officers will review each communication received from our shareholders and will forward the communication, as expeditiously as reasonably practicable, to the addressee(s) if: (a) the communication complies with the requirements of any applicable policy adopted by the Galata Board relating to the subject matter of the communication; and (b) the communication falls within the scope of matters generally considered by the Galata Board. To the extent the subject matter of a communication relates to matters that have been delegated by the Galata Board to a committee or to an executive officer of Galata, then Galata’s executive officers may forward the communication to the executive officer or chairman of the committee to which the matter has been delegated. The acceptance and forwarding of communications to the members of the Galata Board or an executive officer does not imply or create any fiduciary duty of the Galata Board members or executive officer to the person submitting the communications.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, and in the past year has not served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors.

Code of Ethics
Effective July 6, 2021, we adopted a code of ethics applicable to our directors, officers and employees. You are able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a Current Report on Form 8-K.
Conflicts of Interest
Under the laws of the Cayman Islands, directors and officers owe the following fiduciary duties:
•
duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•
duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•
directors should not improperly fetter the exercise of future discretion;

•
duty to exercise powers fairly as between different sections of shareholders;

•
duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•
duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care that is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.
As described above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Existing Articles of Association or alternatively by shareholder approval at general meetings.
Executive Officer and Director Compensation
None of Galata’s officers or directors have received any cash compensation for services rendered to Galata. The Sponsor, Galata’s executive officers and directors, and their respective affiliates will be reimbursed for any out-of- pocket expenses incurred in connection with activities on Galata’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Other than these reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by Galata to the Sponsor, and Galata’s officers and directors, or any of their respective affiliates prior to completion of the Initial Business Combination. Beginning on February 26, 2021 through the acquisition of Marti, the Sponsor will provide us with office space and certain office and secretarial services at no charge. However, this arrangement is solely for Galata’s benefit and is not intended to provide our executive officers or directors compensation in lieu of a salary.
There will be no finder’s fees, reimbursements or cash payments made to the Sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of the Business Combination, other than the following payments, none of which will be made from the proceeds of our Initial Public Offering held in the Trust Account prior to the completion of our initial business combination:
•
Repayment of up to a total of $250,000 in loans made to us by the Sponsor to cover offering-related and organizational expenses;

•
Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of the Business Combination. However, in the event that the Business Combination is approved, Daniel Freifeld is expected to be nominated to serve as a director of New Marti.

GALATA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with the financial statements and related notes of Galata included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “we,” “us” or “our” refers to Galata prior to the consummation of the Business Combination.
Overview
We were formed on February 26, 2021 for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more target businesses. We intend to effectuate the Business Combination using cash from the proceeds of the Initial Public Offering, the sale of the Private Placement Warrants and proceeds from the sale of the Convertible Notes.
On July 9, 2021, we consummated the Initial Public Offering of 12,500,000 Galata Units, at a price of $10.00 per unit, generating gross proceeds of $125,000,000. Simultaneously with the closing of the Initial Public Offering, Galata consummated a private placement in which the Sponsor purchased 6,500,000 Private Placement Warrants at a price of $1.00 per warrant, generating total proceeds of $6,500,000.
Upon the consummation of the Initial Public Offering and associated private placements, $127,500,000 of cash was placed in the Trust Account, $2,500,000 was paid in underwriter’s commissions and $500,000 of cash was held outside of the Trust Account and was available for the repayment of advances from the Sponsor, payment of expenses related to the Initial Public Offering and subsequent working capital purposes.
On July 13, 2021, the underwriters notified us of their exercise of the over-allotment option in full and purchased 1,875,000 additional Galata Units at $10.00 per unit upon the closing of the over-allotment option, generating gross proceeds of $18,750,000. The over-allotment option closed on July 15, 2021. Simultaneously with the closing of the over-allotment option, we consummated the sale of 750,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant in private placements to the Sponsor.
If we are unable to complete our initial business combination within 24 months from the date of the Initial Public Offering, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than five business days thereafter, redeem 100% of the outstanding public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining holders of ordinary shares and our board of directors, liquidate and dissolve in accordance with the Existing Articles of Association. In the event of liquidation, the holders of the Founder Shares and Private Placement Warrants will not participate in any redemption distribution with respect to their Founder Shares or Private Placement Warrants, until all of the claims of any redeeming shareholders and creditors are fully satisfied (and then only from funds held outside the Trust Account).
Proposed Business Combination
Business Combination Agreement
On July 29, 2022, we entered into the Business Combination Agreement with Merger Sub and Marti.
Pursuant to the Business Combination Agreement, the parties thereto will enter into a business combination transaction by which, among other things, (i) Merger Sub will merge with and into Marti with Marti surviving the Merger as a wholly owned subsidiary of New Marti, and (ii) as a result of the Merger, as of the end of the day immediately preceding the closing, Galata is expected to become a U.S. corporation for U.S. federal income tax purposes by reason of Section 7874(b) of the Code, in a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, pursuant to U.S. Treasury Regulations issued pursuant to the Code. The parties expect the Business Combination to be completed in the second or third quarter of 2023, subject to, among other things, the approval of the Business Combination by Galata’s shareholders, satisfaction of the conditions stated in the Business Combination Agreement and other customary closing conditions.
On December 23, 2022, Marti irrevocably and unconditionally waived the Available Galata Cash Condition.
On April 28, 2023, Galata, Merger Sub and Marti entered into the BCA Amendment. The BCA Amendment, among other things, (i) formally removed the Available Galata Cash Condition; (ii) extended the outside termination date of the Business Combination Agreement to July 31, 2023 (the “Outside Date”); (iii) revised certain terms of the New Marti Incentive Plan; and (iv) revised the Proposed Articles of Association to be adopted upon the closing of the Business Combination.
Marti Shareholder Support Agreement
Marti has delivered to Galata the Support Agreement, pursuant to which, among other things, the Written Consent Parties, whose ownership interests collectively represent the outstanding Marti Common Stock and Marti Preferred Stock (voting on an as-converted basis) sufficient to approve the Business Combination on behalf of Marti, have agreed to support the approval and adoption of the transactions contemplated by the Business Combination Agreement, including to execute and deliver the Written Consent within three business days of the Registration Statement becoming effective. The Support Agreement will terminate upon the earlier to occur of: (a) the Effective Time, (b) the date of the termination of the Business Combination Agreement in accordance with its terms and (c) the effective date of a written agreement of Galata, Marti and the Written Consent Parties terminating the Support Agreement.
Investor Rights Agreement
In connection with the Closing, Galata, the Sponsor, the Marti Founders, and other parties named therein (the “Holders”) will execute and deliver the Investor Rights Agreement, pursuant to which, each of Callaway (on behalf of the Sponsor) and the Marti Founders, severally and not jointly, will agree with Galata and the Holders to take all necessary action to cause (x) the Galata Board to initially be composed of seven directors, (a) six of whom have been or will be nominated by Marti and (b) one of whom has been or will be nominated by Callaway (on behalf of the Sponsor). Each of Callaway and the Marti Founders, severally and not jointly, agrees with Galata and the Holders to take all necessary action to cause the foregoing directors to be divided into three classes of directors, with each class serving for staggered three-year terms.
Founders Stock Letter
The Galata Founder Shareholders have entered into the Founders Stock Letter with Galata and Marti pursuant to which, among other things, the Galata Founder Shareholders agreed to (a) effective upon the closing of the Merger, waive the anti-dilution rights set forth in the Existing Articles of Association, (b) vote all Founder Shares held by them in favor of the adoption and approval of the Business Combination Agreement and the Business Combination and (c) not to redeem, elect to redeem or tender or submit any of their Galata Shares for redemption in connection with the Business Combination Agreement or the Business Combination.
Subscription Agreements
In connection with the execution of the Business Combination Agreement, Galata entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which Galata has agreed to issue and sell to the PIPE Investors, and the PIPE Investors have agreed to subscribe for and purchase from Galata, the Convertible Notes, which are convertible into Underlying Shares, in an aggregate principal amount of $50,500,000 ((x) inclusive of a PIPE Investor who entered into a PIPE Subscription Agreement for an aggregate principal amount equal to $2 million on December 23, 2022, which aggregate principal amount was increased to $3 million on April 28, 2023, and (y) before adjusting for the termination of the PIPE Subscription Agreement with a certain PIPE Investor representing $15.0 million of aggregate principal amount on April 29, 2023) and having the terms set forth in the Indenture. Pursuant to the Indenture, the

Convertible Notes were to bear interest at a rate of 12.00% per annum, payable semi-annually (a) at a rate per annum equal to 8.00% with respect to interest paid in cash and (b) at a rate per annum equal to 4.00% with respect to payment-in-kind interest, plus any additional interest or special interest that may accrue pursuant to the terms of the Indenture and the aggregate principal amount of PFG Debt (as defined therein) permitted to be incurred by the Company and its Subsidiaries (as defined therein) were not to exceed $18,000,000 at any time outstanding. Additionally, pursuant to the Indenture, the Convertible Notes were convertible into Underlying Shares at an initial conversion rate that was equal to approximately 87 Underlying Shares per $1,000 principal amount of the Convertible Notes (subject to adjustment provisions set forth in the Indenture). The Convertible Notes shall mature on the fifth year anniversary of the date of issuance.
The PIPE Subscription Closing is conditioned on all conditions set forth in the Business Combination Agreement having been satisfied or waived, the Subscription Minimum Cash Condition which includes (i) the post-redemption Trust Account balance and (ii) Convertible Note proceeds, and other customary closing conditions. If the conditions are met, the Business Combination will be consummated immediately following the PIPE Subscription Closing. The PIPE Subscription Agreements were initially set to terminate upon the earlier to occur of (i) the termination of the Business Combination Agreement, (ii) the mutual written agreement of the parties thereto, and (iii) 5:00 p.m. New York City time on April 29, 2023, if the PIPE Subscription Closing has not occurred by such date other than as a result of a breach of such PIPE Investor’s obligations.
On December 23, 2022, Galata, Marti and each PIPE Investor that entered a PIPE Subscription Agreement concurrently with the execution of the Business Combination Agreement entered into the First PIPE Amendment. Pursuant to the terms of the First PIPE Amendment, the Subscription Minimum Cash Condition was amended to include (a) the aggregate original principal amount of the Convertible Notes issued to the PIPE Investors (including, without duplication, the unsecured convertible promissory notes which may be funded at the subscribers’ option prior to closing and which will convert into Convertible Notes at the closing of the business combination) issued at or prior to the Closing; plus (b) the aggregate amount of Qualified ABL Commitments (as defined in the First PIPE Amendment), whether drawn or undrawn and inclusive of all drawn and invested cash; plus (c) the aggregate amount of Qualified Equity Commitments (as defined in the First PIPE Amendment); plus (d) the amounts remaining in Trust Account (following any redemptions); plus (e) the aggregate cash and cash equivalents of Marti and its controlled subsidiaries. In addition, the form of Indenture was amended to (i) increase the interest rate on the Convertible Notes to 15.00% per annum, payable semi-annually (a) at a rate per annum equal to 10.00% with respect to interest paid in cash and (b) at a rate per annum equal to 5.00% with respect to payment-in-kind interest and (ii) increase the aggregate principal amount of PFG Debt (as defined in the Indenture) permitted to be incurred by the Company and its Subsidiaries to $20,000,000 at any time outstanding.
On April 28, 2023, Galata, Marti and certain PIPE Investors representing $35,500,000 aggregate principal amount of Convertible Notes, entered into the Second PIPE Amendment. The Second PIPE Amendment, among other things, (1) removes lock-up restrictions applicable to the PIPE Investors; (2) extends the outside termination date of the Subscription Agreements to July 31, 2023; (3) replaces the indenture attached as Exhibit A to the Subscription Agreements with a revised Indenture. The revised Indenture: (1) decreases the conversion premium from 15.0% to 10.0%; (2) provides for the conversion price to be subject to monthly resets for the first twelve (12) months following the date of issuance to an amount per Underlying Share equal to the lower of (y) the conversion price as of the immediately preceding reset date and (z) a 10.0% premium to the average of the daily volume weighted average price over the 20 consecutive trading day period immediately preceding the applicable reset date, subject to a minimum of $1.65 per share and a maximum of $11.00 per share; and (3) includes a beneficial ownership limitation provision where the Convertible Notes may not be converted to the extent such conversion would result in the holder, its affiliates and any other person or entity acting as a group together with such holder or affiliates owning more than 9.99% of outstanding Class A Ordinary Share. The holder can increase or decrease the beneficial ownership limitation (provided that it cannot be increased to an amount greater than 19.99%) only upon written notice to New Marti, the trustee and the conversion agent under the Indenture, and such notice will not be effective until the 61st day after such notice is delivered to New Marti.
On May 4, 2023, Galata and Callaway entered into the Callaway Subscription Agreement. Pursuant to the terms of the Callaway Subscription Agreement, Callaway or its designee has the option (but not the obligation) to subscribe for Convertible Notes in an aggregate principal amount up to $40,000,000 during the period beginning on the Closing Date and ending on the one year anniversary of the Closing Date.
Pre-Fund Subscription Agreement
In connection with the execution of the Business Combination Agreement, Marti entered into a Pre-Fund Subscription Agreement with the Pre-Fund Subscribers, pursuant to which the Pre-Fund Subscribers agreed to subscribe for and purchase from Marti their respective Pre-Fund Notes, which will convert into Convertible Notes at Closing. Each Pre-Fund Subscriber may fund at its option prior to the Closing, but shall only be obligated to fund the full subscription amount at the Closing. The Pre-Fund Subscriber, Farragut, is an affiliate of a director of Galata and the Pre-Fund Subscription Agreement has been unanimously approved by the Galata Board. As of the date of this prospectus, Farragut has committed to purchase $15 million in Pre-Fund Notes and has purchased $13.3 million of its Pre-Fund Notes, Sumed Equity has purchased $1.0 million in Pre-Fund Notes, European Bank for Reconstruction and Development has purchased $1.0 million in Pre-Fund Notes, and AutoTech Fund II, LP has purchased $500,000 in Pre-Fund Notes.
In connection with the Subscription, as of the date of this proxy statement/prospectus and assuming conversion of the Pre-Fund Notes, the Pre-Fund Subscribers and the PIPE Investors have collectively committed to subscribe for an aggregate of $53,000,000 in Convertible Notes.
Amended and Restated Articles of Association
At the Effective Time, Galata shall adopt and file the Proposed Articles of Association with the Registrar of Companies in the Cayman Islands. The Proposed Articles of Association will govern New Marti following the Closing and, among other things, make effective the New Marti Lock-Up.
On April 28, 2023, pursuant to the terms of the BCA Amendment, Galata, Merger Sub, and Marti amended the New Marti Lock-Up to only apply to Class A Ordinary Shares, Marti Options, and other equity awards held by and/or issued to employees of, or service providers of, Marti or any of its subsidiaries. The amendment to the New Marti Lock-Up removed lock-up restrictions on: (i) Class A Ordinary Shares issued to Marti shareholders as consideration pursuant to the Business Combination Agreement who are not employees of, or service providers to, Marti or any of its subsidiaries; (ii) Class A Ordinary Shares converted, in connection with the Merger, from the Founder Shares, which are held exclusively by the Galata Founder Shareholders; (iii) the Private Placement Warrants, which are held exclusively by the Sponsor, and the Class A Ordinary Shares underlying the Private Placement Warrants; and (iv) stock options or other equity awards in respect of Class A Ordinary Shares, and the Class A Ordinary Shares underlying any stock options or other equity awards in respect of Class A Ordinary Shares, unless issued to an employee of, or service provider to, Marti or any of its subsidiaries.
Results of Operations
We have neither engaged in any operations nor generated any revenues to date. Our only activities through March 31, 2023 were organizational activities, those necessary to prepare for the Initial Public Offering, described below, and, after our Initial Public Offering, day-to-day operations, identifying and analyzing a target company for the Initial Business Combination and negotiating the Business Combination Agreement. We do not expect to generate any operating revenues until after the completion of the Initial Business Combination. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses and advisory fees in connection with the Initial Business Combination.
For the three months ended March 31, 2023, we had a income of $1,221,132, consisting of investment income earned on the Trust assets of $1,578,358, partially offset by general and administrative expense of $357,226.
For the year ended December 31, 2022, we had a net loss of $837,116, consisting of general and administrative expenses of $2,951,973, partially offset by investment income earned on the Trust assets of $2,114,858.

For the period February 26, 2021 (inception) through December 31, 2021, we had a net loss of $841,299, consisting primarily of general and administrative expense.
Liquidity and Capital Resources
As of March 31, 2023, we had cash of $142,759 and a working capital deficit of $3,187,515.
For the three months ended March 31, 2023, the net decrease in cash was $109,106. Cash used in operating activities was $109,106 and reflects a net income of $1,221,132 and interest income of $1,578,358 offset by a change in accrued expenses of $215,088 and prepaid expenses and other current assets of $33,032.
For the year ended December 31, 2022, the net decrease in cash was $359,061. For the year ended December 31, 2022, cash used in operating activities was $359,061, which was primarily related to the net loss of $837,116, decreased by the investment income on the Trust assets of $2,114,858 and increased by the increase in accounts payable and accrued expenses of $2,447,421.
For the period from February 26, 2021 (inception) through December 31, 2021, the net increase in cash was $610,926. For the period from February 26, 2021 (inception) through December 31, 2021, cash used in operating activities was $356,845, which was primarily related to the net loss of $841,299 and a change in operating assets and liabilities of $489,241. For the period from February 26, 2021 (inception) through December 31, 2021, cash used in investing activities was $146,625,000, which related to the deposit of the substantially all of the IPO and private placement proceeds into the Trust account. For the period from February 26, 2021 (inception) through December 31, 2021, cash provided by financing activities was $147,592,771, which related to proceeds from the IPO and private placement, net of the related expenses.
On July 9, 2021, we consummated the Initial Public Offering of 12,500,000 Galata Units, at $10.00 per unit, generating gross proceeds of $125,000,000. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 6,500,000 Private Placement Warrants, at $1.00 per warrant, to the Sponsor, generating gross proceeds of $6,500,000. Approximately $500,000 of the proceeds is held in cash and available for our general use.
On July 13, 2021, the underwriters notified us of their exercise of the over-allotment option in full and purchased 1,875,000 additional Galata Units at $10.00 per unit upon the closing of the over-allotment option, generating gross proceeds of $18,750,000. The over-allotment option closed on July 15, 2021. Simultaneously with the closing of the over-allotment option, we consummated the sale of 750,000 warrants at a price of $1.00 per Private Placement Warrant in private placements to the Sponsor.
In connection with Galata’s assessment of going concern considerations in accordance with Account Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the business combination period is less than one year from the date of the issuance of the condensed financial statements. There is no assurance that Galata’s plans to consummate a business combination will be successful within the combination period. As a result, there is substantial doubt that Galata can sustain operations for a period of at least one year from the issuance date of these condensed financial statements. The condensed financial statements do not include any adjustments that might result from the outcome of the uncertainty.
Contractual Obligations
As of March 31, 2023, we did not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities unrelated to the Business Combination Agreement and the related agreements. For a discussion of the Business Combination Agreement and the related agreements, see the section titled “The Business Combination and Related Agreements”.
The underwriters are entitled to a deferred fee of $5,031,250 in the aggregate. The deferred fee will be waived by the underwriters in the event that we do not complete the Initial Business Combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies
This management’s discussion and analysis of our financial condition and results of operations is based on our unaudited condensed financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The preparation of these unaudited condensed financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our unaudited condensed financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
Net Loss Per Ordinary Share
Net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares previously subject to forfeiture. As the Galata Shares are considered to be redeemable at fair value, and a redemption at fair value does not amount to a distribution different than other shareholders, Class A Ordinary Shares and Founder Shares are presented as one class of stock in the calculating net loss per share. As a result, the calculated net loss per share is the same for Class A Ordinary Shares and Founder Shares. As of March 31, 2023, December 31, 2022 and December 31, 2021, we did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of Galata. As a result, diluted loss per share is the same as basic loss per share for the period presented.
Class A Ordinary Shares subject to possible redemption
We account for our ordinary shares subject to possible redemption in accordance with the guidance enumerated in ASC 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within Galata’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Class A Ordinary Shares feature certain redemption rights that are considered by Galata to be outside of Galata’s control and subject to the occurrence of uncertain future events. Accordingly, at March 31, 2023 and December 31, 2022, the shares of Class A Ordinary Shares subject to possible redemption in the amount of $150,323,003 and $148,744,645, respectively, are presented as temporary equity, outside of the shareholders’ equity section of Galata’s balance sheet.
Recent Accounting Pronouncements
In August 2020, the FASB issued ASU No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”),” which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for Galata on January 1, 2022. Galata’s adoption of ASU 2020-06 did not impact its financial position, results of operations and cash flows.
Our management does not believe that any recently issued, but not yet effective, accounting standards, except as noted above, if currently adopted would have a material effect on the accompanying unaudited condensed financial statements.

BUSINESS OF MARTI AND CERTAIN INFORMATION ABOUT MARTI
Our Mission
Marti believes that everything on wheels will eventually be electric, and that everything electric will eventually be shareable. In line with this belief, our mission is to offer technology-enabled solutions in the markets where we operate that facilitate the transition to environmentally friendly modes of transportation.
Our Company
Marti was founded in 2018 to offer tech-enabled urban transportation services to riders across Türkiye. We launched operations in March 2019 with a fleet of 170 scooters on the Asian side of Istanbul. More than three years into our operations, we now have a fully funded fleet of more than 45,000 e-mopeds, e-bikes and e-scooters, serving 15 cities across Türkiye, serviced by proprietary software systems and IoT infrastructure. We have served more than 55 million rides to more than four million unique riders. We define a unique rider as a paying customer who has completed at least one ride on a Marti e-scooter, e-bike, or e-moped since we launched operations in March 2019. We are currently the number one travel app in Türkiye across iOS and Android app stores based on category rankings of the Apple App Store and Google’s Play Store.
We offer environmentally sustainable transportation services to our riders. Our services are currently delivered via fully electric vehicles, which are also shareable, thereby contributing to environmental sustainability and reducing the environmental footprint through reduced emissions in the cities where our fleets are deployed. Building a capital intensive business in a capital scarce environment has forced us to achieve healthy year-round unit economics since 2020. Such economics are improving each year together with our growing scale of operations.
In October 2022, we launched a car-pooling booking service that matches riders with drivers traveling in the same direction. Riders and drivers agree on the price of the ride, and we do not currently charge a fee for this service. We plan to continue to grow our existing urban transportation services, introduce additional forms of environmentally sustainable mobility services that are electric and/or shared, and leverage our existing scale and customer base to offer adjacent, tech-enabled services beyond transportation. Equally important, our plans for sustainable growth position our services to be an integral part of the transportation networks of the cities we serve, and of the lives of our customers.
Market Overview
We compete in the $55-$65 billion consumer mobility market in Türkiye, specifically in the shared mobility market, which is a subset of the larger consumer mobility market. Mobility is currently in high demand in Türkiye due to a variety of factors, including, but not limited to, a lack of useful public transportation options, limited taxi penetration, heavy traffic, no ride-hailing options and high costs of private car ownership. According to the McKinsey and Company’s Turkish Consumer Mobility Market Assessment from 2021, the size of the shared mobility market is currently $10-$15 billion, with car rental and car sharing comprising approximately $1 billion to $3 billion and taxis (licensed and unlicensed) comprising the remaining $9 billion to $12 billion. We were the category creator in Türkiye for the shared e-moped, e-bike, and e-scooter markets that make up the micromobility portion of the shared mobility market. Prior to the commencement of our operations, these methods of shared transportation were not available to Turkish consumers. Our goal is to consistently take market share from traditional shared mobility providers as well as public and private transportation riders from the larger consumer mobility market, whose customers increasingly prefer the more convenient, available and economical services that we offer. We also believe that our modalities continue to attract new customers to the shared mobility market. While we continue to increase our share of the shared mobility market via our micromobility offerings, we also intend to explore additional shared mobility services, such as e-cars, in the near term to address our broader market opportunity.
The sizes of the consumer mobility and shared mobility markets in Türkiye are forecasted to increase to at least $65 billion and $16 billion by 2030, respectively, according to McKinsey & Company. Based on our revenue as of December 31, 2022, our business currently represents less than 1% of the shared mobility market. Therefore, in part due to our ability to take market share from traditional shared mobility providers, provide increased vehicles and mobilities, as well as our strong brand recognition, we believe that we are well-positioned to grow rapidly and capture significant additional market share in the urban transportation market in Türkiye.
Our Vehicles
Our transportation modalities cover different distances, comfort levels and price points. Across our current modalities, e-scooters have the lowest ride duration, ride distance, and price level. E-bikes usually serve a slightly longer ride duration and ride distance compared to e-scooters and have a higher price level. E-mopeds are currently used for longer trips in terms of duration and distance compared to both e-scooters and e-bikes. Our target customer age range is broader for e-bikes and e-mopeds as compared to e-scooters due to seated usage.
We also experimentally launch new services by leveraging our existing user base. For example, we most recently launched a car-pooling service pilot in the fourth quarter of 2022.
E-Scooters
Since 2019, we have operated a total of eight different e-scooter generations, of which five generations are still active in our fleet, highlighting our continuous efforts to improve our vehicles.
As a result of our vertically integrated approach, we have achieved a useful life of more than 2.5 years on the e-scooter fleet that we first deployed in November 2019. We expect the useful lives of our e-scooter fleet will continue to lengthen as we continue to improve the quality of our e-scooters and apply further engineering advances based on management’s operational experience.
Our e-scooter fleet consists of vehicles that were locally assembled or manufactured, or vehicles that were fully procured from international suppliers.
E-Bikes
We are currently operating our second generation of e-bikes, which was deployed in December 2021. The fleet is seeing higher daily rides per vehicle as compared to our e-scooters. Our e-bikes are locally assembled.
E-Mopeds
We are currently operating our first generation e-mopeds that are in pilot phase and our second generation e-mopeds are expected to have improved durability and rider experience. Our e-moped fleets include locally manufactured and locally assembled vehicles.

Our Applications, Technology and Offerings
We are well positioned to scale our business leveraging our proprietary technology platform that is fully developed in house and supported by leading third-party technology providers. Our in-house technology platform provides us the flexibility we need to accelerate time-to-market and the capability to cater to our pace and expansion plans. Our applications are built on a highly secure and scalable architecture, enabling modularity, on-demand scaling, and fast recovery from failures. We complement our tailored in-house applications with widely used, off-the shelf and more cost-effective technologies from well-known global providers.
Our in-house data analytics and proprietary tools and systems are positioned to meet customer demand and improve efficiencies. This includes a real-time rebalancing algorithm to relocate underutilized vehicles to high-demand locations leading to increased revenue per vehicle. We also have an automated swap allocation tool that seeks to optimize the battery swapping process by minimizing navigation costs and increasing the number of battery swaps per employee. Both of these tools, along with others that enable the detection of fraud and theft, are continuously improved as the number of rides increases and larger data sets are evaluated.
In addition to our scalable platform and in-house data analytics, our technology also helps ensure our vehicle fleet is healthy and deployable for our customers. Our damage prediction algorithm can remotely detect mechanical defects that otherwise may go unnoticed. Our self-diagnostics system, on the other hand, helps inform us of any failures with electronic components. Furthermore, we have the health checker app that enables our technicians to perform quick diagnoses and fixes on the field in real time, which saves the time and cost of carrying the vehicle to and from the maintenance facility. These capabilities help us maintain a healthy vehicle fleet with a high utilization rate.
On the customer front, our consumer app provides a smooth experience across the customer journey. We provide seamless onboarding and payment facilities and continuously improve the customer experience. In addition to credit/debit card payment options, we offer a closed loop wallet that we are in the process of upgrading to an open-loop payment system that will allow peer-to-peer transfers. Because our app is developed in-house, we are able to continuously make improvements based on real-time analytics and customer insights.
Competitive Strengths
We believe the following competitive advantages differentiate our business:
Attractive Market Demographics
Türkiye is the most populous country in Europe with a population of approximately 85 million. Its population is also growing at a rate of 0.8% per year, with 76% of its population below the age of 50. We believe these factors contribute to Türkiye’s high demand for mobility services, which, in turn, creates an attractive growth environment for our business.

Mobility services thrive in densely populated urban areas. Türkiye has 10 cities with a population greater than one million people, which is more than twice as many cities with a population greater than one million people than the next closest country in Europe. In addition to serving Istanbul, the most populous city in Europe, we are also focused on serving the largest cities in Türkiye, such as Izmir and Antalya, which have populations greater than European capitals such as Rome and Paris.
Market Position
We are the number one travel app in Türkiye across iOS and Android app stores based on category rankings of the Apple App Store and Google’s Play Store. As of December 31, 2022, we had 58% of the app downloads among the six largest micromobility operators in Türkiye according to Data.ai. The rest of the market is highly fragmented. We currently operate in 15 cities across Türkiye, which collectively represented approximately 62% of Türkiye’s Gross Domestic Product in 2021. We have also proven our ability to operate multimodal operations in four of these cities, where we operate with two or three of the e-moped, e-bike, and e-scooter modalities we currently offer. We believe we have significant room to grow in the cities where we already operate by deploying more vehicles in each existing modality and by launching new modalities in such cities.

Marti operates in 15 cities, representing ~62% of national GDP [1]

Istanbul
30.4%
Kocaeli
4.3%
Samsun
1.0%
2.0%
0.4%
4.2%
1.1%
Izmir
6.4%
Isparta
0.4%
1.2%
Antalya
2.9%
1.9%
2.0%
Adana
1.4%
2.0%
Marti's footprint
Operations
Multi Modal Operations
% City GDP as a percentage of Turkey's 2021 GDP [1]

(1)
As of 2021

Strong Customer Retention, Reinforced by Scale
In addition to the benefits of economies of scale on our operating costs, our business also features positive returns to scaling our number of vehicles, as exemplified by our e-scooters. As we deploy more vehicles, the proximity of the nearest vehicle to a potential rider at the time of app opening improves, leading to increased usage. For example, according to our internal data, if there is a vehicle within 40 meters of a rider, the conversion rate from app opening to completing a ride rises to over 50% as compared to only 10% if the user is 1,000 meters away from the nearest vehicle. This results in increased repeat ridership as we deploy more vehicles, driving increased monthly rides per unique rider for e-scooters from 2.8 in the first quarter of 2020 to 4.8 in the third quarter of 2022 for our e-scooter fleet.
Furthermore, more than 90% of our rides in Istanbul, which accounts for the majority of our rides and revenue, are related to daily commute rides, which consists of both standalone commute journey and first and last mile complement to public transport commute journey, resulting in high natural retention. As of December 2022, our vehicles serve a standalone commute journey in 60% of rides and our vehicles are used as a first and last mile complement to public transport commute journey in 33% of rides. Less than 7% of our rides consist of leisure rides which have inherently lower natural retention, and we have found this statistic further declines as availability increases.
Vertically Integrated Business Model Driving Lower Costs and Higher Revenues
We are a fully vertically integrated business. Our goal is to deliver the best rider experience possible in the most cost-efficient manner, from the opening of our app to the conclusion of each ride. In the context of the Turkish market in which we operate, this involves building each of the key elements necessary to deliver the optimal customer experience in-house. We are fully capable of (i) developing mobility applications used by customers and operational teams, (ii) conducting fleet operations such as battery charging, repair and maintenance, and vehicle rebalancing and (iii) taking an active role in vehicle design, parts procurement, and vehicle assembly. This model is in contrast to other micromobility operators at scale globally where one or even numerous of these activities are conducted using third parties.
Our apps, which include end user, operations, and repair and maintenance apps, are all built in house. This enables faster development of successive generations to improve the rider experience and respond to operational requirements on short notice. We also conduct all of our operations, including battery swapping, repair and maintenance, and rebalancing, through in-house teams. We have at least one charging station per city where we operate. We have a swappable battery operation, which means that we maintain a buffer of extra batteries beyond those in vehicles on the field, that we charge at our charging stations. When the batteries of the vehicles on the field run out, our operations teams travel to the field and swap the expired batteries with the batteries that have been fully charged at our charging stations. Furthermore, we design our own vehicles and perform local assembly of various vehicle models. These approaches allow us to tailor our vehicles to the topography and needs of the markets we serve, while also creating more local employment opportunities.
A key component to our unique vertically integrated business model is the low labor cost in Türkiye relative to developed countries that house other global micromobility competitors.
As a result of our IoT lock-equipped vehicles and our field motorcyclists that patrol our markets, our theft and vandalism rate is less than 0.1% of our fleet on a monthly basis.
Healthy Unit Economics
Our unit economics have historically improved with each successive generation of e-scooter vehicles. Our previous generations of e-scooters, consisting of Generations 3 and 4, produced a weighted average of $2.39 in daily net revenue and $0.94 in daily pre-depreciation contribution per e-scooter between March 2020 and December 2022. This equates to an average 678-day payback period, based on an all-in average e-scooter cost of $634. As our Generation 3 and 4 e-scooters have yet to complete their useful lives, we measure our previous generations of e-scooters, consisting of Generations 1 and 2, for an indication of the realized useful lives of our e-scooters. Our Generations 1 and 2 e-scooters completed their useful lives with a greater than 2.5-year (or greater than 900-day) useful life, realized between April 2019 and December 2021. As our Generation 3 and 4 e-scooters are more durable than our Generation 1 and 2 e-scooters, we expect at least as long useful lives in our Generation 3 and 4 e-scooters. A greater than 2.5-year (or greater than 900-day) useful life on an e-scooter with an average payback period of 678 days demonstrates our healthy unit economics among our e-scooters.
As we deploy newer generations of vehicles in the same city, we typically experience higher daily rides per vehicle for the newer generation vehicles than the older generation vehicles in that city. This is due to the higher performance of the newer generations of vehicles which make them preferred for usage by riders. As a result, we expect to see higher daily net revenue per vehicle with newer generation vehicles.
We also benefit from economies of scale across our variable cost items with each successive generation. For example, we continue to rely on a greater share of locally sourced spare parts as we scale, which reduces lead times and costs. Our shift to swappable batteries in newer fleet models reduces battery charging costs relative to previous models that were not swappable. We also enable greater specialization in our repair and maintenance functions with scale. Taken together, these factors are expected to decrease our daily net operating costs per vehicle going forward.
As of the date of this prospectus, our e-bikes and e-mopeds have yet to complete full year operations across multiple generations.
Constructive Regulatory Framework
Our experience bringing e-scooters to Türkiye illustrates how, as the largest e-scooter operator and together with other e-scooter operators, we have successfully contributed to the development of a new transport modality in the country. The second and third largest e-scooter companies in the sector, as measured by app downloads, are both domestic. In addition, there are two international companies currently operating in Türkiye, which are both smaller, as measured by app downloads, in size than the three largest domestic companies. As of December 2022, we have 58% of app downloads among the top six micromobility companies in Türkiye, with the other five companies having the remaining 42% of app downloads in the aggregate.
Shortly after we began operations in 2019, e-scooters were first introduced to the Turkish transportation code in 2020 as a new legal mode of transport. Subsequently, a framework governing the rights and requirements of e-scooter operators was established in 2021. This framework has three important characteristics.
•
Growth Oriented:   E-scooters can operate in a fully dockless model, meaning that they can be picked up and dropped off anywhere, thereby maximizing demand and user convenience.

•
Multi-Tiered Licensing Process:   Operators first secure a national license from the Ministry of Transportation, followed by city level licenses in each city where they would like to operate, followed by the payment of a per vehicle daily occupancy fee to each district in which they then operate. This multi-tiered licensing process ensures that operators are held to a high standard. This process also requires us to employ extensive teams to manage our important relationships with the respective regulatory bodies in the local markets in which we operate and to navigate these processes as we grow.

•
Focus on Domestic Growth:   Operators are currently required to hold their servers, containing all vehicle, rider, and operational data, in Türkiye. In addition, operators are required to manufacture at least 30% of their fleet locally in Türkiye by 2024. These two distinct requirements help ensure that rider data is protected and available to comply with applicable regulatory requirements, while also promoting the development of local operators who best understand the needs of local riders.

In contrast to the condition at the time of launching e-scooters, e-bikes and e-mopeds are vehicles that were already recognized as a legal mode of transport in Türkiye under the Turkish transportation code, which also regulates the requirements of license plates for e-bikes and e-mopeds, when we made them available to our riders. Accordingly, we did not need to rely on the development of new laws to enable their introduction into the Turkish transportation code as a legal mode of transport. To date, there is no developed framework governing the rights and requirements of e-bike or e-moped operators, although this may change in the future. In the event that such frameworks are created in the future, we will apply our relevant experiences contributing to the development of the e-scooter framework to the development of these new frameworks.
Strong Environmental, Social and Governance Fundamentals
Our business has strong environmental, social, and governance fundamentals.
From an environmental perspective, we repair and reuse approximately 99% of our damaged batteries, approximately 90% of our damaged IoT locks, and approximately 60% of our damaged motors, substantially reducing our environmental footprint. We also reuse the parts from our decommissioned vehicles in our active vehicle fleet, and recycle the non-reusable parts of our decommissioned vehicles through third party recycling partners.
From a social perspective, 44% of our workforce is in the 15 – 24 year age group which has the highest unemployment rate in Türkiye. We also serve all segments of the population, including lower income neighborhoods, rather than just affluent neighborhoods or tourist centers. For example, in Istanbul, our largest operating city, we serve districts covering 77% of the city’s population, reaching a diverse set of customers.
From a governance perspective, women serve in 26% of our management roles, as of December 31, 2022, which includes C-level and department heads, which is significantly higher than the 19% share of women in comparable management roles across the Turkish labor force according to 2020 data from the Turkish Statistical Institute. We also offer competitive compensation packages, including an employee share ownership plan, to promote employee satisfaction and performance.

Growth Strategies
We intend to build upon our market leadership and grow our business through the following strategies:
Scaling and Diversification of Mobility Service Offering
We believe our data shows that a strategic mix of different modalities is complementary to fulfilling the needs of a broad range of consumers. In addition, the more vehicles we have in the field, the higher likelihood we convert a customer who opens the app into a rider that uses one of our vehicles. We aim to continue scaling existing services by increasing our penetration in the regions we currently operate in by growing our vehicle fleets and expanding upon the modalities we currently offer in such regions to meet the growing needs of our customers. For example, of the 15 cities we currently operate in, seven are currently multimodal, highlighting the broad whitespace available to us to increase penetration in markets we currently operate in.
Diversification and Localization of Supply Chain
We are a fully vertically integrated business. We constantly strive to deliver the best rider experience possible in the most cost-efficient way. For component procurement and supply chain, this means gaining access to an increasing pool of diversified and local suppliers for reduced dependencies and lower cost, all while creating more jobs and contributing to Türkiye’s local economy.
We also benefit from economies of scale to tap into increased localized sourcing that help reduce lead times and spare part costs. In the future, we plan to further increase localization as an additional mitigant against international supply chain.
Sustained Reduction in Monthly Depreciation
End-to-end process from vehicle design, prototyping and manufacturing is coordinated by in-house vehicle engineering and supply chain teams. We work with industry leading manufacturers in Türkiye and abroad to design, customize and tailor the vehicles to the topography and other requirements of the markets we serve. We collaborate closely with our third-party partners to identify enhanced specifications of each vehicle generation and continually iterate on design and actual prototypes until the identified needs are fulfilled.
Each new generation and new vehicle type leverages knowledge and experience from other modalities and previous fleet generations to provide the best possible rider experience in the most cost-efficient way possible. We focus on lower lifetime monthly depreciation rather than all-in vehicle cost, which is critical to sustain and further improve our unit economics.
Continued In-House Management of Vehicle Procurement and Field Operations
We leverage different manufacturing models for different vehicle types and vehicle generations. We work with local manufacturing partners who perform the local manufacturing and assembly of main components. We also work with international manufacturing partners and procure the vehicles directly. Variety of manufacturing models strengthens our capabilities to constantly improve the vehicles across generations and provide an enhanced rider experience.
Field operations is a core part of our business, and continuous improvement efforts are leveraged through dedicated teams at our headquarters, supported by employees in the field. We also aim to maximize synergies across a multimodal fleet, from using shared warehouses, shared infrastructure for operation team in-house applications, and a shared team of supervisors and managers. This is especially important in relatively small cities, where a single warehouse and teams serve multiple modalities. As our total scale increases with more vehicles of the same modality or with a new modality, we look to expand the overall operation footprint to serve multiple modalities.
All field operation efforts are focused on maximizing availability of our vehicles to fulfill our customer’s mobility needs while ensuring the best rider experience possible.

Customers
By using our mobility services, our customers fulfill different transportation needs including standalone commute, first and last mile complement to public transport, and leisure ride. Currently, more than 90% of our rides in Istanbul, which accounts for the majority of our rides and revenue, consist of standalone commute and first and last mile complement to public transport. With increasing scale and vehicle availability, we expect to serve a larger share of standalone commute and first and last mile complement to public transport, which helps to contribute in solving the challenges with current urban transportation.

Commute accounts for 93% of all rides[1]

First and last mile commute 33%
Daily commute 60%
Leisure 7%
93% non-discretionary

Source: Company information. Note: 1. Share of rides from daily commute and first and last mile journeys in Istanbul. Definiticn of journeys:

(i) first and last mile: rides that start or end in 100m radius of metro, metrobus, marmaray, ferry stops;

(ii) (ii) leisure: Rides with more than 10 times difference between the total ride distance and the air distance (bird's eye view) from start to end points of ride;

(iii) (iii) commute: all remaining rides. Outliers for short or missing distance info excluded. Period: Dec 2021 – Dec 2022.

We also have a young customer base. Out of our more than 4.0 million unique riders, approximately 64% are between 16 and 30 years of age, approximately 29% are between 31 and 45 years of age, approximately 7% are between 46 and 60 and less than one percent of our unique rider base is more than 60 years old. We also started actively collecting gender information during the second quarter of 2021. Based on available information, approximately 85% of our customers are identified as male and approximately 13% of customers are identified as female, while approximately 2% of customers did not want to specify gender information.
Brand, Marketing and Sales
The awareness, recognition and positive perception of our brand is a key contributor to our goals. Being the pioneer in the market that we currently operate in, we are recognized as a category name that we believe is synonymous with the mobility market in Türkiye rather than a just a single brand in such market.
Our vehicles are an important form of our marketing and advertising. Our marketing efforts are mainly focused on targeted campaigns to increase activation and retention as well as opportunistic campaigns leveraging insights from our in-house data analytics.
We also leverage third party collaborations and partnerships to achieve wider reach and to provide current and future customers with relevant benefits, such as third party partnerships.
We use social media platforms to actively share and promote our values, news, rider and public safety information, mass campaigns and other information relevant to our customers.
Competition
The shared mobility industry is relatively nascent and increasingly competitive, and we believe there is high market demand in Türkiye due to a lack of efficient public transportation options, limited taxi penetration, heavy traffic, dense populations and high costs of private car ownership. We directly compete with companies that offer similar tech-enabled mobility services, including e-scooters, e-bikes and e-mopeds, as well as adjacent verticals in the shared mobility market that we are targeting in Türkiye, such as car sharing, e-car sharing, ride hailing and taxis.
In the shared mobility industry, we face competition from companies who may have longer operating histories in related industries, greater brand recognition, or more substantial financial or marketing resources, as well as potential future entrants. We believe the following components of our business enable us to be well-positioned to compete with our competitors: (i) our vertically integrated business model that enables full control and coordination across departments (ii) healthy unit economics driven by scaling our company in a capital scarce environment, (iii) our focus on strong ESG fundamentals, (iv) our growing user base that use our services primarily for commuting, and (v) our founder-led management team that leverage its operational capabilities, resourcefulness and creativity in achieving our goals.
For a discussion of risks relating to competition, see the section titled “Risk Factors — Risks Related to Marti — Risks Related to Marti’s Business and Industry — The markets in which we operate are highly competitive, and competition represents an ongoing threat to the growth and success of our business.”
Government Regulation
We are subject to various laws and regulations as a result of our business operations. Some of these laws and regulations govern the rules directly related to our business such as labor and employment, service payments, vehicle defects, personal injury, consumer protection, data protection, intellectual property, competition, insurance, environmental health and safety, taxation, advertising, promotional materials, and licensing.
E-scooters were first introduced to the Turkish legislation system by the Regulation on Electric Scooters published in Official Gazette numbered 31454, dated April 14, 2021 (the “Regulation”) as a new legal mode of transport. Following the Regulation, the Act on Highway Traffic Law numbered 2918 and Regulation on Highway Traffic was published in Official Gazette numbered 23053, which embodied the rules regarding e-scooters. Subsequently, a framework governing the rights and requirements of e-scooter operators was established in 2021. Under the Regulation, we are required to obtain permits for our e-scooters to enable tracking of the number of e-scooters deployed in a relevant municipal area. Such permits are issued by the Metropolitan Municipality Transportation Coordination Center (UKOME) in the metropolitan cities and by the Provincial Traffic Commissions in the other municipalities to the companies who operate e-scooters.
We are also subject to a number of laws and regulations specifically governing the Internet and mobile devices that are constantly evolving, including the laws and regulations concerning information technologies. For example, we are subject to Personal Data Protection Act numbered 6698 in respect of storing, sharing, use, transfer, disclosure, and protection of certain types of data due to the personal information and data we collect from our riders. The Turkish Personal Data Protection Authority, which is a public legal entity, has been established to carry out duties conferred on it under the Act No. 6698 and follows the latest developments in the legislation and practices, including making evaluations and recommendations and conducting research and investigations regarding implementation and breaches of Act no. 6698. We are also subject to the Electronic Communication Act numbered 5809, which governs the Internet law specifically related to the electronic communication market. Information Technologies and Communication Authority regulates and monitors the market for compliance with the Electronic Communication Act no. 5809. The Information Technologies and Communication Authority also (i) has the authority to grant licenses to operate in the electronic communication sector (ii) supervises whether the operators procure the services in accordance with the Electronic Communication Act no. 5809, (iii) imposes fines and penalties for noncompliance with the Electronic Communication Act no. 5809 and (iv) makes/amends the regulations in respect of electronic communication market.
For a discussion of risks relating to regulation, see the section titled “Risk Factors — Risks Related to Marti — Risks Related to Legal Matters and Regulations — Action by governmental authorities to restrict access to our products and services in their localities could substantially harm our business and financial results” and “— Our business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could adversely affect its business, financial condition and results of operations.”

Intellectual Property
Our intellectual property rights are valuable to our business. We have confidentiality procedures to protect our intellectual property rights, including but not limited to, non-disclosure agreements, intellectual property assignment agreements, and employee non-disclosures. We have an ongoing trademark registration program pursuant to which we register our brand name and logos in Türkiye and will expand to the other countries to the extent we determine appropriate.
As of December 31, 2022, we held nine registered trademarks in Türkiye. In addition, we have registered domain names for websites that we use in our business, such as www.marti.tech and other variations. We also control our intellectual property through specific terms of use on our mobile application and website.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective for our business. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. See “Risk Factors — Risks Related to Marti — Risks Related to Marti’s Intellectual Property and Technology — We may be parties to intellectual property rights claims and other litigation that are expensive to support, and if resolved adversely, could have a significant impact on us and our shareholders” and “Risk Factors — Risks Related to Marti — Risks Related to Marti’s Intellectual Property and Technology — If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.”
Human Capital
As of December 31, 2022, our team was comprised of 332 full-time employees and 771 contractors. Our primary office location and headquarters is in Istanbul, Türkiye. We offer competitive compensation packages for our employees, including an employee share ownership plan to promote employee satisfaction and performance.
Our Facilities
We are headquartered in Istanbul, Türkiye and conduct field operations across 32 warehouses in 15 different cities. We also have a warehouse in Kocaeli that is used for assembly, warehousing and recycling. We continue to invest in our current locations as necessary to grow our business and believe that our properties, including the principal properties described above, are well-maintained, adequate and suitable for their current requirements and for our operations in the foreseeable future.
Legal Proceedings
We are subject to various legal proceedings and claims that arise in the ordinary course of our business.
On February 3, 2023, Istanbul Otomobilciler Esnaf Odasi, an Istanbul-based association of taxi owners, filed a lawsuit before Istanbul 14th Commercial Court (the “Commercial Court”) against us regarding our (i) recently launched pilot car-pooling service (“Marti pilot car pooling service”) and (ii) e-moped services, on the ground that both services constitute unfair competition. The plaintiff also sought injunctive relief from the court preventing access of third parties to these services through our website or our mobile application.
As of today, there is no injunctive relief decision in place for our e-moped services. There is an injunctive relief decision regarding the Marti pilot car pooling service, provided that the accessibility of Marti’s services other than the pilot car pooling service, namely e-scooter, e-bike, and e-moped services, must not be affected by the application of the injunctive relief for the pilot car pooling service. We appealed the injunctive relief decision before the Court of Objections on April 26, 2023.
If the injunctive relief decision is approved by the Court of Objections and applied, while the injunctive relief decision pertains only to the Marti pilot car pooling service, as all of Marti’s services are delivered over a single mobile application, Marti’s e-scooter, e-bike, and e-moped services may also be inaccessible until Marti removes the Marti pilot car pooling service from the Marti app.

MARTI MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Marti and its subsidiaries prior to the consummation of the Business Combination.
The following discussion and analysis provides information which Marti’s management believes is relevant to an assessment and understanding of Marti’s consolidated results of operations and financial condition. The discussion should be read together with the historical consolidated financial statements of Marti for the years ended December 31, 2022, 2021 and 2020, and the related notes that are included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with the pro forma financial information as of and for the year ended December 31, 2022. See “Unaudited Pro Forma Condensed Combined Financial Information. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Marti’s actual results may differ materially from those anticipated in these forward-looking statements, including those set forth under “Cautionary Note Regarding Forward-Looking Statements” as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus.
Our Business Overview
Marti was founded in 2018 to offer tech-enabled urban transportation services to riders across Türkiye. We launched operations in March 2019 with a fleet of 170 scooters on the Asian side of Istanbul. More than three years into our operations, we now have a fully funded fleet of more than 45,000 e-mopeds, e-bikes and e-scooters, serving 15 cities across Türkiye, serviced by proprietary software systems and IoT infrastructure. We have served more than 55 million rides to more than four million unique riders. We define a unique rider as a paying customer who has completed at least one ride on a Marti e-scooter, e-bike, or e-moped since the company launched its operations in March 2019. Marti is currently the number one travel app in Türkiye across iOS and Android app stores based on category rankings of the Apple App Store and Google’s Play Store.
We offer environmentally sustainable transportation services to our riders. Our services are currently delivered via fully electric vehicles, which are also shareable, thereby contributing to environmental sustainability and reducing the environmental footprint through reduced emissions in the cities where our fleets are deployed. Building a capital intensive business in a capital scarce environment has forced us to achieve healthy year-round unit economics since 2020. Such economics are improving each year together with our growing scale of operations.
In October 2022, we launched a car-pooling booking service that matches riders with drivers traveling in the same direction. Riders and drivers agree on the price of the ride, and we do not currently charge a fee for this service. We plan to continue to grow our existing urban transportation services, introduce additional forms of environmentally sustainable mobility services that are electric and/or shared, and leverage our existing scale and customer base to offer adjacent, tech-enabled services beyond transportation. Equally important, our plans for sustainable growth position our services to be an integral part of the transportation networks of the cities we serve, and of the lives of our customers.
Business Model
We generate revenue from two sources. The significantly greater portion of our revenue is generated from the rides of e-mopeds, e-bikes, and e-scooters completed by our riders. Riders pay an unlock fee to begin a ride and a per minute fee for each minute of the ride. The unlock fee and per minute fee vary by modality, geography, and time of year and may also be impacted by surges in demand and other micro and macro events. The remainder of our revenue is generated from advance e-scooter, e-bike and e-moped reservations that enable riders to reserve a vehicle prior to commencing a ride. This ensures that another rider cannot use the vehicle during the reservation period and, therefore, that the vehicle is available when the rider reaches the vehicle. The reservation fee, which is independent from the per minute fee for each minute of the ride, is charged on a per minute basis from the time the reservation is made until start of the ride.

Restatement of Previously Issued Consolidated Financial Statements
The accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations gives effect to the restatement adjustments made to the previously reported consolidated financial statements for the years ended December 31, 2021 and 2020. For additional information and a detailed discussion of the restatement, see note 2.4 to Marti’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.
Key Factors Affecting Operating Results
We believe our performance and future success depend on several factors that present significant opportunities for us, but also pose risks and challenges, including those discussed below and in the section of this proxy statement/prospectus titled “Risk Factors.”
Fleet expansion and vehicle supply
We work with a limited number of domestic and international suppliers to procure, assemble and manufacture shared vehicles and required spare parts. Any changes in the international trade policies, transportation costs, or disruptions in supply chain may impact our growth trajectory and existing business. We continue to diversify our network of suppliers, increase localized sourcing with increase scale and diversify our methods of assembly and manufacturing to mitigate the effects of these factors.
Seasonality of the business
We experience seasonality in differing levels across different services and different operating regions across our business. Typically the second and third quarters of our fiscal year experience increase usage due to favorable weather conditions in the markets that we operate. Unexpected weather events, including those driven by climate change or other factors can have a material impact on our business. We continue to diversify our service offering and footprint to mitigate adverse effects of seasonality, in addition to the rebalancing of vehicles prior to and after major adverse weather warnings from local authorities. For example, we limit our operations in certain regions to certain periods of the year to maximize the usage of our vehicles in different regions with more favorable weather conditions during such periods.
Impact of COVID-19
In the first two years of the COVID-19 pandemic, our business was materially affected with varying degrees driven by customer perceptions, partial or full lockdowns and other restrictions. This included team downsizing commensurate with a decline in demand of our offerings. The trajectory of the pandemic may continue to impact our business based on future infection trends and potential changes in customer demand and/or government actions in response to these trends, including potential impacts to local or global supply chain networks.
Market perception towards micromobility and shared vehicles
While some cities adopt micromobility tools easily, others may be unsuitable for or slow to adopt an increase in micromobility alternatives such as e-scooters, e-mopeds and e-bikes. Any negative perception about the safety of our vehicles may result in significant decline in current addressable market size or potential market expansion opportunities. We continue to educate our riders and the public regarding the measures taken and steps to ensure rider and pedestrian safety.
Regulatory framework of micromobility
Urban mobility and transportation is a regulated market in Türkiye and local laws and practices continue to evolve and change as the market rapidly evolves. Within this framework, we are subject to a multi-tiered license process. We are required to procure a national license from the Ministry of Transportation, followed by city level licenses in each city in which we operate or propose to operate, followed by the payment of a per-vehicle daily occupancy fee to each district in which we operate. This multi-tiered licensing process requires us to employ extensive teams to properly navigate all regulatory requirements. Therefore, our relationships with local authorities matter greatly. Any disturbance in the regulatory environment could have an adverse impact on our ability to penetrate new markets and continue to effectively operate in our existing markets. We actively collaborate with our regulators at the national, city and district level to ensure the urban mobility needs of our customers are fulfilled and compliant with applicable laws.
Competition
Our industry is highly competitive. Our rides consist of standalone commutes, first and last mile complementary rides to public transport, and leisure rides. We directly compete with companies that offer similar tech-enabled mobility services, including e-scooters, e-bikes and e-mopeds as well as adjacent verticals in the shared mobility market that we are targeting in Türkiye such as car sharing, e-car sharing, ride hailing and taxis.
While we currently have the number one travel app in Türkiye across iOS and Android app stores based on category rankings of the Apple App Store and Google’s Play Store, the size of the broader shared mobility market in Türkiye may attract additional local and international companies, some of which may have greater brand awareness and/or financial resources than we do, to enter the space. For more information, see “ Business of Marti and Certain Information about Marti — Competition.”
Key Metrics and Non-GAAP Financial Measures
We review the following key business metrics and non-GAAP financial measures to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.
	Year ended December 31,
	2022(1)	2021(1)	2020(1)
Operating Metrics:
Average Rides per Vehicle per Day	2.37	2.88	4.11
Average Daily Vehicles Deployed (in thousands)	33	17	6
Total Rides (in millions)	28	18	9
Net Revenue per Ride	$0.88	$0.96	$1.12
Gross Profit per Ride	$(0.07)	$0.0	$0.02
Fleet Depreciation (in thousands)	$8.456	$5,204	$2,411
Non-GAAP Financial Measures
Adjusted EBITDA (in thousands)	$(3,873)	$(1,645)	$(1,121)
Pre-Depreciation Contribution per Ride	$0.22	$0.30	$0.29

(1)
See note 2.4 to Marti’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Operating Metrics
•
Average Rides per Vehicle per Day:   This metric reflects the number of Total Rides during the relevant time period (please see the metric below), divided by the Average Daily Vehicles Deployed during the relevant time period (please see the metric below), divided by the number of days in the relevant time period. We believe this is an important metric for management because it reflects the utilization of each individual vehicle which is available for use and is therefore a proxy for demand per fleet unit for the our service, serving as a key metric for investors.

•
Average Daily Vehicles Deployed:   This metric includes a vehicle that is available for rent, in use, or reserved for future use by a rider during at least one instance during the day as a deployed vehicle. The metric looks at the total number of such deployed vehicles across each day of the year, and takes the average of these daily figures as the average daily vehicles deployed. We believe this is an important metric for management as it increases in line with the total size of our fleet, while also reflecting the share of this fleet that is available for rent, in use, or reserved for future use on a daily basis. This metric excludes vehicles that are offline due to repair, maintenance or having run out of battery on the field. As such, this metric also reflects the operating efficiency of our repair and maintenance and battery swapping teams in making our fleet available for rent by riders. As these available vehicles represent vehicles that impact revenue for our business, it is an important metric for investors.
•
Total Rides:   This metric reflects the total number of rides that have taken place on our vehicles during the relevant time period. We believe this is an important metric for management as it reflects the size of our business, including both the scale of our fleet which is available for use, as measured by average daily vehicles deployed, and the fleet’s utilization level, as measured by average daily rides per vehicle. It is a similarly important metric for investors as it reflects total demand for our service in light of our current fleet availability.

•
Net Revenue per Ride:   The numerator of this metric is our net revenue and the denominator is the number of rides completed by our vehicles, both during a specific time period. Our net revenue is calculated as the gross revenue received by us from riders, less value added tax, and less promotional discounts, coupons and refunds. We believe this is an important metric for management as, under our starting fare and minute-based pricing model, it reflects both our pricing policy and average ride durations. The metric therefore enables management to change its pricing policy as may be necessary, including to incentivize shorter or longer ride durations as it may target, to achieve a specific net revenue per ride figure. This is an important metric for investors because it enables investors to assess the appropriateness of our pricing policy in light of our cost structure.

•
Gross Profit per Ride:   The numerator of this metric is our gross profit during a given time period. This is calculated as our pre-depreciation contribution (please see the metric above for the calculation of the pre-depreciation contribution), less depreciation during the given time period. Depreciation reflects the amount of the decline in the book value of the fleet during the given time period, and does not include disposals or any other changes in book value. Gross profit is divided by the total number of rides completed by our vehicles during a given time period in order to reflect the gross profit per ride. We believe this is an important metric for management as it enables us to assess the per ride unit profitability of our service, including all of the revenue we earn and all of the costs we incur to deliver that service, excluding fixed costs. This also makes it an important metric for investors as it enables investors to assess the operating health of our business and at what scale of rides we will be able to earn sufficient gross profit to cover our fixed costs.

•
Fleet Depreciation:   This metric reflects the amount of the decline in the book value of our fleet over a given time period, and does not include disposals or any other changes in book value. We believe this is an important metric for management as it reflects how much we would have to spend in order to maintain the remaining useful life of our fleet at the start of the given time period in light of the amount of depreciation incurred during the given time period. This is also an important metric for investors as it reflects how much cash we would need to produce, either organically from operations or externally through funding, in order to maintain the remaining useful life of our fleet at the start of the given time period.

Non-GAAP Financial Measures and Reconciliations of Non-GAAP Financial Measures
Adjusted EBITDA:   Adjusted EBITDA is calculated by adding depreciation, amortization, taxes, financial expenses (net of financial income) and one-time charges and non-cash adjustments, to net income (loss). The one-time charges and non-cash adjustments are mainly comprised of customs tax provision expenses resulting from the one-time amendment of customs duties, period adjustments for the founders’ salary which resulted from a one-time lump sum deferred payment made to the founders, and lawsuit provision expense which the Company does not consider the provision to be reflective of its normal cash operations.
Adjustments for customs tax provision expenses are not normal, recurring expenses because they result from a one-time amendment of our customs duties to reflect e-scooters imported in finished vehicle form under a single customs duty product code rather than as separate parts with their corresponding different customs duty product codes. While the then-applicable customs law did not specify in which form e-scooters had to be imported historically this law has now been revised to reflect the fact that e-scooters must be imported in finished vehicle form. We will therefore perform all of our imports as finished vehicles moving forward, and do not expect to perform any future amendments or incur the resulting customs tax provision expenses in the future. The one-time nature of the customs tax provision expense is further supported by the fact that it is exclusively related to the e-scooters imported in 2021. There were no such amendments or resulting expenses for the vehicles imported in 2019, 2020 or 2022.
The following table presents a reconciliation of Adjusted EBITDA to net income (loss), which is the most directly comparable GAAP measure, for the periods indicated:
	Year ended December 31,
(in thousands except as otherwise noted)	2022(1)	2021(1)	2020(1)
Net Loss	(14,246)	(14,472)	(4,630)
Depreciation and Amortization	9,097	5,473	2,722
Income Tax Expense	0	888	0
Financial Income	(2,567)	(180)	(17)
Financial Expense	1,932	4,712	613
Customs tax provision expense	78	592	0
Lawsuit provision expense	175	35	10
Stock based compensation expense accrual	1,658	852	181
Founders’ salary adjustment	0	218	0
Other	0	238	0
Adjusted EBITDA	(3,873)	(1,645)	(1,121)

(1)
See note 2.4 to Marti’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

•
Pre-Depreciation Contribution per Ride:   Pre-depreciation contribution per ride is calculated by adding depreciation per ride to gross profit per ride. The numerator of this metric is our pre-depreciation contribution, which is calculated as our net revenue (please see the metric above for the calculation of our net revenue) less all variable costs, excluding depreciation, necessary to make vehicles available for rent on the field, during a given time period. Our variable costs include the field operations team, the field operations service vans and motorcycles, the fuel consumed by field operations service vans and motorcycles, the repair and maintenance team, spare parts, charging station rent, electricity costs, customer service call center costs, field operations control center costs, occupancy fees paid to municipalities, data costs for servers and the internet connectivity of our vehicles, payment processing costs, invoice costs, and other operating costs. Pre-depreciation contribution is divided by the total number of rides completed by our vehicles during a given time period in order to reflect the predepreciation contribution per ride. We believe this is an important metric for management as it lets us assess the efficiency of our field operations and repair and maintenance teams in servicing our vehicles on the field, distinct from the performance of our vehicle team in increasing the useful life of our vehicles off of the field as reflected by depreciation. The metric also lets us compute the number of rides after which we pay back the fully loaded cost of our vehicles, by dividing our fully loaded vehicle cost by our predepreciation contribution per ride. This also makes it an important metric for investors to track our operating efficiency and unit economics.

The following table presents a reconciliation of pre-depreciation contribution per ride to gross profit per ride, which is the most directly comparable GAAP measure, for the periods indicated:
	Year ended December 31,
	2022(1)	2021(1)	2020(1)
Gross Profit per ride	$(0.07)	$0.0	$0.02
Depreciation per ride	$0.30	$0.29	$0.28
Pre-Depreciation Contribution Per Ride	$0.22	$0.30	$0.29

(1)
See note 2.4 to Marti’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Components of Results of Operations
Revenue
We provide access to our vehicles for our customers on a per-ride basis over the customer’s desired period of use. Our revenue is primarily generated from the fees paid by our customer to rent our vehicles less promotions, discounts, and refunds. We also generate revenue from reservations, where we charge a minute based fee for reserving a vehicle until start of the ride. For the years ended December 31, 2022 and 2021, reservation revenues constituted less than 1.0% of our total revenues.
Cost of Revenues
Cost of revenues primarily consists of depreciation and amortization expense, rental vehicles’ maintenance and repair expense, operating lease expense, battery swap costs, data cost expense and salaries of operational and logistics staff.
Gross Profit
Gross profit represents revenues less cost of revenue.
General and Administrative
General and administrative costs represent costs incurred by us for executive and management overhead and administrative and back-office support functions. These costs primarily consist of salaries, benefits, travel, bonuses, and stock-based compensation, consulting, communication, network and cloud, email, and IT services expenses, professional service providers, off-site storage and logistics, certain insurance coverage, and an allocation of office rent and utilities related to our general and administrative divisions. General and administrative costs are expensed as incurred.
Sales and Marketing
Sales and marketing expenses primarily consist of advertising expenses and services marketing costs. Sales and marketing costs are recognized as they are incurred.
Other Income / (Expense), Net
Other income / (expense), net primarily consists of provisional expenses and other non-operational income.
Provision for Income Taxes
We account for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. We recognize the effect on deferred income taxes of a change in tax rates in the period that includes the enactment date.
We record a valuation allowance to reduce its deferred tax assets to the net amount that it believes is more-likely-than-not to be realized. Management considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.
Under the provisions of ASC 740-10, Income Taxes, we evaluate uncertain tax positions by reviewing against applicable tax law for all positions taken by us with respect to tax years for which the statute of limitations is still open. ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. We recognize interest and penalties related to the liability for unrecognized tax benefits, if any, as a component of the income tax expense line in the accompanying consolidated statement of operations.
Results of Operations
The following tables set forth our results of operations for the periods presented. The period-to-period comparisons of financial results is not necessarily indicative of future results.
	Year Ended December 31,
(in thousands, except percentages)	2022(1)	2021(1)	2020(1)
Revenue	$24,988	$16,999	$9,763
Cost of revenues	(27,093)	(16,956)	(9,602)
Gross profit	(2,104)	44	161
Research and Development Expenses	(1,878)	(1,039)	(541)
General and administrative expenses	(9,041)	(6,054)	(3,235)
Selling and marketing expenses	(1,646)	(1,256)	(257)
Other income	187	134	67
Other expenses	(399)	(882)	(230)
Loss from operations	(14,881)	(9,053)	(4,034)
Finance income	2,567	180	17
Finance expense	(1,932)	(4,712)	(613)
Loss before taxes	(14,246)	(13,585)	(4,630)
Income tax expense		(888)	—
Net loss for the period	(14,246)	(14,472)	(4,630)

(1)
See note 2.4 to Marti’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
Revenue
Revenue increased by $8.0 million or 47.0% from $17.0 million during the year ended December 31, 2021 to $25.0 million during the year ended December 31, 2022, primarily as a result of the increase in the number of rides along with the growth in the available fleet size as measured by average daily vehicles deployed. Seasonality is intrinsic to our business. Accordingly, our revenues in the second and third quarters combined are almost two times that of our first and fourth quarters combined. The number of rides increased from 17.8 million to 28.5 million, or 60.2% during this time period. The number of average daily vehicles deployed increased from 16.9 thousand to 33.0 thousand, or 95.3% during this time period. The revenue effect of the increased number of deployed vehicles is $9.8 million and TL price increases in excess of currency depreciation contributed a further $2.6 million. The drop in rides per vehicle in scooter is mitigated with the increase in rides per vehicle in e-bikes and e-moped that in result contributed a further $0.3 million. On the other hand, lower ride durations produced a negative effect of $4.7 million.
Cost of Revenues
Cost of revenues increased by $10.1 million or 59.8% from $17.0 million during the year ended December 31, 2021 to $27.1 million during the year ended December 31, 2022, primarily attributable to the effects of having to operate and maintain a larger available fleet, as measured by average daily vehicles deployed, performing more rides. We launched operations at subscale in several cities where we made charging station, infrastructure and personnel investments with the goal of ramping up our fleet. These cities and locations included Gaziantep, Gebze (district of Istanbul), Cesme ( district of İzmir) and Samsun. As we have yet to ramp up our fleet to minimum viable scale in these cities, which we foresee as being greater than a minimum of 500 vehicles per city, the subscale operations contribute to the cost of revenues being higher than the revenue.
As the size of the fleet grew, depreciation and amortization expense increased by $3.3 million or 62.5% from $5.2 million during the year ended December 31, 2021 to $8.5 million during the year ended December 31, 2022. With the rapid increase in our operational scale, our field personnel expense for the same period increased by $2.5 million or 48.5% from $5.2 million to $7.7 million. Our operating lease expense increased for the same period by $2.5 million or 282.6% from $0.9 million to $3.4 million parallel to the expansion in our operational scale and growth in fleet size as we leased an increased number of vans and motorcycles for our operations. Data cost was also affected by the increase in the fleet size as the higher number of vehicles require more data communication lines and the higher number of rides taking place on the app require more server space. Accordingly, data cost increased by $0.7 million or 98.7% from $0.7 million during the year ended December 31, 2021 to $1.4 million during the year ended December 31, 2022.
Gross Profit
Gross profit decreased by $2.1 million from $0.04 million during the year ended December 31, 2021 to $(2.1) million during the year ended December 31, 2022, primarily attributable to the effects of having a larger operating team in anticipation of operating and maintaining a larger available fleet, whose full deployment in the field could not be completed until the third quarter. With the anticipation of the fleet expansion and earlier fleet deployment, we recruited additional teams early in the process. However, the full deployment of the new fleet was delayed until the end of the high season (Q2- Q3). Due to the seasonality of our business our revenues in Q2 and Q3 combined are almost 2x of Q1 and Q4 revenues combined. As the full deployment was delayed, revenue generation potential of the new fleet was adversely affected. As a result, we endured increased team cost and depreciation during the year ended December 31, 2022. As a result the gross profit margin decreased by 868 bps from 0.3% during the year ended December 31, 2021 to (8.4)% during the year ended December 31, 2022. Seasonality is an intrinsic part of our business and will therefore continue to impact our operations both from a revenue and cost of revenue perspective. Different seasonalities in different years will continue to have positive or negative impacts on our business performance in the future, producing differences in performance across years. New city launches are also intrinsic to our operations. The investments that we make in anticipation of new city launches as well as the time that it takes for us to scale our operations to a minimum viable fleet size following a new city launch contribute to a higher cost of revenue. Therefore cost of revenues are higher than revenues during periods leading up to and following new city launches. As long as we continue to perform new city launches, in those time periods where our new city launches are high relative to the maintenance of our existing operations, we expect short term spikes in cost of revenue.
General and Administrative
General and administrative expense increased by $3.0 million or 49.3% from $6.1 million during the year ended December 31, 2021 to $9.0 million during the year ended December 31, 2022, primarily attributable to an increase in the number of employees. The number of employees increased from 142 to 222, or 56.3%, from December 31, 2021 to December 31, 2022. With the expansion of the employee base; the personnel expense increased by $2.7 million or 86.2% from $3.2 million during the year ended

December 31, 2021 to $5.9 million during the year ended December 31, 2022. Consulting expenses for the listing which began in 2021 continued in 2022.
Sales and Marketing
Sales and marketing expense increased by $0.4 million or 31.0% from $1.3 million during the year ended December 31, 2021 to $1.6 million during the year ended December 31, 2022, primarily as a result of increased promotional spending towards the end of 2022 for the launch of our new services in new cities.
Other Income (Expense), Net
Other income (expense), net, decreased by $0.5 million or 71.7% from $0.7 million expense during the year ended December 31, 2021 to $0.2 million expense during the year ended December 31, 2022, primarily attributable to a decrease in customs tax provision expense and penalty payments.
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenue
Revenue increased by $7.2 million or 74.1% from $9.8 million during the year ended December 31, 2020 to $17.0 million during the year ended December 31, 2021, primarily as a result of the increase in the number of rides along with the growth in the available fleet size as measured by average daily vehicles deployed. The number of rides increased from 8.7 million to 17.8 million, or 103.6% during this time period. The number of average daily vehicles deployed increased from 5.9 thousand to 16.9 thousand, or 186.4% during this time period. The revenue effect of the increased number of deployed vehicles is $15.0 million and TL price increases in excess of currency depreciation contributed a further $1.9 million. On the other hand, lower ride durations produced a negative effect of $5.2 million and the drop in daily rides per vehicle produced a negative effect of $4.4 million.
Cost of Revenues
Cost of revenues increased by $7.4 million, or 76.6%, from $9.6 million during the year ended December 31, 2020 to $17.0 million during the year ended December 31, 2021, primarily attributable to the effects of an increase in fleet size and number of rides. The number of average daily vehicles deployed increased from 5.9 thousand to 16.9 thousand, or 186.4% during this time period. The number of rides increased from 8.7 million to 17.8 million, or 103.6% during this time period. As the size of the fleet grew; depreciation and amortization expense increased by $2.8 million or 115.8% from $2.4 million the year ended December 31, 2020 to $5.2 million during the year ended December 31, 2021. With the increase in our operational scale, our field personnel expense for the same period increased by $1.8 million or 51.6% from $3.4 million to $5.2 million. Our operating lease expense increased for the same period by $0.6 million or 197.1% from $0.3 million to $0.9 million parallel to the expansion in our operational scale and growth in fleet size as we leased an increased number of vans and motorcycles for our operations. Due to issues in the newly introduced fleet; the rental vehicle maintenance and repair expense increased by $1.6 million or 172.2% from $0.9 million the year ended December 31, 2020 to $2.6 million during the year ended December 31, 2021 as we expanded our fleet size. Data cost was also affected by the increase in the fleet size as the higher number of vehicles require more data communication lines and the higher number of rides taking place on the app require more server space. Accordingly, data cost increased by $0.4 million or 152.1% from $0.3 million during the year ended December 31, 2021 to $0.7 million during the year ended December 31, 2020.
Gross Profit
Gross profit decreased from $0.2 million during the year ended December 31, 2020 to $0.04 million during the year ended December 31, 2021. Gross profit margin contracted by 139 bps from 1.7% during the year ended December 31, 2020 to 0.3% during the year ended December 31, 2021 due to the increased repair and maintenance expenses resulting from the introduction of the new fleet. The repair and maintenance visits of the new fleet also adversely affected fleet availability and utilization on the field.

General and Administrative
General and administrative expense increased by $2.8 million, or 87.1% from $3.2 million during the year ended December 31, 2020 to $6.1 million during the year ended December 31, 2021, primarily attributable to an increase in the number of our employees and consultancy expenses. The number of employees increased from 74 to 139, or 87.8%, from December 31, 2020 to December 31, 2021. With the expansion of the employee base; the personnel expense increased by $1.2 million or 61.6% from $2.0 million during the year ended December 31, 2020 to $3.2 million during the year ended December 31, 2021. Consultancy expenses increased from $0.4 million to $1.5 million, or 251.7%, with the additional services we received in preparation for the listing, from the year ended December 31, 2020 to the year ended December 31, 2021.
Sales and Marketing
Sales and marketing expense increased by $1.0 million, or 388.2%, from $0.3 million during the year ended December 31, 2020 to $1.3 million during the year ended December 31, 2021, primarily as a result of higher promotional spending to support the launch of the new e-moped modality in the second half of 2021.
Other Income (Expense), Net
Other income (expense), net, decreased by $0.6 million, or 361.3%, from $(0.2) million during the year ended December 31, 2020 to $(0.7) million during the year ended December 31, 2021, primarily attributable to an increase in provisional expenses.
Income Tax Expense
Income tax expense increased by $0.9 million from $0.0 million during the year ended December 31, 2020 to $0.9 million during the year ended December 31, 2021, as a result of an income tax payment of our subsidiary related to the year ended December 31, 2021.
Liquidity and Capital Resources
Our principal sources of liquidity have historically consisted of cash generated from operations, capital increases and various forms of debt financing. We had $10.5 million in cash and cash equivalents as of December 31, 2022.
We have incurred net losses and negative cash flows from operations since our inception. Our ability to fund working capital, make capital expenditures and service our debt will depend on our ability to generate cash from operating activities, which is subject to our future operating success, and obtain financing on reasonable terms, which is subject to factors beyond our control, including general economic, political and financial market conditions.
Until we can generate sufficient revenue to cover operating expenses, working capital and capital expenditures, we expect to fund cash needs primarily through a combination of equity and debt financing. If we raise funds by issuing equity securities, dilution to our then-existing shareholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our ordinary shares. If we raise funds by issuing debt securities, such debt securities may have rights, preferences or privileges senior to those of our preferred shareholders and holders of our ordinary shares. The terms of our debt securities or borrowings could impose significant restrictions on our operations and our ability to undertake certain fundraising activities. The capital markets have in the past, and may in the future, experience periods of volatility and upheaval that could impact the availability and cost of equity and debt financing.
We have concluded that we have adequate resources and liquidity to meet our cash flow requirements for the next twelve months, and we believe that it is reasonable to apply the going concern basis as the underlying assumption for our consolidated financial statements. This assessment includes knowledge of our subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of our strategic plan and budget, including expected developments in liquidity were considered.
In the future, we may enter into arrangements to acquire or invest in complementary businesses, products and technologies. We may be required to seek additional equity or debt financing to consummate such transactions. In the event that we require additional financing, we may not be able to raise such financing on acceptable terms or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations and financial condition.
Cash Flows
The following table presents a summary of our consolidated cash flows provided by (used in) operating, investing, and financing activities for the periods indicated:
	Year Ended December 31,
(in thousands)	2022	2021	2020
Net cash used in/provided by operating activities	(5,466)	(4,037)	(1,070)
Net cash (used in) provided by investing activities	(8,160)	(22,892)	(9,234)
Net cash provided by financing activities	11,259	43,094	10,425
Operating Activities
Net cash used by operating activities was $5.5 million for the year ended December 31, 2022, primarily due to operational losses arising from expanded operations in anticipation of expanding our fleet, while the deployment of the new vehicles could not be completed. until the end of the high season.
Net cash used in operating activities was $4.0 million for the year ended December 31, 2021, primarily consisting of operational losses resulting from operational and regional expansion leading to sub-scale operations in certain regions.
Net cash used in operating activities was $1.1 million for the year ended December 31, 2020, primarily as a result of sub-scale operations.
Investing Activities
Net cash used in investing activities was $8.2 million for the year ended December 31, 2022, primarily consisting of purchases of new vehicles.
Net cash used in investing activities was $22.9 million for the year ended December 31, 2021, primarily consisting of purchases of new vehicles.
Net cash used in investing activities was $9.2 million for the year ended December 31, 2020, primarily consisting of purchases of new vehicles.
Financing Activities
Net cash provided by financing activities was $11.3 million for the year ended December 31, 2022, primarily consisting of long-term borrowing and the issuance of pre-funded notes.
Net cash provided by financing activities was $43.1 million for the year ended December 31, 2021, primarily consisting of cash from equity financing and long-term borrowings.
Net cash provided by financing activities was $10.4 million for the year ended December 31, 2020, primarily consisting of cash from equity financing and the issuance of convertible notes.
PFG Credit Agreement
In January 2021, Marti entered into that certain Loan and Security Agreement with Partners for Growth (“PFG”), which was modified by that certain Joinder and Modification No. 1 to Loan and Security

Agreement, dated as of November 24, 2021, that certain Consent, Waiver and Amendment Agreement, dated as of July 29, 2022 and the Waiver and Modification No. 2 to Loan and Security Agreement and Modification No. 2 to Annex D of the PFG Consent dated as of December 23, 2022 (as modified, the “Loan Agreement”). The Loan Agreement provides for delayed draw term loans up to an aggregate amount of $20,000,000 at a fixed rate of 10.25% and is secured by substantially all of our assets. We make monthly principal and interest payments to PFG pursuant to the agreements. The outstanding balance of the loan as of December 31, 2022, was $13.3 million.
Pre-Funded Subscription Agreements
In connection with the execution of the Business Combination Agreement, we entered into convertible note subscription agreement (the “Pre-Fund Subscription Agreement”) with Farragut, Sumed Equity Ltd, European Bank for Reconstruction and Development and AutoTech Fund II, LP, pursuant to which Farragut has committed to purchase $15 million in Pre-Fund Notes and has purchased $13.3 million of its Pre-Fund Notes, Sumed Equity has purchased $1.0 million in Pre-Fund Notes, European Bank for Reconstruction and Development has purchased $1.0 million in Pre-Fund Notes, and AutoTech has purchased $500,000 in Pre-Fund Notes. The Pre-Funded Notes will convert into Convertible Notes at the closing of the Business Combination. The counterparties to certain of the Pre-Fund Subscription Agreement are directors, officers or affiliates of Galata. See “ Certain Relationships and Related Party Transactions — Marti Relationships and Related Party Transactions — Pre-Funded Notes.”
Off-Balance Sheet Arrangements
We did not have any off-balance sheet arrangements as of December 31, 2022.
Critical Accounting Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenues and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements.
Significant items subject to estimates and assumptions include those related to useful lives of property and equipment, including electric moped, electric bikes and electric scooters, legal contingencies, valuation allowance for deferred income taxes, determination of contract term of rental building and vehicle related to right of use assets and the valuation of stock-based compensation. Actual results could differ from those estimates.
We have based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Due to the inherent uncertainty involved in making these estimates, actual results reported in future periods could differ from our estimates.
We believe that the following critical accounting policies reflect the more significant judgments, estimates, and assumptions used in the preparation of our consolidated financial statements. For additional information, see the disclosure included in “Note 3 — Summary of significant accounting policies and use of estimates” in the notes to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus and “Note 3 — Summary of Significant Accounting Policies and Use of Estimates” to the notes to our unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.
Revenue Recognition
For the years ended December 31, 2022, 2021, and 2020, we recognized revenue from rides taken by individual users of the Marti mobile application (“Marti App”) as part of our rental business, which we account for pursuant to ASC 842, Leases. Sales taxes, including value added taxes, are excluded from reported revenue.

Rental
Our technology platform enables users to participate in our Rental program. To use a vehicle, the user contracts with us via acceptance of the Marti User Agreement (“MuA”). Under the MuA, users agree that we retain the applicable fee as consideration for the renting of our vehicles.
Riders pay on a per-ride basis with a valid credit card or prepaid card and/or from the preloaded wallet balances. The user must use the Marti App to rent the vehicles and must end the ride on the Marti App to conclude the trip. Our performance obligation is to provide access to the vehicles over the user’s desired period of use. The transaction price of each ride is generally determined based upon the period of use and a predetermined rate per minute agreed to by the user prior to renting the vehicle. We account for these revenues as operating lease revenue pursuant to ASC 842, Leases, and records revenue upon completion of each ride. We treat any credit, coupon, or rider incentive as a reduction to the revenue for the ride in the period to which it relates. When customers fund a preloaded wallet balance, the revenue is deferred until rides are actually taken by the user for the corresponding amounts.
We may also issue, at our sole discretion, credits to customers for future rides issued as promotional codes. The value of those credits is recorded as reduction of revenues when the credits are used by customers. Customer credits are not material to our operations.
Stock-Based Compensation
Stock-based compensation expense is allocated based on (i) the cost center to which the award holder belongs for employees and (ii) the service rendered to us for third-party consultants.
We periodically grant stock-based awards, including but not limited to, restricted ordinary shares, restricted share units and share options to eligible employees and directors.
Stock-based awards granted to employees and directors are measured at the grant date fair value of the awards, and are recognized as compensation expense using the straight-line method over the requisite service period, which is generally the vesting period. Forfeitures are accounted for when they occur.
A change in any of the terms or conditions of stock-based awards is accounted for as a modification of the awards. We calculate incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, We recognize incremental compensation cost in the period the modification occurs. For awards not being fully vested, We recognize the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.
Property and Equipment
Property and equipment consist of equipment, furniture and fixtures, and rental electric scooters, electric bikes and electric mopeds. Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using a straight-line method over the estimated useful life of the related asset. Depreciation for property and equipment commences once they are ready for their intended use. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the consolidated balance sheet and any resulting gain or loss is reflected in the consolidated statement of operations in the period realized.
The table below, shows the useful lives for the depreciation calculation using the straight-line method:
Equipment	5 years
Furniture and fixtures	7 years
Rental electric scooters	2 – 3 years
Rental electric bikes	2 – 3 years
Rental electric mopeds	3 – 4 years

Recent Accounting Pronouncements
For a discussion of recently issued accounting standards, see “Note 3 — Summary of significant accounting policies and use of estimates  — Recently issued accounting standards” to the notes to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus and “Note 3 — Summary of Significant Accounting Policies and Use of Estimates” to the notes to our unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. These risks primarily consist of fluctuations in interest rates and foreign currency exchange rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes, and we do not otherwise have any derivative or other financial instruments outstanding.
Interest Rate Risk
We do not have any financial liability with a variable interest rate component; thus we are not exposed to interest rate risk.
Foreign Currency Risk
Exchange rate risk is the risk of negative effects from exchange rate movements when owning foreign currency assets, liabilities and items inside the balance sheet. As we operate in Türkiye and generates revenues in Turkish lira while reporting our operating results in U.S. dollars, we are exposed to foreign currency risk. See “ Conventions Which Apply to This Proxy Statement/Prospectus.”
Emerging Growth Company Accounting Election
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. New Marti is an “emerging growth company” as defined in Section 2(A) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period.
New Marti expects to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date New Marti (a) is no longer an emerging growth company or (b) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare New Marti’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. See Note 3 of the accompanying audited consolidated financial statements included elsewhere in this proxy statement/prospectus for the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted for the years ended December 31, 2021 and 2020.
In addition, New Marti intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, New Marti intends to rely on such exemptions, New Marti is not required to, among other things: (a) provide an auditor’s attestation report on New Marti’s system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act: (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.
New Marti will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of New Marti’s first fiscal year following the fifth anniversary of the Initial Public Offering, (b) the last date of New Marti’s fiscal year in which New Marti has total annual gross revenue of at least $1.235 billion, (c) the date on which New Marti is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which New Marti has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

EXECUTIVE AND DIRECTOR COMPENSATION
Galata
None of Galata’s officers or directors have received any cash compensation for services rendered to Galata. The Sponsor, Galata’s executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of- pocket expenses incurred in connection with activities on Galata’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Other than these reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by Galata to the Sponsor and Galata’s officers and directors, or any of their respective affiliates, prior to completion of the Initial Business Combination.
In the event that the Business Combination is approved, Daniel Freifeld is expected to continue to serve as part of the management team of New Marti in the capacity of a director.
For more information about the interests of the Sponsor and Galata’s directors and officers in the Business Combination, see the subsection titled “The Business Combination — Interests of Certain Persons in the Business Combination.”
Marti
Compensation of Directors and Executive Officers
Under Cayman Islands law, Marti is not required to disclose compensation paid to its executive officers on an individual basis and this information has not otherwise been publicly disclosed. In 2022, an aggregate of $328,759 in cash compensation was accrued or paid to Marti’s executive officers. Marti did not pay any cash compensation to its independent directors in 2022.
In Türkiye, Marti is required by the applicable laws and regulations to make employer contributions to the government-sponsored short-term and long-term disability insurance and unemployment insurance on behalf of all employees as prescribed under the Social Security and General Health Insurance Law No. 5510. In 2022, Marti accrued or paid an aggregate of $12,427 in respect of employer contributions to these government-sponsored benefit plans with respect to its executive officers.
In Türkiye, Labor Law No. 4857 regulates the minimum notice periods that must be provided by both employers and employees when terminating employment, which are determined based on the length of such employee’s service.
For information regarding options granted to Marti’s directors and executive officers during 2022, see the section titled “— 2020 Incentive Plan” below.
2020 Incentive Plan
Marti currently maintains the 2020 Incentive Plan, which became effective upon adoption by Marti’s board of directors and approval of its shareholders on December 9, 2020. In connection with the Business Combination, the Galata Board intends to adopt the New Marti Incentive Plan, subject to approval by Galata’s shareholders. If approved by Galata’s shareholders, the New Marti Incentive Plan will become effective as of the date it is approved by Galata’s shareholders. For additional information about the New Marti Incentive Plan, please see the section titled “Proposal 4 — The Incentive Plan Proposal.” Upon the effectiveness of the New Marti Incentive Plan, no further awards will be made under the 2020 Incentive Plan.
The material terms of the 2020 Incentive Plan are summarized below. This summary is qualified in its entirety to the full text of the 2020 Incentive Plan.
Share Reserve.   An aggregate of 4,759,109 shares of Marti Common Stock are reserved for issuance pursuant to awards granted under the 2020 Incentive Plan.
Administration.   Marti’s board of directors administers the 2020 Incentive Plan. The board may delegate its duties and responsibilities to a committee consisting of one or more members of the board of directors. Subject to the terms and conditions of the 2020 Incentive Plan, the plan administrator has the authority to take any actions it deems necessary or advisable for the administration of the 2020 Incentive Plan.
Eligibility.   Awards under the 2020 Incentive Plan may be granted to employees, directors, and consultants of Marti and its parents and subsidiaries. Incentive stock options (“ISOs”) may be granted only to employees of Marti or certain of its parents and subsidiaries.
Awards.   The 2020 Incentive Plan provides for the grant of stock options (including ISOs and nonqualified stock options (“NSOs”)) and restricted stock units (“RSUs”), and the award or sale of shares of common stock, or any combination thereof. Following the closing of the Business Combination, no further awards will be made under the 2020 Incentive Plan. Each award is set forth in a separate award agreement indicating the type of the award and the terms and conditions of the award.
•
Stock Options.   Stock options provide for the right to purchase shares of the company’s common stock in the future at a specified price that is established on the date of grant. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option generally may not be less than 100% of the fair market value of the underlying shares on the date of grant (or 110% in the case of ISOs granted to certain significant shareholders). The term of a stock option may not be longer than ten (10) years (or five (5) years in the case of ISOs granted to certain significant shareholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•
RSUs.   RSUs are contractual promises to deliver cash or shares of common stock in the future, which may also remain forfeitable unless and until specified conditions are met. The terms and conditions applicable to RSUs are determined by the plan administrator, subject to the conditions and limitations contained in the 2020 Incentive Plan. RSUs may be granted with dividend equivalents that entitle the holder to receive an amount equal to cash dividends paid on the shares underlying the RSUs while they remain outstanding. Dividend equivalents may be paid in the form of cash, shares, additional RSUs or a combination thereof.

•
Awards or Sales of Shares.   Share awards are grants of nontransferable shares of common stock, and sales of shares (known as stock purchase rights) provide participants with the right to acquire shares under the 2020 Incentive Plan at a fixed purchase price. Share awards and stock purchase rights may remain forfeitable unless and until specified vesting conditions are met.

Certain Transactions.   The plan administrator has broad discretion to take action under the 2020 Incentive Plan, as well as to make adjustments to the number and type of securities issuable under the 2020 Incentive Plan and the terms and conditions of existing awards, in the event of certain transactions and events affecting the company’s common stock, such as stock dividends, reclassifications, stock splits, consolidations or other similar corporate transactions. In the event of a merger or other consolidation relating to Marti or the sale of all or substantially all of Marti’s stock or assets, all then-outstanding equity awards shall be treated as set forth in the definitive agreement governing such transaction, which may provide for one or more of the following: (i) the continuation, assumption or substitution of such awards, (ii) the accelerated vesting and, if applicable, exercisability of such awards (in whole or in part), (iii) the cancellation of such awards in exchange for cash or equity equal to the intrinsic value of the vested portions of such awards (or, if an award does not have any value, without payment), (iv) cancellation of such awards upon consummation of the transaction (provided that the holder has the opportunity to exercise the award prior to such consummation) and/or (v) with respect to options only, termination of any early exercise rights and/or suspension of the holder’s right to exercise the option for a limited period of time prior to the transaction.
Transferability and Restrictions.   With limited exceptions for transfers by beneficiary designation, by will or by the laws of descent and distribution, awards under the 2020 Incentive Plan are generally non-transferable (unless otherwise determined by the plan administrator) and ISOs are exercisable only by the participant during his or her lifetime.
Amendment and Termination.   Marti’s board of directors may amend, suspend or terminate the 2020 Incentive Plan at any time. However, shareholder approval is required for any amendment to the 2020

Incentive Plan to the extent required by applicable law. No further awards will be granted under the 2020 Incentive Plan upon the effectiveness of the New Marti Incentive Plan. Any award under the 2020 Incentive Plan that is outstanding on the termination date of the 2020 Incentive Plan will remain in force according to the terms of the 2020 Incentive Plan and the applicable award agreement.
Marti Options
As of December 31, 2022, Erdem Selim held Marti Options covering a total of 35,000 shares of Marti Common Stock, comprised of a Marti Option covering 25,000 shares of Marti Common Stock granted on August 2, 2021 with an exercise price of $5.50 per share and a Marti Option covering 10,000 shares of Marti Common Stock granted on June 16, 2022 with an exercise price of $5.50 per share. As of December 31, 2022, 6,250 of the shares underlying such Marti Options have vested. No other executive officers or directors held Marti Options or other awards covering Marti Common Stock as of December 31, 2022.

MANAGEMENT OF NEW MARTI AFTER THE BUSINESS COMBINATION
Directors and Executive Officers
The following table sets forth certain information relating to the executive officers and directors of New Marti immediately after the consummation of the Business Combination.
Name	Age	Position/Title	Director Class	Committee(s)
Mr. Alper Öktem	31	Chief Executive Officer and Director	Class III	N/A
Mr. Cankut Durgun	36	President and Director	Class II	N/A
Mr. Erdem Selim	46	Chief Financial Officer	N/A	N/A
Mr. Yousef Hammad	37	Independent Director	Class II	Compensation
Mr. Daniel Freifeld	42	Independent Director	Class III	Compensation (Chair); Audit; Governance
Ms. Kerry Healey	62	Independent Director	Class II	Governance (Chair); Audit
Mr. Douglas Lute	70	Independent Director	Class I	Governance; Compensation
Mr. Agah Ugur	65	Independent Director	Class I	Audit (Chair)
Alper Öktem is Marti’s co-founder and will serve as New Marti’s Chief Executive Officer and as a director on New Marti’s board of directors. Mr. Öktem has served as Marti’s Chief Executive Officer since September 2018. Prior to joining Marti, Mr. Öktem served as the Chief Operating Officer of BluTV, a local streaming service provider in Turkey founded in 2015. Mr. Öktem received a Master’s degree in Political Economy from the London School of Economics and Bachelor’s degree in Economics from University of Chicago. New Marti believes Mr. Öktem’s strategic vision for the combined company and his expertise in technology and business operations makes him qualified to serve as a director on the New Marti Board.
New Marti believes Mr. Öktem’s strategic vision for the combined company and his expertise in technology and business operations makes him qualified to serve as a director on the New Marti Board.
Cankut Durgun is Marti’s co-founder and will serve as New Marti’s President and as a director on New Marti’s board of directors. Mr. Durgun has served as Marti’s President since December 2018. Prior to joining Marti, he was co-founder and general partner of Aslanoba Capital, a venture capital firm, from June 2013 to September 2017. Prior to Aslanoba, Mr. Durgun was co-founder and general partner of Romulus Capital, also a venture capital firm, from October 2008 to June 2013. Mr. Durgun received his Bachelor of Science Degree from Massachusetts Institute of Technology in Economics and Management Science and his Masters of Business Administration from Stanford University.
New Marti believes Mr. Durgun is qualified to serve on the New Marti Board because of his demonstrated business acumen and years of experience leading Marti’s growth and building its market presence.
Erdem Selim will serve as Chief Financial Officer of New Marti. He has served as Marti’s Chief Financial Officer since August 2021. Prior to joining Marti, Mr. Selim served in the Corporate Finance & Project Development department of Saudi Aramco’s Treasury from September 2019 to September 2020 where he led, structured and arranged various forms of financings. He served as Managing Director of UNLU & Co. from February 2013 to February 2019 where he advised on, structured and arranged debt financing transactions, and introduced new financing instruments to Türkiye’s debt capital markets such as asset backed securities, convertible bonds and sukuk. He also served on the Executive Committee while at UNLU. From September 2004 to January 2013, Mr. Selim served as Vice President of Alantra Daruma where he structured and executed on a wide variety of debt transactions, and arranged the first non-recourse project financing in Türkiye. Mr. Selim received his Masters of Business Administration from the University of Michigan Ross School of Business and his Bachelor of Science from Istanbul Technical University.

Daniel Freifeld will serve as an Independent Director on New Marti’s board of directors. Mr. Freifeld is the Chief Investment Officer of Callaway Capital Management, LLC, which he founded in October 2013. Prior to founding Callaway, Mr. Freifeld served as Senior Advisor to the Special Envoy for Eurasian Energy at the U.S. Department of State, where he was responsible for oil and gas issues in Iraq, Türkiye, Russia, and the eastern Mediterranean and as a program coordinator for the Near East South Asia Center at the U.S. Department of Defense. Mr. Freifeld has served on Galata’s board of directors since July 2021 and has been an associate of the Geopolitics of Energy Project at Harvard University and a term member of the Council on Foreign Relations. A member of the state bar of Massachusetts, Mr. Freifeld speaks Turkish and French and conversational Arabic, Farsi, and Spanish and holds a bachelor’s degree in political science summa cum laude from Emory University and a juris doctor from New York University School of Law.
New Marti believes Mr. Freifeld is qualified to serve on the New Marti Board because of his extensive international experience, expertise in capital management and experience serving as a director.
Yousef Hammad will serve as an Independent Director on New Marti’s board of directors. Mr. Hammad has served as Managing Partner of Beco Capital Investment LLC since September 2015. Mr. Hammad has served and continues to serve on the boards of a number of private companies, including Marti Technologies Inc., Aingel Corp. (dba Tribal Credit), MaxAB B.V., Dapi Ltd. and Axis Markets B.V. (dba Thndr). Mr. Hammad received his Bachelor of Science in finance from King Fahad University of Petroleum and Minerals.
New Marti believes Mr. Hammad is qualified to serve on the New Marti Board because of his demonstrated business acumen and extensive experience serving as a director.
Kerry Healey will serve as an Independent Director on New Marti’s board of directors. Dr. Healey has served as President of the Milken Center for Advancing the American Dream since August 2019. Before that, she was President Emerita of Babson College from June 2013 to June 2019. Dr. Healey also served as Lieutenant Governor of the Commonwealth of Massachusetts from January 2003 to January 2007. Dr. Healey has served and continues to serve on a number of board of directors for public and private companies and universities, including Apollo Global Management, Babson College, American University of Afghanistan, American University of Bahrain, Mohammad bin Salmon College of Business and Entrepreneurship, Western Governors University and the Commonwealth Shakespeare Company. Dr. Healey has also served as Chair of the Sustainability and Corporate Responsibility Committee for Apollo Global Management since February 2022. Dr. Healey received her Bachelor’s Degree from Harvard College and PhD from Trinity College, University of Dublin.
New Marti believes Dr. Healey is qualified to serve on the New Marti Board because of her demonstrated business acumen, public and private executive leadership and extensive experience serving as a director.
Douglas Lute will serve as an Independent Director on New Marti’s board of directors. Ambassador Lute has served as the Chair of the International and Defense Practices of the BGR Group since February 2017 and has been the owner and Chief Executive Officer of Cambridge Global Advisors since February 2017. A retired U.S. Army Lieutenant General, Ambassador Lute previously held several high-level federal government roles, including U.S. Ambassador to the North Atlantic Treaty Organization (NATO) and Assistant to the President and Deputy National Security Advisor for Iraq and Afghanistan to President George W. Bush. Ambassador Lute also served as Coordinator for South Asia to President Barack Obama. Ambassador Lute has been awarded three Defense Distinguished Services Medals and a Distinguished Honor Award for his service in the State Department. Ambassador Lute has served and continues to serve on the board of Thomson Reuters Special Services, a subsidiary of Thomson Reuters Corporation, since October 2017, and The Morganti Group, Inc. since August 2022. Ambassador Lute received his Bachelor of Science in national security affairs from the United States Military Academy, where he was later awarded the title of Distinguished Graduate in 2018, and a Master of Public Administration in international security from Harvard University’s John F. Kennedy School of Government.
New Marti believes Ambassador Lute is qualified to serve on the New Marti Board because of his extensive leadership experience, diverse engagement in global affairs and experience serving as a director.
Agah Ugur will serve as an Independent Director on New Marti’s board of directors. Mr. Ugur has served as Chairman of Bogazici Ventures A.Ş. since November 2019. Before that, he was Chief Executive

Officer of Borusan Holding AŞ from 2001 to 2018. Mr. Ugur has served on the boards of a number of Turkish public and private companies, including Dogan Şirketler Grubu Holding AŞ, Pegasus Hava Taşımacılığı A.Ş., Anadolu Efes Biracılık ve Malt Sanayi A.Ş., Gozde Girisim Sermayesi Yatirm Ortaklgi A.Ş., Alcatel Lucent Teletas Telekomünikasyon A.Ş., Coca Cola İçecek A.Ş, Sabancı University Board of Trustees and Saha Foundation. Mr. Ugur received his Bachelor of Science from the University of Birmingham. Mr. Ugur is also qualified as a chartered accountant in the United Kingdom.
New Marti believes Mr. Ugur is qualified to serve on the New Marti Board because of his demonstrated business acumen, expertise in accounting and financial operations and extensive experience serving as a director.
Family Relationships
There are no family relationships between any of New Marti’s executive officers and directors or director nominees.
Board of Directors
The board of directors of New Marti will initially consist of seven directors immediately after the consummation of the Business Combination. Of these initial seven directors, five are expected to be independent. The Proposed Articles of Association provide that the number of directors shall be fixed by the directors from time to time, but shall not be less than one director. So long as the Class A Ordinary Shares are listed on the Designated Stock Exchange (as defined in the Proposed Articles of Association), the board of directors shall include such number of “independent directors” as the relevant rules applicable to the listing of any Class A Ordinary Shares on the Designated Stock Exchange require, including applicable exemptions. See “ Risk Factors — Risks Related to Being a Public Company — As an exempted company limited by shares incorporated in the Cayman Islands, New Marti is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE American corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if New Marti complied fully with the NYSE American corporate governance listing standards.” Subject to the Proposed Articles of Association, a director who is in any way interested in a contract or proposed contract with New Marti shall declare the nature of his or her interest at a meeting of the board of directors. A general notice given to the directors by any director to the effect that he or she is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of the board of directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.
Duties of Directors
Under the laws of the Cayman Islands, New Marti directors and officers owe certain fiduciary duties to the company. In certain circumstances, a shareholder may have the right to seek damages if a duty owed by the directors is breached.
Under Cayman Islands law, directors and officers owe the following fiduciary duties:
•
duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•
duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•
directors should not improperly fetter the exercise of future discretion;

•
duty to exercise powers fairly as between different sections of shareholders;

•
duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•
duty to exercise independent judgment.

In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.
As set out above, under Cayman Islands law, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Proposed Articles of Association or alternatively by shareholder approval at general meetings.
Appointment and Removal of Directors
The Proposed Articles of Association provide that the board of directors of New Marti should consist of such number of directors as fixed by the directors of New Marti from time to time (but not less than one director) so long as the Class A Ordinary Shares are listed on the Designated Stock Exchange (as defined in the Proposed Articles of Association).
The Proposed Articles of Association provide that the directors of New Marti are to be divided into three (3) classes designated as Class I, Class II and Class III, respectively. At the 2023 annual general meeting, the Class I directors are to be elected for a full term of three (3) years. At the 2024 annual general meeting, the Class II directors shall be elected for a full term of three (3) years. At the 2025 annual general meeting, the Class III directors are to be elected for a full term of three (3) years. At each succeeding annual general meeting, the New Marti directors are to be elected for a full term of three (3) years to succeed the New Marti directors of the class whose terms expire at such annual general meeting. No decrease in the number of New Marti directors constituting the New Marti directors is to shorten the term of any incumbent New Marti director.
The New Marti directors by the affirmative vote of a simple majority of the remaining New Marti directors present and voting at a meeting of the New Marti directors, even if less than a quorum, shall have the power from time to time and at any time to appoint any person as a New Marti director to fill a casual vacancy on the board of New Marti or as an addition to the existing board of New Marti, subject to the Proposed Articles of Association, the rules and regulations of the Designated Stock Exchange (as defined in the Proposed Articles of Association), the United States Securities and Exchange Commission (the “SEC”) and/or any other competent regulatory authority or otherwise under Applicable Law (as defined in the Proposed Articles of Association). A New Marti director appointed to fill a vacancy in accordance with the Proposed Articles of Association is to be of the same class of director as the director he or she replaced. Any such appointed New Marti director shall hold office until the expiration of his or her term, until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal.
A New Marti director may be removed from office by the shareholders of New Marti by Special Resolution (as defined in the Proposed Articles of Association) only for cause (“cause” for removal of a New Marti director shall be deemed to exist only if (a) the New Marti director whose removal is proposed has been convicted of an arrestable offence by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (b) such New Marti director has been found by the affirmative vote of a majority of the New Marti directors then in office at any regular or extraordinary general meeting of the board of directors of New Marti called for that purpose, or by a court of competent jurisdiction, to have been guilty of willful misconduct in the performance of such New Marti director’s duties to New Marti in a matter of substantial importance to New Marti; or (c) such New Marti director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects such director’s ability to perform his or her obligations as a New Marti director) at any time before the expiration of his or her term, subject to the Proposed Articles of Association or in any agreement between New Marti and such New Marti director (but without prejudice to any claim for damages under such agreement).
The Proposed Articles of Association provide that the office of a New Marti director shall be vacated if the New Marti director: (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to the New Marti; (iv) is prohibited by applicable law or the Designated Stock Exchange (as defined in the Proposed Articles of Association), the SEC and/or any other competent regulatory authority or otherwise under Applicable Law (as defined in the Proposed Articles of Association) from being a director; (v) without special leave of absence from the New Marti directors, is absent from meetings of the New Marti directors for six (6) consecutive months and the New Marti directors resolve that his or her office be vacated; or (vi) if he or she shall be removed from office pursuant to the Proposed Articles of Association.
Terms of Directors
The term of office for each of Class I, Class II and Class III directors are the following:
•
at the 2024 annual general meeting, the term of the Class I directors shall expire and Class I directors are to be elected for a full term of three (3) years;

•
at the 2025 annual general meeting, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years; and

•
at the 2026 annual general meeting, the term of office of the Class III directors shall expire and Class III directors are to be elected for a full term of three (3) years.

At each succeeding annual general meeting, New Marti directors are to be elected for a full term of three (3) years to succeed the New Marti directors of the class whose terms expire at such annual general meeting. No decrease in the number of New Marti directors constituting the New Marti directors is to shorten the term of any incumbent New Marti director.
The term of a New Marti director appointed to fill a vacancy in accordance with the Proposed Articles of Association, shall terminate in accordance with that same class of director that he or she replaced. The term of any such New Marti director appointed shall continue to be in effect, until the expiration of his or her term, as set out above, until his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal or is otherwise disqualified from acting as a director, in accordance with the provisions of the Proposed Articles of Association (including pursuant to the Companies Act).
Committees of the Board of Directors
Audit Committee
Under the corporate governance rules of the NYSE American, New Marti is required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. Following the listing of the Class A Ordinary Shares on the NYSE American, New Marti’s audit committee will consist of Agah Ugur, Kerry Healey and Daniel Freifeld. Mr. Ugur will serve as the chairperson of the audit committee. All members of New Marti’s audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE American. The New Marti Board has determined that is an “audit committee financial expert” as defined in applicable SEC rules and has the requisite financial experience as defined by the corporate governance rules of the NYSE American. The New Marti Board has determined that each proposed member of New Marti’s audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.
The New Marti Board will, prior to or concurrently with the listing of the Class A Ordinary Shares on the NYSE American, adopt a charter setting forth the responsibilities of the audit committee, which are consistent with Cayman Islands law, the SEC rules and the corporate governance rules of the NYSE American and include:

•
appointing, compensating, retaining and overseeing the work of the independent auditors and any other independent registered public accounting firm engaged by New Marti;

•
reviewing and discussing with the independent auditors all relationships the auditors have with New Marti in order to evaluate their continued independence;

•
reviewing with management and New Marti’s independent auditor New Marti’s annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•
discussing New Marti’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•
discussing New Marti’s policies with respect to risk assessment and risk management;

•
reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to New Marti entering into such transaction;

•
reviewing New Marti’s Code of Business Conduct and Ethics at least annually; and

•
setting clear hiring policies for employees or former employees of the independent auditors.

Compensation Committee
Under the corporate governance rules of the NYSE American, New Marti is required to maintain a compensation committee consisting entirely of independent directors. Following the listing of the Class A Ordinary Shares on the NYSE American, New Marti’s compensation committee will consist of Messrs. Freifeld, Hammad and Lute. Mr. Freifeld will serve as chairperson of the committee. The New Marti Board has determined that each proposed member of New Marti’s compensation committee is independent under the corporate governance rules of the NYSE American, including the additional independence requirements applicable to members of a compensation committee.
The New Marti Board will, prior to or concurrently with the listing of the Class A Ordinary Shares on the NYSE American, adopt a charter setting forth the responsibilities of the committee, which are consistent with Cayman Islands law, the SEC rules and the corporate governance rules of the NYSE American and include:
•
reviewing and approving the corporate goals and objectives with respect to the compensation of New Marti’s chief executive officer; evaluating New Marti’s chief executive officer’s performance in light of such goals and objectives and setting the compensation of New Marti’s chief executive officer based on such evaluation;

•
overseeing the evaluation of the executive officers (other than the chief executive officer) and reviewing and setting, or making a recommendation to the New Marti Board regarding, the compensation of such executive officers;

•
reviewing and making recommendations to the New Marti Board regarding director compensation;

•
reviewing and approving, or making recommendations to the Board regarding, New Marti’s incentive compensation and equity-based plans and arrangements;

•
assisting management in complying with New Marti’s proxy statement and annual report disclosure requirements; and

•
if required, producing a report on executive compensation to be included in New Marti’s annual proxy statement.

Nominating and Corporate Governance Committee
Under the corporate governance rules of the NYSE American, New Marti is required to maintain a nominating and corporate governance committee consisting entirely of independent directors. Following the listing of the Class A Ordinary Shares on the NYSE American, New Marti’s nominating and corporate governance committee will consist of Messrs. Freifeld and Lute, and Ms. Healey. Ms. Healey will serve as chairperson of the committee. The New Marti Board will, prior to or concurrently with the listing of the

Class A Ordinary Shares on the NYSE American, adopt a charter setting forth the responsibilities of the committee, which are consistent with Cayman Islands law, the SEC rules and the corporate governance rules of the NYSE American and include:
•
identifying individuals qualified to become members of the New Marti Board and ensuring the New Marti Board has the requisite expertise and that its membership consists of person with sufficiently diverse and independent backgrounds;

•
recommending to the New Marti Board the nominees for election at the annual general meeting;

•
creating the criteria to be used by the committee in recommending directors and by the New Marti Board in nominating directors pursuant to New Marti’s corporate governance guidelines (as described below);

•
reviewing annually the committee structure and recommending to the New Marti Board for its approval directors to serve as members of each committee;

•
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to the New Marti Board a set of corporate governance guidelines; and

•
overseeing New Marti’s environmental, social and governance risks, strategies, policies, programs and practices to further New Marti’s business purpose, strategy, culture, values and reputation.

Code of Business Conduct and Ethics
New Marti will, prior to or concurrently with the listing of the Class A Ordinary Shares on the NYSE American, adopt a Code of Business Conduct and Ethics applicable to its directors, officers and employees. New Marti seeks to conduct business ethically, honestly, and in compliance with applicable laws and regulations. New Marti’s Code of Business Conduct and Ethics sets out the principles and policies designed to guide New Marti’s business practices with integrity, respect and dedication. Such principles encompass, without limitation, conflicts of interest, confidentiality, fair dealing, the protection of company assets, reporting of any illegal or unethical behavior, anti-corruption compliance, and public communications. Any waivers of the code for executive officers or directors may be made only by the New Marti Board and will be disclosed in a manner consistent with the applicable rules or regulations of the SEC and the NYSE American, when applicable.
Corporate Governance Guidelines
Pursuant to the corporate governance rules of the NYSE American, the New Marti Board will adopt Corporate Governance Guidelines to assist the board in the exercise of its responsibilities and to serve the interests of the company and its shareholders. The guidelines are intended to serve as a flexible framework within which the New Marti Board may conduct its business and will address director qualification standards, director responsibilities, director access to management, director compensation, director orientation and continuing education, management succession and annual performance evaluation of the board.

DESCRIPTION OF NEW MARTI SECURITIES
The following description of the material terms of the securities of New Marti following the closing of the Business Combination includes a summary of specified provisions of the Proposed Articles of Association that will be in effect upon closing of the Business Combination. This description is qualified by reference to the Proposed Articles of Association as will be in effect upon consummation of the Business Combination, substantially in the form attached to this proxy statement/prospectus as Annex G and incorporated in this proxy statement/prospectus by reference. In this section, the terms “we,” “our” or “us” refer to New Marti following the closing of the Business Combination, and all capitalized terms used in this section are as defined in the Proposed Articles of Association, unless elsewhere defined herein.
Upon the closing of the Business Combination and registration and filing of the Proposed Articles of Association, Galata’s change of name will be effective and will then be known as Marti Technologies, Inc.
New Marti will be authorized to issue 200,000,000 Class A Ordinary Shares, $0.0001 par value each and 1,000,000 Preference Shares, $0.0001 par value each.
New Marti currently will have one class of issued ordinary shares, which will have identical rights in all respects and shall rank pari passu with one another in all respects.
As of the date of this proxy statement/prospectus, there are 14,375,000 Class A Ordinary Shares issued and outstanding and no Preference Shares issued and outstanding.
New Ordinary Shares
General
Holders of Class A Ordinary Shares will be entitled to one vote for each share held of record on all matters to be voted on by shareholders. Except as disclosed otherwise in this proxy statement/prospectus, none of the holders of the Class A Ordinary Shares have different voting rights from the other holders after the completion of this offering.
Dividends
Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of the New Marti Board and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, New Marti’s overall financial condition, available distributable reserves and any other factors deemed relevant by the New Marti Board. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits (including retained earnings) or share premium, provided that in no circumstances may a dividend be paid if this would result in New Marti being unable to pay its debts as they fall due in the ordinary course of its business.
Even if the New Marti Board decides to pay dividends, the form, frequency and amount will depend upon New Marti’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the New Marti Board may deem relevant. In addition, New Marti is a holding company and depend on the receipt of dividends and other distributions from its subsidiaries to pay dividends on Class A Ordinary Shares. When making recommendations on the timing, amount and form of future dividends, if any, the New Marti Board will consider, among other things:
•
New Marti’s results of operations and cash flow;

•
New Marti’s expected financial performance and working capital needs;

•
New Marti’s future prospects;

•
New Marti’s capital expenditures and other investment plans

•
other investment and growth plans;

•
dividend yields of comparable companies globally;

•
restrictions on payment of dividend that may be imposed on us by financing arrangements; and

•
the general economic and business conditions and other factors deemed relevant by the New Marti Board and statutory restrictions on the payment of dividends.

New Marti is a holding company and depends on the receipt of dividends and other distributions from its subsidiaries to pay dividends on Class A Ordinary Shares.
Liquidation
On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of Class A Ordinary Shares will be entitled to participate in any surplus assets in proportion to their shareholdings, held by them at the commencement of the winding-up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to New Marti for unpaid calls or otherwise. Subject to the restrictions contained in the Proposed Articles of Association and the rules or regulations of the Designated Stock Exchange (as defined in the Proposed Amended Articles) or any relevant securities laws, any New Marti shareholders may transfer all or any of his or her Class A Ordinary Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the New Marti directors. However, the Directors may, in their absolute discretion, decline to register any transfer of Class A Ordinary Shares, subject to any applicable requirements imposed from time to time by the United States Securities and Exchange Commission and the Designated Stock Exchange.
Lockup Period
The Proposed Articles of Association also contain certain further restrictions on proposed transfers of Lockup Securities (as defined in the Proposed Articles of Association) either by any employee of, or service provider to, Marti Technologies Inc. immediately prior to the Merger (“Company Employee”) and any proposed transfers of Lockup Securities in breach of such restrictions shall be void and not approved or registered by New Marti. The Lockup Period is the period commencing on the Closing and ending on the earlier of (a) the date that is thirteen (13) months following the Closing and (b) the date on which the last reported sale price of the Class A Ordinary Shares on the Designated Stock Exchange surpasses a certain threshold to be agreed upon by the parties prior to the Closing.
However, in respect of a Company Employee, the Proposed Articles of Association provide that in certain circumstances the transfer of Lockup Securities are permitted during the Lockup Period.
Calls on Shares and Forfeiture of Shares
The New Marti Board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Class A Ordinary Shares. Any Class A Ordinary Shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.
Subject to the terms of the allotment and issue of any Class A Ordinary Shares, the New Marti directors may make calls upon such holders of Class A Ordinary Shares in respect of any monies unpaid on such Class A Ordinary Shares (whether in respect of par value or premium), and each holder of Class A Ordinary Shares shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to New Marti at the time or times so specified the amount called on the Class A Ordinary Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him or her notwithstanding the subsequent transfer of the Class A Ordinary Shares in respect of which the call was made.
If a call or instalment of a call remains unpaid after it has become due and payable the New Marti directors may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by New Marti by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Class A Ordinary Shares in respect of which the call was made will be liable to be forfeited.

Redemption and Repurchase of Shares
Subject to the provisions of the Companies Act, New Marti may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or New Marti. The redemption of such shares will be effected in such manner and upon such other terms as New Marti’s directors, determine before the issue of the shares. New Marti may also purchase its own shares (including any redeemable shares) on such terms and in such manner as the directors may determine and agree with the relevant shareholder(s).
Exempted Company
New Marti is an exempted company limited by shares incorporated under the laws of Cayman Islands. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:
•
an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•
an exempted company’s register of members is not open to inspection;

•
an exempted company does not have to hold an annual general meeting;

•
an exempted company may issue no par value shares;

•
an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•
an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•
an exempted company may register as a limited duration company; and

•
an exempted company may register as a segregated portfolio company

Directors
Voting
The Proposed Articles of Association provide that its directors may vote on resolutions relating to any contract or proposed contract or arrangement in which he/she is interested (and count as part of the quorum at any meetings where any such contract or proposed contract or arrangement is being considered) provided the nature of that interest has been disclosed to the other directors in accordance with the terms of the Proposed Articles of Association. These provisions may be varied by a shareholders’ special resolution to make corresponding amendments to the Proposed Articles of Association.
The above is also subject to (i) the New Marti’s directors’ ongoing adherence to their fiduciary duties (including to act in the best interests of the company) and (ii) certain limited scenarios provided in the Proposed Articles of Association.
Appointment and removal
The Proposed Articles of Association provide that the number of directors shall be fixed by the directors from time to time, but shall not be less than one director. So long as the Class A Ordinary Shares are listed on the Designated Stock Exchange (as defined in the Proposed Articles of Association), the board of directors shall include such number of “independent directors” as the relevant rules applicable to the listing of any Class A Ordinary Shares on the Designated Stock Exchange require, including applicable exemptions.
The directors of New Marti are to be divided into three (3) classes designated as Class I, Class II and Class III, respectively. At the 2023 annual general meeting, the term of office of the Class I directors shall expire and Class I directors are to be elected for a full term of three (3) years. At the 2024 annual general meeting, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years. At the 2025 annual genera, meeting, the term of office of the Class III directors shall expire and Class III directors are to be elected for a full term of three (3) years. At each succeeding annual general meeting, the New Marti directors are to be elected for a full term of three (3) years to succeed the New Marti directors of the class whose terms expire at such annual general meeting. No decrease in the number of New Marti directors constituting the New Marti directors is to shorten the term of any incumbent New Marti director.
The New Marti directors by the affirmative vote of a simple majority of the remaining New Marti directors present and voting at a meeting of the New Marti directors, even if less than a quorum, shall have the power from time to time and at any time to appoint any person as a New Marti director to fill a casual vacancy on the New Marti Board or as an addition to the existing New Marti Board, subject to the Proposed Articles of Association, the rules and regulations of the Designated Stock Exchange, the United States Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law (as defined in the Proposed Articles of Association). A New Marti director appointed to fill a vacancy in accordance with the Proposed Articles of Association is to be of the same class of director as the director he or she replaced and the term of such appointment shall terminate in accordance with that class of director. Any New Marti director so appointed shall hold office until the expiration of his or her term, until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal.
A New Marti director may be removed from office by the shareholders of New Marti by Special Resolution (as defined in the Proposed Articles of Association) only for cause (“cause” for removal of a Director shall be deemed to exist only if (a) the New Marti director whose removal is proposed has been convicted of an arrestable offence by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (b) such New Marti director has been found by the affirmative vote of a majority of the New Marti directors then in office at any regular or extraordinary general meeting of the New Marti Board called for that purpose, or by a court of competent jurisdiction, to have been guilty of willful misconduct in the performance of such New Marti director’s duties to New Marti in a matter of substantial importance to New Marti; or (c) such New Marti director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects such director’s ability to perform his or her obligations as a New Marti director) at any time before the expiration of his or her term, subject to the Proposed Articles of Association or in any agreement between New Marti and such New Marti director (but without prejudice to any claim for damages under such agreement). There is no cumulative voting with respect to the appointment of New Marti directors.
The Proposed Articles of Association do not provide a set age requirement regarding the retirement of New Marti’s directors or (subject to any shareholders’ ordinary resolution to the contrary) any shareholding requirement for directors to be appointed. Nominations of any person for election to the New Marti Board at an annual general meeting or at an extraordinary general meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such extraordinary general meeting) may be made at such meeting only (i) by or at the direction of the New Marti Board, including by any committee or persons authorized to do so by the New Marti Board or under the Proposed Articles of Association, or (ii) by a shareholder of New Marti present in person who was a record owner of shares of New Marti both at the time of giving the notice and at the time of the meeting is entitled to vote at the meeting, and has complied with the Proposed Articles of Association as to such notice and nomination.
Warrants
In connection with the Initial Public Offering, Galata sold 12,500,000 Units at a purchase price of $10.00 per Unit generating gross proceeds to Galata in the amount of $125,000,000. Each Unit consists of one Class A Ordinary Share and one-half of one Public Warrant, with each whole Public Warrant entitling the holder thereof to purchase one whole share of Class A Ordinary Share at a price of $11.50 per share, subject to adjustment.
Simultaneously with the closing of the Initial Public Offering, Galata consummated the sale of 6,500,000 Private Placement Warrants at a price of $1.00 per warrant in private placements to the Sponsor.

On July 13, 2021, the underwriters notified Galata of their exercise of the over-allotment option in full and purchased 1,875,000 additional Galata Units at $10.00 per Galata Unit upon the closing of the over-allotment option, generating gross proceeds of $18,750,000. The over-allotment option closed on July 15, 2021. Simultaneously with the closing of the over-allotment option, Galata consummated the sale of 750,000 Private Placement Warrants at a price of $1.00 per warrant in private placements to the Sponsor.
There are currently 14,437,500 Galata Warrants outstanding, consisting of 7,187,500 Public Warrants and 7,250,000 Private Placement Warrants. Each whole Galata Warrant entitles the holder to purchase one whole Class A Ordinary Share for $11.50 per share. The Galata Warrants will become exercisable on the later of 30 days after the completion of the Initial Business Combination and 12 months from the closing of the Initial Public Offering, and will expire five years after the completion of the Initial Business Combination or earlier upon redemption or liquidation. Once the warrants become exercisable, New Marti may redeem the outstanding warrants, in whole and not in part, for cash in accordance with, and subject to the terms of, the Warrant Agreement.
Enforceability of Civil Liability under Cayman Islands Law
The courts of the Cayman Islands are unlikely (i) to recognize, or enforce against New Marti, judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against New Marti predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
Anti-Money Laundering — Cayman Islands
In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.
We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.
We also reserve the right to refuse to make any redemption payment to a shareholder if directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure compliance with any such laws or regulations in any applicable jurisdiction.
If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting

Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.
Data Protection — Cayman Islands
New Marti has certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.
Privacy Notice
Introduction
This privacy notice puts New Marti’s shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company” refers to us and New Marti’s affiliates and/or delegates, except where the context requires otherwise.
Investor Data
New Marti will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. New Marti will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct New Marti’s activities of on an ongoing basis or to comply with legal and regulatory obligations to which New Marti is subject. New Marti will only transfer personal data in accordance with the requirements of the Data Protection Act, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.
In New Marti’s use of this personal data, New Marti will be characterized as a “data controller” for the purposes of the Data Protection Act, while New Marti’s affiliates and service providers who may receive this personal data from us in the conduct of New Marti’s activities may either act as New Marti’s “data processors” for the purposes of the Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.
New Marti may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.
Who this Affects
If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.
How New Marti May Use a Shareholder’s Personal Data
New Marti, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

•
where this is necessary for the performance of New Marti’s rights and obligations under any purchase agreements;

•
where this is necessary for compliance with a legal and regulatory obligation to which New Marti is subject (such as compliance with anti- money laundering and FATCA/CRS requirements); and/or

•
where this is necessary for the purposes of New Marti’s legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should New Marti wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), New Marti will contact you.
Why New Marti May Transfer Your Personal Data
In certain circumstances New Marti may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.
New Marti anticipates disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on New Marti’s behalf.
The Data Protection Measures New Marti Takes
Any transfer of personal data by us or New Marti’s duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.
New Marti and New Marti’s duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.
New Marti shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS
This section describes the material differences between the rights of Galata shareholders before the consummation of the Business Combination, and the rights of New Marti shareholders after the Business Combination. These differences in the shareholder rights result from the differences between the respective governing documents of Galata and New Marti.
This section does not include a complete description of all differences among such rights, nor does it include a complete description of such rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important to not exist. New Marti shareholders are urged to carefully read the relevant provisions of the Proposed Articles of Association that will be in effect as of consummation of the Business Combination (which form is included as Annex G), as noted in more detail below. This section is qualified in its entirety by reference to the complete text of the Existing Articles of Association, the Proposed Articles of Association and the Investor Rights Agreement. References in this section to the Proposed Articles of Association are references thereto as they will be in effect upon consummation of the Business Combination. However, the Proposed Articles of Association may be amended at any time prior to consummation of the Business Combination by mutual agreement of Galata and Marti or after the consummation of the Business Combination by amendment by means of a special resolution of New Marti’s shareholders and otherwise in accordance with their terms. If the Proposed Articles of Association are amended, the below summary may cease to accurately reflect the Amended and Restated Memorandum and Articles of Association as so amended.
Galata	New Marti
Authorized Share Capital
The share capital of Galata is $22,100 divided into 200,000,000 Class A ordinary shares of a par value of $0.0001 each, 20,000,000 Class B ordinary shares of a par value of $0.0001 each and 1,000,000 preference shares of a par value of $0.0001 each.	The authorized share capital of New Marti will be (i) $20,100 divided into 200,000,000 Class A ordinary shares of a par value of $0.0001 each and (ii) 1,000,000 preference shares of a par value of $0.0001 each.
Issue of Shares and Other Securities
Subject to the Existing Articles of Association and applicable rules and regulations, the Galata Board may allot, issue, grant options over or otherwise dispose of shares without preferred, deferred or other rights or restrictions to such persons, at such times and on such other terms as the Galata Board think proper, provided the Galata Board shall not do any of the foregoing to the extent it may affect the ability of Galata to carry out the conversion of the Founder into Class A Ordinary Shares as set out in the Existing Articles of Association.	Subject to the Proposed Articles of Association and applicable rules and regulations, all shares for the time being unissued shall be under the control of the New Marti Board who may issue, allot, grant options over or otherwise dispose of with or without preferred, deferred or other rights or restrictions and dispose of the same to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine and issue warrants or similar instruments with respect thereto, and for such purposes, the New Marti Board may reserve an appropriate number of shares for the time being unissued.
Number and Qualification of Directors

The Galata must consist of not less than one person; provided that such limits in the number of directors may be increased or reduced by the ordinary resolution.
The directors must be divided into three classes: Class I, Class II and Class III. The number of directors in each class must be as nearly equal as possible.
Subject to the Proposed Articles of Association and the Investor Rights Agreement, the New Marti Board shall consist of such number of directors as fixed by the New Marti Board, but not less than one director. So long as shares are listed on any United States national securities exchange, the New Marti Board must include such number of “independent directors” as the relevant rules applicable to the

Galata	New Marti

listing of any shares on such securities exchange.
The directors of New Marti Directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Pursuant to the Investor Rights Agreement, each of Callaway (on behalf of the Sponsor) and the Marti Founders, severally and not jointly, agrees with New Marti and the Holders to take all necessary action to cause (x) the New Marti Board to initially be composed of seven directors, (a) six of whom have been or will be nominated by Marti and (b) one of whom has been or will be nominated by Callaway (on behalf of the Sponsor).

Appointment/Removal of Directors

Prior to the consummation of a business combination, Galata may appoint or remove any director by ordinary resolution of the holders of the Founder Shares.
In addition, the Galata Board may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Existing Articles as the maximum number of directors.

New Marti may appoint directors by resolution of the New Marti shareholders at an annual general meeting. A director may be removed from office by special resolution and only for “cause” (as defined in the Proposed Articles of Association).
The New Marti Board by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the directors, even if less than a quorum, shall have the power to appoint any person as a director of New Marti to fill a casual vacancy on the New Marti Board or as an addition to the existing New Marti Board.

Vacancies on the Board of Directors

The office of a director shall be vacated if:
(a) the director gives notice in writing to Galata that he resigns the office of director;
(b) the director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the Galata Board without special leave of absence from the directors, and the directors pass a resolution that he has by reason of such absence vacated office;
(c) the director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;
(d) the director is found to be or becomes of unsound mind; or
(e) all of the other directors (being not less than two in number) determine that he should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the Galata Board duly convened and held under the Existing Articles or by a resolution in writing signed by all of the other directors.

The office of director shall be vacated if:
(a) the director becomes bankrupt or makes any arrangement or composition with his or her creditors;
(b) the director dies or is found to be or becomes of unsound mind;
(c) the director resigns his or her office by notice in writing to New Marti;
(d) the director is prohibited by applicable law or the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under applicable law from being a director;
(e) the director, without special leave of absence from the directors, is absent from meetings of the directors for 6 (six) consecutive months and the directors resolve that his or her office be vacated; or
(f) he or she is removed from office under the Proposed Articles of Association.

Galata	New Marti
Amendment to Articles of Association
Amendments of provisions in the Existing Articles of Association may be amended by way of special resolution of the shareholders of Galata.	Pursuant to the Companies Act, the Proposed Articles of Association may only be amended by a special resolution of the shareholders of New Marti.
Quorum

Shareholders.   The holders of one-third of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy constitutes a quorum. A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.
Board of Directors.   The quorum for the transaction of the business of the Galata Board may be fixed by the Galata Board, and unless so fixed must be a majority of the directors then in office.

Shareholders.   Shareholders holding in aggregate not less than a simple majority of all voting share capital of New Marti in issue present in person or by proxy and entitled to vote shall be a quorum. A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.
Board of Directors.   The quorum necessary for the transaction of the New Marti Board must be a majority of the authorized numbers of directors.

Shareholder Meeting

General meetings may be called by:
(a) the Galata Board;
(b) the chief executive officer of Galata; or
(c) the chairman of the Galata Board.
The Galata shareholders do not have the ability to call general meetings.
Galata may, but shall not (unless required by the Companies Act) be obliged to, in each year hold a general meeting as its annual general meeting. Any annual general meeting shall be held at such time and place as the Galata Board appoint.

New Marti will hold a general meeting as its annual general meeting each year. Any annual general meeting will be held at such time and place as the New Marti Directors approve.
At an annual general meeting of New Marti, only such business will be conducted as has been properly brought before the meeting. For business to be properly brought before an annual general meeting by a shareholder of New Marti, the New Marti shareholder must (i) provide Timely Notice (as defined in the Proposed Articles of Association) and thereof in writing and in proper form to the New Marti Board and (ii) provide any updates or supplements to such notice at the times and in the forms required under the Proposed Articles of Association.
Extraordinary general meetings may be called by a resolution adopted by the majority of the New Marti Board, and may not be called by any other person or persons. No business may be transacted at any extraordinary general meeting other than the business specified in the notice of such meeting. The New Marti Board may postpone, reschedule or cancel any previously scheduled extraordinary general meeting.

Galata	New Marti
Notice of Shareholder Meetings

At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting; provided that a general meeting of Galata will, whether or not the foregoing notice provisions have been complied with, be deemed to have been duly convened if it is so agreed:
      (a) in the case of an annual general meeting, by all Galata shareholders entitled to attend and vote thereat; and
      (b) in the case of an extraordinary general meeting, by a majority in number of the Galata shareholders having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the shares of Galata giving that right.

The notice of any general meeting of New Marti shareholders shall be sent or otherwise given not less than ten calendar days (but not more than sixty calendar days) before the date of the meeting to each shareholder entitled to vote at such meeting; provided that a general meeting of New Marti shall, whether or not the forgoing notice provisions have been complied with, be deemed to have been duly convened if it is so agreed:
      (a) in the case of an annual general meeting, by all New Marti shareholders (or their proxies) entitled to attend and vote thereat; and
      (b) in the case of an extraordinary general meeting, by the shareholders (or their proxies) having a right to attend and vote at the meeting, together holding not less than a majority of the shares of New Marti giving that right.

Indemnification, liability insurance of Directors and Officers

Every Galata director and officer (which for the avoidance of doubt, shall not include auditors of Galata), together with every former director and former officer shall be indemnified out of Galata’s assets against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, as a result of any act or failure to act in carrying out their functions other than such liability that they may incur by reason of their own actual fraud, willful neglect or willful default.
Galata directors, on behalf of Galata, may purchase and maintain insurance for the benefit of any Galata director or officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to Galata.

New Marti shall indemnify to the fullest extent permitted under the laws of the Cayman Islands any director or officer of New Marti who was or is made or is threatened to be made party or is otherwise involved in any action, suit or proceeding, whither civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of New Marti or, while serving as a director or officer of New Marti, is or was serving at the request of New Marti as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding.
New Marti shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the New Marti Board.
New Marti directors, on behalf of New Marti may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of New Marti, or is or was serving at the request of New Marti as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted

Galata	New Marti

against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not New Marti would have the power to indemnify him or her against such liability under Cayman Islands law.
New Marti’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

Dividends

Subject to the Companies Act and the Existing Articles of Association and except as otherwise provided by the rights attached to any shares of Galata, the Galata directors may resolve to pay dividends and other distributions on shares in issue and authorize payment of the dividends or other distributions out of the funds of Galata lawfully available therefor.
A dividend shall be deemed to be an interim dividend unless the terms of the resolution pursuant to which the directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No dividend or other distribution shall be paid except out of Galata’s realized or unrealized profits, out of the share premium account or as otherwise permitted by law.
Any dividend which remains unclaimed after six months from the date on which such dividend becomes payable may, in the discretion of the Galata Board, be paid into a separate account in Galata’s name, provided that the dividend shall remain as a debt due to the applicable Galata shareholder.
As a matter of Cayman Islands corporate law, a Cayman Islands company may declare and pay a dividend on its shares out of either profit or share premium account, provided always that a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. .

Subject to the Companies Act and the Proposed Articles of Association and except as otherwise provided by the rights attached to any shares of New Marti, the New Marti directors may declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of New Marti lawfully available therefor. No dividend or other distribution shall be paid except out of the profits of New Marti, or subject to the restrictions of the Companies Act, the share premium account.
All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the New Marti Board for New Marti’s benefit until claimed by the applicable New Marti shareholder. Subject to any applicable unclaimed property or other laws, any dividend unclaimed after a period of six years from the date of declaration shall be forfeited and shall revert to New Marti.
As a matter of Cayman Islands corporate law, a Cayman Islands company may declare and pay a dividend on its shares out of either profit or share premium account, provided always that a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Galata	New Marti
Winding up
The Existing Articles of Association provide that if Galata does not consummate a business combination (as defined in the Existing Articles of Association) within twenty-four months from the consummation of Galata’s initial public offering (or such later time as the Galata shareholders may approve in accordance with the Existing Articles of Association), Galata will (i) cease all operations except for the purposes of winding up, (ii) redeem the Class A Ordinary Shares issued in Galata’s initial public offering for a redemption price equal to its trust account, and (iii) as promptly as reasonably possible following such redemption, liquidate and dissolve.	In accordance with the Companies Act, New Marti may be wound up voluntarily: (i) if the shareholders resolve by special resolution that it be wound up voluntarily; or (ii) if the shareholders in general meeting resolve by ordinary resolution that it be wound up voluntarily because it is unable to pay its debts as they fall due, or New Marti may by an order of the courts of the Cayman Islands.
Supermajority Voting Provisions

A special resolution, which requires a majority of not less than a two- thirds of the votes which are cast by those shareholders of Galata who, being entitled to do, attend and vote at a general meeting of Galata, is required to:
(a)
change its name;

(b)
amend the Galata amended and restated articles of association;

(c)
amend Galata’s amended and restated memorandum of association with respect to any objects, powers or other matters;

(d)
reduce Galata’s share capital and any capital redemption reserve;

(e)
approve the manner and other terms upon which Galata may redeem any redeemable shares proposed to be issued by Galata (other than the Class A Ordinary Shares issued in Galata’s initial public offering);

(f)
in a winding up, approve the liquidator’s distribution in kind amongst the shareholders of Galata of the whole or any part of the assets of Galata (and the liquidator may for that purpose value any assets of Galata and determine how the division will be carried out between the shareholders or different classes of shareholders), or approve the liquidator’s vesting of the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders of Galata as the liquidator shall think fit, except that no shareholder shall be compelled to accept any asset upon which there is a liability;

A special resolution, requiring not less than a two- thirds vote, is required to:
(a)
change New Marti’s name;

(b)
amend the Proposed Articles of Association;

(c)
amend the Proposed Articles of Association with respect to any objects, powers or other matters;

(d)
reduce New Marti’s share capital and any capital redemption reserve in any manner authorized by law;

(e)
approve New Marti’s registration by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing;

(f)
merge or consolidate New Marti with one or more other constituent companies;

(g)
remove a director from office only for “cause” (as defined in the Proposed Articles of Association);

(h)
sanction the commencement of winding up of the Company; and

(i)
wind-up New Marti voluntarily (provided that, the New Marti is unable to pay its debts as they fall due, it may wound up voluntarily by an ordinary resolution of the New Marti shareholders).

Galata	New Marti

(g)
approve Galata’s registration by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands; and

(h)
authorize the merger or consolidation of Galata with one or more other constituent companies.

Anti-Takeover Provisions
Some provisions of Galata amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of Galata or its management, including provisions that that authorize the Galata Board to issue, shares with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as the Galata Board thinks proper.
The Proposed Articles of Association include provisions which:
      (a) restrict the transfer of Class A Ordinary Shares held by any holder of equity securities of Marti, any holder of Founder Shares or any holder of Private Placement Warrants issued by Galata, in each case, immediately prior to the Merger; and
      (b) authorize the New Marti Board to issue, shares with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as the New Marti Board thinks proper.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Galata Relationships and Related Party Transactions
Unless the context otherwise requires, all references in this subsection to “we,” “us” and “our” refer to Galata prior to the consummation of the Business Combination.
Founder Shares and Galata Founder Shareholders
On March 18, 2021, the Sponsor purchased 3,593,750 Founder Shares in exchange for paying certain deferred offering costs of $25,000. The Founder Shares included an aggregate of up to 468,750 shares subject to forfeiture to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the number of Founder Shares will equal, on an as-converted basis, approximately 20% of Galata’s issued and outstanding ordinary shares after the Initial Public Offering. As the underwriters’ over-allotment was exercised in full, none of the Founder Shares were forfeited.
The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a business combination and (B) subsequent to a business combination, (x) if the last reported sale price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a business combination, or (y) the date on which the Galata completes a liquidation, merger, share exchange or other similar transaction that results in all of the public shareholders having the right to exchange their shares of ordinary shares for cash, securities or other property.
On May 14, 2021, the Sponsor transferred an aggregate of 15,000 Founder Shares to Gala Investments, which is controlled by Andrew Stewart, one of Galata’s advisors.
In addition, The Galata Founder Shareholders have entered into the Founders Stock Letter with Galata and Marti pursuant to which, among other things, the Galata Founder Shareholders agreed to (a) effective upon the closing of the Merger, waive the anti-dilution rights set forth in the Existing Articles of Association, (b) vote all Founder Shares held by them in favor of the adoption and approval of the Business Combination Agreement and the Business Combination and (c) not to redeem, elect to redeem or tender or submit any of their Galata Shares for redemption in connection with the Business Combination Agreement or the Business Combination.
Private Placement Warrants.
Simultaneously with the closing of the Initial Public Offering, Galata consummated the sale of 6,500,000 Private Placement Warrants at a price of $1.00 per warrant to the Sponsor. On July 15, 2021, Galata consummated the sale of an additional 750,000 Private Placement Warrants at a price of $1.00 per warrant to the Sponsor. If Galata does not complete an Initial Business Combination within the Combination Period, the Private Placement Warrants will expire worthless.
Promissory Note — Related Party
On March 18, 2021, the Sponsor issued an unsecured promissory note to Galata (the “Promissory Note”), pursuant to which Galata may borrow up to an aggregate principal amount of $250,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) June 30, 2021 or (ii) the consummation of the Initial Public Offering. As of March 31, 2023, there were no amounts outstanding under the Promissory Note.
Related Party Loans
In order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of the Galata’s officers and directors may, but are not obligated to, loan Galata funds as may be required. Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon completion of a business combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a business combination does not close, Galata may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of March 31, 2023, December 31, 2022 and December 31, 2021, there was no amount outstanding under the Working Capital Loans.
Pre-Fund Subscription Agreement
In connection with the execution of the Business Combination Agreement, Marti entered into a Pre-Fund Subscription Agreement with the Pre-Fund Subscribers, pursuant to which the Pre-Fund Subscribers agreed to subscribe for and purchase from Marti their respective Pre-Fund Notes, which will convert into Convertible Notes at Closing. Each Pre-Fund Subscriber may fund at its option prior to the Closing, but shall only be obligated to fund the full subscription amount at the Closing. The Pre-Fund Subscriber, Farragut, is an affiliate of a director of Galata and the Pre-Fund Subscription Agreement has been unanimously approved by the Galata Board. As of the date of this prospectus, Farragut has committed to purchase $15 million in Pre-Fund Notes and has purchased $13.3 million of its Pre-Fund Notes, Sumed Equity has purchased $1.0 million in Pre-Fund Notes, European Bank for Reconstruction and Development has purchased $1.0 million in Pre-Fund Notes, and AutoTech Fund II, LP has purchased $500,000 in Pre-Fund Notes.
Investor Rights Agreement
In connection with the Closing, Galata, the Sponsor, the Marti Founders, and the Holders will execute and deliver the Investor Rights Agreement, pursuant to which, each of Callaway (on behalf of the Sponsor) and the Marti Founders, severally and not jointly, will agree with Galata and the Holders to take all necessary action to cause (x) the Galata Board to initially be composed of seven directors, (a) six of whom have been or will be nominated by Marti and (b) one of whom has been or will be nominated by Callaway (on behalf of the Sponsor). Each of Callaway and the Marti Founders, severally and not jointly, agrees with Galata and the Holders to take all necessary action to cause the foregoing directors to be divided into three classes of directors, with each class serving for staggered three-year terms.
Amendments to Letter Agreements
On July 8, 2021, Galata entered into Letter Agreements with the Sponsor (the “Sponsor Letter Agreement”) and members of the Galata Board and Galata’s management team (the “Insiders”, and with respect to the letter agreement, the “Insider Letter Agreement”, and the Insider Letter Agreement, together with the Sponsor Letter Agreement, the “Letter Agreements”). Pursuant to the terms of the respective Letter Agreements, the Sponsor and the Insiders agreed to certain restrictions with respect to the transfer of Founder Shares, Private Placement Warrants, and the Class A Ordinary Shares underlying the Private Placement Warrants (the “IPO Lock-Up Restrictions”).
On May 1, 2023, Galata entered into Amendments to the Letter Agreements (the “Letter Agreement Amendments”) with the Sponsor and each of the Insiders. Pursuant to the terms of the Letter Agreement Amendments, Galata, the Sponsor and the Insiders agreed to remove the applicable IPO Lock-Up Restrictions from the Letter Agreements.
Callaway Subscription Agreement
On May 4, 2023, Galata and Callaway entered into the Callaway Subscription Agreement. Callaway is an affiliate of a director of Galata and the Callaway Subscription Agreement was unanimously approved by the Galata board of directors. Pursuant to the terms of the Callaway Subscription Agreement, Callaway or its designee has the option (but not the obligation) to subscribe for Convertible Notes in an aggregate principal amount up to $40,000,000 during the period beginning on the Closing Date and ending on the one year anniversary of the Closing Date.
Marti Relationships and Related Party Transactions
Term Loan Credit Facilities
For the years ended December 31, 2022, 2021 and 2020, Marti entered into certain term loan credit facilities with its subsidiary, Marti İleri Teknoloji A.Ş. (“Marti İleri”), including:

•
A term loan credit facility agreement, dated January 17, 2020. The facility provides for a single advance by Marti İleri in an amount equal to $2.0 million at 4% per annum payable on June 30, 2024, the facility termination date. The facility is intended to be used for working capital. Marti İleri drew down the facility in full in January 2020, and converted the entire principal and accrued interest into equity by September 30, 2022.

•
A term loan credit facility agreement, dated July 10, 2020. The facility provides for a single advance by Marti İleri in an amount equal to $2.0 million at 4% per annum payable on July 30, 2024, the facility termination date. The facility is intended to be used for the working capital and investment in new vehicles. Marti İleri drew down the facility in full in July 2020, converted $0.5 million of the principal into equity by September 30, 2022.

•
A term loan credit facility agreement, dated July 13, 2021. The facility provides for a single advance in an amount equal to $5.0 million at 4% per annum payable on July 31, 2024, the facility termination date. The facility is intended to be used for the acquisition of new vehicles. Marti İleri drew down the facility in full in July 2021.

•
A term loan credit facility agreement, dated August 18, 2021. The facility provides for a single advance in an amount of approximately $3.4 million at 4% per annum payable on August 31, 2024, the facility termination date. The facility is intended to be used for the advance payment of new vehicles. Marti İleri drew down the facility in full in August 2021.

•
A term loan credit facility agreement dated December 24, 2021. The facility provides for a single advance in an amount equal to $5.0 million at 4% per annum payable on December 24, 2024, the facility termination date. The facility is intended to be used for working capital and the acquisition of new vehicles. Marti İleri drew down the facility in full on December 24, 2021.

•
A term loan credit facility agreement dated December 12, 2022. The facility provides for a single advance in an amount equal to $0.5 million at 4% per annum payable on December 14, 2025, the facility termination date. The facility is intended to be used for working capital and the acquisition of new vehicles. Marti İleri drew down the facility in full in December 2022.

Shareholder Advance Payments
On June 24, 2022 and July 25, 2022, Marti İleri provided shareholders advance payments of $0.3 million and $0.5 million, respectively, to Marti. The advance payments are intended to be used for working capital. Marti intends to offset the entire amount for each advance payment from its outstanding loans to Marti İleri.
Guarantee for Term Loan provided by PFG
Marti İleri is a party to the Loan Agreement as a guarantor, pledging substantially all of its assets as security for the loans thereunder. Marti drew down $5.0 million on the loan in January 2021 and $10.0 million on the loan in December 2021. Marti drew down an additional $3.0 million on the loan in October 2022 and $2.0 million on the loan in December 2022. As of December 31, 2022, $13.3 million remained outstanding under the loan agreement.
Pre-funded Notes
In connection with the execution of the Business Combination Agreement, Marti entered into a Pre-Fund Subscription Agreement with the Pre-Fund Subscribers, pursuant to which the Pre-Fund Subscribers agreed to subscribe for and purchase from Marti their respective Pre-Fund Notes, which will convert into Convertible Notes at Closing. Each Pre-Fund Subscriber may fund at its option prior to the Closing, but shall only be obligated to fund the full subscription amount at the Closing. As of the date of this prospectus, Farragut has committed to purchase $15 million in Pre-Fund Notes and has purchased $13.3 million of its Pre-Fund Notes, Sumed Equity has purchased $1.0 million in Pre-Fund Notes, European Bank for Reconstruction and Development has purchased $1.0 million in Pre-Fund Notes, and AutoTech Fund II, LP has purchased $500,000 in Pre-Fund Notes.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information known to Galata regarding (i) the actual beneficial ownership of Galata Shares, as of                 and (ii) the expected beneficial ownership of Class A Ordinary Shares immediately following the consummation of the Business Combination and Subscription, assuming that no Galata public shares are redeemed, and, alternatively, that the maximum number of shares of Galata are redeemed, by:
•
each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding Galata Shares or Class A Ordinary Shares, as applicable;

•
each of Galata’s and Marti’s current executive officers and directors;

•
each person who will become an executive officer or director of New Marti following the consummation of the Business Combination; and

•
all current executive officers and directors of Galata, as a group, and all executive officers and directors of New Marti following the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of Galata Shares prior to the Business Combination and conversion of the Convertible Notes is based on 14,375,000 Class A Ordinary Shares and 3,593,750 Founder Shares issued and outstanding as of                 .
The expected beneficial ownership of Class A Ordinary Shares, assuming no public shares of Galata are redeemed and excluding the Earnout Shares, has been determined based upon the following: (i)        shares will be issued upon conversion of the Convertible Notes (including those issued pursuant to the PIPE Subscription Agreements and the Pre-Fund Notes convertible into Convertible Notes pursuant to the Pre-Fund Subscription Agreement); (ii) 3,593,750 shares will be issued pursuant to the conversion of outstanding Founder Shares upon consummation of the Business Combination; and (iii) there will be an aggregate of 45,000,000 Class A Ordinary Shares issued and outstanding immediately following consummation of the Business Combination (excluding the Earnout Shares).
The expected beneficial ownership of Class A Ordinary Shares, assuming maximum redemptions by public shareholders, has been determined based upon the following: (i)        shares will be issued upon conversion of the Convertible Notes (including those issued pursuant to the PIPE Subscription Agreements and the Pre-Fund Notes convertible into Convertible Notes pursuant to the Pre-Fund Subscription Agreement); (ii) 3,593,750 shares will be issued pursuant to the conversion of outstanding Founder Shares upon consummation of the Business Combination; and (iii) there will be an aggregate of 45,000,000 Class A Ordinary Shares issued and outstanding immediately following consummation of the Business Combination (excluding the Earnout Shares).
Unless otherwise indicated and subject to applicable community property laws, New Marti believes that all persons named in the table below have sole voting and investment power with respect to all Galata Shares and Class A Ordinary Shares, respectively, beneficially owned by them.

The following table does not reflect record or beneficial ownership of the Galata Warrants.
Name and Address of Beneficial Owners(1)	Prior to the Business Combination and Subscription		Prior to the Business Combination and Subscription		After the Business Combination and Conversion of the Convertible Notes
					Assuming No Redemptions		Assuming Maximum Redemptions		Assuming 50% Redemptions
	Number of shares of Galata Class A Ordinary Shares	% of total Galata Shares	Number of Galata Class B Ordinary Shares	% of total Galata Shares	Number of Class A Ordinary Shares	%	Number of Class A Ordinary Shares	%	Number of Class A Ordinary Shares	%
Five Percent Holders of Galata
Galata Acquisition Sponsor, LLC(2)(3)	—	—	3,578,750	19.9%	3,578,750	4.7%	3,578,750	5.8%	3,578,750	5.2%
Weiss Asset Management LP(4)	1,237,500	6.9%	—	—
Saba Capital Management, L.P.(5)	808,266	4.5%	—	—
Directors and Executive Officers of Galata
Kemal Kaya(6)	—	—	—	—
Daniel Freifeld(2)(3)	—	—	3,578,750	19.9%
Michael Tanzer	—	—	—	—
Adam S. Metz	—	—	—	—
Shelley Guiley	—	—	—	—
Tim Shannon	—	—	—	—
All Directors and Executive Officers of Galata as a Group (8 Individuals)	—	—	3,578,750	19.9%
Five Percent Holders of New Marti After the Business Combination:
Esra Unluaslan Durgun(7)	—	—	—	—	7,319,565	9.6%	7,319,565	11.9%	7,319,565	10.6%
European Bank for Reconstruction and Development(8)	—	—	—	—	3,462,390	4.6%	3,462,390	5.6%	3,462,390	5.0%
Alper Öktem	—	—	—	—	7,319,565	9.6%	7,319,565	11.9%	7,319,565	10.6%
Perpetual Motion S.à r.l(9)	—	—	—	—	3,462,390	4.6%	3,462,390	5.6%	3,462,390	5.0%
Sumed Equity Ltd(10)	—	—	—	—	7,711,065	10.1%	7,711,065	12.5%	7,711,065	11.2%
Directors and Executive Officers of New Marti After the Business Combination
Erdem Selim	—	—	—	—	43,785	0.1%	43,785	0.1%	43,785	0.1%
Cankut Durgun(7)	—	—	—	—	7,319,565	9.6%	7,319,565	11.9%	7,319,565	10.6%
Alper Öktem	—	—	—	—	7,319,565	9.6%	7,319,565	11.9%	7,319,565	10.6%
Yousef Hammad	—	—	—	—	7,711,065	10.1%	7,711,065	12.5%	7,711,065	11.2%
Daniel Freifeld	—	—	—	—	3,578,750	4.7%	3,578,750	5.8%	3,578,750	5.2%
Kerry Healey	—	—	—	—	—	—	—	—
Douglas Lute	—	—	—	—	—	—	—	—
Agah Ugur	—	—	—	—	171,540	0.2%	171,540	0.3%	171,540	0.2%
All Directors and Executive Officers of New Marti as a Group (8 Individuals)	—	—	—	—	26,144,270	34.4%	26,144,270	42.4%	26,144,270	38.0%

*
Less than one percent.

(1)
Unless otherwise indicated, the address of each person named below is c/o Marti Technologies, Inc., 1209 Orange Street, Corporation Trust Center, Wilmington, DE 19801.

(2)
Interests shown consist solely of Galata Founder Shares, classified as Class B ordinary shares of Galata. Such shares will automatically convert into Class A Ordinary Shares of New Marti at the time of the Business Combination on a one-for-one basis, subject to adjustment.

(3)
These securities are held directly by the Sponsor. Mr. Freifeld indirectly controls the Sponsor, and may be deemed to beneficially own the securities held by the Sponsor. Mr. Freifeld disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(4)
According to a Statement on Amendment No. 1 to Schedule 13G jointly filed on January 28, 2022 by Weiss Asset Management LP (“Weiss Asset Management”), WAM GP LLC (“WAM GP”), Andrew M. Weiss, Ph.D. (“Andrew Weiss”) and BIP GP LLC (“BIP GP”). Weiss Asset Management, WAM GP and Andrew Weiss reported shared beneficial ownership over 1,237,500 Class A Ordinary Shares, including 792,000 Class A Ordinary Shares beneficially owned by a private investment partnership (the “Partnership”) of which BIP GP is the sole general partner. Weiss Asset Management is the sole investment manager to the Partnership. WAM GP is the sole general partner of Weiss Asset Management. Andrew Weiss is the managing member of WAM GP and BIP GP. The business address of each of Weiss Asset Management, WAM GP, Andrew Weiss and BIP GP is 222 Berkeley St., 16th Floor, Boston, Massachusetts 02116.

(5)
According to a Statement on Schedule 13G jointly filed on October 8, 2021 by Saba Capital Management, L.P., Saba Capital Management GP, LLC, and Mr. Boaz R. Weinstein, Saba Capital Management, L.P. beneficially owns 808,266 Class A Ordinary Shares outstanding. The business address of each of Saba Capital Management, L.P., Saba Capital Management GP, LLC and Mr. Weinstein is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

(6)
Does not include certain shares indirectly owned by this individual as a result of his membership interest in the Sponsor.

(7)
Includes 7,319,565 shares held by Mr. Durgun’s spouse, Esra Unluaslan Durgun. Therefore, Mr. Durgun may be deemed to share beneficial ownership of the shares held by Esra Unluaslan Durgun.

(8)
Includes 2,767,170 shares of Series B-1 Preferred Stock. Such shares will automatically convert into shares Class A Ordinary Shares at the time of the Initial Business Combination on a one-for-one basis, subject to adjustment. The business address of European Bank for Reconstruction and Development is 5 Bank Street, London, E14 4BG United Kingdom.

(9)
Includes 2,767,170 of Series B-1 Preferred Stock. Such shares will automatically convert into Class A Ordinary Shares at the time of the Initial Business Combination on a one-for-one basis, subject to adjustment. The business address of Perpetual Motion S.à r.l is 4 Rue Peternelchen L-2370 Howald, Grand Duchy of Luxembourg.

(10)
Includes 1,688,837 of Series B-3 Preferred Stock, 359,732 shares of Series B-1 Preferred Stock, 456,267 share of Series A-3 Preferred Stock, 1,204,611 shares of Series A-2 Preferred Stock and 2,453,273 shares of Series A-1 Preferred Stock. Such shares will automatically convert into Class A Ordinary Shares at the time of the Initial Business Combination on a one-for-one basis, subject to adjustment. Yousef Hammad is a director of Marti and is an officer, director or partner of, or has a financial interest in, Sumed Equity Ltd and its affiliates. As such, Mr. Hammad may be deemed to have or share beneficial ownership of the shares held by Sumed Equity Ltd. The business address of Sumed Equity Ltd is Office 105, One Central Building 4, Dubai, United Arab Emirates.

As of         , 2023, the Record Date, the Sponsor beneficially owns approximately 20% of the outstanding Galata Shares. As a result, the Sponsor and may be able to effectively exercise influence the outcome of all matters requiring approval by our shareholders, including approval of the Business Combination. The Galata Founder Shareholders have agreed to vote their respective Founder Shares, as well as any Class A Ordinary Shares acquired during or after the Initial Public Offering, in favor of each of the Proposals presented at the Special Meeting.
After the consummation of the Business Combination, the Sponsor is expected to own warrants to purchase an additional 3,625,000 Class A Ordinary Shares. The warrants will not be exercisable until 30 days following the consummation of the Business Combination. Assuming the exercise of all of the Sponsor’s warrants (and none of the public warrants), the Sponsor, its affiliates and Galata’s directors and officers would be deemed to own 7,203,750 Class A Ordinary Shares, which constitutes 5.71% of the Class A Ordinary Shares outstanding assuming no redemptions, or 7.40% of the Class A Ordinary Shares outstanding assuming maximum redemptions.

PRICE RANGE OF SECURITIES AND DIVIDENDS
Class A Ordinary Shares are traded on the NYSE American under the symbol “GLTA.”
The closing price of Class A Ordinary Shares on July 29, 2021, the last trading day before announcement of the execution of the Business Combination Agreement, was $9.91. As of                 , 2023, the record date for the General Meeting, the most recent closing price for Class A Ordinary Shares was $      .
Holders of Class A Ordinary Shares should obtain current market quotations for their securities. The market price of Galata’s securities could vary at any time before the Business Combination.
Historical market price information regarding Marti is not provided because there is no public market for their securities.
Holders
As of the date of this proxy statement/prospectus there were           holders of record of Class A Ordinary Shares,           holders of record of Founder Shares,           holders of record of Galata Units and           holders of record of Galata Warrants. See “Beneficial Ownership of Securities”.
As of the date of this proxy statement/prospectus there were           holders of record of Marti Common Stock and           holders of record of Marti Preferred Stock.
Dividend Policy
Galata has not paid any cash dividends on its Class A Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of any cash dividends after consummation of the Business Combination shall be dependent upon the revenue, earnings and financial condition of New Marti from time to time. The payment of any dividends subsequent to the Business Combination shall be within the discretion of the New Marti Board. Further, the ability of New Marti to declare dividends may be limited by the terms of financing or other agreements entered into by New Marti or its subsidiaries from time to time.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL
Overview
Galata is asking its shareholders to approve and adopt the Business Combination Agreement and the Business Combination. Galata’s shareholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Please see the sections titled “The Business Combination” and “The Business Combination Agreement and Related Agreements” for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to carefully read the Business Combination Agreement in its entirety before voting on these proposals.
Because Galata is holding a shareholder vote on the Business Combination Proposal, Galata may consummate the Business Combination only if the Business Combination Proposal is approved by the affirmative vote (in person, online or by proxy) of a majority of the holders of the Class A Ordinary Shares and Founder Shares entitled to vote and actually casting votes thereon at the General Meeting, voting as a single class.
Galata shareholders are being asked to approve the Merger pursuant to which Merger Sub will merge with and into Marti, with Marti surviving the Merger as a wholly owned subsidiary of New Marti, and approve and adopt the Business Combination Agreement and the Business Combination.
Resolution
The full text of the resolutions to be passed is as follows:
“RESOLVED, by way of ordinary resolution, that Galata’s entry into the Business Combination Agreement, dated as of July 29, 2022, by and among Galata, Merger Sub, and Marti (in the form attached to this proxy statement/prospectus as Annex A), pursuant to which, among other things, on the Closing Date, Merger Sub will merge with and into Marti, with Marti surviving the Merger as a wholly owned subsidiary of New Marti, and all other transactions contemplated by the Business Combination Agreement be confirmed, ratified and approved in all respects.”
Vote Required for Approval
The approval of the Business Combination Agreement and the Business Combination require an ordinary resolution, being the affirmative vote (in person, online or by proxy) of a majority of the holders of the Class A Ordinary Shares and Founder Shares entitled to vote and actually casting votes thereon at the General Meeting, voting as a single class. The Business Combination Proposal will be sought as an ordinary resolution. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the General Meeting. Accordingly, failure to vote in person, online or by proxy at the General Meeting or an abstention from voting will have no effect on the outcome of the vote on the Business Combination Proposal.
The Business Combination Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Business Combination Proposal will have no effect, even if approved by holders of the Galata Shares.
The Galata Founder Shareholders have agreed to vote their respective Founder Shares (together with any other equity securities of Galata owned by them) in favor of the Business Combination Proposal.
Recommendation of the Galata Board
THE GALATA BOARD RECOMMENDS THAT GALATA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — THE ORGANIZATIONAL DOCUMENTS PROPOSAL
Overview
Assuming the Business Combination Proposal and the NYSE Proposal are approved, Galata will replace its Existing Articles of Association with the Proposed Articles of Association under the Companies Act, effective as of the consummation of the Business Combination.
Galata’s shareholders are asked to consider and vote upon, to approve by special resolution, five separate proposals, which collectively comprise the Organizational Documents Proposal, in connection with the replacement of the Existing Articles of Association with the Proposed Articles of Association, and to adopt, the Proposed Articles of Association, which was negotiated as part of the Business Combination.
The Proposed Articles of Association differ materially from the Existing Articles of Association. The following table sets forth a summary of the material changes proposed between the Existing Articles of Association and the Proposed Articles of Association that are included in the Organizational Documents Proposal. This summary is qualified by reference to the complete text of the Proposed Articles of Association, attached to this proxy statement/prospectus as Annex G. Galata shareholders are encouraged to read Additionally, we encourage shareholders to carefully review the information set out under the section titled “Comparison of Corporate Governance and Shareholder Rights.”
Existing Articles of Association	Proposed Articles of Association
Corporate Name (Organizational Documents Proposal A)
The Existing Articles of Association provide the name of the company is “Galata.”	The Proposed Articles of Association provide that the name of the company will be “Marti Technologies, Inc.”
Authorized Share Capital (Organizational Documents Proposal B)
The share capital of Galata is (i) $22,100 divided into 200,000,000 Class A Ordinary Shares of a par value of $0.0001 each, (ii) 20,000,000 Founder Shares of a par value of $0.0001 each and (iii) 1,000,000 Preference Shares of a par value of $0.0001 each.	The authorized share capital of New Marti will be (i) $20,100 divided into 200,000,000 Class A Ordinary Shares of a par value of $0.0001 each and (ii) 1,000,000 Preference Shares of a par value of $0.0001 each.
Share Structure (Organizational Documents Proposal C)
Galata has a three-class share structure comprising Class A Ordinary Shares, Founder Shares and Preference Shares.	New Marti will have a two-class share structure comprising Class A Ordinary Shares and Preference Shares.
Director Appointment and Removal (Organizational Documents Proposal D)
Galata may appoint or remove any director by ordinary resolution of the holders of the Founder Shares.	New Marti may appoint directors by resolution of the New Marti shareholders at an annual general meeting. A director may be removed from office by special resolution and only for “cause” (as defined in the Proposed Articles of Association).
Other Provisions including Status as a Blank Check Company (Organizational Documents Proposal E)
The Existing Articles of Association include various provisions related to Galata’s status as a blank check company prior to the consummation of a business combination.	The Proposed Articles of Association do not include provisions related to New Marti’s status as a blank check company, as these will not be applicable to New Marti upon consummation of the Business Combination.

Resolutions
The full text of the resolutions to be passed is as follows:
“RESOLVED, as a special resolution, that upon the Effective Time, the name of the company shall be changed to “Marti Technologies, Inc.,” be approved and authorized;
RESOLVED, as a special resolution, that upon the Effective Time, the effective change in authorized share capital from (i) the authorized share capital of Galata immediately prior to the Effective Time of $22,100 divided into 200,000,000 Class A Ordinary Shares of a par value of $0.0001 each, 20,000,000 Founder Shares of a par value of $0.0001 each and 1,000,000 Preference Shares of a par value of $0.0001 each, to (ii) the authorized share capital of New Marti of $20,100 divided into 200,000,000 Class A Ordinary Shares of a par value of $0.0001 each and 1,000,000 Preference Shares of a par value of $0.0001 each, be approved and authorized;
RESOLVED, as a special resolution, that upon the Effective Time the effective change from (i) a three-class share structure of Galata immediately prior to the Effective Time, comprising Class A Ordinary Shares, Founder Shares and Preference Shares, to (ii) a two-class share structure of New Marti, comprising Class A Ordinary Shares and Preference Shares, be approved and authorized;
RESOLVED, as a special resolution, that upon the Effective Time the effective change from (i) the holders of Founder Shares having the power to appoint or remove any director of Galata by ordinary resolution under the terms of the Existing Articles of Association, to (ii) the holders of Class A Ordinary Shares having the power to appoint a director of New Marti by resolution of the New Marti shareholders at an annual general meeting under the terms of the Proposed Articles of Association, and remove a director of New Marti from office by special resolution and only for “cause” (as defined in the Proposed Articles of Association), be approved and authorized; and
RESOLVED, as a special resolution, that upon the Effective Time the Existing Articles of Association currently in effect be amended and restated by their deletion in their entirety and substitution in their place of the Proposed Articles of Association and all other changes arising from or in connection with the effective substitution of the Existing Articles of Association, Galata’s amended and restated memorandum and articles of association in effect immediately prior to the Effective Time by the Proposed Articles of Association, as the second amended and restated memorandum and articles of association of New Marti, including the removal of certain provisions relating to Galata’s status as a blank check company that will not be applicable following consummation of the Business Combination, be approved and authorized.
Vote Required for Approval
If the Business Combination Proposal is not approved, the Organizational Documents Proposal will not be presented at the General Meeting. The approval of the Organizational Documents Proposal requires a special resolution under the Cayman Islands law, being the affirmative vote (in person, online or by proxy) of at least two-thirds of the Class A Ordinary Shares and Founder Shares entitled to vote and actually casting votes thereon at the General Meeting, voting as a single class. Abstentions and broker non-votes, while considered present for purposes of establishing a quorum, will not count as a vote cast at the General Meeting. Accordingly, failure to vote in person, online or by proxy at the General Meeting or an abstention from voting will have no effect on the outcome of the vote on the Organizational Documents Proposal.
The Organizational Documents Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of the Galata Shares.

THE ORGANIZATIONAL DOCUMENTS PROPOSAL A (Corporate Name)
Overview
Organizational Documents Proposal A — to approve and adopt, that upon the Effective Time the name of the company shall be changed to “Marti Technologies, Inc.”
Assuming the Business Combination Proposal is approved, Galata shareholders are also being asked to approve Organizational Documents Proposal A, which is, in the judgment of the Galata Board, necessary to adequately address the needs of New Marti after the Business Combination.
If Organizational Documents Proposal A is approved, the company’s name shall be changed as set forth above.
This summary is qualified by reference to the complete text of the Proposed Articles of Association, copies of which are attached to this proxy statement/prospectus as Annex G. All Galata shareholders are encouraged to read the Proposed Articles of Association in their entirety for a more complete description of their terms.
Reasons for the Change
The Galata Board believes that changing the company’s corporate name from “Galata Acquisition Corp.” to “Marti Technologies, Inc.” is desirable to reflect the Business Combination with Marti and to clearly identify New Marti as the publicly traded entity.
Resolution
The full text of the resolution to be passed as follows:
“RESOLVED, as a special resolution, that upon the Effective Time, the name of the company shall be changed to “Marti Technologies, Inc.”.
Votes Required for Approval
The approval of the Organizational Documents Proposal A will require a special resolution, being the affirmative vote of the holders of at least two-thirds of the issued and outstanding Galata Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the General Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing a quorum, will not count as a vote cast at the General Meeting. Accordingly, failure to vote in person, online or by proxy at the General Meeting or an abstention from voting will have no effect on the outcome of the vote on the Organizational Documents Proposal A.
Recommendation of the Galata Board
THE GALATA BOARD UNANIMOUSLY RECOMMENDS THAT GALATA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL A.

THE ORGANIZATIONAL DOCUMENTS PROPOSAL B (AUTHORIZED SHARE CAPITAL)
Overview
Organizational Documents Proposal B — to approve in all respects that upon the Effective Time, the effective change in authorized share capital from (i) the authorized share capital of Galata immediately prior to the Effective Time of $22,100 divided into 200,000,000 Class A Ordinary Shares of a par value of $0.0001 each, 20,000,000 Founder Shares of a par value of $0.0001 each and 1,000,000 Preference Shares of a par value of $0.0001 each, to (ii) the authorized share capital of New Marti of $20,100 divided into 200,000,000 Class A Ordinary Shares of a par value of $0.0001 each and 1,000,000 Preference Shares of a par value of $0.0001 each, be approved and authorized.
Assuming the Business Combination Proposal is approved, Galata shareholders are also being asked to approve Organizational Documents Proposal B, which is, in the judgment of the Galata Board, necessary to adequately address the needs of New Marti after the Business Combination.
If Organizational Documents Proposal B is approved, the authorized share capital will be effectively changed as set forth above.
This summary is qualified by reference to the complete text of the Proposed Articles of Association, copies of which are attached to this proxy statement/prospectus as Annex G. All Galata shareholders are encouraged to read the Proposed Articles of Association in their entirety for a more complete description of their terms.
Reasons for the Change
The purpose of this proposal is to provide for an authorized share capital structure of New Marti that will enable it to have available for issuance a number of authorized shares of ordinary shares sufficient to support its growth and to provide flexibility for future corporate needs.
Resolution
The full text of the resolution to be passed is as follows:
RESOLVED, as a special resolution, that upon the Effective Time, the effective change in authorized share capital from (i) the authorized share capital of Galata immediately prior to the Effective Time of $22,100 divided into 200,000,000 Class A Ordinary Shares of a par value of $0.0001 each, 20,000,000 Founder Shares of a par value of $0.0001 each and 1,000,000 Preference Shares of a par value of $0.0001 each, to (ii) the authorized share capital of New Marti of $20,100 divided into 200,000,000 Class A Ordinary Shares of a par value of $0.0001 each and 1,000,000 Preference Shares of a par value of $0.0001 each, be approved and authorized.
Votes Required for Approval
The approval of the Organizational Documents Proposal B will require a special resolution, being the affirmative vote of the holders of at least two-thirds of the issued and outstanding Galata Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the General Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing a quorum, will not count as a vote cast at the General Meeting. Accordingly, failure to vote in person, online or by proxy at the General Meeting or an abstention from voting will have no effect on the outcome of the vote on the Organizational Documents Proposal B.
Recommendation of the Galata Board
THE GALATA BOARD UNANIMOUSLY RECOMMENDS THAT GALATA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL B.

THE ORGANIZATIONAL DOCUMENTS PROPOSAL C (SHARE STRUCTURE)
Overview
Organizational Documents Proposal C — to approve in all respects, upon the Effective Time the effective change from a three-class share structure of Galata immediately prior to the Effective Time, comprising Class A Ordinary Shares, Founder Shares and Preference Shares of Galata, to a two-class share structure of New Marti, comprised of Class A Ordinary Shares and Preference Shares of New Marti, be approved and authorized.
Assuming the Business Combination Proposal is approved, Galata shareholders are also being asked to approve Organizational Documents Proposal C, which is, in the judgment of the Galata Board, necessary to adequately address the needs of New Marti after the Business Combination.
If Organizational Documents Proposal C is approved, the share structure will be effectively changed as set forth above.
This summary is qualified by reference to the complete text of the Proposed Articles of Association, copies of which are attached to this proxy statement/prospectus as Annex G. All Galata shareholders are encouraged to read the Proposed Articles of Association in their entirety for a more complete description of their terms.
Reasons for the Change
The purpose of this proposal is to provide for a share structure of New Marti that will enable holders of Class A Ordinary Shares to have equal voting power to the number of shares held in New Marti.
Resolution
The full text of the resolutions to be passed is as follows:
RESOLVED, as a special resolution, that upon the Effective Time the effective change from (i) a three-class share structure of Galata immediately prior to the Effective Time, comprising Class A Ordinary Shares, Founder Shares and Preference Shares, to (ii) a two-class share structure of New Marti, comprised of Class A Ordinary Shares and Preference Shares, be approved and authorized.
Votes Required for Approval
The approval of the Organizational Documents Proposal C will require a special resolution, being the affirmative vote of the holders of at least two-thirds of the issued and outstanding Galata Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the General Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing a quorum, will not count as a vote cast at the General Meeting. Accordingly, failure to vote in person, online or by proxy at the General Meeting or an abstention from voting will have no effect on the outcome of the vote on the Organizational Documents Proposal C.
Recommendation of the Galata Board
THE GALATA BOARD UNANIMOUSLY RECOMMENDS THAT GALATA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL C.

THE ORGANIZATIONAL DOCUMENTS PROPOSAL D (DIRECTOR APPOINTMENT)
Overview
Organizational Documents Proposal D — to approve in all respects the effective change from the holders of Founder Shares having the power to appoint or remove any director of Galata (prior to the Business Combination) by ordinary resolution, to the holders of Class A Ordinary Shares having the power to appoint a director of New Marti by resolution of the New Marti shareholders at an annual general meeting under the terms of the Proposed Articles of Association, and remove a director of New Marti from office by special resolution and only for “cause” (as defined in the Proposed Articles of Association).
Assuming the Business Combination Proposal is approved, Galata shareholders are also being asked to approve Organizational Documents Proposal D, which is, in the judgment of the Galata Board, necessary to adequately address the needs of New Marti after the Business Combination.
If Organizational Documents Proposal D is approved, the director appointment rights will be effectively changed as set forth above.
This summary is qualified by reference to the complete text of the Proposed Articles of Association, copies of which are attached to this proxy statement/prospectus as Annex G. All Galata shareholders are encouraged to read the Proposed Articles of Association in their entirety for a more complete description of their terms.
Reasons for the Change
The purpose of this proposal is to provide for director appointment rights in respect of the New Marti Board such that holders of Class A Ordinary Shares may appoint a director of New Marti by ordinary resolution.
Resolution
The full text of the resolutions to be passed is as follows:
RESOLVED, as a special resolution, that upon the Effective Time the effective change from (i) the holders of Founder Shares having the power to appoint or remove any director of Galata by ordinary resolution under the terms of the Existing Articles of Association, to (ii) the holders of Class A Ordinary Shares having the power to appoint a director of New Marti by resolution of the New Marti shareholders at an annual general meeting under the terms of the Proposed Articles of Association, and remove a director of New Marti from office by special resolution and only for “cause” (as defined in the Proposed Articles of Association), be approved and authorized.
Votes Required for Approval
The approval of the Organizational Documents Proposal D will require a special resolution, being the affirmative vote of the holders of at least two-thirds of the issued and outstanding Galata Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the General Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing a quorum, will not count as a vote cast at the General Meeting. Accordingly, failure to vote in person, online or by proxy at the General Meeting or an abstention from voting will have no effect on the outcome of the vote on the Organizational Documents Proposal D.
Recommendation of the Galata Board
THE GALATA BOARD UNANIMOUSLY RECOMMENDS THAT GALATA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL D.

THE ORGANIZATIONAL DOCUMENTS PROPOSAL E
(OTHER PROVISIONS INCLUDING STATUS AS A BLANK CHECK COMPANY)
Overview
Organizational Documents Proposal E — to authorize all other changes arising from or in connection with the effective substitution of the Existing Articles of Association, by the Proposed Articles of Association, including the removal of certain provisions relating to Galata’s status as a blank check company that will not be applicable following consummation of the Business Combination.
Assuming the Business Combination Proposal is approved, Galata shareholders are also being asked to approve Organizational Documents Proposal E, which is, in the judgment of the Galata Board, necessary to adequately address the needs of New Marti after the Business Combination.
The Proposed Articles of Association will not contain provisions related to a blank check company (including those related to operation of the trust account, winding up of Galata’s operations should Galata not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Existing Articles of Association) because following the consummation of the Business Combination, New Marti will not be a blank check company.
Approval of each of the five separate proposals constituting the Organizational Documents Proposal, assuming approval of the Business Combination Proposal, will result, upon the closing of the Business Combination, in the complete replacement of the Existing Articles of Association with the Proposed Articles of Association. While certain material changes between the Existing Articles of Association and the Proposed Articles of Association have been unbundled into distinct proposals or otherwise identified in this Organizational Documents Proposal E, there are other differences between the Existing Articles of Association and the Proposed Articles of Association that will be approved (subject to the approval of the aforementioned related proposals and consummation of the Business Combination) if Galata shareholders approve this Organizational Documents Proposal E. Accordingly, we encourage Galata shareholders to carefully review the terms of the Proposed Articles of Association, attached hereto as Annex G, as well as the information provided in the section of this proxy statement/prospectus titled “Comparison of Corporate Governance and Shareholder Rights.”
This summary is qualified by reference to the complete text of the Proposed Articles of Association, copies of which are attached to this proxy statement/prospectus as Annex G. All Galata shareholders are encouraged to read the Proposed Articles of Association in their entirety for a more complete description of their terms.
Reasons for the Change
The New Marti Board believes that the elimination of certain provisions related to Galata’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Articles of Association do not include the requirement to dissolve New Marti upon failure to consummate a business combination in accordance with its terms, and allows New Marti to continue as a corporate entity following the Business Combination. In addition, certain other provisions in the Existing Articles of Association require that proceeds from the Initial Public Offering be held in the trust account until a business combination or liquidation of Galata has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Articles of Association.
Full text of the Resolution
The full text of the resolutions to be passed is as follows:
RESOLVED, as a special resolution, that upon the Effective Time the Existing Articles of Association currently in effect be amended and restated by their deletion in their entirety and substitution in their place of the Proposed Articles of Association and all other changes arising from or in connection with the effective substitution of the Existing Articles of Association, Galata’s amended and restated memorandum and articles of association in effect immediately prior to the Effective Time by the Proposed Articles of Association,

as the second amended and restated memorandum and articles of association of New Marti, including the removal of certain provisions relating to Galata’s status as a blank check company that will not be applicable following consummation of the Business Combination, be approved and authorized.
Votes Required for Approval
The approval of the Organizational Documents Proposal E will require a special resolution, being the affirmative vote of the holders of at least two-thirds of the issued and outstanding Galata Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the General Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing a quorum, will not count as a vote cast at the General Meeting. Accordingly, failure to vote in person, online or by proxy at the General Meeting or an abstention from voting will have no effect on the outcome of the vote on the Organizational Documents Proposal E.
Recommendation of the Galata Board
THE GALATA BOARD UNANIMOUSLY RECOMMENDS THAT GALATA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL E

PROPOSAL NO. 3 — THE NYSE PROPOSAL
Overview
Assuming the Business Combination Proposal is approved, Galata’s shareholders are also being asked to approve (a) the issuance pursuant to the Business Combination Agreement of up to an aggregate of 54,000,000 Class A Ordinary Shares in connection with the Merger and (b) the issuance and sale of up to an aggregate of 90,909,091 Class A Ordinary Shares, which will be issued upon conversion of the Convertible Notes in connection with the Subscription.
Why Galata Needs Shareholder Approval
Galata is seeking shareholder approval in order to comply with Section 312.03(c) of the NYSE Listed Company Manual.
Under Section 312.03(c) of the NYSE Listed Company Manual, shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if such securities are not issued in a public offering for cash and (a) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or securities convertible into or exercisable for common stock; or (b) the number of shares of common stock to be issued is, or will be upon the issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or securities convertible into or exercisable for common stock. Galata will issue shares representing 20% or more of the number of outstanding Ordinary Shares of Galata prior to the issuance, or 20% or more of its voting power prior to the issuance, pursuant to the Business Combination Agreement and the Subscription.
Effect of Proposal on Current Shareholders
If the NYSE Proposal is adopted, up to an aggregate of 54,000,000 Class A Ordinary Shares may be issued in connection with the Merger and the Subscription.
The issuance of the Class A Ordinary Shares described above would result in significant dilution to Galata’s shareholders, and result in Galata’s shareholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of Galata.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, for the purposes of complying with Section 312.03(c) of the NYSE Listed Company Manual, that the issuance of Class A Ordinary Shares in connection with the Merger and the Subscription be approved.”
Vote Required for Approval
Approval of the NYSE Proposal will be sought as an ordinary resolution requiring the affirmative vote (in person, online or by proxy) of the holders of a majority of the Class A Ordinary Shares and Founder entitled to vote and actually casting votes thereon at the General Meeting, voting as a single class. Abstentions and broker non-votes, while considered present for purposes of establishing a quorum, will not count as a vote cast at the General Meeting. Accordingly, failure to vote in person, online or by proxy at the General Meeting or an abstention from voting will have no effect on the outcome of the vote on the NYSE Proposal.
The NYSE Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the NYSE Proposal will have no effect, even if approved by holders of the Ordinary Shares.

PROPOSAL NO. 4 — THE INCENTIVE PLAN PROPOSAL
Overview
Galata is asking its shareholders to approve the New Marti Incentive Award Plan, referred to herein as the “New Marti Incentive Plan,” and the material terms thereunder. The Galata Board has approved the New Marti Incentive Plan in connection with its approval of the Business Combination, the Business Combination Agreement and the transactions and agreements related thereto, subject to shareholder approval. The New Marti Incentive Plan will become effective as of the date on which it is approved by Galata’s shareholders. No further awards may be granted under the 2020 Incentive Plan from and after the date on which the New Marti Incentive Plan becomes effective, but awards outstanding under the 2020 Incentive Plan on such date will remain subject to the terms and conditions of the 2020 Incentive Plan, subject to adjustment as provided in the Business Combination Agreement.
The Incentive Plan is described in more detail below. A copy of the New Marti Incentive Plan is attached to this proxy statement/prospectus as Annex H.
Purpose of the New Marti Incentive Plan
The purpose of the New Marti Incentive Plan is to enhance New Marti’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of shareholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in New Marti and providing a means of recognizing their contributions to New Marti’s success. The Galata Board believes that equity ownership opportunities and/or equity-linked compensatory opportunities are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help New Marti meet its goals.
Summary of the New Marti Incentive Plan
The following summarizes the material terms of the New Marti Incentive Plan. This summary is qualified in its entirety by the full text of the New Marti Incentive Plan.
Administration.   The New Marti Incentive Plan will be administered by the New Marti Board, or any committee to whom the New Marti Board delegates such power or authority. The plan administrator has full authority to take all actions and to make all determinations required or provided for under the New Marti Incentive Plan and any award granted thereunder. The plan administrator also has full authority to determine who may receive awards under the New Marti Incentive Plan, the type, terms, and conditions of an award, the number of Class A Ordinary Shares subject to the award or to which an award relates, and to make any other determination and take any other action that the plan administrator deems necessary or desirable for the administration of the New Marti Incentive Plan.
Share Reserve.   The aggregate number of Class A Ordinary Shares that initially may be issued pursuant to awards granted under the New Marti Incentive Plan will be the sum of (i) 10% of fully-diluted Class A Ordinary Shares as of the effective date of the Business Combination and (ii) any Class A Ordinary Shares which are subject to awards outstanding under the 2020 Incentive Plan as of the effective date of the New Marti Incentive Plan and which, following the effective date of the New Marti Incentive Plan, become available for issuance under the New Marti Incentive Plan (as further described below) (collectively, the “Overall Share Limit”). In addition to the foregoing, (A) upon the occurrence of the Triggering Event, additional Class A Ordinary Shares representing ten percent (10%) of the Earnout Shares issued by New Marti in accordance with the Business Combination Agreement in connection with such Triggering Event will automatically be added to the Overall Share Limit, (B) on the date that the reference price reset is finally determined pursuant to the terms of the Convertible Notes, additional Class A Ordinary Shares representing ten percent (10%) of the number of additional Class A Ordinary Shares, if any, underlying the Convertible Notes as of such date as a result of such reset will automatically be added to the Overall Share Limit, and (C) upon the first occurrence of each LTIP Event (as defined in the New Marti Incentive Plan), additional

Class A Ordinary Shares representing three percent (3%) of the then-existing Fully Diluted Shares (as defined in the New Marti Incentive Plan) will automatically be added to the Overall Share Limit. The maximum number of Class A Ordinary Shares that may be granted with respect to incentive options (“ISOs”), under the New Marti Incentive Plan will be a number of Class A Ordinary Shares equal to 200% of the initial Overall Share Limit.
If an award (or portion thereof) under the New Marti Incentive Plan or 2020 Incentive Plan is forfeited, expires, lapses or is terminated, is exchanged for or settled in cash, surrendered, repurchased or cancelled, without having been fully exercised/settled, in any case, at or below the price paid by the participant for such shares, any shares subject to such award may, to the extent of such forfeiture, expiration, lapse, termination, cash settlement or exchange, surrender, repurchase or cancellation, be used again or become available (as applicable) for new grants under the New Marti Incentive Plan. In addition, shares tendered or withheld to satisfy the exercise price or tax withholding obligation for any award granted under the New Marti Incentive Plan or 2020 Incentive Plan will again be or will become (as applicable) available for grants under the New Marti Incentive Plan. The payment of dividend equivalents in cash in conjunction with any awards under the New Marti Incentive Plan will not reduce the shares available for grant under the New Marti Incentive Plan. However, the following shares may not be used again for grant under the New Marti Incentive Plan: (i) shares subject to share appreciation rights (“SARs”), that are not issued in connection with the share settlement of the SAR on exercise, and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.
Awards granted under the New Marti Incentive Plan upon the assumption of, or in substitution for, awards granted by an entity that merges or consolidates with New Marti or its subsidiaries prior to such merger or consolidation will not reduce the shares available for grant under the New Marti Incentive Plan but will count against the maximum number of shares that may be issued upon the exercise of ISOs.
The New Marti Incentive Plan provides that the sum of any cash compensation, other compensation and the aggregate grant date fair value (determined as of the date of the grant under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year may not exceed $250,000.
Eligibility.   Directors, employees and consultants of New Marti and New Marti’s subsidiaries, as the case may be, will be eligible to receive awards under the New Marti Incentive Plan; however, ISOs may only be granted to employees of New Marti and New Marti’s subsidiaries. Following the Closing, New Marti is expected to have approximately 7 directors, 200 employees and 5 consultants who will be eligible to receive awards under the New Marti Incentive Plan.
Types of Awards.   The New Marti Incentive Plan allows for the grant of awards in the form of: (i) ISOs; (ii) non-qualified options (“NSOs”); (iii) SARs; (iv) restricted shares; (v) restricted share units (“RSUs”); (vi) dividend equivalents; and (vii) other share-based and cash-based awards.
•
Options and SARs.   The plan administrator may determine the number of shares to be covered by each option and/or SAR, the exercise price and such other terms, conditions, and limitations applicable to the vesting, exercise, term and forfeiture of each option and/or SAR as it deems necessary or advisable. Options provide for the purchase of Class A Ordinary Shares in the future at an exercise price set on the grant date. Options granted under the New Marti Incentive Plan may be either ISOs or NSOs. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from New Marti an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of an option or SAR is determined by the plan administrator at the time of grant but shall not be less than 100% of the fair market value of the underlying shares, or in the case of an employee who owns more than 10% of the Company, 110% of the fair market value of the underlying shares on the day of such grant, unless otherwise determined by the New Marti Board. Options and SARs may have a maximum term of ten years, or, in the case of ISOs granted to an employee who owns more than 10% of New Marti, five years from the date of grant. An ISO may not be granted under the New Marti Incentive Plan after ten (10) years from the earlier of the date the

Galata Board adopted the New Marti Incentive Plan or the date on which Galata’s shareholders approve the New Marti Incentive Plan. If the holder of an option or SAR violates such holder’s non-compete, non-solicit or similar restrictive covenants set forth in any agreement between the holder and New Marti or its subsidiaries, the holder’s right to exercise the option or SAR (as applicable) will automatically terminate upon such violation, unless otherwise determined by New Marti.
•
Restricted Shares.   Restricted shares are Class A Ordinary Shares that are subject to certain vesting conditions and other restrictions and are nontransferable prior to vesting. The plan administrator may determine the terms and conditions of restricted share awards, including the number of shares awarded, the purchase price, if any, to be paid by the recipient, the time, if any, at which such restricted shares may be subject to forfeiture, the vesting schedule, if any, and any rights to acceleration thereof.

•
RSUs.   RSUs are contractual promises to deliver cash or Class A Ordinary Shares in the future, which may also remain forfeitable unless and until specified conditions are met. The terms and conditions applicable to RSUs are determined by the plan administrator, subject to the conditions and limitations contained in the New Marti Incentive Plan.

•
Other Share-Based or Cash-Based Awards.   Other share or cash based awards are awards of cash, fully vested Class A Ordinary Shares and other awards valued wholly or partially by referring to, or otherwise based on, Class A Ordinary Shares. Other share-based or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.

•
Dividend Equivalents.   Dividend equivalents represent the right to receive the equivalent value of dividends paid on Class A Ordinary Shares and may be granted alone or in tandem with awards other than options or SARs. Dividend equivalents are credited as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Adjustments; Corporate Transactions.   In the event of certain changes in New Marti’s corporate structure, including any dividend, distribution, combination, merger, recapitalization or other corporate transaction, the plan administrator may make appropriate adjustments to the terms and conditions of outstanding awards under the New Marti Incentive Plan to prevent dilution or enlargement of the benefits or intended benefits under the New Marti Incentive Plan, to facilitate the transaction or event or to give effect to applicable changes in law or accounting standards. In addition, in the event of certain non-reciprocal transactions with New Marti’s shareholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the New Marti Incentive Plan and outstanding awards granted thereunder as it deems appropriate.
Effect of Non-Assumption in Change in Control.   In the event a change in control (as defined in the New Marti Incentive Plan) occurs and a participant’s award is not continued, converted, assumed or replaced by New Marti or a successor entity with an award (which may include, without limitation, a cash based award) with substantially the same value and vesting terms that are no less favorable than those applicable to the underlying award, in each case, as of immediately prior to the change in control, and provided the participant remains in continuous service through such change in control, the award will become fully vested and exercisable, as applicable, and all forfeiture, repurchase and other restrictions on such award will lapse, in which case such award, to the extent in the money, will be cancelled upon the consummation of the change in control in exchange for the right to receive the consideration payable in the change in control.
Repricings.   The plan administrator may, without shareholder approval, reduce the exercise price of any option or SAR, cancel any option or SAR with an exercise price that is less than the fair market value of a Class A Ordinary Share in exchange for cash, or cancel any option or SAR in exchange for options, SARs or other awards with an exercise price per share that is less than the exercise price per share of the options or SARs for which such new options or SARS are exchanged.

Amendment and Termination.   The New Marti Board may amend, suspend, or terminate the New Marti Incentive Plan at any time; provided that no amendment (other than an amendment that increases the number of shares reserved for issuance under the New Marti Incentive Plan, is permitted by the applicable award agreement or is made pursuant to applicable law) may materially and adversely affect any outstanding awards under the New Marti Incentive Plan without the affected participant’s consent. To the extent necessary to comply with applicable laws, shareholder approval will be required for any amendment to the New Marti Incentive Plan to increase the aggregate number of Class A Ordinary Shares that may be issued under the New Marti Incentive Plan (other than due to adjustments as a result of share dividends, reclassifications, share splits, consolidations or other similar corporate transactions and, for the avoidance of doubt, not including Class A Ordinary Shares automatically added to the Overall Share Limit pursuant to the terms of the New Marti Incentive Plan (as described in the section titled “Share Reserve” in this Incentive Plan Proposal)). In addition, shareholder approval will be required for any amendment to increase the aggregate fair value of awards granted to a non-employee director during any fiscal year.
Foreign Participants, Claw-Back Provisions and Transferability.   The plan administrator may modify award terms, establish sub-plans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or securities exchange rules of countries outside of the United States. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Awards under the New Marti Incentive Plan are generally non-transferrable, except for certain beneficiary designations, by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant.
Material U.S. Federal Income Tax Consequences
The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the New Marti Incentive Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.
Non-Qualified Options.   If an optionee is granted an NSO under the New Marti Incentive Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The optionee’s basis in Class A Ordinary Shares for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of Class A Ordinary Shares on the date the optionee exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. New Marti or its subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.
Incentive Options.   A participant receiving ISOs should not recognize taxable income upon grant or at the time of exercise. However, the excess of the fair market value of the Class A Ordinary Shares received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If shares acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the shares will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. New Marti and New Marti’s subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares subject to Code limitations.

Other Awards.   The current federal income tax consequences of other awards authorized under the New Marti Incentive Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted shares subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Code Section 83(b) election); RSUs, dividend equivalents and other share or cash based awards are generally subject to tax at the time of payment. New Marti and New Marti’s subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.
Section 409A of the Code
Certain types of awards under the New Marti Incentive Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the New Marti Incentive Plan and awards granted under the New Marti Incentive Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from the requirements of Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the New Marti Incentive Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.
Plan Benefits
The benefits or amounts that may be received or allocated to participants under the New Marti Incentive Plan will be determined at the discretion of the plan administrator and are not currently determinable. The closing price of Class A Ordinary Shares as of      , 2023 was $      per share.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the New Marti Incentive Plan, including the authorization of the initial Overall Share Limit under the New Marti Incentive Plan (as may be increased from time to time in accordance with the terms of the Incentive Plan), be approved in all respects.”
Vote Required for Approval
Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding Class A Ordinary Shares represented in person via the virtual meeting platform or by proxy and entitled to vote at the General Meeting. Accordingly, a Galata shareholder’s failure to vote by proxy or to vote in person via the virtual meeting platform at the General Meeting, as well as a broker non-vote with regard to the Incentive Plan Proposal will have no effect on the Incentive Plan Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Incentive Plan Proposal.
The Incentive Plan Proposal is conditioned upon the approval of the Business Combination Proposal, the Organizational Documents Proposal and the NYSE Proposal. If any of the Business Combination Proposal, the Organizational Documents Proposal or the NYSE Proposal is not approved, the Incentive Plan Proposal will have no effect, even if approved by Galata’s shareholders.
The Galata Board believes that the proposed adoption of the New Marti Incentive Plan is in the best interests of Galata and its shareholders for the reasons stated above.
Recommendation of the Galata Board
THE GALATA BOARD RECOMMENDS THAT GALATA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 5 — THE ADJOURNMENT PROPOSAL
Overview
The Adjournment Proposal, if adopted, will allow the Galata Board to adjourn the General Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies. The Adjournment Proposal will only be presented to Galata’s shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Organizational Documents Proposal, the NYSE Proposal or the Incentive Plan Proposal. If Galata’s shareholders approve the Adjournment Proposal, Galata may adjourn the General Meeting and any adjourned session of the General Meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from shareholders who have voted previously.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved by Galata shareholders, the Galata Board may not be able to adjourn the General Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Organizational Documents Proposal, the NYSE Proposal or the Incentive Plan Proposal.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the adjournment of the General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more Proposals at the General Meeting.”
Vote Required for Approval
The Adjournment Proposal is not conditioned on the approval of any other Proposal at the General Meeting.
The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote (in person, online or by proxy) of a majority of the Class A Ordinary Shares and Founder Shares entitled to vote and actually casting votes thereon at the General Meeting, voting as a single class. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the General Meeting. Accordingly, failure to vote in person, online or by proxy at the General Meeting or an abstention from voting will have no effect on the outcome of the vote on the Adjournment Proposal.
Recommendation of the Galata Board
THE GALATA BOARD RECOMMENDS THAT GALATA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

LEGAL MATTERS
Galata is being represented by Willkie Farr & Gallagher LLP with respect to certain legal matters as to United States federal securities and Delaware state law. The validity of Class A Ordinary Shares has been passed on by Maples and Calder (Cayman) LLP.

EXPERTS
The financial statements for Galata as of December 31, 2022 and 2021, and for the year ended December 31, 2022 and for the period from February 26, 2021 (inception) through December 31, 2021 appearing in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Galata to continue as a going concern as described in Note 1 of the financial statements) appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.
The consolidated financial statements of Marti Technologies, Inc. as of December 31, 2022, 2021 and 2020, and for each of the years in the three-year period ended December 31, 2022, have been included in this proxy statement/prospectus in reliance upon the report of KPMG Bağımsız Denetim ve SMMM AŞ, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2022 consolidated financial statements contains an explanatory paragraph that states that the 2021 and 2020 consolidated financial statements have been restated to correct misstatements.

SHAREHOLDER COMMUNICATIONS
Shareholders and interested parties may communicate with the Galata Board, any committee chairperson or the non-management directors as a group by writing to the Galata Board or committee chairperson in c/o Galata Acquisition Corp., 2001 S Street NW, Suite 320, Washington DC 20009. Each communication will be forwarded, depending on the subject matter, to the Galata Board, the appropriate committee chairperson or all non-management directors.

HOUSEHOLDING INFORMATION
Unless Galata has received contrary instructions, it may send a single copy of this proxy statement/prospectus to any household at which two (2) or more shareholders reside if Galata believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one (1) household and helps to reduce expenses. A number of brokers with account holders who are Galata shareholders will be “householding” this proxy statement/prospectus. Galata shareholders who participate in “householding” will continue to receive separate proxy cards. If shareholders prefer to receive multiple sets of disclosure documents at the same address, such shareholder should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of disclosure documents, the shareholders should follow these instructions:
•
If the shares are registered in the name of the shareholder, the shareholder should contact Galata at its offices at 2001 S Street NW, Suite 320, Washington DC 20009 or by telephone at (202) 866-0901, to inform Galata of his or her request; or

•
If a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR
The transfer agent for Galata securities is Continental Stock Transfer & Trust Company.

ANNUAL MEETING SHAREHOLDER PROPOSALS
If the Business Combination is consummated, you shall be entitled to attend and participate in New Marti’s annual general meetings. If New Marti holds a 2023 annual general meeting, it shall provide notice of or otherwise publicly disclose the date on which the 2023 annual general meeting shall be held. As a foreign private issuer, New Marti will not be subject to the SEC’s proxy rules.

WHERE YOU CAN FIND MORE INFORMATION
Galata files annual, quarterly and current reports, proxy statements and other information with the SEC required by the Exchange Act. Galata’s public filings are also available to the public from the SEC’s website at: www.sec.gov.
If you would like additional copies of this proxy statement/prospectus or Galata’s other filings with the SEC (excluding exhibits), or if you have questions about the Business Combination or the proposals to be presented at the General Meeting, you should contact Galata at the following address and telephone number:
2001 S Street NW
Suite 320
Washington, DC 20009
(202) 866-0901
You may also obtain additional copies of this proxy statement/prospectus by requesting them in writing or by telephone from Galata’s proxy solicitation agent at the following address and telephone number:
You will not be charged for any of the documents you request. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.
If you are a Galata shareholder and would like to request documents, please do so by           , 2023, or five (5) business days prior to the General Meeting, in order to receive them before the General Meeting. If you request any documents from Galata, such documents will be mailed to you by first class mail, or another equally prompt means.
This proxy statement/prospectus is part of a registration statement and constitutes a prospectus of Galata in addition to being a proxy statement of Galata for the General Meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Information and statements contained in this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an Annex to this proxy statement/prospectus.
All information contained in this proxy statement/prospectus relating to Galata has been supplied by Galata, and all such information relating to Marti has been supplied by Marti. Information provided by either Galata or Marti does not constitute any representation, estimate or projection of any other party. This document is a proxy statement of Galata for the General Meeting. Galata has not authorized anyone to give any information or make any representation about the Business Combination, the transactions contemplated thereby or the parties thereto, including Galata, that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS
Page
Marti Technologies Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-4
Consolidated Balance Sheets at December 31, 2022, 2021 and 2020	F-5
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2022, 2021 and 2020	F-6
Consolidated Statements of Changes in Equity for the Period January – December 31, for the years 2022, 2021 and 2020	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020	F-8
Notes to the Consolidated Financial Statements as at and for the Years Ended at December 31, 2022, 2021 and 2020	F-9
Galata Acquisition Corp. Unaudited Condensed Financial Statements
Condensed Balance Sheets, March 31, 2023 (Unaudited) and December 31, 2022 (Audited)	F-43
Condensed Statements of Operations, Three Months Ended March 31, 2023 and March 31, 2022 (Unaudited)	F-44
Condensed Statements of Changes in Stockholders’ Deficit, Three Months Ended March 31, 2023 and March 31, 2022 (Unaudited)	F-45
Condensed Statements of Cash Flows, Three Months Ended March 31, 2023 and March 31, 2022 (Unaudited)	F-46
Notes to Condensed Financial Statements (Unaudited)	F-47
Galata Acquisition Corp. Audited Financial Statements.
Report of Independent Registered Public Accounting (PCAOB ID Number 688)	F-63
Balance Sheets as of December 31, 2022 and 2021	F-64
Statements of Operations for the Year Ended December 31, 2022 and for the Period from February 26, 2021 (Inception) Through December 31, 2021	F-65
Statements of Changes in Stockholders’ Deficit for the Year ended December 31, 2022 and for the Period from February 26, 2021 (Inception) Through December 31, 2021	F-66
Statements of Cash Flows for the Year Ended December 31, 2022 and for the Period from February 26, 2021 (Inception) Through December 31, 2021	F-67
Notes to Financial Statements	F-68

MARTI TECHNOLOGIES INC.
AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE YEARS ENDED
DECEMBER 31, 2022, 2021 and 2020

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(Amounts expressed in US$ unless otherwise indicated.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the board of directors of Marti Technologies Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Marti Technologies Inc and subsidiaries (the “Group”) as of December 31, 2022, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows, for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Correction of misstatements
As discussed in note 2.4 to the consolidated financial statements, the 2021 and 2020 consolidated financial statements have been restated to correct misstatements.
Basis for Opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG Bağımsız Denetim ve SMMM A.Ş.
We have served as the Group’s auditor since 2020.
İzmir, Turkey
May 19, 2023

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31’
(Amounts expressed in US$ unless otherwise indicated.)
	December 31, 2022	December 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$10,497,570	13,215,729	3,502,288
Accounts receivable, net	375,154	176,565	88,064
Inventories	3,332,390	1,319,960	279,337
Operating lease right of use assets	2,682,858	650,665	443,693
Other current assets	3,567,329	2,609,936	1,269,267
– VAT receivables	3,134,708	2,431,342	891,875
– Other	432,621	178,594	377,392
Total current assets	20,455,301	17,972,855	5,582,649
Non-current assets:
Property, equipment and deposits, net	19,422,884	20,362,111	7,644,711
– Property, equipment, net	19,327,658	13,626,562	3,696,877
– Vehicle deposits	95,226	6,735,549	3,947,834
Operating lease right of use assets	840,617	619,774	393,913
Intangible assets	159,577	33,323	19,871
Total non-current assets	20,423,078	21,015,208	8,058,495
Total assets	$40,878,379	38,988,063	13,641,144
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term financial liabilities, net	$7,293,982	5,643,514	8,604,359
Accounts payable	3,573,784	2,033,640	816,968
Operating lease liabilities	2,152,677	650,665	443,693
Deferred revenue	1,328,405	712,702	41,765
Income taxes payable	—	587,761	—
Accrued expenses and other current liabilities	1,517,969	790,055	639,104
Total current liabilities	15,866,817	10,418,337	10,545,889
Non-current liabilities:
Long-term financial liabilities, net	16,380,172	7,412,607	—
Operating lease liabilities	674,496	619,774	393,913
Other non-current liabilities	357,226	17,977	15,566
Total non-current liabilities	17,411,894	8,050,358	409,479
Total liabilities	$33,278,711	18,468,695	10,955,368
Stockholders’ equity
Common stock	90	90	90
Preferred stock series A (Series A Preferred stock, $0.00001 par value; 10,076,873 shares authorized and; 10,076,873 shares issued and outstanding at December 31, 2022)	12,722,511	12,722,511	12,722,511
Preferred stock series B (Series B Preferred stock, $0.00001 par value; 12,144,020 shares authorized and; 11,985,282 shares issued and outstanding at December 31, 2022)	38,558,947	38,558,947	—
Additional paid in capital	3,058,710	1,395,827	181,191
Accumulated other comprehensive loss	(7,557,999)	(7,221,294)	246,203
Accumulated deficit	(39,182,591)	(24,936,713)	(10,464,219)
Total stockholders’ equity	$7,599,668	20,519,368	2,685,776
Total liabilities and stockholders’ equity	$40,878,379	38,988,063	13,641,144
The accompanying notes form an integral part of these consolidated financial statements.

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE YEAR ENDED DECEMBER 31
(Amounts expressed in US$ unless otherwise indicated.)
	January 1 – December 31, 2022	Restated (*) January 1 – December 31, 2021	Restated (*) January 1 – December 31, 2020
Revenue	$24,988,171	16,999,437	9,763,196
Operating expenses:
Cost of revenues	(27,092,577)	(16,955,555)	(9,602,058)
Research and development expenses	(1,877,907)	(1,038,547)	(541,241)
General and administrative expenses	(9,040,589)	(6,053,503)	(3,234,773)
Selling and marketing expenses	(1,646,144)	(1,256,315)	(257,330)
Other income	187,063	133,899	67,466
Other expenses	(399,124)	(882,127)	(229,669)
Total operating expenses	(39,869,278)	(26,052,148)	(13,797,605)
Loss from operations	(14,881,107)	(9,052,711)	(4,034,409)
Financial income	2,567,118	180,267	16,803
Financial expense	(1,931,889)	(4,712,402)	(612,562)
Loss before income tax expense	(14,245,878)	(13,584,846)	(4,630,168)
Income tax expense	—	(887,648)	—
Net loss	$(14,245,878)	(14,472,494)	(4,630,168)
Net loss attributable to common stockholders	(14,245,878)	(14,472,494)	(4,630,168)
Weighted-average shares used to compute net loss per share attributable to
– Common stockholders, basic and diluted	34,506,400	26,787,730	18,668,710
Net loss per attributable to common stockholders, basic and diluted	(0.41)	(0.54)	(0.25)
Other comprehensive loss
Foreign currency translation adjustments	$(336,705)	(7,467,497)	107,249
Total comprehensive loss	$(14,582,583)	(21,939,991)	(4,522,919)

(*)
See restatement of financial statements in note 2.4 for further details.

The accompanying notes form an integral part of these consolidated financial statements.

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE
PERIOD JANUARY 1 – DECEMBER 31
(Amounts expressed in US$ unless otherwise stated.)
	Series A Preferred Stock		Series B Preferred Stock		Common stock		Additional paid in capital	Accumulated comprehensive loss	Accumulated deficit	Stockholders’ equity
	Shares	Amount	Shares	Amount	Shares	Amount
January 1, 2020	9,260,547	10,722,511	—	—	9,000,000	90	—	138,954	(5,834,051)	5,027,504
Net loss	—	—	—	—	—	—	—	—	(4,630,168)	(4,630,168)
Conversion of convertible notes, Series A preferred shares into ordinary shares	816,326	2,000,000	—	—	—	—	—	—	—	2,000,000
Stock-based compensation expenses	—	—	—	—	—	—	181,191	—	—	181,191
Foreign currency translation adjustment	—	—	—	—	—	—	—	107,249	—	107,249
December 31, 2020	10,076,873	12,722,511	—	—	9,000,000	90	181,191	246,203	(10,464,219)	2,685,776
January 1, 2021	10,076,873	12,722,511	—	—	9,000,000	90	181,191	246,203	(10,464,219)	2,685,776
Net loss	—	—	—	—	—	—	—	—	(14,472,494)	(14,472,494)
Issuance of warrant	—	—	—	—	—	—	345,880	—	—	345,880
Issuance of common stock upon settlement of restricted stock units	—	—	—	—	3,411,057	—	767,908	—	—	767,908
Conversion of convertible notes into Series B preferred stocks	—	—	3,764,020	8,848,947	—	—	—	—	—	8,848,947
Issuance of series B preferred Stock	—	—	8,221,262	29,710,000	—	—	—	—	—	29,710,000
Stock-based compensation expenses	—	—	—	—	—	—	83,843	—	—	83,843
Exercise of stock-based awards	—	—	—	—	25,375	—	17,005	—	—	17,005
Foreign currency translation adjustment	—	—	—	—	—	—	—	(7,467,497)	—	(7,467,497)
December 31, 2021	10,076,873	12,722,511	11,985,282	38,558,947	12,436,432	90	1,395,827	(7,221,294)	(24,936,713)	20,519,368
January 1, 2022	10,076,873	12,722,511	11,985,282	38,558,947	12,436,432	90	1,395,827	(7,221,294)	(24,936,713)	20,519,368
Net loss	—	—	—	—	—	—	—	—	(14,245,878)	(14,245,878)
Stock-based compensation expenses	—	—	—	—	—	—	1,657,709	—	—	1,657,709
Exercise of stock-based awards	—	—	—	—	15,625	—	5,174	—	—	5,174
Foreign currency translation adjustment	—	—	—	—	—	—	—	(336,705)	—	(336,705)
December 31, 2022	10,076,873	12,722,511	11,985,282	38,558,947	12,452,057	90	3,058,710	(7,557,999)	(39,182,591)	7,599,668
The accompanying notes form an integral part of these consolidated financial statements.

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31
(Amounts expressed in US$ unless otherwise stated.)
	January 1 - December 31, 2022	Restated (*) January 1 – December 31, 2021	Restated (*) January 1 – December 31, 2020
Cash flows from operating activities
Net loss	(14,245,878)	(14,472,494)	(4,630,168)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,096,939	5,473,037	2,721,636
Loss on disposal of assets	143,527	178,619	12,045
Stock-based compensation	1,662,883	868,756	181,191
Non-cash interest expense/income, net	799,543	262,904	180,258
Foreign exchange (gains) / losses	(2,337,815)	4,086,004	414,099
Other non-cash	665,725	666,109	66,607
Changes in operating assets and liabilities:
Account receivable	(210,006)	(191,623)	(8,119)
Inventories	(2,103,922)	(1,749,477)	(253,507)
Other current assets	(1,151,363)	(2,880,347)	(885,203)
Accounts payable	1,659,783	2,372,830	857,264
Deferred revenue	662,425	1,032,912	44,246
Income taxes payable	(530,065)	887,648	—
Other liabilities	422,606	(571,879)	229,661
A. Net cash used in operating activities	(5,465,618)	(4,037,001)	(1,069,990)
Cash flow from investing activities
Purchases of vehicles	(7,185,802)	(22,004,501)	(8,481,610)
Purchases of other property, plant and equipment	(803,661)	(828,943)	(731,236)
Proceeds from sale of equipment	38,133	—	—
Purchases of intangible assets	(208,690)	(58,352)	(20,934)
B. Net cash used in investing activities	(8,160,020)	(22,891,796)	(9,233,780)
Cash flow from financing activities
Proceeds from issuance of convertible notes	10,000,000	100,000	8,425,018
Proceeds from issuance of series B preferred stock	—	29,710,000	—
Proceeds from sale of Series A preferred stock	—	—	2,000,000
Proceeds from term loans	5,467,987	14,825,000	—
Payments of term loans	(4,209,340)	(1,541,314)	—
C. Net cash from financing activities	11,258,647	43,093,686	10,425,018
D. (Decrease) / Increase in cash and cash equivalents and restricted cash	(2,366,991)	16,164,889	121,248
E. Effect of exchange rate changes	(351,168)	(6,451,448)	(188,589)
F. Net (decrease) / increase in cash and cash equivalents	(2,718,159)	9,713,441	(67,341)
G. Cash and cash equivalents at beginning of the year	13,215,729	3,502,288	3,569,629
Cash and cash equivalents at the end of the period	10,497,570	13,215,729	3,502,288
Supplemental disclosures of cash flow information:
Cash paid, received for:
– Interest, net	(903,043)	(183,226)	16,802
– Income taxes	(530,065)	—	—

(*)
See restatement of financial statements in note 2.4 for further details.

The accompanying notes form an integral part of these consolidated financial statements.

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
1 — DESCRIPTION OF BUSINESS
Marti Technologies Inc, (“Marti” or “the Company”) was established on October 26, 2018 (inception date) in Delaware, USA. The registered address of the Company is 3500 South DuPont Highway in the City of Dover, County of Kent, Delaware 19901.
Marti is a mobility provider engaged in delivering technology enabled transportation solutions via electric scooters, electric bikes and electric mopeds for urban areas. Founded on a proprietary technology platform, the Company currently offers electric moped, electric bike, and electric scooter rental services serviced by proprietary software systems and Internet of Things (“IoT”) infrastructure across Turkey via its mobile application.
As of December 31, 2022, the Company operates through its subsidiary Martı İleri Teknoloji Anonim Şirketi (“Martı İleri”). The Company together with its consolidated subsidiary will be referred to as the “Group” hereafter.
On August 1, 2022 Galata Acquisition Corp, (NYSE: GLTA) a special purpose acquisition company led by Callaway Capital with $146.6 million in trust, announced the execution of a definitive business combination agreement with Marti Technologies Inc. Marti and Galata continue to work to achieve that and upon closing of the transaction, the Company will be named Marti Technologies Inc., and Marti’s ordinary shares are expected to trade on the New York Stock Exchange under the ticker symbol “MRT”.
The combined company is hoping to receive up to approximately US$ 148.7 million held in Galata’s trust account at closing of the transaction, subject to any redemptions by existing Galata shareholders.
The business combination agreement indicates a pro forma enterprise value of approximately $549 million for the value of the Company Existing Marti shareholders will roll-over and retain 100% of their existing equity. Additionally, the parties have received commitments for US$ 53.0 million in new investments from GLTA’s sponsors and outside investors through a convertible note private investment in public equity (“PIPE”). The parties intend to raise additional capital of US$ 97.0 million post-announcement, though there is no guarantee that such funds will be able to be raised.
The transaction, which has been unanimously approved by the boards of directors of Marti and GLTA, is expected to be closed in the third quarter of 2023, subject to, among other things, completion of SEC review, approval of GLTA shareholders, and regulatory approvals.
2 — BASIS OF PRESENTATION AND GOING CONCERN
2.1   Basis of presentation
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include the accounts of the Company and its wholly-owned subsidiary.
All inter-company balances and transactions have been eliminated, The Company uses the U.S dollar (“US$”) as its functional currency. The consolidated financial statements have been presented in US$.
Hyperinflationary accounting
Marti İleri Teknoloji A.Ş. has used Turkish Lira (“TL”) as functional currency until the end of February 2022. Since the cumulative three-year inflation rate has risen to above 100% at the end of February 2022, based on the Turkish nation-wide consumer price indices announced by Turkish Statistical Institute (“TSI”) Turkey is considered a hyperinflationary economy under FASB ASC Topic 830, Foreign Currency Matters starting from March 1, 2022.

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
2 — BASIS OF PRESENTATION AND GOING CONCERN (Continued)
Consequently, Marti İleri Teknoloji A.Ş. whose functional currency was TL until the end of
February 2022, has remeasured its financial statements prospectively into new functional currency — US$ which is the non-highly inflationary currency in accordance with ASC 830-10-45-11 and ASC 830-10-45-12. According to ASC 830-10-45-9, ASC 830-10-45-10 and ASC 830-10-45-17, at the application date (March 1, 2022), the opening balances of non-monetary items are remeasured in US$ (new functional currency for Marti İleri Teknoloji A.Ş.) which is the functional currency of Marti Technologies Inc. Subsequently, non-monetary items are accounted for as if they had always been assets and liabilities in US$. Monetary items are treated in the same manner as any other foreign currency monetary items. Subsequently, monetary items are remeasured into US$ using exchange rates as at balance sheet date. Differences arising from the remeasurement of monetary items are recognized in profit or loss.
2.2   Going concern
The Group has experienced recurring operating losses from operating activities since its inception. To date, these operating losses have been funded primarily by shareholders. The Group had, and may potentially continue to have, an ongoing need to raise additional cash from outside sources to fund its expansion plan and related operations.
These consolidated financial statements have been prepared in accordance with the going concern principle. The Group management has assessed the going concern assumptions of the Group during the preparation of these consolidated financial statements. The Group had net losses of US$ 14,245,878, accumulated losses of US$ 39,182,591 for the year ended December 31, 2022. The Group has used US$ 5,465,618 cash for its operations during the same period and the Group borrowed US$ 1,000,000 in February 2023 and US$1,000,000 in March 2023 and US$ 2,300,000 in April 2023 from institutional investors as pre-funded convertible notes.
The Management believes there are no events or conditions that give rise to doubt about the ability of the Group to continue as a going concern for twelve months after the release of the consolidated financial statements. The assessment includes knowledge of the Group’s subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of the strategic plan and budget, including expected developments in liquidity were considered. In addition, the Group management prepared alternative scenarios to assess the ability of the Group to continue its operations in case no additional funding is obtained, and it has been concluded that adequate resources and liquidity are available to meet the cash flow requirements for the next twelve months after the release of these consolidated financial statements, and it is reasonable to apply the going concern basis as the underlying assumption for the consolidated financial statements.
2.3   Comparative financial information
To determine the financial status and performance trends, the consolidated financial statements of the Group have been prepared in comparison with the consolidated financial statements of previous periods.
2.4   Restatement of financial statements
The Group, along with its independent registered public accounting firm, identified errors in the previously issued consolidated financial statements for December 31, 2021 and 2020, related to the presentation of operating lease costs in the Statement of Operations and Comprehensive Loss, and the Statement of Cash Flows and the presentation of interest income and expense in the Statement of Cash Flows.

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
2 — BASIS OF PRESENTATION AND GOING CONCERN (Continued)
Lease related costs previously presented as a financial expense have now been included in ‘costs of revenues’, and the related lease payments previously presented as a financing cash outflow are now included as an operating cash outflow. Net interest expense previously included within financing cash flows has been reclassified to operating cash flows.
As a result, the Group has restated these consolidated financial statements to correct for these errors. The related footnotes to these consolidated financial statements have also been restated accordingly. These revisions did not impact the overall net loss, stockholders’ equity or overall net increase or decrease in cash and cash equivalents.
Consolidated statement of operations and comprehensive loss;
	As reported January 1 – December 31, 2021	Restatement	As restated January 1 – December 31, 2021
Operating expenses:
Cost of revenues	(16,743,246)	(212,309)	(16,955,555)
Total operating expenses	(25,839,839)	(212,309)	(26,052,148)
Loss from operations	(8,840,402)	(212,309)	(9,052,711)
Financial expense	(4,924,711)	212,309	(4,712,402)
Net loss	(14,472,494)	—	(14,472,494)
	As reported January 1 – December 31, 2020	Restatement	As restated January 1 – December 31, 2020
Operating expenses:
Cost of revenues	(9,518,360)	(83,698)	(9,602,058)
Total operating expenses	(13,713,907)	(83,698)	(13,797,605)
Loss from operations	(3,950,711)	(83,698)	(4,034,409)
Financial expense	(696,260)	83,698	(612,562)
Net loss	(4,630,168)	—	(4,630,168)
Consolidated statement of cash flows;
	As reported January 1 – December 31, 2021	Restatement	As restated January 1 – December 31, 2021
Depreciation and amortization	6,146,879	(673,842)	5,473,037
Non-cash interest expense/income, net	658,439	(395,535)	262,904
A. Net cash used in operating activities	(2,967,624)	(1,069,377)	(4,037,001)
Payments of lease obligations	(886,151)	886,151	—
Payments of term loans	(1,904,807)	363,493	(1,541,314)
Interest received from bank	180,267	(180,267)	—
C. Net cash from financing activities	42,024,309	1,069,377	43,093,686
F. Net increase in cash and cash equivalents	9,713,441	—	9,713,441

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
2 — BASIS OF PRESENTATION AND GOING CONCERN (Continued)
	As reported January 1 – December 31, 2020	Restatement	As restated January 1 – December 31, 2020
Depreciation and amortization	2,936,156	(214,520)	2,721,636
Non-cash interest expense/income, net	265,359	(85,101)	180,258
A. Net cash used in operating activities	(770,369)	(299,621)	(1,069,990)
Payments of lease obligations	(298,218)	298,218	—
Payments of term loans	(18,205)	18,205	—
Interest received from bank	16,802	(16,802)	—
C. Net cash from financing activities	10,125,397	299,621	10,425,018
F. Net (decrease) / increase in cash and cash equivalents	(67,341)	—	(67,341)
3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES
3.1   Use of estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenues and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements.
Significant items subject to estimates and assumptions include those related to useful lives of property and equipment, including electric moped, electric bikes and electric scooters, legal contingencies, valuation allowance for deferred tax assets, determination of contract term of rental building and vehicle related to operating lease right of use assets, valuation of warrant liability and the valuation of stock-based compensation. Actual results could differ from those estimates.
3.2   Principles of consolidation
The accompanying consolidated financial statements include the accounts of Marti Technologies Inc, and its wholly owned subsidiaries (collectively, the Group). Subsidiaries are entities controlled by Marti Technologies Inc. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in the preparation of the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of Group’s interest in the investee.
Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Carrying value of shares owned by the Group has been eliminated in Stockholders’ equity and statement of operations accounts.

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES
 (Continued)
3.3   Segment information
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources to an individual segment and in assessing performance.
The Group’s Chief Executive Officer, Oğuz Alper Öktem, is the Group’s CODM, The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. During the years ended December 31, 2022, 2021 and 2020, the Group generated revenues only in Turkey and as of December 31, 2022, and 2021, the Group had the majority of its assets in Turkey.
3.4   Revenue recognition
For the years ended December 31, 2022, 2021 and 2020, the Group recognized revenue from rides taken by individual users of the Marti mobile application (“Marti App”) as part of rental business, which the Group accounts for pursuant to ASC 842, Leases. Sales taxes, including value added taxes, are excluded from reported revenue.
Rental
The Group’s technology platform enables users to participate in Group’s rental program. To use a vehicle, the user contracts with Marti İleri via acceptance of the Marti User Agreement (“MuA”). Under the MuA, users agree that the Group retain the applicable fee as consideration for the renting of vehicles.
Riders pay on a per-ride basis with a valid credit card and / or from the preloaded wallet balances. The user must use the Marti App to rent the vehicles and must end the ride on the Marti App to conclude the trip. The Group’s performance obligation is to provide access to the vehicles over the user’s desired period of use. The Group accounts for revenue as operating lease revenue pursuant to ASC 842, Leases, and records revenue upon completion of each ride. The Group will only recognize revenue if collectability is probable. If the authorized payment agent is unable to collect the ride amount at the end of the ride, no revenue will be recorded, For such transactions revenue is recognized in the period when the collection is made. The transaction price of each ride is generally determined based on the period of use (minutes) and a predetermined rate per minute in addition to a starting fare, agreed to by the user prior to renting the vehicle. The Group treats rental associated credits, coupons, or rider incentives as a reduction to the revenue for the ride except for new business development coupons and rider referral program coupons. In the period when customers fund a preloaded wallet balance, the revenue is deferred until rides are actually taken by the user for the corresponding amounts.
The Group may also issue, at management’s sole discretion, credits to customers for discounts which may be used on future rides, issued as promotional codes. The value of those credits is recorded as reduction of revenues when the credits are used by customers.
Rider incentive programs
The Group has several rider incentive programs, which are offered to encourage rider activity on the Marti APP. Generally, the rider incentive programs are as follows:
Rider referral program
Under the rider referral program, both the referring rider and the referred new rider earn referral coupons when the referred rider completes their first ride on the Marti APP. The Group records the

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES
 (Continued)
incentive as a liability at the time the incentive is earned by the referred and the referrer with the corresponding charges recorded as sales and marketing expense. Referral coupons typically expire within one month, The Group estimates breakage based on historical data.
Call center incentive coupons
Under the call center incentive coupons, when the rider experiences a problem such as a vehicle malfunction during the ride, and calls the call center of Marti, the call center supervisor can issue a coupon to the rider. Coupons typically expire within one year. The Group estimates breakage based on historical data.
New business development coupons
The Group experimentally launches new products and services to continue its growth into adjacent, tech-enabled urban transportation services, introduce new forms of environmentally sustainable mobility services by leveraging its existing user base. It uses coupons to introduce and promote these new businesses and accounts for them as marketing expenses for new business development.
3.5   Deferred revenue
Deferred revenue consists of prepaid coupons to customers and wallet balances which allow customers to add funds upfront. These are short-term payables to customers generated by pre-payments for future rides. The Group does not record any significant financing component given that the customer paid for the services in advance, and the timing of the transfer of those services is at the discretion of the customer though the gift card expires after one year and after which, any remaining balance is recorded as revenue, even if it did not result in a ride.
3.6   Cost of revenues
Costs incurred in connection to Mobility offerings include but are not limited to: personnel-related costs, credit card processing fees, battery charging costs, repair and maintenance costs of electric vehicles, lease expenses for the vans and warehouses under operating leases, data center and networking expenses, mobile device and service costs, depreciation of rental vehicles, and certain direct costs.
3.7   Research and development
Research and development expenses primarily consist of costs related to the Group’s technology initiatives, as well as expenses associated with ongoing improvements to existing vehicles. Research and development expenses are recognized as incurred.
3.8   Sales and marketing
Sales and marketing expenses primarily consist of advertising expenses and services marketing costs. Sales and marketing costs are recognized as incurred.
3.9   General and administrative
General and administrative expenses primarily consist of salaries, professional service fees, depreciation expense of property and equipment other than rental vehicles, consultancy expenses, administrative fees and other costs.

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES
 (Continued)
3.10   Income taxes
The Group accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement carrying amount and the income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. The Group recognizes the effect on deferred taxes of a change in tax rates in the period that includes the enactment date.
The Group records a valuation allowance to reduce its deferred tax assets to the amount that it believes is more-likely-than-not to be realized. Management considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income, existing taxable temporary differences, carryback availability and tax-planning strategies in assessing the need for a valuation allowance.
The Group evaluates uncertainty in income taxes by reviewing applicable tax law for all tax positions taken by the Group with respect to tax years for which the statute of limitations is still open. A tax benefit from a tax position is recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Recognized tax positions are measured as the largest amount of tax benefit greater than 50 percent likely of being realized. The Group presents interest and fines related to income taxes, if any, as a component of the income tax expense line in the accompanying consolidated statement of operations.
3.11   Cash and cash equivalents
Cash and cash equivalents include bank deposits in TL, U.S. dollar and EUR and highly liquid investments with an original maturity of 90 days or less at acquisition that are readily convertible to known of cash. Cash equivalents are stated at amortized cost which approximate its fair value.
3.12   Trade receivables
The Group collects the fees owed for completed transactions primarily from the rider’s authorized payment method. Payments are collected by the paying agent and transferred to the Group the next business day. The accounts receivable on the consolidated balance sheet represent the receivables from the authorized paying agent.
3.13   Financial liabilities
All interest-bearing loans are initially recognized at fair value less directly attributable transaction costs. After initial recognition, loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized.
3.14   Amortization of debt discount and issuance costs
Long-term debt is initially recorded at its allocated proceeds, net of issuance costs. Debt issuance costs, consisting of fair value of the warrant at its issuance date and other issuance fees directly related to the debt, are offset against the initial carrying value of the debt and are amortized to interest expense over the estimated life of the debt using the effective interest method.

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES
 (Continued)
3.15   Warrant
The Group accounts for issued warrants either as a liability or equity in accordance with ASC 480-10, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“ASC 480-10”) or ASC 815-40, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Group’s Own Stock (“ASC 815-40”). Under ASC 480-10, warrants are considered a liability if they are mandatorily redeemable and they require settlement in cash, other assets, or a variable number of shares. If warrants do not meet liability classification under ASC 480-10, the Group considers the requirements of ASC 815-40 to determine whether the warrants should be classified as a liability or as equity. Under ASC 815-40, contracts that may require settlement for cash are liabilities, regardless of the probability of the occurrence of the triggering event, equity-classified warrants are accounted for at fair value on the issuance date with no changes in fair value recognized after the issuance date, liability-classified warrants are also accounted for at fair value on the issuance date and the fair value is marked-to-market in each reporting period.
3.16   Inventories
Inventories consists of spare parts used for maintenance and repair of the rental vehicles. The cost of inventories consists of all purchase costs, transformation costs and other costs which are done to get the inventories to their current state and locations, Inventories are valued at the lower of cost based on a weighted average cost method or net realizable value. The average cost of inventory consists of the price paid for spare parts plus freight from manufacturers and any customs or duties incurred.
3.17   Customs tariffs
Based on the regulations of the Turkish Ministry of Trade, The Turkish government imposes tariffs (the “Tariffs”) on certain goods imported into Turkey, including Marti’s rental vehicles. Accordingly, the Group pays the required percentage of Tariffs for the import of vehicles into Turkey. The costs associated with the Tariffs were capitalized as part of the associated costs of the vehicles when the vehicles were purchased. The costs were then depreciated and included in the consolidated statement of operations consistent with related vehicle depreciation policy.
3.18   Stock-based compensation expense
The Group periodically grants stock-based awards, including but not limited to, restricted ordinary shares, restricted share units and share options to eligible employees, directors and nonemployees.
Stock-based awards granted to employees and directors are measured at the grant date fair value of the awards and are recognized as compensation expense using the straight-line method over the requisite service period, which is generally the vesting period.
The fair value of the Common Stock underlying the stock option awards was determined by the board of directors. Given the absence of a public trading market, the board of directors considered numerous objective and subjective factors to determine the fair value of our Common Stock at each meeting at which awards were approved. These factors included, but were not limited to;
•
the results of unrelated third-party values of the Company’s common stock,

•
the Group’s performance and market position, which may change over time,

•
the industry outlook,

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES
 (Continued)
•
the valuation of comparable companies,

•
the likelihood and timeline of achieving a liquidity event, such as an initial public offering, given prevailing market conditions.

The Group accounts for forfeitures as they occur. In the case of awards being forfeited because of a failure to achieve a service condition, the previously recognized expense is reversed in the period of forfeiture.
A change in any of the terms or conditions of stock-based awards is accounted for as a modification of the awards. The Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For awards not being fully vested, the Group recognizes the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.
3.19   Property and equipment
Property and equipment consist of equipment, furniture and fixtures, and rental electric scooters, electric bikes and electric mopeds. Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using a straight-line method over the estimated useful life of the related asset. Depreciation for property and equipment commences once they are ready for their intended use. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed, the cost and accumulated depreciation are removed from the consolidated balance sheet and any resulting gain or loss is reflected in the consolidated statement of operations in the period realized.
The table below, shows the useful lives for the depreciation calculation using the straight-line method:
Type of asset	Estimated economic life (year)
Rental vehicles
– Rental electric scooters	2 – 3 years
– Rental electric e-bikes	2 – 3 years
– Rental electric mopeds	3 – 4 years
Furniture and fixtures	7 years
Leasehold improvements	1 – 5 years
Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining term of the lease, or the useful life of the assets.
3.20   Vehicle deposits
Vehicle deposits consist of capital advances made in connection to purchase orders submitted to vehicle’s manufacturers. The deposits expected to be converted into fixed assets, such as new rental vehicles.
3.21   Leases
The Group adopted ASC 842 using the modified retrospective approach with an effective date as of the beginning of the fiscal year, January 1, 2019. The Group elected the package of transition provisions

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES
 (Continued)
available for expired or existing contracts, which allowed the Group to carryforward the historical assessments of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. In accordance with ASC 842, the Group determines if an arrangement is or contains a lease at contract inception by assessing whether the arrangement contains an identified asset and whether the lessee has the right to control such asset. The Group determines the classification and measurement of its leases upon lease commencement. The Group enters into certain agreements as a lessor and either leases or subleases the underlying asset in the agreement to customers. The Group also enters into certain agreements as a lessee.
Lessor
The Group’s lease arrangements include vehicle rentals to riders. Due to the short-term nature of these arrangements, the Group classifies these leases as operating leases. The Group does not separate lease and non-lease components, such as roadside assistance provided to the lessee, in its lessor lease arrangements. Lease payments are variable based on duration of ride and are recognized as revenue upon the completion of each related ride. Taxes or other fees assessed by governmental authorities that are both imposed on and concurrent with each lease revenue-producing transaction and collected by the Group from the lessee are excluded from the consideration in its lease arrangements. The Group mitigates residual value risk of its leased assets by performing regular maintenance and repairs, as necessary, and through periodic reviews of asset depreciation rates based on the Group’s ongoing assessment of present and estimated future market conditions.
Lessee
The Group’s leases include real estate property to support its operations and vehicles that may be used for operations. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise such options.
The Group determines if an arrangement is or contains a lease at contract inception. The Group recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. The lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date.
The Group determines if an arrangement is a lease and for other than short term leases, classifies that lease as either an operating or finance lease at inception. Operating leases are included in “Operating lease right of use assets,” and “Operating lease liabilities in the Consolidated Balance Sheets.
Key estimates and judgments include how the Group determines (1) the discount rate it uses to discount the unpaid lease payments to present value, (2) lease term, and (3) lease payments.
Topic 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. Generally, the Group cannot determine the interest rate implicit in the lease because it does not have access to the lessor’s estimated residual value or the amount of the lessor’s deferred initial direct costs. Therefore, the Group generally uses its incremental borrowing rate as the discount rate for the lease. The Group’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. Because the Group does not generally borrow on a collateralized basis, it uses the interest rate it pays on its noncollateralized borrowings as an input to deriving an appropriate incremental borrowing rate, adjusted for the amount of the lease payments, the lease term, and the effect on that rate of designating specific collateral with a value equal to the unpaid lease payments for that lease.

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES
 (Continued)
The lease term for all the Group’s leases includes the noncancellable period of the lease plus any additional periods covered by either a Group option to extend (or not to terminate) the lease that the Group is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. Lease payments included in the measurement of the lease liability comprise of the following:
•
Fixed payments, including in-substance fixed payments, owed over the lease term,

•
Variable lease payments that depend on an index or rate, initially measured using the index or rate at the lease commencement date,

•
Amounts expected to be payable under a Group-provided residual value guarantee.

The operating lease right of use assets is initially measured at cost, which comprises the initial amount of the operating lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. The operating lease right of use assets is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.
The Group monitors for events or changes in circumstances that require a reassessment of one of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding operating lease right of use assets unless doing so would reduce the carrying amount of the operating lease right of use assets to an amount less than zero. In that case, the amount of the adjustment that would result in a negative operating lease right of use assets balance is recorded in statement of operations. The Group has elected not to recognize operating lease right of use assets and operating lease liabilities that have a lease term 12 months or fewer. The Group recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term. Variable lease payments associated with these leases are recognized and presented in the same manner as for all other Group leases.
3.22   Intangible assets, net
Intangible assets are carried at cost and amortized on a straight-line basis over their estimated useful lives, which range from one to three years.
Intangible assets, net is mainly composed of operating permits and licenses awarded to the Group, which allow the Group to operate the rental business. The Group tests intangible assets for impairment whenever events or changes in circumstances (qualitative indicators) indicate that intangible assets might be impaired.
3.23   Impairment of non-current assets
Long-lived assets, such as property, plant, and equipment, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES
 (Continued)
amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.
3.24   Concentrations of credit risk
The Group’s cash and cash equivalents are potentially subject to concentration of credit risk. The Group has not experienced any losses on its deposits of cash and cash equivalents. Management believes that the institutions it uses are financially stable and, accordingly, minimal credit risk exists.
The Group measures assets and liabilities at fair value based on an expected exit price, which represents the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis, whereby inputs used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:
•
Level 1:   Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2:   Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•
Level 3:   Unobservable inputs reflecting its own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Assets measured at fair value on a recurring basis
The carrying amounts of the Group’s financial instruments, including cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities, approximate their respective fair values due to their short-term nature. The Group’s assets and liabilities listed above are based on level 1 inputs.
Assets measured at fair value on a non-recurring basis
The Group’s non-financial assets, such as intangible assets, and property, equipment are adjusted to fair value when an impairment charge is recognized. Such fair value measurements are based predominantly on Level 3 inputs.
3.25   Recently issued accounting standards
In August 2018, the FASB issued ASU 2018-14, Compensation-Retirement Benefits-Defined Benefit Plans-General (Subtopic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans, which modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. The Group adopted the ASU effective January 1, 2022. Its effect on the consolidated financial statements was not material.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions for recognizing deferred taxes for

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES
 (Continued)
investments, performing inter-period tax allocations and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating income taxes to members of a consolidated group. ASU 2019-12 is effective for the Group’s annual periods beginning after December 15, 2021. Early adoption is permitted. The Group adopted the ASU during 2022 and it did not have a material effect on its consolidated financial statements.
In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt- Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging- Contracts in Entity’s Own Equity (Subtopic 815-40), which clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity- classified written call options (for example, warrants) that remain equity classified after modification or exchange. The provisions of ASU 2021-04 are effective for annual reporting periods beginning after December 15, 2021, and interim reporting periods within those annual periods, with early adoption permitted. The ASU is applied prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group adopted the ASU effective January 1, 2022. Its effect on the consolidated financial statements was not material.
In October 2021, the FASB issued ASU 2021-07, Compensation — Stock Compensation (Topic 718): Determining the Current Price of an Underlying Share for Equity-Classified Stock-Based Awards (a consensus of the Private Company Council), which provides private companies with a practical expedient to determine their restricted share price, or option-based award share price input, using a ‘reasonable application of a reasonable valuation method’. The practical expedient applies to both employee and nonemployee awards, is only applicable for equity-classified stock-based payment awards and is applied on a measurement date-by-measurement date basis. ASU 2021-07 is effective for the Company’s annual periods beginning after December 15, 2021, and interim periods in fiscal years beginning after December 15, 2022.The Group adopted the ASU effective January 1, 2022. Its effect on the consolidated financial statements was not material.
In November 2021, the FASB issued ASU 2021-09, Leases (Topic 842): Discount Rate for Lessees That Are Not Public Entities, which allows non-public entities to make the risk-free rate election by class of underlying asset, rather than at the entity-wide level. An entity that makes the risk-free rate election is required to disclose the asset classes for which it has elected to apply a risk-free rate. The amendments further require that when the rate implicit in the lease is readily determinable for any individual lease, the lessee use that rate (rather than a risk-free rate or an incremental borrowing rate), regardless of whether it has made the risk-free rate election. The ASU is effective for the Company’s annual periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Earlier application is permitted. The amendments apply on a modified retrospective basis to leases that exist at the beginning of the fiscal year of adoption. The Group adopted the ASU effective January 1, 2022. Its effect on the consolidated financial statements was not material.

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
4 — PROPERTY, EQUIPMENT AND DEPOSITS
Property, equipment and deposits, net consisted of the following:
	December 31, 2022	December 31, 2021	December 31, 2020
Rental vehicles	28,950,519	16,324,134	4,800,937
Furniture and fixtures	865,753	376,507	383,937
Leasehold improvements	868,243	564,795	433,296
Less: Accumulated depreciation	(11,356,857)	(3,638,874)	(1,921,293)
Total property and equipment, net	19,327,658	13,626,562	3,696,877
Vehicle deposits	95,226	6,735,549	3,947,834
Total property, equipment and deposits, net	19,422,884	20,362,111	7,644,711
As of December 31, 2022, vehicle deposits amounting to US$ 95,226 (December 31, 2021: US$ 6,735,549 and December 31, 2020: US$ 3,947,834), are mainly composed of down payments for electric scooters / electric bikes / electric mopeds that are expected to be delivered within 4 months beginning from date of initial payment.
Depreciation expense relating to property and equipment was US$ 9,018,323, US$ 5,450,858 and US$ 2,714,309 for the years ended December 31, 2022, 2021 and 2020 respectively. During the years ended December 31, 2022, 2021 and 2020 the Group recognized US$ 143,527, US$ 178,619 and US$ 12,045 respectively, in losses related to the disposal of property and equipment.
Rental vehicles amounting to US$ 28,950,519 (December 31, 2021: US$ 16,324,134 and
December 31, 2020: None) were pledged to PFG in relation to the loan and security agreements with PFG dated January 2021, October 2022 and December 2022.
The following table summarizes the depreciation expenses recorded in the consolidated statement of operations for the years ended at December 31, 2022, 2021 and 2020.
	December 31, 2022	December 31, 2021	December 31, 2020
Cost of revenues	8,456,349	5,203,696	2,411,051
General and administrative expenses	561,974	247,162	303,258
Total depreciation	9,018,323	5,450,858	2,714,309
5 — INTANGIBLE ASSETS
Intangible assets, net consisted of the following:
	December 31, 2022	December 31, 2021	December 31, 2020
Other intangible assets	250,908	48,601	25,541
Less: Accumulated amortization	(91,331)	(15,278)	(5,670)
Total intangible assets, net	159,577	33,323	19,871

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
5 — INTANGIBLE ASSETS (Continued)
The following table summarizes the amortization expenses recorded in the consolidated statement of operations, for the year ended on December 31,2022, 2021 and 2020.
	December 31, 2022	December 31, 2021	December 31, 2020
General and administrative expenses	78,616	22,179	7,327
Total	78,616	22,179	7,327
6 — OTHER CURRENT ASSETS
Other current assets consisted of the following:
	December 31, 2022	December 31, 2021	December 31, 2020
Deferred VAT	3,134,708	2,431,342	891,875
Prepayments	297,319	167,165	372,638
Other	135,302	11,429	4,754
Total	3,567,329	2,609,936	1,269,267
7 — CASH AND CASH EQUIVALENTS
Cash and cash equivalents consisted of the following:
	December 31, 2022	December 31, 2021	December 31, 2020
Cash at banks	10,497,570	13,215,729	3,502,288
– Time deposit	8,398,404	4,082,644	1,402,618
– Demand deposit	2,099,166	9,133,085	2,099,670
Total	10,497,570	13,215,729	3,502,288
As of December 31, 2022, 2021 and 2020 the details of the Group’s time deposit, maturity dates and interest rates are as follows:
December 31, 2022
Currency	Maturity	Interest rate %	December 31, 2022
US$	January 31, 2023	3	7,409,009
TL	January 2, 2023	14	695,250
TL	January 10, 2023	15	128,354
TL	January 16, 2023	15	106,962
TL	January 25, 2023	20	58,829
Total			8,398,404

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
7 — CASH AND CASH EQUIVALENTS (Continued)
December 31, 2021
Currency	Maturity	Interest rate %	December 31, 2021
US$	January 2, 2022	1	2,565,340
US$	January 2, 2022	1	879,598
TL	January 4, 2022	17	457,648
TL	February 2, 2022	20	180,058
Total			4,082,644
December 31, 2020
Currency	Maturity	Interest rate %	December 31, 2020
US$	March 31, 2021	0.85	2,005,323
TL	January 2, 2021	13	94,347
Total			2,099,670
Due to the loan agreement with PFG dated January 20, 2021, the Group shall maintain certain amount of cash, in demand or time deposit accounts over which PFG has a priority security interest.
8 — INVENTORIES
Other current assets consisted of the following:
	December 31, 2022	December 31, 2021	December 31, 2020
Spare parts inventories	3,035,809	866,716	75,936
Advance payments for orders	296,581	453,244	203,401
Total	3,332,390	1,319,960	279,337
Other inventories and related advance payments mainly consist of spare parts used for maintenance and repair of the rental vehicles and related advance payments that are consumed for daily operations.
9 — ACCOUNTS RECEIVABLES AND PAYABLES
Account receivables consisted of the following:
	December 31, 2022	December 31, 2021	December 31, 2020
Trade receivable	286,563	55,248	28,909
Deposits and guarantees given	88,591	121,317	59,155
Total	375,154	176,565	88,064

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
9 — ACCOUNTS RECEIVABLES AND PAYABLES (Continued)
Account payables consist of the following:
	December 31, 2022	December 31, 2021	December 31, 2020
Payables to suppliers	3,226,160	1,239,699	816,968
Payables to customs tax authority(*)	347,624	793,941	—
Total	3,573,784	2,033,640	816,968

(*)
See note 21.

10 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following:
	December 31, 2022	December 31, 2021	December 31, 2020
Payroll liabilities	337,704	73,464	136,976
Expense accruals	300,207	—	—
Non-income-based taxes and funds payable	292,863	248,863	101,175
Lawsuit provision	200,818	29,132	10,244
Unused vacation liability	167,863	44,567	50,247
Customs tax provision(*)	78,232	394,029	—
Provision for occupation expense	—	—	340,462
Other current liabilities	140,282	—	—
Total	1,517,969	790,055	639,104

(*)
Based on the best estimation of the Group Management, US$ 78,232 of provision for the fine related to the customs tax detailed in note 21 has been accrued in the consolidated financial statements as of December 31, 2022 (December 31, 2021: US$ 394,029 and December 31, 2020: None).

11 — SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES
Borrowings
In January 2021, October 2022 and December 2022 the Group entered into Loan and Security Agreements with PFG (“Partners for Growth”). Following the amendment to these agreements, the total borrowed amount increased to US$ 20,000,000 which is repaid by the Group monthly. In connection with the funding of the first tranche in January 2021, the Group issued the Lender warrants to purchase 71,522 shares of Marti’s common stock at an exercise price per share of US$ 2.53. In connection with the funding of the second and third tranche in December 2021, the Group issued the Lender warrants to purchase a further 71,522 shares of Marti’s common stock at an exercise price of US$ 2.53 per share (collectively, the “PFG Share Warrants”). In connection with the funding of the fifth tranche in October 2022 (5A) and December 2022 (5B), the Group issued the Lender warrants up to US$ 1,000,000 (US$ 1 for each US$ 1 of principal amount of convertible note) that is exercisable into convertible notes (collectively, the “PFG Convertible Warrants”). Both The PFG Share and Convertible Warrants are exercisable within seven years from their respective dates of issuance.

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
11 — SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES (Continued)
The PFG Share Warrants are classified as a component of permanent equity because they are freestanding financial instruments that are legally detachable and separately exercisable from the shares of common stock or convertible notes with which they were issued, are immediately exercisable, do not embody an obligation for the Company to repurchase its shares or convertible notes, and permit the holders to receive a fixed number of shares of common stock upon exercise for warrants to purchase of stocks. In addition, the PFG Share Warrants do not provide any guarantee of value or return.
The PFG Share Warrants are also freestanding financial instruments which are detachable and separately exercisable. As the PFG Convertible Warrants provide the rights to the holder to exercise and convert such warrant into convertible debt or subsequently in cash or equity of the Company, the warrant is an obligation of the issuer. Upon exercise of the warrant, the holder will receive a convertible debt instrument, which is a liability classified instrument. The terms of the convertible debt may require the issuer to settle the note upon maturity by transferring cash assets. Accordingly, regardless of the other potential settlement alternatives, the fact that the convertible notes issued upon exercise of the warrant could require settlement upon maturity in cash indicates that the warrant should be classified as liability.
The Group valued the PFG Share Warrants at issuance using the Black-Scholes option pricing model and determined the fair value of the PFG Share Warrants to be US$ 171,445 for the first tranche, US$ 174,435 for the second and third tranche in January 2021. The grant-date fair value of options granted during the year 2021 was US$ 2.48. The key inputs to the valuation model included an average volatility of 65%, risk free rate of 7.8%, an expected term of 7.0 years. For the valuation of the PFG Convertible Warrants a further probability-weighted settlement scenario valuation was applied for the conversion and settlement features of the underlying convertible debt. The fair value of this tranche was thus determined as US$ 140,283.
As of December 31, 2022, 2021 and 2020 the details of the borrowings are as follows:
	Contractual interest rate %	Maturity date	2022	2021	2020
Convertible debts of which principal and accumulated interest expenses, net	4.00	November 6, 2021	—	—	8,604,359
Short-term loan, net	15.70	March 1, 2023	298,838	—	—
Prefunded convertible note, long term	20.00	August 18, 2024	2,151,128	—	—
Prefunded convertible note, long term	20.00	October 9, 2024	3,136,796	—	—
Prefunded convertible note, long term	20.00	December 8, 2024	5,115,616	—	—
Term loan, net	10.25	January 21, 2024	1,731,730	3,332,340	—
Term loan, net	10.25	December 17, 2024	6,521,082	9,723,781	—
Term loan, net	10.25	December 13, 2025	1,947,063	—	—
Term loan, net	10.25	October 11, 2025	2,771,901	—	—
Total financial liabilities, net			23,674,154	13,056,121	8,604,359
of which classified as current financial liabilities, net			7,293,982	5,643,514	8,604,359
of which classified as non-current financial liabilities, net			16,380,172	7,412,607	—

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
11 — SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES (Continued)
As at December 31, maturity profile of financial liabilities comprised the following:
Year ending December 31:	December 31, 2022	December 31, 2021	December 31, 2020
2021	—	—	8,604,359
2022	—	5,643,514	—
2023	7,293,982	4,671,680	—
2024	14,903,496	2,740,927	—
2025	1,476,676	—	—
Total	23,674,154	13,056,121	8,604,359
Prefunded convertible notes:
Prefunded convertible notes are presented as a financial liability in the consolidated financial statements. On issuance of the prefunded convertible notes, the liability is measured at fair value, and subsequently carried at amortized cost (net of transaction costs) until it is extinguished on conversion or redemption. Prefunded convertible notes are classified as long-term liabilities based on the expected conversion date in accordance with the prefunded convertible note agreements.
Maturity of the convertible note agreements are two-years. The rate of interest on the convertible notes is 20% compound per annum for the first year and 15% per annum for the second year.
12 — OPERATING LEASE LIABILITIES
Operating lease liabilities comprise the following:
	Interest rate %	December 31, 2022	Interest rate %	December 31, 2021	Interest rate %	December 31, 2020
Short-term lease liabilities	14 – 36	2,152,677	14 – 24	650,665	14 – 22	443,693
Long-term lease liabilities	14 – 36	674,496	14 – 24	619,774	14 – 22	393,913
Total		2,827,173		1,270,439		837,606
As at December 31, 2022 and 2021 maturity of the operating lease liabilities are as follows:
	December 31, 2022	December 31, 2021	December 31, 2020
2021	—	—	443,693
2022	—	650,665	393,913
2023	2,152,677	184,428	—
2024	334,300	158,722	—
2025	260,854	151,633	—
2026	79,342	124,991	—
Total	2,827,173	1,270,439	837,606

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
12 — OPERATING LEASE LIABILITIES (Continued)
The following table presents supplemental information used to calculate the present value of operating lease liabilities:
	December 31, 2022	December 31, 2021	December 31, 2020
Weighted average remaining lease term (in years)	1.64	2.28	1.77
Weighted average interest rate	26%	20%	17%
Supplemental cash flow information related to operating leases included in cash flow from operating activities was as follows:
	December 31, 2022	December 31, 2021	December 31, 2020
Cash paid for operating leases	(2,837,048)	(886,151)	(298,218)
Total	(2,837,048)	(886,151)	(298,218)
13 — OPERATING LEASE RIGHT OF USE ASSETS
Operating lease right of use assets comprise the following:
	December 31, 2022	December 31, 2021	December 31, 2020
Buildings	2,275,718	1,622,472	1,003,804
Vehicles	3,941,983	228,251	70,521
Less: Accumulated depreciation	(2,694,226)	(580,284)	(236,719)
Total	3,523,475	1,270,439	837,606
The following table summarizes the operating lease expenses recorded in the consolidated statement of operations for the years ended on December 31, 2022, 2021 and 2020.
	December 31, 2022	December 31, 2021	December 31, 2020
Cost of revenues	3,390,748	886,151	298,218
Total	3,390,748	886,151	298,218
14 — REVENUE INFORMATION
For the years ended at December 31, 2022, 2021 and 2020 the Group’s gross profit on the based on operations comprised the following:
	January 1 – December 31, 2022	January 1 – December 31, 2021	January 1 – December 31, 2020
Rental revenues	26,769,058	18,004,117	10,985,126
Reservation revenue	62,577	76,684	100,040
Other revenue	103,033	21,528	58,240
Gross Sales	26,934,668	18,102,329	11,143,406

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
14 — REVENUE INFORMATION (Continued)
	January 1 – December 31, 2022	January 1 – December 31, 2021	January 1 – December 31, 2020
Sales refunds	(69,409)	(104,868)	(34,916)
Sales discount	(1,877,088)	(998,024)	(1,345,294)
Net Sales	24,988,171	16,999,437	9,763,196

The Group has determined that collectability is not probable for revenue amounting to US$ 436,156, US$ 625,463 and US$ 24,287 for the years ended December 31, 2022, 2021 and 2020 respectively. These amounts will not be deemed probable until cash is received, at which point revenue would be recognized.
Deferred revenue
Deferred revenue consists of prepaid coupons and wallet balances which will be recorded as revenue when the relevant ride is taken, as that represents the satisfaction of the Group’s performance obligation.
	December 31, 2022	December 31, 2021	December 31, 2020
Wallet	1,127,105	675,014	41,765
Other	201,300	37,688	—
Total	1,328,405	712,702	41,765
The table below shows the deferred revenue movement for the years ended December 31, 2022, 2021 and 2020,
	January 1, 2022	Additions	2022 Revenue	FX rate Adj	December 31, 2022
Deferred revenue	675,014	6,631,916	(5,502,880)	(676,945)	1,127,105
Total	675,014	6,631,916	(5,502,880)	(676,945)	1,127,105
	January 1, 2021	Additions	2021 Revenue	FX rate Adj	December 31, 2021
Deferred revenue	41,765	5,582,640	(4,571,465)	(377,926)	675,014
Total	41,765	5,582,640	(4,571,465)	(377,926)	675,014
	January 1, 2020	Additions	2020 Revenue	FX rate Adj	December 31, 2020
Deferred revenue	—	101,608	(57,362)	(2,481)	41,765
Total	—	101,608	(57,362)	(2,481)	41,765

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
15 — OPERATING EXPENSES
For the years ended at December 31, 2022, 2021 and 2020 expenses consist of the following:
	January 1 – December 31, 2022	January 1 – December 31, 2021	January 1 – December 31, 2020
Cost of revenue	27,092,577	16,955,555	9,602,058
Research and development expenses	1,877,907	1,038,547	541,241
General and administrative expenses	9,040,589	6,053,503	3,234,773
Selling and marketing expenses	1,646,144	1,256,315	257,330
Total	39,657,217	25,303,920	13,635,402
For the years ended at December 31, 2022, 2021 and 2020 cost of revenue comprised the following:
	January 1 – December 31, 2022	January 1 – December 31, 2021	January 1 – December 31, 2020
Depreciation and amortization expense	8,456,349	5,203,696	2,411,051
Personnel expenses	7,702,964	5,188,288	3,422,051
Rental vehicle maintenance and repair expense	3,412,207	2,578,642	947,446
Operating lease expense	3,390,748	886,151	298,218
Data cost expense	1,388,243	698,599	277,097
Fuel expenses	771,863	270,161	224,160
Electricity expense	439,664	145,896	67,660
Commission expenses	327,227	259,271	206,419
Service vehicle maintenance expense	236,760	242,188	74,089
Short-term lease expenses	154,905	553,431	862,087
Disposal of assets expense	143,527	178,619	12,045
Occupancy tax expense	111,153	554,253	637,240
Warehouse expense	109,796	62,478	35,040
Travelling expense	23,098	19,637	30,317
Invoicing expenses	14,738	15,647	66,079
Other	409,335	98,598	31,059
Total	27,092,577	16,955,555	9,602,058

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
15 — OPERATING EXPENSES (Continued)
For the years ended at December 31, 2022, 2021 and 2020 general and administrative expenses comprise the following:
	January 1 – December 31, 2022	January 1 – December 31, 2021	January 1 – December 31, 2020
Personnel expenses	5,876,014	3,154,926	1,951,917
Consulting & legal expense	1,334,304	1,466,165	416,836
Depreciation and amortization expense	640,590	269,341	310,585
Office expenses	301,422	169,816	238,243
Transportation expense	161,727	137,632	150,652
Travelling expense	148,672	21,647	41,161
Software expense	134,423	102,518	30,444
Communication expense	87,886	119,500	5,410
Non-income-based taxes	37,820	446,764	44,189
Other	317,731	165,194	45,336
Total	9,040,589	6,053,503	3,234,773
For the years ended at December 31, 2022, 2021 and 2020 selling and marketing expenses comprise the following:
	January 1 – December 31, 2022	January 1 – December 31, 2021	January 1 – December 31, 2020
Social media expense	1,046,590	148,110	31,298
Promotional operating expense	257,039	102,207	40,576
Advertising consulting expense	178,403	78,736	105,334
Fair stand expense	80,000	17,255	33,648
Rider referral program expense	66,586	105,756	42,994
Promotional product expense	1,181	801,545	—
Other	16,345	2,706	3,480
Total	1,646,144	1,256,315	257,330
16 — OTHER EXPENSES
For the years ended December 31, 2022, 2021 and 2020 other expenses comprise the following
	January 1 – December 31, 2022	January 1 – December 31, 2021	January 1 – December 31, 2020
Lawsuit provision expense	175,209	35,201	10,281
Customs tax penalty expense	103,714	—	—
Customs tax provision expense	78,232	591,982	—
Donations and grant	7,857	91,299	203,654
Tax base increase	—	85,448	—
Other	34,112	78,197	15,734
Total	399,124	882,127	229,669

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
17 — FINANCIAL INCOME AND EXPENSE
For the years ended December 31, 2022, 2021 and 2020 interest income consist of the following:
	January 1 – December 31, 2022	January 1 – December 31, 2021	January 1 – December 31, 2020
Foreign exchange gains, net	2,337,815	—	—
Interest income	229,303	180,267	16,803
Total	2,567,118	180,267	16,803
For the years ended December 31, 2022, 2021 and 2020 interest expenses consist of the following:
	January 1 – December 31, 2022	January 1 – December 31, 2021	January 1 – December 31, 2020
Interest expense related financial liabilities	1,884,753	612,861	180,259
Bank commission expenses	47,136	13,537	18,204
Foreign exchange losses, net	—	4,086,004	414,099
Total	1,931,889	4,712,402	612,562
18 — STOCKS
Common stocks
As of December 31, 2022, the Company has authority to issue 36,610,000 shares of common stock, with a par value of US$ 0.00001 per share (December 31, 2021, authority to issue 36,610,000 such shares,
December 31, 2020, 22,084,561 such shares). As of December 31, 2022, there are 12,452,057 shares of common stock issued and outstanding (as of December 31, 2021; 12,436,432 shares and as of December 31, 2020; 9,000,000 shares).
The voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock. The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders; however, holders of common stock, as such, shall not be entitled to vote on any amendment that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote. There is no cumulative voting. The number of authorized shares of common stock may be increased or decreased by the affirmative vote of the common stockholders the Company.
Preferred stocks
The summary of shares authorized and shares issued and outstanding with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations as of December 31, 2022, 2021 and 2020 are as follows:

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
18 — STOCKS (Continued)
	December 31, 2022		December 31, 2021		December 31, 2020
	Shares authorized	Shares issued and outstanding	Shares authorized	Shares issued and outstanding	Shares authorized	Shares issued and outstanding
Series A-1 Preferred Stock	4,018,918	4,018,918	4,018,918	4,018,918	4,018,918	4,018,918
Series A-2 Preferred Stock	3,864,517	3,864,517	3,864,517	3,864,517	3,864,517	3,864,517
Series A-3 Preferred Stock	2,193,438	2,193,438	2,193,438	2,193,438	2,193,438	2,193,438
Series B-1 Preferred Stock	8,380,000	8,221,262	8,380,000	8,221,262	—	—
Series B-2 Preferred Stock	40,115	40,115	40,115	40,115	—	—
Series B-3 Preferred Stock	3,723,905	3,723,905	3,723,905	3,723,905	—	—
Total	22,220,893	22,062,155	22,220,893	22,062,155	10,076,873	10,076,873
Dividends
Prior to any dividends being declared or paid to holders of the common stock, the holders of the preferred stock are entitled to first receive, or simultaneously receive, a dividend on each outstanding share of preferred stock in an amount at least equal to in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of preferred stock as would equal the product of the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and the number of shares of common stock issuable upon conversion of a share of preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of common stock and multiplying such fraction by an amount equal to the applicable original issue price of the respective series; if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of preferred stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest preferred stock dividend.
The applicable “Original Issue Price” shall mean: $2.4500 per share with respect to Series A-1 Preferred Stock; $0.1136 per share with respect to Series A-2 Preferred Stock; $1.1111 per share with respect to Series A-3 Preferred Stock; $3.6138 per share with respect to Series B-1 Preferred Stock; $2.5297 per share with respect to Series B-2 Preferred Stock; and $2.3490 per share with respect to Series B-3 Preferred Stock; in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such series of Preferred Stock.
Liquidation
Series B preferred stock: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders Series B preferred stock are entitled to be paid out of the assets of the Company.
If upon any such liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of such Series B Preferred Stock the full amount to which they shall be entitled under the holders of such shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
18 — STOCKS (Continued)
the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
Series A Preferred Stock: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment of all preference amounts required to be paid to the holders of Series B Preferred Stock, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of such Series A Preferred Stock the full amount, the holders of such shares of Series A preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
Voting
Each holder of outstanding shares of preferred stock is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Preferred Stock held by such holder are convertible.
The holders Series A preferred stock shall be entitled to elect one director of the Company, while the holders of Series B preferred stock, shall be entitled to elect two directors of the Company. In addition, the holders of record of the shares of common stock, shall be entitled to elect two directors of the Company. The holders of record of the shares of common stock and of any other class or series of voting stock, may elect the balance of the total number of directors of the Company.
19 — STOCK BASED COMPENSATION
2020 Stock plan
The Group has reserved 1,000,000 shares of common stock for issuance to officers, directors, employees and consultants of the Group pursuant to its 2020 Equity Incentive Plan duly adopted by the Board of Directors and approved by the Company stockholders (the “Stock Plan”). In 2021, the Board of Directors of Marti approved it available, subject to the approval of the Company’s stockholders, to increase the number of shares of the Common Stock authorized for issuance under plan by 3,759,109 shares, from 1,000,000 shares to 4,759,109 shares. Of such reserved shares of Common Stock, 41,000 (December 31, 2021: 25,375) shares have been issued pursuant to restricted stock purchase agreements and, options to purchase 721,125 (December 31, 2021: 516,500) shares have been granted to employees, options to purchase 70,232 (December 31, 2021: 60,232) shares have been granted to the consultants, 3,411,057 (December 31, 2021: 3,411,057) shares have been granted to cofounders as Restricted Stock Units and 556,695 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan. The Company has furnished to the purchasers complete and accurate copies of the Stock Plan and forms of agreements used thereunder.
Stock options given to employees
The weighted average grant-date fair value of options granted to employees during the years 2022 and 2021 were US$ 3.82 and US$ 1.42 respectively. The total intrinsic value of options exercised during the year ended December 31, 2022 and 2021 was US$ 25,607 and US$ 36,631 respectively.

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
19 — STOCK BASED COMPENSATION (Continued)
At December 31, 2022, there was US$ 688,145 (December 31, 2021: US$ 199,305) of total unrecognized compensation cost related to unvested stock options granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3 years. The total fair value of shares vested during the years ended December 31, 2022 and 2021 were US$ 278,933 and US$ 150,471 respectively.
The following table summarizes the activity related to restricted common stock for the years ended December 31, 2022, 2021 and 2020.
	Number of shares	Weighted average grant-date fair value per share
Beginning balance, January 1, 2020	—	—
Granted	380,500	1.26
Vested	(132,251)	1.37
Canceled and forfeited	(22,000)	0.93
Ending balance, December 31, 2020	226,249	1.22
Beginning balance, January 1, 2021	226,249	1.22
Granted	136,000	1.42
Vested	(113,477)	1.33
Canceled and forfeited	(96,625)	1.23
Ending balance, December 31, 2021	152,147	1.31
Beginning balance, January 1, 2022	152,147	1.31
Granted	204,625	3.82
Vested	(138,303)	2.02
Canceled and forfeited	(10,250)	1.26
Ending balance, December 31, 2022	208,219	3.30
Stock options given to third-party consultant
During the years ended December 31, 2022 and 2021 the Board of Directors approved the issuance of Common Shares of 10,000 and 60,232 respectively, related to the 2020 Stock Plan to third-party consultants in exchange for professional services rendered.
As of December 31, 2022 there were 53,034 unvested nonemployee shares (December 31, 2021: 53,714) all of which were granted, and 10,680 were vested during 2022 (2021: 6,518). The weighted average grant-date fair value of options granted to third-party consultants during the years 2022 and 2021 were US$ 2.20 and US$ 1.96 respectively. As of December 31, 2022, there was US$ 116,655
(December 31, 2021: 105,279) of total unrecognized compensation cost related to the unvested nonemployee shares. That cost is expected to be recognized over the vesting period of 4 years.
The summary of common shares issued to consultants and the related fair value at issuance is as follows,

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
19 — STOCK BASED COMPENSATION (Continued)
	Number of shares	Weighted average grant-date fair value per share
Beginning balance, January 1, 2021	—	—
Granted(*)	60,232	1.96
Vested	(6,518)	1.96
Ending balance, December 31, 2021	53,714	1.96
Beginning balance, January 1, 2022	53,714	1.96
Granted	10,000	3.82
Vested	(10,680)	2.51
Ending balance, December 31, 2022	53,034	2.20

(*)
30,116 of these shares will vest on the occurrence of a public offering that is in compliance with the minimum stock price and gross proceeds defined in the service agreement with the consultant. The other 30,116 will vest over a four year period.

Stock-based compensation expense
Stock-based compensation expense is allocated based on (i) the cost center to which the award holder belongs, for employees, and (ii) the service rendered to the Group, for third-party consultants.
The following table summarizes total stock-based compensation expense for employees by account for the years ended December 31, 2022, 2021 and 2020.
	December 31, 2022	December 31, 2021	December 31, 2020
Cost of revenues	8,978	19,419	16,150
General and administrative expenses	190,295	48,942	161,881
Selling and marketing expenses	15,954	2,707	3,159
Total	215,227	71,068	181,190
The following table summarizes total stock-based compensation expense for third-party consultant for the year ended December 31, 2022, 2021 and 2020.
	December 31, 2022	December 31, 2021	December 31, 2020
General and administrative expenses	26,893	12,776	—
Total	26,893	12,776	—
The weighted-average grant-date fair values of stock options with a service condition granted to employees as of December 31, 2022, 2021 and 2020 were US$ 3.30, US$ 1.31 and US$ 1,27 per share, respectively. The fair value of stock options was determined using the Black-Scholes option-pricing model with the following weighted-average assumptions.

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
19 — STOCK BASED COMPENSATION (Continued)
	2022 – July	2021 – January	2021 – July	2021 – October	2020 – August
Expected volatility	75.00%	65.00%	75.00%	75.00%	75.00%
Risk-free interest rate	0.72%	0.18%	0.72%	0.93%	0.22%
Probability weighted time to exit	3 years	3 years	5 years	5 years	4 years
Expected dividend yield	0	0	0	0	0
The weighted-average grant-date fair value of stock option with a service condition granted to third party consultant as of December 31, 2022 and 2021 are US$ 2.20, US$ 1.96 per share respectively. The fair value of stock option was determined using the Black-Scholes option-pricing model with the following weighted-average assumptions.
	2022	2021
Expected volatility	75.00%	75,00%
Risk-free interest rate	0.72	0.93
Probability weighted time to exit	3 years	5 years
Expected dividend yield	0	0
Restricted stock units
During 2021, the Group granted restricted common stocks of 3,411,057 (2022: None, 2020: None) units to cofounders; for which the vesting is based on four years’ service condition. The grant-date fair values of common stocks granted to cofounders on the grant date was US$ 1.66. The fair value of stock option was determined using the Black-Scholes option-pricing model with the following weighted-average assumptions. The stock-based compensation expense accounted as general administrative expense for the years ended December 31, 2022 and 2021 are US$ 1,415,589 and US$ 767,908, respectively
(2020: None).
2021
Expected volatility	75,00%
Risk-free interest rate	0.72
Probability weighted time to exit	5 years
Expected dividend yield	0
20 — INCOME TAXES
Income taxes — Delaware
Marti is subject to US federal income taxes and is generally open for examination from the year ended December 31, 2018, forward.
Corporate tax: Turkey
In Turkey, a statutory income tax rate of 23 percent applied to taxable income generated in 2022 (December 31, 2021: 25 percent, December 31, 2020: 22 percent). After January 1, 2023 an income tax rate of 20 percent will be applied to taxable income. Operating loss carryforwards can be deducted against corporate taxable income for a period of 5 years. Turkish Subsidiaries are subject to Turkish income taxes and are generally open for examination from the year ended December 31, 2022, forward.

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
20 — INCOME TAXES (Continued)
Income withholding tax
10% withholding tax applies to profit distributions from the Turkish subsidiary to the Company.
Income tax expense
For the years ended December 31, 2022, 2021 and 2020 income tax expense was as follows, none of which related to the United States:
	January 1 – December 31, 2022	January 1 – December 31, 2021	January 1 – December 31, 2020
Income tax expense	—	(887,648)	—
Total	—	(887,648)	—
For the years ended December 31, 2022, 2021 and 2020 loss before income tax expense consists of the following:
	January 1 – December 31, 2022	January 1 – December 31, 2021	January 1 – December 31, 2020
U.S. operations	(4,199,652)	(1,934,339)	(409,723)
Foreign operations	(10,046,226)	(11,650,507)	(4,220,445)
Total	(14,245,878)	(13,584,846)	(4,630,168)
The components of Group’s net deferred tax assets and liabilities are as follows:
	December 31, 2022	December 31, 2021	December 31, 2020
Deferred tax assets;
Net operating loss carryforwards	3,678,381	1,690,095	1,520,710
Other current assets	776,016	1,312,997	41,298
Stock-based compensation	565,018	216,918	38,050
Operating lease liabilities(*)	548,732	254,088	167,521
Financial liabilities	173,587	163,011	82,808
Accounts receivable, net	121,417	94,387	5,255
Accrued expenses and other current liabilities	89,475	16,951	96,411
Other non-current liabilities	71,445	14,933	11,681
Total deferred tax assets	6,024,071	3,763,380	1,963,734
Deferred tax liabilities;
Property, equipment and deposits, net	(1,428,847)	(731,113)	(379,515)
Operating lease right of use assets(*)	(687,993)	(254,088)	(167,521)
Other	(26,798)	(42,298)	(3,648)
Total deferred tax liabilities:	(2,143,638)	(1,027,499)	(550,684)
Less valuation allowance	(3,880,433)	(2,735,881)	(1,413,050)
Net deferred tax assets	—	—	—

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
20 — INCOME TAXES (Continued)

(*)
The Company identified missing disclosures in the December 31, 2021 and 2020 comparative values previously disclosed in this table related to deferred tax balances for operating lease liabilities and operating lease right of use assets. Such amounts were previously omitted from this table, and the net impact on the deferred tax balance was zero. Such amounts have been added in the footnote above. This revision has no impact on the Company’s operating results or financial position for the period.

Assessing the realizability of deferred tax assets requires the determination of whether it is more-likely-than-not that some portion or all the deferred tax assets will not be realized. In assessing the need for a valuation allowance, the Group management considered all sources of taxable income available to realize deferred tax assets, including the future reversal of existing taxable temporary differences, forecasts of future taxable income, and tax-planning strategies. Based on the weight of available evidence, which includes the Group’s historical cumulative net losses, the Group management recorded a valuation allowance on deferred tax assets not supported by reversing taxable temporary differences.
The valuation allowance for deferred tax assets as of December 31, 2022, 2021 and 2020 was
US$ 3,880,433, US$ 2,735,881 and US$ 1,413,050 respectively, The following table reflects changes in tax valuation allowances for the years ended December 31, 2022, 2021 and 2020.
	2022	2021	2020
January 1,	2,735,881	1,413,050	1,162,612
Net change in the valuation allowance	1,144,552	1,322,831	250,438
– Change in valuation allowance	1,224,430	2,645,495	498,864
– Translation adjustments	(79,878)	(1,322,664)	(248,426)
December 31,	3,880,433	2,735,881	1,413,050
As of December 31, 2022, the Group has net operating loss carryforwards for income tax purposes of US$ 18,391,905 (December 31, 2021: US$ 8,416,337). Net operating loss carry forwards are comprised of amounts at foreign subsidiaries of US$ 15,677,287 (December 31, 2021: US$ 7,733,551) which are available to offset future taxable income, if any, which expires between 2023 and 2027 and amounts relating to U.S. operations of US$ 2,714,618 (December 31, 2021: US$ 682,786) which are available to offset future taxable income indefinitely.
Tax rate reconciliation
The following is a reconciliation of the statutory federal income tax rate to the Groups’ effective tax rate for the years ended December 31, 2022, 2021 and 2020:

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
20 — INCOME TAXES (Continued)
	%	2022	%	2021	%	2020
Loss before income tax:		(14,245,878)		(13,584,846)		(4,630,168)
Income tax benefit at statutory rate	21.00	2,991,634	21.00	2,852,818	21.00	972,335
Tax exempt income	—	—	0.53	71,360	—	—
Nondeductible expenses	(5.46)	(777,764)	(9.92)	(1,347,007)	(10.39)	(481,153)
Currency remeasurement adjustments	(3.90)	(555,212)	—	—	—	—
Change in valuation allowance	(8.59)	(1,224,430)	(19.47)	(2,645,495)	(10.77)	(498,864)
Effect of different tax rates	(3.05)	(434,228)	(2.11)	(286,748)	(0.75)	(34,521)
Change in tax rates	—	—	3.44	467,424	0.91	42,203
Effective tax rate / tax charge:	—	—	(6.53)	(887,648)	—	—
21 — COMMITMENTS AND CONTINGENCIES
In January 2022, the Turkish customs authority began investigating the importation of scooters and e-bikes into the country. Based on expert advice, the Group management reviewed its import practices and decided to amend its import tax filings related to years 2021 and 2022.
The amendment related to 2022 resulted in additional import tax charges amounting to US$ 954,616 (2021: US$ 793,941) and a fine amounting to US$ 78,991 (2021: US$ 394,029). Together with the fine related to 2021, the Group paid fines amounting to US$ 437,731 in 2022.
The Customs Authority issued a decision as of January 5, 2023 charging a penalty of US$ 3,342,549 upon voluntary disclosure. On March 12, 2023 the Law numbered 7440 has entered into force, which provides for a tax amnesty and restructuring certain receivables. Pursuant to the Law numbered 7440, this additional fine of US$ 3,342,549 was included in the scope of the amnesty by the customs authority; therefore, it will not be subject to any payment as described in note 23.
Additionally, in May 2022 the Group Management voluntarily decided to amend the import tax product codes under the higher import tax product code for e-bikes. As a result of the Group Management’s amendment, an additional import tax charge amounting to US$ 338,701 emerged and was recorded in property, plant and equipment accounts accordingly. The Group Management applied for amnesty within the scope of the Law No. 7440 on April 10, 2023 The amendment for the e-bikes was not yet approved by the Customs Authority as of the issuance date of these consolidated financial statements. Until such amendment is approved, there is a possibility that the Customs Authority will reject the application for amnesty. In that case, the Group may face a fine of US$ 1,053,213. Nevertheless, if the Customs Authority rejects the amnesty application the Group management will appeal the rejection decision, which the Management assesses to result in the Group’s favor. Based on these best estimations of the Group Management, since the probability of this fine of US$ 1,053,213 to occur is remote, no provision related to the customs tax amendments has been accrued in these consolidated financial statements as of December 31, 2022.
22 — NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS
Since the Group was in a loss position for the years ended December 31, 2022, 2021 and 2020, basic net loss per share was the same as diluted net income per share for the periods presented. The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders for the years ended December 31, 2022, 2021 and 2020.

MARTI TECHNOLOGIES INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS AS AT AND FOR THE YEARS ENDED AT DECEMBER 31, 2022, 2021 and 2020
(Amounts expressed in US$ unless otherwise stated.)
22 — NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS (Continued)
	2022	2021	2020
Numerator:
Net loss attributable to common stockholders	(14,245,878)	(14,472,494)	(4,630,168)
Denominator:
Basic and diluted weighted-average shares outstanding	34,506,400	26,787,730	18,668,710
Loss per share:
Basic and diluted loss per share	(0.41)	(0.54)	(0.25)
The following potentially dilutive outstanding securities were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented:
	December 31, 2022	December 31, 2021	December 31, 2020
Stock options	1,307,052	1,322,677	1,000,000
Warrants	143,044	143,044	—
23 — SUBSEQUENT EVENTS
As explained under Note 21 commitments and contingencies, the Group management has amended its import tax filing for the years 2021 and 2022. The Customs Authority issued a decision as of January 5, 2023 charging a penalty of US$ 3,342,549 upon voluntary disclosure, however the Tax amnesty law no 7440 has been published on March 12, 2023 in Turkey which gives taxpayers the opportunity to settle their tax disputes pending before the courts at any stage of proceedings. The Group applied to the customs office for the tax amnesty for the aforementioned penalty decisions on March 28, 2023. Pursuant to the Law numbered 7440 and Group’s application dated March 28, 2023, the additional fine of US$ 3,342,549 was included in the scope of amnesty by the customs authority therefore it will not be subject to any payment.

GALATA ACQUISITION CORP.
INDEX TO FINANCIAL STATEMENTS
Galata Acquisition Corp
PAGE
Financial Statements (Unaudited)	F-43
Condensed Balance Sheets, March 31, 2023 (Unaudited) and December 31, 2022 (Audited)	F-43
Condensed Statements of Operations, Three Months Ended March 31, 2023 and March 31, 2022 (Unaudited)	F-44
Condensed Statements of Changes in Stockholders’ Deficit, Three Months Ended March 31, 2023 and March 31, 2022 (Unaudited)	F-45
Condensed Statements of Cash Flows, Three Months Ended March 31, 2023 and March 31, 2022 (Unaudited)	F-46
Notes to Condensed Financial Statements (Unaudited)	F-47
Report of Independent Registered Public Accounting (PCAOB ID Number 688)	F-63
Financial Statements:
Balance Sheets as of December 31, 2022 and 2021	F-64
Statements of Operations for the Year Ended December 31, 2022 and for the Period from February 26, 2021 (Inception) Through December 31, 2021	F-65
Statements of Changes in Stockholders’ Deficit for the Year ended December 31, 2022 and for the Period from February 26, 2021 (Inception) Through December 31, 2021	F-66
Statements of Cash Flows for the Year Ended December 31, 2022 and for the Period from February 26, 2021 (Inception) Through December 31, 2021	F-67
Notes to Financial Statements	F-68
Consolidated Balance Sheets
Consolidated Statements of Operations and Comprehensive Loss
Consolidated Statements of Stockholders’ Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

PART I. FINANCIAL INFORMATION
ITEM 1.   FINANCIAL STATEMENTS (UNAUDITED)
GALATA ACQUISITION CORP.
CONDENSED BALANCE SHEETS
	March 31, 2023	December 31, 2022
	(unaudited)
ASSETS
Cash	$142,759	$251,865
Prepaid expenses	38,459	71,491
Total Current Assets	181,218	323,356
Prepaid expenses	—	—
Investments held in Trust Account	150,323,003	148,744,645
Total Assets	$150,504,221	$149,068,001
TOTAL LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT
Accounts payable and accrued expenses	$3,368,733	$3,153,645
Total Current Liabilities	3,368,733	3,153,645
Deferred underwriting commission	5,031,250	5,031,250
Total Liabilities	8,399,983	8,184,895
COMMITMENTS AND CONTINGENCIES (Note 6)
Class A ordinary shares subject to possible redemption; 14,375,000 shares (at $10.26 and $10.15 per share)	147,448,003	145,869,645
Stockholders’ deficit:
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value, 200,000,000 shares authorized, -0- shares issued and outstanding (excluding 14,375,000 shares subject to possible redemption)	—	—
Class B ordinary shares, $0.0001 par value, 20,000,000 shares authorized, 3,593,750 shares issued and outstanding	359	359
Additional paid-in capital	—	—
Accumulated deficit	(5,344,124)	(4,986,898)
Total Stockholders’ Deficit	(5,343,765)	(4,986,539)
Total Liabilities, Class A ordinary shares subject to possible redemption and Stockholders’ Deficit	$150,504,221	$149,068,001
The accompanying notes are an integral part of the unaudited condensed financial statements.

GALATA ACQUISITION CORP.
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)
	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022
General and administrative expenses	$357,226	$838,607
Total operating expenses	357,226	838,607
Other income
Interest income	1,578,358	13,846
Total other income	1,578,358	13,846
Net income (loss)	$1,221,132	$(824,761)
Class A Ordinary Shares – Weighted average shares outstanding, basic and diluted	14,375,000	14,375,000
Class A Ordinary Shares – Basic and diluted net income (loss) per ordinary share	$0.07	$(0.05)
Class B Ordinary Shares – Weighted average shares outstanding, basic and diluted	3,593,750	3,593,750
Class B Ordinary Shares – Basic and diluted net income (loss) per ordinary share	$0.07	$(0.05)
The accompanying notes are an integral part of the unaudited condensed financial statements.

GALATA ACQUISITION CORP.
CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
(UNAUDITED)
For the three months ended March 31, 2023	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ (Deficit)
	Shares	Amount	Shares	Amount
Balance, January 1, 2023	—	$—	3,593,750	$359	$—	$(4,986,898)	$(4,986,539)
Remeasurement of Class A ordinary shares to redemption value	—	—	—	—	—	(1,578,358)	(1,578,358)
Net income	—	—	—	—	—	1,221,132	1,221,132
Balance, March 31, 2023	—	$—	3,593,750	$359	$—	$(5,344,124)	$(5,343,765)
For the three months ended March 31, 2022	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ (Deficit)
	Shares	Amount	Shares	Amount
Balance, January 1, 2022	—	$—	3,593,750	$359	$—	$(2,030,137)	$(2,029,778)
Net loss	—	—	—	—	—	(824,761)	(824,761)
Balance, March 31, 2022	—	$—	$3,593,750	$359	$—	$(2,854,898)	$(2,854,539)
The accompanying notes are an integral part of the unaudited condensed financial statements.

GALATA ACQUISITION CORP.
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022
Cash flows from operating activities
Net income (loss)	$1,221,132	$(824,761)
Adjustments to reconcile net loss to net cash used in operating activities
Interest earned on assets held in Trust	(1,578,358)	(13,846)
Changes in operating assets and liabilities:
Prepaid expenses	33,032	46,396
Accrued expenses	215,088	782,965
Net cash used in operating activities	(109,106)	(9,246)
Net change in cash	(109,106)	(9,246)
Cash at beginning of period	251,865	610,926
Cash at end of period	$142,759	$601,680
The accompanying notes are an integral part of the unaudited condensed financial statements.

GALATA ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS AND LIQUIDITY
Galata Acquisition Corp. (the “Company”) was incorporated in the Cayman Islands on February 26, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).
The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of March 31, 2023, the Company had not commenced any operations. All activity for the period from February 26, 2021 (inception) through March 31, 2023, relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of an initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.
The registration statement for the Company’s Initial Public Offering was declared effective on July 8, 2021. On July 13, 2021, the Company consummated the Initial Public Offering of 12,500,000 units (“Units” and, with respect to the ordinary shares included in the Units being offered, the “Public Shares”), generating gross proceeds of $125,000,000, which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,500,000 warrants (together with the warrants below, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in private placements to Galata Acquisition Sponsor LLC (the “Sponsor”).
On July 13, 2021, the underwriters notified the Company of their exercise of the over-allotment option in full and purchased 1,875,000 additional Units at $10.00 per Unit upon the closing of the over-allotment option, generating gross proceeds of $18,750,000. The over-allotment option closed on July 15, 2021.
Simultaneously with the closing of the over-allotment option, the Company consummated the sale of 750,000 warrants (together with the warrants above, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in private placements to the Sponsor.
Following the closing of the Initial Public Offering on July 13, 2021, and the over-allotment option on July 15, 2021, an aggregate amount of $146,625,000 from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement was placed in a trust account (“Trust Account”). The funds held in the Trust Account may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account, as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The stock exchange listing rules require that the Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the Trust Account (as defined below) (excluding the amount of deferred underwriting commissions and taxes payable on the income earned on the Trust Account). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended

(the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Initial Public Offering, management has agreed that $10.00 per Unit sold in the Initial Public Offering, including proceeds of the sale of the Private Placement Warrants, will be held in a trust account (the “Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.
The Company will provide the holders of the outstanding Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer in connection with the Business Combination. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
All of the Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Company’s Business Combination and in connection with certain amendments to the Company’s amended and restated memorandum and articles of association. In accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) and its guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of a company require ordinary shares subject to redemption to be classified outside of permanent equity. Given that the Public Shares were issued with other freestanding instruments (i.e., public warrants), the initial carrying value of Class A ordinary shares classified as temporary equity were the allocated proceeds determined in accordance with ASC 470-20. The Class A ordinary shares are subject to ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital). While redemptions cannot cause the Company’s net tangible assets to fall below $5,000,001, the Public Shares are redeemable and are classified as such on the balance sheet until such date that a redemption event takes place.
The Company will not redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it does not then become subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement that may be contained in the agreement relating to the Business Combination. If the Company seeks shareholder approval of the Business Combination, the Company will proceed with a Business Combination only if the Company receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company, or such other vote as required by law or stock exchange rule. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.
The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the amended and restated memorandum and articles of association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust account and not previously released to pay taxes, divided by the number of then issued and outstanding Public Shares.
The Company will have until 24 months from the closing of the Initial Public Offering to consummate a Business Combination (the “Combination Period”) (unless such period is extended by an amendment to our amended and restated memorandum and articles of association). However, if the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned and not previously released to us to pay our taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
The Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares it will receive if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period, and in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share, due to reductions in the value of trust assets, in each case net of the interest that may be withdrawn to pay taxes. This liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Proposed Business Combination
Business Combination Agreement
On July 29, 2022, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among the Company, Galata Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”), and Marti Technologies Inc., a Delaware corporation (“Marti”).
Pursuant to the Business Combination Agreement, the parties thereto will enter into a business combination transaction by which, among other things, (i) Merger Sub will merge with and into Marti (the “Merger” and, together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”), with Marti surviving the Merger as a wholly owned subsidiary of the Company, and (ii) as of the end of the day immediately preceding the closing, the Company will, for U.S. tax purposes, become a U.S. corporation by reason of Section 7874(b) of the United States Internal Revenue Code of 1986 (the “Code”), in a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, pursuant to United States Treasury Regulations issued pursuant to the Code. The parties expect the Transactions to be completed in the second or third quarter of 2023, subject to, among other things, the approval of the Transactions by the Company’s shareholders, satisfaction of the conditions stated in the Business Combination Agreement and other customary closing conditions.
Pursuant to the Business Combination Agreement, the parties thereto agreed that the obligations of Marti to consummate the transactions contemplated by the Business Combination Agreement are subject to satisfaction or waiver by Marti of the condition, among others, that, as of the closing, after consummation of the Private Placements (as defined in the Business Combination Agreement) and after distribution of the funds in the Trust Account pursuant to the terms of the Business Combination Agreement and deducting all amounts to be paid pursuant to the exercise of redemption rights of the Company’s public shareholders, the Company having cash on hand equal to or in excess of $50,000,000 (subject to the terms of the Business Combination Agreement) (such condition, the “BCA Minimum Cash Condition”).
On December 23, 2022, Marti irrevocably and unconditionally waived the BCA Minimum Cash Condition.
On December 30, 2022, the Company filed a Registration Statement on Form F-4 with the SEC with respect to the Business Combination Agreement, and on March 1, 2023, the Company filed Amendment No. 1 to the Form F-4 with the SEC (as amended, the “Form F-4”).
On April 28, 2023, the Company, Merger Sub, and Marti entered into that certain Amendment No.1 to the Business Combination Agreement (the “BCA Amendment”). The BCA Amendment, among other things, (i) formally removed the BCA Minimum Cash Condition, which was previously waived by Marti; (ii) extended the outside termination date of the Business Combination Agreement to July 31, 2023; (iii) revised certain terms of the management incentive plan to be adopted upon the closing of the Business Combination; and (iv) revised the form of Amended and Restated Articles of Association to be adopted upon the closing of the Business Combination (see “— Amended and Restated Articles of Association” for additional information).

For further details regarding the Business Combination Agreement and the associated Transactions, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Proposed Business Combination” contained herein and the section titled “The Business Combination” contained in the Form F-4.
Company Stockholder Support Agreement
Concurrently with the execution and delivery of the Business Combination Agreement, Marti delivered to the Company a stockholder support agreement (the “Support Agreement”), pursuant to which certain stockholders of Marti with ownership interests sufficient to approve the Transactions on behalf of Marti (the “Written Consent Parties”), agreed to, among other things, support the approval and adoption of the Transactions, including agreeing to execute and deliver a written consent approving the Transactions, within 3 business days of the Form F-4 becoming effective. The Support Agreement will terminate upon the earliest to occur of (a) the effective time of the Merger (the “Effective Time”), (b) the date of the termination of the Business Combination Agreement in accordance with its terms and (c) the effective date of a written agreement of the Company, Marti and the Written Consent Parties terminating the Support Agreement.
Investor Rights Agreement
In connection with the closing of the Merger, the Company, the Sponsor, Alper Oktem and Cankut Durgun (the “Founders”), and the other parties named therein (the “Holders”) will execute and deliver an Investor Rights Agreement (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, each of Callaway Capital Management, LLC (“Callaway”) (on behalf of the Sponsor) and the Founders, severally and not jointly, agrees with the Company and the Holders to take all necessary action to cause (x) the board of directors of the Company to initially be composed of seven directors, (a) six of whom have been or will be nominated by Marti and (b) one of whom has been or will be nominated by Callaway (on behalf of the Sponsor). Each of Callaway and the Founders, severally and not jointly, agrees with the Company and the Holders to take all necessary action to cause the foregoing directors to be divided into three classes of directors, with each class serving for staggered three-year terms.
Founders Stock Letter
In connection with the execution of the Business Combination Agreement, the Sponsor and Gala Investments LLC, a Delaware limited liability company (together with Sponsor, the “Founder Shareholders”), entered into a letter agreement (the “Founders Stock Letter”) with the Company and Marti pursuant to which, among other things, the Founder Shareholders agreed to (a) effective upon the closing of the Merger, waive the anti-dilution rights set forth in the Company’s organizational documents, (b) vote all Founder Shares held by them in favor of the adoption and approval of the Business Combination Agreement and the Transactions and (c) not to redeem, elect to redeem or tender or submit any of their Company Class A ordinary shares for redemption in connection with the Business Combination Agreement or the Transactions.
Subscription Agreements
In connection with the execution of the Business Combination Agreement, the Company entered into convertible note subscription agreements (the “Subscription Agreements”) with certain investors (“PIPE Investors”), pursuant to which the Company agreed to issue and sell to the PIPE Investors, and the PIPE Investors have agreed to subscribe for and purchase from the Company, convertible notes (the “Convertible Notes”) which are convertible into Company Class A Ordinary Shares, in an aggregate principal amount of $47,500,000 (the “Subscription”) and having the terms set forth in the indenture in respect of the Convertible Notes (the “Indenture”).
Pursuant to the Indenture, (i) the Convertible Notes were to bear interest at a rate of 12.00% per annum, payable semi-annually (a) at a rate per annum equal to 8% with respect to interest paid in cash and (b) a rate per annum equal to 4% with respect to payment-in-kind interest, plus any additional interest or special interest that may accrue pursuant to the terms of the Indenture and (ii) the aggregate principal amount of PFG Debt (as defined therein) permitted to be incurred by Marti and its Subsidiaries (as defined therein) were not to exceed $18,000,000 at any time outstanding. Additionally, the closing of the

Subscription (the “Subscription Closing”) was conditioned on, among other things, a $150,000,000 minimum cash condition which included (i) the post-redemption balance in the Trust Account and (ii) Convertible Note proceeds (the “Subscription Minimum Cash Condition”).
On December 23, 2022, the Company, Marti and the existing PIPE Investor entered into an amendment to the Subscription Agreements (collectively, the “First PIPE Amendment”). Pursuant to the terms of the First PIPE Amendment, the Subscription Minimum Cash Condition was amended to include (a) the aggregate original principal amount of the Convertible Notes issued to the PIPE Investors (including, without duplication, the unsecured convertible promissory notes which may be funded at the subscribers’ option prior to closing and which will convert into Convertible Notes at the closing of the business combination) issued at or prior to the closing; plus (b) the aggregate amount of Qualified ABL Commitments (as defined in the First PIPE Amendment), whether drawn or undrawn and inclusive of all drawn and invested cash; plus (c) the aggregate amount of Qualified Equity Commitments (as defined in the First PIPE Amendment); plus (d) the amounts remaining in the Company’s Trust Account (following any redemptions); plus (e) the aggregate cash and cash equivalents of Marti and its controlled subsidiaries. In addition, the Indenture was amended to (i) increase the interest rate on the Convertible Notes to 15.00% per annum, payable semi-annually (a) at a rate per annum equal to 10% with respect to interest paid in cash and (b) at a rate per annum equal to 5% with respect to payment-in-kind interest and (ii) increase the aggregate principal amount of PFG Debt permitted to be incurred by Marti and its Subsidiaries to $20,000,000 at any time outstanding.
On April 28, 2023, the Company, Marti and certain PIPE Investors representing $35,500,000 aggregate principal amount of Convertible Notes, entered into an amendment to the Subscription Agreements (collectively, the “Second PIPE Amendment”). The Second PIPE Amendment, among other things, (i) removes lock-up restrictions applicable to the PIPE Investors; (ii) extends the outside termination date of the Subscription Agreements to July 31, 2023; and (iii) replaces the indenture attached as Exhibit A to the Subscription Agreements with a revised Indenture. The revised Indenture: (i) decreases the conversion premium from 15.0% to 10.0%; (ii) provides for the conversion price to be subject to monthly resets for the first twelve (12) months following the date of issuance to an amount per Underlying Share equal to the lower of (y) the conversion price as of the immediately preceding reset date and (z) a 10.0% premium to the average of the daily volume weighted average price over the 20 consecutive trading day period immediately preceding the applicable reset date, subject to a minimum of $1.65 per share and a maximum of $11.00 per share; and (iii) includes a beneficial ownership limitation provision where the Convertible Notes may not be converted to the extent such conversion would result in the holder, its affiliates and any other person or entity acting as a group together with such holder or affiliates owning more than 9.99% of outstanding Class A Ordinary Share. The holder can increase or decrease the beneficial ownership limitation (provided that it cannot be increased to an amount greater than 19.99)% only upon written notice to the Company, the trustee and the conversion agent under the Indenture, and such notice will not be effective until the 61st day after such notice is delivered to The Company.
Amended and Restated Articles of Association
At the Effective Time, the Company shall adopt and file an Amended and Restated Memorandum and Articles of Association (the “Amended and Restated Articles of Association”) with the Registrar of Companies in the Cayman Islands. The Amended and Restated Articles of Association will govern the Company following the closing and, pursuant to the BCA Amendment, will, among other things, prohibit Marti employees who hold (i) Class A Ordinary Shares issued as consideration pursuant to the Merger; (ii) stock options or other equity awards in respect of Class A Ordinary Shares; and/or (iii) Class A Ordinary Shares underlying any stock options or other equity awards in respect of Class A Ordinary Shares (“Lockup Securities”), in each case, from transferring Lockup Securities during the period commencing on the closing and ending on the earlier of (x) 13 months following the closing and (y) the date on which the last reported sale price of the shares surpasses a certain threshold to be agreed upon by the parties prior to the closing.
Liquidity and Management’s Plan
As of March 31, 2023, the cash balance and working capital deficit were $142,759 and $3,187,515, respectively.

In connection with the Company’s assessment of going concern considerations in accordance with Account Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the business combination period is less than one year from the date of the issuance of the condensed financial statements. There is no assurance that the Company’s plans to consummate a business combination will be successful within the combination period. The Company has until July 13, 2023 to complete a business combination. As a result of the Company’s insufficient liquidity and the uncertainty associated with consummating a business combination, there is substantial doubt that the Company can sustain operations for a period of at least one year from the issuance date of these condensed financial statements. The condensed financial statements do not include any adjustments that might result from the outcome of the uncertainty.
Risks and Uncertainties
Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed financial statements. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.
In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these condensed financial statements and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these condensed financial statements.
NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (the “SEC”). Certain information or footnote disclosures normally included in condensed financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows.
In the opinion of the Company’s management, the unaudited condensed financial statements as of March 31, 2023 and for the three months ended March 31, 2023 include all adjustments, which are only of a normal and recurring nature, necessary for a fair statement of the financial position of the Company as of March 31, 2023 and its results of operations and cash flows for the three months ended March 31, 2023. The results of operations for the three months ended March 31, 2023 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2022 or any future interim period.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s condensed financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the balance sheet in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Cash and cash equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2023 and December 31, 2022.
Investments held in trust
Investments held in trust were $150,323,003 and $148,744,645 at March 31, 2023 and December 31, 2022, respectively, and consisted of a money market fund which is carried at fair value. The money market fund invests in U.S. government securities, which generally have a readily determinable fair value and are recognized at fair value. Investments in money market funds are presented on the balance sheet at fair value at the end of each reporting period.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At March 31, 2023, the Company has not experienced losses on this account.
Derivative Financial Interests
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging.” For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The warrants issued in connection with the initial public offering and the private placement are recorded in equity as they qualify for equity treatment under ASC 815-40.

Offering Costs associated with a Public Offering
The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Offering costs of $567,396 consist principally of costs incurred in connection with formation and preparation for the Initial Public Offering. These costs, together with the underwriter discount of $2,875,000 and deferred fee of $5,031,250, were charged to additional paid-in capital upon completion of the Initial Public Offering.
Class A ordinary shares subject to possible redemption
The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance enumerated in ASC 480 “Distinguishing Liabilities from Equity”. Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered by the Company to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at March 31, 2023 and December 31, 2022, the shares of Class A ordinary shares subject to possible redemption in the amount of $147,448,003 and $145,869,645, respectively, are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.
As of March 31, 2023 and December 31, 2022, the Class A ordinary shares subject to possible redemption reflected on the condensed balance sheets are reconciled in the following table:
Gross proceeds from Initial Public Offering	$143,750,000
Less:
Offering costs allocated to Class A ordinary shares subject to possible redemption	(7,193,811)
Private placement warrants proceeds in excess of fair value	(2,921,750)
Plus:
Remeasurement of carrying value to redemption value	10,115,561
Class A ordinary shares subject to possible redemption, December 31, 2021	143,750,000
Remeasurement of carrying value to redemption value	2,119,645
Class A ordinary shares subject to possible redemption, December 31, 2022	$145,869,645
Remeasurement of carrying value to redemption value	1,578,358
Class A ordinary shares subject to possible redemption, March 31, 2023	147,448,003
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2023 and December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s condensed financial statements.
Fair value of financial instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.
Net Income (Loss) per Common Share
Net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of ordinary shares outstanding during the period, excluding shares of ordinary shares subject to forfeiture. At March 31, 2023 and December 31, 2022 the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of ordinary shares and then share in the earnings of the Company. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the period presented.
	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per ordinary share
Numerator:
Allocation of net income (loss)	$976,905	$244,226	$(659,809)	$(164,952)
Denominator:
Basic and diluted weighted average ordinary shares outstanding	14,375,000	3,593,750	14,375,000	3,593,750
Basic and diluted net income (loss) per ordinary share	$0.07	$0.07	$(0.05)	$(0.05)
Recent Accounting Standards
In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”)”, which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for the Company on January 1, 2022. The adoption of ASU 2020-06 did not have an impact on the Company’s financial position, results of operations or cash flows.
Management does not believe that any recently issued, but not yet effective, accounting standards, except as noted above, if currently adopted, would have a material effect on the Company’s condensed financial statements.
NOTE 3.   INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, which was consummated on July 13, 2021, the Company sold 12,500,000 Units at a purchase price of $10.00 per Unit generating gross proceeds to the Company in the amount of $125,000,000. Each Unit consists of one share of the Company’s Class A ordinary share, par value $0.0001 per share (the “Class A Ordinary Share”), and one-half of one redeemable warrant of the Company (each whole warrant, a “Warrant”), with each whole Warrant entitling the holder thereof to purchase one whole share of Class A Ordinary Share at a price of $11.50 per share, subject to adjustment.

On July 13, 2021, the underwriters notified the Company of their exercise of the over-allotment option in full and purchased 1,875,000 additional Units at $10.00 per Unit upon the closing of the over-allotment option, generating gross proceeds of $18,750,000. The over-allotment option closed on July 15, 2021.
NOTE 4.   PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private sale (the “Private Placement”) to the Sponsor of an aggregate of 7,250,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant ($7,250,000). Each Private Placement Warrant is exercisable to purchase one Class A ordinary shares at a price of $11.50 per share, subject to adjustment.
Simultaneously with the closing of the over-allotment option, the Company consummated the sale of 750,000 warrants at a price of $1.00 per Private Placement Warrant in private placements to the Sponsor.
A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will be worthless.
The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.
NOTE 5.   RELATED PARTY TRANSACTIONS
Founder Shares
On March 18, 2021, the Sponsor purchased 3,593,750 of the Company’s Class B ordinary shares (the “Founder Shares”) in exchange for paying certain deferred offering costs of $25,000. The Founder Shares included an aggregate of up to 468,750 shares subject to forfeiture to the extent that the underwriters’ over‑allotment was not exercised in full or in part, so that the number of Founder Shares will equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. As the underwriters’ over-allotment was exercised in full, none of the Founder Shares were forfeited.
The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their shares of ordinary shares for cash, securities or other property.
Promissory Note — Related Party
On March 18, 2021, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $250,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) June 30, 2021 or (ii) the consummation of the Initial Public Offering. As of March 31, 2023 and December 31, 2022, there was no amount outstanding under the Promissory Note.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon completion of a Business Combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of March 31, 2023 and December 31, 2022, there was no amount outstanding under the Working Capital Loans.
Callaway Subscription Agreement
On May 4, 2023, the Company and Callaway entered into that certain convertible note subscription agreement (the “Callaway Subscription Agreement”). Callaway is an affiliate of a director of the Company and the Callaway Subscription Agreement was unanimously approved by the Company’s board of directors. Pursuant to the terms of the Callaway Subscription Agreement, Callaway or its designee has the option (but not the obligation) to subscribe for up to $40,000,000 aggregate principal amount of Convertible Notes during the period beginning on the closing date of the Business Combination Agreement and the one year anniversary of the closing date of the Business Combination Agreement.
NOTE 6.   COMMITMENTS AND CONTINGENCIES
Registration Rights
The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any shares of ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Initial Public Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until the securities covered thereby are released from their lock-up restrictions. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriters a 45-day option from the date of Initial Public Offering to purchase up to 1,875,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriters’ over-allotment option was exercised in full. See Note 1.
In connection with the Initial Public Offering the underwriters were paid a cash underwriting discount of $0.20 per Unit, or $2,875,000 in the aggregate). In addition, the underwriters will be entitled to a deferred fee of $0.35 per Unit, or $5,031,250 in the aggregate). The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
NOTE 7.    FAIR VALUE MEASUREMENTS
The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s financial assets that are measured at fair value at March 31, 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	March 31, 2023	December 31, 2022
Assets:
Marketable securities held in the Trust Account	1	$150,323,003	$148,744,645
NOTE 8.   SHAREHOLDERS’ DEFICIT
Preferred Shares — The Company is authorized to issue 1,000,000 preferred shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2023 and December 31, 2022, there were no preferred shares issued or outstanding.
Class A Ordinary Shares — The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. As of March 31, 2023 and December 31, 2022, there were no Class A ordinary shares issued or outstanding.
Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to one vote for each share. As of March 31, 2023 and December 31, 2022, there were 3,593,750 Class B ordinary shares issued and outstanding.
Only holders of the Class B ordinary shares will have the right to vote on the appointment of directors prior to the Business Combination. Holders of ordinary shares, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as otherwise required by law. In connection with our initial business combination, we may enter into a shareholders agreement or other arrangements with the shareholders of the target or other investors to provide for voting or other corporate governance arrangements that differ from those in effect upon completion of our Initial Public Offering.
The Class B ordinary shares will automatically convert into the Company’s Class A ordinary shares at the time of its initial business combination on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described herein. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the Company’s initial business combination, the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of ordinary shares outstanding upon the completion of the Initial Public Offering, plus the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial business combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial business combination and any private placement-equivalent warrants issued to the Sponsor, officers or directors upon conversion of working capital loans. Any conversion of Class B ordinary shares described will take effect as a compulsory redemption of Class B ordinary shares and an issuance of Class A ordinary shares as a matter of Cayman Islands law. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.
Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any shares of Class A ordinary share pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A ordinary shares is available, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of residence of the exercising holder, or an exemption from registration is available.
The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, the Company will use its commercially reasonable efforts to file, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the issuance of the shares of Class A ordinary shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A ordinary shares until the warrants expire or are redeemed. Notwithstanding the above, if the Class A ordinary share is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of Warrants When the Price per Share of Class A Ordinary Share Equals or Exceeds $18.00  — Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per Public Warrant;

•
upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period to each warrant holder; and

•
if, and only if, the last reported sale price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganization, recapitalizations and the like) for any 10 trading days within a 20-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.
The Private Placement Warrants are identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions.
The Company accounts for the 14,437,500 warrants issued in connection with the Initial Public Offering (including 7,187,500 Public Warrants and 7,250,000 Private Place Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that the warrants that are described above are afforded equity classification. Subsequent changes in fair value are not recognized as long as the contracts continue to be classified in equity.
NOTE 9.   SUBSEQUENT EVENTS
Management has evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements, aside from the following.
BCA Amendment
On April 28, 2023, the Company, Merger Sub, and Marti entered into the BCA Amendment. The BCA Amendment, among other things, (i) formally removed the closing condition that the Company have cash on hand equal to or in excess of $50,000,000, which was previously waived by Marti; (ii) extended the outside termination date of the Business Combination Agreement to July 31, 2023; (iii) revised certain terms of the management incentive plan to be adopted upon the closing of the Business Combination; and (iv) revised the form of Amended and Restated Articles of Association to be adopted upon the closing of the Business Combination. (see Note 1 for additional information).
Second PIPE Amendment
On April 28, 2023, the Company, Marti and certain PIPE Investors representing $35,500,000 aggregate principal amount of Convertible Notes, entered into an amendment to the Subscription Agreements (collectively, “the Second PIPE Amendment”). The Second PIPE Amendment, among other things, (i) removes lock-up restrictions applicable to the PIPE Investors; (ii) extends the outside termination date of the Subscription Agreements to July 31, 2023; and (iii) replaces the indenture attached as Exhibit A to the Subscription Agreements with a revised Indenture. The revised Indenture: (i) decreases the conversion premium from 15.0% to 10.0%; (ii) provides for the conversion price to be subject to monthly resets for the first twelve (12) months following the date of issuance to an amount per Underlying Share equal to the lower of (y) the conversion price as of the immediately preceding reset date and (z) a 10.0% premium to the average of the daily volume weighted average price over the 20 consecutive trading day period immediately preceding the applicable reset date, subject to a minimum of $1.65 per share and a maximum of $11.00 per share; and (iii) includes a beneficial ownership limitation provision where the Convertible Notes may not be converted to the extent such conversion would result in the holder, its affiliates and any other person or entity acting as a group together with such holder or affiliates owning more than 9.99% of outstanding Class A Ordinary Share. The holder can increase or decrease the beneficial ownership limitation (provided that it cannot be increased to an amount greater than 19.99%) only upon written notice to the Company, the trustee and the conversion agent under the Indenture, and such notice will not be effective until the 61st day after such notice is delivered to the Company.
Amendments to Letter Agreements
As previously disclosed, on July 8, 2021, the Company entered into Letter Agreements with the Sponsor (the “Sponsor Letter Agreement”) and members of the Company’s board of directors and management team (the “Insiders”, and with respect to the letter agreement, the “Insider Letter Agreement”, and the Insider Letter Agreement, together with the Sponsor Letter Agreement, the “Letter Agreements”). Pursuant to the terms of the respective Letter Agreements, the Sponsor and the Insiders agreed to certain restrictions with respect to the transfer of Company securities (the “Lock-Up Restrictions”).
On May 1, 2023, the Company entered into Amendments to the Letter Agreements (the “Letter Agreement Amendments”) with the Sponsor and each of the Insiders. Pursuant to the terms of the Letter Agreement Amendments, the Company, the Sponsor and the Insiders agreed to remove the applicable Lock-Up Restrictions from the Letter Agreements.
Callaway Subscription Agreement
On May 4, 2023, the Company and Callaway entered into the Callaway Subscription Agreement. Callaway is an affiliate of a director of the Company and the Callaway Subscription Agreement was unanimously approved by the Company’s board of directors. Pursuant to the terms of the Callaway Subscription Agreement, Callaway or its designee has the option (but not the obligation) to subscribe for up to $40,000,000 aggregate principal amount of Convertible Notes during the period beginning on the closing date of the Business Combination Agreement and the one year anniversary of the closing of the Business Combination Agreement.
Refer to the Company’s Current Report on Form 8-K filed with the SEC on May 4, 2023 (as amended on May 8, 2023) for more information on the BCA Amendment, the Second PIPE Amendment, the Letter Agreement Amendments, and the Callaway Subscription Agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders’ and Board of Directors of
Galata Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Galata Acquisition Corp. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, stockholders’ deficit and cash flows for the year ended December 31, 2022 and for the period from February 26, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from February 26, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph — Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency and needs to raise additional funds to meet its obligations and sustain its operations. Additionally, management has determined that the business combination period is less than one year from the date of the issuance of the financial statements. There is no assurance that the Company’s plans to consummate a business combination will be successful within the combination period. The Company has until July 13, 2023 to complete a business combination. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2021.
Houston, Texas
March 31, 2023

GALATA ACQUISITION CORP.
BALANCE SHEETS
	December 31, 2022	December 31, 2021
ASSETS
Cash	$251,865	$610,926
Prepaid expenses	71,491	147,327
Total Current Assets	323,356	758,253
Prepaid expenses	—	69,656
Investments held in Trust Account	148,744,645	146,629,787
Total Assets	$149,068,001	$147,457,696
TOTAL LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT
Accounts payable and accrued expenses	$3,153,645	$706,224
Total Current Liabilities	3,153,645	706,224
Deferred underwriting commission	5,031,250	5,031,250
Total Liabilities	8,184,895	5,737,474
COMMITMENTS AND CONTINGENCIES (Note 6)
Class A ordinary shares subject to possible redemption; 14,375,000 shares (at $10.15 and $10.00 per share)	145,869,645	143,750,000
Stockholders’ deficit:
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value, 200,000,000 shares authorized, -0- shares issued and outstanding (excluding 14,375,000 shares subject to possible redemption)	—	—
Class B ordinary shares, $0.0001 par value, 20,000,000 shares authorized, 3,593,750 shares issued and outstanding	359	359
Additional paid-in capital	—	—
Accumulated deficit	(4,986,898)	(2,030,137)
Total Stockholders’ Deficit	(4,986,539)	(2,029,778)
Total Liabilities, Class A ordinary shares subject to possible redemption and Stockholders’ Deficit	$149,068,001	$147,457,696
The accompanying notes are an integral part of the financial statements.

GALATA ACQUISITION CORP.
STATEMENTS OF OPERATIONS
	For the Year Ended December 31, 2022	For the period from February 26, 2021 (inception) through December 31, 2021
General and administrative expenses	$2,951,973	$846,086
Total operating expenses	2,951,973	846,086
Other income Interest income	2,114,858	4,787
Total other income	2,114,858	4,787
Net loss	$(837,116)	$(841,299)
Class A Ordinary Shares – Weighted average shares outstanding, basic and diluted	14,375,000	8,695,747
Class A Ordinary Shares – Basic and diluted net loss per ordinary share	$(0.05)	$(0.07)
Class B Ordinary Shares – Weighted average shares outstanding, basic and diluted	3,593,750	3,593,750
Class B Ordinary Shares – Basic and diluted net loss per ordinary share	$(0.05)	$(0.07)
The accompanying notes are an integral part of the financial statements.

GALATA ACQUISITION CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ (Deficit)
For the year ended December 31, 2022	Shares	Amount	Shares	Amount
Balance, January 1, 2022	—	$—	3,593,750	$359	$—	$(2,030,137)	$(2,029,778)
Remeasurement of Class A ordinary shares to redemption value	—	—	—	—	—	(2,119,645)	(2,119,645)
Net Loss	—	—	—	—	—	(837,116)	(837,116)
Balance, December 31, 2022	—	$—	3,593,750	$359	$—	$(4,986,898)	$(4,986,539)
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ (Deficit)
For the period from February 26, 2021 (inception) through December 31, 2021	Shares	Amount	Shares	Amount
Balance, February 26, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	3,593,750	359	24,641	—	25,000
Remeasurement of Class A ordinary shares to redemption value	—	—	—	—	(24,641)	(1,188,838)	(1,188,838)
Net loss	—	—	—	—	—	(841,299)	(841,299)
Balance, December 31, 2021	—	$—	$3,593,750	$359	$—	$(2,030,137)	$(2,029,778)
The accompanying notes are an integral part of the financial statements.

GALATA ACQUISITION CORP.
STATEMENTS OF CASH FLOWS
	For the Year Ended December 31, 2022	For the Period From February 26, 2021 (Inception) Through December 31, 2021
Cash flows from operating activities
Net loss	$(837,116)	$(841,299)
Adjustments to reconcile net loss to net cash used in operating activities Interest earned on assets held in Trust	(2,114,858)	(4,787)
Changes in operating assets and liabilities:
Changes in accrued formation and offering costs	—	—
Prepaid expenses	145,492	(216,983)
Accrued expenses	2,447,421	706,224
Net cash used in operating activities	(359,061)	(356,845)
Cash flows from investing activities
Cash deposited into trust account	—	(146,625,000)
Net cash used in investing activities	—	(146,625,000)
Cash flows from financing activities
Sale of units in public offering, net	—	140,317,771
Sale of private placement warrants to sponsor	—	7,250,000
Proceeds from issuance of Class B ordinary shares to sponsor	—	25,000
Net cash provided by financing activities	—	147,592,771
Net change in cash	(359,061)	610,926
Cash at beginning of period	610,926	—
Cash at end of period	$251,865	$610,926
Non-cash financing activities:
Deferred underwriters’ discount and commissions	$—	$5,031,250
Initial classification of Class A ordinary shares subject to possible redemption	$—	$143,750,000
Remeasurement of Class A ordinary shares to redemption value	$2,119,645	$1,213,479
The accompanying notes are an integral part of the financial statements.

GALATA ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS AND LIQUIDITY
Galata Acquisition Corp. (the “Company”) was incorporated in the Cayman Islands on February 26, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).
The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of December 31, 2022, the Company had not commenced any operations. All activity for the period from February 26, 2021 (inception) through December 31, 2022, relates to the Company’s formation and the initial public offering (“Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of an initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Public Offering. The Company has selected December 31 as its fiscal year end.
The registration statement for the Company’s Initial Public Offering was declared effective on July 8, 2021. On July 9, 2021, the Company consummated the Initial Public Offering of 12,500,000 units (“Units” and, with respect to the ordinary shares included in the Units being offered, the “Public Shares”), generating gross proceeds of $125,000,000, which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,500,000 warrants (together with the warrants below, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in private placements to Galata Acquisition Sponsor, LLC (the “Sponsor”).
On July 13, 2021, the underwriters notified the Company of their exercise of the over-allotment option in full and purchased 1,875,000 additional Units at $10.00 per Unit upon the closing of the over-allotment option, generating gross proceeds of $18,750,000. The over-allotment option closed on July 15, 2021.
Simultaneously with the closing of the over-allotment option, the Company consummated the sale of 750,000 warrants (together with the warrants above, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in private placements to the Sponsor.
Following the closing of the Initial Public Offering on July 13, 2021, and the over-allotment option on July 15, 2021, an aggregate amount of $146,625,000 from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement was placed in a trust account (“Trust Account”). The funds held in the Trust Account may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account, as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The stock exchange listing rules require that the Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the Trust Account (as defined below) (excluding the amount of deferred underwriting commissions and taxes payable on the income earned on the Trust Account). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended

(the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Public Offering, management has agreed that $10.00 per Unit sold in the Public Offering, including proceeds of the sale of the Private Placement Warrants, will be held in a trust account (the “Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.
The Company will provide the holders of the outstanding Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer in connection with the Business Combination. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
All of the Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Company’s Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”). In accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) and its guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of a company require ordinary shares subject to redemption to be classified outside of permanent equity. Given that the Public Shares were issued with other freestanding instruments (i.e., public warrants), the initial carrying value of Class A ordinary shares classified as temporary equity were the allocated proceeds determined in accordance with ASC 470-20. The Class A ordinary shares are subject to ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital). While redemptions cannot cause the Company’s net tangible assets to fall below $5,000,001, the Public Shares are redeemable and are classified as such on the balance sheet until such date that a redemption event takes place.
The Company will not redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it does not then become subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement that may be contained in the agreement relating to the Business Combination. If the Company seeks shareholder approval of the Business Combination, the Company will proceed with a Business Combination only if the Company receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company, or such other vote as required by law or stock exchange rule. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (the “SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Public Offering in favor of approving a Business Combination.

Additionally, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.
The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the amended and restated memorandum and articles of association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust account and not previously released to pay taxes, divided by the number of then issued and outstanding Public Shares.
The Company will have until 24 months from the closing of the Public Offering to consummate a Business Combination (the “Combination Period”). However, if the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned and not previously released to us to pay our taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
The Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares it will receive if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period, and in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share, due to reductions in the value of trust assets, in each case net of the interest that may be withdrawn to pay taxes. This liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and as to any claims under the Company’s indemnity of the underwriters of the Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Proposed Business Combination
Business Combination Agreement
On July 29, 2022, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among the Company, Galata Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”), and Marti Technologies Inc., a Delaware corporation (“Marti”).
Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, the parties thereto will enter into a business combination transaction by which, among other things, (i) Merger Sub will merge with and into Marti (the “Merger” and, together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”), with Marti surviving the Merger as a wholly owned subsidiary of the Company, and (ii) as of the end of the day immediately preceding the closing, the Company will, for U.S. tax purposes, become a U.S. corporation by reason of Section 7874(b) of the United States Internal Revenue Code of 1986 (the “Code”), in a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, pursuant to United States Treasury Regulations issued pursuant to the Code. The parties expect the Transactions to be completed in the second quarter of 2023, subject to, among other things, the approval of the Transactions by the Company’s shareholders, satisfaction of the conditions stated in the Business Combination Agreement and other customary closing conditions.
Pursuant to the Business Combination Agreement, the parties agreed that the obligations of the Company to consummate the transactions contemplated by the Business Combination Agreement are subject to satisfaction or waiver by the Company of the condition, among others, that, as of the Closing, after consummation of the Private Placements (as defined in the Business Combination Agreement) and after distribution of the funds in the Trust Account pursuant to the terms of the Business Combination Agreement and deducting all amounts to be paid pursuant to the exercise of redemption rights of SPAC public shareholders, SPAC having cash on hand equal to or in excess of $50,000,000 (subject to the terms of the Business Combination Agreement) (such condition, the “BCA Minimum Cash Condition”).
On December 23, 2022, the Company irrevocably and unconditionally waived the BCA Minimum Cash Condition.
Company Stockholder Support Agreement
Concurrently with the execution and delivery of the Business Combination Agreement, Marti delivered to the Company a stockholder support agreement (the “Support Agreement”), pursuant to which certain stockholders of Marti with ownership interests sufficient to approve the Transactions on behalf of Marti (the “Written Consent Parties”), agreed to, among other things, support the approval and adoption of the Transactions, including agreeing to execute and deliver a written consent approving the Transactions, within 3 business days of the registration statement on Form F-4 becoming effective. The Support Agreement will terminate upon the earliest to occur of (a) the effective time of the Merger (the “Effective Time”), (b) the date of the termination of the Business Combination Agreement in accordance with its terms and (c) the effective date of a written agreement of the Company, Marti and the Written Consent Parties terminating the Support Agreement.

Investor Rights Agreement
In connection with the closing of the Merger, the Company, the Sponsor, Alper Oktem and Cankut Durgun (the “Founders”), and the other parties named therein (the “Holders”) will execute and deliver an Investor Rights Agreement (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, each of Callaway Capital Management, LLC (“Callaway”) (on behalf of the Sponsor) and the Founders, severally and not jointly, agrees with the Company and the Holders to take all necessary action to cause (x) the board of directors of the Company to initially be composed of seven directors, (a) six of whom have been or will be nominated by Marti and (b) one of whom has been or will be nominated by Callaway (on behalf of the Sponsor). Each of Callaway and the Founders, severally and not jointly, agrees with the Company and the Holders to take all necessary action to cause the foregoing directors to be divided into three classes of directors, with each class serving for staggered three-year terms.
Founders Stock Letter
In connection with the execution of the Business Combination Agreement, the Sponsor and Gala Investments LLC, a Delaware limited liability company (together with Sponsor, the “Founder Shareholders”), entered into a letter agreement (the “Founders Stock Letter”) with the Company and Marti pursuant to which, among other things, the Founder Shareholders agreed to (a) effective upon the closing of the Merger, waive the anti-dilution rights set forth in the Company’s organizational documents, (b) vote all Founder Shares held by them in favor of the adoption and approval of the Business Combination Agreement and the Transactions and (c) not to redeem, elect to redeem or tender or submit any of their Company Class A ordinary shares for redemption in connection with the Business Combination Agreement or the Transactions.
Subscription Agreements
In connection with the execution of the Business Combination Agreement, the Company entered into convertible note subscription agreements (the “Subscription Agreements”) with certain investors (“PIPE Investors”), pursuant to which the Company has agreed to issue and sell to the PIPE Investors, and the PIPE Investors have agreed to subscribe for and purchase from the Company, convertible notes (the “Convertible Notes”) which are convertible into Company Class A ordinary shares, in an aggregate principal amount of $49,500,000 (the “Subscription”) and having the terms set forth in the indenture in respect of the Convertible Notes (the “Indenture”). Pursuant to the Indenture, the Convertible Notes bear an interest at a rate of 15.00% per annum, payable semi-annually (a) at a rate per annum equal to 10.00% with respect to interest paid in cash and (b) a rate per annum equal to 5.00% with respect to payment-in-kind interest, plus any additional interest or special interest that may accrue pursuant to the terms of the Indenture. The Convertible Notes are convertible into Company Class A ordinary shares at an initial conversion rate equal to approximately 87 Company Class A ordinary shares per $1,000 of principal amount of the Convertible Notes (subject to customary adjustment provisions set forth in the Indenture), and shall mature on the fifth year anniversary of the date of issuance.
The closing of the Subscription (the “Subscription Closing”) is conditioned on all conditions set forth in the Business Combination Agreement having been satisfied or waived, a $150,000,000 minimum cash condition which includes (i) the post-redemption Trust Account balance and (ii) Convertible Note proceeds, and other customary closing conditions. If the conditions are met, the Transactions will be consummated immediately following the Subscription Closing. The Subscription Agreements will terminate upon the earlier to occur of (i) the termination of the Business Combination Agreement, (ii) the mutual written agreement of the parties thereto, and (iii) 5:00 p.m. New York City time on April 29, 2023, if the Subscription Closing has not occurred by such date other than as a breach of such PIPE Investor’s obligations.
Amended and Restated Articles of Association
At the Effective Time, the Company shall adopt and file a Seconded Amended and Restated Memorandum and Articles of Association (the “Articles of Association”) with the Registrar of Companies in the Cayman Islands. The Articles of Association will govern the Company following the closing and, among other things, prohibit (a) any holder of equity securities of Marti immediately prior to the Merger and (b) any holder of Founder Shares or the Private Placement Warrants, in each case, immediately prior to the Merger, from transferring any (i) Company Class A ordinary shares issued to pre-closing shareholders of Marti as consideration pursuant to the Merger; (ii) Company Class A ordinary shares converted from Founders Shares in connection with the Merger; (iii) the Private Placement Warrants; (iv) Company Class A ordinary shares underlying such Private Placement Warrants; (v) options to purchase Company Class A ordinary shares (“Company Options”) or other equity awards in respect of Company Class A ordinary shares; or (vi) Company Class A ordinary shares underlying any Company Options or other equity awards in respect of Company Class A ordinary shares, in each case, during the period commencing on the closing and ending on the earlier of (x) 13 months following the closing and (y) the date on which the last reported sale price of the shares surpasses a certain threshold to be agreed upon by the parties prior to the closing.
Liquidity and Management’s Plan
As of December 31, 2022, the cash balance and working capital deficit were $251,865 and $2,830,289, respectively.
In connection with the Company’s assessment of going concern considerations in accordance with Account Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the business combination period is less than one year from the date of the issuance of the condensed financial statements. There is no assurance that the Company’s plans to consummate a business combination will be successful within the combination period. The Company has until July 13, 2023 to complete a business combination. As a result of the Company’s insufficient liquidity and the uncertainty associated with consummating a business combination, there is substantial doubt that the Company can sustain operations for a period of at least one year from the issuance date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.
Risks and Uncertainties
Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed financial statements. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.
In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these condensed financial statements and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these condensed financial statements.
NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s condensed financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the balance sheet in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Cash and cash equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2022 and December 31, 2021.
Investments held in trust
Investments held in trust were $148,744,645 and $146,629,787 at December 31, 2022 and December 31, 2021, respectively, and consisted of a money market fund which is carried at fair value. The money market fund invests in U.S. government securities, which generally have a readily determinable fair value and are recognized at fair value. Investments in money market funds are presented on the balance sheet at fair value at the end of each reporting period.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At December 31, 2022, the Company has not experienced losses on this account.
Offering Costs associated with a Public Offering
The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Offering costs of $567,396 consist principally of costs incurred in connection with formation and preparation for the Public Offering. These costs, together with the underwriter discount of $2,875,000 and deferred fee of $5,031,250, were charged to additional paid-in capital upon completion of the Public Offering.
Class A ordinary shares subject to possible redemption
The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance enumerated in ASC 480 “Distinguishing Liabilities from Equity”. Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered by the Company to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at December 31, 2022 and December 31, 2021, the shares of Class A ordinary shares subject to possible redemption in the amount of $145,869,645 and $143,750,000, respectively, are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.
As of December 31, 2022 and December 31, 2021, the Class A ordinary shares subject to possible redemption reflected on the condensed balance sheets are reconciled in the following table:
Gross proceeds from IPO	$143,750,000
Less:
Offering costs allocated to Class A ordinary shares subject to possible redemption	(7,193,811)
Private placement warrants proceeds in excess of fair value	(2,921,750)
Plus:
Remeasurement of carrying value to redemption value	10,115,561
Class A ordinary shares subject to possible redemption, December 31, 2021	143,750,000
Remeasurement of carrying value to redemption value	2,119,645
Class A ordinary shares subject to possible redemption, December 31, 2022	$145,869,645
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s condensed financial statements.
Fair value of financial instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.
Net Loss per Common Share
Net loss per share is computed by dividing net loss by the weighted average number of shares of ordinary shares outstanding during the period, excluding shares of ordinary shares subject to forfeiture. At

December 31, 2022 and December 31, 2021 the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.
	For the year Ended December 31, 2022		For the Period from February 26, 2021 (Inception) Through December 31, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net loss per ordinary share
Numerator:
Allocation of net loss	$(669,692)	$(167,423)	$(595,283)	$(246,016)
Denominator:
Basic and diluted weighted average ordinary shares outstanding	14,375,000	3,593,750	8,695,747	3,593,750
Basic and diluted net loss per ordinary share	$(0.05)	$(0.05)	$(0.07)	$(0.07)
Recent Accounting Standards
In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”)”, which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for the Company on January 1, 2022. The adoption of ASU 2020-06 did not have an impact on the Company’s financial position, results of operations or cash flows.
Management does not believe that any recently issued, but not yet effective, accounting standards, except as noted above, if currently adopted, would have a material effect on the Company’s condensed financial statements.
NOTE 3.   INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, which was consummated on July 9, 2021, the Company sold 12,500,000 Units at a purchase price of $10.00 per Unit generating gross proceeds to the Company in the amount of $125,000,000. Each Unit consists of one share of the Company’s Class A ordinary share, par value $0.0001 per share (the “Class A Ordinary Share”), and one-half of one redeemable warrant of the Company (each whole warrant, a “Warrant”), with each whole Warrant entitling the holder thereof to purchase one whole share of Class A Ordinary Share at a price of $11.50 per share, subject to adjustment.
On July 13, 2021, the underwriters notified the Company of their exercise of the over-allotment option in full and purchased 1,875,000 additional Units at $10.00 per Unit upon the closing of the over-allotment option, generating gross proceeds of $18,750,000. The over-allotment option closed on July 15, 2021.
NOTE 4.   PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private sale (the “Private Placement”) to the Sponsor of an aggregate of 7,250,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant ($7,250,000). Each Private Placement Warrant is exercisable to purchase one Class A ordinary shares at a price of $11.50 per share, subject to adjustment.
Simultaneously with the closing of the over-allotment option, the Company consummated the sale of 750,000 warrants at a price of $1.00 per Private Placement Warrant in private placements to the Sponsor.
A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will be worthless.
The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.
NOTE 5.   RELATED PARTY TRANSACTIONS
Founder Shares
On March 18, 2021, the Sponsor purchased 3,593,750 of the Company’s Class B ordinary shares (the “Founder Shares”) in exchange for paying certain deferred offering costs of $25,000. The Founder Shares included an aggregate of up to 468,750 shares subject to forfeiture to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the number of Founder Shares will equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding ordinary shares after the Public Offering. As the underwriters’ over-allotment was exercised in full, none of the Founder Shares were forfeited.
The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their shares of ordinary shares for cash, securities or other property.
Promissory Note — Related Party
On March 18, 2021, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $250,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) June 30, 2021 or (ii) the consummation of the Public Offering. As of December 31, 2022 and December 31, 2021, there was no amount outstanding under the Promissory Note.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon completion of a Business Combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of December 31, 2022 and December 31, 2021, there was no amount outstanding under the Working Capital Loans.
Related Party Payable
For the period ended December 31, 2021, related party has incurred expenses of $8,640 on behalf of the Company. As of December 31, 2022 and 2021, $0 and $8,640 were outstanding and included as a liability.
NOTE 6.   COMMITMENTS AND CONTINGENCIES
Registration Rights
The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any shares of ordinary shares issuable upon the exercise of the

Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of Public Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until the securities covered thereby are released from their lock-up restrictions. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriters a 45-day option from the date of Initial Public Offering to purchase up to 1,875,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriters’ over-allotment option was exercised in full. See Note 1.
In connection with the Public Offering the underwriters were paid a cash underwriting discount of $0.20 per Unit, or $2,875,000 in the aggregate). In addition, the underwriters will be entitled to a deferred fee of $0.35 per Unit, or $5,031,250 in the aggregate). The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
NOTE 7.   FAIR VALUE MEASUREMENTS
The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s financial assets that are measured at fair value at December 31, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	December 31, 2022	December 31, 2021
Assets:
Marketable securities held in the Trust Account	1	$148,744,645	$146,629,787

NOTE 8.   SHAREHOLDERS’ DEFICIT
Preferred Shares — The Company is authorized to issue 1,000,000 preferred shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2022 and December 31, 2021, there were no preferred shares issued or outstanding.
Class A Ordinary Shares — The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. As of December 31, 2022 and December 31, 2021, except for the 14,375,000 Class A ordinary shares subject to possible redemption, there were no Class A ordinary shares issued or outstanding.
Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to one vote for each share. As of December 31, 2022 and December 31, 2021, there were 3,593,750 Class B ordinary shares issued and outstanding.
Only holders of the Class B ordinary shares will have the right to vote on the appointment of directors prior to the Business Combination. Holders of ordinary shares, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as otherwise required by law. In connection with our initial business combination, we may enter into a shareholders agreement or other arrangements with the shareholders of the target or other investors to provide for voting or other corporate governance arrangements that differ from those in effect upon completion of our IPO.
The Class B ordinary shares will automatically convert into the Company’s Class A ordinary shares at the time of its initial business combination on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described herein. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the Company’s initial business combination, the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of ordinary shares outstanding upon the completion of the Initial Public Offering, plus the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial business combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial business combination and any private placement-equivalent warrants issued to the Sponsor, officers or directors upon conversion of working capital loans. Any conversion of Class B ordinary shares described will take effect as a compulsory redemption of Class B ordinary shares and an issuance of Class A ordinary shares as a matter of Cayman Islands law. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.
Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any shares of Class A ordinary share pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A ordinary shares is available, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of residence of the exercising holder, or an exemption from registration is available.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, the Company will use its commercially reasonable efforts to file, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the issuance of the shares of Class A ordinary shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A ordinary shares until the warrants expire or are redeemed. Notwithstanding the above, if the Class A ordinary share is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of Warrants When the Price per Share of Class A Ordinary Share Equals or Exceeds $18.00 — Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per Public Warrant;

•
upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period to each warrant holder; and

•
if, and only if, the last reported sale price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganization, recapitalizations and the like) for any 10 trading days within a 20-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.
The Private Placement Warrants are identical to the Public Warrants underlying the Units being sold in the Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions.
The Company accounts for the 14,437,500 warrants issued in connection with the Initial Public Offering (including 7,187,500 Public Warrants and 7,250,000 Private Place Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that the warrants that are described above are afforded equity classification. Subsequent changes in fair value are not recognized as long as the contracts continue to be classified in equity.
NOTE 9.   SUBSEQUENT EVENTS
Management has evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events, except as noted below, that would have required adjustment or disclosure in the financial statements.
On January 26, 2023, the Company received a demand letter by a purported stockholder of the Company. The demand letter alleges, among other things, that the Company failed to disclose material information regarding the Business Combination Agreement and the Transactions. The demand letter provides that the stockholder reserves all rights, including the right to file a complaint for breach of fiduciary duties and/or violations of federal securities laws. On January 26, 2023, the Company received a second demand letter by a different purported stockholder of the Company. The demand letter alleges, among other things, that the Company failed to disclose material information regarding the Business Combination Agreement and the Transactions. The demand letter provides that the stockholder reserves all rights, including the right to file a complaint in connection with the Business Combination Agreement and the Transactions.
Additional potential plaintiffs may file lawsuits challenging the Business Combination Agreement. The outcome of any future litigation is uncertain. Such litigation, if not resolved, could prevent or delay consummation of the Transactions contemplated by Business Combination Agreement and result in substantial costs to the Company, including any costs associated with the indemnification of directors and officers.
On February 1, 2023, the Company received a written notice (the “Notice”) from the staff of NYSE Regulation of the New York Stock Exchange (“NYSE”) indicating that the Company is not currently in compliance with Section 1003(b)(i)(B) of the NYSE American LLC (“NYSE American”) Company Guide (the “Company Guide”), which requires the Company to maintain a minimum of 300 public shareholders on a continuous basis. On March 2, 2023, the Company delivered a business plan to the NYSE American outlining how the Company intends to cure the deficiency and comply with the NYSE American continued listing requirement. The Company can avoid delisting if, by August 1, 2024, our securities are owned by at least 300 public stockholders. The Company expects that upon completion of an initial business combination we will have at least 300 public stockholders.
The Company’s ordinary shares, warrants and units, which trade under the symbols “GLTA.U,” “GLTA” and “GLTA WS,” respectively, will continue to be listed and traded on the NYSE American during the cure period, subject to the Company’s compliance with the NYSE American’s other applicable continued listing standards, and will bear the indicator “.BC” on the consolidated tape to indicate noncompliance with the NYSE American’s continued listing standards.

ANNEX A
Execution Version
BUSINESS COMBINATION AGREEMENT
by and among
GALATA ACQUISITION CORP.,
GALATA MERGER SUB INC.,
and
MARTI TECHNOLOGIES INC.
Dated as of July 29, 2022

A-i

A-ii

Exhibit A	Form of Investor Rights Agreement
Exhibit B	Form of Amended and Restated Articles of Association
Exhibit C	Form of Written Consent
Exhibit D	Incentive Plan
Schedule A	Company Knowledge Parties
Schedule B	Key Company Stockholders
Schedule C	Director Nominees

A-iii

BUSINESS COMBINATION AGREEMENT
This Business Combination Agreement, dated as of July 29, 2022 (this “Agreement”), is entered into by and among Galata Acquisition Corp. a Cayman Islands exempted company (“SPAC”), Galata Merger Sub Inc., a Delaware corporation and wholly owned direct subsidiary of SPAC (“Merger Sub”), and Marti Technologies Inc., a Delaware corporation (the “Company”).
WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), SPAC and the Company will enter into a business combination transaction pursuant to which on the Closing Date, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of SPAC (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Subsidiary Corporation”);
WHEREAS, for U.S. federal income tax purposes, the Domestication (as defined below) is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code as to which SPAC is a party within the meaning of Section 368(b) of the Code;
WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the Transactions (including the Merger) are in the best interests of the Company and its stockholders, (b) approved and adopted this Agreement and the Transactions (including the Merger), and (c) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Transactions (including the Merger) and directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the Company’s stockholders (the “Company Recommendation”);
WHEREAS, the Board of Directors of SPAC (the “SPAC Board”) has unanimously (a) determined that this Agreement and the Transactions (including the Merger and the Private Placements) are fair to, and in the best interests of, SPAC, (b) approved and adopted this Agreement and the Transactions (including the Merger and the Private Placements) and declared their advisability, and (c) recommended that the shareholders of SPAC approve and adopt this Agreement and approve the Transactions (including the Merger and the Private Placements), and directed that this Agreement and the Transactions (including the Merger and the Private Placements) be submitted for consideration by the shareholders of SPAC at the SPAC Shareholders’ Meeting;
WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has unanimously (a) determined that this Agreement and the Merger are fair to, and in the best interests of, Merger Sub and its sole stockholder, (b) approved and adopted this Agreement and the Transactions (including the Merger) and declared their advisability, and (c) recommended that the sole stockholder of Merger Sub approve and adopt this Agreement and approve the Transactions (including the Merger) and directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the sole stockholder of Merger Sub;
WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, the Company and the Key Company Stockholders, as Company stockholders holding shares of Company Stock sufficient to constitute the Requisite Company Stockholder Approval, are entering into the Stockholder Support Agreement, dated as of the date hereof (the “Stockholder Support Agreement”), providing that, among other things, the Key Company Stockholders will vote their shares of Company Stock in favor of this Agreement and the Transactions (including the Merger);
WHEREAS, in connection with the Closing, certain shareholders of SPAC and certain stockholders of the Company shall enter into an Investor Rights Agreement (the “Investor Rights Agreement”) substantially in the form attached hereto as Exhibit A;
WHEREAS, (i) concurrently with the execution and delivery of this Agreement, (a) SPAC is entering into subscription agreements (the “Subscription Agreements”) with certain investors (“PIPE Investors”) pursuant to which the PIPE Investors, upon the terms and subject to the conditions set forth therein, have agreed to purchase senior convertible notes (the “Convertible Notes”) which are convertible into SPAC Class A Ordinary Shares in a private placement or placements to be consummated on the Closing Date prior to the

Effective Time and (b) the Company is entering into a subscription agreement with a PIPE Investor pursuant to which such PIPE Investor, upon the terms and subject to the conditions set forth therein, have agreed to purchase senior unsecured convertible promissory notes in a private placement and which convertible promissory notes will convert into Convertible Notes on the Closing Date prior to the Effective Time, and (ii) following the date hereof, and prior to the Closing Date, SPAC may enter into one or more additional Subscription Agreements (the “Additional Subscription Agreements”) with certain additional PIPE Investors (the “Additional PIPE Investors”) pursuant to which such Additional PIPE Investors, upon the terms and subject to the conditions set forth therein, will purchase Convertible Notes which are convertible into SPAC Class A Ordinary Shares in a private placement or placements to be consummated on the Closing Date prior to the Effective Time (the private placements described in the foregoing clauses (i) and (ii), collectively, the “Private Placements”); and
WHEREAS, concurrently with the execution and delivery of this Agreement, Galata Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), Gala Investments LLC, a Delaware limited liability company (collectively, the “SPAC Founder Shareholders”), have entered into a letter agreement with the Company and SPAC (the “SPAC Founders Stock Letter”), pursuant to which the SPAC Founder Shareholders have agreed to, among other things, (i) vote all SPAC Founder Shares held by such SPAC Founder Shareholder in favor of the adoption and approval of this Agreement and the Transactions (including the Merger), (ii) effective upon the Closing, waive any and all rights the holder of SPAC Founder Shares has or will have with respect to the adjustment to the initial conversion ratio provided by Section 17.3 of the SPAC Articles of Association that may be triggered from the Private Placements, the Merger and/or the other transactions contemplated hereunder and (iii) be bound by the provisions set forth in Section 7.01.
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
DEFINITIONS
1.01   Certain Definitions.   For purposes of this Agreement:
“Adjusted Company Outstanding Shares” means, with respect to the Triggering Event (or the date on which a Change of Control occurs as described in Section 3.03(c) the sum of (i) the Company Outstanding Shares as of immediately prior to the Effective Time (which include, for the avoidance of doubt, the number of shares of Company Common Stock issuable upon exercise of all Company Options (assuming a cash exercise of such Company Options) that are outstanding, whether vested or unvested, immediately prior to the Effective Time), minus (ii) to the extent any portion of an award of Exchanged Restricted Stock is forfeited, after the Effective Time and prior to the Triggering Event (or the date on which such Change of Control occurs) and, at the time of forfeiture, such portion of such Exchanged Restricted Stock is unvested, any shares of Company Restricted Stock that relate to such portion of the Exchanged Restricted Stock, minus (iii) to the extent any portion of an Exchanged Option is forfeited, after the Effective Time and prior to the Triggering Event (or the date on which such Change of Control occurs) and, at the time of forfeiture, such portion of such Exchanged Option is unvested, any shares of Company Common Stock underlying the Company Option that relates to such portion of the Exchanged Option. For purposes of clarity, (A) the Company Outstanding Shares will be calculated as of immediately prior to the Effective Time (and will not be calculated as of the Triggering Event or the Change of Control) and (B) to the extent a vested Exchanged Option is forfeited after the Effective Time and prior to the Triggering Event (or the date on which such Change of Control occurs), any shares of Company Common Stock underlying the Company Option that relates to such forfeited and vested portion of the Exchanged Option shall be included in the Adjusted Company Outstanding Shares pursuant to subclause (i) above.
“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.
“Ancillary Agreements” means the Investor Rights Agreement, the SPAC Founders Stock Letter, the Stockholder Support Agreement and all other agreements, certificates and instruments executed and delivered by SPAC, Merger Sub or the Company in connection with the Transactions and specifically contemplated by this Agreement.
“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, (ii) the UK Bribery Act 2010, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iv) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (v) similar legislation applicable to the Company or any Company Subsidiary from time to time.
“Article 376 Implementation Communiqué” means the Communiqué on the Implementation of Article 376 of the Turkish Commercial Code published in the official gazette dated September 15, 2018 and numbered 30536.
“Business Combination” has the meaning ascribed to such term in the SPAC Articles of Association.
“Business Data” means all business information and data that is accessed, collected, used, stored, shared, distributed, transferred, disclosed, destroyed, disposed of or otherwise processed by any of the Business Systems or otherwise in the course of the conduct of the business of the Company or any Company Subsidiaries.
“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, NY; provided, that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place,” “non-essential employee” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.
“Business Systems” means all Software, computer hardware (whether general or special purpose), communications and telecommunications networks, servers, peripherals, and computer systems, including any outsourced systems and processes, and any Software and systems provided via the cloud or “as a service” or installed on premises, that are owned or used in the conduct of the business of the Company or any Company Subsidiaries.
“Change of Control” means any transaction or series of transactions (a) following which a person or “group” (within the meaning of Section 13(d) of the Exchange Act) of persons (other than SPAC or the Surviving Subsidiary Corporation), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing more than fifty percent (50%) of the voting power of or economic rights or interests in SPAC or the Surviving Subsidiary Corporation; (b) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (i) the members of the board of directors of SPAC immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the board of directors of the company surviving the combination or, if the surviving company is a subsidiary, the ultimate parent thereof or (ii) the voting securities of SPAC or the Surviving Subsidiary Corporation immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the person resulting from such combination or, if the surviving company is a subsidiary, the ultimate parent thereof; or (c) the result of which is a sale of all or substantially all of the assets of SPAC or the Surviving Subsidiary Corporation to any person.
“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company dated June 16, 2021, as the same may be amended, supplemented or modified from time to time.
“Company Common Stock” means the shares of the Company’s Common Stock, par value $0.000001 per share.
“Company Equity Incentive Plan” means, the Company’s Amended and Restated 2020 Stock Plan as may have been amended, supplemented or modified from time to time.
“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company or any Company Subsidiary and used in the conduct of the business of the Company and its Company Subsidiaries.
“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with all other events, circumstances, changes and effects, (x) would have a material adverse effect on the business, financial condition, assets, liabilities or operations of the Company and the Company Subsidiaries taken as a whole or (y) would prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of any Law or GAAP or IFRS; (b) events or conditions generally affecting the industries or geographic areas in which the Company and the Company Subsidiaries operate; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions (including any escalation or general worsening thereof), or any earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, or other force majeure events, or any epidemic, disease, outbreak or pandemic (including COVID-19 or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement, and including any impact of such pandemics on the health of any officer, employee or consultant of the Company or the Company Subsidiaries); (e) any actions taken or not taken by the Company or the Company Subsidiaries as required by this Agreement or at the request of, or with the written consent of, SPAC; (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities) (provided that this clause (f) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the Transactions); or (g) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (g) shall not prevent a determination that any Effect underlying such failure has resulted in a Company Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Company Material Adverse Effect), except in the cases of clauses (a) through (d), to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other similarly situated participants in the industries in which the Company and the Company Subsidiaries operate.
“Company Merger Shares” means a number of shares equal to (i) the Company Valuation divided by (ii) $10.00.
“Company Option” means an outstanding option to purchase shares of Company Common Stock, whether or not then vested and exercisable, granted under the Company Equity Incentive Plan. For the avoidance of doubt, “Company Options” shall not include any “Company Warrants.”
“Company Outstanding Shares” means, without duplication, as of immediately prior to the Effective Time, the sum of: (i) the number of issued and outstanding shares of Company Common Stock (including any shares of unvested Company Restricted Stock); (ii) the number of shares of Company Common Stock issuable upon the Conversion of Company Preferred Stock; (iii) the number of shares of Company Common Stock issued or issuable upon the exercise of all Company Options (and including, for the avoidance of doubt, any unvested Company Options); and (iv) the shares of Company Common Stock underlying all Company Warrants (after giving effect to the Conversion), in each case of clauses (iii) and (iv), determined on a net exercise basis. For purposes of determining the number of shares of Company Common Stock on a net exercise basis under clauses (iii) and (iv), the per-share value of the Company Common Stock shall be equal to (a) the sum of (1) the Company Valuation plus (2) the aggregate exercise price of all Company Options and Company Warrants divided by (b) the Company Outstanding Shares determined as if the words “net exercise basis” were replaced with the words “cash exercise basis”.

“Company-Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company or any of the Company Subsidiaries.
“Company Preferred Stock” means the Company Series A Preferred Stock and the Company Series B Preferred Stock.
“Company Restricted Stock” means the outstanding restricted shares of Company Common Stock.
“Company Series A Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.000001 per share, designated as Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock, in each case, in the Company Certificate of Incorporation.
“Company Series B Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.000001 per share, designated as Series B-1 Preferred Stock, Series B-2 Preferred Stock or Series B-3 Preferred Stock, in each case, in the Company Certificate of Incorporation.
“Company Stock” means the Company Common Stock and the Company Preferred Stock.
“Company Subsidiary” means each Subsidiary of the Company.
“Company Valuation” means $450,000,000.
“Company Voting Agreement” means that certain Amended and Restated Voting Agreement, dated as of June 16, 2021, by and among the Company and the parties named therein.
“Confidential Information” means any information, knowledge or data concerning the businesses or affairs of (a) the Company or the Company Subsidiaries that is not already generally available to the public, or (b) any Suppliers or customers of the Company or any Company Subsidiaries, in each case that either (x) the Company or the Company Subsidiaries are bound to keep confidential or (y) with respect to clause (a), the Company or the applicable Company Subsidiary purport to maintain as a trade secret under applicable Laws.
“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof.
“COVID-19 Measures” means any quarantine, “shelter in place,” “work from home,” workforce reduction, social distancing, shut down, closure, sequester, safety or any other Law, Governmental Order, Action, directive, guidelines or recommendations by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES) or any changes thereto.
“Disabling Devices” means Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner, other than those incorporated by the Company or the applicable third party intentionally to protect Company IP from misuse or otherwise protect the Business Systems.
“Earnout Period” means the time period between the Closing Date and the five-year anniversary of the Closing Date.
“Eligible Company Equityholders” means, with respect to the Triggering Event or a Change of Control, each holder, as of immediately prior to the Effective Time, of (a) a share of Company Common Stock (after taking into account the Conversion), or (b) a Company Option or shares of Company Restricted Stock. The Eligible Company Equityholders with respect to the Triggering Event or a Change of Control shall include the holder of a Company Option or shares of Company Restricted Stock to the extent (i) the Exchanged Option or Exchanged Restricted Stock, as applicable, related to such Company Option or shares of Company Restricted Stock, as applicable, became vested after the Effective Time but prior to the Triggering Event or Change of Control or (ii) the Exchanged Option or Exchanged Restricted Stock, as applicable, related to such Company Option or shares of Company Restricted Stock, as applicable, remained outstanding but unvested as of the Triggering Event or Change of Control. The Eligible Company Equityholders with respect to the Triggering Event or a Change of Control shall not include the holder of a Company Option or shares of Company Restricted Stock, as applicable, to the extent the Exchanged Option or Exchanged Restricted Stock, as applicable, related to such Company Option or shares of Company Restricted Stock, as applicable, was forfeited after the Effective Time but prior to the Triggering Event or Change of Control and, at the time of such forfeiture, the Exchanged Option or Exchanged Restricted Stock, as applicable, was unvested. For purposes of clarity, the Eligible Company Equityholders with respect to the Triggering Event or a Change of Control will include the holder of a Company Option to the extent the Exchanged Option related to such Company Option was forfeited after the Effective Time but prior to the Triggering Event or Change of Control and, at the time of such forfeiture, the Exchanged Option was vested.
“Employee Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and any bonus, stock option, stock purchase, restricted stock, other equity-based compensation, performance award, incentive, deferred compensation, health, welfare, retiree medical or life insurance, death or disability benefit, supplemental retirement, severance, retention, change in control, employment, consulting, fringe benefit, sick pay, vacation, or other employee benefit plan, program or arrangement, whether written or unwritten, other than, in any case, any statutory plan, program or arrangement that is required under applicable Laws and maintained by any Governmental Authority.
“Environmental Laws” means any Laws relating to: (i) releases or threatened releases of, or exposure of any person to, Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; (iii) pollution or protection of the environment, natural resources or human health and safety; (iv) land use; or (v) the characterization of products or services as renewable, green, sustainable, or similar such claims.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer, and import controls.
“Exchange Act” means the Securities Exchange Act of 1934.
“Exchange Ratio” means the following ratio (rounded to ten decimal places): (i) the Company Merger Shares divided by (ii) the Company Outstanding Shares.
“GAAP” means United States generally accepted accounting principles, consistently applied.
“Governmental Order” means any ruling, order, judgment, injunction, edict, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.
“Hazardous Substance(s)” means (i) petroleum and petroleum products, including crude oil and any fractions thereof, (ii) polychlorinated biphenyls, per- and polyfluoroalkyl substances, asbestos and radon, and (iii) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Independent Director” has the meaning ascribed to such term in Rule 10A-3 under the Exchange Act.
“Intellectual Property” means (i) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof, (ii) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing, (iii) copyrights, and other works of authorship

(whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof, (iv) trade secrets, know-how (including ideas, formulas, compositions and inventions (whether or not patentable or reduced to practice)), and database rights, Internet domain names and social media accounts, (v) all other intellectual property or proprietary rights of any kind or description, and (vi) copies and tangible embodiments of any of the foregoing, in whatever form or medium.
“Investors’ Rights Agreement” means that certain Amended and Restated Investors’ Rights Agreement, dated June 16, 2021, by and among the Company and the parties named therein.
“Key Company Stockholders” means the persons and entities listed on Schedule B.
“knowledge” or “to the knowledge” of a person means in the case of the Company, the actual knowledge of each persons listed on Schedule A after reasonable inquiry of the individuals with operational responsibility in the functional area of such person, and in the case of SPAC, the actual knowledge of Daniel Freifeld and Michael Tanzer after reasonable inquiry.
“Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.
“Leased Real Property” means the real property leased by the Company or Company Subsidiaries as tenant, together with, to the extent leased by the Company or Company Subsidiaries, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or Company Subsidiaries relating to the foregoing.
“Letter Agreement” means that certain Letter Agreement, dated July 8, 2021, among SPAC, its officers and directors, and the Sponsor.
“Lien” means any lien, security interest, mortgage, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities laws).
“Merger Sub Organizational Documents” means the certificate of incorporation and bylaws of Merger Sub, as amended, modified or supplemented from time to time.
“Open Source Software” means any Software that is licensed pursuant to (i) any license that is a license approved by the open source initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), (ii) any license to Software that is considered “free” or “open source software” by the Open Source Initiative or the Free Software Foundation, or (iii) any Reciprocal License, in each case whether or not source code is available or included in such license.
“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.
“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council.
“Per Share Consideration” means the Per Share Merger Consideration and the Per Share Earnout Consideration.
“Per Share Earnout Consideration” means, with respect to the Triggering Event (or the date on which a Change of Control occurs as described in Section 3.03(c), with respect to each Eligible Company Equityholder, a number of shares of SPAC Class A Ordinary Shares equal to (i) the number of Earnout Shares, if any, applicable to the Triggering Event or Change of Control, divided by (ii) the Adjusted Company Outstanding Shares.

“Per Share Merger Consideration” means, with respect to any Person who holds Company Common Stock immediately prior to the Effective Time, for each share of Company Common Stock so held a number of SPAC Class A Ordinary Shares equal to the Exchange Ratio.
“Permitted Liens” means (i) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the current use of the Company’s or any Company Subsidiary’s assets that are subject thereto, (ii) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens, (iii) Liens for Taxes not yet due and delinquent or, if delinquent, which are being contested in good faith through appropriate actions and for which appropriate reserves have been established in accordance with IFRS, (iv) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (v) non-exclusive licenses (or sublicenses) of Company-Owned IP granted in the ordinary course of business, (vi) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, and (vii) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest.
“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.
“Personal Information” means information related to an identified individual, household or device (e.g., name, address, telephone number, IP address, email address, financial account number, government-issued identifier).
“PIPE Investment Amount” means $47,500,000.
“Plan” means each Employee Benefit Plan that is maintained, contributed to, required to be contributed to, or sponsored by the Company or any Company Subsidiary or under which the Company or any Company Subsidiary has any liability (contingent or otherwise).
“Privacy/Data Security Laws” means all Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information, including, the following Laws and their implementing regulations: the General Data Protection Regulation (EU) 2016/679 and the Turkish Data Protection Law.
“Private Placement SPAC Warrants” means whole warrants to purchase SPAC Class A Ordinary Shares as contemplated under the SPAC Warrant Agreement, with each whole warrant exercisable for one SPAC Class A Ordinary Share at an exercise price of $11.50.
“Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed or otherwise made available by or on behalf of the Company or any Company Subsidiary, from which the Company or any Company Subsidiary has derived previously, is currently deriving or is scheduled to derive, revenue from the sale or provision thereof.
“Public SPAC Warrants” means whole warrants to purchase SPAC Class A Ordinary Shares as issued by SPAC in connection with its initial public offering, with each whole warrant exercisable for one SPAC Class A Ordinary Share at an exercise price of $11.50, excluding, for the avoidance of doubt, the Private Placement SPAC Warrants.
“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon (i) the disclosure, distribution or licensing of any other Software (other than such item of Software as provided by a third party in its unmodified form), (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no charge, (iii) a requirement that any other licensee of the Software be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any such other Software, (iv) a requirement that such other Software be redistributable by other licensees, or (v) the grant of any patent rights (other than patent rights in such item of Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Software).
“Redemption Rights” means the redemption rights provided for in Sections 8 and 49 of the SPAC Articles of Association.
“Registered Intellectual Property” means all Intellectual Property that is the subject of a registration (or an application for registration) with a Governmental Authority or domain name registrar, including domain names.
“Requisite Company Stockholder Approval” means the requisite consent of the Company’s stockholders under the DGCL and the Company Certificate of Incorporation and bylaws (or any equivalent organizational documents) of the Company to approve this Agreement and the Transactions (including the Merger), which shall require the affirmative vote of (a) the holders of a majority of the outstanding shares of Company Stock, voting together as a single class on an as-converted basis, and (b) the holders of a majority of the outstanding shares of Company Preferred Stock, voting together as a single class, which majority must include the holders of fifty-six percent (56%) of the outstanding shares of Company Series B Preferred Stock, voting together as a single class.
“Right of First Refusal and Co-Sale Agreement” means that certain Amended and Restated Right of First Refusal and Co-Sale Agreement, dated June 16, 2021, by and among the Company and the parties named therein.
“Sanctioned Person” means at any time any person (i) listed on any Sanctions-related list of designated or blocked persons, (ii) the government of, resident in, or organized under the laws of a country or territory that is the subject of comprehensive restrictive Sanctions from time to time (which includes, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region), or (iii) majority-owned or controlled by any of the foregoing.
“Sanctions” means those trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including the U.S. Treasury Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) Her Majesty’s Treasury, or (v) any other similar governmental authority with jurisdiction over the Company or any Company Subsidiary from time to time.
“Service Provider” means any employee, officer, director, individual independent contractor or individual consultant of the Company or any Company Subsidiary.
“Software” means all computer programs applications, middleware, firmware, or other computer software (in object code, bytecode or source code format) and related documentation and materials.
“SPAC Articles of Association” means the Amended and Restated Memorandum and Articles of Association of SPAC, dated July 8, 2021.
“SPAC Class A Ordinary Shares” means SPAC’s Class A ordinary shares, par value $0.0001 per share.
“SPAC Founder Shares” means SPAC’s Class B ordinary shares, par value $0.0001 per share.
“SPAC Material Adverse Effect” means any event, circumstance, change or effect (collectively “Effect”) that, individually or in the aggregate with all other events, circumstances, changes and effects, (i) would have a material adverse effect on the business, financial condition, assets, liabilities or operations of SPAC or (ii) would prevent, materially delay or materially impede the performance by SPAC or Merger Sub of their respective obligations under this Agreement or the consummation of the Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a SPAC Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of any Law or GAAP; (b) events or conditions generally affecting the industries or geographic areas in which SPAC operates; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions (including any escalation or general worsening thereof), or any earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions or other force majeure events, or any epidemic, disease, outbreak or pandemic (including COVID-19 or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement, and including any impact of such pandemics on the health of any officer, employee or consultant of the Company or the Company Subsidiaries); (e) any actions taken or not taken by the SPAC or Merger Sub as required by this Agreement or at the request of, or with the written consent of, the Company; (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities) (provided that this clause (f) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the Transactions); or (g) the accounting treatment of the SPAC Warrants (except in the cases of clauses (a) through (d) and clause (g), to the extent that SPAC is disproportionately affected thereby as compared with other similarly situated participants in the industry in which SPAC operates). Notwithstanding the foregoing, the amount of redemptions from the Trust Fund pursuant to the exercise of Redemption Rights shall not be deemed to be a SPAC Material Adverse Effect.
“SPAC Organizational Documents” means the SPAC Articles of Association, the Trust Agreement and the SPAC Warrant Agreement, in each case as amended, modified or supplemented from time to time.
“SPAC Unit” means one SPAC Class A Ordinary Share and one-half of one SPAC Warrant.
“SPAC Warrant Agreement” means that certain warrant agreement dated July 8, 2021, by and between SPAC and Continental Stock Transfer & Trust Company, as amended, modified or supplemented from time to time.
“SPAC Warrants” means the Public SPAC Warrants and the Private Placement SPAC Warrants.
“Special Resolution” has the meaning given to such term in the Companies Act.
“Subsidiary” means, with respect to a person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.
“Supplier” means any person that supplies inventory or other materials or personal property, Software, components, or other goods or services (including, design, development and manufacturing services) that comprise or are utilized in, including in connection with the design, development, manufacture or sale of, the Products of the Company or any Company Subsidiary.
“Tax” or “Taxes” means any and all taxes, duties, levies or other similar governmental assessments, charges and fees in the nature of a tax imposed by any Governmental Authority, including, but not limited to, income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, withholding, occupancy, license, severance, capital, production, ad valorem, excise, windfall profits, customs duties, real property, personal property, sales, use, turnover, value added and franchise taxes, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect thereto by a Governmental Authority.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof, in each case provided or required to be provided to a Governmental Authority.
“Trading Day” means any day on which SPAC Class A Ordinary Shares are actually traded on the principal securities exchange or securities market on which SPAC Class A Ordinary Shares are then traded.
“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule and the Ancillary Agreements.

“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents.
“Treasury Regulations” means the United States Treasury Regulations issued pursuant to the Code.
“Triggering Event” means the date on which the daily volume-weighted average sale price of one SPAC Class A Ordinary Share quoted on the New York Stock Exchange (or the exchange on which the SPAC Class A Ordinary Shares are then listed) is greater than or equal to $20.00 for any ten (10) Trading Days (which may or may not be consecutive) within any twenty (20) consecutive Trading Day period within the Earnout Period.
“Turkish Commercial Code” means the Turkish Commercial Code, numbered 6102.
“Turkish Consumer Law” means the Act on the Protection of the Consumers, numbered 6502, and any subordinated legislation, including without limitation; the Warranty Certificate Regulation, the After-Sales Services Regulation and the Regulation on the Liability for Losses from Defective Products.
“Turkish Data Protection Law” means the Act on the Protection of Personal Data Protection, numbered 6698, and any subordinated legislation, as well as all formal guidance issued by the Turkish Personal Data Protection Authority, each to the extent in force, implemented, and applicable, and each as amended, consolidated or replaced from time to time.
“Turkish Enforcement and Insolvency Act” means the Enforcement and Bankruptcy Act, numbered 2004.
“Turkish Product Liability Act” means the Product Safety and Technical Specifications Act, numbered 7223.
“Turkish Labor Act” means the Labor Act, numbered 4857.
“Virtual Data Room” means the virtual data room established by the Company, access to which was given to SPAC in connection with its due diligence investigation of the Company relating to the Transactions.
1.02   Further Definitions.   The following terms have the meaning set forth in the Sections set forth below:
Defined Term	Location of Definition
3/31 Balance Sheet	§ 4.07(b)
Action	§ 4.09
Additional PIPE Investors	Recitals
Additional Subscription Agreements	Recitals
Agreement	Preamble
Alternative Transaction	§ 7.01(a)
Amended and Restated Articles of Association	§ 2.04(a)
Antitrust Laws	§ 7.12(a)
Audited Annual Financial Statements	§ 4.07(a)
Blue Sky Laws	§ 4.05(b)
Certificates	§ 3.02(b)
Claims	§ 6.03
Closing	§ 2.02(b)
Closing Date	§ 2.02(b)
Code	§ 3.02(g)
Companies Act	2.04(a)
Company	Preamble
Company Awards	§ 4.03(b)
Company Board	Recitals

Defined Term	Location of Definition
Company Closing Statement	§ 3.04
Company Disclosure Schedule	Article IV
Company D&O Insurance	§ 7.07(c)
Company Interested Party Transaction	§ 4.21(a)
Company Permit	§ 4.06
Company Recommendation	Recitals
Company Warrants	§ 4.03(b)
Confidentiality Agreement	§ 7.05(b)
Contracting Parties	§ 10.11
Conversion	§ 3.01(a)
Convertible Notes	Recitals
COVID-19 Relief	§ 4.25
D&O Insurance	§ 7.07(c)
Data Security Requirements	§ 4.13(h)
Domestication	§ 2.05
Earnout Shares	§ 3.03(a)
Effective Time	§ 2.02(a)
Environmental Permits	§ 4.15
Exchange Agent	§ 3.02(a)
Exchange Fund	§ 3.02(a)
Exchanged Option	§ 3.01(c)
Exchanged Restricted Stock	§ 3.01(d)
Governmental Authority	§ 4.05(b)
IFRS	§ 4.07(a)
Incentive Plan	§ 7.06
Incentive Plan Proposal	§ 7.02(a)
Investor Rights Agreement	Recitals
IRS	§ 4.14(j)
Lease	§ 4.12(b)
Lease Documents	§ 4.12(b)
Letter of Transmittal	§ 3.02(b)
Material Contracts	§ 4.16(a)
Material Suppliers	§ 4.17
Maximum Annual Premium	§ 7.07(c)
Merger	Recitals
Merger Materials	§ 7.02(a)
Merger Sub	Recitals
Merger Sub Board	Recitals
Merger Sub Common Stock	§ 5.03(b)
Nonparty Affiliates	§ 10.11
Outside Date	§ 9.01(b)
Overall Share Limit	7.06
PIPE Investors	Recitals

Defined Term	Location of Definition
Plan	§ 4.10(a)
Private Placements	Recitals
Proxy Statement	§ 7.02(a)
Public Subsidies	§ 4.24
Registration Statement	§ 7.02(a)
Remedies Exceptions	§ 4.04
Representatives	§ 7.05(a)
Required SPAC Proposals	§ 7.02(a)
SEC	§ 5.07(a)
Securities Act	§ 4.05(b)
Side Letter Agreements	§ 4.21(b)
SPAC	Preamble
SPAC Alternative Transaction	§ 7.01(d)
SPAC Board	Recitals
SPAC D&O Insurance	§ 7.07(d)
SPAC Disclosure Schedule	Article V
SPAC Founder Shareholders	Recitals
SPAC Founders Stock Letter	Recitals
SPAC Material Contracts	§ 5.19(a)
SPAC Preference Shares	§ 5.03(a)
SPAC SEC Reports	§ 5.07(a)
SPAC Shareholder Approval	§ 5.04
SPAC Shareholders’ Meeting	§ 7.02(a)
SPAC Tail Policy	§ 7.07(d)
Sponsor	Recitals
Subscription Agreements	Recitals
SPAC	Recitals
Surviving Subsidiary Corporation	Recitals
Terminating Company Breach	§ 9.01(f)
Terminating SPAC Breach	§ 9.01(g)
Trust Account	§ 5.13
Trust Agreement	§ 5.13
Trust Fund	§ 5.13
Trustee	§ 5.13
Written Consent	§ 7.03
Written Consent Failure	§ 7.03
1.03   Construction.
(a)   Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this Agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (vi) the word “including” means “including without limitation,” (vii) the word “or” shall be disjunctive but not exclusive, (viii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto (ix) references to any Law shall include all rules and regulations promulgated thereunder and references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law and (x) the phrase “made available” when used in this Agreement with respect to the Company means that the information or materials referred to have been posted to the Virtual Data Room in each case, on or prior to July 28, 2022.
(b)   The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.
(c)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.
(d)   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP or IFRS, as applicable.
ARTICLE II
AGREEMENT AND PLAN OF MERGER
2.01   The Merger.
(a)   Upon the terms and subject to the conditions set forth in set forth in this Article II and Article VIII in accordance with the DGCL, on the Closing Date at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (provided that references to the Company for periods after the Effective Time shall include the Surviving Subsidiary Corporation) as a direct wholly owned subsidiary of SPAC.
2.02   Effective Time; Closing.
(a)   At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the date and time of the filing of such certificate of merger (or such later time as may be agreed by each of the parties hereto and specified in the certificate of merger) being the “Effective Time”).
(b)   No later than three (3) Business Days after the date of the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing) (the date the Closing occurs, the “Closing Date”), immediately prior to such filing of a certificate of merger in accordance with Section 2.02(a) with respect to the Merger, the closing (the “Closing”) shall be held by electronic exchange of deliverables and release of signatures for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII.
(c)   For the avoidance of doubt, on the Closing Date, the Private Placements shall be consummated prior to the Merger and the Effective Time.
2.03   Effect of the Merger.
(a)   At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Subsidiary Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Subsidiary Corporation.

2.04   Amended and Restated SPAC Organizational Documents; Certificate of Incorporation and Bylaws of Surviving Subsidiary Corporation; Directors and Officers of Surviving Subsidiary Corporation; Investor Rights Agreement.
(a)   At the Effective Time, SPAC shall, subject to obtaining the approval of a Special Resolution at the SPAC Shareholders’ Meeting, file a Second Amended and Restated Memorandum and Articles of Association, in substantially the form attached as Exhibit B hereto (the “Amended and Restated Articles of Association”) with the Registrar of Companies in the Cayman Islands, and the Amended and Restated Articles of Association shall be adopted as the articles of association of SPAC until thereafter amended as provided by the Cayman Islands Companies Act (As Revised) (the “Companies Act”).
(b)   At the Effective Time, the certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Subsidiary Corporation until thereafter amended in accordance with their terms and as provided by the DGCL (subject to Section 7.07).
(c)   The parties will take all requisite action such that the initial directors of the Surviving Subsidiary Corporation immediately after the Effective Time shall be the individuals designated by the Company prior to the Closing, each to hold office in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Subsidiary Corporation and until their respective successors are duly elected or appointed and qualified.
(d)   At the Closing, SPAC shall deliver to the Company a copy of the Investor Rights Agreement duly executed by SPAC and the shareholders of SPAC party thereto.
2.05   Tax Consequences.
(a)   The parties hereto acknowledge and agree that for U.S. federal income tax purposes, it is intended that (i) SPAC will convert to a U.S. tax resident corporation by reason of Section 7874(b) of the Code as of the end of the day immediately preceding the Closing Date in a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code pursuant to Treasury Regulations Section 1.7874-2(j)(1) (the “Domestication”), (ii) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) with respect to the Domestication, and (iii) SPAC will be a party to the Domestication within the meaning of Section 368(b) of the Code.
ARTICLE III
EFFECTS OF THE MERGER
3.01   Conversion of Securities.
(a)   On the date one day prior to the Closing Date, (i) each Company Warrant that is issued and outstanding and unexercised one day prior to the Closing Date shall be exchanged on a cashless basis for shares of Company Preferred Stock in accordance with the applicable provisions of such Company Warrant and immediately thereafter (ii) each share of Company Preferred Stock that is issued and outstanding one day prior to the Closing Date (including the Company Warrants converted to Company Preferred Stock pursuant to clause (i)) shall automatically convert into a number of shares of Company Common Stock at the then-effective conversion rate as calculated pursuant to Article 4.1.1 of the Company Certificate of Incorporation (clauses (i) and (ii) together, the “Conversion”). After the Conversion, all of the shares of Company Preferred Stock and all of the Company Warrants shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock or Company Warrants shall thereafter cease to have any rights with respect to such securities and shall be a holder of Company Common Stock.
(b)   At the Effective Time, by virtue of the Merger and without any action on the part of the Merger Sub, the Company or the holders of any of the following securities:
(i)   each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Common Stock resulting from the Conversion but excluding shares of Company Restricted Stock) shall be canceled and converted into the right to receive (A) the applicable Per Share Merger Consideration and (B) upon the Triggering Event (or the date on which a Change of Control occurs as described in Section 3.03(c), the Per Share Earnout Consideration (with any fractional share to which any holder of Company Common Stock would otherwise be entitled rounded down to the nearest whole share) in accordance with Section 3.03, in each case, without interest;
(ii)   all shares of Company Stock held in the treasury of the Company shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto; and
(iii)   each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.000001 per share, of the Surviving Subsidiary Corporation.
(c)   At the Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested, shall, automatically and without any required action on the part of the holder thereof be assumed and converted into (i) an option to purchase a number of SPAC Class A Ordinary Shares (such option, an “Exchanged Option”) equal to (A) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio (such product rounded down to the nearest whole share), at an exercise price per share (rounded up to the nearest whole cent) equal to (1) the exercise price per share of such Company Option immediately prior to the Effective Time, divided by (2) the Exchange Ratio, and (ii) the contingent right to receive a number of Earnout Shares (with respect to each holder, rounded down to the nearest whole number of Earnout Shares) in accordance with Section 3.03 equal to (A) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time (but excluding any share of Company Common Stock described in clause (iii) of the definition of “Adjusted Company Outstanding Shares”) multiplied by (B) the Per Share Earnout Consideration. Except as specifically provided above, following the Effective Time, each Exchanged Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option immediately prior to the Effective Time, except (x) to the extent such terms or conditions are rendered inoperative by the Merger or any related transactions and (y) any repurchase rights applicable to the corresponding Company Option (or the shares underlying such Company Option) will lapse and will not apply to such Exchanged Option.
(d)   At the Effective Time, each award of Company Restricted Stock that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be assumed and converted into (i) an award covering a number of restricted SPAC Class A Ordinary Shares (such award of restricted shares, “Exchanged Restricted Stock”) equal to (A) the number of shares of Company Restricted Stock subject to such award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio (such product rounded down to the nearest whole share), and (ii) the contingent right to receive a number of Earnout Shares (with respect to each holder, rounded down to the nearest whole number of Earnout Shares) in accordance with Section 3.03 equal to (A) the number of shares of Company Restricted Stock subject to such award immediately prior to the Effective Time (but excluding any share of Company Restricted Stock described in clause (ii) of the definition of “Adjusted Company Outstanding Shares”) multiplied by (B) the Per Share Earnout Consideration applicable to the holder of such award. Except as specifically provided above, following the Effective Time, each award of Exchanged Restricted Stock shall continue to be governed by the same terms and conditions (including vesting and repurchase terms) as were applicable to the corresponding award of Company Restricted Stock immediately prior to the Effective Time, except (x) to the extent such terms or conditions are rendered inoperative by the Merger and any related transactions and (y) any repurchase rights applicable to the corresponding Company Restricted Stock will lapse and will not apply to such Exchanged Restricted Stock.
(e)   On the Closing Date immediately before the Effective Time, in accordance with the SPAC Articles of Association, each SPAC Founder Share that is outstanding immediately prior to the Effective Time shall be converted, on a one-for-one basis, into a SPAC Class A Ordinary Share, subject to subsequent application of the SPAC Founders Stock Letter.

(f)   At or prior to the Effective Time (as applicable), the parties hereto and their respective boards, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Common Stock pursuant to Section 3.01(b), the treatment of the Company Warrants pursuant to Section 3.01(a), the treatment of the Company Options pursuant to Section 3.01(c), the treatment of the Company Restricted Stock pursuant to Section 3.01(d), the treatment of SPAC Founder Shares pursuant to Section 3.01(e) and/or to cause any disposition or acquisition of equity securities of SPAC pursuant to the transactions contemplated hereby or pursuant to the Private Placements, as applicable, by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act, with respect to SPAC who will (or is reasonably expected to) become subject to such reporting requirements with respect to SPAC to be exempt under Rule 16b-3 under the Exchange Act.
3.02   Exchange of Certificates.
(a)   Exchange Agent.   Prior to the Closing Date, SPAC shall cause to be transferred or deposited into a balance account (or the applicable equivalent), with an exchange agent designated by the Company and reasonably satisfactory to SPAC (the “Exchange Agent”), for the benefit of the holders of the Company Stock, for exchange in accordance with this Article III, the number of SPAC Class A Ordinary Shares sufficient to deliver the aggregate Per Share Consideration payable pursuant to this Agreement (such shares being hereinafter referred to as the “Exchange Fund”). SPAC shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the Per Share Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.
(b)   Exchange Procedures for Company Stock.
(i)   As promptly as practicable after the Effective Time, if required by the Exchange Agent, SPAC shall use its reasonable best efforts to cause the Exchange Agent to mail to each holder of Company Stock evidenced by certificates (the “Certificates”) entitled to receive the applicable Per Share Consideration pursuant to Section 3.01, a letter of transmittal, which shall be in a form reasonably acceptable to SPAC and the Company (the “Letter of Transmittal”) and shall specify (A) that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and (B) instructions for use in effecting the surrender of the Certificates pursuant to the Letter of Transmittal. Prior to the Effective Time, SPAC shall enter into an agreement with the Exchange Agent providing that, following the surrender to the Exchange Agent of all Certificates held by such holder for cancellation (but in no event prior to the Effective Time), together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Certificates shall be entitled to receive in exchange therefore, and the Exchange Agent shall deliver the applicable Per Share Merger Consideration in accordance with the provisions of Section 3.01, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.02, each Certificate entitled to receive the applicable Per Share Consideration in accordance with Section 3.01 shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the applicable Per Share Consideration that such holder is entitled to receive in accordance with the provisions of Section 3.01.
(ii)   SPAC shall use its reasonable best efforts to cause the Exchange Agent to issue to each holder of Company Stock represented by book entry the applicable Per Share Merger Consideration in accordance with the provisions of Section 3.01, without such holder being required to deliver a Certificate or Letter of Transmittal to the Exchange Agent.
(c)   No Further Rights in Company Stock.   The Per Share Consideration payable upon conversion of the Company Stock (including shares of Company Common Stock resulting from the conversion of Company Preferred Stock described in Section 3.01(a)) or pursuant to Section 3.03 in accordance with the terms hereof, shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Stock.
(d)   Adjustments to Per Share Consideration.   The Per Share Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the

Company Stock occurring on or after the date hereof and prior to the Effective Time; provided, however, that this Section 3.02(d) shall not be construed to permit SPAC or the Company to take any actions with respect to its securities that is prohibited by this Agreement.
(e)   Termination of Exchange Fund.   Any portion of the Exchange Fund that remains undistributed to the holders of Company Stock for one year after the Effective Time shall be delivered to SPAC, upon demand, and any holders of Company Stock, who have not theretofore complied with this Section 3.02 shall thereafter look only to SPAC for the applicable Per Share Consideration, other than as provided in Section 3.03. Any portion of the Exchange Fund remaining unclaimed by holders of Company Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of SPAC free and clear of any claims or interest of any person previously entitled thereto.
(f)   No Liability.   None of the Exchange Agent, SPAC or the Surviving Subsidiary Corporation shall be liable to any holder of Company Stock (including shares of Company Common Stock resulting from the conversion of Company Preferred Stock or Company Warrants described in Section 3.01(a)) for any SPAC Class A Ordinary Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 3.02.
(g)   Withholding Rights.   Notwithstanding anything in this Agreement to the contrary, each of the Company, SPAC, Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from amounts (including shares, warrants, options or other property) otherwise payable, issuable or transferable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to such payment, issuance or transfer under the United States Internal Revenue Code of 1986 (the “Code”) or any provision of state, local or non-U.S. Tax Law. If the applicable withholding agent intends to withhold any Taxes from any amounts payable to holders of equity interests in the Company (other than with respect to any withholding (i) on amounts treated as compensation for applicable tax purposes or (ii) relating to a failure by the Company to deliver, at or prior to the Closing, the deliverable contemplated in Section 7.14(e)), the applicable withholding agent shall use reasonable best efforts to provide prior notice of such withholding to the Company as soon as reasonably practicable after it determines withholding is required and shall reasonably cooperate to reduce or eliminate such withholding to the extent permissible under applicable Law. To the extent that amounts are deducted or withheld consistent with this Section 3.02(g) and timely paid to the applicable Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid, issued or transferred to the person in respect of which such deduction and withholding was made.
(h)   Lost Certificates.   If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent or, solely in respect of Earnout Shares issuable pursuant to Section 3.03, SPAC, will issue or cause to be issued in exchange for such lost, stolen or destroyed Certificate, the applicable Per Share Consideration that such holder is otherwise entitled to receive pursuant to, and in accordance with, the provisions of Section 3.01 or Section 3.03, as applicable.
(i)   Fractional Shares.   No fractional SPAC Class A Ordinary Shares shall be issued upon the exchange of Company Common Stock and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a shareholder of the SPAC or a holder of shares of SPAC Class A Ordinary Shares. In lieu of any fractional SPAC Class A Ordinary Shares to which any holder of Company Common Stock would otherwise be entitled in connection with the payment of the Per Share Merger Consideration, the Exchange Agent shall round up or down to the nearest whole SPAC Class A Ordinary Share. No cash settlements shall be made with respect to fractional shares eliminated by rounding.
3.03   Earnout.
(a)   Following the Closing, as additional consideration for the Company interests acquired in connection with the Merger, within five Business Days after the occurrence of the Triggering Event, SPAC shall issue or cause to be issued to the Eligible Company Equityholders 9,000,000 SPAC Class A Ordinary Shares (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to SPAC Class A Ordinary Shares occurring after the Closing) (the “Earnout Shares”) constituting the Per Share Earnout Consideration (which Earnout Shares, for the avoidance of doubt, shall be issued as SPAC Class A Ordinary Shares to all Eligible Company Equityholders), upon the terms and subject to the conditions set forth in this Agreement and the Ancillary Agreements.
(b)   For the avoidance of doubt, the Eligible Company Equityholders with respect to the Triggering Event shall be entitled to receive Earnout Shares upon the occurrence of the Triggering Event; provided, however, that in no event shall the Eligible Company Equityholders be entitled to receive more than an aggregate of 9,000,000 Earnout Shares pursuant to this Section 3.03 (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to SPAC Class A Ordinary Shares occurring after the Closing).
(c)   If, during the Earnout Period, there is a Change of Control pursuant to which SPAC or its stockholders have the right to receive consideration implying a value per SPAC Class A Ordinary Share (as agreed in good faith by the Sponsor and the board of directors of SPAC) of greater than or equal to $20.00, then, (i) immediately prior to such Change of Control, SPAC shall issue 9,000,000 SPAC Class A Ordinary Shares (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to SPAC Class A Ordinary Shares occurring after the Closing) to the Eligible Company Equityholders with respect to the Change of Control, and (ii) thereafter, this Section 3.03 shall terminate and no further Earnout Shares shall be issuable hereunder.
(d)   The SPAC Class A Ordinary Share price target set forth in the definition of Triggering Event, and in Section 3.03(c) shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to SPAC Class A Ordinary Shares occurring after the Closing.
(e)   At all times during the Earnout Period, SPAC shall keep available for issuance a sufficient number of unissued SPAC Class A Ordinary Shares to permit SPAC to satisfy in full its issuance obligations set forth in this Section 3.03 and shall take all actions reasonably required (including by convening any stockholder meeting) to increase the authorized number of SPAC Class A Ordinary Shares if at any time there shall be insufficient unissued SPAC Class A Ordinary Shares to permit such reservation. In no event will any right to receive Earnout Shares be represented by any negotiable certificates of any kind, and in no event will any holder of a contingent right to receive Earnout Shares take any steps that would render such rights readily marketable.
(f)   SPAC shall take such actions as are reasonably requested by the Eligible Company Equityholders to evidence the issuances pursuant to this Section 3.03, including through the provision of an updated stock ledger showing such issuances (as certified by an officer of SPAC responsible for maintaining such ledger or the applicable registrar or transfer agent of SPAC).
(g)   During the Earnout Period, SPAC shall use reasonable best efforts for SPAC to remain listed as a public company on, and for the SPAC Class A Ordinary Shares (including, when issued, the Earnout Shares) to be tradable over the national securities exchange (as defined under Section 6 of the Exchange Act) on which the SPAC Class A Ordinary Shares are then listed; provided, however, that subject to Section 3.03(c), the foregoing shall not limit SPAC from consummating a Change of Control or entering into a Contract that contemplates a Change of Control.
(h)   Any payment of Earnout Shares in respect of Company Common Stock (taking into account the Conversion) to an Eligible Company Equityholder hereunder shall be treated as comprised of two components, respectively, a principal component and an interest component, the amounts of which shall be determined as provided in Treasury Regulations Section 1.483-4(b) example (2) using the 3-month test rate of interest provided for in Treasury Regulations Section 1.1274-4(a)(1)(ii) employing the semi-annual compounding period. Notwithstanding anything to the contrary in this Agreement, as to the payment of Earnout Shares to each Eligible Company Equityholder (taking into account the Conversion) outstanding immediately prior to the Effective Time, Earnout Shares representing the principal component (with a value equal to the principal component) and Earnout Shares representing the interest component (with a value equal to the interest component) shall be represented by separate share certificates.
3.04   Company Closing Statement.   Three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to SPAC a statement (the “Company Closing Statement”) setting forth in good faith (x) a capitalization table containing the information set forth in Section 4.03(a) and, with respect to each holder of Company Options, Company Restricted Stock or Company Warrants, the information set forth on Section 4.03(c) of the Company Disclosure Schedule, in each case, as of the date the Company Closing Statement is delivered to SPAC. From and after delivery of the Company Closing Statement until the Closing, the Company shall (i) use reasonable best efforts to cooperate with and provide SPAC and its Representatives all information reasonably requested by SPAC or any of its Representatives and within the Company’s or its Representatives’ possession or control in connection with SPAC’s review of the Company Closing Statement and (ii) consider in good faith any comments to the Company Closing Statement provided by SPAC, which comments SPAC shall deliver to the Company no later than two (2) Business Days prior to the Closing Date, and the Company shall revise such Company Closing Statement to incorporate any changes the Company determines are reasonably necessary or appropriate given such comments.
3.05   Stock Transfer Books.   At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Company Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Stock, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or SPAC for any reason shall be converted into the applicable Per Share Consideration in accordance with the provisions of Section 3.01 and Section 3.03, as applicable.
3.06   Appraisal and Dissenters’ Rights.
(a)   Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders of the Company who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal or dissenters’ rights for such Company Common Stock in accordance with Section 262 of the DGCL, and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of appraisal rights, shall not be converted into, and such stockholders shall have no right to receive, the applicable Per Share Consideration unless and until such stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL. Any stockholder of the Company who fails to perfect or who effectively withdraws or otherwise loses his, her or its rights to appraisal of such shares of Company Common Stock under Section 262 of the DGCL, shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the applicable Per Share Consideration, without any interest thereon, upon surrender, if applicable, in the manner provided in Section 3.02(b), of the Certificate or Certificates that formerly evidenced such shares of Company Common Stock.
(b)   Prior to the Closing Date, the Company shall give SPAC (i) prompt notice of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of SPAC, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the Company’s disclosure schedule delivered by the Company in connection with this Agreement (the “Company Disclosure Schedule”) (provided that any matter required to be disclosed shall only be disclosed by specific disclosure in the corresponding section of the Company Disclosure Schedule (unless such disclosure has sufficient detail on its face that it is reasonably apparent that it relates to another section of this Article IV) or by cross-reference to another section of the Company Disclosure Schedule), the Company hereby represents and warrants to SPAC and Merger Sub as follows:
4.01   Organization and Qualification; Subsidiaries.
(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each Company Subsidiary is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be in good standing would not have a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.
(b)   A true and complete list of all the Company Subsidiaries, together with the jurisdiction of incorporation of each Company Subsidiary and the percentage of the outstanding capital stock of each Company Subsidiary owned by the Company and each other Company Subsidiary, is set forth in Section 4.01(b) of the Company Disclosure Schedule. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other entity.
4.02   Certificate of Incorporation and Bylaws.   The Company has, prior to the date of this Agreement, made available to SPAC a complete and correct copy of the certificate of incorporation, bylaws, trade registry certificate (ticaret sicil tasdiknamesi), articles of association or equivalent organizational documents, each as amended to date, of the Company and each Company Subsidiary. Such certificates of incorporation, bylaws, trade registry certificates, articles of association or equivalent organizational documents are in full force and effect. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws. No Company Subsidiary is in material violation of any of the provisions of its certificate of incorporation, bylaws, trade registry certificates, articles of association or equivalent organizational documents.
4.03   Capitalization; Solvency.
(a)   The authorized capital stock of the Company consists of 36,610,000 shares of Company Common Stock, and 22,220,893 shares of Preferred Stock, par value $0.000001 per share. As of July 28, 2022, (i) 12,452,057 shares of Company Common Stock are issued and outstanding, (ii) 4,018,918 shares of Series A-1 Preferred Stock are issued and outstanding, (iii) 3,864,517 shares of Series A-2 Preferred Stock are issued and outstanding, (iv) 2,193,438 shares of Series A-3 Preferred Stock are issued and outstanding, (v) 8,221,262 shares of Series B-1 Preferred Stock are issued and outstanding, (vi) 40,115 shares of Series B-2 Preferred Stock are issued and outstanding and (vii) 3,723,905 shares of Series B-3 Preferred Stock are issued and outstanding.
(b)   Other than (i) the Company Options and Company Restricted Stock (collectively, the “Company Awards”) set forth on Section 4.03(c) of the Company Disclosure Schedule, (ii) the Company Preferred Stock, (iii) the rights provided in the Investors’ Rights Agreement and (iv) the outstanding warrants to purchase shares of Preferred Stock set forth on Section 4.03(b) of the Company Disclosure Schedule (collectively, the “Company Warrants”), there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for shares of capital stock, or other equity or other voting interests in, the Company or any Company Subsidiary. Except as set forth on Section 4.03(c) or (d) of the Company Disclosure Schedule, neither the Company nor any Company

Subsidiary is a party to, or otherwise bound by, any equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company or any Company Subsidiary. Except as set forth in the Company Voting Agreement, there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements to which the Company or any Company Subsidiary is a party, or to the Company’s knowledge, among any holder of Company Stock or any other equity interests or other securities of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is not a party, with respect to the voting of the Company Stock or any of the equity interests or other securities of the Company.
(c)   Section 4.03(c) of the Company Disclosure Schedule sets forth, the following information with respect to each Company Award outstanding as of July 25, 2022, as applicable: (i) the name of the Company Award recipient; (ii) the number of shares of Company Common Stock subject to such Company Award; (iii) the exercise or purchase price of such Company Award, as applicable; (iv) the date on which such Company Award was granted; (v) the vesting schedule applicable to such Company Option; and (vi) the date on which such Company Option expires. The Company has made available to SPAC an accurate and complete copy of the Company Equity Incentive Plan pursuant to which the Company has granted the Company Awards that are currently outstanding and the form of all stock and stock-based award agreements evidencing the Company Awards. Upon any issuance of any shares of Company Common Stock subject to Company Options in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, such shares of Company Common Stock will be duly authorized, validly issued, fully paid and nonassessable.
(d)   Section 4.03(d) of the Company Disclosure Schedule sets forth, the following information with respect to each Company Warrant outstanding as of July 25, 2022, as applicable: (i) the name of the holder of the Company Warrant; (ii) the number of shares of Company Common Stock subject to such Company Warrant; (iii) the purchase price of such Company Warrant; (iv) the date on which such Company Warrant was granted or issued; and (v) the date on which such Company Warrant expires.
(e)   There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of the Company or any capital stock of any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person other than a Company Subsidiary.
(f)   (i) There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option as a result of the proposed transactions herein and (ii) all outstanding Company Stock, all outstanding Company Options, all outstanding Company Restricted Stock, all outstanding Company Warrants and all outstanding shares of capital stock of each Company Subsidiary have been issued and granted in compliance in all material respects with (A) all applicable securities laws and other applicable Laws and (B) all preemptive rights and other requirements set forth in applicable contracts to which the Company or any Company Subsidiary is a party and the organizational documents of the Company and the Company Subsidiaries.
(g)   Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable, and each such share is owned 100% by the Company or another Company Subsidiary free and clear of all Liens, options, rights of first refusal and limitations on the Company’s or any Company Subsidiary’s voting rights, other than transfer restrictions under applicable securities laws and their respective organizational documents.
(h)   Immediately prior to the Effective Time, each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into Company Common Stock at the then effective conversion rate as calculated pursuant to the Company Certificate of Incorporation. Section 4.03(h) of the Company Disclosure Schedule sets forth the currently effective conversion rate for each series of Company Preferred Stock as calculated pursuant to the Company Certificate of Incorporation. After the Conversion, all of the shares of Company Preferred Stock shall no longer be outstanding and shall cease to exist, and each previous holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities (other than the right to receive the shares of Company Common

Stock issuable pursuant to the Conversion with respect thereto). Subject to and upon receipt of the Requisite Company Stockholder Approval, the Conversion will have been duly and validly authorized by all corporate action and all required approvals and consents will have been obtained by the Company.
4.04   Authority Relative to this Agreement.   The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receiving the Requisite Company Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the Requisite Company Stockholder Approval). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by SPAC and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). The Company Board has approved this Agreement and the Transactions, and such approvals are sufficient so that the restrictions on business combinations set forth in Section 203 of the DGCL shall not apply to the Merger, this Agreement, any Ancillary Agreement or any of the other Transactions. To the knowledge of the Company, no other state takeover statute is applicable to the Merger or the other Transactions.
4.05   No Conflict; Required Filings and Consents.
(a)   The execution and delivery of this Agreement by the Company does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications, expiration or termination of waiting periods after filings and other actions contemplated by Section 4.05(b) and assuming all other required filings, waivers, approvals, consents, authorizations and notices disclosed in Section 4.05(a) of the Company Disclosure Schedule, including the Written Consent, have been made, obtained or given, the performance of this Agreement by the Company will not (i) conflict with or violate the certificate of incorporation or bylaws or any equivalent organizational documents of the Company or any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 4.05(b) have been obtained and all filings and obligations described in Section 4.05(b) have been made, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which Company or any Company Subsidiary or any of their property or assets is bound of affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.
(b)   The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any United States federal, state, county, municipal or other local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act of 1933 (the “Securities Act”), state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover laws, and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)   No class-vote requirements or dissenters’ rights, rights of appraisal or other similar rights under Section 2115 of the Corporations Code of the State of California apply in connection with the Transactions.
4.06   Permits; Compliance.   Each of the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company and the Company Subsidiaries to own, lease and operate its properties in all material respects and to carry on its business in all material respects as it is now being conducted (each, a “Company Permit”). All Company Permits are valid and in force and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing and no event has occurred which would result in the suspension or cancellation of the Company Permits. All Company Subsidiaries regularly pay all necessary municipality fees (işgaliye bedeli) and there have been no decisions of any local municipalities (including, without limitation, the confiscation of any Company Subsidiary’s e-scooters or any monetary or non-monetary fines) against any of the Company’s Subsidiaries, in each case, except as would not reasonably be expected to result in a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, (b) any Company Permit or (c) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which Company or any Company Subsidiary or any of their property or assets is bound or affected, except, in each case, for any such conflicts, defaults, breaches or violations that, individually or in the aggregate, (x) in the case of clause (a) and (c), have not had, and would not reasonably be expected to have a Company Material Adverse Effect and (y) in the case of clause (b), have not been, and would not reasonably be expected to be, material to the Company and the Company Subsidiaries, taken as whole.
4.07   Financial Statements.
(a)   Attached as Section 4.07(a) of the Company Disclosure Schedule are true and complete copies of the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2019 and December 31, 2020, and the related audited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the years then ended (collectively, the “Audited Annual Financial Statements”). The Audited Annual Financial Statements (including the notes thereto) (i) were prepared in accordance with International Financial Reporting Standards (“IFRS”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as of the date thereof and for the period indicated therein, except as otherwise noted therein.
(b)   Attached as Section 4.07(b) of the Company Disclosure Schedule are true and complete copies of the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2021 and March 31, 2022 (such March 31, 2022 balance sheet, the “3/31 Balance Sheet”), and the related unaudited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the twelve months and three months, respectively, then ended (collectively, the “Unaudited Annual Financial Statements” and, together with the Audited Annual Financial Statements, the “Financial Statements”). The Unaudited Annual Financial Statements (i) were prepared in accordance with IFRS applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as of the date thereof and for the period indicated therein, except as otherwise noted therein.
(c)   Except as and to the extent set forth on the 3/31 Balance Sheet, none of the Company or any of the Company Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for: (i) liabilities that were incurred in the ordinary course of business since the date of such 3/31 Balance Sheet, (ii) obligations for future performance under any contract to which the Company or any Company Subsidiary is a party, (iii) liabilities for transaction expenses in connection with this

Agreement and the Transactions or (iv) such other liabilities and obligations which, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a Company Material Adverse Effect.
(d)   Since January 1, 2019, (i) neither the Company nor any Company Subsidiary nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company or any Company Subsidiary, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls (including any significant deficiency relating thereto), including any such complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.
(e)   Neither the Company nor any Company Subsidiary is insolvent under the insolvency laws of any jurisdiction applicable to it or is unable to pay, or has stopped paying for any material duration, its debts as they fall due, and the assets of the Company and each Company Subsidiary exceeds its liabilities and no circumstances have arisen for technical insolvency (as defined under Paragraph 3 Article 376 of the Turkish Commercial Code and the Article 376 Implementation Communiqué), declaration of bankruptcy or opening of composition proceedings in respect of the Company or any Company Subsidiary.
(f)   No resolution has been adopted in relation to and neither the Company nor any Company Subsidiary has been involved in any proceedings for (i) concordatum (konkordato) in accordance with Article 286 et seq, Article 309 or Article 309/a et seq of the Turkish Enforcement and Insolvency Act, (ii) voluntary liquidation (tasfiye) in accordance with Article 536 et seq of the Turkish Commercial Code, (iii) dissolution (fesih) under either Article 530 or Article 531 of the Turkish Commercial Code or (iv) insolvency (iflas) and no events have occurred which would justify any (other) similar insolvency proceedings within the respective jurisdiction of organization of the Company or the relevant Company Subsidiary.
4.08   Business Activities; Absence of Certain Changes or Events.   Since September 30, 2021 and on and prior to the date of this Agreement, except as otherwise reflected in the Unaudited Annual Financial Statements or as expressly contemplated by this Agreement, (a) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course, other than due to any actions taken due to COVID-19 Measures, (b) the Company and the Company Subsidiaries have not sold, assigned, transferred, licensed, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of their respective material assets (including material Company-Owned IP) other than non-exclusive licenses (or sublicenses) of Company-Owned IP granted in the ordinary course of business consistent with past practice, (c) there has not been a Company Material Adverse Effect, and (d) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 6.01(b)(ii), Section 6.01(b)(v), Section 6.01(b)(vii), Section 6.01(b)(viii), Section 6.01(b)(xii), Section 6.01(b)(xiii), Section 6.01(b)(xvii), Section 6.01(b)(xviii), Section 6.01(b)(xix) and, only with respect to the covenants in each of the foregoing subsections of Section 6.01(b), Section 6.01(b)(xxi).
4.09   Absence of Litigation.   (a) There is no litigation, suit, claim, charge, grievance, action, proceeding, audit or investigation by or before any Governmental Authority (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary (including, for the avoidance of doubt and without limitation, claims asserted against any of the Company Subsidiaries for the relevant Company Subsidiary to be held liable for direct or indirect damages suffered by third parties as a result of physical harm or injuries caused by or suffered as a result of accidents involving an e-scooter or moped and fines imposed on any of the Company Subsidiaries for unauthorized parking of e-scooters or mopeds are not of a systematic nature), in each case, that (i) as of the date of this Agreement, would reasonably be expected to involve an amount in controversy (not counting insurance deductibles) in excess of $125,000 individually or $500,000 in the aggregate or (ii) as of the Closing, would reasonably be expected to have a Company Material Adverse Effect and (b) neither the Company nor any Company Subsidiary nor any property or asset of the Company or any Company Subsidiary is, subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.
4.10   Employee Benefit Plans.
(a)   Section 4.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, each material Plan; provided that Section 4.10(a) of the Company Disclosure Schedule shall not include any employment agreement, offer letter, individual consulting agreement or individual equity incentive award agreement that is, in each case, consistent in all material respects with the form(s) set forth on Section 4.10(a) of the Company Disclosure Schedule.
(b)   Other than the Company Equity Incentive Plan and individual award agreements thereunder, no Plan has ever (i) had a participant (or a dependent or beneficiary thereof) who, at the time such participant was a participant in such Plan, resided in the United States or (ii) been subject to the Laws of the United States, including ERISA and the Code.
(c)   With respect to each material Plan, the Company has made available to SPAC, if applicable (i) a true and complete copy of the current plan document and all amendments thereto and each trust or other funding arrangement, (ii) copies of the most recent summary plan description and any summaries of material modifications, (iii) a copy of the most recent annual reports, and (iv) any material correspondence from any Governmental Authority with respect to any Plan within the past three (3) years. Neither the Company nor any Company Subsidiary has, as of the date hereof, any express commitment to modify, change or terminate a Plan, other than with respect to a modification, change or termination required by applicable Law.
(d)   Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in combination with another event), (i) entitle any Service Provider to separation pay, severance, termination or similar benefits, (ii) accelerate the time of payment or vesting, or material increase in the amount of compensation due to any such Service Provider or (iii) result in any payment or benefit (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).
(e)   None of the Plans provides, nor does the Company nor any Company Subsidiary have any obligation to provide, retiree medical benefits to any current or former Service Provider after termination of employment or service, except as (i) may be required by applicable Law, (ii) coverage through the end of the calendar month in which a termination of employment occurs, or (iii) with respect to reimbursement of health benefit continuation premiums.
(f)   Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) each Plan is and has been within the past six (6) years in compliance in accordance with its terms and the requirements of all applicable Laws, (ii) the Company and the Company Subsidiaries have performed all obligations required to be performed by them under, are not in default under or in violation of, and have no knowledge of any default or violation by any party to, any Plan, and (iii) no Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such Action.
(g)   All contributions, premiums or other payments required to be made with respect to any Plan have been timely made to the extent due or properly accrued on the consolidated financial statements of the Company and the Company Subsidiaries, except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect.
(h)   The Company and the Company Subsidiaries have timely made all contributions and satisfied all obligations with respect to any statutory plan, program or arrangement that is required under applicable

Laws and maintained by any Governmental Authority covering current or former Service Providers, except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect.
(i)   Each Plan (i) that is intended to qualify for special tax treatment has met all requirements for such tax treatment; (ii) if required to be fully funded and/or book-reserved is fully funded and/or book-reserved, as appropriate, based on reasonable actuarial assumptions and do not have unfunded liabilities that could reasonably be expected to be imposed upon the assets of the Company or any Company Subsidiary by reason of such Plan; (iii) is in compliance in all material respects with its terms and all applicable Laws; and (iv) if intended or required to be qualified, approved or registered with a Governmental Authority, is and has been so qualified, approved or registered and, to the Company’s knowledge, nothing has occurred that could reasonably be expected to result in the loss of such qualification, approval or registration, as applicable.
(j)   No Company Option was granted to a U.S. taxpayer with an exercise price per share that was less than the fair market value of the underlying Company Common Stock as of the date such Company Option was granted.
4.11   Labor and Employment Matters.
(a)   The Company has made available to SPAC a true, correct and complete list of all employees of the Company or any Company Subsidiary as of the date hereof and sets forth for each such individual the following: (i) name and employing entity; (ii) title or position and location of employment; (iii) current annualized base salary or (if paid on an hourly basis) hourly rate of pay; and (iv) commission, bonus or other incentive-based compensation eligibility.
(b)   No Service Provider has resided in the United States at the time such individual was a Service Provider.
(c)   No employee or other Service Provider of the Company or any Company Subsidiary is represented by a labor union, works council, trade union, or similar representative of employees with respect to their employment with the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary is a party to, subject to, or bound by a collective bargaining agreement, collective agreement, or any other contract or agreement with a labor union, works council, trade union, or similar representative of employees. There are no, and since January 1, 2019 there have not been any, strikes, lockouts or work stoppages existing or, to the Company’s knowledge, threatened, with respect to any employees or other Service Providers or the Company or any Company Subsidiaries and there have been no union certification or representation petitions or demands with respect to the Company or any Company Subsidiaries or any of their employees or other Service Providers and, to the Company’s knowledge, no union organizing campaign or similar effort is pending or threatened with respect to the Company, any Company Subsidiaries, or any of their employees or other Service Providers.
(d)   There are no material Actions pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary by or on behalf of any of their respective current or former employees or other Service Providers.
(e)   The Company and the Company Subsidiaries are and have been since January 1, 2019 in compliance in all material respects with all applicable Laws relating to labor and employment, including all such Laws regarding employment practices, employment discrimination, terms and conditions of employment, collective redundancy (including Article 26 of the Turkish Labor Act and any subordinated legislation), work visas and work permits, statutory remuneration rights, overtime pay, weekend and rest breaks, minimum wage, annual paid leave and sick leave and all other employee leaves, recordkeeping, data privacy, classification of employees and independent contractors, wages and hours, anti-harassment (including all such Laws relating to the prompt and thorough investigation and remediation of any complaints) and occupational safety and health requirements. Each employee of the Company and each Company Subsidiary and each other Service Provider has been paid (and as of the Closing will have been paid) all material wages, bonuses, remuneration (including severance payments, notice payments and annual leave payments) and other sums owed and due to such individual as of such date. None of the Company or any Company Subsidiary currently employs or, to the knowledge of the Company, has ever employed, any person who was not permitted to work in the jurisdiction in which such person was employed.

(f)   To the Company’s knowledge, since January 1, 2019, no allegations of sexual harassment or misconduct have been made to the Company or any Company Subsidiary against an individual in his or her capacity as a director or officer of the Company.
(g)   None of the sub-employer (alt işverenlik) agreements between the Company Subsidiaries and the Service Providers may be deemed “collusive” as per Article 2/8 of the Turkish Labor Act. Each of the Company Subsidiaries monitors that the Service Providers, which are sub-employers, (i) meet their requirements for occupational health and safety at the premises of the relevant Company Subsidiary, (ii) duly and timely makes the payments of the employees’ receivables, compensations and social security contributions.
4.12   Real Property; Title to Assets.
(a)   The Company does not own any real property.
(b)   Section 4.12(b) of the Company Disclosure Schedule lists as of the date of this Agreement the street address of each parcel of Leased Real Property in respect of which the Company or any Company Subsidiary is required to make payments in excess of $5,000 per month, and sets forth a list, as of the date of this Agreement, of each lease, sublease, and license pursuant to which the Company or any Company Subsidiary leases, subleases or licenses any real property and pursuant to which the Company or any Company Subsidiary is required to make payments in excess of $5,000 per month (each, a “Lease”), with the name of the lessor and the date of the Lease in connection therewith and each material amendment to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to SPAC. There are no leases, subleases, sublicenses, concessions or other contracts granting to any person other than the Company or Company Subsidiaries the right to use or occupy any Leased Real Property, and (i) all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary or, to the Company’s knowledge, by the other party to such Leases, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(c)   Other than due to any actions taken due to any COVID-19 Measures, there are no contractual or legal restrictions that preclude or restrict the ability of the Company or any Company Subsidiary to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. There are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.
(d)   Each of the Company and the Company Subsidiaries has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
4.13   Intellectual Property.
(a)   Section 4.13 of the Company Disclosure Schedule contains, as of the date of this Agreement, a true, correct and complete list of all: (i) Registered Intellectual Property constituting Company-Owned IP (showing in each, as applicable, the filing date, date of issuance, expiration date and registration or application number, and registrar), (ii) all contracts or agreements to use any Company-Licensed IP, including for the Software or Business Systems of any other person (other than (A) agreements for unmodified, commercially available, “off-the-shelf” Software, (B) commercially available service agreements to Business Systems, (C) agreements with employees or contractors of the Company that contain customary licenses related to use “background IP” or “pre-existing IP” incorporated by such employees or contractors into work product developed for the Company, (D) non-exclusive licenses granted to the Company by customers or distributors in the ordinary course of business, or (E) feedback and similar licenses that are not material to the business), and (iii) any Software or Business Systems constituting Company-Owned IP that are material to the business of the Company or any Company Subsidiary as currently conducted or as contemplated to be conducted as of the date hereof. To the Company’s knowledge, the Company IP is sufficient in all material respects for the conduct of the business, of the Company and the Company Subsidiaries as currently conducted.
(b)   Except as would not be material to the Company or any of the Company Subsidiaries, taken as a whole, the Company or one of the Company Subsidiaries solely owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company-Owned IP (where the Intellectual Property is owned by the employees of the Company or the Company Subsidiaries such Intellectual Property has been transferred to the Company or the relevant Company Subsidiary, as the case maybe, either by operation of Law or by a written agreement thereto) and has the right to use pursuant to a valid and enforceable written contract or license, all Company-Licensed IP (provided, however, that the foregoing shall not be interpreted to be a representation regarding non-infringement). All Registered Intellectual Property constituting Company-Owned IP is subsisting and, to the knowledge of the Company, valid and enforceable.
(c)   The Company and each of its applicable Company Subsidiaries have taken and take reasonable actions to maintain, protect and enforce Company-Owned IP rights, including the secrecy, confidentiality and value of its trade secrets and other Confidential Information of the Company or any Company Subsidiary. To the knowledge of the Company neither the Company nor any Company Subsidiary has disclosed any trade secrets or other material Confidential Information that relates to the Products or is otherwise material to the business of the Company and any applicable Company Subsidiaries to any other person other than (i) pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such Confidential Information or (ii) intentionally in the ordinary course of business, through marketing materials made available by the Company or a Company Subsidiary, which such marketing materials do not contain trade secrets of the Company or any Company Subsidiary or any other sensitive or proprietary information of the Company or any Company Subsidiary.
(d)   Except as set forth on Section 4.13(d) of the Company Disclosure Schedule, (i) Since January 1, 2019, there have been no claims filed and served, against the Company or any Company Subsidiary in any forum, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company-Owned IP (other than office actions received from the U.S. Patent and Trademark Office and its foreign counterparts in the course of registering any Company-Owned IP), or (B) alleging any infringement, misappropriation of, or other violation by the Company or any Company Subsidiary of, any Intellectual Property rights of other persons (including any unsolicited demands or offers to license any Intellectual Property rights from any other person); (ii) to the Company’s knowledge, the operation of the business of the Company and the Company Subsidiaries (including the Products) has not and does not infringe, misappropriate or violate such Intellectual Property of other persons; (iii) to the Company’s knowledge, no other person has infringed, misappropriated or violated any of the Company-Owned IP; and (iv) since January 1, 2019, neither the Company nor any of the Company Subsidiaries has received written notice of any of the foregoing or received any formal written opinion of counsel regarding the foregoing.
(e)   Except as would not be material to the Company or any of the Company Subsidiaries, taken as a whole, all persons who have contributed, developed or conceived any material Company-Owned IP have executed valid and enforceable written agreements with the Company or one of the Company Subsidiaries substantially in the form(s) made available to Merger Sub or SPAC and pursuant to which such persons assigned to the Company or the applicable Company Subsidiary all of their entire right, title, and interest in and to any Intellectual Property created, conceived or otherwise developed by such person in the course of and related to his, her or its relationship with the Company or the applicable Company Subsidiary, without further consideration or any restrictions or obligations whatsoever, including on the use or other disposition or ownership of such Intellectual Property.
(f)   The Company and Company Subsidiaries do not use and have not used any Open Source Software in a manner that would obligate the Company to license or provide the source code to any of the Software constituting Company-Owned IP for the purpose of making derivative works, or to make available for redistribution to any person the source code to any of the Software constituting Company-Owned IP at no or minimum charge.

(g)   Except as would not be material to the Company or any of the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries maintain commercially reasonable disaster recovery, business continuity and risk assessment plans, procedures and facilities, including by implementing systems and procedures designed to (i) provide continuous monitoring and alerting of any problems or issues with the Business Systems owned by the Company and the Company Subsidiaries, and (ii) monitor network traffic for threats and scan and assess vulnerabilities in the Business Systems owned by the Company and the Company Subsidiaries. There has not been any material failure with respect to any of the Business Systems that has materially disrupted the business of the Company or has caused a widespread outage of the Products for any period of time.
(h)   Neither Company nor any Company Subsidiary, nor, to the knowledge of the Company, any person acting on behalf of the Company or any Company Subsidiary, has disclosed or delivered to any person, or permitted the disclosure or delivery to any escrow agent or other person, of any source code for any Software. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the disclosure or delivery by the Company or any Company Subsidiary, or, to the knowledge of the Company, any person acting on behalf of the Company or any Company Subsidiary, of any such source code, including the execution of this Agreement or any Transaction Document or the consummation of the transactions contemplated hereby and thereby. No third party owns any right, title or interest in or to any such source code. The Company and all Company Subsidiaries possesses all source code for the Software that is necessary to compile, link, build and otherwise create fully functioning executable Software, except as would not be material to the Company and the Company Subsidiaries, taken as a whole.
(i)   There have been no material failures, crashes, known security breaches, known unauthorized access or other adverse events affecting the Business Systems. The Business Systems are free from any malicious computer code or any other mechanisms, including “back door,” trojan horse or similar devices that could allow circumvention of security controls, disrupt, disable, erase, or harm in any way, which have caused any disruption or damage to the business of the Company or any Company Subsidiary, except as would not be material to the Company and the Company Subsidiaries, taken as a whole. All Software currently complies with all applicable warranties and contractual commitments relating to the use, functionality, and performance of thereof, and there are no pending or, to the knowledge of the Company, threatened claims alleging any such failure.
(j)   The Company and each of the Company Subsidiaries since January 1, 2019, have complied in all material respects with: (i) all Privacy/Data Security Laws applicable to the Company or a Company Subsidiary, (ii) any applicable external privacy policies of the Company and/or the Company Subsidiary, respectively, concerning the collection, dissemination, storage or use of Personal Information, including any privacy policies or disclosures posted to websites or other media maintained or published by the Company or a Company Subsidiary, (iii) all contractual commitments that the Company or any Company Subsidiary has entered into with respect to privacy and/or data security, and (iv) PCI DSS (collectively, the “Data Security Requirements”). The Company does not sell Personal Information. The Company’s and the Company Subsidiaries’ employees receive reasonable training on information security issues to the extent required by Privacy/Data Security Laws. To the Company’s knowledge, there are no Disabling Devices in any of the Business Systems or Product components. Since January 1, 2019 to the date hereof, neither the Company nor any of the Company Subsidiaries has (x) to the Company’s knowledge, experienced any material data security breaches, material unauthorized access or use of any of the Business Systems, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption or alteration of any Business Data or Personal Information or (y) received written notice of any audits, proceedings or investigations by any Governmental Authority, or received any written claims or complaints regarding the collection, dissemination, storage, use, or other processing of Personal Information, or the violation of any applicable Data Security Requirements. Neither the Company nor any of the Company Subsidiaries has provided or, to the Company’s knowledge, been legally required to provide any notice to data owners in connection with any unauthorized access, use or disclosure or other processing of Personal Information. No Company Subsidiary has been subject of any material fines, reprimands or stop orders as a result of any decision of the Turkish Personal Data Protection Board or the General Directorate of Consumer Protection and Market Surveillance.
(k)   The Company and/or one of the Company Subsidiaries (i) exclusively owns and possesses all right, title and interest in and to the Business Data constituting Company-Owned IP free and clear of any restrictions other than those imposed by applicable Privacy/Data Security Laws, and (ii) with respect to Business Data that does not constitute Company-Owned IP, has the right to use, exploit, publish, reproduce, distribute, license, sell, and create derivative works of such Business Data, in whole or in part, in the manner in which the Company and the Company Subsidiaries receive and use such Business Data prior to the Closing Date. The Company and the Company Subsidiaries are not subject to any contractual requirements, privacy policies, or other legal obligations, including based on the Transactions, that would prohibit SPAC, the Surviving Subsidiary Corporation or such Company Subsidiaries, as applicable, from receiving or using Personal Information or other Business Data after the Closing Date, in the same manner in which the Company or such Company Subsidiaries receive and use such Personal Information and other Business Data prior to the Closing Date.
(l)   Neither the Company nor any Company Subsidiary is, nor has it ever been, a member or promoter of, or a contributor to, any industry standards body or similar standard setting organization that could require or obligate the Company or any Company Subsidiary to grant or offer to any other person any license or right to any Company-Owned IP.
4.14   Taxes.
(a)   The Company and the Company Subsidiaries: (i) have duly filed (taking into account any extension of time within which to file) all material Tax Returns they are required to file as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that they are otherwise obligated to pay, except with respect to current period Taxes that are not yet due and payable or otherwise being contested in good faith and for which adequate reserves in accordance with GAAP or the respective non-U.S. equivalent thereof, including Turkish tax-oriented GAAP, which is regulated under Turkish Tax Procedural Law No. 213 (as applicable to the subsidiaries established in Turkey), have been established in the Financial Statements, and no material penalties or charges are due with respect to the late filing of any Tax Return required to be filed by or with respect to them; (iii) have not waived any statute of limitations with respect to the assessment of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency which such waiver or extension remains in effect; and (iv) do not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of a material amount of Taxes or material Tax matters pending, asserted or proposed or threatened in writing.
(b)   Neither the Company nor any Company Subsidiary is a party to, is bound by or has any obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) or has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment, in each case, other than (i) an agreement, contract, arrangement or commitment entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes or (ii) an agreement among only the Company and the Company Subsidiaries.
(c)   Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) adjustment under Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) by reason of a change in method of accounting or otherwise prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) entered into or created prior to the Closing; or (v) prepaid amount received or deferred revenue accrued prior to the Closing outside the ordinary course of business. Neither the Company nor any of Company Subsidiary will be required to make any payment after the Closing Date as a result of an election under Section 965 of the Code.

(d)   Each of the Company and the Company Subsidiaries has withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable laws, rules, treaties and regulations relating to the reporting, payment, and withholding of Taxes.
(e)   Neither the Company nor any Company Subsidiary has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group of which the Company is the common parent or of which the Company and the Company Subsidiaries are the only members).
(f)   Neither the Company nor any Company Subsidiary has any material liability for the Taxes of any person (other than the Company or any Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by contract or otherwise (other than, in each case, liabilities for Taxes pursuant to an agreement, contract, arrangement or commitment entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes).
(g)   Neither the Company nor any Company Subsidiary has (i) any request for a material ruling in respect of Taxes pending between the Company or any Company Subsidiary, on the one hand, and any Tax authority, on the other hand or (ii) entered into any closing agreements, private letter rulings, technical advice memoranda or similar agreements with a Taxing authority in respect of material Taxes, in each case, that will be in effect after the Closing.
(h)   Neither the Company nor any Company Subsidiary has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code in the two years prior to the date of this Agreement.
(i)   Neither the Company nor any Company Subsidiary has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(j)   Neither the Internal Revenue Services (“IRS”) nor any other U.S. or non-U.S. taxing authority or agency has asserted in writing or, to the knowledge of the Company or any Company Subsidiary, has threatened to assert against the Company or any Company Subsidiary any deficiency or claim for material Taxes.
(k)   There are no Tax liens upon any assets of the Company or any of the Company Subsidiaries except for Permitted Liens.
(l)   Neither the Company nor any Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(m)   Neither the Company nor any Company Subsidiary has received written notice from a non-U.S. Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(n)   Neither the Company nor any Company Subsidiary has received written notice of any claim from a Tax authority in a jurisdiction in which the Company or such Company Subsidiary does not file Tax Returns stating that the Company or such Company Subsidiary is or may be subject to material Taxation in such jurisdiction.
(o)   Section 4.14(o) of the Company Disclosure Schedule sets forth with respect to the Company and each Company Subsidiary, (A) the country in which it is organized and (B) for the Company and each Company Subsidiary that was formed in the United States or which has filed an IRS Form 8832 at any time prior to Closing, its tax classification for U.S. federal income tax purposes.
(p)   To the knowledge of the Company, there are no current facts or circumstances that could reasonably be expected to prevent SPAC from being treated as a U.S. tax resident corporation by reason of

Section 7874(b) of the Code immediately after the Closing. Neither the Company nor any Company Subsidiary has taken any action, or has any current plan, intention or obligation to take any action, that could reasonably be expected to prevent SPAC from being treated as a U.S. tax resident corporation by reason of Section 7874(b) of the Code immediately after the Closing.
(q)   To the knowledge of the Company, at the Closing and immediately following the Closing, the authorized and outstanding share capital of SPAC will solely consist of (a) SPAC Class A Ordinary Shares issued to the holders of Company Stock immediately prior to the Closing (including, for the avoidance of doubt, holders of Company Preferred Stock whose shares of Company Preferred Stock were converted to Company Common Stock in the Conversion), and the SPAC Founder Shareholders, (b) SPAC Class A Ordinary Shares that were issued and outstanding immediately prior to the Closing, (c) Private Placement SPAC Warrants, (d) Public SPAC Warrants, (e) Exchanged Options issued to the holders of Company Options immediately prior to the Closing in the conversion of their Company Options pursuant to Section 3.01(c), (f) Exchanged Restricted Stock issued to the holders of Company Restricted Stock immediately prior to the Closing in the conversion of their Company Restricted Stock pursuant to Section 3.01(d), and (g) Convertible Notes issued to the PIPE Investors.
4.15   Environmental Matters.   (a) Neither the Company nor any of the Company Subsidiaries has violated since January 1, 2019, nor is it in violation of, applicable Environmental Law; (b) to the Company’s knowledge, none of the properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary (including soils and surface and ground waters) is contaminated with any Hazardous Substance which requires reporting, investigation, remediation, monitoring or other response action by the Company or any Company Subsidiary pursuant to applicable Environmental Laws, or which could give rise to a liability of the Company or any Company Subsidiary under Environmental Laws; (c) to the Company’s knowledge, none of the Company or any of the Company Subsidiaries is actually, potentially or allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances; (d) each of the Company and each Company Subsidiary has all material permits, licenses and other authorizations required of the Company and under applicable Environmental Law (“Environmental Permits”); (e) each of the Company and each Company Subsidiary, and their Products, are in compliance with Environmental Laws and Environmental Permits; and (f) neither the Company nor any Company Subsidiary is the subject of any pending or threatened Action alleging any violation or, or liability under, Environmental Laws, except in each case of the foregoing as would not reasonably be expected to have a Company Material Adverse Effect. The Company has provided all environmental site assessments, reports, studies or other evaluations in its possession or reasonable control relating to any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary.
4.16   Material Contracts.
(a)   Section 4.16(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each of the following types of contracts and agreements (whether written or oral) to which the Company or any Company Subsidiary is a party or bound (such contracts and agreements as are required to be set forth Section 4.16(a) of the Company Disclosure Schedule, excluding any Plan listed on Section 4.10(a) of the Company Disclosure Schedule, being the “Material Contracts”):
(i)   all contracts and agreements (other than Plans) with consideration paid or payable to the Company or any of the Company Subsidiaries of more than $300,000, in the aggregate, over any 12-month period;
(ii)   all contracts and agreements with Suppliers to the Company or any Company Subsidiary, including those relating to the design, development, manufacture or sale of Products of the Company or any Company Subsidiary, for expenditures paid or payable by the Company or any Company Subsidiary of more than $300,000, in the aggregate, over any 12-month period;
(iii)   all management contracts (excluding contracts for employment) and contracts with other consultants, in each case, with compensation paid or payable by the Company or any Company Subsidiary of more than $35,000, in the aggregate, over any 12-month period;
(iv)   all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Company or any Company Subsidiary is a party that provide for payments by the Company or any Company Subsidiary or to the Company or any Company Subsidiary in excess of $350,000, in the aggregate, over any 12-month period;
(v)   all contracts or agreements involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Company Subsidiary or income or revenues related to any Product of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party;
(vi)   all contracts and agreements evidencing indebtedness for borrowed money and any pledge agreements, security agreements or other collateral agreements in which the Company or any Company Subsidiary granted to any person a security interest in or lien on any of the property or assets of the Company or any Company Subsidiary, and all agreements or instruments guarantying the debts or other obligations of any person, in each case, in an amount greater than $250,000;
(vii)   all partnership, joint venture or similar agreements (excluding any partnership agreement or similar agreement of any wholly-owned Company Subsidiary);
(viii)   all contracts and agreements with any Governmental Authority to which the Company or any Company Subsidiary is a party that involve payments by the Company or any Company Subsidiaries in excess of $200,000, in the aggregate, over any 12-month period;
(ix)   all contracts and agreements that materially limit, or purport to materially limit, the ability of the Company or any Company Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;
(x)   all contracts or arrangements that result in any person or entity holding a power of attorney from the Company or any Company Subsidiary that relates to the Company, any Company Subsidiary or their respective business;
(xi)   all contracts and agreements relating to the purchase of engineering or design services that involve more than $350,000 other than those contracts and agreements under which no further services are due;
(xii)   all leases or master leases of personal property reasonably likely to result in annual payments of $350,000 or more in a 12-month period;
(xiii)   all contracts involving use of any Company-Licensed IP required to be listed in Section 4.13(a)(ii) of the Company Disclosure Schedule;
(xiv)   all contracts which involve the license or grant of rights by the Company or any Company Subsidiary to a third party of material Company-Owned IP other than (A) agreements with contractors of the Company or any Company Subsidiary to use Company-Owned IP to the extent necessary for such contractor’s performance of services for the Company or any Company Subsidiary, (B) non-exclusive licenses granted to Company’s customers in the ordinary course, (C) non-disclosure agreements entered into in the ordinary course or (D) non-exclusive licenses that are merely incidental to the transaction contemplated in such license, including contracts that include an incidental license to use the trademarks of the Company for marketing or advertising purposes;
(xv)   all contracts or agreements under which the Company or any Company Subsidiary has agreed to purchase goods or services from a vendor, Supplier or other person on a preferred supplier or “most favored supplier” basis;
(xvi)   all agreements for the development of material Company-Owned IP for the benefit of the Company (other than employee invention assignment and confidentiality agreements and consulting agreements entered into on the Company’s standard forms of such agreements made available to SPAC);
(xvii)   all contracts and agreements that relate to the direct or indirect acquisition or the disposition of any securities or business (whether by merger, sale of stock, sale of assets or otherwise) in each case, involving payments of $350,000 or more, other than contracts and agreements in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;
(xviii)   all contracts and agreements relating to a Company Interested Party Transaction; and
(xix)   all contracts and agreements involving any resolution or settlement of any actual or threatened Action or other dispute which require payment in excess of $350,000 or impose continuing obligations on the Company or any Company Subsidiary, including injunctive or other non-monetary relief.
(b)   (i) each Material Contract is a legal, valid and binding obligation of the Company or the Company Subsidiaries (as applicable) and, to the knowledge of the Company, the other parties thereto, subject to the Remedies Exceptions, and neither the Company nor any Company Subsidiary is in breach or violation of, or default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in breach or violation of, or default under, any Material Contract; and (iii) the Company and the Company Subsidiaries have not received any notice or claim of any such breach, violation or default under any such Material Contract, in each case of the foregoing except for any such conflicts, breaches, defaults or other occurrences which would not be expected to be material to the Company and the Company Subsidiaries, taken as a whole. The Company has made available to SPAC true and complete copies of all Material Contracts, including any amendments thereto that are material in nature.
4.17   Material Suppliers.   Section 4.17 of the Company Disclosure Schedule sets forth the top ten (10) suppliers of the Company for the 12-month period ended September 30, 2021 (based upon the aggregate consideration paid by the Company for goods or services rendered for the 12-month period ended September 30, 2021) (collectively, the “Material Suppliers”). To the knowledge of the Company as of the date of this Agreement, there is no present intent, and the Company has not received written notice that, any Material Supplier will discontinue or materially alter its relationship with the Company.
4.18   Insurance.
(a)   Section 4.18(a) of the Company Disclosure Schedule sets forth with respect to each material insurance policy under which the Company or any Company Subsidiary is an insured, a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer and the principal insured, (ii) the policy number and the policy type, (iii) the period and limits of coverage and (iv) the premium most recently charged.
(b)   Except as would not be material to the Company or any of the Company Subsidiaries, taken as a whole, with respect to each material insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy, nor has there been any failure to give notice of or present any claim under such policies in a due and timely fashion; (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; (iv) all deductible or self-insured retention amounts, as applicable, are commercially reasonable and (v) neither the Company nor any of the Company Subsidiaries has received any disclaimer of coverage, other than reservation rights notices received in the ordinary course of business.
(c)   The Company maintains, and has maintained, since January 1, 2019, insurance policies and coverage in such amounts and against such risk (i) as is reasonable and customary, (ii) as is sufficient for compliance with all contracts to which the Company or any Company Subsidiary is a party or by which it is bound, (iii) as is sufficient for compliance with all applicable Laws, and (iv) as is sufficient to cover the expected liabilities of the Company and the Company Subsidiaries.

4.19   Board Approval; Vote Required.
(a)   The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (i) determined that this Agreement and the Transactions (including the Merger) are fair to, and in the best interests of, the Company and its stockholders, (ii) approved and adopted this Agreement and the Transactions (including the Merger) and declared their advisability, and (iii) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Transactions (including the Merger) and directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the Company’s stockholders. The Requisite Company Stockholder Approval is the only vote of the holders of any class or series of capital stock or other securities of the Company necessary to adopt this Agreement and approve the Transactions. The Written Consent, if executed and delivered, would qualify as the Requisite Company Stockholder Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and approve the Transactions.
4.20   Certain Business Practices.
(a)   Since January 1, 2017, none of the Company, any Company Subsidiary, any of their respective directors or officers, or to the Company’s knowledge, employees, agents, or representatives acting on behalf of the Company has: (i) directly or indirectly offered, authorized, or made, any payments, or given anything of value, to any government official, in order to secure any improper advantage to obtain business or retain business; (ii) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (iii) made any unlawful payment to foreign or domestic government officials, including of any government-owned or control entity, family members of government officials, or to foreign or domestic political parties, campaigns, or candidates for political office; (iv) violated or is in violation of any provision of any applicable Anti-Corruption Law; or (v) made, offered, agreed or requested any unlawful bribe.
(b)   Since January 1, 2017, none of the Company, any Company Subsidiary, any of their respective directors or officers, or to the Company’s knowledge, employees, agents, or representatives acting on behalf of the Company: (i) is or has been a Sanctioned Person; (ii) has transacted business with or for the benefit of any Sanctioned Person or has otherwise violated applicable Sanctions; or (iii) has violated any Ex-Im Laws.
(c)   Since January 1, 2017, there have not been, nor are there currently, any internal or external investigations, audits, actions or proceedings pending, or any voluntary or involuntary disclosures made to a Governmental Authority, with respect to any apparent or suspected violation by the Company, any Company Subsidiary, or any of their respective officers, directors, employees, or agents with respect to any Anti-Corruption Laws, Sanctions, or Ex-Im Laws.
4.21   Interested Party Transactions; Side Letter Agreements.
(a)   Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director, officer or other affiliate of the Company or any Company Subsidiary, to the Company’s knowledge, has or has had, directly or indirectly: (i) an economic interest in any Material Supplier; (ii) a beneficial interest in any contract or agreement disclosed in Section 4.16(a) of the Company Disclosure Schedule; or (iii) any contractual or other arrangement with the Company or any Company Subsidiary, other than customary indemnity arrangements (each, a “Company Interested Party Transaction”); provided, however, that for clarity, no disclosure shall be required under this Section 4.21 with respect to any matter set forth in the foregoing clauses (i) through (iii) involving any portfolio company of any venture capital, private equity, angel or strategic investor in the Company (except to the extent such disclosure would be required pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act). The Company and the Company Subsidiaries have not, since January 1, 2018, (x) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (y) materially modified any term of any such extension or maintenance of credit. There are no contracts or arrangements between the Company or any of the Company Subsidiaries and any family member of any director, officer or other affiliate of the Company or any of the Company Subsidiaries. All contracts and agreements relating to a Company Interested Party Transaction are on an arms-length terms.
(b)   Section 4.21(b) of the Company Disclosure Schedule sets forth a true and complete list of all transactions, contracts, side letters, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any other person, on the other hand, which grant or purport to grant any board observer or management rights (collectively, the “Side Letter Agreements”).
(c)   Effective as of the Closing, the Company Voting Agreement, the Investors’ Rights Agreement, the Right of First Refusal and Co-Sale Agreement and, except as set forth on Section 4.21(c) of the Company Disclosure Schedule, each Side Letter Agreement shall each terminate pursuant to their terms and shall be of no further force or effect.
4.22   Exchange Act.   Neither the Company nor any Company Subsidiary is currently (nor has it previously been) subject to the requirements of Section 12 of the Exchange Act.
4.23   Brokers.   No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.
4.24   Subsidies.   Section 4.24 of the Company Disclosure Schedule sets forth all public grants, allowances, aids and other subsidies in whatever form (the “Public Subsidies”) received by the Company or any Company Subsidiary since January 1, 2019, and such Company Disclosure Schedule indicates the nature of the Public Subsidy and the amounts received. No material proceedings regarding a revocation or withdrawal of a Public Subsidy have been initiated or threatened in writing, and, to the Company’s knowledge, there are no circumstances, which would justify the initiation of such proceedings. The Company is in compliance with its material obligations under or in connection with the Public Subsidies, including the material obligations under any ancillary provisions in the respective orders or agreements thereto. The Company is not in violation of any material obligation under the Public Subsidies to maintain a certain level of employees or to make any investments. No Public Subsidy will have to be repaid in whole or in part due to the execution of this Agreement or the consummation of the Transactions.
4.25   COVID-19 Relief.   Section 4.25 of the Company Disclosure Schedule sets forth all loans, subsidies, deferrals, short-term working allowance or other similar relief with respect to COVID-19 outstanding at the Company or any Company Subsidiary (“COVID-19 Relief”). At the time it submitted all documentation with respect to and availed itself of the benefits of each COVID-19 Relief, the Company or applicable Company Subsidiary satisfied all applicable material eligibility requirements related to the receipt of such COVID-19 Relief, and all information submitted with respect thereto (including to Turkish Employment Agency) was complete and accurate in all material respects. The Company and each Company Subsidiary have continued to comply with the applicable requirements of all COVID-19 Relief, and used any proceeds therefrom for permissible purposes as required by such COVID-19 Relief, in each case in all material respects.
4.26   Product Warranty; Product Liability.
(a)   To the knowledge of the Company, all of the Products conform with all applicable contractual commitments and express and implied warranties in all material respects. To the knowledge of the Company, all Products comply with all industry and trade association standards, legal requirements, technical specifications and general safety requirements applicable to such Products, including consumer product, manufacturing, labeling, quality and safety Laws of Turkey, the United States and each other jurisdiction in which the Company or any Company Subsidiary makes the Products available and each other jurisdiction (including foreign jurisdictions) in which the Company or any Company Subsidiary makes the Products available, in each case directly or indirectly through any reseller or distributor, in each case other than those that, individually or in the aggregate, have not and would not reasonably be expected to have a Company Material Adverse Effect. None of the Products currently offered by the Company or in use has been subject to a recall and, to the knowledge of the Company, no facts or circumstances exist which, given the passage of time, would reasonably be expected to result in a recall, in each case, except as would not be material to the Company or any of the Company Subsidiaries, taken as a whole.

(b)   There are no existing or, to the Company’s knowledge, threatened product liability claims (whether initiated by any Governmental Authority or any person) against the Company for Products which are unsuitable (uygunsuz) in accordance with the Turkish Product Liability Act or defective in accordance with the Turkish Consumer Law and, to the Company’s knowledge, no facts or circumstances exist which, given the passage of time, would reasonably be expected to result in a product liability claim against the Company for Products currently offered by the Company or in use which are unsuitable or defective, in each case, except as would not be material to the Company or any of the Company Subsidiaries, taken as a whole. The preceding sentence shall also include circumstances in which the producer (imalatçı) or the importer (ithalatçı) of the Products is a person other than the Company. The Company has not received any Governmental Order stating that any Product is defective or unsafe or fails to meet any standards promulgated by any such Governmental Authority, except as would not be material to the Company or any of the Company Subsidiaries, taken as a whole.
4.27   Exclusivity of Representations and Warranties.   Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Schedule) or in the corresponding representations and warranties contained in the certificate delivered by the Company pursuant to Section 8.02(c), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to SPAC, its affiliates or any of their respective Representatives by, or on behalf of, the Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or in any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any other person on behalf of the Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to SPAC, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to SPAC, its affiliates or any of their respective Representatives or any other person, and any such representations or warranties are expressly disclaimed.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SPAC AND MERGER SUB
Except as set forth in the SPAC SEC Reports or SPAC’s disclosure schedule delivered by SPAC in connection with this Agreement (the “SPAC Disclosure Schedule”) (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SPAC SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements,” “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) (it being acknowledged that nothing disclosed in such a SPAC SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.01 (Corporate Organization), Section 5.03 (Capitalization) and Section 5.04 (Authority Relative to This Agreement)), SPAC hereby represents and warrants to the Company as follows:
5.01   Corporate Organization.
(a)   Except to the extent expressly contemplated by the Transactions each of SPAC and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Except to the extent expressly contemplated by the Transactions, each of SPAC and Merger Sub is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

(b)   Merger Sub is the only subsidiary of SPAC. Except for Merger Sub, SPAC does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.
5.02   Organizational Documents.   As of the date hereof, each of SPAC and Merger Sub has furnished to the Company complete and correct copies of the SPAC Organizational Documents and the Merger Sub Organizational Documents. Except to the extent expressly contemplated by the Transactions, the SPAC Organizational Documents and the Merger Sub Organizational Documents are in full force and effect. Neither SPAC nor Merger Sub is in violation of any of the provisions of the SPAC Organizational Documents and the Merger Sub Organizational Documents.
5.03   Capitalization.
(a)   As of the date of this Agreement, the authorized share capital of SPAC consists of (i) 200,000,000 SPAC Class A Ordinary Shares, (ii) 20,000,000 SPAC Founder Shares and (iii) 1,000,000 preference shares, par value $0.0001 per share (“SPAC Preference Shares”). As of the date of this Agreement (A) 14,375,000 SPAC Class A Ordinary Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (B) 3,593,750 SPAC Founder Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (C) no SPAC Class A Ordinary Shares or SPAC Founder Shares are held in the treasury of SPAC, (D) 7,250,000 Private Placement SPAC Warrants are issued and outstanding, (E) 7,187,500 Public SPAC Warrants are issued and outstanding, and (F) 14,437,500 SPAC Class A Ordinary Shares are reserved for future issuance pursuant to the SPAC Warrants. As of the date of this Agreement, there are no SPAC Preference Shares issued and outstanding. Each SPAC Warrant is exercisable for one SPAC Class A Ordinary Share at an exercise price of $11.50, subject to the terms of such SPAC Warrant and, with respect to the Private Placement SPAC Warrants, the SPAC Warrant Agreement.
(b)   As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.0001 per share (the “Merger Sub Common Stock”). As of the date hereof, 100 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by SPAC free and clear of all Liens, other than transfer restrictions under applicable securities laws and the Merger Sub Organizational Documents.
(c)   All outstanding SPAC Units, SPAC Class A Ordinary Shares, SPAC Founder Shares and SPAC Warrants have been issued and granted in compliance in all material respects with all applicable securities laws and other applicable Laws.
(d)   Except for the Subscription Agreements, this Agreement, the SPAC Warrants (including any SPAC Warrants issued as repayment for any loan from the Sponsor or an affiliate thereof or certain of SPAC’s officers and directors to finance SPAC’s transaction costs in connection with the Transactions or other expenses unrelated to the Transactions) and the SPAC Founder Shares, SPAC has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of SPAC or obligating SPAC to issue or sell any shares of capital stock of, or other equity interests in, SPAC. All SPAC Class A Ordinary Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither SPAC nor any subsidiary of SPAC is a party to, or otherwise bound by, and neither SPAC nor any subsidiary of SPAC has granted, any equity appreciation rights, participations, phantom equity or similar rights. Except for the Letter Agreement and the SPAC Founders Stock Letter, SPAC is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of SPAC Class A Ordinary Shares or any of the equity interests or other securities of SPAC or any of its Subsidiaries. Except with respect to the Redemption Rights and the SPAC Warrants and pursuant to the SPAC Founders Stock Letter, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any SPAC Class A Ordinary Shares. There are no outstanding contractual obligations of SPAC to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

5.04   Authority Relative to This Agreement.   Each of SPAC and Merger Sub have all necessary corporate or company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by each of SPAC and Merger Sub and the consummation by each of SPAC and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of SPAC or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than with respect to (i) the Transactions, which require the approval of the holders of a majority of the then-outstanding SPAC Class A Ordinary Shares who, being entitled to so do, vote in person or by proxy at the SPAC Shareholders’ Meeting, (ii) the adoption of the Amended and Restated Articles of Association, which requires the approval of the holders of a majority of not less than two-thirds of the then-outstanding SPAC Class A Ordinary Shares who, being entitled to so do, vote in person or by proxy at the SPAC Shareholders’ Meeting, and (iii) the adoption of the Incentive Plan, which requires the approval of the holders of a majority of the then-outstanding SPAC Class A Ordinary Shares who, being entitled to so do, vote in person or by proxy at the SPAC Shareholders’ Meeting) (together the “SPAC Shareholder Approval”). This Agreement has been duly and validly executed and delivered by SPAC and Merger Sub and constitutes a legal, valid and binding obligation of SPAC or Merger Sub, enforceable against SPAC or Merger Sub in accordance with its terms subject to the Remedies Exceptions. The SPAC Board has approved this Agreement and the Transactions, and, subject to obtaining the SPAC Shareholder Approval, such approvals are sufficient so that the restrictions on business combinations set forth in the SPAC Organizational Documents shall not apply to the Merger, this Agreement, any Ancillary Agreement or any of the other Transactions.
5.05   No Conflict; Required Filings and Consents.
(a)   The execution and delivery of this Agreement by each of SPAC and Merger Sub do not, and the performance of this Agreement by each of SPAC and Merger Sub will not, (i) conflict with or violate the SPAC Organizational Documents or the Merger Sub Organizational Documents, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law applicable to each of SPAC or Merger Sub or by which any of their properties or assets are bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of SPAC or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of SPAC or Merger Sub is a party or by which each of SPAC or Merger Sub or any of their properties or assets are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.
(b)   The execution and delivery of this Agreement by each of SPAC and Merger Sub do not, and the performance of this Agreement by each of SPAC and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover laws, and filing and recordation of appropriate merger documents as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent SPAC or Merger Sub from performing its material obligations under this Agreement.
5.06   Compliance.   Neither SPAC nor Merger Sub is or has been in conflict with, or in default, breach or violation of, (a) any Law applicable to SPAC or Merger Sub or by which any property or asset of SPAC or Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which SPAC or Merger Sub is a party or by which SPAC or Merger Sub or any property or asset of SPAC or Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a SPAC Material Adverse Effect. Each of SPAC and

Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for SPAC or Merger Sub to own, lease and operate its properties or to carry on its business as it is now being conducted.
5.07   SEC Filings; Financial Statements; Sarbanes-Oxley.
(a)   SPAC has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since July 8, 2021, together with any amendments, restatements or supplements thereto (collectively, the “SPAC SEC Reports”). SPAC has hereto furnished to the Company true and correct copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. As of their respective dates, the SPAC SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in the case of any SPAC SEC Report that is a registration statement, or include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in the case of any other SPAC SEC Report.
(b)   Each of the financial statements (including, in each case, any notes thereto) contained in the SPAC SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of SPAC as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which, individually or in the aggregate, have not been, and would not reasonably be expected to be, material). SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports.
(c)   Except as and to the extent set forth in the SPAC SEC Reports, neither SPAC nor Merger Sub has any material liability or obligation of a nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations arising in the ordinary course of SPAC’s and Merger Sub’s business.
(d)   SPAC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.
(e)   There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC, and SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(f)   Neither SPAC (including, to the knowledge of SPAC, any employee thereof) nor SPAC’s independent auditors has identified or been made aware of (i) any fraud that involves SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (ii) as of the date hereof, any claim or allegation regarding any of the foregoing.
(g)   As of the date hereof, there are no outstanding comments from the SEC with respect to the SPAC SEC Reports. To the knowledge of SPAC, none of the SPAC SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.
(h)   Notwithstanding anything to the contrary in this Section 5.07, no representation or warranty is made in this Agreement as to the accounting treatment of the SPAC Warrants.
5.08   Business Activities; Absence of Certain Changes or Events.
(a)   Since its incorporation, SPAC has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the SPAC

Organizational Documents, there is no agreement, commitment or Governmental Order binding upon SPAC or to which SPAC is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.
(b)   Except for this Agreement and the Transactions, SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, SPAC has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or have its assets or property subject to, in each case whether directly or indirectly, any contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.
(c)   Since its organization, Merger Sub has not conducted any business activities other than activities directed toward the accomplishment of the Merger. Except as set forth in the Merger Sub Organizational Documents, there is no agreement, commitment, or Governmental Order binding upon the Merger Sub or to which the Merger Sub is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Merger Sub or any acquisition of property by Merger Sub or the conduct of business by Merger Sub as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.
(d)   Merger Sub does not own or has a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.
(e)   Merger Sub was formed solely for the purpose of effecting the Merger and has no, and at all times prior to the Effective Time except as contemplated by this Agreement or the Ancillary Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation and the Transactions.
(f)   Since July 8, 2021 and on and prior to the date of this Agreement, except as expressly contemplated by this Agreement, (i) SPAC has conducted its business in all material respects in the ordinary course, other than due to any actions taken due to any COVID-19 Measures, (ii) SPAC has not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of its material assets, (iii) there has not been a SPAC Material Adverse Effect, and (iv) SPAC has not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.02.
5.09   Absence of Litigation.   (a) As of the date of this Agreement, there is no Action pending or, to the knowledge of SPAC, threatened against SPAC, or any property or asset of SPAC, before any Governmental Authority, and (b) as of the Closing, there is no Action pending or, to the knowledge of SPAC, threatened against SPAC, or any property or asset of SPAC, before any Governmental Authority that would reasonably be expected to have a SPAC Material Adverse Effect. Neither SPAC nor any material property or asset of SPAC is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of SPAC, continuing investigation by, any Governmental Authority.
5.10   Board Approval; Vote Required.
(a)   The SPAC Board, by resolutions duly adopted by a unanimous vote of those voting at a meeting duly called quorate and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions (including the Merger) are in the best interests of SPAC, (ii) approved and adopted this Agreement and the Transactions (including the Merger and the Private Placements), (iii) recommended that the shareholders of SPAC approve and adopt this Agreement and approve the Transactions (including the Merger, the Private Placements and the adoption of the Amended and Restated Articles of Association, and the Incentive Plan), and directed that this Agreement and the Transactions (including the Merger, the Private Placements and the Amended and Restated Articles of Association), be submitted for consideration by the shareholders of SPAC at the SPAC Shareholders’ Meeting.

(b)   The Merger Sub Board, by resolutions duly adopted by unanimous written consent and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Merger are fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) approved and adopted this Agreement and the Transactions (including the Merger) and declared their advisability, and (iii) recommended that the sole stockholder of Merger Sub approve and adopt this Agreement and approve the Transactions (including the Merger) and directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the sole stockholder of Merger Sub.
(c)   The only votes of the holders of any class or series of capital stock or membership interests of Merger Sub that are necessary to approve this Agreement, the Merger and the other Transactions are the affirmative vote of the holders of a majority of the outstanding shares of Merger Sub Common Stock.
5.11   No Prior Operations of Merger Sub.   Merger Sub was formed solely for the purpose of engaging in Transactions and has not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than as contemplated by this Agreement.
5.12   Brokers.   Except for B. Riley Securities, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of SPAC or Merger Sub. SPAC has provided the Company with a true and complete copy of all contracts, agreements and arrangements, including its engagement letters, with B. Riley Securities, Inc., other than those that have expired or terminated and as to which no further services are contemplated thereunder to be provided in the future.
5.13   SPAC Trust Fund.   As of the date of this Agreement, SPAC has no less than $146,625,000 in the trust fund established by SPAC for the benefit of its public shareholders (the “Trust Fund”) (including, if applicable, an aggregate of approximately $5,031,250 of deferred underwriting discounts and commissions being held in the Trust Fund) maintained in a trust account at J.P. Morgan Chase Bank, N.A. (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of July 8, 2021, between SPAC and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or the Trustee. There are no separate contracts, agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied): (i) between SPAC and the Trustee that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect; or (ii) that would entitle any person (other than shareholders of SPAC who shall have elected to redeem their SPAC Class A Ordinary Shares pursuant to the SPAC Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise Taxes from any interest income earned in the Trust Account; and (B) upon the exercise of Redemption Rights in accordance with the provisions of the SPAC Organizational Documents. To SPAC’s knowledge, as of the date of this Agreement, following the Effective Time, no shareholder of SPAC shall be entitled to receive any amount from the Trust Account except to the extent such shareholder is exercising its Redemption Rights. There are no Actions pending or, to the knowledge of SPAC, threatened in writing with respect to the Trust Account. Upon consummation of the Merger and notice thereof to the Trustee pursuant to the Trust Agreement, SPAC shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to SPAC as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however, that the liabilities and obligations of SPAC due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (i) to shareholders of SPAC who shall have exercised their Redemption Rights, (ii) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under Law, (iii) to the Trustee for fees and costs incurred in accordance with the Trust Agreement, and (iv) to third parties (e.g., professionals, printers, etc.) who have rendered services to SPAC in connection with its efforts to effect the Merger. As of the date hereof, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC at the Effective Time.
5.14   Employees; Benefit Plans.   SPAC and Merger Sub each have no (and have not at any point had any) employees on their payroll, and have not engaged any contractors, other than consultants and advisors in the ordinary course of business. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC has no unsatisfied material liability with respect to any officer or director. SPAC and Merger Sub have never and do not currently maintain, sponsor, or contribute to any Employee Benefit Plan. Neither the execution and delivery of this Agreement nor the consummation of the Transactions contemplated hereunder (either alone or upon the occurrence of any additional or subsequent events or the passage of time) will (i) cause any compensatory payment or benefit, including any retention, bonus, fee, distribution, remuneration, or other compensation payable to any Person who is or has been an employee of or independent contractor to SPAC (other than fees paid to consultants, advisors, placement agents or underwriters engaged by SPAC in connection with its initial public offering or this Agreement and the Transactions) to increase or become due to any such Person or (ii) result in forgiveness of indebtedness with respect to any employee of SPAC.
5.15   Taxes.
(a)   SPAC and Merger Sub: (i) have duly filed (taking into account any extension of time within which to file) all material Tax Returns they are required to file as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that they are otherwise obligated to pay, except with respect to current period Taxes that are not yet due and payable or otherwise being contested in good faith and for which adequate reserves in accordance with GAAP have been established in the financial statements contained in the SPAC SEC Reports, and no material penalties or charges are due with respect to the late filing of any Tax Return required to be filed by or with respect to them; (iii) have not waived any statute of limitations with respect to the assessment of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency which such waiver or extension remains in effect; and (iv) do not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of a material amount of Taxes or material Tax matters pending, asserted or proposed or threatened in writing.
(b)   Neither SPAC nor Merger Sub is a party to, is bound by or has any obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) or has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment, in each case, other than an agreement, contract, arrangement or commitment entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes.
(c)   Neither SPAC nor Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) adjustment under Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) by reason of a change in method of accounting or otherwise prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) entered into or created prior to the Closing; or (v) prepaid amount received or deferred revenue accrued prior to the Closing outside the ordinary course of business. Neither SPAC nor Merger Sub will be required to make any payment after the Closing Date as a result of an election under Section 965 of the Code.
(d)   Each of SPAC and Merger Sub has withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable laws, rules and regulations relating to the reporting, payment, and withholding of Taxes.
(e)   Neither SPAC nor Merger Sub has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group of which SPAC is the common parent).
(f)   Neither SPAC nor Merger Sub has any material liability for the Taxes of any person (other than SPAC or Merger Sub) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by contract or otherwise (other than, in each case, liabilities for Taxes pursuant to an agreement, contract, arrangement or commitment entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes).
(g)   Neither SPAC nor Merger Sub has (i) any request for a material ruling in respect of Taxes pending between SPAC or Merger Sub, on the one hand, and any Tax authority, on the other hand or (ii) entered into any closing agreements, private letter rulings, technical advice memoranda or similar agreements with a Taxing authority in respect of material Taxes, in each case, that will be in effect after the Closing.
(h)   Neither SPAC nor Merger Sub has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code in the two years prior to the date of this Agreement.
(i)   Neither SPAC nor Merger Sub has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(j)   Neither the IRS nor any other U.S. or non-U.S. taxing authority or agency has asserted in writing or, to the knowledge of SPAC, has threatened to assert against SPAC or Merger Sub any deficiency or claim for material Taxes.
(k)   There are no Tax liens upon any assets of SPAC or Merger Sub except for Permitted Liens.
(l)   Neither SPAC nor Merger Sub has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(m)   Neither SPAC nor Merger Sub has received written notice from a non-U.S. Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(n)   Neither SPAC nor Merger Sub has received written notice of any claim from a Tax authority in a jurisdiction in which SPAC or Merger Sub does not file Tax Returns stating that SPAC or Merger Sub (as applicable) is or may be subject to material Taxation in such jurisdiction.
(o)   SPAC has no Subsidiaries (and has not had any Subsidiary) other than Merger Sub.
(p)   To the knowledge of SPAC, there are no current facts or circumstances that could reasonably be expected to prevent SPAC from being treated as a U.S. tax resident corporation by reason of Section 7874(b) of the Code immediately after the Closing. SPAC has not taken any action, and has no current plan, intention or obligation to take any action, that could reasonably be expected to prevent SPAC from being treated as a U.S. tax resident corporation by reason of Section 7874(b) of the Code immediately after the Closing.
(q)   To the knowledge of SPAC, at the Closing and immediately following the Closing, the authorized and outstanding share capital of SPAC will solely consist of (a) SPAC Class A Ordinary Shares issued to the holders of Company Stock immediately prior to the Closing (including, for the avoidance of doubt, holders of Company Preferred Stock whose shares of Company Preferred Stock were converted to Company Common Stock in the Conversion), and the SPAC Founder Shareholders, (b) SPAC Class A Ordinary

Shares that were issued and outstanding immediately prior to the Closing, (c) Private Placement SPAC Warrants, (d) Public SPAC Warrants, (e) Exchanged Options issued to the holders of Company Options immediately prior to the Closing in the conversion of their Company Options pursuant to Section 3.01(c), (f) Exchanged Restricted Stock issued to the holders of Company Restricted Stock immediately prior to the Closing in the conversion of their Company Restricted Stock pursuant to Section 3.01(d), and (g) Convertible Notes issued to the PIPE Investors.
5.16   Registration and Listing.   As of the date hereof, the issued and outstanding SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange under the symbol “GLTA.U”, the issued and outstanding SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange under the symbol “GLTA”, and the issued and outstanding Public SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange under the symbol “GLTA WS” SPAC has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange. As of the date hereof, there is no Action pending or, to the knowledge of SPAC, threatened in writing against SPAC by the New York Stock Exchange or the SEC with respect to any intention by such entity to deregister the SPAC Units, the SPAC Class A Ordinary Shares or Public SPAC Warrants or terminate the listing of SPAC on the New York Stock Exchange. As of the date hereof, none of SPAC or any of its affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Class A Ordinary Shares or the Public SPAC Warrants under the Exchange Act.
5.17   Insurance.   Except for directors’ and officers’ liability insurance, SPAC does not maintain any insurance policies.
5.18   Intellectual Property.   Neither SPAC nor Merger Sub owns, licenses or otherwise has any right, title or interest in any material Intellectual Property. To the knowledge of SPAC, neither SPAC nor Merger Sub infringes, misappropriates or violates any Intellectual Property of any other Person.
5.19   Agreements; Contracts and Commitments.
(a)   Section 5.19 of the SPAC Disclosure Schedule sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K of the SEC) to which SPAC or Merger Sub is party, including contracts by and among SPAC or Merger Sub, on the one hand, and any director, officer, stockholder or Affiliate of such parties (the “SPAC Material Contracts”), on the other hand, other than any such SPAC Material Contract that is listed as an exhibit to any SPAC SEC Report.
(b)   Neither SPAC nor, to the knowledge of SPAC, any other party thereto, is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any SPAC Material Contract.
5.20   Title to Property.   Neither SPAC nor Merger Sub owns or leases any real property or personal property. There are no options or other contracts under which SPAC or Merger Sub has a right or obligation to acquire or lease any interest in real property or personal property.
5.21   Investment Company Act.   Neither SPAC nor Merger Sub is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
5.22   Private Placements.
(a)   As of the date hereof, (i) SPAC has delivered to the Company true, correct and complete copies of each of the Subscription Agreements entered into by SPAC with the applicable PIPE Investors named therein, pursuant to which the PIPE Investors have committed to provide the PIPE Investment Amount; (ii) to the knowledge of SPAC, with respect to each PIPE Investor, the Subscription Agreement with such PIPE Investor is in full force and effect and has not been withdrawn or terminated, or otherwise amended, modified or waived, in any material respect (it being understood that a change of or to one or more entities or individuals with respect to a PIPE Investor shall not be deemed a violation of the foregoing), and no withdrawal, termination, amendment or modification is contemplated by SPAC; (iii) each Subscription Agreement is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, each PIPE Investor, and neither the execution or delivery by SPAC thereto nor the performance of SPAC’s obligations under any such Subscription Agreement violates any Laws; (iv) there are no other agreements, side letters, or arrangements between SPAC and any PIPE Investor relating to any Subscription Agreement that would affect the obligation of such PIPE Investor to contribute to SPAC the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreement of such PIPE Investor, and SPAC does not know of any facts or circumstances that would result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Investment Amount not being available to SPAC, on the Closing Date; and (v) no event has occurred that, with or without notice, lapse of time or both, would constitute a material default or breach on the part of SPAC under any term or condition of any Subscription Agreement and SPAC has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement.
(b)   No fees, consideration (other than the Convertible Notes and SPAC Class A Ordinary Shares issued or issuable with respect thereto, as applicable, in connection with the PIPE Investment Amount) or other discounts are payable or have been agreed by SPAC (including, from and after the Closing, the Company and Merger Sub) to any PIPE Investor in respect of its portion of the PIPE Investment Amount.
5.23   Fairness Opinion.   The SPAC Board has received the opinion of Scura Partners LLC, dated the date of this Agreement, that, as of such date and subject to certain assumptions, limitations, qualifications and other matters set forth therein, that the [      ] is fair from a financial point of view to the SPAC.
5.24   SPAC’s and Merger Sub’s Investigation and Reliance.   Each of SPAC and Merger Sub is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and any Company Subsidiary and the Transactions, which investigation, review and analysis were conducted by SPAC and Merger Sub together with expert advisors, including legal counsel, that they have engaged for such purpose. SPAC, Merger Sub and their Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and any Company Subsidiary and other information that they have requested in connection with their investigation of the Company and the Company Subsidiaries and the Transactions. Neither SPAC nor Merger Sub is relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any Company Subsidiary or any of their respective Representatives, except as expressly set forth in Article IV (as modified by the Company Disclosure Schedule) or in the corresponding representations and warranties contained in the certificate delivered pursuant to Section 8.02(c). Neither the Company nor any of its respective stockholders, affiliates or Representatives shall have any liability to SPAC, Merger Sub or any of their respective stockholders, affiliates or Representatives resulting from the use of any information, documents or materials made available to SPAC or Merger Sub or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or in any certificate delivered by the Company pursuant to this Agreement. SPAC and Merger Sub acknowledge that, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or in any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any of its stockholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company and/or any Company Subsidiary.
5.25   SPAC Founders Stock Letter.   SPAC has delivered to the Company a true, correct and complete copy of the SPAC Founders Stock Letter. No withdrawal, termination, amendment or modification of the SPAC Founders Stock Letter is contemplated by SPAC and, to the knowledge of SPAC, the SPAC Founders Stock Letter is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any material respect. The SPAC Founders Stock Letter is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, the other SPAC Founder Shareholders. To the knowledge of SPAC, neither the execution nor delivery by the SPAC Founder Shareholders of, nor the performance of any of the SPAC Founder Shareholders’ obligations under, the SPAC Founders Stock Letter violates any provision of, or results in the breach of or default under, or requires any filing, registration or qualification under, any applicable Law (other than as required under applicable securities laws and as otherwise contemplated herein or in the other Transaction Documents). No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of SPAC under any material term or condition of the SPAC Founders Stock Letter.

ARTICLE VI
CONDUCT OF BUSINESS PENDING THE MERGER
6.01   Conduct of Business by the Company Pending the Merger.
(a)   The Company agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, except as (i) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (ii) set forth in Section 6.01 of the Company Disclosure Schedule or (iii) required by applicable Law, unless SPAC shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed):
(i)   the Company shall use reasonable best efforts, and shall cause the Company Subsidiaries to use reasonable best efforts to, conduct their business in the ordinary course of business (taking into account recent past practice in light of COVID-19, including COVID-19 Measures by the Company taken prior to the date hereof); provided that any action taken, or omitted to be taken, that is required by applicable Law (including COVID-19 Measures) shall be deemed to be in the ordinary course of business; and
(ii)   the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, key employees and consultants of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with suppliers and other persons with which the Company or any Company Subsidiary has significant business relations in all material respects.
(b)   By way of amplification and not limitation, except as (i) expressly contemplated by any other provision of this Agreement, including any subclause of this Section 6.01(b), or any Ancillary Agreement, (ii) set forth in Section 6.01 of the Company Disclosure Schedule or (iii) required by applicable Law (including COVID-19 Measures), the Company shall not, and shall cause each Company Subsidiary not to, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of SPAC (which consent shall not be unreasonably withheld, conditioned or delayed):
(i)   amend or otherwise change the certificate of incorporation, bylaws or other organizational documents of the Company;
(ii)   adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger);
(iii)   issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any Company Subsidiary, provided that (1) the exercise or settlement of any Company Options or Company Warrants in effect on the date of this Agreement and (2) the issuance of shares of Company Common Stock (or other class of equity security of the Company, as applicable) pursuant to the terms of the Company Preferred Stock and the Company Warrants, in each case, in effect on the date of this Agreement, in each case, shall not require the consent of SPAC; or (B) any material assets of the Company or any Company Subsidiary, except for (1) dispositions of obsolete or worthless equipment and (2) transactions among the Company and the Company Subsidiaries or among the Company Subsidiaries and (3) the sale or provision of good or services to customers in the ordinary course of business;
(iv)   acquire any equity interest in, or enter into a joint venture with, any other entity (excluding, for the avoidance of doubt, any wholly owned Company Subsidiary);

(v)   declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than any dividends or other distributions from any wholly owned Company Subsidiary to the Company or any other wholly owned Company Subsidiary;
(vi)   reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than acquisitions of any such capital stock or other Company securities in connection with the exercise of Company Options or the forfeiture or repurchase (as applicable) of Company Restricted Stock upon the termination of service of any Service Provider pursuant to the terms of the Company Equity Incentive Plan and applicable underlying award agreement in effect on the date of this Agreement;
(vii)   (A) acquire (including by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof for consideration in excess of $125,000 individually or $250,000 in the aggregate; or (B) incur any indebtedness for borrowed money having a principal or stated amount in excess of $250,000 or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or intentionally grant any security interest in any of its assets, except for (i) advances, loans or other incurrence of indebtedness of any kind under any credit facilities or other debt instrument (including under any applicable credit line) of the Company or the Company Subsidiaries not to exceed $250,000 and (ii) any such indebtedness among the Company and any wholly-owned Company Subsidiary or among wholly-owned Company Subsidiaries;
(viii)   make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, agents or consultants), in each case, in excess of $250,000, individually or in the aggregate, make any material change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person, except (A) advances to employees or officers of the Company or any Company Subsidiaries in the ordinary course of business, (B) prepayments and deposits paid to suppliers of the Company or any Company Subsidiary in the ordinary course of business or (C) trade credit extended to customers of the Company or any Company Subsidiary in the ordinary course of business;
(ix)   make any material capital expenditures (or commit to making any capital expenditures) in excess of $500,000, individually or in the aggregate, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the date of this Agreement, made available to SPAC;
(x)   acquire any fee interest in real property;
(xi)   except as required by applicable Law or the terms of any existing Plans or Contracts as in effect on the date hereof, (A) grant any material increase in the compensation, incentives or benefits paid, payable, or to become payable to any current or former Service Provider, except for increases in salary or hourly wage rates to non-executive officers made in the ordinary course of business to any such Service Provider(and any corresponding bonus opportunity increases); (B) enter into any new, or materially amend any existing retention, employment, employee incentive, severance or termination agreement with any current or former Service Provider (other than employment offer letters entered into in the ordinary course of business with new hires permitted pursuant to subsection (E) below); (C) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits payable to any current or former Service Provider or under any Plan; (D) establish or become obligated under any collective bargaining agreement, collective agreement, or other contract or agreement with a labor union, trade union, works council, or other representative of Company employees; (E) hire any new employees of the Company or any Company Subsidiary unless (1) necessary to replace an employee whose employment has ended, as permitted hereunder (and in which case such hiring shall be on terms substantially similar to the terms applicable to the employment of the employee being replaced) or (2) such employee is hired with an annual base salary below $150,000; or (F) terminate the employment of any employee with an annual base salary at or above $150,000, other than any such termination for cause or due to death or disability; except that, in each case and without limiting the generality of the foregoing subclauses (A)  – (F), the Company may make annual or quarterly bonus or commission payments in the ordinary course of business;
(xii)   make any material change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as (A) contemplated by this Agreement or the Transactions or (B) required by a concurrent amendment in GAAP, IFRS or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;
(xiii)   (A) amend any material Tax Return, (B) change any material method of Tax accounting, (C) make, change or rescind any material election relating to Taxes, or (D) settle or compromise any material U.S. federal, state, local or non-U.S. Tax audit, assessment, Tax claim or other controversy relating to Taxes, in each case, that is reasonably likely to result in an increase to a Tax liability, which increase is material to the Company and the Company Subsidiaries taken as a whole;
(xiv)   (A) materially amend or modify, or consent to the termination (excluding any expiration in accordance with its terms) of, any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s or any Company Subsidiary’s material rights thereunder, in each case in a manner that is adverse to the Company or any Company Subsidiary, taken as a whole, or (B) enter into any contract or agreement that would have been a Material Contract had it been entered into prior to the date of this Agreement, in each case of the foregoing, except in the ordinary course of business;
(xv)   fail to use reasonable efforts to protect the confidentiality of any material trade secrets constituting Company-Owned IP;
(xvi)   enter into any contract, agreement or arrangement that obligates the Company or any Company Subsidiary to develop any Intellectual Property related to the business of the Company or the Products, in which such Intellectual Property would be owned by a third party;
(xvii)   permit any material item of Company-Owned IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in material items of Company-Owned IP;
(xviii)   waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $250,000 individually or $500,000 in the aggregate, in each case in excess of insurance proceeds;
(xix)   enter into any material new line of business outside of the business currently conducted by the Company or the Company Subsidiaries as of the date of this Agreement;
(xx)   voluntarily fail to maintain or cancel without replacing any coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Company and any Company Subsidiaries and their assets and properties or change coverage in a manner materially detrimental to the Company and the Company Subsidiaries, taken as a whole, any material insurance policy insuring the business of the Company or any of the Company Subsidiaries;
(xxi)   fail to use reasonable best efforts to keep current and in full force and effect, or to comply in all material respects with the requirements of, any Company Permit that is material to the conduct of the business of the Company and the Company Subsidiaries taken as a whole;
(xxii)   amend or modify, or consent to the termination of, that certain Warrant Termination Agreement among the Company and the holders of the Company Warrants, dated as of the date hereof, or amend, waive, modify or consent to the termination of the Company’s rights thereunder; or
(xxiii)   enter into any binding agreement or otherwise make a binding commitment to do any of the foregoing.
Nothing herein shall require the Company to obtain consent from SPAC to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law (including any COVID-19

Measures), and nothing contained in this Section 6.01 shall give to SPAC, directly or indirectly, the right to control the Company or any of the Company Subsidiaries prior to the Closing Date. Prior to the Closing Date, each of SPAC and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.
6.02   Conduct of Business by SPAC and Merger Sub Pending the Merger.   Except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the Private Placements) and except as required by applicable Law, SPAC agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), SPAC shall use reasonable best efforts to, and shall cause Merger Sub to use reasonable best efforts to, conduct their respective businesses in the ordinary course of business. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the Private Placements) and as required by applicable Law, neither SPAC nor Merger Sub shall, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):
(a)   amend or otherwise change the SPAC Organizational Documents, the Merger Sub Organizational Documents or form any subsidiary of SPAC other than Merger Sub;
(b)   declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Fund that are required pursuant to the SPAC Organizational Documents;
(c)   reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the SPAC Class A Ordinary Shares or SPAC Warrants except for redemptions from the Trust Fund and conversion of the SPAC Founder Shares that are required pursuant to the SPAC Organizational Documents;
(d)   issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of SPAC or Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of SPAC or Merger Sub, except in connection with conversion of the SPAC Founder Shares pursuant to the SPAC Organizational Documents, except in connection with a loan from the Sponsor or an affiliate thereof or certain of SPAC’s officers and directors to finance SPAC’s transaction costs in connection with the Transactions or other expenses unrelated to the Transactions;
(e)   (i) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or otherwise acquire any securities or material assets from any third party, (ii) enter into any strategic joint ventures, partnerships or alliances with any other person or (iii) make any loan or advance or investment in any third party or initiate the start-up of any new business, non-wholly owned Subsidiary or joint venture;
(f)   incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of SPAC, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business or except a loan from the Sponsor or an affiliate thereof or certain of SPAC’s officers and directors to finance SPAC’s transaction costs in connection with the Transactions or other expenses unrelated to the Transactions;
(g)   make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(h)   (A) amend any material Tax Return, (B) change any material method of Tax accounting, (C) make, change or rescind any material election relating to Taxes, or (D) settle or compromise any material U.S. federal, state, local or non-U.S. Tax audit, assessment, Tax claim or other controversy relating to Taxes, in each case that is reasonably likely to result in an increase to a Tax liability, which increase is material to SPAC and Merger Sub taken as a whole;
(i)   liquidate, dissolve, reorganize or otherwise wind up the business and operations of SPAC or Merger Sub;
(j)   amend or modify the Trust Agreement or any other agreement related to the Trust Account;
(k)   (i) hire any employee or (ii) except as contemplated by the Incentive Plan Proposal, adopt or enter into any Employee Benefit Plan (including grant or establish any form of compensation or benefits to any current or former employee, officer, director or other individual service provider of SPAC (for the avoidance of doubt, other than consultants, advisors, including legal counsel, or institutional service providers engaged by SPAC)); or
(l)   enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.
Nothing herein shall require SPAC to obtain consent from the Company to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law. Prior to the Closing Date, each of the Company and SPAC shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.
6.03   Claims Against Trust Account.   The Company agrees that, notwithstanding any other provision contained in this Agreement, the Company does not now have, and shall not at any time prior to the Effective Time have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company on the one hand, and SPAC on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.03 as the “Claims”). Notwithstanding any other provision contained in this Agreement, the Company hereby irrevocably waives any Claim it may have, now or in the future and will not seek recourse against the Trust Fund for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver will not limit or prohibit the Company from pursuing a claim against SPAC, Merger Sub or any other person (a) for legal relief against monies or other assets of SPAC or Merger Sub held outside of the Trust Account or for specific performance or other equitable relief in connection with the Transactions (including a claim for SPAC to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Redemption Rights)) or (b) for damages for breach of this Agreement against SPAC (or any successor entity) or Merger Sub in the event this Agreement is terminated for any reason and SPAC consummates a business combination transaction with another party. In the event that the Company commences any action or proceeding against or involving the Trust Fund in violation of the foregoing, SPAC shall be entitled to recover from the Company the associated reasonable legal fees and costs in connection with any such action, in the event SPAC prevails in such action or proceeding.
ARTICLE VII
ADDITIONAL AGREEMENTS
7.01   No Solicitation.
(a)   From the date of this Agreement and ending on the earlier of the Closing and the valid termination of this Agreement in accordance with Section 9.01, the Company shall not, and shall cause the Company Subsidiaries not to and shall direct its and their respective Representatives acting on its or their behalf not to, directly or indirectly, (i) enter into, solicit, initiate, knowingly facilitate, knowingly encourage or continue any discussions or negotiations with, or knowingly encourage any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any (x) sale of 15% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, (y) sale of 15% or more of the outstanding capital stock of the Company or one or more Company Subsidiaries holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, or (z) merger, consolidation, liquidation, dissolution or similar transaction involving the Company or one or more of the Company Subsidiaries holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, in each case, other than with SPAC and its Representatives (an “Alternative Transaction”), (ii) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of the Company Subsidiaries in connection with any proposal or offer that could reasonably be expected to lead to an Alternative Transaction, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Transaction, (iv) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Alternative Transaction or any proposal or offer that could reasonably be expected to lead to an Alternative Transaction, (v) commence, continue or renew any due diligence investigation regarding any Alternative Transaction, or (vi) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. The Company shall, and shall cause the Company Subsidiaries to and shall direct its and their respective affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Transaction. The Company also agrees that it will promptly request each special purpose acquisition corporation that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Alternative Transaction to return or destroy all confidential information furnished to such person by or on behalf of the Company prior to the date hereof.
(b)   From the date of this Agreement and ending on the earlier of the Closing and the valid termination of this Agreement in accordance with Section 9.01, the Company shall notify SPAC promptly after receipt by the Company, the Company Subsidiaries or any of their respective Representatives of any inquiry or proposal with respect to an Alternative Transaction, any inquiry that would reasonably be expected to lead to an Alternative Transaction or any request for non-public information relating to the Company or any of the Company Subsidiaries or for access to the business, properties, assets, personnel, books or records of the Company or any of the Company Subsidiaries by any third party, in each case that is related to or that would reasonably be expected to lead to an Alternative Transaction. In such notice, the Company shall identify the third party making any such inquiry, proposal, indication or request with respect to an Alternative Transaction and provide the details of the material terms and conditions of any such inquiry, proposal, indication or request. The Company shall keep SPAC informed, on a reasonably current and prompt basis, of the status and material terms of any such inquiry, proposal, indication or request with respect to an Alternative Transaction, including the material terms and conditions thereof any material amendments or proposed amendments.
(c)   If the Company or any of the Company Subsidiaries or any of its or their respective Representatives receives any inquiry or proposal with respect to an Alternative Transaction at any time from the date of this Agreement and ending on the earlier of the Closing and the valid termination of this Agreement in accordance with Section 9.01, then the Company shall promptly notify such person in writing that the Company is subject to an exclusivity agreement with respect to the Alternative Transaction that prohibits them from considering such inquiry or proposal. Without limiting the foregoing, the parties agree that any violation of the restrictions set forth in this Section 7.01 by the Company or any of the Company Subsidiaries or its or their respective affiliates or Representatives shall be deemed to be a breach of this Section 7.01 by the Company.
(d)   From the date of this Agreement and ending on the earlier of the Closing and the valid termination of this Agreement in accordance with Section 9.01, each of SPAC and Merger Sub shall not, and shall direct their respective Representatives acting on their behalf not to, directly or indirectly, (i) enter into, solicit, initiate, knowingly facilitate, knowingly encourage or respond to or continue any discussions or negotiations with, or knowingly encourage any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group”

within the meaning of Section 13(d) of the Exchange Act, concerning any merger, consolidation, or acquisition of stock or assets or any other business combination involving SPAC and any other corporation, partnership or other business organization other than the Company and Company Subsidiaries (a “SPAC Alternative Transaction”), (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any SPAC Alternative Transaction, (iii) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any SPAC Alternative Transaction or any proposal or offer that could reasonably be expected to lead to a SPAC Alternative Transaction, (iv) commence, continue or renew any due diligence investigation regarding any SPAC Alternative Transaction, or (v) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. Each of SPAC and Merger Sub shall, and shall direct their respective affiliates and Representatives acting on their behalf to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any SPAC Alternative Transaction; provided, however, for the avoidance of doubt, nothing in this Section 7.01 shall limit the rights of any affiliate of SPAC, including Sponsor, or any of its Representatives with respect to any transaction involving any person (other than SPAC) and any corporation, partnership or other business organization (other than the Company). The parties agree that any violation of the restrictions set forth in this Section 7.01 by SPAC or Merger Sub or their respective affiliates or Representatives shall be deemed to be a breach of this Section 7.01 by SPAC and Merger Sub.
(e)   From the date of this Agreement and ending on the earlier of the Closing and the valid termination of this Agreement in accordance with Section 9.01, SPAC shall notify the Company promptly after receipt by SPAC or any of its Representatives of any inquiry or proposal with respect to a SPAC Alternative Transaction, any inquiry that would reasonably be expected to lead to a SPAC Alternative Transaction or any request for non-public information relating to SPAC or for access to the business, properties, assets, personnel, books or records of SPAC by any third party, in each case that is related to an inquiry or proposal with respect to a SPAC Alternative Transaction. In such notice, SPAC shall identify the third party making any such inquiry, proposal, indication or request with respect to a SPAC Alternative Transaction and provide the details of the material terms and conditions of any such inquiry, proposal, indication or request. SPAC shall keep the Company informed, on a reasonably current and prompt basis, of the status and material terms of any such inquiry, proposal, indication or request with respect to a SPAC Alternative Transaction, including the material terms and conditions thereof any material amendments or proposed amendments.
(f)   If SPAC or any of its Representatives receives any inquiry or proposal with respect to a SPAC Alternative Transaction at any time from the date of this Agreement and ending on the earlier of the Closing and the valid termination of this Agreement in accordance with Section 9.01, then SPAC shall promptly notify such person in writing that SPAC is subject to an exclusivity agreement with respect to the Alternative Transaction that prohibits them from considering such inquiry or proposal.
7.02   Registration Statement; Proxy Statement.
(a)   As promptly as practicable after the execution of this Agreement, subject to the terms of this Section 7.02, (i) SPAC and the Company shall prepare, and SPAC shall file with the SEC, mutually acceptable materials which shall include a proxy statement / prospectus containing a proxy statement in preliminary form (as amended or supplemented, the “Proxy Statement”) to be filed with the SEC as part of the Registration Statement and sent to SPAC’s shareholders relating to the meeting of SPAC’s shareholders (including any adjournment or postponement thereof, the “SPAC Shareholders’ Meeting”) to be held to consider (A) approval and adoption of this Agreement and the Merger and the other Transactions contemplated by this Agreement, including the adoption of the Amended and Restated Articles of Association, in the form attached as Exhibit B to this Agreement (with such changes as may be agreed in writing by SPAC and the Company) effective as of the Effective Time and any separate or unbundled proposals as are required to implement the foregoing, (B) approval of the issuance of SPAC Class A Ordinary Shares as contemplated by this Agreement and the Subscription Agreements, (C) approval and adoption of the Incentive Plan (the “Incentive Plan Proposal”), (D) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, and (E) any other proposals the parties deem necessary to effectuate the

Merger (clauses (A), (B), (C), (D) and (E) collectively, the “Required SPAC Proposals”), and (ii) the Company and SPAC shall jointly prepare and SPAC shall file with the SEC a registration statement on Form F-4 (together with all amendments thereto, the “Registration Statement”) in connection with the registration under the Securities Act of the SPAC Class A Ordinary Shares to be issued or issuable to the stockholders of the Company pursuant to this Agreement (other than any SPAC Class A Ordinary Shares that are not eligible to be registered in the Registration Statement). Each of the Company and SPAC shall furnish all information concerning such party as the other party may reasonably request in connection with such actions and the preparation of the Merger Materials. SPAC and the Company each shall use their reasonable best efforts to (w) cause the Registration Statement, when filed with the SEC, to comply in all material respects with all legal requirements applicable thereto, (x) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Merger Materials, (y) cause the Registration Statement to be declared effective as promptly as practicable and (z) keep the Registration Statement effective as long as is necessary to consummate the Transactions. SPAC shall take all actions necessary to cause the Merger Materials to be mailed to its shareholders as of the applicable record date as promptly as practicable (and in any event within three (3) Business Days) following the date upon which the Registration Statement becomes effective. Each of the Company and SPAC shall otherwise reasonably assist and cooperate with the other party in the preparation of the Merger Materials and the resolution of any comments received from the SEC. In furtherance of the foregoing, the Company (i) agrees to promptly provide SPAC with all information concerning the business, management, operations and financial condition of the Company and its Subsidiaries, in each case, reasonably requested by SPAC for inclusion in the Merger Materials and (ii) shall cause the officers and employees of the Company and its Subsidiaries to be reasonably available to SPAC and its counsel in connection with the drafting of the Merger Materials and to respond in a timely manner to comments on the Merger Materials from the SEC. For purposes of this Agreement, the term “Merger Materials” means the Registration Statement, including the prospectus forming a part thereof, the Proxy Statement, and any amendments thereto. In the event of any conflict or overlap between this Section 7.02(a) and the provisions of Section 7.14 relating to Tax, the provisions of Section 7.14 shall control.
(b)   No filing of, or amendment or supplement to the Merger Materials will be made by the Company or SPAC without the approval of SPAC or the Company, respectively (such approval not to be unreasonably withheld, conditioned or delayed). SPAC will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, or of the suspension of the qualification of the SPAC Class A Ordinary Shares to be issued or issuable in the Merger to the stockholders of the Company pursuant to this Agreement. SPAC will advise the Company, promptly after it receives notice thereof, of any request by the SEC for amendment of the Merger Materials or comments thereon and responses thereto or requests by the SEC for additional information and shall, as promptly as practicable after receipt thereof, supply the Company with copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, or, if not in writing, a description of such communication, with respect to the Merger Materials or the Merger. No response to any comments from the SEC or the staff of the SEC relating to the Merger Materials will be made by the Company or SPAC without the prior consent of SPAC or the Company, respectively (such consent not to be unreasonably withheld, conditioned or delayed), and without providing SPAC or the Company, as applicable, a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC.
(c)   SPAC represents that the information supplied by SPAC for inclusion in the Merger Materials shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Merger Materials are mailed to its shareholders and (iii) the time of the SPAC Shareholders’ Meeting, include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to SPAC or Merger Sub, or their respective officers or directors, should be discovered by SPAC which should be set forth in an amendment or a supplement to the Merger Materials, SPAC shall promptly inform the Company.
(d)   The Company represents that the information supplied by it for inclusion in the Merger Materials shall not, at (i) the time the Registration Statement is declared effective and (ii) the time of the SPAC Shareholders’ Meeting, include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any Company Subsidiary or its officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Merger Materials, the Company shall promptly inform SPAC.
(e)   Prior to distributing materials to be provided to the stockholders of the Company in connection with soliciting consent from such persons to the Transactions contemplated by this Agreement, the Company shall provide a draft copy of such materials to SPAC and shall consider in good faith any comments or suggested changes that SPAC proposes with respect to such materials.
7.03   Company Stockholder Approval.   The Company shall (i) obtain and deliver to SPAC, the Requisite Company Stockholder Approval, (A) in the form of a written consent attached hereto as Exhibit C (the “Written Consent”) executed by each of the Key Company Stockholders (pursuant to the Stockholder Support Agreement), as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to stockholders, and in any event within five (5) Business Days after the Registration Statement is declared effective, and (B) in accordance with the terms and subject to the conditions of the Company’s certificate of incorporation and bylaws and other organizational documents, and (ii) take all other action necessary or advisable to secure the Requisite Company Stockholder Approval and, if applicable, any additional consents or approvals of its stockholders related thereto. If the Company fails to deliver the Written Consent to SPAC within five (5) Business Days of the Registration Statement becoming effective (a “Written Consent Failure”), SPAC shall have the right to terminate this Agreement as set forth in Section 9.01(e).
7.04   SPAC Shareholders’ Meeting; Merger Sub Stockholder’s Approval.
(a)   SPAC shall call and hold the SPAC Shareholders’ Meeting as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting solely upon the Required SPAC Proposals, and SPAC shall use its reasonable best efforts to hold the SPAC Shareholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective; provided, that SPAC may (or, upon the receipt of a request to do so from the Company, shall) postpone or adjourn the SPAC Shareholders’ Meeting on one or more occasions for up to thirty (30) days in the aggregate (or, if earlier, until the Outside Date) upon the good faith determination by the SPAC Board that such postponement or adjournment is reasonably necessary to solicit additional proxies to obtain approval of the Required SPAC Proposals or otherwise take actions consistent with SPAC’s obligations pursuant to Section 7.09. SPAC shall use its reasonable best efforts to obtain the approval of the Required SPAC Proposals at the SPAC Shareholders’ Meeting, including by soliciting from its shareholders proxies as promptly as possible in favor of the Required SPAC Proposals, and shall take all other action necessary or advisable to secure the required vote or consent of its shareholders. The SPAC Board shall recommend to its shareholders that they approve the Required SPAC Proposals (the “SPAC Recommendation”) and shall include the SPAC Recommendation in the Proxy Statement. Neither the SPAC Board nor any committee thereof shall: (i) withdraw, modify, amend or qualify (or propose to withdraw, modify, amend or qualify publicly) the SPAC Recommendation, or fail to include the SPAC Recommendation in the Proxy Statement; or (ii) approve, recommend or declare advisable (or publicly propose to do so) any SPAC Alternative Transaction.
(b)   Notwithstanding (i) the making of any inquiry or proposal with respect to a SPAC Alternative Transaction or (ii) anything to the contrary contained herein, unless this Agreement has been earlier validly terminated in accordance with Section 9.01, (A) in no event shall SPAC or Merger Sub execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any SPAC Alternative Transaction or terminate this Agreement in connection therewith and (B) SPAC and Merger Sub shall otherwise remain subject to the terms of this Agreement, including SPAC’s obligation to use reasonable best efforts to obtain the approval of the Required SPAC Proposals at the SPAC Shareholders’ Meeting in accordance with Section 7.04(a).
(c)   Promptly following the execution of this Agreement, SPAC shall approve and adopt this Agreement and approve the Merger and the other Transactions as the sole stockholder of Merger Sub.

7.05   Access to Information; Confidentiality.
(a)   From the date of this Agreement until the Effective Time, the Company and SPAC shall (and shall cause their respective subsidiaries to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its Subsidiaries as the other party or its Representatives may reasonably request. Notwithstanding the foregoing, neither the Company nor SPAC shall be required to provide access to or disclose information where the access or disclosure would eliminate the protection of attorney-client privilege or contravene applicable Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such elimination or contravention), any such access shall be conducted in a manner not to materially interfere with the businesses or operations of the Company or SPAC, as applicable, and in compliance with all measures implemented by Governmental Authorities in response to COVID-19.
(b)   All information obtained by the parties pursuant to this Section 7.05 shall be kept confidential in accordance with the confidentiality agreement, dated August 23, 2021 (the “Confidentiality Agreement”), between SPAC and the Company.
(c)   Notwithstanding anything in this Agreement to the contrary, each party (and its respective Representatives) may consult any Tax advisor as is reasonably necessary regarding the Tax treatment and Tax structure of the Transactions and may disclose to such advisor as if reasonably necessary, the intended Tax treatment and Tax structure of the Transactions and all materials (including any Tax analysis) that are provided relating to such treatment or structure, in each case in accordance with the Confidentiality Agreement.
7.06   Incentive Plan.   Subject to approval of the shareholders of SPAC in the Proxy Statement and conditioned upon the occurrence of the Closing, prior to the Effective Time, SPAC shall approve and adopt the 2022 Incentive Award Plan in substantially the form attached hereto as Exhibit D (the “Incentive Plan”), to be effective in connection with the Closing. As soon as practicable following the Closing Date, SPAC shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the SPAC Class A Ordinary Shares issuable under the Incentive Plan, and SPAC shall maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as any Exchanged Options, Exchanged Restricted Stock, Earnout Shares, and any awards granted pursuant to the Incentive Plan remain outstanding.
7.07   Directors’ and Officers’ Indemnification.
(a)   The certificate of incorporation and bylaws of the Surviving Subsidiary Corporation shall contain provisions no less favorable with respect to indemnification, exculpation, advancement or expense reimbursement than are set forth in the charter or bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company (the “D&O Indemnitees”), unless such modification shall be required by applicable Law. The parties hereto further agree that with respect to the provisions of the charter, bylaws or limited liability company agreements of the Company Subsidiaries relating to indemnification, exculpation, advancement or expense reimbursement, such provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of the D&O Indemnitees, unless such modification shall be required by applicable Law. For a period of six years from the Effective Time, SPAC shall indemnify and hold harmless each present and former director and officer of the Company or any Company Subsidiary against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under applicable Law, the Company Certificate of

Incorporation or the bylaws of the Company, the charter, bylaws or limited liability company agreements of the Company Subsidiary, or any indemnification agreement in effect on the date of this Agreement to indemnify or exculpate such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).
(b)   The Amended and Restated Articles of Association shall contain provisions no less favorable with respect to indemnification, exculpation, advancement or expense reimbursement than are set forth as of the date hereof in the charter or bylaws of SPAC and Merger Sub, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of SPAC (the “SPAC D&O Indemnitees”), unless such modification shall be required by applicable Law. The parties hereto further agree that with respect to the provisions of the charter or bylaws of SPAC as of the date hereof relating to indemnification, exculpation, advancement or expense reimbursement, such provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of the SPAC D&O Indemnitees, unless such modification shall be required by applicable Law. For a period of six years from the Effective Time, SPAC shall indemnify and hold harmless each present and former director and officer of SPAC against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that SPAC would have been permitted under applicable Law, the SPAC Articles of Association, the certificate of incorporation or bylaws of Merger Sub, or any indemnification agreement in effect on the date of this Agreement to indemnify or exculpate such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).
(c)   For a period of six years from the Effective Time, SPAC shall maintain in effect directors’ and officers’ liability insurance (“D&O Insurance”) covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy (true, correct and complete copies of which have been heretofore made available to SPAC or its agents or Representatives) (the “Company D&O Insurance”) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall SPAC be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company for such insurance policy for the year ended December 31, 2021 (the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then SPAC will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. Prior to the Effective Time, the Company may purchase a prepaid “tail” policy with respect to the Company D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the aggregate cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company elects to purchase such a “tail” policy prior to the Effective Time, SPAC will maintain such “tail” policy in full force and effect for a period of no less than six years after the Effective Time and continue to honor its obligations thereunder. If the Company is unable to obtain the “tail” policy and SPAC is unable to obtain the insurance described in this Section 7.07(c) for an amount less than or equal to the Maximum Annual Premium, SPAC will instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Annual Premium.
(d)   Prior to the Effective Time, SPAC may purchase a prepaid “tail” policy (a “SPAC Tail Policy”) with respect to the D&O Insurance covering those persons who are currently covered by SPAC’s directors’ and officers’ liability insurance policies (the “SPAC D&O Insurance”). If SPAC elects to purchase such SPAC Tail Policy prior to the Effective Time, SPAC will maintain such SPAC Tail Policy in full force and effect for a period of no less than six years after the Effective Time and continue to honor SPAC’s obligations thereunder.
(e)   With respect to any claims that may be made under the Company D&O Insurance or the SPAC D&O Insurance or any applicable “tail” policies, (i) prior to the Effective Time, SPAC and the Company shall cooperate with the other party as reasonably requested by such other party, and (ii) after the Effective

Time, SPAC shall cooperate with any person insured by such policies as reasonably requested by such person. For the avoidance of doubt, any D&O Insurance intended to cover claims arising out of or pertaining to matters existing or occurring after the Effective Time shall be an expense of SPAC following the Closing.
(f)   The provisions of this Section 7.07 (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee and each SPAC D&O Indemnitee, in each case, who is an intended third-party beneficiary of this Section 7.07; and (ii) are in addition to any rights such D&O Indemnitees or SPAC D&O Indemnitees may have under the organizational documents of SPAC or its Subsidiaries, as the case may be, or under any applicable Contracts or Laws and not intended to, nor shall be construed or shall release or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to SPAC, SPAC or their respective Subsidiaries for any of their respective directors, officers or other employees (it being understood and agreed that the indemnification provided for in this Section 7.07 is not prior to or in substitution of any such claims under such policies).
(g)   Notwithstanding anything contained in this Agreement to the contrary, this Section 7.07 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on SPAC and all successors and assigns of SPAC. In the event SPAC or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provisions shall be made so that the successors and assigns of SPAC shall assume, at and as of the closing of the applicable transaction referred to in this Section 7.07(g) all of the obligations set forth in this Section 7.07.
(h)   On the Closing Date, SPAC shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and SPAC with the directors and officers of SPAC following the Closing, which indemnification agreements shall continue to be effective following the Closing. For the avoidance of doubt, the indemnification agreements with the directors and officers of SPAC prior to the Closing in effect as of the date hereof and listed on Section 7.07(h) of the SPAC Disclosure Schedule shall continue to be effective following the Closing, and SPAC shall continue to honor its obligations thereunder.
7.08   Notification of Certain Matters.   The Company shall give prompt notice to SPAC, and SPAC shall give prompt notice to the Company, of any event which a party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article 8.03(e)), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail.
7.09   Further Action; Reasonable Best Efforts; Subscription Agreements.
(a)   Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise, and each shall cooperate with the other, to consummate and make effective the Transactions, including using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities and parties to contracts with the Company and the Company Subsidiaries as set forth in Section 4.05 necessary for the consummation of the Transactions and to fulfill the conditions to the Merger. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their reasonable best efforts to take all such action.
(b)   Each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting, or video or telephone conference, with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting or conference. Subject to the terms of the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement and the Transactions. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.
(c)   Notwithstanding the generality of the foregoing, SPAC shall use its reasonable best efforts to consummate the Private Placements in accordance with the Subscription Agreements (including any Additional Subscription Agreement), including using its reasonable best efforts to enforce its rights under the Subscription Agreements (including any Additional Subscription Agreement) to cause the PIPE Investors (including any Additional PIPE Investor) to pay to (or as directed by) SPAC the applicable purchase price under each PIPE Investor’s (including Additional PIPE Investor’s) applicable Subscription Agreement (including any Additional Subscription Agreement) in accordance with its terms, and the Company shall use its reasonable best efforts to cooperate with SPAC in such efforts. SPAC shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), permit or consent to any amendment, supplement or modification to or any waiver (in whole or in part) of any provision or remedy under, or any replacements of, any Subscription Agreement (including any Additional Subscription Agreement).
(d)   Each of SPAC and the Company shall reasonably cooperate and provide reasonable assistance and information (subject to the terms, conditions and limitations in Section 7.05 herein) as reasonably requested by the other party in connection with the entry into any Additional Subscription Agreements. None of SPAC, Merger Sub, Sponsor or any of their respective Affiliates or Subsidiaries shall enter into any Additional Subscription Agreements without the prior written consent of the Company.
7.10   Public Announcements.   The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of SPAC and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article 8.03(e)) unless otherwise prohibited by applicable Law or the requirements of the New York Stock Exchange, each of SPAC and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements (including through social media platforms) with respect to this Agreement, the Merger or any of the other Transactions, and shall not issue any such press release or make any such public statement (including through social media platforms) without the prior written consent of the other party; provided that no party shall be required to obtain consent pursuant to this Section 7.10 to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 7.10. Furthermore, nothing contained in this Section 7.10 shall prevent SPAC or the Company and/or its respective affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other party in accordance with this Section 7.10.
7.11   Stock Exchange Listing.   Each of SPAC and the Company will use its reasonable best efforts to cause the SPAC Class A Ordinary Shares to be issued in connection with the Transactions (including the SPAC Class A Ordinary Shares issuable upon conversion of the Convertible Notes and the Earnout Shares) to be approved for listing on the New York Stock Exchange at the Closing. During the period from the date hereof until the Effective Time, SPAC shall use its reasonable best efforts to keep the SPAC Units, SPAC Class A Ordinary Shares and Public SPAC Warrants listed for trading on the New York Stock Exchange.
7.12   Antitrust.
(a)   To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each party hereto agrees to promptly make any required filing or application under Antitrust Laws, as applicable. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable.
(b)   SPAC and the Company each shall, in connection with its efforts to obtain all requisite approvals and expiration or termination of waiting periods for the Transactions under any applicable Antitrust Law, if any, use its reasonable best efforts to: (i) cooperate in all respects with each other party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other reasonably informed of any communication received by such party from, or given by such party to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions, and promptly furnish the other with copies of all such written communications (with the exception of the filings, if any, submitted under the HSR Act); (iii) permit the other to review in advance any written communication to be given by it to, and consult with each other in advance of any meeting or video or telephonic conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give the other the opportunity to attend and participate in such in person, video or telephonic meetings and conferences; (iv) in the event a party is prohibited from participating in or attending any in person, video or telephonic meetings or conferences, the other shall keep such party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority; provided, that materials required to be provided pursuant to this Section 7.12(b) may be restricted to outside counsel and may be redacted (vi) to remove references concerning the valuation of the Company, and (vii) as necessary to comply with contractual arrangements.
(c)   No party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority, or the expiration or termination of any waiting period under applicable Antitrust Laws, if any, including by agreeing to merge with or acquire any other person or acquire a substantial portion of the assets of or equity in any other person. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.
7.13   Trust Account.   As of the Effective Time, the obligations of SPAC to dissolve or liquidate within a specified time period as contained in the SPAC Articles of Association will be terminated and SPAC shall have no obligation whatsoever to dissolve and liquidate the assets of SPAC by reason of the consummation of the Merger or otherwise, and no shareholder of SPAC shall be entitled to receive any amount from the Trust Account. At least 72 hours prior to the Effective Time, SPAC shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Effective Time to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account to SPAC (to be held as available cash for immediate use on the balance sheet of SPAC, and to be used (a) to pay the Company’s and SPAC’s unpaid transaction expenses in connection with this Agreement and the Transactions and (b) thereafter, for working capital and other general corporate purposes of the business following the Closing) and thereafter shall cause the Trust Account and the Trust Agreement to terminate.
7.14   Tax Matters.
(a)   If the Company determines, in its reasonable discretion, that the Merger (and, if determined by the Company in its reasonable discretion, together with the Private Placements and/or any other Transaction) qualifies as a reorganization within the meaning of Section 368(a) of the Code, then this Agreement is adopted as a “plan of reorganization” within the meaning of Section 368(a) of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3 with respect to the Merger (and, if applicable, the Private

Placements and/or any other Transaction) and the Company, SPAC and Merger Sub will be parties to the Merger within the meaning of Section 368(b) of the Code.
(b)   Each of SPAC, Merger Sub, the Company and the Company Subsidiaries shall report the Domestication in accordance with Section 2.05(a), unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code; provided, however, that nothing contained herein shall prevent the parties from reasonably settling with any Governmental Authority, and the parties shall not be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging such proposed deficiency or adjustment by any Governmental Authority. To the extent the Company reasonably determines that the Merger (and, if reasonably determined by the Company, together with the Private Placements and/or any other Transaction) qualifies as a transaction described in Section 351 of the Code and/or as a reorganization within the meaning of Section 368(a) of the Code and notifies SPAC of such determination, each of SPAC, Merger Sub, the Company and the Company Subsidiaries shall report such Transactions in accordance with the Company’s determination for U.S. federal and applicable state and local Tax purposes, in each case unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code; provided, however, that nothing contained herein shall prevent the parties from reasonably settling with any Governmental Authority, and the parties shall not be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging such proposed deficiency or adjustment by any Governmental Authority. Each of the parties hereto agrees to promptly notify the other parties of any challenge to the qualification of any Transaction consistent with this Section 7.14(b) by any Governmental Authority.
(c)   If, in connection with the Transactions, the SEC requests or requires that Tax opinions be prepared and submitted with respect to the Tax treatment of the Transactions, and if such a Tax opinion is being provided by Tax counsel, each of the Company and SPAC agree to deliver to such Tax counsel customary Tax representation letters satisfactory to such counsel, dated and executed as of such date(s) as determined reasonably necessary by such counsel in connection with the preparation of such Tax opinions, provided that notwithstanding anything herein to the contrary, if and to the extent a Tax opinion with respect to the treatment of the SPAC or the SPAC shareholders is being requested or required by the SEC, Tax counsel to SPAC (or its Tax advisors) shall (upon receipt of customary Tax representation letters reasonably satisfactory to such counsel) provide such Tax opinion. Notwithstanding anything to the contrary herein, neither this provision nor any other provision in this Agreement shall require (i) Tax counsel to the Company (or its Tax advisors) to provide any opinion regarding the treatment of the Domestication or any redemption by the holders of SPAC Class A Ordinary Shares of the SPAC Class A Ordinary Shares in connection with the Transactions for U.S. federal income tax purposes or the tax consequences of the Transactions to SPAC or the SPAC shareholders (including SPAC shareholders as a result of the Private Placements) or (ii) Tax counsel to the SPAC (or its Tax advisors) or Tax counsel to the Company (or its Tax advisors) to provide any opinion regarding the tax consequences of the Transactions to the Company or the holders of Company stock.
(d)   Each party shall pay its own transfer, documentary, sales, use, real property transfer, stamp, registration and other similar Taxes, fees and costs incurred in connection with this Agreement.
(e)   At or prior to the Closing, the Company shall have delivered to SPAC, in a form reasonably acceptable to SPAC, a properly executed certification that shares of Company Common Stock are not “United States real property interests” in accordance with Treasury Regulation Section 1.1445-2(c)(3), together with a notice to the IRS (which shall be filed by SPAC with the IRS at or following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations. Notwithstanding anything to the contrary in this Agreement, SPAC’s only recourse for the Company’s failure to deliver such a form shall be to make any withholding pursuant to Section 3.02(g) that is required as a result of such failure.
(f)   Each of the parties shall, and shall cause their respective affiliates to, cooperate fully, as and to the extent reasonably requested by another party, in connection with the filing of relevant Tax Returns and any audit or Tax proceeding or to determine the Tax treatment of any aspect of the Transactions. Such cooperation shall include the retention and (upon the other party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax proceeding or audit, making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder (to the extent such information or explanation is not publicly or otherwise reasonably available).
7.15   Directors.   The Company and SPAC shall take all necessary action so that immediately after the Effective Time, the board of directors of SPAC is comprised of up to seven directors, which shall initially include (a) the SPAC director nominee set forth on Schedule C, who shall be an Independent Director, and (b) director nominees (including the chairperson of the board of directors of SPAC) to be designated by the Company pursuant to written notice to SPAC following the date of this Agreement, at least three of which shall be Independent Directors.
7.16   SPAC Public Filings.   From the date hereof through the Closing, SPAC will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.
7.17   Audited Financial Statements.   The Company shall use reasonable best efforts to deliver true and complete copies of (a) the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2020 and December 31, 2021, and the related audited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the year then ended, each audited in accordance with the auditing standards of the PCAOB (collectively, the “Audited Financial Statements”) not later than fifteen (15) calendar days from the date of this Agreement (such date, as it may be extended, the “Financial Statement Delivery Date”) and (b) any other financial statements of the Company and the Company Subsidiaries required to be delivered by applicable Law in connection with the Registration Statement, as promptly as practicable; provided, that if the Company has not delivered the Audited Financial Statements by the Financial Statement Delivery Date, the Financial Statement Delivery Date shall be extended by fifteen (15) calendar days if the Company continues to use its reasonable best efforts to deliver the Audited Financial Statements as soon as reasonably practicable.
7.18   Litigation.
(a)   In the event that any litigation related to this Agreement or the transactions contemplated hereby is brought, or, to the knowledge of SPAC, threatened in writing, against SPAC or the SPAC Board by any of SPAC’s shareholders prior to the Closing, SPAC shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. SPAC shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle or agree to settle any such litigation without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.
(b)   With respect to any Action brought after the date of this Agreement that would have been required to be disclosed on Section 4.11(d) of the Company Disclosure Schedule had such Action been brought prior to the date of this Agreement, the Company shall, (x) promptly notify SPAC of any such Action and (y) keep SPAC reasonably informed with respect to the status of any such Action and provide SPAC with all material correspondence, pleadings and updates regarding such Action. The Company shall consult with SPAC regarding the defense of any such Action (including regarding the choice of any counsel to defend such Action to the extent counsel has not already been engaged with respect to such Action prior to the date of this Agreement), shall give due consideration to SPAC’s advice with respect to such litigation and shall not settle or agree to settle any such Action without the prior written consent of SPAC, such consent not to be unreasonably withheld, conditioned or delayed.
7.19   Termination of Affiliate Agreements.   Except for employment relationships, the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, customary indemnity arrangements with officers and directors, and those contracts set forth on Section 7.19 of the Company Disclosure Schedule, the Company shall terminate or cause to be terminated, effective as of the Effective Time, any agreement between the Company and any Company Subsidiary on the one hand, and any affiliate, stockholder, officer or director of the Company or any Company Subsidiary on the other hand (including, for the avoidance of doubt, the Side Letter Agreements, the Company Voting Agreement, the Investors’ Rights Agreement and the Right of First Refusal and Co-Sale Agreement), in each case, without any further liability or obligation to the Company, the Company Subsidiaries or SPAC.

ARTICLE VIII
CONDITIONS TO THE MERGER
8.01   Conditions to the Obligations of Each Party for the Closing.   The obligations of the Company, SPAC and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following conditions:
(a)   Written Consent.   The Written Consent, constituting the Requisite Company Stockholder Approval, shall have been delivered to SPAC.
(b)   SPAC Shareholders’ Approval.   The Required SPAC Proposals shall have been approved and adopted by the requisite affirmative vote of the shareholders of SPAC in accordance with the Proxy Statement, the Companies Act, the SPAC Articles of Association and the rules and regulations of the New York Stock Exchange.
(c)   No Order.   No Governmental Authority shall have enacted, issued, enforced or entered any Law or Governmental Order which is then in effect and has the effect of making the Transactions, including the Merger, illegal or otherwise prohibiting consummation of the Transactions, including the Merger.
(d)   Antitrust Filings.   All required filings, if any, under the HSR Act and the non-U.S. Antitrust Laws set forth on Section 8.01(d) of the Company Disclosure Schedule shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act and the non-U.S. Antitrust Laws set forth on Section 8.01(d) of the Company Disclosure Schedule (and any extension thereof, or any timing agreements, understandings or commitments obtained by request or other action of the Antitrust Division of the U.S. Department of Justice, the U.S. Federal Trade Commission or other non-U.S. Governmental Authority with respect to the non-U.S. Antitrust Laws set forth on Section 8.01(d) of the Company Disclosure Schedule, as applicable) shall have expired or been terminated.
(e)   Registration Statement.   The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.
(f)   Stock Exchange Listing.   The SPAC Class A Ordinary Shares to be issued pursuant to this Agreement (including the Earnout Shares) and the Subscription Agreements shall have been approved for listing on the New York Stock Exchange, or another national securities exchange mutually agreed to by the parties, as of the Closing Date, subject only to official notice of issuance thereof.
(g)   SPAC Net Tangible Assets.   Either SPAC shall have at least $5,000,001 of net tangible assets following the exercise of Redemption Rights in accordance with the SPAC Organizational Documents and after giving effect to the Private Placements or SPAC’s Class A Ordinary Shares shall not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act.
8.02   Conditions to the Obligations of SPAC and Merger Sub.   The obligations of SPAC and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following additional conditions:
(a)   Representations and Warranties.   The representations and warranties of the Company contained in (i) Section 4.01, Section 4.03 (other than clauses (a), (b), (c) and (g) thereof, which are subject to clause (iii) below), Section 4.04 and Section 4.23 shall each be true and correct in all material respects as of the date hereof and the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such specified date), (ii) Section 4.08(c) shall be true and correct in all respects as of the date hereof and the Effective Time, (iii) Section 4.03(a), Section 4.03(b), Section 4.03(c) and Section 4.03(g) shall be true and correct in all respects as of the date hereof and the Effective Time as though made on and as of such date (except to the extent of any changes that reflect actions permitted in accordance with Section 6.01 and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than an immaterial additional cost, expense or liability to the Company, SPAC, Merger Sub or their affiliates and (iv) the other provisions of Article IV shall be true and correct in all respects (without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.
(b)   Agreements and Covenants.   The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time; provided, that for purposes of this Section 8.02(b), a covenant or agreement of the Company shall only be deemed to have not been performed if the Company has materially breached such covenant or agreement and failed to cure within five (5) days after written notice of such breach has been delivered to SPAC (or if earlier, the Outside Date).
(c)   Officer Certificate.   The Company shall have delivered to SPAC a certificate, dated as of the Closing Date, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a) and Section 8.02(b).
(d)   Key Employees.   The individuals set forth on Schedule 8.02(d) shall not have been terminated by the Company or any of its Subsidiaries, other than for cause, prior to the Closing.
8.03   Conditions to the Obligations of the Company.   The obligations of the Company to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following additional conditions:
(a)   Representations and Warranties.   The representations and warranties of SPAC and Merger Sub contained in (i) Section 5.01, Section 5.03(b), Section 5.03(c), Section 5.04 and Section 5.12 shall each be true and correct in all material respects as of the date hereof and the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such specified date), (ii) Section 5.08(f)(iii) shall be true and correct in all respects as of the date hereof and the Effective Time, (iii) Section 5.03(a) and Section 5.03(d) shall be true and correct in all respects as of the date hereof and the Effective Time as though made on and as of such date (except to the extent of any changes that reflect actions permitted in accordance with Section 6.02 and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than an immaterial additional cost, expense or liability to the Company, SPAC, Merger Sub or their affiliates and (iv) the other provisions of Article V shall be true and correct in all respects (without giving effect to any “materiality,” “SPAC Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.
(b)   Agreements and Covenants.   SPAC and Merger Sub shall have performed or complied in all material respects with all other agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time; provided, that for purposes of this Section 8.03(b), a covenant or agreement of SPAC or Merger Sub shall only be deemed to have not been performed if SPAC or Merger Sub, as applicable, has materially breached such covenant or agreement and failed to cure within five (5) days after written notice of such breach has been delivered to SPAC (or if earlier, the Outside Date).

(c)   Officer Certificate.   SPAC shall have delivered to the Company a certificate, dated as of the Closing Date, signed by the Chief Executive Officer of SPAC, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).
(d)   Trust Fund.   SPAC shall have made all necessary and appropriate arrangements with the Trustee to have all of the Trust Funds disbursed to SPAC prior to the Effective Time, and all such funds released from the Trust Account shall be available to SPAC in respect of all or a portion of the payment obligations set forth in Section 7.13 and the payment of SPAC’s fees and expenses incurred in connection with this Agreement and the Transactions.
(e)   Redemption.   SPAC shall have provided the holders of SPAC Class A Ordinary Shares with the opportunity to redeem their SPAC Class A Ordinary Shares in connection with the Transactions.
(f)   Minimum Cash.   As of the Closing, after consummation of the Private Placements and after distribution of the Trust Fund pursuant to Section 7.13 and deducting all amounts to be paid pursuant to the exercise of Redemption Rights, SPAC shall have cash on hand equal to or in excess of $50,000,000 (without, for the avoidance of doubt, taking into account any transaction fees, costs and expenses paid or required to be paid in connection with the Transactions and the Private Placements, but including, for the avoidance of doubt, any portion of the Private Placements funded directly to the Company at or prior to the Closing).
ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER
9.01   Termination.   This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company or SPAC, as follows:
(a)   by mutual written consent of SPAC and the Company;
(b)   by either SPAC or the Company if the Effective Time shall not have occurred prior to the date that is nine months after the date hereof (the “Outside Date”); provided, however, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date;
(c)   by either SPAC or the Company if any Governmental Order has become final and nonappealable and has the effect of making consummation of the Transactions, including the Merger, illegal or otherwise preventing or prohibiting consummation of the Transactions, including the Merger;
(d)   by either SPAC or the Company if any of the Required SPAC Proposals shall fail to receive the requisite vote for approval at the SPAC Shareholders’ Meeting (subject to any adjournment, postponement or recess of such meeting);
(e)   by SPAC, in the event of a Written Consent Failure; provided, that SPAC may not terminate this Agreement under this Section 9.01(e) for so long as the Company continues to exercise its reasonable efforts to cure such Written Consent Failure, unless such Written Consent Failure is not cured within five (5) Business Days after notice of such Written Consent Failure is provided by SPAC to the Company;
(f)   by SPAC upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Sections 8.02(a) and 8.02(b) would not be satisfied (“Terminating Company Breach”); provided, that SPAC has not waived such Terminating Company Breach and SPAC and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, further, that, if such Terminating Company Breach is curable by the Company, SPAC may not terminate this Agreement under this Section 9.01(f) for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by SPAC to the Company;
(g)   by the Company upon a breach of any representation, warranty, covenant or agreement on the part of SPAC or Merger Sub set forth in this Agreement, or if any representation or warranty of SPAC or Merger Sub shall have become untrue, in either case such that the conditions set forth in Sections 8.03(a) and 8.03(b) would not be satisfied (“Terminating SPAC Breach”); provided, that the Company has not waived such Terminating SPAC Breach and the Company is not then in material breach of its representations, warranties, covenants or agreements in this Agreement; provided, further, that, if such Terminating SPAC Breach is curable by SPAC and Merger Sub, the Company may not terminate this Agreement under this Section 9.01(g) for so long as SPAC and Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to SPAC; or
(h)   by SPAC if the Company shall have failed to deliver the Audited Financial Statements to SPAC by the then applicable Financial Statement Delivery Date.
9.02   Effect of Termination.   In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except as set forth in Section 7.05(b) (Continued Effect of Confidentiality Agreement), this Section 9.02 (Effect of Termination) and Article X (General Provisions) and any corresponding definitions set forth in Article I, or in the case of termination subsequent to fraud or a willful material breach of this Agreement by a party hereto occurring prior to such termination.
9.03   Expenses.   Except as set forth in this Section 9.03 or elsewhere in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated; provided that SPAC and the Company shall each pay one half of the filing fee for the Notification and Report Forms filed under the HSR Act, if any.
9.04   Amendment.   This Agreement may be amended in writing by the parties hereto at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.
9.05   Waiver.   At any time prior to the Effective Time, (a) SPAC may (i) extend the time for the performance of any obligation or other act of the Company, (ii) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (iii) waive compliance with any agreement of the Company or any condition to its own obligations contained herein and (b) the Company may (i) extend the time for the performance of any obligation or other act of SPAC or Merger Sub, (ii) waive any inaccuracy in the representations and warranties of SPAC or Merger Sub contained herein or in any document delivered by SPAC and/or Merger Sub pursuant hereto and (iii) waive compliance with any agreement of SPAC or Merger Sub or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.
ARTICLE X
GENERAL PROVISIONS
10.01   Notices.   All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

if to SPAC or Merger Sub:
Galata Acquisition Corp.
2001 S Street NW, Suite 320
Washington, DC 20009
Attention: Kemal Kaya, Chief Executive Officer
Email: kemal@galatacorp.net
with a copy to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention: William H. Gump; Michael E. Brandt; Danielle Scalzo
Email: wgump@willkie.com; mbrandt@willkie.com; dscalzo@willkie.com if to the Company prior to the Effective Time, or to SPAC after the Effective Time, to:
Marti Technologies, Inc.
Beyaz Gelincik Sk. No:2,
34699 Üsküdar/Istanbul, Turkey
Attention: Alper Öktern, CEO; Cankut Durgun, President
Email: Alper@marti.tech; Cankut@marti.tech
with copies to:
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Attention: Ryan Maierson; Daniel Breslin
Email: ryan.maierson@lw.com; daniel.breslin@lw.com
10.02   Nonsurvival of Representations, Warranties and Covenants.   None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article X and any corresponding definitions set forth in Article I.
10.03   Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.
10.04   Entire Agreement; Assignment.   This Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.05(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise) by any party without the prior express written consent of the other parties hereto.
10.05   Parties in Interest.   This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.07, Section 10.11 and Section 3.03(c) (each of which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).
10.06   Governing Law.   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (c) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (d) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (e) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
10.07   Waiver of Jury Trial.   Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.07.
10.08   Headings.   The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
10.09   Counterparts.   This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
10.10   Specific Performance.
(a)   The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger) in the Court of Chancery of the State of Delaware, County of Newcastle, or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.
(b)   Notwithstanding anything to the contrary in this Agreement, if prior to the Outside Date any party initiates an Action to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, then the Outside Date will be automatically extended by: (A) the amount of time during which such Action is pending plus 20 Business Days; or (B) such other time period established by the court presiding over such Action.
10.11   No Recourse.   All claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the other Transaction Documents, or the negotiation, execution, or performance or non-performance of this Agreement or the other Transaction Documents (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the other Transaction Documents), may be made only against (and such representations and warranties are those solely of) the persons that are expressly identified as parties to this Agreement or the applicable Transaction Document (the “Contracting Parties”) except as set forth in this Section 10.11. In no event shall any Contracting Party have any shared or vicarious liability for the actions or omissions of any other person. No person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, financing source, attorney or Representative or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, financing source, attorney or Representative or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the other Transaction Documents or for any claim based on, in respect of, or by reason of this Agreement or the other Transaction Documents or their negotiation, execution, performance, or breach, except with respect to willful misconduct or common law fraud against the person who committed such willful misconduct or common law fraud, and, to the maximum extent permitted by applicable Law; and each party hereto waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. The parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 10.11. Notwithstanding anything to the contrary herein, none of the Contracting Parties or any Nonparty Affiliate shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages which may be alleged as a result of this Agreement, the Transaction Documents or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder, or the termination or abandonment of any of the foregoing.
[Signature Page Follows.]

IN WITNESS WHEREOF, SPAC, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
GALATA ACQUISITION CORP.
By:
/s/ Kemal Kaya

Name:
Kemal Kaya

Title:
Chief Executive Officer

GALATA MERGER SUB INC.
By:
/s/ Daniel Freifeld

Name:
Daniel Freifeld

Title:
President

MARTI TECHNOLOGIES INC.
By:
/s/ Alper Oktem

Name:
Oguz Alper Oktem

Title:
Chief Executive Officer

EXHIBIT A
Form of Investor Rights Agreement

EXHIBIT B
Form of Amended and Restated Articles of Association

EXHIBIT C
Form of Written Consent

EXHIBIT D
Incentive Plan

SCHEDULE A
Company Knowledge Parties
Cankut Durgun
Oguz Alper Oktem
Eyal Enriquez
Erdem Selim
Sena Oktem

SCHEDULE B
Key Company Stockholders
Sumed Equity Ltd.
Esra Unlauaslan Durgun
European Bank for Reconstruction and Development
Perpetual Motion S.à r.l.
Autotech Fund II, L.P.
Oguz Alper Oktem
Sena Oktem
Umur Gencoglu
CE Ventures Limited
Aslanoba Gida Sanayi Ve Ticaret A.S

SCHEDULE C
Director Nominees
Daniel Freifeld

AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT
This Amendment No. 1 to the Business Combination Agreement (this “Amendment”) is made and entered into effective as of [•], 2023, by and between Galata Acquisition Corp., a Cayman Islands exempted company (“SPAC”), Galata Merger Sub Inc., a Delaware corporation and wholly owned direct subsidiary of SPAC (“Merger Sub”), and Marti Technologies Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Business Combination Agreement (as defined below).
WHEREAS, SPAC, Merger Sub, and the Company entered into that certain Business Combination Agreement, dated as of July 29, 2022 (as amended from time to time, the “Business Combination Agreement”);
WHEREAS, pursuant to Section 9.04 of the Business Combination Agreement, SPAC, Merger Sub, and the Company desire to amend the Business Combination Agreement on the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Business Combination Agreement, the parties hereto, intending to be legally bound, do hereby agree as follows:
1.   Amendment.   The parties hereby agree to amend the Business Combination Agreement as follows:
a.
The following is added as Section 7.20 to the Business Combination Agreement:

“Redemption Rights.   The parties acknowledge and agree that, in connection with the Closing, all disbursements to the shareholders of SPAC from the Trust Fund in connection with the exercising of Redemption Rights shall occur prior to the Domestication.”
b.
Section 8.03(f) of the Business Combination Agreement is hereby deleted in its entirety.

c.
Section 9.01(b) of the Business Combination Agreement is hereby deleted in its entirety and replaced with the following:

“by either SPAC or the Company if the Effective Time shall not have occurred prior to July 31, 2023 (the “Outside Date”); provided, however, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date;”
d.
Exhibit B to Business Combination Agreement is hereby deleted in its entirety and replaced with the Form of Amended and Restated Articles of Association, which is attached hereto as Exhibit A.

e.
Exhibit D to Business Combination Agreement is hereby deleted in its entirety and replaced with the Incentive Plan, which is attached hereto as Exhibit B.

2.   Miscellaneous.   The parties hereto hereby agree that Sections 9.03, 9.04, 9.05, 10.01, 10.04, 10.06, 10.07, 10.08, and 10.09 of the Business Combination Agreement shall apply to this Amendment, mutatis mutandis. Except as expressly provided in this Amendment, all of the terms and provisions in the Business Combination Agreement are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Business Combination Agreement, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Business Combination Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Business Combination Agreement, as amended by this Amendment. The Business Combination Agreement, as amended by this Amendment, the documents or instruments attached hereto or thereto or referenced herein or therein, and that certain Letter Agreement between SPAC and the Company, dated as of December 23, 2022, constitute the entire agreement between the parties with respect to the subject matter of the Business Combination Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.
{The remainder of this page is intentionally blank; the next page is the signature page.}

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first set forth above.
SPAC
GALATA ACQUISITION CORP.
By:

Name: Daniel Freifeld
Title: President
MERGER SUB
GALATA MERGER SUB INC.
By:

Name: Daniel Freifeld
Title: President
[Signature Page to Amendment No. 1 to Business Combination Agreement]

COMPANY
MARTI TECHNOLOGIES INC.
By:

Name: Alper Oktem
Title: Chief Executive Officer
[Signature Page to Amendment No. 1 to Business Combination Agreement]

EXHIBIT A
Form of Amended and Restated Articles of Association

EXHIBIT B
Incentive Plan

ANNEX B
CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT
This CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT (this “Convertible Note Subscription Agreement”) is entered into on July 29, 2022, by and between Galata Acquisition Corp., a Cayman Islands exempted company (the “Company”), and the undersigned subscriber (“Subscriber”).
WHEREAS, concurrently with the execution of this Convertible Note Subscription Agreement, the Company is entering into a Business Combination Agreement with Marti Technologies Inc., a Delaware corporation (“Marti”), and the other parties thereto, providing for a business combination between the Company and Marti (the “Merger Agreement” and the transactions contemplated by the Merger Agreement, the “Transaction”);
WHEREAS, in connection with the Transaction, Subscriber desires to subscribe for and purchase from the Company, immediately prior to the consummation of the Transaction, the convertible notes (the “Convertible Notes”) having the terms set forth in the Indenture (as defined below), which is incorporated in and made a part of this Convertible Note Subscription Agreement, in an aggregate principal amount as set forth on Subscriber’s signature page attached hereto (the “Subscribed Notes”), at a purchase price equal to 100% of such principal amount (the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Subscribed Notes in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company;
WHEREAS, on or about the date of this Convertible Note Subscription Agreement, the Company is entering into, and after the date hereof and prior to the Closing (as defined below) may enter into, other convertible note subscription agreements (the “Other Subscription Agreements” and together with this Convertible Note Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Subscribers” and together with Subscriber, the “Subscribers”), pursuant to which such Other Subscribers have agreed to purchase additional Convertible Notes (the “Other Convertible Notes”), in an amount of up to $47.5 million in aggregate principal amount of the Convertible Notes, inclusive of the Subscribed Notes, on the closing date of the Transaction (the “Closing Date”);
WHEREAS, in connection with the issuance of the Convertible Notes on the Closing Date, the Company and a trustee to be selected by the Company and reasonably satisfactory to the Subscribers as trustee (the “Trustee”) will enter into an indenture in respect of the Convertible Notes (the “Indenture”), substantially in the form attached hereto as Exhibit A; and
WHEREAS, on the date hereof, Marti has entered into a Convertible Note Subscription Agreement with certain subscribers party thereto, pursuant to which such subscribers have agreed to purchase certain convertible promissory notes (the “Pre-funded Convertible Notes”) of Marti, which, on or about the Closing Date, will be convertible into Convertible Notes having the same terms as set forth in the Indenture.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
Section 1.    Subscription.   Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby subscribes for and agrees to purchase from the Company, and the Company hereby agrees to issue and sell to Subscriber, the Subscribed Notes (such subscription and issuance, the “Subscription”).
Section 2.    Closing.
(a)   The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the Closing Date, immediately prior to and conditioned upon the effectiveness of the consummation of the Transaction and the terms and conditions of this Convertible Note Subscription Agreement.
(b)   At least five (5) Business Days before the anticipated Closing Date, the Company shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Company. No later than two (2) Business Days prior to the Closing Date as set forth in the Closing Notice, Subscriber shall deliver the Purchase Price for the Subscribed Notes by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice, and such funds shall be held by the Company in escrow, segregated from and not comingled with the other funds of the Company (and in no event will such funds be held in the Trust Account (as defined below)), until the Closing Date. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, delivery of the Convertible Notes shall be through the facilities of the Depository Trust Company; provided that, if Marti determines in its reasonable discretion that such delivery is not reasonably practical or that the Convertible Notes and/or such delivery would not satisfy the applicable requirements and/or procedures of the Depository Trust Company, such delivery shall be by delivery of certificated convertible notes.
(c)   In the event that the consummation of the Transaction does not occur within five (5) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and Subscriber, the Company shall promptly (but in no event later than seven (7) Business Days after the anticipated Closing Date specified in the Closing Notice) return the funds so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber, and the Trustee shall promptly cancel all Notes in accordance with its customary procedures. Notwithstanding such return or cancellation (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Convertible Note Subscription Agreement is terminated in accordance with Section 6 herein, Subscriber shall remain obligated to redeliver funds to the Company following the Company’s delivery to Subscriber of a new Closing Notice in accordance with this Section 2 and Subscriber and the Company shall remain obligated to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Convertible Note Subscription Agreement, “Business Day” means any day other than a Saturday or Sunday, or any other day on which banks located in New York, New York are required or authorized by law to be closed for business.
(d)   The Closing shall be subject to the satisfaction, or valid waiver in writing by each of the parties hereto, of the conditions that, on the Closing Date:
(i)
all conditions precedent to the closing of the Transaction set forth in Article VIII of the Merger Agreement shall have been satisfied (as determined by the parties to the Merger Agreement) or waived in writing by the person with the authority to make such waiver (other than those conditions which, by their nature, are to be satisfied at the closing of the Transaction pursuant to the Merger Agreement, but subject to the satisfaction of such conditions at such closing), and the closing of the Transaction shall be scheduled to occur substantially concurrently with the Closing;

(ii)
no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose such restraint or prohibition; and

(iii)
the Underlying Shares (as defined below) shall be approved for listing on the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market (as applicable, the “Stock Exchange”) subject only to official notice of issuance.

(e)   The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on the Closing Date:
(i)
except as otherwise provided under Section 2(f)(ii), all representations and warranties of Subscriber contained in this Convertible Note Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by Subscriber of each of the representations, warranties and agreements of Subscriber contained in this Convertible Note Subscription Agreement as of the Closing Date, but without giving effect to consummation of the Transaction, or as of such earlier date, as applicable;
(ii)
the representations and warranties of Subscriber contained in Section 4(w) of this Convertible Note Subscription Agreement shall be true and correct at all times on or prior to the Closing Date, and consummation of the Closing shall constitute a reaffirmation by Subscriber of such representations and warranties;

(iii)
Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Convertible Note Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; provided, that, this condition shall be deemed satisfied unless written notice of such noncompliance is provided by the Company to Subscriber and Subscriber fails to cure such noncompliance in all material respects within five (5) Business Days of receipt of such notice; and

(iv)
other documentation related to the Indenture shall be in conformity with the Indenture and otherwise in form and substance reasonably acceptable to the Company.

(f)   The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by Subscriber of the additional conditions that, on the Closing Date:
(i)
all representations and warranties of the Company contained in this Convertible Note Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by the Company of each of the representations, warranties and agreements of the Company contained in this Convertible Note Subscription Agreement as of the Closing Date, but without giving effect to consummation of the Transaction, or as of such earlier date, as applicable, except, in each case, where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect;

(ii)
the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Convertible Note Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance, satisfaction or compliance would not or would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Closing; provided, that, this condition shall be deemed satisfied unless written notice of such noncompliance is provided by Subscriber to the Company and the Company fails to cure such noncompliance in all material respects within five (5) Business Days of receipt of such notice;

(iii)
the Merger Agreement (as the same exists on the date of this Convertible Note Subscription Agreement) shall not have been amended, or a provision thereof waived, in a manner that would reasonably be expected to adversely affect the economic benefits that Subscriber (in its capacity as such) would reasonably expect to receive under this Convertible Note

Subscription Agreement without having received Subscriber’s prior written consent; provided, that the parties to the Merger Agreement may amend or extend the “Outside Date” as defined in the Merger Agreement without the prior written consent of the Subscriber;
(iv)
immediately following the Closing, the original principal amount of the Convertible Note issued to the Subscriber and the original principal amount of all Other Convertible Notes (including, without duplication, Pre-funded Convertible Notes) issued at or prior to the Closing, plus amounts remaining in the Company’s trust account (following any redemptions), which are, in each case, available for use by the Company, shall equal at least $150,000,000 in the aggregate (without, for the avoidance of doubt, taking into account any transaction fees, costs and expenses paid or required to be paid in connection with the Transaction);

(v)
other documentation related to the Indenture shall be in conformity with the Indenture and otherwise in form and substance reasonably acceptable to the Subscribers; and

(vi)
from and after the date hereof, there shall have not occurred any Company Material Adverse Effect.

(g)   Prior to or at the Closing, Subscriber shall deliver to the Company all such other information as is reasonably requested in order for the Company to issue the Subscribed Notes to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Notes are to be issued (or Subscriber’s nominee in accordance with its delivery instructions) and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.
Section 3.    Company Representations and Warranties.   The Company represents and warrants to Subscriber that:
(a)   The Company (i) is validly existing and in good standing under the laws of the Cayman Islands, (ii) has the requisite corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Convertible Note Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Convertible Note Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company that, individually or in the aggregate, would reasonably be expected to materially impair or materially delay the Company’s performance of its obligations under this Convertible Note Subscription Agreement, including the issuance and sale of the Subscribed Notes.
(b)   The Company’s Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), issuable upon conversion of the Convertible Notes (the “Underlying Shares”) are duly authorized and, if and when issued upon conversion of the Convertible Notes, will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under this Convertible Note Subscription Agreement, the Indenture, the governing and organizational documents of the Company or any applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Company’s governing and organizational documents (as adopted on or prior to the Closing Date), or by any contract to which the Company is a party or by which it is bound, or under the laws of the Cayman Islands.
(c)   This Convertible Note Subscription Agreement has been duly authorized, validly executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by Subscriber, this Convertible Note Subscription Agreement shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies. The Convertible Notes have been duly authorized by all necessary corporate action of the Company, and, on the Closing Date, the Indenture will be duly authorized, executed and delivered by the Company. When issued and sold against receipt of the consideration therefor, the Convertible Notes will be valid and legally binding obligations of the Company, enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and by the availability of equitable remedies.
(d)   Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4 of this Convertible Note Subscription Agreement, the execution and delivery of this Convertible Note Subscription Agreement, the Subscription and the compliance by the Company with all of the provisions of this Convertible Note Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, (ii) the organizational documents of the Company, or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially affect the validity of the Subscribed Notes or Underlying Shares or the legal authority of the Company to comply in all material respects with the terms of this Convertible Note Subscription Agreement.
(e)   Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4 of this Convertible Note Subscription Agreement, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the Stock Exchange) or other person in connection with the execution, delivery and performance of this Convertible Note Subscription Agreement (including, without limitation, the issuance of the Subscribed Notes and the Underlying Shares (if any)), other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 5 below, (iii) filings required by the Securities Act of 1933, as amended (the “Securities Act”), Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of United States Securities and Exchange Commission (the “Commission”), including the registration statement on Form S-4 with respect to the Transaction and the proxy statement/prospectus included therein, (iv) filings required by the Stock Exchange, including with respect to (A) obtaining stockholder approval of the Transaction or (B) requirements or regulations in connection with the issuance of the Underlying Shares (if any) upon the conversion of the Convertible Notes, including the filing of a supplemental listing application with the Stock Exchange,(v) filings required to consummate the Transaction as provided under the Merger Agreement, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, (vii) filings in connection with or as a result of the SEC Guidance (as defined below), and (viii) those the failure of which to obtain would not have a Company Material Adverse Effect.
(f)   Except for such matters as have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.
(g)   Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Convertible Note Subscription Agreement, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Subscribed Notes by the Company to Subscriber and issuance of the Underlying Shares (if any) to Subscriber upon conversion.
(h)   Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Notes. The Subscribed Notes and the Underlying Shares (if any) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither the Company nor any person acting on the Company’s behalf has, directly or indirectly, at any time within the past six (6) months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale by the Company of the Subscribed Notes and the Underlying Shares (if any) as contemplated hereby or the Other Convertible Notes and Underlying Shares (if any) as contemplated by the Other Subscription Agreements or (ii) cause the offering of the Subscribed Notes and Underlying Shares (if any) pursuant to this Convertible Note Subscription Agreement or the Other Convertible Notes and Underlying Shares (if any) pursuant to the Other Subscription Agreements to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable stockholder approval provisions. Neither the Company nor any person acting on the Company’s behalf has offered or sold or will offer or sell any securities, or has taken or will take any other action, which would reasonably be expected to subject the offer, issuance or sale of the Subscribed Notes and the Underlying Shares (if any) or the Other Convertible Notes and Underlying Shares (if any), as contemplated hereby, to the registration provisions of the Securities Act.
(i)   No “bad actor” disqualifying event described in Rule 506(d)(1)(i) – (viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company, except for a Disqualification Event as to which Rule 506(d)(2)(ii – iv) or (d)(3) of the Securities Act is applicable.
(j)   The Company is in all material respects in compliance with, and has not received any written communication from a governmental entity that alleges that the Company is not in compliance with, or is in default or violation of, the applicable provisions of (i) the Securities Act, (ii) the Exchange Act, (iii) the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations thereunder, (iv) the rules and regulations of the Commission, and (v) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance (as defined below).
(k)   The Class A Shares are eligible for clearing through The Depository Trust Company (the “DTC”), through its Deposit/Withdrawal At Custodian (DWAC) system, and the Company is eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Class A Shares. The Company’s transfer agent is a participant in DTC’s Fast Automated Securities Transfer Program. The Class A Shares are not, and have not been at any time, subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, including the clearing of Class A Shares through DTC.
(l)   Except for B. Riley Securities, Inc. (the “Placement Agent”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Notes to Subscriber. The Company is solely responsible for the payment of any fees, costs, expenses and commissions of the Placement Agent.
(m)   As of their respective dates, each form, report, statement, schedule, prospectus, proxy, registration statement and other document required to be filed by the Company with the Commission prior to the date hereof (collectively, as amended and/or restated since the time of their filing, the “SEC Documents”) complied in all material respects with the requirements of the Securities Act and the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Documents, as of their respective dates (or if amended, restated, or superseded by a filing prior to the closing of the Transaction, on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents (or if amended, restated, or superseded by a filing prior to the closing of the Transaction, on the date of such filing) comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments, and such consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”) (except as may be disclosed therein or in the notes thereto, and except that the unaudited financial statements may not contain all footnotes required by GAAP). A copy of each SEC Document is available to each Subscriber via the Commission’s EDGAR system. There are no outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Documents as of the date hereof. Notwithstanding the foregoing, this representation and warranty shall not apply to any statement or information in the SEC Documents that relates to (i) the topics referenced in the Commission’s “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” on April 12, 2021 or (ii) the classification of the Company’s ordinary shares as permanent or temporary equity, or any subsequent guidance, statements or interpretations issued by the Commission or the staff of the Commission, including guidance, statements or interpretations relating to the foregoing or to other accounting matters, including matters relating to initial public offering securities or expenses (collectively, the “SEC Guidance”), and no correction, amendment or restatement of any of the Company’s SEC Documents due to the SEC Guidance shall be deemed to be a breach of any representation or warranty by the Company.
(n)   As of the date of this Agreement, the authorized share capital of the Company consists of (i) 200,000,000 Class A Shares, (ii) 20,000,000 Class B ordinary shares, par value $0.0001 per share (“Founder Shares”) and (iii) 1,000,000 preference shares, par value $0.0001 per share (“Preference Shares”). As of the date of this Agreement (iv) 14,375,000 Class A Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (v) 3,593,750 Founder Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (vi) no Class A Shares or Founder Shares are held in the treasury of the Company, (vii) 7,250,000 Private Placement Company Warrants, as defined in the Merger Agreement as “Private Placement SPAC Warrants”, are issued and outstanding, (viii) 7,187,500 Public Company Warrants, as defined in the Merger Agreement as “Public SPAC Warrants”, are issued and outstanding, and (ix) 14,437,500 Class A Shares are reserved for future issuance pursuant to the Company Warrants. As of the date of this Agreement, there are no Preference Shares issued and outstanding. Each Company Warrant is exercisable for one Class A Share at an exercise price of $11.50, subject to the terms of such Company Warrant and, with respect to the Private Placement Company Warrants, the Company Warrant Agreement, as defined in the Merger Agreement as the “SPAC Warrant Agreement”.
(o)   The issued and outstanding Class A Shares are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the Stock Exchange under the symbol “GLTA” (it being understood that the trading symbol of the Class A Shares will be changed in connection with the Closing). There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the Stock Exchange or the Commission with respect to any intention by such entity to deregister the Class A Shares or prohibit or terminate the listing of the Class A Shares on the Stock Exchange. The Company has taken no action that is designed to terminate the registration of the Class A Shares under the Exchange Act.
(p)   The Company is not, and immediately after receipt of payment for the Subscribed Notes and Other Convertible Notes and consummation of the Transaction, will not be, an “investment company” within the meaning of the Investment Company Act.
(q)   As of the date of this Agreement, the Company has entered into Other Subscription Agreements pursuant to which the Company has committed to issue Other Convertible Notes (including Pre-Funded Convertible Notes) with an aggregate original principal amount of $57,500,000 (excluding any interest accruing on the Pre-Funded Convertible Notes prior to the Closing). The Other Subscription Agreements do not reflect a lower purchase price per $1,000 principal amount and do not contain terms that are more favorable to any Other Subscriber than the terms of this Convertible Note Subscription Agreement are to Subscriber, other than representations, warranties and terms particular to the regulatory requirements of such investor or its affiliates or related funds. The Other Subscription Agreements have not been amended or waived in any material respect following the date of this Convertible Note Subscription Agreement in a manner that would reasonably be expected to adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Convertible Note Subscription Agreement. The Company shall not release any Other Subscriber under any Other Subscription Agreement from any of its obligations thereunder or any other agreements with any Other Subscriber, unless it offers the same release to the Subscriber. For the avoidance of doubt, on or about the Closing Date, the Pre-funded Convertible Notes shall be converted into Convertible Notes having the same terms as set forth in the Indenture.

(r)   Other than the Other Subscription Agreements entered into with the Other Subscribers, the Company has not entered into any side letter or similar agreement that materially benefits any Other Subscriber (in such Other Subscriber’s capacity as an Other Subscriber) with respect to the terms of the Transaction or an investment in the Company.
(s)   With respect to any offers or sales of the Subscribed Notes in reliance on Regulation S under the Securities Act, none of the Company, any of its affiliates (as defined in Rule 405 under the Securities Act) or any other person acting on behalf of the Company has, with respect to the Subscribed Notes, offered the Subscribed Notes to buyers qualifying as “U.S. persons” (as defined in Rule 902 under the Securities Act) or in the United States or engaged in any “directed selling efforts” within the meaning of Rule 902 under the Securities Act; the Company, any affiliate of the Company and any person acting on behalf of the Company have complied with any applicable “offering restrictions” within the meaning of such Rule 902; provided that no representation or warranty is made in this paragraph with respect to the actions of the Placement Agent or any of its affiliates.
(t)   Immediately after giving effect to the Transaction and the transactions contemplated by this Convertible Note Subscription Agreement: (i) the fair value of the Company’s assets would exceed its liabilities (including contingent liabilities); (ii) the present fair saleable value of the Company’s assets would be greater than the amount required to pay its probable liabilities on its existing debts (including contingent liabilities) as such debts become absolute and mature; (iii) the Company would be able to pay its liabilities (including contingent liabilities) as they mature; (iv) the Company is “solvent” (within the meaning of applicable laws relating to fraudulent transfers) and would not have unreasonably small capital for the business in which it is engaged and in which it is proposed to be engaged following consummation of the Transaction and the transactions contemplated by this Convertible Note Subscription Agreement. The Company does not intend to incur, and the Company does not believe that it has incurred or will incur as a result of the Transaction and the transactions contemplated by this Convertible Note Subscription Agreement, debts beyond the Company’s ability to pay such debts as such debts mature.
(u)   Other than as set forth in the Merger Agreement, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Underlying Shares or (ii) the shares to be issued pursuant to any Other Subscription Agreement that have not been or will not be validly waived on or prior to the closing of the Transaction; provided, that any such holders will waive any such anti-dilution or similar provisions in connection with the Transaction.
(v)   The Company acknowledges that there have been no representations, warranties, covenants or agreements made to the Company by Subscriber or any of its officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements expressly set forth in this Convertible Note Subscription Agreement.
(w)   The Company is in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency with jurisdiction over the Company (collectively, the “Money Laundering Laws”), except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.
Section 4.    Subscriber Representations and Warranties.   Subscriber represents and warrants to the Company that:
(a)   If Subscriber is a legal entity, Subscriber (i) has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into, and perform its obligations under, this Convertible Note Subscription Agreement. If Subscriber is an individual, Subscriber has the legal competence and capacity to enter into and perform its obligations under this Convertible Note Subscription Agreement.

(b)   If Subscriber is an entity, this Convertible Note Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. If Subscriber is an individual, Subscriber’s signature is genuine and the signatory has the legal competence and capacity to execute this Convertible Note Subscription Agreement. Assuming the due authorization, execution and delivery of the same by the Company, this Convertible Note Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.
(c)   The execution, delivery, and performance of this Convertible Note Subscription Agreement, the purchase of the Subscribed Notes and the Underlying Shares (if any) and the compliance by Subscriber with all of the provisions of this Convertible Note Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) if Subscriber is a legal entity, the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that in the case of clauses (i) and (iii), would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Notes and the Underlying Shares (if any).
(d)   Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or is not a “U.S. Person” as defined in Rule 902 of Regulation S under the Securities Act, in each case, satisfying the applicable requirements set forth on Annex A hereto, (ii) is acquiring the Subscribed Notes and the Underlying Shares (if any) only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Notes as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) and Subscriber has sole investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Notes and the Underlying Shares (if any) with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto and the information contained therein is accurate and complete). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Notes and the Underlying Shares (if any). Accordingly, Subscriber is aware that this offering of the Subscribed Notes and the Underlying Shares (if any) meets the exemption from filing under FINRA Rule 5123(b)(1)(C).
(e)   Subscriber acknowledges and agrees that the Subscribed Notes and the Underlying Shares (if any) are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Notes and the Underlying Shares (if any) have not been registered under the Securities Act and that the Company is not required to register the Subscribed Notes and the Underlying Shares (if any) except as set forth in Section 5 of this Convertible Note Subscription Agreement. Subscriber acknowledges and agrees that the Subscribed Notes and the Underlying Shares (if any) may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, (including without limitation a private resale pursuant to so called “Section 4(a)1 1∕2“) (iii) an ordinary course pledge such as a broker lien over account property generally, (iv) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act, and, in each of clauses (i) – (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Notes and the Underlying Shares (if any) shall contain a restrictive legend to such effect, as set forth in the Indenture. Subscriber acknowledges and agrees that the Subscribed Notes and the Underlying Shares (if any) will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Notes and the Underlying Shares (if

any) and may be required to bear the financial risk of an investment in the Subscribed Notes and the Underlying Shares (if any) for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Notes and the Underlying Shares (if any) will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year following the filing of certain required information with the Commission after the Closing Date. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Notes and the Underlying Shares (if any).
(f)   Subscriber understands and agrees that Subscriber is purchasing the Subscribed Notes and the Underlying Shares (if any) directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, Marti or its subsidiaries (collectively, the “Subscribed Companies”), the Placement Agent, any of its or their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transaction or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Convertible Note Subscription Agreement. Subscriber acknowledges that no disclosure or offering document provided to or reviewed by Subscriber in connection with the Subscription has been prepared by the Placement Agent.
(g)   In making its decision to purchase the Subscribed Notes and the Underlying Shares (if any), Subscriber has relied solely upon an independent investigation made by Subscriber and the Company’s representations in Section 3 of this Convertible Note Subscription Agreement. Subscriber has not relied on any statements or other information provided by the Placement Agent concerning the Company, the Subscribed Notes and the Underlying Shares (if any), or the Subscription. Subscriber acknowledges and agrees that Subscriber has had access to, has received, and has had an adequate opportunity to review, such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Notes and the Underlying Shares (if any), including with respect to the Company, the Subscribed Companies and the Transaction, and Subscriber has made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to Subscriber’s investment in the Subscribed Notes and the Underlying Shares (if any). Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed the Company’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Notes and the Underlying Shares (if any), including but not limited to information concerning the Company, the Subscribed Companies, the Merger Agreement, and the Subscription.
(h)   Subscriber acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber acknowledges that such information and projections were prepared without the participation of the Placement Agent and that the Placement Agent does not assume responsibility for independent verification of, or the accuracy or completeness of, such information and projections. Subscriber further acknowledges that the information provided to Subscriber was preliminary and subject to change, including in the registration statement and the proxy statement/prospectus that the Company intends to file with the Commission (which will include substantial additional information about the Company, Subscribed Companies and the Transaction and will update and supersede the information previously provided to Subscriber).
(i)   Subscriber acknowledges and agrees that none of the Subscribed Companies or the Placement Agent nor its or their respective affiliates or any of such person’s or its or their respective affiliates’ control persons, officers, directors, partners, members, managing members, managers, agents, employees or other representatives, legal counsel, financial advisors, accountants or agents (collectively, “Representatives”) has provided Subscriber with any information or advice with respect to the Subscribed Notes and the Underlying Shares (if any), nor is such information or advice necessary or desired. None of the Subscribed Companies, the Placement Agent or any of their respective affiliates or Representatives has made or makes any representation as to the Company or the Subscribed Companies or the quality or value of the Subscribed Notes and the Underlying Shares (if any). The Placement Agent and its affiliates or Representatives have made no independent investigation with respect to the Company, the Subscribed Notes and the Underlying Shares (if any), or the accuracy, completeness, or adequacy of any information supplied to Subscriber by the Company or on its behalf.
(j)   In connection with Subscriber’s investment decision and issuance of the Subscribed Notes to Subscriber, neither the Placement Agent nor any of its affiliates has acted as a financial advisor or fiduciary to Subscriber.
(k)   [Intentionally omitted.]
(l)   Subscriber became aware of this offering of the Subscribed Notes and the Underlying Shares (if any) solely by means of direct contact between Subscriber and the Company or by means of contact from the Placement Agent, and the Subscribed Notes and the Underlying Shares (if any) were offered to Subscriber solely by direct contact between Subscriber and the Company or its affiliates. Subscriber did not become aware of this offering of the Subscribed Notes and the Underlying Shares (if any), nor were the Subscribed Notes and the Underlying Shares (if any) offered to Subscriber, by any other means. Subscriber acknowledges that the Subscribed Notes and the Underlying Shares (if any) (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
(m)   Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Notes and the Underlying Shares (if any), including those set forth in the SEC Documents. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Notes and the Underlying Shares (if any), and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Notes and the Underlying Shares (if any). Accordingly, the Subscriber understands that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).
(n)   Without limiting the representations and warranties set forth in this Agreement, Subscriber has analyzed and fully considered the risks of an investment in the Subscribed Notes and the Underlying Shares (if any) and determined that the Subscribed Notes and the Underlying Shares (if any) are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.
(o)   Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Notes and the Underlying Shares (if any) or made any findings or determination as to the fairness of this investment.
(p)   Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. If Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively with the BSA, the “BSA/PATRIOT Act”), such Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required by applicable law, Subscriber maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by applicable law, Subscriber maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Notes and the Underlying Shares (if any) were legally derived.
(q)   No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the Subscription such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the Subscription.
(r)   If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on the Company or any of its affiliates (the “Transaction Parties”) for investment advice or as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Notes and the Underlying Shares (if any), and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Notes and the Underlying Shares (if any) and (ii) the acquisition and holding of the Subscribed Notes and the Underlying Shares (if any) will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.
(s)   Subscriber has or has commitments to have and, when required to deliver payment pursuant to Section 2, Subscriber will have sufficient funds to pay the Purchase Price pursuant to Section 2.
(t)   Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, the Subscribed Companies, the Placement Agent, or any of their respective affiliates or Representatives), other than the representations and warranties of the Company contained in Section 3 of this Convertible Note Subscription Agreement, in making its investment or decision to invest in the Company. Subscriber agrees that none of (i) any Other Subscriber pursuant to an Other Subscription Agreement or any other agreement related to the private placement of the Company’s ordinary shares (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) nor (ii) the Company (other than with respect to the representations and warranties of the Company contained in Section 3 of this Convertible Note Subscription Agreement), the Subscribed Companies, the Placement Agent or any of their respective affiliates or Representatives, shall be liable (including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by Subscriber, the Company or any other person or entity), whether in contract, tort or otherwise, or have any liability or obligation to Subscriber or any Other Subscriber, or any person claiming through Subscriber or any Other Subscriber, pursuant to this Convertible Note Subscription Agreement or related to the private placement of the Subscribed Notes and the Underlying Shares (if any), the negotiation hereof or the subject matter hereof, or the transactions contemplated hereby, for any action heretofore or hereafter taken or omitted to be taken by any of the foregoing in connection with the purchase of the Subscribed Notes and the Underlying Shares (if any).
(u)   No broker or finder is entitled to any brokerage or finder’s fee or commission to be paid by Subscriber solely in connection with the sale of the Subscribed Notes to Subscriber.

(v)   At all times on or prior to the Closing Date, Subscriber has no binding commitment to dispose of, or otherwise transfer (directly or indirectly), any of the Subscribed Notes and the Underlying Shares (if any).
(w)   Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with Subscriber, shall, directly or indirectly, offer, sell, pledge, contract to sell, sell any option, engage in any hedging activities or execute any Short Sales in each case with respect to the securities of the Company and in each case prior to the Closing or the earlier termination of this Convertible Note Subscription Agreement in accordance with its terms. “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, nothing in this Section 4(w) shall restrict Subscriber’s ability to maintain bona fide hedging positions in respect of the warrants held by Subscriber as of the date hereof. The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Subscribed Notes and the Underlying Shares (if any) may be pledged by Subscriber in connection with a bona fide margin agreement, provided that such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and Subscriber effecting a pledge of the Subscribed Notes and the Underlying Shares (if any) shall not be required to provide the Company with any notice thereof; provided, however, that neither the Company nor its counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Subscribed Notes and the Underlying Shares (if any) are not subject to any contractual lock up or prohibition on pledging, the form of such acknowledgment to be subject to review and comment by the Company in all respects.
(x)   Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by Subscriber with the Commission with respect to the beneficial ownership of the Company’s outstanding securities prior to the date hereof, Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).
(y)   [Intentionally omitted.]
(z)   [Intentionally omitted.]
(aa)    Subscriber acknowledges and is aware that the Placement Agent acted as book-running manager and representative of the underwriters of the Company’s initial public offering and was paid cash underwriting commissions equal to 2% of the gross proceeds of the initial public offering (or $2.875 million) and will be paid 3.5% of the gross proceeds of the initial public offering (or $5.031 million), in addition to its fee paid in connection with its service as Placement Agent hereunder, and hereby waives any claims it may have solely based on any actual, potential, or perceived conflict of interest or similar claim relating to or arising from the Placement Agent acting as financial advisor to the Company in connection with the Transaction.
(bb)    Subscriber acknowledges that any restatement, revision, correction or other modification of the SEC Documents to the extent resulting from the SEC Guidance shall not constitute a breach by the Company of this Convertible Note Subscription Agreement.
(cc)    If Subscriber is not a U.S. Person (as defined under Rule 902 under the Securities Act) and the offer and sale of the Subscribed Notes is being made in reliance on Regulation S under the Securities Act, (i) Subscriber was or will be outside the United States at the time any buy order for the Class A Shares was or is originated, and (ii) neither Subscriber nor any of its affiliates (as defined in Rule 405 under the Securities Act) has, with respect to the Subscribed Notes, engaged in any “directed selling efforts” within the meaning of Rule 902 under the Securities Act. Subscriber further represents that Subscriber is not acquiring the Class A Shares for the account or benefit of any U.S. Person.

(dd)    Subscriber hereby agrees that it will not, without the prior written consent of the Company, during the period commencing on the Closing Date in connection with the Transaction and ending on the date specified by the Company or its successor (such period not to exceed the shorter of (x) thirteen (13) months and (y) the “lock-up” period applicable to any Major Investor (as defined in Marti’s Amended and Restated Investors’ Rights Agreement, dated June 16, 2021) (taking into account any staged release of securities pursuant to the terms of the lock up agreement applicable to such Major Investor)) (A) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any securities received in exchange for the Convertible Notes or any securities convertible into or exercisable or exchangeable for such securities, or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in subclause (A) or (B) above is to be settled by delivery of such securities or other securities, in cash or otherwise. Subscriber agrees to execute such agreements as may be reasonably requested by the Company or its successor in the Transaction that are consistent with this Section 4(dd) or that are necessary to give further effect thereto. If any Major Investor is or all or substantially all of the employees and/or service providers of the Company (other than executive officers, director and founders) are subject to a shorter lock-up period with respect to its lock-up following the Closing Date (whether due to amendment of the Marti’s Amended and Restated Investors’ Rights Agreement, dated June 16, 2021, or due to waiver), then such shorter lock-up period and/or more favorable terms shall apply to the Subscriber and, for the avoidance of doubt, will be incorporated into to the requirements of this Section 4(dd).
Section 5.    Registration of Underlying Shares.
(a)   The Company agrees that, within thirty (30) calendar days following the Closing Date, the Company will file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Underlying Shares (if any) (the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than seventy-five (75) calendar days after the Closing Date (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended to one hundred five (105) calendar days after the Closing Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further that the Company shall have the Registration Statement declared effective within ten (10) Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of Business Days that the Commission remains closed for. Upon Subscriber’s timely request, the Company shall provide a draft of the Registration Statement to Subscriber at least two (2) Business Days in advance of the date of filing the Registration Statement with the Commission (the “Filing Date”). Unless otherwise agreed to in writing by Subscriber prior to the filing of the Registration Statement, Subscriber shall not be identified as a statutory underwriter in the Registration Statement; provided, that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to the Company. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Underlying Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Underlying Shares which is equal to the maximum number of Underlying Shares as is permitted by the Commission. In such event, the number of Underlying Shares or other shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Underlying Shares under Rule 415 under the Securities Act, the Company shall amend the Registration Statement or file one or more new Registration Statement(s) (such amendment or new Registration Statement shall also be deemed to be a “Registration Statement” hereunder) to register such additional Underlying Shares and cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than thirty (30) calendar days after the filing of such Registration Statement (the “Additional Effectiveness Deadline”); provided, that the Additional Effectiveness Deadline shall be extended to one hundred twenty (120) calendar days after the filing of such Registration Statement if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that the Company shall have such Registration Statement declared effective within ten (10) Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of Business Days that the Commission remains closed for. Any failure by the Company to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or effect a Registration Statement as set forth in this Section 5.
(b)   The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earliest to occur of (i) two (2) years from the effective date of the Registration Statement, (ii) the date on which Subscriber ceases to hold any Subscribed Notes or Underlying Shares (if any) issued pursuant to this Convertible Note Subscription Agreement and (iii) the first date on which Subscriber can sell all of its Underlying Shares (if any) issued upon conversion of the Convertible Notes issued pursuant to this Convertible Note Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) (the earliest of clauses (i), (ii), and (iii), the “End Date”). Prior to the End Date, the Company will use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable; file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell the Underlying Shares (if any) pursuant to the Registration Statement; qualify the Underlying Shares (if any) for listing on the applicable stock exchange on which the Company’s Class A Shares are then listed and update or amend the Registration Statement as necessary to include the Underlying Shares (if any). The Company will use its commercially reasonable efforts to (A) for so long as Subscriber holds Subscribed Notes or Underlying Shares (if any), make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act so long as the Company remains subject to such requirements to enable Subscriber to resell the Underlying Shares (if any) pursuant to Rule 144, (B) at the reasonable request of Subscriber, deliver all the necessary documentation to cause the Company’s Trustee to remove all restrictive legends from any Underlying Shares (if any) being sold under the Registration Statement or pursuant to Rule 144 at the time of sale the Underlying Shares (if any), or that may be sold by Subscriber without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions, and (C) cause its legal counsel to deliver to the Trustee the necessary legal opinions required by the Trustee, if any, in connection with the instruction under clause (B) upon the receipt of Subscriber representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) such counsel. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of the Underlying Shares (if any) to the Company (or its successor) upon reasonable request to assist the Company in making the determination described above.
(c)   The Company’s obligations to include the Underlying Shares (if any) in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company a completed selling stockholder questionnaire in customary form that contains such information regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Underlying Shares (if any) as shall be reasonably requested by the Company to effect the registration of the Underlying Shares (if any), and Subscriber shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations; provided, that the Company shall request such information from Subscriber, including the selling stockholder questionnaire, at least five (5) Business Days prior to the anticipated Filing Date. In the case of the registration effected by the Company pursuant to this Convertible Note Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of the Underlying Shares (if any). Notwithstanding anything to the contrary contained herein, the Company may delay or postpone filing of such Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if (A) it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, (B) such filing or use would reasonably be expected to materially affect a bona fide business or financing transaction of the Company or would reasonably be expected to require premature disclosure of information that would materially adversely affect the Company, (C) in the good faith judgment of the majority of the members of the Company’s board of directors, such filing or effectiveness or use of such Registration Statement would be seriously detrimental to the Company, (D) the majority of the board determines to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with the SEC Guidance or future Commission guidance directed at special purpose acquisition companies, or any related disclosure or related matters, (E) it determines during any customary blackout or similar period or as permitted hereunder, or (F) necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of the Company’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement (each such circumstance, a “Suspension Event”); provided, that, (w) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days or more than two (2) times in any three hundred sixty (360) day period and (x) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter.
(d)   Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company) of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Registration Statement is effective, which notice shall be given no later than three (3) Business Days from the date of such Suspension Event, or (iii) or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (1) it will immediately discontinue offers and sales of the Underlying Shares (if any) under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by the Company, Subscriber will deliver to the Company or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Underlying Shares (if any) in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Underlying Shares (if any) shall not apply (w) to the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.
(e)   Subscriber may deliver written notice (an “Opt-Out Notice”) to the Company requesting that Subscriber not receive notices from the Company otherwise required by this Section 5; provided, however,

that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Company shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Company in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 5(e)) and the related suspension period remains in effect, the Company will so notify Subscriber, within one (1) business day of Subscriber’s notification to the Company, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event or other event immediately upon its availability.
(f)   For purposes of this Section 5 of this Convertible Note Subscription Agreement, (i) “Underlying Shares” shall be deemed to include, as of any date of determination, any equity security issued or issuable with respect to the Underlying Shares (if any) by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar events, and (ii) “Subscriber” shall include any person to which the rights under this Section 5 shall have been duly assigned.
(g)   The Company shall indemnify and hold harmless Subscriber, its selling brokers, dealer managers and similar securities industry professionals (in each case, to the extent Subscriber is a seller under the Registration Statement), the officers, directors, members, managers, partners, agents and employees of such persons, each person who controls such persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable and documented attorneys’ fees) and expenses (collectively, “Losses”) that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions are (1) based upon information regarding Subscriber furnished in writing to the Company by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information or (2) result from or in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 5(d) or (ii) any material violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with its obligations under this Section 5. Notwithstanding the forgoing, the Company’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed). Upon the request of Subscriber, the Company shall provide Subscriber with an update on any threatened or asserted proceedings arising from or in connection with the transactions contemplated by this Section 5 of which the Company receives notice in writing.
(h)   Subscriber shall, severally and not jointly with any Other Subscriber in the offering contemplated by this Convertible Note Subscription Agreement, indemnify and hold harmless the Company, its directors, officers, members, managers, partners, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, members, managers, partners, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Company by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Underlying Shares giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber’s indemnification obligation shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).
(i)   Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
(j)   The indemnification provided for under this Convertible Note Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of the Subscribed Notes or the Underlying Shares (if any).
(k)   If the indemnification provided under this Section 5 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Subscriber shall be limited to the net proceeds received by such Subscriber from the sale of the Subscribed Notes giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be deemed to include, subject to the limitations set forth in this Section 5, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5(k) from any person or entity who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary herein, in no event will any party be liable for punitive damages in connection with this Convertible Note Subscription Agreement or the transactions contemplated hereby.
Section 6.    Termination.   This Convertible Note Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Merger Agreement is terminated in accordance with its terms, (b) the mutual written agreement of the parties hereto to terminate this Convertible Note Subscription Agreement, with the prior written consent of Marti, and (c) 5:00 p.m. New York City time on April 29, 2023, if the Closing has not occurred by such date other than as a breach of Subscriber’s obligations hereunder; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify Subscriber of the termination of the Merger Agreement promptly after the termination thereof. Upon the termination hereof in accordance with this Section 6, any monies paid by Subscriber to the Company in connection herewith shall promptly (and in any event within one (1) Business Day) be returned in full to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, without any deduction for or on account of any tax withholding, charges or set-off, whether or not the Transaction shall have been consummated.
Section 7.    Trust Account Waiver.   Subscriber hereby acknowledges that, as described in the Company’s prospectus relating to its initial public offering (the “IPO”) dated July 8, 2021 available at www.sec.gov, the Company has established a trust account (the “Trust Account”) containing the proceeds of the IPO and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company, its public stockholders and certain other parties (including the underwriters of the IPO), and that, except as otherwise described in such prospectus, the Company may disburse monies from the Trust Account only to (x) its public stockholders in the event they elect to have their Class A Shares redeemed for cash in connection with the consummation of the Company’s initial business combination, an amendment to its certificate of incorporation to extend the deadline by which the Company must consummate its initial business combination, or the Company’s failure to consummate an initial business combination by such deadline, (y) pay certain taxes from time to time, or (z) the Company after or concurrently with the consummation of its initial business combination. For and in consideration of the Company entering into this Convertible Note Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber, on behalf of itself and its affiliates, hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, arising out or as a result of, in connection with or relating in any way to this Convertible Note Subscription Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, this Convertible Note Subscription Agreement, and (c) will not seek recourse against the Trust Account as a result of, in connection with or relating in any way to this Convertible Note Subscription Agreement; provided, however, that nothing in this Section 7 shall be deemed to limit the Subscriber’s right, title, interest or claim to the Trust Account by virtue of such Subscriber’s record or beneficial ownership of securities of the Company acquired by any means other than pursuant to this Convertible Note Subscription Agreement, including, but not limited to, any redemption right with respect to any such securities of the Company. Subscriber acknowledges and agrees that such irrevocable waiver is a material inducement to the Company to enter into this Convertible Note Subscription Agreement, and further intends and understands such waiver to be valid, binding, and enforceable against Subscriber in accordance with applicable law. To the extent Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Company or its Representatives, which proceeding seeks, in whole or in part, monetary relief against the Company or its Representatives, Subscriber hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber (or any person claiming on Subscriber’s behalf or in lieu of Subscriber) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 7 shall (x) serve to limit or prohibit Subscriber’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief, (y) serve to limit or prohibit any claims that Subscriber may have in the future against the Company’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) or (z) be deemed to limit any Subscriber’s right, title, interest or claim to the Trust Account by virtue of such Subscriber’s record or beneficial ownership of securities of the Company acquired by any means other than pursuant to this Convertible Note Subscription Agreement, including, but not limited to, any redemption right with respect to any such securities of the Company. Notwithstanding anything in this Convertible Note

Subscription Agreement to the contrary, the provisions of this Section 7 shall survive termination of this Convertible Note Subscription Agreement.
Section 8.    Miscellaneous.
(a)   All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day prior to 5:00 p.m. New York City time, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day or after 5:00 p.m. New York City time on a Business Day, (iii) one (1) Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 8(a). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 8(a).
(b)   Subscriber acknowledges that the Company, the Placement Agent and others, including after the Closing, Marti, will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Convertible Note Subscription Agreement; provided, however, that the foregoing clause of this Section 8(b) shall not give the Company, the Placement Agent, or Marti any rights other than those expressly set forth herein. Prior to the Closing, Subscriber agrees to promptly notify the Company and the Placement Agent if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. The Company acknowledges that Subscriber, the Placement Agent, and the Subscribed Companies will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Convertible Note Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify Subscriber, the Placement Agent, and the Subscribed Companies if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer accurate in all material respects.
(c)   The Placement Agent shall not be liable to Subscriber, whether in contract, tort, under the federal or state securities laws, or otherwise, for any action taken or omitted to be taken by the Placement Agent in connection with the Subscription. Subscriber, on behalf of itself and its affiliates, (i) hereby releases the Placement Agent in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses, or disbursements related to the Subscription and (ii) shall not commence any litigation or bring any claim against the Placement Agent in any court or any other forum which relates to, may arise out of, or is in connection with, the Subscription, except to the extent that any loss, claim, damage, or liability is found in a final judgment by a court of competent jurisdiction to have resulted from the willful misconduct, fraud, bad faith, or gross negligence of the Placement Agent or any of its directors, officers, employees representatives or controlling persons. Subscriber agrees that the foregoing release and waiver is given freely and after obtaining independent legal advice and understands such release and waiver to be valid, binding, and enforceable against Subscriber in accordance with applicable law.
(d)   Each of the Company, the Placement Agent and Subscriber is irrevocably authorized to produce this Convertible Note Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
(e)   Each party hereto shall pay all of its own expenses in connection with this Convertible Note Subscription Agreement and the transactions contemplated herein.
(f)   Neither this Convertible Note Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Notes and the Underlying Shares (if any) acquired hereunder and the rights set forth in Section 5) may be transferred or assigned by Subscriber. Neither this Convertible Note Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned by the Company without the prior written consent of Subscriber and Marti, other than in connection with the Transaction. Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Convertible Note Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Subscriber) upon written notice to the Company and Marti or, with the Company’s and Marti’s prior written consent, to another person; provided, that in the case of any such assignment, the assignee(s) shall become a Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment and provided further that no such assignment shall relieve the assigning Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company and Marti has each given its prior written consent to such relief.
(g)   All the agreements, representations and warranties made by each party hereto in this Convertible Note Subscription Agreement shall survive the Closing.
(h)   The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Notes and to register the Underlying Shares (if any) for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that the Company agrees to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations and (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange. Subscriber acknowledges that the Company may file a form of this Convertible Note Subscription Agreement with the Commission as an exhibit to a current or periodic report of the Company or a registration statement of the Company.
(i)   This Convertible Note Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto and Marti.
(j)   This Convertible Note Subscription Agreement, together with the form of Indenture attached hereto, constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.
(k)   Except as otherwise provided herein, this Convertible Note Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. Except as set forth in Section 4, Section 5, Section 6, Section 8(b), Section 8(d), Section 8(f), Section 8(i) and this Section 8(k) with respect to the persons specifically referenced therein, this Convertible Note Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Convertible Note Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.
(l)   Each of the Company and Subscriber acknowledge that the Placement Agent is a third-party beneficiary of the acknowledgements, representations, warranties and covenants of Subscriber and of the Company contained in this Convertible Note Subscription Agreement.
(m)   The parties hereto acknowledge and agree that (i) this Convertible Note Subscription Agreement is being entered into in order to induce the Company to execute and deliver the Merger Agreement and (ii) irreparable damage would occur in the event that any of the provisions of this Convertible Note Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Convertible Note Subscription Agreement and to enforce specifically the terms and provisions of this Convertible Note Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to specifically enforce Subscriber’s obligations to fund the Subscription and the provisions of the Convertible Note Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 8(m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.
(n)   If any provision of this Convertible Note Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Convertible Note Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
(o)   No failure or delay by a party hereto in exercising any right, power or remedy under this Convertible Note Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Convertible Note Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Convertible Note Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.
(p)   This Convertible Note Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
(q)   This Convertible Note Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.
(r)   EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT.
(s)   The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Convertible Note Subscription Agreement must be brought exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware) (collectively the

“Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Convertible Note Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 8(a) of this Convertible Note Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.
(t)   This Convertible Note Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Convertible Note Subscription Agreement, or the negotiation, execution or performance of this Convertible Note Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto.
(u)   The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Convertible Note Subscription Agreement, file with the Commission a Current Report on Form 8-K (the “Disclosure Document”) disclosing all material terms of this Convertible Note Subscription Agreement and the Other Subscription Agreements and the transactions contemplated hereby and thereby, the Transaction and any other material, nonpublic information that the Company has provided to Subscriber or any of Subscriber’s affiliates, attorneys, agents or representatives at any time prior to the filing of the Disclosure Document and including as exhibits to the Disclosure Document, the form of this Convertible Note Subscription Agreement and the Other Subscription Agreement (in each case, without redaction). Except to the extent the Subscriber or an affiliate thereof is a party to a non-disclosure agreement with Marti, which, by its terms, contains trade restrictions that are to terminate after the Closing Date, upon the issuance of the Disclosure Document, to the Company’s knowledge, Subscriber and Subscriber’s affiliates, attorneys, agents and representatives shall not be in possession of any material, non-public information received from the Company or any of its affiliates, officers, directors, or employees or agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any agreement, whether written or oral, with the Company, the Placement Agent, or any of their respective affiliates. Notwithstanding anything in this Convertible Note Subscription Agreement to the contrary, the Company (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities laws, rules or regulations and (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, in which case of clause (A) or (B), the Company shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by the Company for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the Commission).
(v)   If any change in the Class A Shares shall occur between the date of this Convertible Note Subscription Agreement and the Closing by reason of any reclassification, recapitalization, stock split, reverse stock split, combination, exchange, or readjustment of shares, or any stock dividend, the number of Subscribed Notes and the Underlying Shares (if any) issued to Subscriber hereunder shall be appropriately adjusted to reflect such change.
(w)   The obligations of Subscriber under this Convertible Note Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Convertible Note Subscription Agreement or any Other Subscriber or other investor under the Other Subscription Agreements. The decision of Subscriber to purchase the Subscribed Notes and the Underlying Shares (if any) pursuant to this Convertible Note Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, Marti or any of their respective affiliates or subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or Other Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Convertible Note Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Notes and the Underlying Shares (if any) or enforcing its rights under this Convertible Note Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Convertible Note Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.
(x)   The headings herein are for convenience only, do not constitute a part of this Convertible Note Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Convertible Note Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections, Schedules or Exhibits are to Sections, Schedules or Exhibits contained in or attached to this Convertible Note Subscription Agreement, (ii) each accounting term not otherwise defined in this Convertible Note Subscription Agreement has the meaning assigned to it in accordance with GAAP, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Convertible Note Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive.
(y)   The Company shall be responsible for paying all present or future stamp, court or documentary, intangible, recording, filing or similar taxes that arise from any payment or issuance made under, from the execution, delivery, performance or enforcement of, or otherwise with respect to, this Convertible Note Subscription Agreement.
[Signature pages follow.]

IN WITNESS WHEREOF, the Company has accepted this Convertible Note Subscription Agreement as of the date first set forth above.
GALATA ACQUISITION CORP.
By:

Name:
Title:
Address for Notices:
2001 S Street NW, Suite 320
Washington, DC 20009
Attention: Kemal Kaya, Chief Executive Officer
Email: kemal@galatacorp.net
with a copy (not to constitute notice) to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, Subscriber has executed or caused this Convertible Note Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.
Name of Subscriber	State/Country of Formation or Domicile:
By:
Name:
Title:
Name in which Subscribed Notes are to be registered (if different):
Subscriber’s EIN:
Entity Type (e.g., corporation, partnership, trust, etc.):
Business Address-Street:	Mailing Address-Street (if different):
City, State, Zip:	City, State, Zip:
Attn:	Attn:
Telephone No.:	Telephone No.:
Email for notices:	Email for notices (if different):
Aggregate Principal Amount: $[•]
[Signature Page to Subscription Agreement]

EXHIBIT A
INDENTURE

ANNEX A
ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER
This Annex A should be completed and signed by Subscriber
and constitutes a part of the Convertible Note Subscription Agreement.
1.
QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐   Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)
☐   We are subscribing for the Subscribed Notes and the Underlying Shares (if any) as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.
2.
AFFILIATE STATUS
(Please check the applicable box)

SUBSCRIBER:
☐    is:
☐    is not:
an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.
4.
NON-U.S. PERSON CERTIFICATION (Please check the applicable box(es))

Subscriber makes the following representation regarding its status as a non-”U.S. person” (as defined under Rule 902 under the Act):
☐   Subscriber is a natural person that is not resident in the United States of America, including its territories and possessions;
☐   Subscriber is a partnership, corporation or limited liability company that is organized or incorporated under the laws of a jurisdiction outside of the United States (and is not formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by U.S. accredited investors (as defined in Rule 501(a) of Regulation D under the Securities Act) who are not natural persons, estates or trusts);
☐   Subscriber is an estate for which the executor or administrator is a non-U.S. person;
☐   Subscriber is a trust for which the trustee is not a U.S. person;
☐   Subscriber is a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a non-U.S. person;
☐   Subscriber is a discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident outside of the United States;
☐   Subscriber does not meet any of the conditions described above.
This page should be completed by Subscriber and constitutes a part of the Convertible Note Subscription Agreement.

SUBSCRIBER:
Print Name:
By:

Name:
Title:

AMENDMENT TO CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT
This Amendment No. 1 to Convertible Note Subscription Agreement (this “Amendment”) is made and entered into effective as of [•], by and between Galata Acquisition Corp., a Cayman Islands exempted company (the “Company”), and [•] (the “Subscriber”). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Convertible Note Subscription Agreement (as defined below).
WHEREAS, the Company, Galata Merger Sub Inc., a Delaware corporation and wholly owned direct subsidiary of the Company, and Marti Technologies Inc., a Delaware corporation (“Marti”), are parties to that certain Business Combination Agreement made and entered into as of July 29, 2022 (the “Business Combination Agreement”);
WHEREAS, concurrently with the execution of the Business Combination Agreement, the Company and the Subscriber entered into that certain Convertible Note Subscription Agreement, dated July 29, 2022 (the “Convertible Note Subscription Agreement”), pursuant to which, immediately prior to the consummation of the Transaction contemplated by the Business Combination Agreement, the Subscriber agreed to subscribe for and purchase from the Company the Convertible Notes having the terms set forth in the Indenture in an aggregate principal amount as set forth on the Subscriber’s signature page to the Convertible Note Subscription Agreement (the “Subscribed Notes”) and the Company agreed to issue and sell to the Subscriber the Subscribed Notes in consideration of payment of the Purchase Price by or on behalf of Subscriber to the Company; and
WHEREAS, the Company and Subscriber desire to amend the Convertible Note Subscription Agreement on the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Convertible Note Subscription Agreement, the parties hereto, intending to be legally bound, do hereby agree as follows:
1.
Amendment.   The parties hereby agree to amend the Convertible Note Subscription Agreement as follows:

a.
Section 2(f)(iv) of the Convertible Note Subscription Agreement is hereby deleted it in its entirety and replaced with the following:

“immediately following the Closing, (A) the aggregate original principal amount of the Convertible Note issued to the Subscriber and the aggregate original principal amount of all Other Convertible Notes (including, without duplication, Pre-funded Convertible Notes) issued at or prior to the Closing; plus (B) the aggregate amount of Qualified ABL Commitments, whether drawn or undrawn (but without duplication of any amounts in clause (E)) and inclusive of all drawn and invested cash; plus (C) the aggregate amount of Qualified Equity Commitments; plus (D) the amounts remaining in the Company’s trust account (following any redemptions); plus (E) the aggregate cash and cash equivalents of Marti and its controlled subsidiaries, as estimated in good faith by Marti five (5) Business Days prior to the Closing Date, shall, collectively, equal at least $150,000,000 in the aggregate (without, for the avoidance of doubt, taking into account any transaction fees, costs and expenses paid or required to be paid in connection with the Transaction);”
b.
The following is hereby added as a new Section 9 of the Convertible Note Subscription Agreement

“Section 9. Qualified ABL Commitments and Qualified Equity Commitments.
(a)
At least 10 days prior to the Closing, the Company shall provide to the Subscriber and to the holders of Other Convertible Notes (collectively, “Holders”) written notice (the “Qualification Notice”) including drafts of material definitive agreements with the investor or lender with respect to any commitment or arrangement (a “Commitment”) that the Company proposes to be a Qualified Equity Commitment or a Qualified ABL Commitment, or, if such drafts are not yet available, setting forth in reasonable detail a summary of the material terms (including the investor or lender party thereto) of a Commitment that the Company proposes to be a Qualified Equity Commitment or a Qualified ABL Commitment. The Qualification Notice shall set forth the date by which a Holder must object to the terms of a Commitment, which period may not be less than 10 days following the Holder’s receipt of the Qualification Notice (the “Review Period”) and which objection shall be subject to and made in accordance with clause (b) below. During the Review Period, at the election of any Holder, the Company will provide additional information to the Holders with regard to, and discuss the terms of, such Commitment as reasonably requested by such Holder.
(b)
During the Review Period, any Holder may object in writing to any or all Commitments proposed by the Company only if such objection is reasonable, made in good faith and made with respect to (i) the reputability of the lender(s) or investor(s) party to such Commitment and/or (ii) material terms in the Commitment. For the avoidance of doubt, material terms in the Commitment shall include the likelihood of capital availability under normal market conditions, interest rate, discount rate and loan-to-value ratio. If any Holder (x) affirmatively approves such Commitments in writing or (y) does not provide written notice of its objection during the Review Period, such Holder will be deemed to have approved the applicable Commitment for purposes of determining whether the approval of a Required Majority has been obtained with respect to such Commitment.

(c)
If the Company proposes to change any material term with respect to any Commitment as compared to that which was provided to the Holders for approval in accordance with the forgoing, the Company shall again submit such terms to the Holders for a new approval in accordance with the terms of this Section 9(b), provided that the Review Period to object to such revised Commitment shall be 3 business days.

(d)
For purposes of this Convertible Note Subscription Agreement:

(i)
“Qualified ABL Commitments” shall mean lending commitments pursuant to a loan agreement or similar definitive agreement from reputable national or international lenders that are secured by the assets of Marti or its affiliates (including equipment, receivables and inventory), in form and substance approved by the persons that will be, immediately after Closing, the holders of a majority of the aggregate principal amount then outstanding under the Convertible Note issued to the Subscriber and all Other Convertible Notes (including, without duplication, Pre-funded Convertible Notes), which majority must include Capitol Gardens I L.P. (the “Required Majority”) (such approval not to be unreasonably withheld, conditioned or delayed); provided, that any objection to the Qualified ABL Commitments by the Subscriber shall be subject to and made in accordance with Section 9(b); and

(ii)
“Qualified Equity Commitments” shall mean commitments to acquire equity interests of the Company pursuant to definitive commitment or subscription agreements with reputable financial investors in form and substance approved by the holders of the Required Majority (such approval not to be unreasonably withheld, conditioned or delayed); provided, that any objection to the Qualified Equity Commitments by the Subscriber shall be subject to and made in accordance with Section 9(b).”

c.
The Indenture attached as Exhibit A to the Convertible Note Subscription Agreement is hereby deleted it in its entirety and replaced with Exhibit A attached hereto.

d.
For purposes of the Convertible Note Subscription Agreement (including Section 3(r) thereof), the Subscriber hereby consents to the separate terms applicable to European Bank for Reconstruction and Development (“EBRD”) pursuant to that certain side letter agreement entered into by and between the Company and EBRD on December 9, 2022.

2.
Miscellaneous.   The parties hereto hereby agree that Sections 8(a), 8(d), 8(e), 8(p), 8(q), 8(r), 8(s) and 8(x) of the Convertible Note Subscription Agreement shall apply to this Amendment, mutatis mutandis. Except as expressly provided in this Amendment, all of the terms and provisions in the Convertible Note Subscription Agreement are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Convertible Note Subscription Agreement, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Convertible Note Subscription Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Convertible Note Subscription Agreement, as amended by this Amendment. The Convertible Note Subscription Agreement, as amended by this Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Convertible Note Subscription Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.
{The remainder of this page is intentionally blank; the next page is the signature page.}

IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 to Convertible Note Subscription Agreement as of the date first set forth above.
COMPANY
GALATA ACQUISITION CORP.
By:

Name: Daniel Freifeld
Title: President
[Signature Page to the Amendment No. 1 to Convertible Note Subscription Agreement]

IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 to Convertible Note Subscription Agreement as of the date first set forth above.
SUBSCRIBER
[•]
By:

Name: [•]
Title: [•]
[Signature Page to the Amendment No. 1 to Convertible Note Subscription Agreement]

Acknowledged and agreed as of the date of this Amendment.
MARTI TECHNOLOGIES INC.
By:

Name: Oguz Alper Oktem
Title:   CEO
[Signature Page to the Amendment No. 1 to Convertible Note Subscription Agreement]

EXHIBIT A
INDENTURE

AMENDMENT NO. 2 TO CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT
This Amendment No. 2 to Convertible Note Subscription Agreement (this “Amendment”) is made and entered into effective as of [•], 2023, by and between Galata Acquisition Corp., a Cayman Islands exempted company (the “Company”), and [•] (the “Subscriber”). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Convertible Note Subscription Agreement (as defined below).
WHEREAS, the Company, Galata Merger Sub Inc., a Delaware corporation and wholly owned direct subsidiary of the Company, and Marti are parties to that certain Business Combination Agreement made and entered into as of July 29, 2022 (the “Business Combination Agreement”);
WHEREAS, concurrently with the execution of the Business Combination Agreement, the Company and the Subscriber entered into that certain Convertible Note Subscription Agreement, dated July 29, 2022 (as amended pursuant to that certain Amendment No. 1 to Convertible Note Subscription Agreement, dated December 23, 2022, the “Convertible Note Subscription Agreement”), pursuant to which, immediately prior to the consummation of the Transaction contemplated by the Business Combination Agreement, the Subscriber agreed to subscribe for and purchase from the Company the Convertible Notes having the terms set forth in the Indenture in an aggregate principal amount as set forth on the Subscriber’s signature page to the Convertible Note Subscription Agreement (the “Subscribed Notes”) and the Company agreed to issue and sell to the Subscriber the Subscribed Notes in consideration of payment of the Purchase Price by or on behalf of Subscriber to the Company; and
WHEREAS, the Company and Subscriber desire to amend the Convertible Note Subscription Agreement on the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Convertible Note Subscription Agreement, the parties hereto, intending to be legally bound, do hereby agree as follows:
1.
Amendment.   The parties hereby agree to amend the Convertible Note Subscription Agreement as follows:

a.
Section 4(dd) of the Convertible Note Subscription Agreement is hereby deleted in its entirety.

b.
The reference to “April 29, 2023” in Section 6(c) of the Convertible Note Subscription Agreement is hereby deleted and replaced with the following: “July 31, 2023”.

c.
Section 9 of the Convertible Note Subscription Agreement is hereby deleted in its entirety and replaced with the following:

“Section 9. Qualified ABL Commitments and Qualified Equity Commitments. For purposes of this Convertible Note Subscription Agreement:
(a)
“Qualification Notice” shall mean that certain notice delivered by Daniel Freifeld on behalf of the Company to the Subscriber via electronic mail on April 14, 2023 and the .pdf attachment thereto titled “Marti Financing”, summarizing material terms of the proposed Qualified ABL Commitments and Qualified Equity Commitment;

(b)
“Qualified ABL Commitments” shall mean lending commitments pursuant to a loan agreement or similar definitive agreement from reputable national or international lenders that are secured by the assets of Marti or its affiliates (including equipment, receivables and inventory), with material terms that are substantively similar to, or no less favorable to Marti than, the material terms with respect to the proposed Qualified ABL Commitments set forth in the Qualification Notice; and

(c)
“Qualified Equity Commitments” shall mean commitments to acquire equity interests of the Company pursuant to definitive commitment or subscription agreements with reputable financial investors with material terms that are substantively similar to, or no less favorable to Marti than, the material terms with respect to the proposed Qualified Equity Commitment set forth in the Qualification Notice.”
(d)
The Indenture attached as Exhibit A to the Convertible Note Subscription Agreement is hereby deleted it in its entirety and replaced with Exhibit A attached hereto.

(e)
For purposes of the Convertible Note Subscription Agreement (including Section 3(q) thereof), the Subscriber hereby acknowledges and consents to the separate terms applicable to Callaway Capital Management, LLC or its designee (“Callaway”) under that certain Other Subscription Agreement entered into by and between the Company and Callaway on or around the date hereof, pursuant to which Callaway has the option (but not the obligation) to subscribe for Other Convertible Notes up to an aggregate principal amount of $40,000,000 during the period beginning on the date of such Other Subscription Agreement and the one year anniversary of the Closing Date.

2.   Miscellaneous.   The parties hereto hereby agree that Sections 8(a), 8(d), 8(e), 8(p), 8(q), 8(r), 8(s) and 8(x) of the Convertible Note Subscription Agreement shall apply to this Amendment, mutatis mutandis. Except as expressly provided in this Amendment, all of the terms and provisions in the Convertible Note Subscription Agreement are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Convertible Note Subscription Agreement, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Convertible Note Subscription Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Convertible Note Subscription Agreement, as amended by this Amendment. The Convertible Note Subscription Agreement, as amended by this Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Convertible Note Subscription Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.
{The remainder of this page is intentionally blank; the next page is the signature page.}

IN WITNESS WHEREOF, the parties have executed this Amendment No. 2 to Convertible Note Subscription Agreement as of the date first set forth above.
COMPANY
GALATA ACQUISITION CORP.
By:

Name: Daniel Freifeld
Title: President
[Signature Page to the Amendment No. 2 to Convertible Note Subscription Agreement]

IN WITNESS WHEREOF, the parties have executed this Amendment No. 2 to Convertible Note Subscription Agreement as of the date first set forth above.
SUBSCRIBER
[•]
By:

 Name: [•]
 Title: [•]
[Signature Page to the Amendment No. 2 to Convertible Note Subscription Agreement]

Acknowledged and agreed as of the date of this Amendment.
MARTI TECHNOLOGIES INC.
By:

 Name: [•]
 Title: [•]
[Signature Page to the Amendment No. 2 to Convertible Note Subscription Agreement]

ANNEX C
FIRST AMENDED AND RESTATED CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT
This FIRST AMENDED AND RESTATED CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT (this “Convertible Note Subscription Agreement”) is entered into on December 9, 2022, by and among Marti Technologies Inc., a Delaware corporation (the “Company”), Farragut Square Global Master Fund, LP, as the lead subscriber for the subscribers (in such capacity, the “Lead Subscriber”), and the persons and entities listed on the schedule of subscribers attached hereto as Schedule I (as updated from time to time in accordance with Sections 9 and 10) (together with the Lead Subscriber, the “Subscribers”, and each, a “Subscriber”).
WHEREAS, the Company and the Lead Subscriber entered into that certain Convertible Note Subscription Agreement, dated July 29, 2022 (the “Original Agreement).
WHEREAS, the Company and the Lead Subscriber desires to amend and restate the Original Agreement in its entirety and enter into this Convertible Note Subscription Agreement to modify the terms of the Original Agreement as set forth herein.
WHEREAS, the Company is entering into this Convertible Note Subscription Agreement with each Subscriber that is or becomes party hereto, pursuant to which each such Subscriber agrees to purchase certain convertible promissory notes (the “Convertible Notes”) of the Company, substantially in the form attached hereto as Exhibit A, which may be convertible into certain convertible senior notes (the “Public Company Convertible Notes”) of the Public Company (as defined in the Convertible Notes) pursuant to Section 4 of the Convertible Notes.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
Subscription.   Subject to the terms and conditions hereof, Subscriber shall subscribe for and agrees to purchase from the Company, and the Company hereby agrees to issue and sell to Subscriber, the Convertible Notes in the principal amount set forth opposite the respective Subscriber’s name on Schedule I hereto (each such principal amount, the “Purchase Price”), as modified from time to time in accordance with the terms of this Convertible Note Subscription Agreement (the “Subscribed Notes” and each such subscription and issuance, a “Subscription”). The obligations of Subscriber to subscribe for the Convertible Notes are several and not joint.
Closing.
Each issuance of Convertible Notes contemplated hereby (each, a “Closing”) shall occur on such date as determined by the applicable Subscriber as described in Section 2(b) below (each, a “Closing Date”).
At least five Business Days prior to a Closing Date, Subscriber shall notify the Company in writing of the Closing Date and the portion of the Purchase Price to be funded at such Closing (each such notice, a “Closing Date Notice”). No later than two Business Days following delivery of a Closing Date Notice, the Company shall deliver by written notice to the applicable Subscriber the wire instructions for delivery of the Purchase Price or portion thereof to be paid on such Closing Date. For the avoidance of doubt, Subscriber may pay future installments of the Purchase Price using such wire instructions provided by the Company.
On each Closing Date, each Subscriber subscribing for Convertible Notes at such Closing shall deliver the portion of the Purchase Price set forth in the applicable Closing Date Notice for the Subscribed Notes by wire transfer of United States dollars in immediately available funds to the account specified by the Company. Subscriber shall fund the remainder of Subscriber’s Purchase Price, in whole or in part, at any time and from time, between the Closing Date and the date of the closing of the transactions contemplated by the BCA (as defined below) (the “BCA Closing”); provided, that, the total amount of Subscriber’s Purchase Price shall be funded in full no later than the date of but prior to the consummation of the BCA Closing. The Company shall notify Subscriber in writing of the date of the BCA Closing no later than five Business Days prior to such date. The Company shall deliver Subscriber’s Convertible Note with respect to the Purchase Price set forth in each Closing Date Notice to Subscriber at each applicable Closing. Delivery of the Convertible Notes shall be by delivery of certificated convertible notes. For the purposes of this Convertible Note Subscription Agreement, “Business Day” means any day other than a Saturday or Sunday, or any other day on which banks located in New York, New York are required or authorized by law to be closed for business.
At each Closing, each Subscriber subscribing for Convertible Notes at such Closing shall deliver to the Company all such other information as is reasonably requested in order for the Company to issue the applicable Subscribed Notes to such Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Notes are to be issued (or such Subscriber’s nominee in accordance with its delivery instructions) and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.
Company Representations and Warranties.   The Company represents and warrants to each Subscriber, as of the date hereof and as of each Closing Date, that:
The Company (i) is validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Convertible Note Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Convertible Note Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company that, individually or in the aggregate, would reasonably be expected to materially impair or materially delay the Company’s performance of its obligations under this Convertible Note Subscription Agreement, including the issuance and sale of the Subscribed Notes.
The Public Company Convertible Notes, issuable upon conversion of the Convertible Notes pursuant to Section 4 of the Convertible Notes, and the New Securities (as defined in the Convertible Notes), issuable upon exchange of the Convertible Notes pursuant to Section 10 of the Convertible Notes, are duly authorized and, if and when issued upon conversion or exchange, as applicable, of the Convertible Notes, will be validly issued, free and clear of all liens or other restrictions (other than those arising under this Convertible Note Subscription Agreement, the governing and organizational documents of the Company or any applicable securities laws), in the case of New Securities, fully paid and non-assessable and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Company’s governing and organizational documents (as adopted on or prior to the applicable Closing Date), or by any contract to which the Company is a party or by which it is bound, or under the laws of the State of Delaware.
This Convertible Note Subscription Agreement has been duly authorized, validly executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by Subscriber, this Convertible Note Subscription Agreement shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies. The Convertible Notes have been duly authorized by all necessary corporate action of the Company. When issued and sold against receipt of the consideration therefor, the Convertible Notes will be valid and legally binding obligations of the Company, enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and by the availability of equitable remedies.
Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4 of this Convertible Note Subscription Agreement, the execution and delivery of this Convertible Note

Subscription Agreement, the Subscription and the compliance by the Company with all of the provisions of this Convertible Note Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, (ii) the organizational documents of the Company, or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially affect the validity of the Subscribed Notes or the legal authority of the Company to comply in all material respects with the terms of this Convertible Note Subscription Agreement.
Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4 of this Convertible Note Subscription Agreement, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Convertible Note Subscription Agreement (including, without limitation, the issuance of the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any)), other than (i) filings required by applicable state securities laws and (ii) those the failure of which to obtain would not have a Company Material Adverse Effect.
Except for such matters as have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.
Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Convertible Note Subscription Agreement, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Subscribed Notes by the Company to Subscriber and issuance of the New Securities (if any) to Subscriber upon exchange.
Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Notes. The Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither the Company nor any person acting on the Company’s behalf has, directly or indirectly, at any time within the past six (6) months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale by the Company of the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) as contemplated hereby or (ii) cause the offering of the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) pursuant to this Convertible Note Subscription Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable stockholder approval provisions. Neither the Company nor any person acting on the Company’s behalf has offered or sold or will offer or sell any securities, or has taken or will take any other action, which would reasonably be expected to subject the offer, issuance or sale of the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any), as contemplated hereby, to the registration provisions of the Securities Act.
No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company, except for a Disqualification Event as to which Rule 506(d)(2)(ii – iv) or (d)(3) of the Securities Act is applicable.

The Company is in all material respects in compliance with, and has not received any written communication from a governmental entity that alleges that the Company is not in compliance with, or is in default or violation of, the applicable provisions of (i) the Securities Act, (ii) the Exchange Act, (iii) the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations thereunder and (iv) the rules and regulations of the Commission, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
[Reserved].
Except for B. Riley Securities, Inc. (the “Placement Agent”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Notes to Subscriber. The Company is solely responsible for the payment of any fees, costs, expenses and commissions of the Placement Agent.
[Reserved].
The authorized capital stock of the Company as of November 3, 2022 consists of 36,610,000 shares of Common Stock and 22,220,893 shares of Preferred Stock, par value $0.000001 per share. As of November 3, 2022, (i) 12,452,057 shares of the Company’s Common Stock are issued and outstanding, (ii) 4,018,918 shares of the Company’s Series A-1 Preferred Stock are issued and outstanding, (iii) 3,864,517 shares of the Company’s Series A-2 Preferred Stock are issued and outstanding, (iv) 2,193,438 shares of the Company’s Series A-3 Preferred Stock are issued and outstanding, (v) 8,221,262 shares of the Company’s Series B-1 Preferred Stock are issued and outstanding, (vi) 40,115 shares of the Company’s Series B-2 Preferred Stock are issued and outstanding and (vii) 3,723,905 shares of the Company’s Series B-3 Preferred Stock are issued and outstanding.
The Company has reserved, as of November 3, 2022, 1,307,052 shares of the Company’s Common Stock for issuance to certain officers, directors, employees and consultants of the Company pursuant to the Company’s Amended and Restated 2020 Stock Plan, as amended from time to time (the “Company Equity Incentive Plan”). Of such reserved shares of Common Stock, no shares have been issued pursuant to restricted stock purchase agreements, options to purchase 602,732 shares have been granted and are currently outstanding, and 704,320 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Company Equity Inventive Plan (collectively, the “Company Awards”). The Company has reserved, as of November 3, 2022, 143,044 shares of the Company’s Preferred Stock for issuance pursuant to warrants to purchase shares of the Company’s Preferred Stock (the “Company Warrants”). As of November 3, 2022, the Company has issued Convertible Notes in an aggregate principal amount of $4,000,000 to the Lead Subscriber (the “Lead Subscriber Existing Notes”) pursuant to the Original Agreement and a certain other convertible promissory note in an aggregate principal amount of $1,000,000 to Sumed Equity Ltd (the “BECO Convertible Note”, as may be amended, restated, amended and restated or otherwise modified in accordance with its terms from time to time) pursuant to that certain convertible note subscription agreement by and between Sumed Equity Ltd and the Company, dated August 19, 2022. In addition, the Company will issue, on or about the date hereof, additional Convertible Notes to certain Subscribers pursuant to this Convertible Note Subscription Agreement. As of December 9, 2022, other than the Company Awards, the Company Warrants and the Convertible Notes (including, for the avoidance of doubt, the Lead Subscriber Existing Notes and the BECO Convertible Note), there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for shares of capital stock, or other equity or other voting interests in, the Company or any of its subsidiaries.
No Subscriber is party to any agreement with respect to any Convertible Note which contains any terms that are materially more favorable to any Subscriber than the terms herein other than as disclosed to the Subscribers; provided that the Company has provided certain separate terms to European Bank for Reconstruction and Development (“EBRD”) pursuant to that certain Side Letter Agreement (the

“EBRD Side Letter”) entered into by and between the Company and EBRD on or about the date hereof. The Company shall not amend or waive any provision hereof in any material respect following the date of this Convertible Note Subscription Agreement, otherwise release any Subscriber from any of its obligations hereunder or enter into any agreement with any Subscriber with respect to the Convertible Notes or the terms and provisions hereof, unless, in each case, it offers the same amendment, waiver, release or agreement to each Subscriber; provided that the foregoing clause shall not apply to any amendments, waivers, releases or agreements in connection with or pursuant to the EBRD Side Letter.
The Company is not, and immediately after receipt of payment for the Subscribed Notes, will not be, an “investment company” within the meaning of the Investment Company Act.
Subscriber Representations and Warranties.   Each Subscriber represents and warrants severally, not jointly, to the Company, as of the date such Subscriber becomes party to this Convertible Note Subscription Agreement and as of each Closing Date applicable to such Subscriber, that:
If Subscriber is a legal entity, Subscriber (i) has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into, and perform its obligations under, this Convertible Note Subscription Agreement. If Subscriber is an individual, Subscriber has the legal competence and capacity to enter into and perform its obligations under this Convertible Note Subscription Agreement.
If Subscriber is an entity, this Convertible Note Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. If Subscriber is an individual, Subscriber’s signature is genuine and the signatory has the legal competence and capacity to execute this Convertible Note Subscription Agreement. Assuming the due authorization, execution and delivery of the same by the Company, this Convertible Note Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.
The execution, delivery, and performance of this Convertible Note Subscription Agreement, the purchase of the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) and the compliance by Subscriber with all of the provisions of this Convertible Note Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) if Subscriber is a legal entity, the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that in the case of clauses (i) and (iii), would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any).
Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) satisfying the applicable requirements set forth on Annex A hereto, (ii) is acquiring the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Notes as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) and Subscriber has sole investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on

Annex A following the signature page hereto and the information contained therein is accurate and complete); provided that AutoTech Fund II, LP (“AutoTech”) shall not be subject to clause (i) of this Section 4(d). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any). Accordingly, Subscriber is aware that this offering of the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) meets the exemption from filing under FINRA Rule 5123(b)(1)(C).
Subscriber acknowledges and agrees that the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) have not been registered under the Securities Act and that the Company is not required to register the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) except as set forth in Section 5 of this Convertible Note Subscription Agreement. Subscriber acknowledges and agrees that the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, (including without limitation a private resale pursuant to so called “Section 4(a)1 1∕2”) and (iii) an ordinary course pledge such as a broker lien over account property generally, and, in each of clauses (i) – (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) and may be required to bear the financial risk of an investment in the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year following the filing of certain required information with the Commission after the applicable Closing Date. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any).
Subscriber understands and agrees that Subscriber is purchasing the Subscribed Notes and the New Securities (if any) directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company or its subsidiaries (collectively, the “Subscribed Companies”), the Placement Agent, any of its or their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Convertible Note Subscription Agreement. Subscriber acknowledges that no disclosure or offering document provided to or reviewed by Subscriber in connection with the Subscription has been prepared by the Placement Agent.
In making its decision to purchase the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any), Subscriber has relied solely upon an independent investigation made by Subscriber and, with respect to the Subscribed Notes and the New Securities (if any), the Company’s representations in Section 3 of this Convertible Note Subscription Agreement. Subscriber has not relied on any statements or other information provided by the Placement Agent concerning the Company, the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any), or the Subscription. Subscriber acknowledges and agrees that Subscriber has had access to, has received, and has had an adequate opportunity to review, such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Notes, the Public Company Convertible

Notes and the New Securities (if any), including with respect to the Company and the Subscribed Companies, and Subscriber has made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to Subscriber’s investment in the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any). Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any), including but not limited to information concerning the Company, the Subscribed Companies, and the Subscription.
Subscriber acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber acknowledges that such information and projections were prepared without the participation of the Placement Agent and that the Placement Agent does not assume responsibility for independent verification of, or the accuracy or completeness of, such information and projections. Subscriber further acknowledges that the information provided to Subscriber was preliminary and subject to change.
Subscriber acknowledges and agrees that none of the Subscribed Companies or the Placement Agent nor its or their respective affiliates or any of such person’s or its or their respective affiliates’ control persons, officers, directors, partners, members, managing members, managers, agents, employees or other representatives, legal counsel, financial advisors, accountants or agents (collectively, “Representatives”) has provided Subscriber with any information or advice with respect to the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any), nor is such information or advice necessary or desired. None of the Subscribed Companies, the Placement Agent or any of their respective affiliates or Representatives has made or makes any representation as to the Company or the Subscribed Companies or the quality or value of the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any). The Placement Agent and its affiliates or Representatives have made no independent investigation with respect to the Company, the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any), or the accuracy, completeness, or adequacy of any information supplied to Subscriber by the Company or on its behalf.
In connection with Subscriber’s investment decision and issuance of the Subscribed Notes to Subscriber, neither the Placement Agent nor any of its affiliates has acted as a financial advisor or fiduciary to Subscriber.
Subscriber acknowledges that (i) the Company and the Placement Agent currently have, and later may come into possession of, information regarding the Company that is not known to Subscriber and that may be material to enter into this Convertible Note Subscription Agreement (“Excluded Information”), (ii) Subscriber has determined to enter into this Convertible Note Subscription Agreement to purchase the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) notwithstanding Subscriber’s lack of knowledge of the Excluded Information, and (iii) none of the Company, the Subscribed Companies, and the Placement Agent shall have liability to Subscriber, and Subscriber hereby waives and releases any claims Subscriber may have against the Company, the Subscribed Companies and the Placement Agent, to the maximum extent permitted by law, with respect to the nondisclosure of the Excluded Information.
Subscriber became aware of this offering of the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) solely by means of direct contact between Subscriber and the Company or by means of contact from the Placement Agent, and the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) were offered to Subscriber solely by direct contact between Subscriber and the Company or its affiliates. Subscriber did not become aware of this offering of the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any), nor were the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) offered to, by any other means. Subscriber acknowledges that the Subscribed Notes, the

Public Company Convertible Notes and the New Securities (if any) (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any). Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any), and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any); provided that AutoTech shall not be subject to clause (i) of the foregoing sentence.
Subscriber has analyzed and fully considered the risks of an investment in the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) and determined that the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.
Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) or made any findings or determination as to the fairness of this investment.
Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. If Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively with the BSA, the “BSA/PATRIOT Act”), such Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required by applicable law, Subscriber maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by applicable law, Subscriber maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) were legally derived.
No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the Subscription such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the applicable Closing as a result of the Subscription.
If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended

(the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on the Company or any of its affiliates (the “Transaction Parties”) for investment advice or as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any), and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) and (ii) the acquisition and holding of the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.
Subscriber has or has commitments to have and, when required to deliver payment pursuant to Section 2, Subscriber will have sufficient funds to pay the Purchase Price pursuant to Section 2.
Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, the Subscribed Companies, the Placement Agent, or any of their respective affiliates or Representatives), other than the representations and warranties of the Company contained in Section 3 of this Convertible Note Subscription Agreement, in making its investment or decision to invest in the Company. Subscriber agrees that none of the Company, the Subscribed Companies, the Placement Agent or any of their respective affiliates or Representatives, shall be liable (including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by Subscriber, the Company or any other person or entity), whether in contract, tort or otherwise, or have any liability or obligation to Subscriber, or any person claiming through Subscriber, pursuant to this Convertible Note Subscription Agreement or related to the private placement of the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any), the negotiation hereof or the subject matter hereof, or the transactions contemplated hereby, for any action heretofore or hereafter taken or omitted to be taken by any of the foregoing in connection with the purchase of the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any).
No broker or finder is entitled to any brokerage or finder’s fee or commission to be paid by Subscriber solely in connection with the sale of the Subscribed Notes to Subscriber.
At all times on or prior to the applicable Closing Date, Subscriber has no binding commitment to dispose of, or otherwise transfer (directly or indirectly), any of the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any).
Registration of Underlying Shares.   The Company agrees that Subscriber shall have the same registration rights with respect to the Class A ordinary shares, par value $0.0001 per share, of the Public Company (as defined in the Convertible Notes) issuable upon conversion of the Public Company Convertible Notes, as any subscriber of the Public Company Convertible Notes.
[Reserved].
[Reserved].
Miscellaneous.
All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day prior to 5:00 p.m. New York City time, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day or after 5:00 p.m. New York City time on a Business Day, (iii) one (1) Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 8(a). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 8(a).
Subscriber acknowledges that the Company, the Placement Agent and others will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Convertible Note Subscription Agreement; provided, however, that the foregoing clause of this Section 8(b) shall not give the Company or the Placement Agent any rights other than those expressly set forth herein. Prior to each Closing, Subscriber subscribing for Convertible Notes at such Closing agrees to promptly notify the Company and the Placement Agent if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. The Company acknowledges that Subscriber, the Placement Agent, and the Subscribed Companies will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Convertible Note Subscription Agreement. Prior to each Closing, the Company agrees to promptly notify Subscriber, the Placement Agent, and the Subscribed Companies if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer accurate in all material respects.
The Placement Agent shall not be liable to Subscriber, whether in contract, tort, under the federal or state securities laws, or otherwise, for any action taken or omitted to be taken by the Placement Agent in connection with the Subscription. Subscriber, on behalf of itself and its affiliates, (i) hereby releases the Placement Agent in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses, or disbursements related to the Subscription and (ii) shall not commence any litigation or bring any claim against the Placement Agent in any court or any other forum which relates to, may arise out of, or is in connection with, the Subscription, except to the extent that any loss, claim, damage, or liability is found in a final judgment by a court of competent jurisdiction to have resulted from the willful misconduct, fraud, bad faith, or gross negligence of the Placement Agent or any of its directors, officers, employees representatives or controlling persons. Subscriber agrees that the foregoing release and waiver is given freely and after obtaining independent legal advice and understands such release and waiver to be valid, binding, and enforceable against Subscriber in accordance with applicable law.
Each of the Company, the Placement Agent and Subscriber is irrevocably authorized to produce this Convertible Note Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
Each party hereto shall pay all of its own expenses in connection with this Convertible Note Subscription Agreement and the transactions contemplated herein except as set forth in that certain Business Combination Agreement, dated July 29, 2022, by and among Galata Acquisition Corp., a Cayman Islands exempted company, Galata Merger Sub Inc., a Delaware corporation, and the Company (the “BCA”).
Neither this Convertible Note Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) acquired hereunder and the rights set forth in Section 5) may be transferred or assigned by Subscriber. Neither this Convertible Note Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned by the Company without the prior written consent of Subscriber. Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Convertible Note Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of

Subscriber) upon written notice to the Company or, with the Company’s prior written consent, to another person; provided, that in the case of any such assignment, the assignee(s) shall become Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment and provided further that no such assignment shall relieve the assigning Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company has given its prior written consent to such relief.
All the agreements, representations and warranties made by each party hereto in this Convertible Note Subscription Agreement shall survive each Closing.
The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Notes, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that the Company agrees to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations and (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency.
This Convertible Note Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.
This Convertible Note Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.
Except as otherwise provided herein, this Convertible Note Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. Except as set forth in Section 4, Section 8(b), Section 8(d), Section 8(f), Section 8(i) and this Section 8(k) with respect to the persons specifically referenced therein, this Convertible Note Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Convertible Note Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.
Each of the Company and Subscriber acknowledges that the Placement Agent is a third-party beneficiary of the acknowledgements, representations, warranties and covenants of Subscriber and of the Company contained in this Convertible Note Subscription Agreement.
The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Convertible Note Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Convertible Note Subscription Agreement and to enforce specifically the terms and provisions of this Convertible Note Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to specifically enforce Subscriber’s obligations to fund the Subscription and the provisions of this Convertible Note Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 8(m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate. Notwithstanding the foregoing, EBRD shall not be subject to this Section 8(m).

If any provision of this Convertible Note Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Convertible Note Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
No failure or delay by a party hereto in exercising any right, power or remedy under this Convertible Note Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Convertible Note Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Convertible Note Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.
This Convertible Note Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
This Convertible Note Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.
EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT.
The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Convertible Note Subscription Agreement must be brought exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware) (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Convertible Note Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the

Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 8(a) of this Convertible Note Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above. Notwithstanding the foregoing, EBRD shall not be subject to this Section 8(s).
This Convertible Note Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Convertible Note Subscription Agreement, or the negotiation, execution or performance of this Convertible Note Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto.
[Reserved].
[Reserved].
[Reserved].
The headings herein are for convenience only, do not constitute a part of this Convertible Note Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Convertible Note Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections, Schedules or Exhibits are to Sections, Schedules or Exhibits contained in or attached to this Convertible Note Subscription Agreement, (ii) each accounting term not otherwise defined in this Convertible Note Subscription Agreement has the meaning assigned to it in accordance with GAAP, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Convertible Note Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive.
The Company shall be responsible for paying all present or future stamp, court or documentary, intangible, recording, filing or similar taxes that arise from any payment or issuance made under, from the execution, delivery, performance or enforcement of, or otherwise with respect to, this Convertible Note Subscription Agreement.
If Subscriber is a Massachusetts Business Trust, a copy of the Declaration of Trust of Subscriber or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this Convertible Note Subscription Agreement is executed on behalf of the trustees of Subscriber or any affiliate thereof as trustees and not individually and that the obligations of this Convertible Note Subscription Agreement are not binding on any of the trustees, officers or stockholders of Subscriber or any affiliate thereof individually but are binding only upon Subscriber or any affiliate thereof and its assets and property.
Successors and Assigns.   The rights and obligations of the Company and Subscriber shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties. In connection with any assignment or transfer of the Convertible Notes by Subscriber in accordance with the terms of the Convertible Notes, the Company shall update Schedule I to reflect such assignment or transfer.
Additional Subscribers and Subscriptions.   From time to time after the date hereof, with the prior written consent of the Company, additional persons or entities may become party to this Convertible Note Subscription Agreement by delivering (a) a joinder to this Convertible Note Subscription Agreement, substantially in the form attached hereto as Exhibit B, and (b) a duly completed and executed Annex A to this Convertible Note Subscription Agreement. The Company shall update Schedule I to reflect any Subscribers that become party to this Convertible Note Subscription Agreement after the date hereof.
Replacement of the Original Agreement.   The parties hereto acknowledge that the Original Agreement is hereby replaced in its entirety by this Convertible Note Subscription Agreement. This Convertible Note

Subscription Agreement will be effective, and the Original Agreement will be terminated, upon the execution of this Convertible Note Subscription Agreement by the parties hereto. Upon such execution, all provisions of the Original Agreement are hereby superseded and replaced by this Convertible Note Subscription Agreement, and the Original Agreement is null and void and of no further force or effect.
Incorporation of Agreements.   The EBRD Side Letter and all exhibits and annexes attached hereto and referred to herein are incorporated into and made part of this Convertible Note Subscription Agreement for all purposes as if fully set forth herein. In the event of any inconsistency between this Convertible Note Subscription Agreement and the EBRD Side Letter, the provisions of the EBRD Side Letter shall govern and control. Notwithstanding the foregoing, with respect to any Subscriber, the EBRD Side Letter shall apply only to EBRD and not to any other Subscriber.
[Signature pages follow.]

IN WITNESS WHEREOF, the Company has accepted this Convertible Note Subscription Agreement as of the date first set forth above.
MARTI TECHNOLOGIES INC.
By:

Name:
Title:
Address for Notices:
Marti Technologies, Inc.
Maslak Noramin Is Merkezi
Buyukdere Caddesi No 237
Maslak/İstanbul, Turkey
Attention: Alper Öktem, CEO
Email: Alper@marti.tech
with a copy (not to constitute notice) to:
Latham & Watkins LLP
1271 Sixth Avenue
New York, New York 10020
Attention: Daniel.Breslin@lw.com
Email: Daniel.Breslin@lw.com
[Signature Page to Pre-funded Convertible Note Subscription Agreement]

IN WITNESS WHEREOF, Subscriber has executed or caused this Convertible Note Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.
Name of Subscriber	State/Country of Formation or Domicile: Cayman Islands
FARRAGUT SQUARE GLOBAL MASTER FUND, LP
By: Name: Daniel Freifeld Title: Managing Member
Name in which Subscribed Notes are to be registered (if different):	Date: , 2022
Subscriber’s EIN: 81-3157582
Entity Type (e.g., corporation, partnership, trust, etc.): Partnership
Business Address-Street: Ugland House, South Church Street	Mailing Address-Street (if different): 2001 S Street, NW Suite 320
City, State, Zip: George Town, Grand Cayman KY1-1104	City, State, Zip: Washington, D.C. 20009
Attn:	Attn: Daniel Freifeld
Telephone No.: (202) 866-0901	Telephone No.: (201) 866-0901
Email for notices: dsf@callawaycap.com	Email for notices (if different): dsf@callawaycap.com
Aggregate Principal Amount: $10,000,000
[Signature Page to Pre-funded Convertible Note Subscription Agreement]

SCHEDULE I
SCHEDULE OF SUBSCRIBERS
Name	Aggregate Principal Amount (the Purchase Price of Note)
Farragut Square Global Master Fund, LP	$10,000,000
Sumed Equity Ltd	$1,000,000
European Bank for Reconstruction and Development	$1,000,000
AutoTech Fund II, LP	$500,000

EXHIBIT A
CONVERTIBLE PROMISSORY NOTES

EXHIBIT B
JOINDER

JOINDER TO
FIRST AMENDED AND RESTATED CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT
(“JOINDER”)
Reference is hereby made to that certain First Amended and Restated Convertible Note Subscription Agreement, dated as of December [ • ], 2022 (the “Subscription Agreement”), by and among Marti Technologies Inc., a Delaware corporation (the “Company”), Farragut Square Global Master Fund, LP, as the Lead Subscriber, and the other Subscribers party thereto.
Unless expressly provided otherwise, all capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Subscription Agreement.
1.   By execution and delivery of this Joinder, [•], (the “Additional Subscriber”) and the Company hereby agree that the Additional Subscriber shall subscribe for purchase from the Company, and the Company hereby agrees to issue and sell to the Additional Subscriber, Convertible Notes in the aggregate principal amount set forth on the signature page hereto, which shall be deemed to amend Schedule I to the Subscription Agreement to add such Additional Subscriber and amount, in accordance with and subject to the terms and conditions of the Subscription Agreement.
2.   Upon the execution and delivery of this Joinder, the Additional Subscriber shall become a party to, and be bound by, all of the terms, provisions and conditions set forth in the Subscription Agreement (including all annexes, exhibits and schedules thereto) as if the Additional Subscriber was an original party to the Subscription Agreement, and shall be considered a Subscriber for all intents and purposes under the Subscription Agreement, including, without limitation, the Subscriber representations and warranties in Section 4 of the Subscription Agreement.
3.   The Additional Subscriber shall sign any other document and shall provide any other document or certificate required of the Additional Subscriber by the Company.
4.   In accordance with Section 2 of the Subscription Agreement, the Company shall issue to the Additional Subscriber one or more Convertible Notes at each applicable Closing, the form of which is attached as Exhibit A to the Subscription Agreement, with such Convertible Notes representing in the aggregate the principal amount set forth opposite the Additional Subscriber’s name on Schedule I to the Subscription Agreement.
5.   This Joinder may be executed in any number of counterparts and, when so executed, all of such counterparts shall constitute a single instrument binding upon all parties notwithstanding the fact that all parties are not signatory to the original or to the same counterpart.
6.   [Upon the execution of this Joinder by the Company and the Additional Subscriber, all provisions of the Convertible Note Subscription Agreement, dated August 19, 2022, by and between the Company and the Additional Subscriber (the “BECO Subscription Agreement”) are hereby superseded and replaced in its entirety by the Subscription Agreement, and the BECO Subscription Agreement is null and void and of no further force or effect.]1
[Remainder of this Page Intentionally Left Blank; Signature Page Follows]

1
Insert for Sumed Equity, Ltd.

IN WITNESS WHEREOF, the Company has accepted this Joinder as of the date first set forth above.
COMPANY:
MARTI TECHNOLOGIES INC.
By:

Name:
Title:
Address for Notices:
Marti Technologies, Inc.
Maslak Noramin Is Merkezi
Buyukdere Caddesi No 237
Maslak/İstanbul, Turkey
Attention: Alper Öktem, CEO
Email: Alper@marti.tech
with a copy (not to constitute notice) to:
Latham & Watkins LLP
1271 Sixth Avenue
New York, New York 10020
Attention: Daniel.Breslin@lw.com
Email: Daniel.Breslin@lw.com

IN WITNESS WHEREOF, Additional Subscriber has executed or caused this Joinder to be executed by its duly authorized representative as of the date set forth below.
ADDITIONAL SUBSCRIBER:
Name of Additional Subscriber	State/Country of Formation or Domicile:
By: Name: Title:
Name in which Subscribed Notes are to be registered (if different):	Date: , 2022
Additional Subscriber’s EIN:
Entity Type (e.g., corporation, partnership, trust, etc.):
Business Address-Street:	Mailing Address-Street (if different):
City, State, Zip:	City, State, Zip:
Attn:	Attn:
Telephone No.:	Telephone No.:
Email for notices:	Email for notices (if different):
Aggregate Principal Amount: $

ANNEX A
ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER
This Annex A should be completed and signed by Subscriber
and constitutes a part of the Convertible Note Subscription Agreement.
1.
QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐
Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐
We are subscribing for the Subscribed Notes, the Public Company Convertible Notes and the New Securities (if any) as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

2.
AFFILIATE STATUS
(Please check the applicable box)

SUBSCRIBER:
☐
is:

☐
is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.
This page should be completed by Subscriber and constitutes a part of the Convertible Note Subscription Agreement.
SUBSCRIBER:
Print Name:
By:

Name:
Title:

AMENDMENT NO. 1 TO THE FIRST AMENDED AND RESTATED CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT
This Amendment No. 1 (this “Amendment”) to the A&R Convertible Note Subscription Agreement (as defined below) is made and entered into effective as of April 26, 2023, by and between Marti Technologies Inc., a Delaware corporation (the “Company”), Farragut Square Global Master Fund, LP, as the lead subscriber (in such capacity, the “Lead Subscriber”) for the subscribers listed on Schedule I attached thereto (as updated from time to time in accordance with Sections 9 and 10 thereof). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the A&R Convertible Note Subscription Agreement.
WHEREAS, the Company and the Lead Subscriber entered into that certain convertible note subscription agreement, dated July 29, 2022 (the “Original Agreement”);
WHEREAS, the Company and the Lead Subscriber entered into the First Amended and Restated Convertible Note Subscription Agreement, dated December 9, 2022 (the “A&R Convertible Note Subscription Agreement”) to amend and restate the Original Agreement in its entirety; and
WHEREAS, the Company and the Lead Subscriber desire to amend the A&R Convertible Note Subscription Agreement on the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the A&R Convertible Note Subscription Agreement, the parties hereto, intending to be legally bound, do hereby agree as follows:
1.   Amendment.   The parties hereby agree to amend the A&R Convertible Note Subscription Agreement as follows:
a.
The reference to “$10,000,000” in the “Aggregate Principal Amount (the Purchase Price of Note)” for Farragut Square Global Master Fund, LP in Schedule I of the A&R Convertible Note Subscription Agreement is hereby deleted and replaced with the following “$15,000,000”.

b.
The form of indenture attached as Annex A to the Convertible Notes (as defined in the A&R Convertible Note Subscription Agreement) is hereby deleted in its entirety and replaced with Exhibit A attached hereto.

2.   Miscellaneous.   The parties hereto hereby agree that Sections 8(a), 8(d), 8(e), 8(p), 8(q), 8(r), 8(s) and 8(x) of the A&R Convertible Note Subscription Agreement shall apply to this Amendment, mutatis mutandis. Except as expressly provided in this Amendment, all of the terms and provisions in the A&R Convertible Note Subscription Agreement are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the A&R Convertible Note Subscription Agreement, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the A&R Convertible Note Subscription Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the A&R Convertible Note Subscription Agreement, as amended by this Amendment. The A&R Convertible Note Subscription Agreement, as amended by this Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the A&R Convertible Note Subscription Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.
[The remainder of this page is intentionally blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 to the A&R Convertible Note Subscription Agreement as of the date first set forth above.
COMPANY
MARTI TECHNOLOGIES INC.
By:

Name:
Title:
[Signature Page to the Amendment No.1 to the A&R Convertible Note Subscription Agreement]

IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 to the A&R Convertible Note Subscription Agreement as of the date first set forth above.
SUBSCRIBER
FARRAGUT SQUARE GLOBAL MASTER FUND, LP
By:

Name: Daniel Freifeld
Title:  Managing Member
[Signature Page to the Amendment No.1 to the A&R Convertible Note Subscription Agreement]

Annex A
Form of Public Convertible Note Indenture

ANNEX D
Final
July 29, 2022
Galata Acquisition Corp.
2001 S Street NW, Suite 320
Washington, DC 20009
Attention: Kemal Kaya, Chief Executive Officer
Reference is made to that certain Business Combination Agreement (the “BCA”), to be dated as of the date hereof, by and among Marti Technologies, Inc., a Delaware corporation (the “Company”), Galata Acquisition Corp., a Cayman Islands exempted company (“SPAC”), and Galata Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of SPAC. This letter agreement (this “Letter Agreement”) is being entered into and delivered by SPAC, the Company, Galata Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and Gala Investments LLC, a Delaware limited liability company (together with Sponsor, the “Founder Shareholders”), in connection with the transactions contemplated by the BCA. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the BCA.
In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, SPAC, the Company and each Founder Shareholder hereby agree as follows:
1.
Each Founder Shareholder represents and warrants that such Founder Shareholder holds the number of Founders Shares set forth opposite such Founder Shareholder’s name on Exhibit A under the heading “Total Shares,” which shares collectively constitute all of the issued and outstanding Founder Shares as of the date hereof. As of the date hereof, there are 3,593,750 Founder Shares issued and outstanding. As used herein, “Founder Shares” means Class B ordinary shares, par value $0.0001 per share, of SPAC.

2.
During the period commencing on the date hereof and ending on the earlier of the Closing and the valid termination of the BCA pursuant to Article IX thereof, each Founder Shareholder agrees not to (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, dispose of or otherwise transfer or agree to transfer, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement or the Proxy Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, with respect to any Founder Shares held by such Founder Shareholder, (b) deposit any Founder Shares held by such Founder Shareholder into a voting trust or enter into a voting agreement or any similar agreement, arrangement or understanding with respect to the Founder Shares or grant any proxy (except as otherwise provided herein), consent or power of attorney with respect thereto (other than pursuant to this Letter Agreement), (c) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Founder Shares held by such Founder Shareholder, or (d) publicly announce any intention to effect any transaction specified in clauses (a), (b) or (c); provided, that each Founder Shareholder may transfer Founder Shares as contemplated by clauses (i) through (v) of Section 4(d) of the Prior Letter Agreement (as defined below), if and only if, the transferee of such Founder Shares evidences in writing reasonably satisfactory to SPAC such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as such Founder Shareholder.

3.
Each Founder Shareholder hereby agrees, from the date hereof until the earlier of the Closing and the valid termination of the BCA pursuant to Article IX thereof, (a) to vote (or cause to be voted) or execute and deliver a written consent (or cause a written consent to be executed and delivered) at any meeting of the shareholders of SPAC, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of SPAC is sought, all of such Founder Shareholder’s Founder Shares (together with any other equity securities of SPAC that such Founder Shareholder holds of record or beneficially as of the date of this Letter Agreement or acquires record or beneficial ownership of after the date hereof, collectively, the “Subject SPAC Equity Securities”) (i) in favor of the Required SPAC Proposals, (ii) against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC (other than the BCA and the Transactions), (iii) against any proposal in opposition to approval of the BCA or in competition with or inconsistent with the BCA or the Transactions, and (iv) against any proposal, action or agreement that would (A) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of SPAC or the Merger Sub under the BCA or (B) result in any of the conditions set forth in Article VIII of the BCA not being fulfilled, (b) not to redeem, elect to redeem or tender or submit any of its Subject SPAC Equity Securities for redemption in connection with the BCA or the Transactions, (c) not to commit or agree to take any action inconsistent with the foregoing, and (d) to comply with, and fully perform all of its obligations, covenants and agreements set forth in, the Prior Letter Agreement.
4.
On the Closing Date, the Sponsor and the Existing Holders (as defined therein) shall deliver to the Company a duly executed copy of that certain Investor Rights Agreement, by and among the Company, the Sponsor and the other parties thereto, in substantially the form attached as Exhibit A to the BCA.

5.
Subject to the satisfaction or waiver of each of the conditions to the Closing set forth in Sections 8.01 and 8.02 of the BCA, effective immediately prior to the Closing, each Founder Shareholder hereby (a) irrevocably and unconditionally waives, to the fullest extent permitted by Law and the SPAC Organizational Documents, and (b) agrees not to assert or perfect any and all rights to adjustment or other anti-dilution protections such Founder Shareholder has or will have under Section 17.3 of the SPAC Articles of Association, to receive, with respect to each Founder Share held by such Founder Shareholder, more than one (1) SPAC Class A Ordinary Share upon automatic conversion of such Founder Shares in accordance with the SPAC Articles of Association in connection with the consummation of the Transactions.

6.
SPAC and the Sponsor have previously entered into that certain letter agreement dated July 8, 2021, in connection with the initial public offering of SPAC (the “Prior Letter Agreement”). The parties acknowledge and agree that the Prior Letter Agreement shall survive the consummation of the Transactions in accordance with its terms, and the Sponsor shall comply with, and fully perform all of the Sponsor’s obligations, covenants and agreements set forth in, the Prior Letter Agreement (including, for the avoidance of doubt, the lock-up provisions in paragraph 4).

7.
During the period commencing on the date hereof and ending on the earlier of the Closing and the valid termination of the BCA pursuant to Article IX thereof, no Founder Shareholder shall modify or amend this Letter Agreement or the Prior Letter Agreement. This Letter Agreement may not be modified, amended, waived or terminated without the prior written consent of the Company.

8.
SPAC acknowledges and agrees that, from and after the date hereof, subject to the terms and conditions of the BCA, any Insider (as defined in the Prior Letter Agreement) may participate in the formation of, or become an officer or director of, any blank check company in accordance with the terms of the Prior Letter Agreement. Upon the prior written request of the Sponsor, SPAC agrees to assign to any Insider designated by the Sponsor all right, title and interest in and to the trademarks, trade names, service marks, logos, corporate names, domain names and other source identifiers held by SPAC as of the date hereof, including any and all goodwill related to the foregoing (the “SPAC Marks”) (but excluding, for the avoidance of doubt, any right, title or interest in or to the trademarks, trade names, service marks, logos, corporate names, domain names or other source identifiers held by the Company immediately prior to the consummation of the Merger), and from and after the Closing, SPAC shall cease and discontinue all use of such SPAC Marks, including any mark or term confusingly similar thereto or derivative thereof.

9.
Each Founder Shareholder hereby acknowledges that such Founder Shareholder has read the BCA and this Letter Agreement and has had the opportunity to consult with its tax and legal advisors. Each Founder Shareholder shall be bound by and comply with Section 7.01(d) — (f) (No Solicitation) and Section 7.05 (Access to Information; Confidentiality) of the BCA (and any relevant definitions contained in any such Sections) as if such Founder Shareholder was an original signatory to the BCA with respect to such provisions, mutatis mutandis; provided, however, for the avoidance of doubt, the agreement to be bound by and comply with Section 7.01(d) — (f) (No Solicitation) of the BCA shall not limit the rights of either Founder Shareholder or any of its Representatives with respect to any transaction involving any person (other than SPAC) and any corporation, partnership or other business organization (other than the Company or any Company Subsidiary).

10.
Subject to the terms and conditions of this Letter Agreement, SPAC and each Founder Shareholder agree to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the BCA and this Letter Agreement. Each Founder Shareholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any action or claim, derivative or otherwise, against SPAC, SPAC’s Affiliates, the Company or the Company’s Affiliates or any of their respective successors and assigns challenging the transactions contemplated by this Letter Agreement or the BCA.

11.
Each Founder Shareholder hereby represents and warrants to SPAC and the Company as follows:

(a)
Such Founder Shareholder has all necessary power and authority to execute and deliver this Letter Agreement and to perform such Founder Shareholder’s obligations hereunder. The execution and delivery of this Letter Agreement by each such Founder Shareholder has been duly and validly authorized and no other action on the part of such Founder Shareholder is necessary to authorize this Letter Agreement. This Letter Agreement has been duly and validly executed and delivered by such Founder Shareholder and, assuming due authorization, execution and delivery by the other Founder Shareholders, SPAC and the Company, constitutes a legal, valid and binding obligation of such Founder Shareholder, enforceable against such Founder Shareholder in accordance with its terms, subject to the Remedies Exceptions.

(b)
As of the date of this Letter Agreement, the Founder Shareholders collectively hold 3,593,750 Founder Shares (with individual holdings set forth opposite each such Founder Shareholders name on Exhibit A under the heading “Total Shares”), free and clear of any and all Liens, other than those (i) created by this Letter Agreement, the Prior Letter Agreement and the SPAC Organizational Documents or (ii) arising under applicable securities Laws. Each Founder Shareholder has and will have until the earlier of the Closing and the valid termination of the BCA pursuant to Article IX thereof, sole voting power, power of disposition and power to issue instructions with respect to the Founder Shares held by such Founder Shareholder in accordance with this Letter Agreement and power to agree to all of the matters applicable to such Founder Shareholder set forth in this Letter Agreement.

(c)
The execution and delivery of this Letter Agreement by such Founder Shareholder does not, and the performance of this Letter Agreement by such Founder Shareholder will not: (i) conflict with or violate any applicable Law applicable to such Founder Shareholder, (ii) contravene or conflict with, or result in any violation or breach of, any provision of the certificate of formation, operating agreement or similar formation or governing documents and instruments of such Founder Shareholder, or (iii) result in any breach of or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Founder Shares owned by such Founder Shareholder pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument (whether written or oral) to which such Founder Shareholder is a party or by which such Founder Shareholder is bound, except, in the case of clause (i) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to materially impair the ability of such Founder Shareholder to perform such Founder Shareholder’s obligations hereunder or to consummate the transactions contemplated hereby.
(d)
The execution and delivery of this Letter Agreement by such Founder Shareholder does not, and the performance of this Letter Agreement by such Founder Shareholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority or any other Person.

(e)
There is no material Action pending or, to the knowledge of such Founder Shareholder (after reasonable inquiry), threatened against such Founder Shareholder, which in any manner challenges or, individually or in the aggregate, would reasonably be expected to materially delay or impair the ability of such Founder Shareholder to perform such Founder Shareholder’s obligations hereunder or to consummate the transactions contemplated hereby.

(f)
Except for this Letter Agreement and the Prior Letter Agreement, such Founder Shareholder has not: (i) entered into any voting agreement, voting trust or any similar agreement, arrangement or understanding, with respect to the Founder Shares owned by such Founder Shareholder or (ii) granted any proxy, consent or power of attorney with respect to any Founder Shares owned by such Founder Shareholder (other than as contemplated by this Letter Agreement). Such Founder Shareholder has not entered into any agreement, arrangement or understanding that is otherwise inconsistent with, or would interfere with, or prohibit or prevent such Founder Shareholder from satisfying such Founder Shareholder’s obligations pursuant to this Letter Agreement.

(g)
Such Founder Shareholder understands and acknowledges that the Company is entering into the BCA in reliance upon the execution and delivery of this Letter Agreement by the Founder Shareholders.

12.
This Letter Agreement, together with the BCA to the extent referenced herein, the Prior Letter Agreement and the other agreements entered into by the Founder Shareholders in connection with the initial public offering of SPAC constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, relating to the subject matter hereof.

13.
No party hereto may assign either this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto, and any purported assignment in violation of the foregoing shall be null and void ab initio. This Letter Agreement shall be binding on the parties hereto and their respective successors and assigns.

14.
This Letter Agreement shall be construed and interpreted in a manner consistent with the provisions of the BCA. In the event of any conflict between the terms of this Letter Agreement and the BCA, the terms of this Letter Agreement shall govern. The provisions set forth in Sections 10.09 (Counterparts), 10.03 (Severability) 10.10 (Specific Performance), 10.06 (Governing Law), 10.07 (Waiver of Jury Trial), 9.04 (Amendment) and 9.05 (Waiver) of the BCA, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Letter Agreement, mutatis mutandis.

15.
Any notice, consent or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be in writing and shall be sent in the same manner as provided in the BCA, with (a) notices to SPAC and the Company being sent to the applicable addresses set forth therein, in each case with all copies as required thereunder and (b) notices to each Founder Shareholder being sent to the address set forth opposite such Founder Shareholder’s name on Exhibit A under the heading “Address”.

16.
This Letter Agreement shall terminate, and have no further force and effect, if the BCA is terminated in accordance with its terms prior to the Effective Time. Upon termination of this Letter Agreement, none of the parties hereto shall have any further obligations or liabilities under this Letter Agreement; provided, however, that nothing in this Section 16 shall relieve any party hereto of liability for any willful material breach of this Letter Agreement prior to such termination.

[The remainder of this page left intentionally blank.]

Please indicate your agreement to the terms of this Letter Agreement by signing where indicated below.
Very truly yours,
GALATA ACQUISITION SPONSOR, LLC
By:
/s/ Daniel Freifeld

Name:
Daniel Freifeld

Title:
Managing Member

Address:
2001 S Street NW, Suite 320

Washington, DC 20009
GALA INVESTMENTS LLC
By:
/s/ Andrew Stewart

Name:
Andrew Stewart

Title:
Managing Member

Address:
PO Box 28, Ross, California 94957

Acknowledged and agreed
as of the date of this Letter Agreement:
GALATA ACQUISITION CORP.
By: /s/ Kemal Kaya
Name: Kemal Kaya Title: Chief Executive Officer
MARTI TECHNOLOGIES, INC.
By: /s/ Alper Oktem
Name: Alper Oktem Title: Chief Executive Officer
[Signature Page to Letter Agreement]

EXHIBIT A
Founder Shareholder	Address	Total Shares
GALATA ACQUISITION SPONSOR, LLC	2001 S Street NW, Suite 320 Washington, DC 20009	3,578,750
GALA INVESTMENTS LLC	PO Box 28, Ross, California 94957	15,000
Total:		3,593,750
Exhibit A

ANNEX E
Execution Version
STOCKHOLDER SUPPORT AGREEMENT
This Stockholder Support Agreement (this “Agreement”) is made and entered into as of July 29, 2022, by and among Galata Acquisition Corp., a Cayman Islands exempted company (“SPAC”), Marti Technologies, Inc., a Delaware corporation (the “Company”) and the undersigned stockholders (each, a “Written Consent Party” and, collectively, the “Written Consent Parties”) of the Company. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement.
RECITALS
WHEREAS, on the date hereof, SPAC, Galata Merger Sub Inc., a Delaware corporation and a direct, wholly owned Subsidiary of SPAC (“Merger Sub”) and the Company entered into a Business Combination Agreement (the “Business Combination Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of SPAC (the “Business Combination”);
WHEREAS, pursuant to the Business Combination Agreement, on the date one day prior to the Closing Date, (i) each Company Warrant that is issued and outstanding and unexercised one day prior to the Closing Date shall be exchanged on a cashless basis for shares of Company Preferred Stock in accordance with the applicable provisions of such Company Warrant and immediately thereafter (ii) each share of Company Preferred Stock that is issued and outstanding one day prior to the Closing Date (including the Company Warrants converted to Company Preferred Stock pursuant to clause (i)) shall automatically convert into a number of shares of Company Common Stock at the then-effective conversion rate as calculated pursuant to the Company Certificate of Incorporation;
WHEREAS, pursuant to their terms, upon consummation of the Business Combination, each of the following agreements will be terminated pursuant to Section 4.6 without any further action on the part of the parties thereto: (i) that certain Amended and Restated Investors’ Rights Agreement, dated June 16, 2021, by and among the Company and the parties named therein (the “Investors’ Rights Agreement”); (ii) that certain Amended and Restated Company Voting Agreement, dated as of June 16, 2021, by and among the Company and the parties named therein (the “Company Voting Agreement”); and (iii) that certain Amended and Restated Right of First Refusal and Co-Sale Agreement, dated June 16, 2021, by and among the Company and the parties named therein (the “Right of First Refusal and Co-Sale Agreement” and, together with the Investors’ Rights Agreement and the Company Voting Agreement, the “Financing Agreements”);
WHEREAS, in connection with, and prior to, the Business Combination, and pursuant to (i) a certain Convertible Note Subscription Agreement, by and among the Company and certain other parties thereto (the “Note Subscription Agreement”), and (ii) a certain Unsecured Senior Convertible Promissory Note, by and among the Company and certain other parties thereto (the “Convertible Note”), the Company will issue and sell convertible promissory notes to the Subscribers (as defined in the Note Subscription Agreement) (the “Convertible Note Issuance”);
WHEREAS, pursuant to Section 4.1 of the Investors’ Rights Agreement, the Major Investors (as defined in the Investors’ Rights Agreement) have certain rights of first offer with respect to issuances of New Securities (as defined in the Investors’ Rights Agreement) by the Company (such rights, the “ROFO Rights”);
WHEREAS, each Written Consent Party is entering into this Agreement with respect to all Company Securities (as defined below) that such Written Consent Party now or hereafter owns, beneficially (as defined in Rule 13d-3 under the Exchange Act) or of record;
WHEREAS, each Written Consent Party is the beneficial and/or record owner of, and has the sole right to vote or direct the voting of, such Company Securities as are set forth on Schedule A attached hereto opposite the name of such Written Consent Party;

WHEREAS, each of SPAC, the Company and each Written Consent Party has determined that it is in its best interests to enter into this Agreement;
WHEREAS, each Written Consent Party understands and acknowledges that each of SPAC and the Company is entering into the Business Combination Agreement in reliance upon such Written Consent Party’s execution and delivery of this Agreement; and
WHEREAS, following the date hereof, SPAC intends to file with the SEC a registration statement on Form F-4 in connection with the matters set forth in Section 7.02(a) of the Business Combination Agreement (the “Registration Statement”).
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:
1.   Definitions.   When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.
“Affiliate” of a specified person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person (provided that if a Written Consent Party is a venture capital, private equity or angel fund, no portfolio company of such Written Consent Party will be deemed an Affiliate of such Written Consent Party; provided further that neither the Company nor any Company Subsidiary will be deemed an Affiliate of any Written Consent Party).
“Company Securities” means, collectively, any Company Stock, Company Options, Company Restricted Stock, Company Warrants, any securities convertible into or exchangeable for any of the foregoing, and any interest in or right to acquire any of the foregoing, whether now owned or hereafter acquired by any Written Consent Party hereto.
“EBRD” means the European Bank for Reconstruction and Development and its Affiliates.
“EBRD Letter Agreement” means that certain letter agreement between EBRD and the Company, dated June 16, 2021.
“Expiration Time” shall mean the earliest to occur of (a) the Effective Time, (b) such date as the Business Combination Agreement shall be validly terminated in accordance with Article IX thereof and (c) the effective date of a written agreement of the parties hereto terminating this Agreement.
“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.
“Transfer” shall mean any direct or indirect sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer, or entry into any agreement with respect to any sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer, excluding (a) entry into this Agreement and the Business Combination Agreement and the consummation of the transactions contemplated hereby and thereby and (b) the exercise of any Company Options or Company Warrants in accordance with their terms.
2.   Agreement to Retain the Company Securities.
2.1   No Transfer of Company Securities.   Until the Expiration Time, each Written Consent Party agrees not to, other than as expressly required by the Business Combination Agreement (including pursuant to the Conversion) (a) Transfer any Company Securities, (b) deposit any Company Securities into a voting trust or enter into a voting agreement or any similar agreement, arrangement or understanding with respect to Company Securities or grant any proxy (except as otherwise provided herein), consent or power of attorney with respect thereto (other than pursuant to this Agreement) (it being understood that the fact that certain Company Securities already may be subject to the Company Voting Agreement shall not be deemed a violation of this Section 2.1 or Section 3.1 below), (c) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Company Securities held by such Written Consent Party, (d) establish or increase a put position or liquidate or decrease a call or equivalent position with respect to any Company Securities held by such Written Consent Party, or (e) publicly announce any intention to effect any transaction specified in clauses (a), (b), (c) or (d); provided, that (i) any Written Consent Party may Transfer any such Company Securities to any Affiliate of such Written Consent Party, or if such Written Consent Party is a natural person, to immediate family or a trust for the benefit of immediate family for estate planning purposes, if, and only if, the transferee of such Company Securities evidences in a writing reasonably satisfactory to each of SPAC and the Company such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as such Written Consent Party, and (ii) EBRD may transfer any such Company Securities following the breach of or noncompliance with any provision of the EBRD Letter Agreement relating to the Prohibited Practices (as defined in the EBRD Letter Agreement).
2.2   Additional Company Securities.   Until the Expiration Time, each Written Consent Party agrees that any Company Securities that such Written Consent Party purchases or otherwise hereinafter acquires (including as a result of the exercise of any Company Option or Company Warrant) or with respect to which such Written Consent Party otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Time shall be subject to the terms and conditions of this Agreement to the same extent as if they were owned by such Written Consent Party as of the date hereof.
2.3   Prohibited Transfers.   Any Transfer or attempted Transfer of any Company Securities in violation of this Section 2 shall, to the fullest extent permitted by applicable Law, be null and void ab initio.
3.   Agreement to Consent and Approve.
3.1   Hereafter until the Expiration Time, each Written Consent Party agrees that, except as otherwise agreed in writing with each of SPAC and the Company:
(a)   within three (3) business days of the Registration Statement being declared effective by the SEC, such Written Consent Party shall execute and deliver a written consent, substantially in the form attached as Exhibit C to the Business Combination Agreement (the “Stockholder Written Consent”), which consent shall approve the Business Combination Agreement, the Merger and the other Transactions. Following such execution and delivery, each Written Consent Party hereby agrees that it will not revoke, withdraw or repudiate the Stockholder Written Consent. The Stockholder Written Consent shall be coupled with an interest and, prior to the Expiration Time, shall be irrevocable;
(b)   to exercise, comply with and fully perform all of its obligations set forth in Section 3 of the Company Voting Agreement related to drag-along rights;
(c)   at the Closing, certain of such Written Consent Parties shall execute and deliver the Investors’ Rights Agreement, substantially in the form attached as Exhibit A to the Business Combination Agreement; and
(d)   in the event that a Public Company Event (as defined in the Convertible Note) has not occurred by the one (1) year anniversary of the Issuance Date (as defined in the Convertible Note), the Written Consent Parties shall take all Necessary Action (as defined in the Convertible Note), to nominate and elect one (1) individual designated by the Required Investors (as defined in the Convertible Note) as a Common Director (as defined in the Company Certificate of Incorporation); provided that this subclause (d) shall cease to remain in effect if the Notes (as defined in the Convertible Note) are repaid in full.
Hereafter until the Expiration Time, and subject to Section 2 hereof, no Written Consent Party shall enter into any tender or voting agreement, or any similar agreement, arrangement or understanding, or grant a proxy or power of attorney, with respect to the Company Securities that is inconsistent with this Agreement or otherwise take any other action with respect to the Company Securities that would prevent, materially restrict, materially limit or materially interfere with the performance of such Written Consent Party’s obligations hereunder or the consummation of the transactions contemplated hereby.
3.2   Hereafter until the Expiration Time, at any meeting of the stockholders of the Company, or at any postponement or adjournment thereof, called to seek the affirmative vote, consent or approval of the holders of the outstanding shares of Company Stock, each Written Consent Party shall (a) vote (or cause to be voted) all shares of Company Stock currently or hereinafter owned by such Written Consent Party (i) in favor of the Merger and the other Transactions, (ii) against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Business Combination Agreement and the Transactions), (iii) against any proposal in opposition to approval of the Business Combination Agreement or in competition with or inconsistent with the Business Combination Agreement or the Transactions, and (iv) against any proposal, action or agreement that would (A) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Business Combination Agreement or (B) result in any of the conditions set forth in Article VIII of the Business Combination Agreement not being fulfilled, and (b) not commit or agree to take any action inconsistent with the foregoing; provided, however, EBRD shall not be required to exercise any voting rights to the extent that any particular decision which is proposed would be, if passed, inconsistent with EBRD’s foundational documents (including but not limited to the Agreement Establishing the European Bank for Reconstruction and Development), its status as an international financial institution, or its internal policies or procedures or guidelines.
3.3   Hereafter until the Expiration Time, at any meeting of the stockholders of the Company or at any postponement or adjournment thereof or in any other circumstances upon which a Written Consent Party’s vote, consent or other approval (including by written consent) is sought, such Written Consent Party shall vote (or cause to be voted) all Company Securities (to the extent such Company Securities are then entitled to vote thereon), currently or hereinafter owned by such Written Consent Party against and withhold consent with respect to any Alternative Transaction (as defined below). No Written Consent Party shall commit or agree to take any action inconsistent with the foregoing that would be effective prior to the Expiration Time.
4.   Additional Agreements.
4.1   Litigation.   Each Written Consent Party agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against SPAC, Merger Sub, the Company or any of their respective successors, directors or officers (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Business Combination Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into this Agreement or the Business Combination Agreement.
4.2   Waiver of Certain Rights.
(a)   Each Written Consent Party hereby waives any requirement for notice with respect to the Transactions under each Financing Agreement.
(b)   Each Written Consent Party who is also a Major Investor (as defined in the Investors’ Rights Agreement) under the Investors’ Rights Agreement hereby waives their ROFO Rights with respect to the transactions contemplated by the Note Subscription Agreement, including such Written Consent Party’s right to purchase, and the Company’s obligation to offer and sell to such Written Consent Party, the New Securities to be issued pursuant to the Convertible Note Issuance.
4.3   Termination of Side Letter Agreements.   Each Written Consent Party hereby agrees and consents to the termination of any Side Letter Agreements to which such Written Consent Party is party, effective as of the Effective Time without any further liability or obligation to the Company, the Company Subsidiaries or SPAC.

4.4   Consent to Disclosure.   Each Written Consent Party hereby consents to the publication and disclosure in the Registration Statement (and, as and to the extent otherwise required by applicable securities laws or the SEC or any other securities authorities, any other documents or communications provided by SPAC or the Company to any Governmental Authority or to securityholders of SPAC) of such Written Consent Party’s identity and beneficial ownership of Company Securities and the nature of such Written Consent Party’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by SPAC or the Company, a copy of this Agreement. Each Company Stockholder will promptly provide any information reasonably requested by SPAC or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).
4.5   Confidentiality.   Until the Expiration Time, each Written Consent Party will and will cause its Affiliates to keep confidential and not disclose any non-public information relating to SPAC or the Company or any of their respective subsidiaries, including the existence or terms of, or transactions contemplated by, this Agreement, the Business Combination Agreement or the other Transaction Documents, except to the extent that such information (i) was, is or becomes generally available to the public after the date hereof other than as a result of a disclosure by such Written Consent Party in breach of this Section 4.5, (ii) is, was or becomes available to such Written Consent Party on a non-confidential basis from a source other than SPAC or the Company; provided that, to the knowledge of such Written Consent Party, such information is not subject to a legal, fiduciary or contractual obligation of confidentiality or secrecy to SPAC or the Company, or (iii) is or was independently developed by such Written Consent Party after the date hereof without use of, or reference to any non-public information of SPAC or the Company. Notwithstanding the foregoing, such information may be disclosed to the extent required to be disclosed in a judicial or administrative proceeding, or otherwise required to be disclosed by applicable Law (including complying with any oral or written questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process to which such disclosing party is subject), provided that such Written Consent Party gives SPAC or the Company, as applicable, prompt notice of such request(s) or requirement(s), to the extent practicable (and not prohibited by Law), so that SPAC or the Company may seek, at its expense, an appropriate protective order or similar relief (and such Written Consent Party shall reasonably cooperate with such efforts).
4.6   Termination of Financing Agreements.   The Company and the Written Consent Parties hereby agree and consent to the termination of each Financing Agreement, effective as of the Effective Time, and from such time each Financing Agreement shall have no further force or effect, and the Company, the Company Subsidiaries and their respective Affiliates (including SPAC) shall have no continuing liability or obligation pursuant to any Financing Agreement; provided that, for the avoidance of doubt, such terminations (a) shall be expressly conditioned upon the occurrence of the Closing, and (b) shall not affect the Written Consent Parties respective obligations under Section 3.1(b).
5.   Representations and Warranties of the Written Consent Parties.   Each Written Consent Party hereby represents and warrants, severally and not jointly, to SPAC and the Company as follows:
5.1   Due Authority.   Such Written Consent Party has the full power and authority to execute and deliver this Agreement and perform its obligations hereunder. If such Written Consent Party is an individual, the signature to this agreement is genuine and such Written Consent Party has legal competence and capacity to execute the same. This Agreement has been duly and validly executed and delivered by such Written Consent Party and, assuming due execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of such Written Consent Party, enforceable against such Written Consent Party in accordance with its terms, except as limited by applicable Remedies Exceptions and, in respect of EBRD only, subject to the privileges and immunities of EBRD set forth in Section 11.19 of this Agreement.
5.2   Ownership of the Company Securities.   As of the date hereof, such Written Consent Party is the owner of the Company Securities set forth opposite such Written Consent Party’s name on Schedule A, free and clear of any and all Liens, options, rights of first refusal and limitations on such Written Consent Party’s voting rights, other than transfer restrictions under applicable securities laws or the certificate of incorporation or bylaws or any equivalent organizational documents of the Company, as applicable, and restrictions set forth in the Financing Agreements. Such Written Consent Party has sole voting power (including the right to control such vote as contemplated herein), power of disposition and power to issue instructions with respect to all Company Securities currently owned by such Written Consent Party, and the power to agree to all of the matters applicable to such Written Consent Party set forth in this Agreement. As of the date hereof, such Written Consent Party does not own any Company Securities other than the Company Securities set forth opposite such Written Consent Party’s name on Schedule A. As of the date hereof, such Written Consent Party does not own any rights to purchase or acquire any Company Securities, except for the Company Warrants and Company Options set forth opposite such Written Consent Party’s name on Schedule A.
5.3   No Conflict; Consents.
(a)   The execution and delivery of this Agreement by such Written Consent Party does not, and the performance by such Written Consent Party of the obligations under this Agreement and the compliance by such Written Consent Party with any provisions hereof do not and will not: (i) conflict with or violate any Law applicable to such Written Consent Party, (ii) if such Written Consent Party is an entity, conflict with or violate the certificate of incorporation or bylaws or any equivalent organizational documents of the Company or such Written Consent Party, or (iii) result in any breach of, or constitute a default (or an event, which with notice or lapse of time or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Company Securities owned by such Written Consent Party pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Written Consent Party is a party or by which such Written Consent Party is bound, except, in the case of clauses (i) and (iii), as would not reasonably be expected, individually or in the aggregate, to materially impair the ability of such Written Consent Party to perform its obligations hereunder or to consummate the transactions contemplated hereby.
(b)   The execution and delivery of this Agreement by such Written Consent Party does not, and the performance of this Agreement by such Written Consent Party will not, require any consent, approval, authorization or permit of, or filing or notification to, or expiration of any waiting period by any Governmental Authority or any other Person with respect to such Written Consent Party, other than those set forth as conditions to closing in the Business Combination Agreement.
5.4   Absence of Litigation.   As of the date hereof, there is no Action pending against, or, to the knowledge of such Written Consent Party after reasonable inquiry, threatened against such Written Consent Party that would reasonably be expected to materially impair the ability of such Written Consent Party to perform its obligations hereunder or to consummate the transactions contemplated hereby.
5.5   Absence of Other Voting Agreement.   Such Written Consent Party has not: (i) entered into any voting agreement, voting trust or any similar agreement, arrangement or understanding, with respect to any Company Securities owned by such Written Consent Party (other than as contemplated by this Agreement and the Company Voting Agreement), (ii) granted any proxy, consent or power of attorney with respect to any Company Securities owned by such Written Consent Party (other than as contemplated by this Agreement and the Company Voting Agreement) or (iii) entered into any agreement, arrangement or understanding that would prohibit or prevent it from satisfying or would materially interfere with, or is otherwise materially inconsistent with, its obligations pursuant to this Agreement.
5.6   Adequate Information.   Such Written Consent Party is a sophisticated stockholder and has adequate information concerning the business and financial condition of SPAC and the Company to make an informed decision regarding this Agreement and the Transactions and has independently and without reliance upon SPAC or the Company and based on such information as such Written Consent Party has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Written Consent Party acknowledges that SPAC and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Written Consent Party acknowledges that the agreements contained herein with respect to the Company Securities held by such Written Consent Party are irrevocable.
6.   Framework Agreement.   At the Closing, the Company and SPAC shall deliver to EBRD a copy of that certain Framework Agreement, by and among the Company, SPAC and EBRD, substantially in the form attached hereto as Exhibit A (the “Framework Agreement”), duly executed by the Company and SPAC.
7.   Fiduciary Duties.   The covenants and agreements set forth herein shall not prevent any designee of any Written Consent Party from serving on the board of directors of the Company or from taking any action, subject to the provisions of the Business Combination Agreement, while acting in such designee’s capacity as a director of the Company. Each Written Consent Party is entering into this Agreement solely in its capacity as the owner of such Written Consent Party’s Company Securities.
8.   Termination.   This Agreement shall terminate and be of no further force or effect at the Expiration Time. Notwithstanding the foregoing sentence, this Section 8 and Section 11 shall survive any termination of this Agreement. Upon termination of this Agreement, none of the parties hereto shall have any further obligations or liabilities under this Agreement; provided, that nothing in this Section 8 shall relieve any party hereto of liability for any willful material breach of this Agreement prior to its termination.
9.   No Ownership Interest.   Nothing contained in this Agreement shall be deemed to vest in SPAC any direct or indirect ownership or incidence of ownership of or with respect to any Written Consent Party’s Company Securities. All rights, ownership and economic benefits of and relating to each Written Consent Party’s Company Securities shall remain fully vested in and belong to such Written Consent Party, and SPAC shall have no authority to direct any Written Consent Party in the voting or disposition of any of Company Securities except as otherwise provided herein.
10.   Exclusivity.
10.1   From the date of this Agreement and ending on the earlier of the Closing and the valid termination of the Business Combination Agreement, no Written Consent Party shall, and each Written Consent Party shall cause their Representatives acting on its behalf not to, directly or indirectly, (1) enter into, solicit, initiate, knowingly facilitate, knowingly encourage or continue any discussions or negotiations with, or knowingly encourage any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any (x) sale of 15% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, (y) sale of 15% or more of the outstanding capital stock of the Company or one or more Company Subsidiaries holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, or (z) merger, consolidation, liquidation, dissolution or similar transaction involving the Company or one or more of the Company Subsidiaries holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, in each case, other than with SPAC and its Representatives (an “Alternative Transaction”), (2) amend or grant any waiver or release under any standstill or similar agreement to which such Written Consent Party is a party with respect to any class of equity securities of the Company or any of the Company Subsidiaries in connection with any proposal or offer that could reasonably be expected to lead to an Alternative Transaction, (3) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Transaction, (4) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Alternative Transaction or any proposal or offer that could reasonably be expected to lead to an Alternative Transaction, (5) commence, continue or renew any due diligence investigation regarding any Alternative Transaction, or (6) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. Each Written Consent Party shall, and shall cause its Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Transaction. Each Written Consent Party also agrees that it will promptly request that each Representative of any special purpose acquisition corporation or similar person that has prior to the date hereof executed a confidentiality agreement to which such Written Consent Party is a party in connection with its consideration of an Alternative Transaction return or destroy all Confidential Information furnished to such person by or on behalf of it pursuant to such agreement prior to the date hereof.
10.2   From the date of this Agreement and ending on the earlier of the Closing and the valid termination of the Business Combination Agreement, each Written Consent Party shall notify the Company and SPAC promptly after receipt by such Written Consent Party or any of their Representatives of any inquiry or proposal with respect to an Alternative Transaction, any inquiry that would reasonably be expected to lead to an Alternative Transaction or any request for non-public information relating to the Company or any of the Company Subsidiaries or for access to the business, properties, assets, personnel, books or records of the Company or any of the Company Subsidiaries by any third party, in each case that is related to or that would reasonably be expected to lead to an Alternative Transaction. In such notice, such Written Consent Party shall identify the third party making any such inquiry, proposal, indication or request with respect to an Alternative Transaction and provide the details of the material terms and conditions of any such inquiry, proposal, indication or request. Each Written Consent Party shall keep the Company and SPAC informed, on a reasonably current and prompt basis, of the status and material terms of any such inquiry, proposal, indication or request with respect to an Alternative Transaction, including the material terms and conditions thereof any material amendments or proposed amendments.
10.3   If any Written Consent Party or any of their Representatives receives any inquiry or proposal with respect to an Alternative Transaction at any time prior to the Closing, then such Written Consent Party shall promptly notify such person in writing that such Written Consent Party is subject to an exclusivity agreement with respect to the Alternative Transaction that prohibits them from considering such inquiry or proposal. Without limiting the foregoing, the parties agree that any violation of the restrictions set forth in this Section 10 by a Written Consent Party’s Affiliates or Representatives shall be deemed to be a breach of this Section 10 by such Written Consent Party.
11.   Miscellaneous.
11.1   Severability.   In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Law: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.
11.2   Non-survival of Representations and Warranties.   None of the representations, warranties, covenants or agreements in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Expiration Time. Notwithstanding the foregoing, this Section 11.2 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Effective Time or the termination of this Agreement.
11.3   Assignment.   No party hereto may assign, directly or indirectly, including by operation of Law, either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties hereto, except with respect to a Transfer completed in accordance with Section 2.1.   Subject to the first sentence of this Section 11.3, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment in violation of this Section 11.3 shall be void.
11.4   Amendments and Modifications.   This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

11.5   Specific Performance.   The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware, County of Newcastle, or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.
11.6   Notices.   All notices, consents and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by a nationally recognized courier service guaranteeing overnight delivery, or sent via email to the parties hereto at the following addresses, and such communications, to be valid, must be addressed as follows:
(i)   if to SPAC or Merger Sub, to:
Galata Acquisition Corp.
2001 S Street NW, Suite 320
Washington, DC 20009
Attention: Kemal Kaya, Chief Executive Officer
Email: kemal@galatacorp.net
with a copy (which shall not constitute notice) to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention: William H. Gump; Michael E. Brandt; Danielle Scalzo
Email: wgump@willkie.com; mbrandt@willkie.com; dscalzo@willkie.com
(ii)   if to the Company, to:
Marti Technologies Inc.
3500 South DuPont Highway,
in the City of Dover,
County of Kent Zip Code 19901
Attention: Oğuz Alper Öktem, CEO
Email: Alper@marti.tech
with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Attention: Ryan Maierson; Daniel Breslin
Email: ryan.maierson@lw.com; daniel.breslin@lw.com
(iii)
if to a Written Consent Party, to the address for notice set forth opposite such Written Consent Party’s name on Schedule A hereto,

with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Attention: Ryan Maierson; Daniel Breslin
Email: ryan.maierson@lw.com; daniel.breslin@lw.com

Unless otherwise specified herein, such notices or other communications will be deemed given (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) upon transmission, if sent by email (provided no “bounceback” or notice of non-delivery is received); or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.
11.7   Governing Law.   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State; provided that Section 11.8(b) and Section 11.19 shall be governed by the laws of England and Wales.
11.8   Dispute Resolution.
(a)   The parties hereto other than EBRD hereby agree that all legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto other than EBRD hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties other than EBRD further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties other than EBRD hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
(b)   The parties hereto further agree that, with respect to EBRD, any dispute arising out of or related to this Agreement, the interpretation, making, performance, breach or termination thereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules as revised in 2010 (the “Rules”). There shall be one (1) arbitrator and the appointing authority shall be the London Court of International Arbitration. The seat and place of arbitration shall be London, England and the English language shall be used throughout the arbitral proceedings. The parties hereby waive any rights under the Arbitration Act 1996 or otherwise to appeal any arbitration award to, or to seek a determination of a preliminary point of law by, the courts of England. The arbitral tribunal shall not be authorized to grant, and each party hereto agrees that it will not seek from any judicial authority, any interim measures or pre-award relief against EBRD, any provisions of the Rules notwithstanding. The arbitral tribunal shall have authority to consider and include in any proceeding, decision or award any further dispute properly brought before it by EBRD (but no other party) insofar as such dispute arises out of the Framework Agreement, but, subject to the foregoing, no other parties or other disputes shall be included in, or consolidated with, the arbitral proceedings. For the avoidance of doubt, Section 11.8(a) of this Agreement shall not apply to EBRD. Notwithstanding the foregoing, the Agreement and any rights of EBRD arising out of or relating to the Agreement, may, at the option of EBRD, be enforced by EBRD in the Delaware Chancery Court or the courts of England.
(c)   For the benefit of EBRD, the SPAC, the Company and the other parties hereto hereby irrevocably submit to the jurisdiction of the Delaware Chancery Court or the courts of England with respect to any dispute, controversy or claim arising out of or relating to the Agreement or the breach, termination or invalidity thereof. The SPAC and the Company hereby irrevocably designates, appoints and empowers Law Debenture Corporate Services Limited to act as its authorized agent to receive service of process and any other legal summons in England for purposes of any such action or proceeding. The SPAC, the Company and the other parties hereto hereby irrevocably consents to the service of process or any other legal summons out of such courts by mailing copies thereof by registered airmail postage prepaid to its address specified herein. Each of the SPAC and the Company covenants and agrees that, so long as it has any obligations under this Agreement, it shall maintain a duly appointed agent to receive service of process and any other legal summons in any legal action or proceeding brought by EBRD in England in respect of the Agreement and shall keep EBRD advised of the identity and location of such agent. The SPAC, the Company and the other parties hereto hereby irrevocably waive any objection it may now or hereafter have on any grounds whatsoever to the laying of venue of any legal action or proceeding and any claim it may now or hereafter have that any such legal action or proceeding has been brought in an inconvenient forum.
11.9   WAIVER OF JURY TRIAL.   EACH OF THE PARTIES HERETO OTHER THAN EBRD HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HERETO OTHER THAN EBRD (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHERS HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.9.
11.10   Entire Agreement; Third-Party Beneficiaries.   This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, and is not intended to confer upon any other Person other than the parties hereto any rights or remedies.
11.11   Counterparts.   This Agreement and each other document executed in connection with the transactions contemplated hereby, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart. Delivery by electronic transmission to counsel for the other party of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.
11.12   Effect of Headings.   The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
11.13   Legal Representation.   Each of the parties hereto agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party hereto drafting such agreement or document. Each Written Consent Party acknowledges that Latham & Watkins LLP is acting as counsel to the Company in connection with the Business Combination Agreement and the Transactions, and that such firm is not acting as counsel to any Written Consent Party.
11.14   Expenses.   Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such expenses.

11.15   Further Assurances.   At the reasonable request of SPAC or the Company, in the case of any Written Consent Party, or at the reasonable request of the Written Consent Parties, in the case of SPAC or the Company, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.
11.16   Waiver.   No failure or delay on the part of either party to exercise any power, right, privilege or remedy under this Agreement shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Neither party shall be deemed to have waived any claim available to such party arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such waiving party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
11.17   Several Liability.   The liability of any Written Consent Party hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Written Consent Party be liable for any other Written Consent Party’s breach of such other Written Consent Party’s representations, warranties, covenants, or agreements contained in this Agreement.
11.18   No Recourse.   Notwithstanding anything to the contrary contained herein or otherwise, but without limiting any provision in the Business Combination Agreement, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties to this Agreement in their capacities as such and no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or affiliates of any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.
11.19   Privileges and Immunities of EBRD.   Nothing in this Agreement shall be construed as a waiver, renunciation or other modification of any immunities, privileges or exemptions of EBRD accorded under the Agreement Establishing the European Bank for Reconstruction and Development, international convention or any applicable law. Notwithstanding the foregoing, EBRD has made an express submission to arbitration under Section 11.8(b), above, and accordingly, and without prejudice to its other privileges and immunities (including, without limitation, the inviolability of its archives), it acknowledges that it does not have immunity from suit and legal process under Article 5(2) of Statutory Instrument 1991, No. 757 (The European Bank for Reconstruction and Development (Immunities and Privileges) Order 1991), or any similar provision under English law, in respect of the enforcement of an arbitration award duly made against it as a result of its express submission to arbitration pursuant to Section 11.8(b).
[Signature pages follow.]

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.
GALATA ACQUISITION CORP.
By:
/s/ Kemal Kaya

Name:
Kemal Kaya

Title:
Chief Executive Officer

Signature Page to
Stockholder Support Agreement

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.
Marti Technologies Inc.
By:
Oğuz Alper Oktem

Name:
Oğuz Alper Oktem

Title:
Chief Executive Officer

[Company Stockholder Support Agreement]

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.
WRITTEN CONSENT PARTIES:
SUMED EQUITY LTD.
By:
/s/ Yousef Hammad

Name:
Yousef Hammad

Title:
Managing partner

[Company Stockholder Support Agreement]

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.
WRITTEN CONSENT PARTIES:
ESRA UNLAUASLAN DURGUN
By:
/s/ Esra Unlauaslan Durgun

Name:
Esra Unlauaslan Durgun

Title:
an Individual

[Company Stockholder Support Agreement]

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.
WRITTEN CONSENT PARTIES:
AUTOTECH FUND II, L.P.
By:
/s/ Daniel Hoffer

Name:
Daniel Hoffer

Title:
Managing Director

[Company Stockholder Support Agreement]

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.
WRITTEN CONSENT PARTIES:
OGUZ ALPER OKTEM
By:
/s/ Oguz Alper Oktem

Name:
Oguz Alper Oktem

Title:
an Individual

[Company Stockholder Support Agreement]

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.
WRITTEN CONSENT PARTIES:
SENA OKTEM
By:
/s/ Sena Oktem

Name:
Sena Oktem

Title:
an Individual

[Company Stockholder Support Agreement]

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.
WRITTEN CONSENT PARTIES:
UMUR GENCOGLU
By:
/s/ Umur Gencoglu

Name:
Umur Gencoglu

Title:
an Individual

[Company Stockholder Support Agreement]

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.
WRITTEN CONSENT PARTIES:
ASLANOBA GIDA SANAYI VE TICARET A.S
By:
/s/ Aslanoba Gida Sanayi Ve Ticaret A.S

Name:
Hasan Aslanoba

Title:
CEO

[Company Stockholder Support Agreement]

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.
WRITTEN CONSENT PARTIES:
PERPETUAL MOTION S.À R.L.
By:
/s/ Simon Barnes

Name:
Simon Barnes

Title:
Manager

/s/ Didem Berghmans

Didem Berghmans
Manager
[Company Stockholder Support Agreement]

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.
WRITTEN CONSENT PARTIES:
CE VENTURES LIMITED
By:
/s/ Tushar Singhvi

Name:
Tushar Singhvi

Title:
Director

By:
/s/ Ghada Abdelkader

Name:
Ghada Abdelkader

Title:
Director

[Company Stockholder Support Agreement]

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.
WRITTEN CONSENT PARTIES:
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
By:
/s/ Bakhrom Ibragimov

Name:
Bakhrom Ibragimov

Title:
Head of VCIP

[Company Stockholder Support Agreement]

	Securities Held
Written Consent Party	Common Stock	Series A-1 Preferred Stock	Series A-2 Preferred Stock	Series A-3 Preferred Stock	Series B-1 Preferred Stock	Series B-3 Preferred Stock
Sumed Equity Ltd.		2,453,273	1,204,611	456,267	359,732	1,688,837
Esra Unlauaslan Durgun	5,849,831
European Bank for Reconstruction and Development					2,767,170
Perpetual Motion S.à r.l.					2,767,170
Autotech Fund II, L.P.					1,660,302
Oguz Alper Oktem	5,849,831
Sena Oktem	620,553
Umur Gencoglu			886,771	55,432
CE Ventures Limited		816,326				655,224
Aslanoba Gida Sanayi Ve Ticaret A.S	90,842	409,638		459,127		443,510

Exhibit A
Form of Framework Agreement
[See attached]

Final Form
(Operation Number [ ])
FRAMEWORK AGREEMENT
between
GALATA ACQUISITION CORP.
and
MARTI TECHNOLOGIES INC.
and
EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT
Dated [ ]

FRAMEWORK AGREEMENT
This Framework Agreement (the “Agreement”), dated [           ], is entered into as a deed between:
(1)   GALATA ACQUISITION CORP., a corporation organised and existing under the laws of [        ] (the “Issuer”);
(2)   MARTI TECHNOLOGIES INC., a corporation organised and existing under the laws of Delaware, United States of America (the “Stakeholder”); and
(3)   EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT, an international organisation formed by treaty (“EBRD”).
WHEREAS:
(A)   The Issuer is a blank check company that is entering into a business combination (the “Business Combination”) with the Stakeholder, whereby, among other things, the outstanding equity interests of the Stakeholder shall be converted into the right to receive newly issued ordinary shares of the Issuer (the “Shares”), pursuant to the terms of the definitive transaction documentation, including the business combination agreement by and among Issuer, Stakeholder and the other parties thereto (the “BCA”). Following the Business Combination, it is intended that the Shares will be publicly traded on the New York Stock Exchange.
(B)   EBRD is currently a stockholder of Stakeholder and has entered into a Stockholder Support Agreement (the “SSA”). In consideration for entering into the SSA and the consummation of the transactions contemplated thereby, the Issuer, the Stakeholder and EBRD agree to, conditioned upon and effective as of the closing of the Closing Date, enter into this Agreement on the Closing Date.
NOW THEREFORE, the parties hereto agree as follows:
ARTICLE I — DEFINITIONS
Section 1.01.   Definitions
Wherever used in this Agreement, unless the context otherwise requires, the following terms have the following meanings:
“Affiliate”	means, in respect of any person, any other person, directly or indirectly, controlling, controlled by, or under common control with, such person.
“Business Combination”	has the meaning as provided in recital (A) above.
“Closing Date”	has the meaning ascribed to such term in the SSA.
“Designated Performance Requirements”	means Performance Requirements 1 through 8 and 10 (or, as the context may require, any one of such Performance Requirements) of the Performance Requirements dated April 2019 and related to EBRD’s Environmental and Social Policy dated April 2019.
“EBRD Shares”	means the Shares to be acquired by EBRD in the Business Combination.
“Enforcement Policy and Procedures”	means EBRD’s Enforcement Policy and Procedures dated 4 October 2017, as amended from time to time, and any policy or procedures adopted by EBRD as a successor to or replacement of such policy and procedures.
“Environmental and Social Law”	means any applicable law in any relevant jurisdiction, concerning the protection of the environment, workers, communities or project affected people.

“Environmental and Social Matter”	means any matter that is the subject of any Environmental and Social Law.
“Financial Year”	means the period commencing each year on 1 January and ending on 31 December, or such other period as the Stakeholder may from time to time designate as the accounting year of the Stakeholder.
“Group Companies” or “Group”	means the Issuer and its subsidiaries (including the Stakeholder) and “Group Company” shall mean any one of them.
“Material Information”	means information of a precise nature which has not been made public, relating directly or indirectly to the Issuer or the Stakeholder or the listed securities of such entities and which, if it were made public, would be reasonably likely to have a significant effect on the price of such securities or which would otherwise be reasonably likely to be considered important for a reasonable investor in making an investment decision in such securities.
“Prohibited Practice”	has the meaning defined in the Enforcement Policy and Procedures in effect as of the date of this Agreement.
“Prospectus”	means the registration statement on Form F-4 for the transactions contemplated by the BCA.
“Shares”	has the meaning as provided in recital (A) above.
“SSA”	has the meaning as provided in recital (B) above.
“UNCITRAL Rules”	means the UNCITRAL Arbitration Rules (as revised in 2010).
Section 1.02.   Interpretation
(a)   In this Agreement, unless the context otherwise requires, words denoting the singular include the plural and vice versa, words denoting persons include corporations, partnerships and other legal persons and references to a person includes its successors in title, permitted transferees and permitted assigns.
(b)   In this Agreement, a reference to a specified Article or Section shall be construed as a reference to that specified Article or Section of this Agreement.
(c)   In this Agreement, the headings and the Table of Contents are inserted for convenience of reference only and shall not affect the interpretation of this Agreement.
(d)   In this Agreement, any reference to “law” means any law (including, any common or customary law) and any treaty, constitution, statute, legislation, decree, normative act, rule, regulation, judgement, order, writ, injunction, determination, award or other legislative or administrative measure or judicial or arbitral decision in any jurisdiction which has the force of law or the compliance with which is in accordance with general practice in such jurisdiction.
(e)   In this Agreement, any reference to a provision of law is a reference to that provision as from time to time amended or re-enacted.
(f)   In this Agreement, a reference to a “person” includes any person, natural or juridical entity, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) or two or more of the foregoing and references to a “person” include its successors in title, permitted transferees and permitted assigns.
(g)   In this Agreement, “including” and “include” shall be deemed to be followed by “without limitation” where not so followed.

ARTICLE II — REPRESENTATIONS AND WARRANTIES
Section 2.01.   Representations Regarding this Agreement and the Prospectus
Each of the Issuer and the Stakeholder represents and warrants as at the date of this Agreement as follows:
(a)   Corporate Power.   Each of the Issuer and the Stakeholder has the corporate power to enter into and perform its obligations under this Agreement.
(b)   Due Authorisation; Enforceability.   This Agreement has been duly authorised and executed by each of the Issuer and the Stakeholder, and constitutes a valid and legally binding obligation of each of the Issuer and the Stakeholder, enforceable in accordance with its terms.
(c)   Prospectus.   The Prospectus does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.
(d)   No Prohibited Practice.   Each Group Company is in compliance with all applicable laws concerning money laundering or the financing of terrorism. No Group Company is designated as a target of (or is otherwise subject to) any economic or financial sanctions or restrictive measures adopted by the United Nations under Chapter VII of the UN Charter, and no such Group Company is owned (directly or indirectly) or controlled by, or acting on behalf of any so designated person. None of the Group Companies, any officers, directors or authorised employees of the Group Companies, or any Affiliates, agents or representatives of any Group Company has committed or engaged in any Prohibited Practice with respect to the Business Combination or any transactions contemplated by this Agreement.
(e)   International Financial Institutions.   No Group Company, nor any officer, director, authorised employee, Affiliate, agent or representative of any Group Company is listed by any international financial institution as excluded from the financings granted by any such institution and it has not otherwise been subject to any sanction from any such institution.
(f)   Restrictions on payments.   Neither the Issuer nor the Stakeholder is subject to any regulation or law (including sanctions) which would or might reasonably be expected to have the effect of prohibiting, or restricting or delaying in any material respect any payment that any of them is required to make with respect to the Shares.
ARTICLE III — AFFIRMATIVE COVENANTS
From and after the date hereof, as long as EBRD holds any of the EBRD Shares or unless EBRD otherwise agrees:
Section 3.01.   Environment and Social Compliance
The Group shall conduct its business and operations in accordance with the Designated Performance Requirements.
Section 3.02.   Internal Procedures
The Group shall maintain internal procedures reasonably satisfactory to EBRD for the purpose of preventing the Group from becoming an instrument for money laundering, terrorism financing, fraud or other corrupt or illegal purposes.
Section 3.03.   Furnishing of Information
(a)   As soon as available but, in any event, within 60 days after the end of each Financial Year, the Issuer shall furnish to EBRD a report, in form and substance reasonably satisfactory to EBRD, on Environmental Matters and Social Matters arising in relation to the Group during such Financial Year.

(b)   The Issuer shall promptly notify EBRD if the Issuer obtains any information regarding a violation of Section 2.01(c) or Section 3.05 or if any international financial institution has imposed any sanction on any Group Company for any Prohibited Practice. If EBRD notifies the Issuer of its concern that there has been a violation of such Section 2.01(c) or Section 3.05, the Issuer shall cooperate in good faith with EBRD and its representatives in assessing whether such a violation has occurred and, in relation to the foregoing, shall furnish promptly to EBRD such information as EBRD may reasonably request.
Section 3.04.   Disclosure of Information
Each of the Issuer, the Stakeholder and EBRD understand and accept that the Issuer and/or the Stakeholder are subject to restrictions under applicable securities laws on disclosing Material Information to third parties, and that the Issuer and/or the Stakeholder will not disclose any Material Information to EBRD as part of the Issuer’s and/or the Stakeholder’s reporting obligations under this Agreement until the information is publicly known or otherwise becomes unrestricted under applicable securities laws. To this end the Issuer and/or the Stakeholder undertake to use their reasonable efforts to publicly disclose or otherwise cause to become unrestricted under applicable securities laws Material Information that would otherwise be provided to EBRD as part of the Issuer’s and/or the Stakeholder’s reporting obligations under this Agreement.
Section 3.05.   Fraud and Corruption
No Group Company shall, and the Issuer and Stakeholder shall procure that no Group Company shall authorise or permit any of its respective officers, directors, authorised employees, Affiliates, agents or representatives to engage in any Prohibited Practice with respect to the Business Combination, or any transactions contemplated by this Agreement, including the offering and issuance of the Shares. Notwithstanding any other provision of this Agreement, each of the Issuer and the Stakeholder hereby acknowledges that EBRD may invoke the Enforcement Policy and Procedures in respect of allegations of Prohibited Practices (including with respect to Section 2.01(c)) in relation to the Business Combination, and the transactions contemplated by this Agreement.
Section 3.06.   Procurement
The Issuer and/or the Stakeholder shall at all times use sound procurement methods which ensure a sound selection of goods and services at fair market value and that the Issuer and/or the Stakeholder is/are making their capital investments in a cost effective manner.
ARTICLE IV — MISCELLANEOUS
Section 4.01.   Notices
Any notice or other communication to be given or made under this Agreement to EBRD, or to the Issuer or the Stakeholder shall be in writing. Except as otherwise provided in this Agreement, such notice, request or other communication shall be deemed to have been duly given or made when it shall be delivered by hand, airmail or in pdf or similar format by electronic mail to the party to which it is required or permitted to be given or made at such party’s address specified below or at such other address as such party shall have designated by notice to the party giving or making such notice, request or other communication.
For the Issuer:
c/o Marti Technologies Inc.
3500 South DuPont Highway,
in the City of Dover,
County of Kent Zip Code 19901
Attention: Oguz Alper Oktem
Email: alper@marti.tech
Telephone: [   ]]

For the Stakeholder:
Marti Technologies Inc.
3500 South DuPont Highway,
in the City of Dover,
County of Kent Zip Code 19901
Attention: Oguz Alper Oktem
Email: alper@marti.tech
Telephone: [   ]]
For EBRD:
European Bank for Reconstruction and Development
One Exchange Square
London EC2A 2JN
United Kingdom
Attention: Operations Administration Department
Email:
oad@ebrd.com

Telephone:
+44 20 7338 6000

Section 4.02.   English Language
All documents to be furnished or communications to be given or made under this Agreement shall be in the English language or, if in another language, shall be accompanied by a translation into English certified by a representative of the Issuer or the Stakeholder (as applicable), which translation shall be the governing version between the Issuer, the Stakeholder and EBRD.
Section 4.03.   Governing Law
This Agreement shall be governed by and construed in accordance with English law. Any non-contractual obligations arising out of or in connection with this Agreement shall be governed by and construed in accordance with English law.
Section 4.04.   Arbitration and Jurisdiction
(a)   Any dispute, controversy or claim arising out of or relating to (1) this Agreement, (2) the breach, termination or invalidity hereof or (3) any non-contractual obligations arising out of or in connection with this Agreement shall be settled by arbitration in accordance with the UNCITRAL Rules. There shall be one (1) arbitrator and the appointing authority shall be LCIA (London Court of International Arbitration). The seat and place of arbitration shall be London, England and the English language shall be used throughout the arbitral proceedings. The parties hereby waive any rights under the Arbitration Act 1996 or otherwise to appeal any arbitration award to, or to seek a determination of a preliminary point of law by, the courts of England. The arbitral tribunal shall not be authorised to grant, and each of the Issuer and the Stakeholder agrees not to seek from any judicial authority, any interim measures or pre-award relief against EBRD, any provisions of the UNCITRAL Rules notwithstanding. The arbitral tribunal shall have authority to consider and include in any proceeding, decision or award any further dispute properly brought before it by EBRD (but no other party) insofar as such dispute arises out of this Agreement, but, subject to the foregoing, no other parties or other disputes shall be included in, or consolidated with, the arbitral proceedings.
(b)   Notwithstanding Section 4.04(a), this Agreement and any rights of EBRD arising out of or relating to this Agreement may, at the option of EBRD, be enforced by EBRD in the state courts of Delaware, the United States District Court for the District of Delaware or the courts of England. For the benefit of EBRD, each of the Issuer and the Stakeholder hereby irrevocably submits to the jurisdiction of the courts of England with respect to any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or invalidity hereof. Each of the Issuer and the Stakeholder hereby irrevocably designates, appoints and empowers Law Debenture Corporate Services Limited to act as its authorised agent to receive service of process and any other legal summons in England for purposes of any such action or proceeding. Each of the Issuer and the Stakeholder hereby irrevocably consents to the service of process or any other legal summons out of such courts by mailing copies thereof by registered airmail postage prepaid to its address specified herein. Each of the Issuer and the Stakeholder covenants and agrees that, so long as it has any obligations under this Agreement, it shall maintain a duly appointed agent to receive service of process and any other legal summons in any legal action or proceeding brought by EBRD in England in respect of this Agreement and shall keep EBRD advised of the identity and location of such agent. Each of the Issuer and the Stakeholder irrevocably waives any objection it may now or hereafter have on any grounds whatsoever to the laying of venue of any legal action or proceeding and any claim it may now or hereafter have that any such legal action or proceeding has been brought in an inconvenient forum.
Section 4.05.   Privileges and Immunities of EBRD
Nothing in this Agreement, the Prospectus or the terms and conditions of the Offering shall be construed as a waiver, renunciation or other modification of any immunities, privileges or exemptions of EBRD accorded under the Agreement Establishing the European Bank for Reconstruction and Development, international convention or any applicable law. Notwithstanding the foregoing, EBRD has made an express submission to arbitration under Section 4.04(a) and accordingly, and without prejudice to its other privileges and immunities (including, without limitation, the inviolability of its archives), it acknowledges that it does not have immunity from suit and legal process under Article 5(2) of Statutory Instrument 1991, No. 757 (The European Bank for Reconstruction and Development (Immunities and Privileges) Order 1991), or any similar provision under English law, in respect of the enforcement of an arbitration award duly made against it as a result of its express submission to arbitration pursuant to Section 4.04(a).
Section 4.06.   Successors and Assigns; Third Party Rights
(a)   This Agreement shall bind and inure to the benefit of the respective successors of the parties hereto. This Agreement may not be assigned by a party without the consent of the other parties.
(b)   Except as provided in Section 4.06(a), none of the terms of this Agreement are intended to be enforceable by any third party.
Section 4.07.   Entire Agreement; Amendment and Waiver
This Agreement and the documents referred to herein constitute the entire obligation of the parties hereto with respect to the subject matter hereof and shall supersede any prior expressions of intent or understandings with respect to this transaction. Any amendment to, waiver by EBRD of any of the terms or conditions of, or consent given by EBRD under, this Agreement (including, without limitation, this Section 4.07) shall be in writing, signed by EBRD and, in the case of an amendment, by the Issuer and the Stakeholder.
Section 4.08.   Waiver of Sovereign Immunity
Each of the Issuer and the Stakeholder represents and warrants that this Agreement and the issuance of the Shares are commercial rather than public or governmental acts and that it is not entitled to claim immunity from legal proceedings with respect to itself or any of its assets on the grounds of sovereignty or otherwise under any law or in any jurisdiction where an action may be brought for the enforcement of any of the obligations arising under or relating to this Agreement. To the extent that the Issuer or the Stakeholder or any of their assets has or hereafter may acquire any right to immunity from set-off, legal proceedings, attachment prior to judgment, other attachment or execution of judgment on the grounds of sovereignty or otherwise, each of the Issuer and the Stakeholder hereby irrevocably waives such rights to immunity in respect of its obligations arising under or relating to this Agreement.
Section 4.09.   Counterparts
This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto, acting through their duly authorised representatives, have caused this Agreement to be executed and delivered as a DEED as on the date first above written.
EXECUTED as a DEED by [ISSUER], a [ ] organised and existing under the laws of [ ] acting by [director] and [director/company secretary]	) ) ) ) Name: ) Status: [Director]
) ) ) ) Name: ) Status: [Director/company secretary]
Or
EXECUTED as a DEED by [ISSUER], a [ ] organised and existing under the laws of [ ] acting by [director] in the presence of:	) ) ) ) Name: ) Status: [Director]
Signature of Witness: Name of Witness: Address of Witness:
Occupation of Witness:
Or
EXECUTED as a DEED on behalf of [ISSUER], a [ ] organised and existing under the laws of [ ] acting by [attorney] in the presence of:	) ) ) ) Name: ) Status: [Attorney]
Signature of Witness: Name of Witness: Address of Witness:
Occupation of Witness:
EXECUTED as a DEED by MARTI TECHNOLOGIES INC., a corporation organised and existing under the laws of Delaware, United States of America, acting by [director] and [director/company secretary]	) ) ) ) Name: Oguz Alper Oktem ) Status: CEO
) )

Or

EXECUTED as a DEED by MARTI TECHNOLOGIES INC., a corporation organised and existing under the laws of Delaware, United States of America, acting by [director] in the presence of:
Signature of Witness:
Name of Witness:
Address of Witness:
Occupation of Witness:
) ) ) ) Name: ) Status: [Director]
Or

EXECUTED as a DEED on behalf of MARTI TECHNOLOGIES INC., a corporation organised and existing under the laws of Delaware, United States of America, acting by [attorney] in the presence of:
Signature of Witness:
Name of Witness:
Address of Witness:
) ) ) ) Name: ) Status: [Attorney]
Occupation of Witness:
EXECUTED as a DEED by EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT acting by [director] in the presence of: Signature of Witness: Name of Witness: Address of Witness:	) ) ) ) Name: ) Status: [Director]
Occupation of Witness:

ANNEX F
Final
INVESTOR RIGHTS AGREEMENT
THIS INVESTOR RIGHTS AGREEMENT (as it may be amended, supplemented or restated from time to time in accordance with the terms hereof, this “Agreement”), dated as of [•], 2022, is made and entered into by and among [PubCo], a Cayman Islands exempted company f/k/a [SPAC] (the “Pubco”), Galata Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), Oguz Alper Oktem (“Oktem”), Cankut Durgun (“Durgun” and, together with Oktem, the “Founders”) and the undersigned parties listed under Holder on the signature page hereto (each such party, together with the Founders, the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 7.2 of this Agreement, a “Holder”).
RECITALS
WHEREAS, [Target], a Delaware corporation (the “Company”), entered into that certain Business Combination Agreement, dated as of [•], 2022 (as it may be amended from time to time in accordance with the terms thereof, the “BCA”), by and among the Company, Pubco and Merger Sub (as defined in the BCA) in connection with the business combination of Pubco and the Company (the “Business Combination”) and other transactions contemplated therein;
WHEREAS, pursuant to the BCA, at the closing of the Business Combination (the “Closing”), among other things, (i) the Company became a wholly owned subsidiary of Pubco and (ii) the holders of equity securities of the Company immediately prior to the Effective Time (as defined in the BCA) received Class A ordinary shares, par value $0.0001 per share, of Pubco (the “Ordinary Shares”);
WHEREAS, Pubco, the Sponsor and Pubco’s independent directors prior to the Effective Time (the “SPAC Independent Directors”) entered into that certain Registration Rights Agreement, dated as of July 8, 2021 (the “RRA”);
WHEREAS, in connection with the execution of this Agreement, Pubco, the Sponsor and the SPAC Independent Directors desire to terminate the RRA and replace it with this Agreement; and
WHEREAS, as of the Effective Time, the Holders desire to set forth their agreement with respect to governance, registration rights and certain other matters, in each case in accordance with the terms and conditions of this Agreement.
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE 1
DEFINITIONS
1.1   Definitions.   The terms defined in this Article 1 shall, for all purposes of this Agreement, have the respective meanings set forth below:
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or principal financial officer of Pubco, after consultation with counsel to Pubco, (a) would be required to be made in (i) any Registration Statement in order for the applicable Registration Statement not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any Prospectus in order for the applicable Prospectus not to include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed and (c) Pubco has a bona fide business purpose for not making such information public.

F-1

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise; provided that no Holder shall be deemed an Affiliate of Pubco or any of its subsidiaries for purposes of this Agreement.
“Agreement” shall have the meaning given in the Preamble.
“BCA” shall have the meaning given in the Recitals.
“Beneficially Own” shall have the meaning given to such term in Rule 13d-3 under the Exchange Act, and any Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule as in effect as of such time.
“Board” shall mean the board of directors of Pubco.
“Business Combination” shall have the meaning given in the Recitals.
“Callaway Representative” shall have the meaning given in subsection 2.1.4.
“Closing” shall have the meaning given in the Recitals.
“Commission” shall mean the Securities and Exchange Commission.
“Company” shall have the meaning given in the Recitals.
“Confidential Information” shall have the meaning given in subsection 2.1.12.
“Durgun” shall have the meaning given in the preamble.
“Durgun Ownership Threshold” shall have the meaning given in subsection 2.1.3.
“Durgun Representative” shall have the meaning given in subsection 2.1.3.
“EBRD” means the European Bank for Reconstruction and Development and its Affiliates.
“Effectiveness Period” shall have the meaning given in subsection 5.1.1.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
“Family Member” means with respect to any Person, (a) any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships or (b) any trust created for the benefit of any such Person or of which any of the foregoing is a beneficiary.
“Financial Counterparty” shall have the meaning given in subsection 4.1.6.
“Founders” shall have the meaning given in the preamble.
“Governmental Entity” means a unit, subdivision or entity of any federal, national, state, county, or municipal government, including any agency, department, board or commission.
“Holder” shall have the meaning given in the Preamble.
“Holder Indemnified Persons” shall have the meaning given in subsection 6.1.1.
“Holder Information” means such information and affidavits as Pubco reasonably requests for use in connection with any Registration.
“Maximum Number of Securities” shall have the meaning given in subsection 4.1.4.
“Minimum Underwritten Offering Threshold” shall have the meaning given in subsection 4.1.5.

F-2

“Misstatement” shall mean, in the case of a Registration Statement, an untrue statement of a material fact or an omission to state a material fact required to be stated therein, or necessary to make the statements therein not misleading, and in the case of a Prospectus, an untrue statement of a material fact or an omission to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
“Necessary Action” means, (x) with respect to any Person and a specified result, all actions (to the extent such actions are not prohibited by applicable Law and within such Person’s control, and in the case of any action that requires a vote or other action on the part of the Board to the extent such action is consistent with fiduciary duties that Pubco’s directors may have in such capacity) necessary to cause such result, including (a) calling special meetings of shareholders, (b) voting or providing a written consent or proxy, if applicable in each case, with respect to Ordinary Shares, (c) causing the adoption of shareholders’ resolutions and amendments to the Organizational Documents, (d) executing agreements and instruments, (e) making, or causing to be made, with Governmental Entities, all filings, registrations or similar actions that are required to achieve such result and (f) nominating certain Persons for election to the Board in connection with the annual or special meeting of shareholders of Pubco and (y), with respect to Pubco and a specified result, taking all necessary corporate actions (to the fullest extent permitted by applicable law), to effectuate such result, and including (A) including the Persons designated pursuant to subsection 2.1.1 of this Agreement in the slate of nominees recommended by the Board for election at any meeting of shareholders called for the purpose of electing directors, (B) nominating and recommending each such individual to be elected as a director as provided herein, (C) soliciting proxies or consents in favor thereof, and (D) without limiting the foregoing, otherwise using its reasonable best efforts to cause such nominees to be elected to the Board, including providing at least as high a level of support for the election of such nominees as it provides to any other individual standing for election as a director.
“Oktem” shall have the meaning given in the preamble.
“Oktem Ownership Threshold” shall have the meaning given in subsection 2.1.2.
“Oktem Representative” shall have the meaning given in subsection 2.1.3.
“Ordinary Shares” shall have the meaning given in the Recitals.
“Organizational Documents” means the memorandum and articles of association of Pubco as in effect from time-to-time.
“Permitted Transferee” means with respect to any Person, (i) any Family Member of such Person and (ii) any Affiliate of such Person (including any partner, shareholder, member controlling or under common control with such Person).
“Person” means any person or entity.
“Piggyback Registration” shall have the meaning given in subsection 4.2.1.
“Private Placement SPAC Warrants” means the 7,250,000 warrants issued pursuant to the Private Placement Warrant Purchase Agreement, dated as of July 8, 2021, entitling the holders thereof to purchase one Class A Share at a price of $11.50 per share, subject to adjustment.
“Pro Rata” shall have the meaning given in subsection 4.1.4.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“Pubco” shall have the meaning given in the Preamble.
“Registrable Security” shall mean (a) Ordinary Shares issued or issuable upon the conversion of any SPAC Founder Shares, (b) the Private Placement SPAC Warrants (including any Ordinary Shares issued or issuable upon the exercise of any such Private Placement SPAC Warrants), (c) any outstanding Ordinary Shares or any other equity security (including the Ordinary Shares issued or issuable upon the exercise of any other equity security) of Pubco held by a Holder, which, for the avoidance of doubt, shall include any

F-3

Ordinary Shares received by a Holder on or after the date hereof as a distribution from the Sponsor in connection with its liquidation and dissolution, (d) any equity securities (including the Ordinary Shares issued or issuable upon the exercise of any such equity security) of Pubco issuable upon conversion of any working capital loans in an amount up to $[•] made to Pubco by a Holder and (e) any other equity security of Pubco issued or issuable with respect to any such Ordinary Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by Pubco and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; or (iv) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations).
“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and any such registration statement having been declared effective by, or become effective pursuant to the rules promulgated by, the Commission.
“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:
(a)
all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority and any securities exchange on which the Ordinary Shares are then listed);

(b)
fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c)
printing, messenger, telephone and delivery expenses;

(d)
reasonable fees and disbursements of counsel for Pubco;

(e)
reasonable fees and disbursements of all independent registered public accountants of Pubco incurred specifically in connection with such Registration or Underwritten Offering;

(f)
the fees and expenses incurred in connection with the listing of any Registrable Securities on each securities exchange or automated quotation system on which similar securities issued by Pubco are then listed;

(g)
the fees and expenses incurred by Pubco in connection with any road show for any Underwritten Offerings; and

(h)
reasonable fees and expenses of one (1) legal counsel selected jointly by the Demanding Holders initiating an Underwritten Demand, the Requesting Holders participating in an Underwritten Offering and the Holders participating in a Piggyback Registration, as applicable.

“Registration Statement” shall mean any registration statement under the Securities Act that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement and all exhibits to and all material incorporated by reference in such registration statement.
“Requesting Holder” shall have the meaning given in subsection 4.1.3.
“RRA” shall have the meaning given in the Recitals.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

F-4

“Shelf Registration” shall have the meaning given in subsection 4.1.1.
“SPAC Founder Shares” means Pubco’s Class B ordinary shares, par value $0.0001 per share.
“SPAC Independent Directors” shall have the meaning given in the Recitals.
“Sponsor” shall have the meaning given in the Preamble.
“Sponsor Director” shall have the meaning given in subsection 2.1.1.
“Subsequent Shelf Registration Statement” shall have the meaning given in subsection 4.1.3.
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Demand” shall have the meaning given in subsection 4.1.3.
“Underwritten Offering” shall mean a Registration in which securities of Pubco are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
“Withdrawal Notice” shall have the meaning given in subsection 4.1.8.
ARTICLE 2
GOVERNANCE
2.1   Board and Committees.
2.1.1   Composition of the Board.   Each of [Callaway], Oktem and Durgun, severally and not jointly, agrees with Pubco to take all Necessary Action to cause (x) the Board to initially be comprised of seven (7) directors and (y) those individuals to be nominated in accordance with this Article 2, initially (a) six (6) of whom have been or will be nominated by the Company, initially [•], [•], [•], [•], [•] and [•], and (b) one (1) of whom has been or will be nominated by [Callaway] (on behalf of the Sponsor), initially [•] (the “Sponsor Director”). Each of [Callaway] and the Founders, severally and not jointly, agrees with Pubco to take all Necessary Action to cause the foregoing directors to be divided into three classes of directors, with each class serving for staggered three year-terms as follows:
(i)
the Class I directors shall include [•], [•] and [•];

(ii)
the Class II directors shall include [•] and [•]; and

(iii)
the Class III directors shall include [•] and the Sponsor Director.

The initial term of the Class I directors shall expire immediately following Pubco’s 2024 annual meeting of shareholders at which directors are elected. The initial term of the Class II directors shall expire immediately following Pubco’s 2025 annual meeting of shareholders at which directors are elected. The initial term of the Class III directors shall expire immediately following Pubco’s 2026 annual meeting of shareholders at which directors are elected.
2.1.2   Oktem Representation.   For so long as Oktem and his Permitted Transferees Beneficially Own at least [•]1 Ordinary Shares (as such number may be equitably adjusted for stock splits, combinations, etc. following the date hereof) (the “Oktem Ownership Threshold”), Pubco shall take all Necessary Action to include in the slate of nominees recommended by the Board for election as directors at each applicable annual or special meeting of shareholders at which directors are to be elected, one (1) individual designated by Oktem (the “Oktem Representative”).

1
25% or more of the ordinary shares of Pubco held by Mr. Oktem and his Permitted Transferees immediately following the Closing

F-5

2.1.3   Durgun Representation.   For so long as Durgun and his Permitted Transferees Beneficially Own at least [•]2 Ordinary Shares (as such number may be adjusted for stock splits, combinations, etc. following the date hereof) (the “Durgun Ownership Threshold”), Pubco shall take all Necessary Action to include in the slate of nominees recommended by the Board for election as directors at each applicable annual or special meeting of shareholders at which directors are to be elected, one (1) individual designated by Durgun (the “Durgun Representative”).
2.1.4   [Callaway] Representation.   For so long as [Callaway] and its Permitted Transferees (including the Sponsor) Beneficially Own at least at least [•]3 Ordinary Shares (as such number may be adjusted for stock splits, combinations, etc. following the date hereof), Pubco shall take all Necessary Action to include in the slate of nominees recommended by the Board for election as directors at each applicable annual or special meeting of shareholders at which directors are to be elected, one (1) individual designated by [Callaway] (the “Callaway Representative”).
2.1.5   Removal; Vacancies.   Except as provided in subsection 2.1.6, and subject to Pubco’s Organizational Documents, each Founder and [Callaway] (on behalf of the Sponsor) shall have the exclusive right to (a) remove its respective nominee from the Board, and Pubco shall take all Necessary Action to cause the removal of any such nominee at the request of the applicable Founder or [Callaway], as applicable, and (b) designate a director for election to the Board to fill any vacancy existing or created by reason of death, removal or resignation of its nominee to the Board. Pubco shall take, and the Sponsor, the Founders and [Callaway] (on behalf of the Sponsor) agree, severally and not jointly, with Pubco to take, all Necessary Action to cause any such vacancies created pursuant to clause (i) above to be filled by replacement directors designated by Callaway or the applicable Founder, as applicable, as promptly as practicable after such designation (and in any event prior to the next meeting or action of the Board or applicable committee).
2.1.6   Required Resignation.   In the event an Oktem Representative, a Durgun Representative or Callaway Representative is then on the Board and Oktem, Durgun or [Callaway], as applicable, is no longer entitled to designate a director pursuant to this Section 2.1, Oktem, Durgun or [Callaway], as applicable, shall promptly use its reasonably best efforts to cause the Oktem Representative, Durgun Representative or Callaway Representative, as applicable, to resign from service on the Board (and all committees thereof on which such director serves), and promptly thereafter Pubco shall take all necessary action to cause the Board to reduce the size of the Board by one (1); provided, however, that in the event that at such time Oktem or Durgun is serving as the Oktem Representative or Durgun Representative, as applicable, and is an employee of Pubco or any Pubco subsidiary at such time, Oktem or Durgun shall not be required to resign from service on the Board until such time as Oktem or Durgun, as applicable, is no longer an employee of Pubco or any of its subsidiaries.
2.1.7   Chairperson.   In the event that (a) Oktem and his Permitted Transferees Beneficially Own Ordinary Shares at least equal to the Oktem Ownership Threshold and Durgun and his Permitted Transferees Beneficially Own Ordinary Shares at least equal to the Durgun Ownership Threshold, Oktem and Durgun shall have the right to designate the chairperson of the Board as mutually agreed between them and (b) clause (a) does not apply and either (x) Oktem and his Permitted Transferees Beneficially Own Ordinary Shares at least equal to the Oktem Ownership Threshold or (y) Durgun and his Permitted Transferees Beneficially Own Ordinary Shares at least equal to the Durgun Ownership Threshold, the Founder then satisfying the ownership threshold shall have the right to designate, from the then-existing members of the Board, the chairperson of the Board.
2.1.8   Committees.   In accordance with Pubco’s Organizational Documents, (i) the Board shall establish and maintain committees of the Board for (x) Audit, (y) Compensation and (z) Nominating and Corporate Governance, and (ii) the Board may from time to time by resolution establish and maintain other committees of the Board. For so long as each of Oktem and Durgun are entitled to designate

2
25% or more of the ordinary shares of Pubco held by Mr. Durgun and his Permitted Transferees immediately following the Closing

3
25% or more of the ordinary shares of Pubco held by Callaway and its Permitted Transferees (including the Sponsor) immediately following the Closing

F-6

an Oktem Representative and a Durgun Representative to serve on the Board pursuant to subsection 2.1.2 and subsection 2.1.3, respectively, each committee of the Board shall, at the option or the Founders, include at least one (1) Director designated thereby, in each case subject to applicable Laws and applicable stock exchange regulations, and subject to requisite independence requirements applicable to such committee.
2.1.9   Reimbursement of Expenses.   Pubco shall reimburse the directors for all reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and any committees thereof, including travel, lodging and meal expenses.
2.1.10   Indemnification.   For so long as any Oktem Representative, Durgun Representative or Callaway Representative, as applicable, serves as a director of Pubco, (a) Pubco shall provide such Oktem Representative, Durgun Representative and Callaway Representative with the same expense reimbursement, benefits, indemnity, exculpation and other arrangements provided to the other directors of Pubco (provided that to the extent that any of the Oktem Representative, Durgun Representative or Callaway Representative is an employee of Pubco or any of its subsidiaries, such director shall not be entitled to benefits to which only non-employee directors are entitled) and (b) Pubco shall not amend, alter or repeal any right to indemnification or exculpation covering or benefiting any Oktem Representative, Durgun Representative or Callaway Representative nominated pursuant to this Agreement as and to the extent provided for under applicable Law, [add references to indemnification provisions in Organizational Documents] and any indemnification agreements with directors (whether such right is contained in the Organizational Documents or another document) (except to the extent such amendment or alteration permits Pubco to provide broader indemnification or exculpation rights than permitted prior thereto).
2.1.11   D&O Insurance.   Pubco shall (a) purchase directors’ and officers’ liability insurance in an amount determined by the Board to be reasonable and customary and (b) for so long as any Oktem Representative, Durgun Representative or Callaway Representative, as applicable, serves as a director, maintain such directors’ and officers’ liability insurance coverage with respect to such director. Upon removal or resignation of such Oktem Representative, Durgun Representative or Callaway Representative, as applicable, from the Board for any reason, Pubco shall take all actions reasonably necessary to extend such directors’ and officers’ liability insurance coverage with respect to such director for a period of not less than six (6) years from any such event in respect of any act or omission of such Oktem Representative, Durgun Representative or Callaway Representative, as applicable, occurring at or prior to such event.
2.1.12   Sharing of Information.   To the extent permitted by antitrust, competition or any other applicable Law, Pubco agrees and acknowledges that the director designated by [Callaway] may share confidential, non-public information about Pubco and its subsidiaries (“Confidential Information”) with Callaway. Callaway recognizes that it, its Affiliates and its and their respective representatives has acquired or will acquire Confidential Information the use or disclosure of which could cause Pubco substantial loss and damages that could not be readily calculated and for which no remedy at Law would be adequate. Accordingly, Callaway covenants and agrees with Pubco that it will not (and will cause its Affiliates and its and their respective representatives not to) at any time, except with the prior written consent of Pubco, directly or indirectly, disclose any Confidential Information known to it to any third party, unless (a) such information becomes known to the public through no fault of Callaway, (b) disclosure is required by applicable Law or court of competent jurisdiction or requested by a Governmental Entity; provided that Callaway (x) promptly notifies Pubco of such requirement or request, (y) reasonably cooperates with Pubco to obtain a protective order, confidential treatment or similar protection with respect to such Confidential Information at the sole expense of PubCo and (z) takes commercially reasonable steps, at the sole cost and expense of Pubco, to minimize the extent of any such required disclosure, (c) such information was available or becomes available to Callaway before, at or after the Effective Time, without restriction, from a source (other than Pubco, its subsidiaries or its or their respective representatives) without any breach of duty to Pubco or any of its subsidiaries or (d) such information was independently developed by Callaway or its representatives without the use of or reference to any Confidential Information. Notwithstanding the foregoing, nothing in this Investor Rights Agreement shall prohibit Callaway from disclosing Confidential Information to any Affiliate,

F-7

representative, limited partner, member or shareholder of Callaway; provided that such Person shall be bound by an obligation of confidentiality with respect to such Confidential Information and Callaway shall be responsible for any breach of this subsection 2.1.12 by any such Person. No Confidential Information shall be deemed to be provided to any Person, including any Affiliate of [Callaway], unless such Confidential Information is actually provided to or used by such Person.
ARTICLE 3
REQUIRED APPROVALS.
3.1   Approval Rights.
3.1.1   For so long as (x) the Founders and their Permitted Transferees Beneficially Own, in the aggregate, at least [•]4 Ordinary Shares (as such number may be equitably adjusted for stock splits, combinations, etc. following the date hereof) (the “Founder Ownership Threshold”) and (y) either Oktem or Durgun is an officer of Pubco or a member of the Board, in addition to any vote or consent of the Board or the shareholders of Pubco required by applicable Law or the Organizational Documents of Pubco, the Board may not approve, or cause Pubco or any of its subsidiaries to approve, and neither Pubco nor any of its subsidiaries may take, any action set forth on Exhibit A (whether directly or indirectly by amendment, merger, recapitalization, consolidation or otherwise) without the prior written consent of each Founder, other than as explicitly contemplated by the BCA.
3.1.2   For so long as either (a)(x) the Founders and their Permitted Transferees Beneficially Own, in the aggregate, at least 14,600,000 Ordinary Shares (as such number may be equitably adjusted for stock splits, combinations, etc. following the date hereof) and (y) either Oktem or Durgun is an officer of Pubco or a member of the Board, or (b)(x) the Founders and their Permitted Transferees Beneficially Own, in the aggregate, at least 11,700,000 Ordinary Shares (as such number may be equitably adjusted for stock splits, combinations, etc. following the date hereof) and (y) each of Oktem and Durgun is an officer of Pubco or a member of the Board, in addition to any vote or consent of the Board or the shareholders of Pubco required by applicable Law or the Organizational Documents of Pubco, the Board may not approve, or cause Pubco or any of its subsidiaries to approve, and neither Pubco nor any of its subsidiaries may take, any action set forth on Exhibit B (whether directly or indirectly by amendment, merger, recapitalization, consolidation or otherwise) without the prior written consent of each Founder, other than as explicitly contemplated by the BCA.
3.1.3   In the event that (x) the prior written consent of the Founders is required hereunder pursuant to subsection 3.1.1 or subsection 3.1.2, as applicable, and (y)(i) a Founder has been removed from his position as an officer and/or director of Pubco for cause or (ii) a Founder dies or becomes disabled, then any decision of the Founders hereunder shall be exercised only by the other Founder.
3.1.4   For so long as the Founders and their Permitted Transferees Beneficially Own a number of Ordinary Shares at least equal to the Founder Ownership Threshold, except in the event of a removal for cause, neither Oktem nor Durgun shall be removed from his position as an officer of Pubco without the written consent of the other Founder.
3.1.5   For the avoidance of doubt, upon the occurrence of an event causing the forfeiture of any right granted under any of subsections 3.1.1 through 3.1.4 (a “Forfeiture Event”), such right shall not be reinstated by developments subsequent to such Forfeiture Event, such as increased holdings of Ordinary Shares or subsequent appointments as an officer or director; provided that, if either Founder’s consent rights are forfeited due to disability such that, pursuant to subsection 3.1.3 the other Founder exercises the consent rights and such Founder subsequently is no longer so disabled, then such Founder’s consent rights will be reinstated.

4
25% or more of the ordinary shares of Pubco held by the Founders and their Permitted Transferees immediately following the Closing

F-8

ARTICLE 4
REGISTRATIONS
4.1   Registration
4.1.1   Shelf Registration.   Pubco agrees that, within twenty (20) business days after the consummation of the Business Combination, Pubco will use its commercially reasonable efforts to file with the Commission (at Pubco’s sole cost and expense) a Registration Statement registering the resale or other disposition of all Registrable Securities (determined as of two (2) business days prior to such filing) (a “Shelf Registration”), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein.
4.1.2   Effective Registration.   Pubco shall use its commercially reasonable efforts to (a) cause such Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (b) keep such Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Subject to the limitations contained in this Agreement, Pubco shall effect any Shelf Registration on such appropriate registration form of the Commission (i) as shall be selected by Pubco and (ii) as shall permit the resale or other disposition of the Registrable Securities by the Holders. If at any time a Registration Statement filed with the Commission pursuant to subsection 4.1.2 is effective and a Holder provides written notice to Pubco that it intends to effect an offering of all or part of the Registrable Securities included on such Registration Statement, Pubco will use its commercially reasonable efforts to amend or supplement such Registration Statement as may be necessary in order to enable such offering to take place in accordance with the terms of this Agreement.
4.1.3   Subsequent Shelf Registration.   If any Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, Pubco shall, subject to Section 5.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Registration Statement to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Registration Statement), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Registration Statement or file an additional Registration Statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, Pubco shall use its commercially reasonable efforts to (a) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if Pubco is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (b) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be a Registration Statement on Form S-3 to the extent that Pubco is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. Pubco’s obligation under this subsection 4.1.3, shall, for the avoidance of doubt, be subject to Section 5.5.
4.1.4   Additional Registrable Securities.   Subject to Section 5.5, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, Pubco, upon written request of a Holder, shall reasonably promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered, at Pubco’s option, by any then available Registration Statement (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such

F-9

filing and such Registration Statement or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that Pubco shall only be required to cause such Registrable Securities to be so covered twice per calendar year for the Holders.
4.1.5   Underwritten Offering.   Subject to the provisions of subsection 4.1.4 and Section 4.3 of this Agreement, a Holder or group of Holders (any Holder or group of Holders being in such a case a “Demanding Holder”) may make a written demand for an Underwritten Offering pursuant to a Registration Statement filed with the Commission in accordance with subsection 4.1.1 of this Agreement (an “Underwritten Demand”); provided, that Pubco shall only be obligated to effect an Underwritten Offering if such Underwritten Offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $[40 million] (the “Minimum Underwritten Offering Threshold”). The Demanding Holder shall have the responsibility to engage an underwriter(s), which shall be reasonably acceptable to Pubco, and Pubco shall have no responsibility for engaging any underwriter(s) for an Underwritten Offering. Pubco shall, within [five] ([5]) business days of Pubco’s receipt of the Underwritten Demand, notify, in writing, all other Holders of such demand, and each Holder who thereafter requests to include all or a portion of such Holder’s Registrable Securities in such Underwritten Offering pursuant to such Underwritten Demand (each such Holder that requests to include all or a portion of such Holder’s Registrable Securities in such Underwritten Offering, a “Requesting Holder”) shall so notify Pubco, in writing, within two (2) days (one (1) day if such offering is an overnight or bought Underwritten Offering) after the receipt by the Holder of the notice from Pubco. Upon receipt by Pubco of any such written notification from a Requesting Holder(s), such Requesting Holder(s) shall be entitled to have their Registrable Securities included in such Underwritten Offering pursuant to such Underwritten Demand. In such event, the right of any Holder or Requesting Holder to registration pursuant to this subsection 4.1.5, shall be conditioned upon such Holder’s or Requesting Holder’ s participation in such underwriting and the inclusion of such Holder’s or Requesting Holder’ s Registrable Securities in the underwriting to the extent provided herein. All such Holders or Requesting Holders proposing to distribute their Registrable Securities through such Underwritten Offering under this subsection 4.1.5 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Demanding Holders initiating such Underwritten Offering. Notwithstanding the foregoing, Pubco is not obligated to effect more than an aggregate of three (3) Underwritten Offerings demanded by the Holders pursuant to this subsection 4.1.5 and is not obligated to effect an Underwritten Offering pursuant to this subsection 4.1.5 within [ninety] ([90]) days after the closing of an Underwritten Offering; provided, however, that any demand for a takedown of a Shelf Registration on Form S-3 that is not an Underwritten Offering shall not constitute an Underwritten Demand under this subsection 4.1.5.
4.1.6   Block Trades.   If a Demanding Holder or Demanding Holders wishes to engage in an underwritten block trade, variable price reoffer or overnight underwritten offering, in each case, off of a Shelf Registration, then, notwithstanding the time periods set forth in subsection 4.1.5, such Demanding Holder(s) shall notify Pubco not less than five (5) business days prior to the day such offering is to commence. The aggregate offering value of the Registrable Securities requested to be registered in any such underwritten block trade, variable price reoffer or overnight underwritten offering off of a Shelf Registration must be reasonably expected to equal at least $10,000,000. Pubco shall promptly, and in any event within one (1) business day following notice to Pubco, notify other Holders of such offering and such other Holders must elect whether or not to participate by the next business day (i.e., three (3) business days prior to the day such offering is to commence) (unless a longer period is agreed to by such Demanding Holder(s)), and Pubco shall as expeditiously as possible use its reasonable best efforts to facilitate such offering (which may close as early as two (2) business days after the date it commences); provided that such Demanding Holder(s) shall use commercially reasonable efforts to work with Pubco and any Underwriters or brokers, sales agents or placement agents (each, a “Financial Counterparty”) prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the transaction.
4.1.7   Reduction of Underwritten Offering.   If the managing Underwriter or Underwriters in an Underwritten Offering, pursuant to an Underwritten Demand, in good faith, advises or advise Pubco, the Demanding Holders, the Requesting Holders and other persons or entities holding Registrable

F-10

Securities or other equity securities of Pubco that were requested to be included in such Underwritten Offering, taken together with all other Ordinary Shares or other securities which Pubco desires to sell and the Ordinary Shares or other securities, if any, as to which registration has been requested pursuant to written contractual piggyback registration rights held by other equity holders of Pubco who desire to sell (if any) that the dollar amount or number of Registrable Securities or other equity securities of Pubco requested to be included in such Underwritten Offering exceeds the maximum dollar amount or maximum number of equity securities of Pubco that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then Pubco shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering, regardless of the number of Ordinary Shares or other equity securities of Pubco held by each such person and the aggregate number of Registrable Securities that the Demanding Holders have requested be included in such Underwritten Offering (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of the Requesting Holders, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Ordinary Shares or other equity securities of Pubco that Pubco desires to sell and that can be sold without exceeding the Maximum Number of Securities; and (d) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), (b) and (c), the Ordinary Shares or other equity securities of Pubco held by other persons or entities that Pubco is obligated to include pursuant to separate written contractual piggyback registration rights with such persons or entities and that can be sold without exceeding the Maximum Number of Securities.
4.1.8   Withdrawal.   Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering, a majority-in-interest of the Demanding Holders initiating an Underwritten Offering shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to Pubco and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Offering; provided that a Holder may elect to have Pubco continue an Underwritten Offering if the Minimum Underwritten Offering Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Offering by the Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering by the withdrawing Demanding Holder for purposes of subsection 4.1.7, unless either (a) such Demanding Holder has not previously withdrawn any Underwritten Offering or (b) such Demanding Holder reimburses Pubco for all Registration Expenses with respect to such Underwritten Offering (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering); provided that, if a Holder elects to continue an Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Underwritten Offering shall instead count as an Underwritten Offering demanded by such Holder, as applicable, for purposes of subsection 4.1.7. Following the receipt of any Withdrawal Notice, Pubco shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, Pubco shall be responsible for the Registration Expenses incurred in connection with an Underwritten Offering prior to its withdrawal under this subsection 4.1.8, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (b) of the second sentence of this subsection 4.1.8.
4.2   Piggyback Registration.
4.2.1   Piggyback Rights.   Subject to the provisions of subsection 4.2.2 and Section 4.3 hereof, if, at any time on or after the date Pubco consummates a Business Combination, Pubco proposes to consummate an Underwritten Offering for its own account or for the account of shareholders of Pubco,

F-11

then Pubco shall give written notice of such proposed action to all of the Holders as soon as practicable, which notice shall (a) describe the amount and type of securities to be included, the intended method(s) of distribution and the name of the proposed managing Underwriter or Underwriters, if any, and (b) offer to all of the Holders the opportunity to include such number of Registrable Securities as such Holders may request in writing within two (2) days (unless such offering is an overnight or bought Underwritten Offering, then one (1) day), in each case after receipt of such written notice (such Registration a “Piggyback Registration”). Pubco shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 4.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of Pubco included in such Piggyback Registration and to permit the resale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to include Registrable Securities in an Underwritten Offering under this subsection 4.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by Pubco.
4.2.2   Reduction of Piggyback Registration.   If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises Pubco and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of Ordinary Shares or other equity securities of Pubco that Pubco desires to sell, taken together with (a) the Ordinary Shares or other equity securities of Pubco, if any, as to which the Underwritten Offering has been demanded pursuant to separate written contractual piggyback registration rights with persons or entities other than the Holders of Registrable Securities hereunder, (b) the Registrable Securities as to which a Piggyback Registration has been requested pursuant to Section 4.2 of this Agreement and (c) the shares of equity securities of Pubco, if any, as to which inclusion in the Underwritten Offering has been requested pursuant to separate written contractual piggyback registration rights of other shareholders of Pubco, exceeds the Maximum Number of Securities, then:
(a)   If the Underwritten Offering is undertaken for Pubco’s account, Pubco shall include in any such Underwritten Offering (A) first, the Ordinary Shares or other equity securities of Pubco that Pubco desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders requesting a Piggyback Registration pursuant to subsection 4.2.1 of this Agreement, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other equity securities of Pubco, if any, as to which inclusion in the Underwritten Offering has been requested pursuant to written contractual piggyback registration rights of other shareholders of Pubco, which can be sold without exceeding the Maximum Number of Securities;
(b)   If the Underwritten Offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then Pubco shall include in any such Underwritten Offering (A) first, the Ordinary Shares or other equity securities of Pubco, if any, of such requesting persons or entities, other than the Holders, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders requesting a Piggyback Registration pursuant to subsection 4.2.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other equity securities of Pubco that Pubco desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Ordinary Shares or other equity securities of Pubco for the account of other persons or entities that Pubco is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities; or

F-12

(c)   If the Underwritten Offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 4.1 hereof, then Pubco shall include in any such Registration or registered offering securities in the priority set forth in subsection 4.1.7.
4.2.3   Piggyback Registration Withdrawal.   Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Offering, and related obligations, shall be governed by subsection 4.1.8) shall have the right to withdraw from a Piggyback Registration upon written notification to Pubco and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the commencement of the Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, Pubco shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 4.2.3. Pubco (whether on its own good faith determination or as a result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw an Underwritten Offering undertaken for Pubco’s account at any time prior to the effectiveness of such Registration Statement.
4.2.4   Unlimited Piggyback Registration Rights.   For purposes of clarity, subject to subsection 4.1.8, any Piggyback Registration or Underwritten Offering effected pursuant to Section 4.2 hereof shall not be counted as an Underwritten Offering pursuant to an Underwritten Demand effected under Section 4.1 of this Agreement.
4.3   Market Stand-off.   In connection with any Underwritten Offering of equity securities of Pubco, if requested by the managing Underwriters, each Holder of Registrable Securities that participates and sells Registrable Securities in such Underwritten Offering agrees that it shall not (a) offer, sell, contract to sell, pledge (excluding bona fide pledges pursuant to margin loans or similar arrangements) or otherwise dispose of (including sales pursuant to Rule 144), directly or indirectly, any Ordinary Shares or other equity securities of Pubco, (b) enter into a transaction which would have the same effect as described in clause (a) above, (c) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences or ownership of any Ordinary Shares or other equity securities of Pubco, whether such transaction is to be settled by delivery of such Ordinary Shares or equity securities, in cash or otherwise (each of (a), (b) and (c) above, a “Sale Transaction”), or (d) publicly disclose the intention to enter into any Sale Transaction, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder that participates and sells Registrable Securities in such Underwritten Offering agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders that execute a lock-up agreement).
4.4   Restrictions on Registration Rights.   If the Holders have requested an Underwritten Offering pursuant to an Underwritten Demand and in the good faith judgment of the Board such Underwritten Offering would be seriously detrimental to Pubco and the Board concludes as a result that it is essential to defer the undertaking of such Underwritten Offering at such time, then in each case Pubco shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to Pubco to undertake such Underwritten Offering in the near future and that it is therefore essential to defer the undertaking of such Underwritten Offering. In such event, Pubco shall have the right to defer such offering for a period of not more than thirty (30) days; provided, however, that Pubco shall not defer its obligations in this manner more than once in any twelve (12) month period.
ARTICLE 5
PUBCO PROCEDURES
5.1   General Procedures.   Pubco shall use its commercially reasonable efforts to effect such Registration or Underwritten Offering to permit the resale or other disposition of such Registrable Securities in accordance with the intended plan of distribution thereof (and including all manners of distribution in such Registration Statement as Holders may reasonably request in connection with the filing of such Registration Statement

F-13

and as permitted by law, including distribution of Registrable Securities to a Holder’s members, securityholders or partners), and pursuant thereto Pubco shall, as expeditiously as possible and to the extent applicable:
5.1.1   prepare and file with the Commission after the consummation of the Business Combination a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective in accordance with Section 4.1, including filing a replacement Registration Statement, if necessary, and remain effective until all Registrable Securities covered by such Registration Statement have been sold or are no longer outstanding (such period, the “Effectiveness Period”);
5.1.2   prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, (a) as may be reasonably requested by any Holder that holds at least five-percent (5%) of the Registrable Securities registered on such Registration Statement, any Underwriter or the Sponsor (provided that at the time of such request, [Callaway] and its Permitted Transferees holds at least 25% of the amount of outstanding Ordinary Shares of Pubco that they held immediately after the Closing), or (b) as may be required by the rules, regulations or instructions applicable to the registration form used by Pubco or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the plan of distribution provided by the Holders and as set forth in such Registration Statement or supplement to the Prospectus or are no longer outstanding;
5.1.3   prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration or Underwritten Offering, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus (including each preliminary Prospectus) and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or Underwritten Offering or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that Pubco will not have any obligation to provide any document pursuant to this subsection 5.1.3 that is available on the Commission’s EDGAR system;
5.1.4   prior to any Underwritten Offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of Pubco and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that Pubco shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
5.1.5   cause all such Registrable Securities to be listed on each national securities exchange or automated quotation system on which similar securities issued by Pubco are then listed;
5.1.6   provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement or Underwritten Offering;
5.1.7   advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the

F-14

effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
5.1.8   during the Effectiveness Period, furnish a conformed copy of each filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, promptly after such filing of such documents with the Commission to each seller of such Registrable Securities or its counsel; provided that Pubco will not have any obligation to provide any document pursuant to this subsection 5.1.8 that is available on the Commission’s EDGAR system;
5.1.9   notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 5.4 of this Agreement;
5.1.10   in the event of an Underwritten Offering (including an underwritten block trade) or sale by a Financial Counterparty pursuant to such Registration, permit a representative of the Holders (such representative to be selected by a majority of the Holders), the Underwriters or other financial institutions facilitating such Underwritten Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement or the Prospectus, and cause Pubco’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives or Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to Pubco, prior to the release or disclosure of any such information;
5.1.11   obtain a comfort letter from Pubco’s independent registered public accountants in the event of an Underwritten Offering (including an underwritten block trade) or sale by a Financial Counterparty pursuant to such Registration (subject to such Financial Counterparty providing such certification or representation reasonably requested by Pubco’s independent registered public accountants and Pubco’s counsel), in customary form and covering such matters of the type customarily covered by comfort letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;
5.1.12   in the event of an Underwritten Offering (including an underwritten block trade) or sale by a Financial Counterparty pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing Pubco for the purposes of such Registration, addressed to the participating Holders, the Financial Counterparty, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, Financial Counterparty or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to such participating Holders, Financial Counterparty or Underwriter;
5.1.13   in the event of an Underwritten Offering (including an underwritten block trade) or sale by a Financial Counterparty pursuant to such Registration to which Pubco has consented, to the extent reasonably requested by such Financial Counterparty in order to engage in such offering, allow the Financial Counterparty to conduct customary “underwriter’s due diligence” with respect to Pubco;
5.1.14   in the event of any Underwritten Offering (including an underwritten block trade) or sale by a Financial Counterparty pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the Financial Counterparty of such offering or sale;
5.1.15   make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of Pubco’s first full calendar quarter after the effective date of the Registration Statement which satisfies the

F-15

provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);
5.1.16   with respect to an Underwritten Offering pursuant to subsection 4.1.5 use its commercially reasonable efforts to make available senior executives of Pubco to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering;
5.1.17   in the case of certificated Registrable Securities, cooperate with the Holders and the managing Underwriters to facilitate the timely preparation and delivery of certificates (not bearing any legends) representing Registrable Securities to be sold after receiving written representations from the Holders participating in such offering that the Registrable Securities represented by the certificates so delivered by such Holders will be transferred in accordance with the Registration Statement, and enable such Registrable Securities to be in such denominations and registered in such names as such Holders or managing Underwriters may reasonably request at least two business days prior to any sale of such Registrable Securities; and
5.1.18   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.
Notwithstanding the foregoing, Pubco shall not be required to provide any documents or information to an Underwriter or Financial Counterparty if such Underwriter or Financial Counterparty has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or Financial Counterparty, as applicable.
5.2   Registration Expenses.   The Registration Expenses in respect of all Registrations shall be borne by Pubco. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.
5.3   Requirements for Participation in Underwritten Offerings.   Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide Pubco with its requested Holder Information, Pubco may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if Pubco determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering for equity securities of Pubco pursuant to a Registration initiated by Pubco hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting arrangements approved by Pubco and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.
5.4   Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.
5.4.1   Upon receipt of written notice from Pubco that a Registration Statement or Prospectus contains or includes a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Registration Statement or Prospectus correcting the Misstatement (it being understood that Pubco hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by Pubco that the use of the Registration Statement or Prospectus may be resumed.
5.4.2   Subject to subsection 5.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration or Underwritten Offering at any time would (a) require Pubco to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to Pubco for reasons beyond Pubco’s control, or (c) in the good faith judgment of the majority of the Board, be seriously detrimental to Pubco and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued

F-16

use at such time, Pubco may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by Pubco to be necessary for such purpose. Notwithstanding the foregoing, Pubco may delay or suspend continued use of a Registration Statement or Prospectus in respect of a Registration or Underwritten Offering in order to file and make effective a post-effective amendment to such Registration Statement in connection with the filing of Pubco’s Annual Report on Form 10-K, and such suspension shall not be subject to the provisions of subsection 5.4.4. In the event Pubco exercises its rights under the preceding sentences in this Section 5.4, the Holders agree to suspend, immediately upon their receipt of the notices referred to in this Section 5.4, their use of the Registration Statement or Prospectus in connection with any resale or other disposition of Registrable Securities. Pubco shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 5.4.
5.4.3   Subject to subsection 5.4.4, (a) during the period starting with the date thirty (30) days prior to Pubco’s good faith estimate of the date of the filing of, and ending on a date sixty (60) days after the effective date of, a Pubco-initiated Registration and provided that Pubco continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Registration Statement, or (b) if, pursuant to subsection 4.1.5, Holders have requested an Underwritten Offering and Pubco and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, Pubco may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to subsection 4.1.5 or Section 4.4.
5.4.4   The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to subsection 5.4.2 or a registered offering pursuant to subsection 5.4.3 shall be exercised by Pubco on not more than two (2) occasions and, in the aggregate, for not more than sixty (60) consecutive calendar days or more than one hundred-twenty (120) total calendar days in each case, during any twelve (12)-month period, except with the consent of the Holders holding a majority of the Registrable Securities initially requesting such registration.
5.5   Reporting Obligations.   As long as any Holder shall own Registrable Securities, Pubco, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by Pubco after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. Pubco further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to resell or otherwise dispose of shares of Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any customary legal opinions. Upon the request of any Holder, Pubco shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.
ARTICLE 6
INDEMNIFICATION AND CONTRIBUTION
6.1   Indemnification.
6.1.1   Pubco agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) (collectively, the “Holder Indemnified Persons”) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees and inclusive of all reasonable attorneys’ fees arising out of the enforcement of each such persons’ rights under this subsection 6.1.1) resulting from any Misstatement, except insofar as the same are caused by or contained or included in any information furnished in writing to Pubco by or on behalf of such Holder Indemnified Person specifically for use in the Registration Statement or Prospectus in which the Misstatement was made.
6.1.2   In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to Pubco in writing such information and affidavits as Pubco reasonably requests for use in connection with any such Registration Statement or Prospectus and, to

F-17

the extent permitted by law, shall, severally and not jointly, indemnify Pubco, its officers, directors, employees, advisors, agents, representatives and each person who controls Pubco (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees and inclusive of all reasonable attorneys’ fees arising out of the enforcement of each such persons’ rights under this subsection 6.1.2) resulting from any Misstatement, but only to the extent that the same are made in reliance on and in conformity with information relating to the Holder so furnished in writing to Pubco by or on behalf of such Holder specifically for use in the Registration Statement or Prospectus in which the Misstatement was made. In no event shall the liability of any selling Holder hereunder be greater in amount than the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement giving rise to such indemnification obligation.
6.1.3   Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim or there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
6.1.4   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities.
6.1.5   If the indemnification provided under Section 6.1 is held by a court of competent jurisdiction to be unavailable to an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall to the extent permitted by law contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by a court of law by reference to, among other things, whether the Misstatement relates to information supplied by such indemnifying party or such indemnified party and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 6.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 6.1.1, 6.1.2 and 6.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 6.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 6.1.5. No person guilty of fraudulent misrepresentation

F-18

(within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 6.1.5 from any person who was not guilty of such fraudulent misrepresentation.
ARTICLE 7
MISCELLANEOUS
7.1   Notices.   Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service or sent by overnight mail via a reputable overnight carrier, in each case providing evidence of delivery or (c) transmission by facsimile or email. Each notice or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third (3rd) business day following the date on which it is mailed, in the case of notices delivered by courier service, hand delivery or overnight mail, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation, and in the case of notices delivered by facsimile or email, at such time as it is successfully transmitted to the addressee. Any notice or communication under this Agreement must be addressed, if to Pubco, to: Beyaz Gelincik Sk. No:2, 34699 Üsküdar/Istanbul, Turkey, Attention: Alper Öktem, CEO; Cankut Durgun, President, or by email at: Alper@marti.tech; Cankut@marti.tech; to the Sponsor, to: 2001 S Street NW, Suite 320, Washington, DC 20009, or by email at: s.kemalkaya@gmail.com; and, if to any other Holder, to the address of such Holder as it appears in the applicable register for the Registrable Securities or such other address as may be designated in writing by such Holder (including on the signature pages hereto). Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 7.1.
7.2   Assignment; No Third Party Beneficiaries.
7.2.1   This Agreement and the rights, duties and obligations of Pubco hereunder may not be assigned or delegated by Pubco in whole or in part.
7.2.2   This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors.
7.2.3   This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and this Section 7.2 hereof.
7.2.4   No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate Pubco unless and until Pubco shall have received (a) written notice of such assignment as provided in Section 7.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to Pubco, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 7.2 shall be null and void. Notwithstanding the foregoing, the rights, duties and obligations under Article 2 and Article 3 may not be assigned or delegated by the parties thereto in whole or in part.
7.3   Counterparts.   This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.
7.4   Governing Law; Venue.
7.4.1   SUBJECT TO SUBSECTION 7.4.3, NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT

F-19

OF LAW PROVISIONS OF SUCH JURISDICTION; PROVIDED THAT SUBSECTION 7.4.3 AND SECTION 7.10 OF THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF ENGLAND AND WALES.
7.4.2   Waiver of Trial by Jury.   EACH PARTY (OTHER THAN EBRD) HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE HOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.
7.4.3   EACH PARTY AGREES THAT, WITH RESPECT TO EBRD, ANY DISPUTE ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE INTERPRETATION, MAKING, PERFORMANCE, BREACH OR TERMINATION THEREOF, SHALL BE SETTLED BY ARBITRATION IN ACCORDANCE WITH THE UNCITRAL ARBITRATION RULES AS REVISED IN 2010 (THE “RULES”). THERE SHALL BE ONE (1) ARBITRATOR AND THE APPOINTING AUTHORITY SHALL BE LCIA (LONDON COURT OF INTERNATIONAL ARBITRATION). THE SEAT AND PLACE OF ARBITRATION SHALL BE LONDON, ENGLAND AND THE ENGLISH LANGUAGE SHALL BE USED THROUGHOUT THE ARBITRAL PROCEEDINGS. THE PARTIES HEREBY WAIVE ANY RIGHTS UNDER THE ARBITRATION ACT 1996 OR OTHERWISE TO APPEAL ANY ARBITRATION AWARD TO, OR TO SEEK A DETERMINATION OF A PRELIMINARY POINT OF LAW BY, THE COURTS OF ENGLAND. THE ARBITRAL TRIBUNAL SHALL NOT BE AUTHORIZED TO GRANT, AND EACH PARTY HERETO AGREES THAT IT WILL NOT SEEK FROM ANY JUDICIAL AUTHORITY, ANY INTERIM MEASURES OR PRE-AWARD RELIEF AGAINST EBRD, ANY PROVISIONS OF THE RULES NOTWITHSTANDING. THE ARBITRAL TRIBUNAL SHALL HAVE AUTHORITY TO CONSIDER AND INCLUDE IN ANY PROCEEDING, DECISION OR AWARD ANY FURTHER DISPUTE PROPERLY BROUGHT BEFORE IT BY EBRD INSOFAR AS SUCH DISPUTE ARISES OUT OF ITS OWNERSHIP OF EQUITY SECURITIES, BUT, SUBJECT TO THE FOREGOING, NO OTHER PARTIES OR OTHER DISPUTES SHALL BE INCLUDED IN, OR CONSOLIDATED WITH, THE ARBITRAL PROCEEDINGS. NOTWITHSTANDING THE FOREGOING, THIS AGREEMENT AND ANY RIGHTS OF EBRD ARISING OUT OF OR RELATING TO THIS AGREEMENT, MAY, AT THE OPTION OF EBRD, BE ENFORCED BY EBRD IN THE DELAWARE CHANCERY COURT.
7.5   Amendments and Modifications.   Upon the written consent of (a) each of Pubco, the Sponsor, Durgun and Oktem, with respect to waivers, amendments or modifications of Article 2, Article 3, Article 1 (to the extent that it relates to Article 2 or Article 3) or this Article 7 (to the extent that it relates to Article 2 or Article 3), or (b) each of Pubco and the Holders of at least a majority in interest of the Registrable Securities at the time in question, with respect to waivers, amendments or modifications of Article 4, Article 5, Article 6, Article 1 (to the extent that it relates to Article 4, Article 5 or Article 6) or this Article 7 (to the extent that it relates to Article 4, Article 5 or Article 6), compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects any Holder, solely in his, her or its capacity as a holder of the shares of capital stock of Pubco, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of each such Holder so affected; provided, further, Subsections 7.4.1 and 7.4.3 and Section 7.10 may not be waived, amended or modified without the prior written consent of EBRD. No course of dealing between any Holder or Pubco and any other party hereto or any failure or delay on the part of a Holder or Pubco in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or Pubco. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

F-20

7.6   Other Registration Rights.5   Pubco represents and warrants that no person, other than (a) a Holder of Registrable Securities, (b) the [PIPE investors] and (c) the holders of Pubco’s warrants pursuant to that certain Warrant Agreement, dated as of [•], 2021, by and between Pubco and Continental Stock Transfer & Trust Company, has any right to require Pubco to register any securities of Pubco for sale or to include such securities of Pubco in any Registration by Pubco for the sale of securities for its own account or for the account of any other person. Further, Pubco represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
7.7   Term.   Section 4 and Section 5 shall each terminate in accordance with its terms. The remainder of this Agreement shall terminate upon the earlier of (a) the tenth (10th) anniversary of the date of this Agreement and (b) the date as of which the Holders cease to hold any Registrable Securities. The provisions of Article 6 shall survive any termination.
7.8   Severability.   It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
7.9   Entire Agreement; Restatement.   This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the RRA shall no longer be of any force or effect.
7.10   Privileges and Immunities of EBRD.   Nothing in this Agreement shall be construed as a waiver, renunciation or other modification of any immunities, privileges or exemptions of EBRD accorded under the Agreement Establishing the European Bank for Reconstruction and Development, international convention or any applicable law. Notwithstanding the foregoing, EBRD has made an express submission to arbitration under Section 7.4.3, above, and accordingly, and without prejudice to its other privileges and immunities (including, without limitation, the inviolability of its archives), it acknowledges that it does not have immunity from suit and legal process under Article 5(2) of Statutory Instrument 1991, No. 757 (The European Bank for Reconstruction and Development (Immunities and Privileges) Order 1991), or any similar provision under English law, in respect of the enforcement of an arbitration award duly made against it as a result of its express submission to arbitration pursuant to Section 7.4.3.
[Signature Page Follows]

5   NTD: PIPE investors to be added as an exception.

F-21

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
PUBCO:
[SPAC]
a Delaware corporation
By:

Name:
[•]

Title:
[•]

SPONSOR:
GALATA ACQUISITION SPONSOR, LLC
a Delaware limited liability company
By:

Name:
[•]

Title:
[•]

Title:
[•]

OKTEM:
By:	Alper Öktern
DURGUN:
By:	Cankut Durgun
[Signature Page to Investor Rights Agreement]

HOLDERS:
By:	Name: [•]
Title: [•]
[Signature Page to Investor Rights Agreement]

Exhibit A
1.
Any liquidation, dissolution, receivership, bankruptcy or other insolvency proceeding of Pubco or any of its subsidiaries.

2.
Any material change in the nature of the business of Pubco and its subsidiaries.

3.
Any repurchase of Ordinary Shares or other equity securities of Pubco, except for repurchases pursuant to a repurchase plan or certain repurchases from employees, in each case, which are approved by the Board

4.
Incurrence of indebtedness for borrowed money by Pubco and/or any of its subsidiaries in an aggregate principal amount in excess of $5 million, other than borrowings under an existing revolving credit facility

5.
Any amendment of the organizational documents of Pubco or any of its subsidiaries

6.
Designation of any class of equity securities

7.
Any issuance of equity securities or rights to acquire equity securities, other than pursuant to employee incentive plans approved by the Board

8.
Declaration of dividends or reclassification of equity securities or securities convertible into equity securities (other than any such declaration or reclassification with respect to a wholly owned subsidiary of Pubco)

9.
Establishment of, or amendment or modification to, any employee incentive plans of Pubco or any of its subsidiaries

Exhibit B
1.
Entering into or effecting a transaction in which any one Person, or more than one Person that are Affiliates or that are acting as a group, acquire ownership of equity securities of Pubco which, together with the equity securities of Pubco held by such Person, such Person and its Affiliates or such group, constitutes more than 50% of the total voting power or economic rights of the equity securities of Pubco

2.
Entering into agreements providing for or consummating the acquisition or divestiture of assets or equity security of any Person, with aggregate consideration in excess of $5 million in a single transaction or series of related transactions, whether by purchase, sale, contribution, merger or otherwise

3.
Entering into any joint venture or similar business alliance having a fair market value in excess of $5 million

ANNEX G
THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
[ • ]
(ADOPTED BY SPECIAL RESOLUTION DATED [ • ], 2022 AND EFFECTIVE ON [ • ], 2022)

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
[ • ]
(ADOPTED BY SPECIAL RESOLUTION DATED [ • ], 2022 AND EFFECTIVE ON [ • ], 2022)
1
The name of the Company is [ • ].

2
The Registered Office of the Company shall be at the offices of [ • ], or at such other place as the Directors may from time to time decide.

3
The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4
The liability of each Member is limited to the amount unpaid on such Member’s shares.

5
The authorised share capital of the Company is (i) US$[ • ] divided into [ • ] Class A ordinary shares of a par value of US$0.0001 each and (ii) [ • ] preference shares of a par value of US$0.0001 each.

6
The Company has the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7
Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the same meaning as those given in the Amended and Restated Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
[ • ]
(ADOPTED BY SPECIAL RESOLUTION DATED [ • ], 2022 AND EFFECTIVE ON [ • ], 2022)
1
Interpretation

1.1
In these Articles, unless otherwise defined, the defined terms shall have the meanings assigned to them as follows:

“Affiliate”	of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.
“Applicable Law”	means, with respect to any Person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.
“Articles”	means these Amended and Restated Articles of Association of the Company, as from time to time altered or added to in accordance with the Statute and these Articles.
“Audit Committee”	means the audit committee of the Board established pursuant to the Articles, or any successor committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Board”	means the board of directors of the Company.
“Business Day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City and the Cayman Islands.
“Clearing House”	means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.
“Company”	means the above named company.
“Company Employee”	means any employee of, or service provider to, the Company or any of its subsidiaries.
“Company’s Website”	means the website of the Company, the address or domain name of which has been notified to Members.
“Compensation Committee”	means the compensation committee of the Board established pursuant to the Articles, or any successor committee.
“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including the New York Stock Exchange.

“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on shares pursuant to these Articles.
“electronic communication”	means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the SEC) or other electronic delivery methods as otherwise decided and approved by the Directors.
“electronic record”	has the same meaning as in the Electronic Transactions Act.
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.
“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.
“Galata Parties”	means any holder of Class B ordinary shares of Galata Acquisition Corp. or any holder of private placement warrants issued by Galata Acquisition Corp., in each case, immediately prior to the Merger.
“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.
“Lockup Period”	means the period commencing on [•], 2022 and ending on the earlier of (a) the date that is thirteen (13) months following [•], 2022 and (b) the date on which the last reported sale price of the Ordinary Shares on the Designated Stock Exchange equals or exceeds US$[•] per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any consecutive thirty (30) trading day period.
“Lockup Securities”	means: (i) Ordinary Shares issued to a Company Employee as consideration pursuant to the Merger; (ii) stock options or other equity awards in respect of Ordinary Shares issued to a Company Employee; or (iii) Ordinary Shares underlying any stock options or other equity awards in respect of Ordinary Shares issued to a Company Employee.
“Member”	has the same meaning given to it in the Statute.
“Memorandum”	means the amended and restated memorandum of association of the Company.
“Merger”	has the same meaning given to it in the Business Combination Agreement, dated [•], by and among the Company, [Merger Sub] and Marti Technologies, Inc.
“Nominating and Corporate Governance Committee”	means the nominating and corporate governance committee of the Board established pursuant to the Articles, or any successor committee.
“Officer”	means a person appointed to hold an office in the Company.

“Ordinary Resolution”	means (i) a resolution passed by a simple majority of votes cast by such Members as, being entitled to do so, vote in person or, in the case of any Member being an organisation, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting of the Company or (ii) a unanimous written resolution.
“Ordinary Share”	means a Class A ordinary share in the share capital of the Company of US$0.0001 nominal or par value designated as Ordinary Shares, and having the rights provided for in these Articles.
“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires.
“Preferred Share”	means a preferred share in the share capital of the Company of US$0.0001 each nominal or par value designated as Preferred Shares, and having the rights provided for in these Articles.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Seal”	means the common seal of the Company including any facsimile thereof.
“SEC”	means the United States Securities and Exchange Commission.
“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.
“Share”	means any share in the capital of the Company, including the Ordinary Shares, Preferred Shares and shares of other classes.
“signed”	means a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication.
“Special Resolution”	means (i) a resolution passed by not less than two-thirds of votes cast by such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution, has been duly given or (ii) a unanimous written resolution.
“Statute”	means the Companies Act (As Revised) of the Cayman Islands.

“Transfer”	means the (i) sale of, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) any other transfer (directly or indirectly, by operation of law or otherwise, and whether or not for consideration or of record) of any security.
“Treasury Share”	means a share held in the name of the Company as a treasury share in accordance with the Statute.

1.2
In these Articles, save where the context requires otherwise:

(a)
words importing the singular number include the plural number and vice versa;

(b)
words importing one gender include all other genders;

(c)
words importing persons include corporations as well as any other legal or natural person;

(d)
“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)
“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)
references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)
any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)
the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)
headings are inserted for reference only and shall be ignored in construing the Articles;

(j)
any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)
any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)
sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)
the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)
the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2
Commencement of Business

2.1
The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2
The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3
Issue of Shares and other Securities

3.1
Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may, in their absolute discretion and without approval of the holders of Ordinary Shares, allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise, any or all of which may be greater than the powers and rights associated with the Ordinary Shares, to such persons, at such times and on such other terms as they think proper, which shall be conclusively evidenced by their approval of the terms thereof, and may also (subject to the Statute and these Articles) vary such rights.

3.2
The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3
The Company shall not issue shares in bearer form and shall only issue shares as fully paid.

4
Ordinary Shares

4.1
The holders of the Ordinary Shares shall be:

(a)
entitled to dividends in accordance with the relevant provisions of these Articles;

(b)
entitled to and are subject to the provisions in relation to winding up of the Company provided for in these Articles;

(c)
entitled to attend general meetings of the Company and shall be entitled to one vote for each Ordinary Share registered in his or her name in the Register of Members, both in accordance with the relevant provisions of these Articles.

4.2
All Ordinary Shares shall rank pari passu with each other in all respects.

5
Preferred Shares

5.1
Preferred Shares may be issued from time to time in one or more series, each of such series to have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed, or in any resolution or resolutions providing for the issue of such series adopted by the Directors as hereinafter provided.

5.2
Authority is hereby granted to the Directors, subject to the provisions of the Memorandum, these Articles and applicable law, to create one or more series of Preferred Shares and, with respect to each such series, to fix by resolution or resolutions, without any further vote or action by the Members of the Company providing for the issue of such series:

(a)
the number of Preferred Shares to constitute such series and the distinctive designation thereof;

(b)
the dividend rate on the Preferred Shares of such series, the dividend payment dates, the periods in respect of which dividends are payable (“Dividend Periods”), whether such dividends shall be cumulative and, if cumulative, the date or dates from which dividends shall accumulate;

(c)
whether the Preferred Shares of such series shall be convertible into, or exchangeable for, Shares of any other class or classes or any other series of the same or any other class or classes of Shares and the conversion price or prices or rate or rates, or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided in such resolution or resolutions;

(d)
the preferences, if any, and the amounts thereof, which the Preferred Shares of such series shall be entitled to receive upon the winding up of the Company;

(e)
the voting power, if any, of the Preferred Shares of such series;

(f)
transfer restrictions and rights of first refusal with respect to the Preferred Shares of such series; and

(g)
such other terms, conditions, special rights and provisions as may seem advisable to the Directors.

5.3
Notwithstanding the fixing of the number of Preferred Shares constituting a particular series upon the issuance thereof, the Directors at any time thereafter may authorise the issuance of additional Preferred Shares of the same series subject always to the Statute and the Memorandum.

5.4
No dividend shall be declared and set apart for payment on any series of Preferred Shares in respect of any Dividend Period unless there shall likewise be or have been paid, or declared and set apart for payment, on all Preferred Shares of each other series entitled to cumulative dividends at the time outstanding which rank senior or equally as to dividends with the series in question, dividends rateably in accordance with the sums which would be payable on the said Preferred Shares through the end of the last preceding Dividend Period if all dividends were declared and paid in full.

5.5
If, upon the winding up of the Company, the assets of the Company distributable among the holders of any one or more series of Preferred Shares which (a) are entitled to a preference over the holders of the Ordinary Shares upon such winding up; and (b) rank equally in connection with any such distribution, shall be insufficient to pay in full the preferential amount to which the holders of such Preferred Shares shall be entitled, then such assets, or the proceeds thereof, shall be distributed among the holders of each such series of the Preferred Shares rateably in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full.

6
Register of Members

6.1
The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute, provided that for so long as the securities of the Company are listed for trading on the Designated Stock Exchange, title to such securities may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of the Designated Stock Exchange.

6.2
The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

7
Closing Register of Members or Fixing Record Date

7.1
For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

7.2
In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

7.3
If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

8
Certificates for Shares

8.1
A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

8.2
The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

8.3
If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

8.4
Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

8.5
Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

9
Transfer of Shares

9.1
Subject to the terms of the Articles, including Article 9.4, any Member may transfer all or any of his or her Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

9.2
The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.
9.3
The Directors may, in their absolute discretion, decline to register any transfer of Shares, subject to any applicable requirements imposed from time to time by the Commission and the Designated Stock Exchange.

9.4
Subject to Article 9.5 and Article 9.7, during the Lockup Period no Company Employee shall Transfer any Lockup Securities.

9.5
Notwithstanding Article 9.4, Transfers of Lockup Securities are permitted:

(a)
if such Transfer has been approved by the Board, which approval must include the affirmative vote or written consent of the Class III Director nominated by [Callaway];

(b)
in the case of an individual, by a gift to a member of the Company Employee’s immediate family, or to a trust, the beneficiary of which is the Company Employee or a member of the Company Employee’s immediate family;

(c)
to a charitable organization;

(d)
in the case of an individual, by virtue of laws of descent and distribution upon death of the individual;

(e)
in the case of an individual, pursuant to a qualified domestic relations order;

(f)
in the event of the Company’s completion of a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of the Members having the right to exchange their Ordinary Shares for cash, securities or other property subsequent to the date hereof;

(g)
by any Company Employee to any of its controlled Affiliates; or

(h)
to the Company in connection with the exercise or vesting of any equity award covering Ordinary Shares (including by way of “net” or “cashless” exercise).

9.6
Any Transfer or attempted Transfer of any Lockup Securities in violation of Article 9.4 shall be null and void. No such Transfer shall be recorded on the Company’s books, including the Register of Members, and the purported transferee in any such Transfer shall not be treated (and the Company Employee proposing to make any such Transfer shall continue to be treated) as the owner of such Ordinary Shares for all purposes.

9.7
Any person to whom a Company Employee Transfers Lockup Securities during the Lockup Period will be, and the Lockup Securities Transferred to such person shall be, subject to the Lockup Period, the restrictions on Transfers and permitted Transfer provisions in accordance with this Article 9.

10
Redemption, Purchase and Surrender of Shares, Treasury Shares

10.1
Subject to the provisions, if any, in these Articles, the Memorandum, applicable law, including the Statute, and the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may:

(a)
issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as the Directors may, before the issue of such shares, determine; and

(b)
purchase its own shares (including any redeemable shares) in such manner and on such other terms as the Directors may agree with the relevant Member, provided that the manner of purchase is in accordance with any applicable requirements imposed from time to time by the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law;

For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.
10.2
The Company may make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Statute, including out of capital.

10.3
The Directors may accept the surrender for no consideration of any fully paid share.

10.4
The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

10.5
The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

11
Variation of Rights Attaching to Shares

11.1
Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of shares of the relevant class. To any such meeting all the provisions of these Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll.

11.2
For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of shares.

11.3
The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu therewith.

12
Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his or her subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up shares. The Company may also on any issue of shares pay such brokerage as may be lawful.
13
Non-Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any share other than an absolute right to the entirety thereof in the holder.

14
Lien on Shares

14.1
The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his or her estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

14.2
The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

14.3
To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his or her nominee shall be registered as the holder of the Shares comprised in any such transfer, and he or she shall not be bound to see to the application of the purchase money, nor shall his or her title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

14.4
The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

15
Call on Shares

15.1
Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him or her notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

15.2
A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

15.3
The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

15.4
If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

15.5
An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

15.6
The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

15.7
The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him or her, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

15.8
No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

16
Forfeiture of Shares

16.1
If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

16.2
If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

16.3
A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

16.4
A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him or her to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his or her liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him or her in respect of those Shares.

16.5
A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his or her title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

16.6
The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

17
Transmission of Shares

17.1
If a Member dies, the survivor or survivors (where he or she was a joint holder) or his or her legal personal representatives (where he or she was a sole holder), shall be the only persons recognised by the Company as having any title to his or her shares. The estate of a deceased Member is not thereby released from any liability in respect of any share, for which he or she was a joint or sole holder.

17.2
Any person becoming entitled to a share in consequence of the death or bankruptcy, liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him or her to the

Company, either to become the holder of such share or to have some person nominated by him or her registered as the holder of such share. If he or she elects to have another person registered as the holder of such share he or she shall sign an instrument of transfer of that share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the relevant Member before his or her death or bankruptcy, liquidation or dissolution, as the case may be.
17.3
A person becoming entitled to a share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he or she would be entitled if he or she were the holder of such share. However, he or she shall not, before becoming a Member in respect of a share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or herself or to have some person nominated by him or her be registered as the holder of the share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the relevant Member before his or her death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to these Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

18
Alteration of Capital

18.1
Subject to these Articles, the Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe.

18.2
Subject to these Articles, the Company may by Ordinary Resolution:

(a)
consolidate and divide all or any of its share capital into shares of larger amount than its existing shares, provided that any fractions of a share that result from such a consolidation or division of its share capital shall be automatically repurchased by the Company at (i) the market price on the date of such consolidation or division, in the case of any shares listed on a Designated Stock Exchange and (ii) a price to be agreed between the Company and the applicable Member in the case of any shares not listed on a Designated Stock Exchange;

(b)
sub-divide its existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

(c)
divide shares into multiple classes; and

(d)
cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

18.3
All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

18.4
Subject to these Articles, the Company may by Special Resolution:

(a)
change its name;

(b)
alter or add to the Articles;

(c)
alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)
reduce its share capital and any capital redemption reserve in any manner authorised by law.

19
Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.
20
General Meetings

20.1
All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

20.2
The Company shall hold a general meeting as its annual general meeting each year, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall approve. At these meetings the report of the Directors (if any) shall be presented.

20.3
Extraordinary general meetings for any purpose or purposes may be called at any time by a resolution adopted by the majority of the Directors, and may not be called by any other person or persons. The Directors acting pursuant to a resolution may postpone, reschedule or cancel any previously scheduled extraordinary general meeting, before or after the notice for such meeting has been sent. Business transacted at any extraordinary general meeting shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

20.4
A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

21
Notice of Business to be Brought before a Meeting

21.1
No business may be transacted at any extraordinary general meeting other than the business specified in the notice of such meeting. The Board may postpone, reschedule or cancel any previously scheduled extraordinary general meeting.

21.2
At an annual general meeting of the Company, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual general meeting, business must be (a) specified in a notice of meeting given by or at the direction of the Board, (b) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or the Chairman of the Board or (c) otherwise properly brought before the meeting by a Member present in person who (1) (x) was a record owner of shares of the Company both at the time of giving the notice provided for in this Article 21 and at the time of the meeting, (y) is entitled to vote at the meeting, and (z) has complied with this Article 21 in all applicable respects or (2) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. The foregoing provision (z) shall be the exclusive means for a Member to propose business to be brought before an annual general meeting. The only matters that may be brought before an extraordinary general meeting are the matters specified in the notice of such meeting, and Members shall not be permitted to propose business to be brought before an extraordinary general meeting. For purposes of this Article 21, “present in person” shall mean that the Member proposing that the business be brought before the annual meeting of the Company, or a qualified representative of such proposing Member, appear at such annual general meeting. A “qualified representative” of such proposing Member shall be a duly authorized officer, manager or partner of such Member or any other person authorized by a writing executed by such Member or an electronic transmission delivered by such Member to act for such Member as proxy at the meeting of Members and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Members. Members seeking to nominate persons for election to the Board must comply with Article 22 and Article 23 and this Article 21 shall not be applicable to nominations except as expressly provided in Article 22 and Article 23.

21.3
Without qualification, for business to be properly brought before an annual general meeting by a Member, the Member must (A) provide Timely Notice (as defined below) thereof in writing and in proper form to the Directors of the Company and (B) provide any updates or supplements to such notice at the times and in the forms required by this Article 21. To be timely, a Member’s notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting. In the case of the first annual general meeting following the date hereof, notice by the Member to be timely must be so delivered, or mailed and received, not later than the tenth (10th) day following the day on which public disclosure of the date of such annual general meeting was first made by the Company (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual general meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

21.4
To be in proper form for purposes of this Article 21, a Member’s notice to the Directors shall set forth:

(a)
As to each Proposing Person (as defined below), (i) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Company’s books and records); and (ii) the class and number of shares of the Company that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Company as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (i) and (ii) are referred to as “Stockholder Information”);

(b)
As to each Proposing Person, (i) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a‑1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Company; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (ii) any rights to dividends on the shares of any class or series of shares of the Company owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Company, (iii) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Company or any of its officers or directors, or any affiliate of the Company, (iv) any other material relationship between such Proposing Person, on the one hand, and the Company, any affiliate of the Company, on the other hand, (v) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Company or any affiliate of the Company (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (vi) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the issued share capital of the Company required to approve or adopt the proposal or otherwise solicit proxies from Members in support of such proposal and (vii) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (i) through (vii) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the member directed to prepare and submit the notice required by these Articles on behalf of a beneficial owner; and
(c)
As to each item of business that the Member proposes to bring before the annual general meeting, (i) a brief description of the business desired to be brought before the annual general meeting, the reasons for conducting such business at the annual general meeting and any material interest in such business of each Proposing Person, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Articles, the language of the proposed amendment), and (iii) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Company (including their names) in connection with the proposal of such business by such Member; and (iv) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (c) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the Member directed to prepare and submit the notice required by these Articles on behalf of a beneficial owner.

For purposes of this Article 21, the term “Proposing Person” shall mean (i) the Member providing the notice of business proposed to be brought before an annual general meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such Member in such solicitation.
(d)
A Proposing Person shall update and supplement its notice to the Directors of its intent to propose business at an annual general meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Article 21 shall be true and correct as of the record date for Members entitled to vote at the meeting and as of the date that is ten (10) Business Days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received at the principal executive offices of the Company not later than five (5) Business Days after the record date for Members entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) Business Days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) Business Days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Article of these Articles shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a Member, extend any applicable deadlines hereunder or enable or be deemed to permit a Member who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the Members.
(e)
Notwithstanding anything in these Articles to the contrary, no business shall be conducted at an annual general meeting that is not properly brought before the meeting in accordance with this Article 21. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Article 21, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(f)
This Article 21 is expressly intended to apply to any business proposed to be brought before an annual general meeting other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Company’s proxy statement. In addition to the requirements of this Article 21 with respect to any business proposed to be brought before an annual general meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Article 21 shall be deemed to affect the rights of Members to request inclusion of proposals in the Company’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(g)
For purposes of these Articles, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Company with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

22
Notice of Nominations for Election to the Board

(a)
Nominations of any person for election to the Board at an annual general meeting or at an extraordinary general meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such extraordinary general meeting) may be made at such meeting only (i) by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these Articles, or (ii) by a Member present in person (A) who was a record owner of shares of the Company both at the time of giving the notice provided for in this Article 22 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Article 22 and Article 23 as to such notice and nomination. For purposes of this Article 22, “present in person” shall mean that the Member proposing that the business be brought before the meeting of the Company, or a qualified representative of such Member, appear at such meeting. A “qualified representative” of such proposing Member shall be a duly authorized officer, manager or partner of such Member or any other person authorized by a writing executed by such Member or an electronic transmission delivered by such Member to act for such Member as proxy at the meeting of Members and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Members. The foregoing clause (ii) shall be the exclusive means for a Member to make any nomination of a person or persons for election to the Board at an annual general meeting or extraordinary general meeting.

(b)
(i)
Without qualification, for a Member to make any nomination of a person or persons for election to the Board at an annual general meeting, the member must (1) provide Timely Notice (as defined in Article 21) thereof in writing and in proper form to the Directors of the Company, (2) provide the information, agreements and questionnaires with respect to such Member and its candidate for nomination as required to be set forth by this Article 22 and Article 23 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Article 22 and Article 23. Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling an extraordinary general meeting, then for a Member to make any nomination of a person or persons for election to the Board at an extraordinary general meeting, the Member must (i) provide timely notice thereof in writing and in proper form to the Directors of the Company at the principal executive offices of the Company.

(ii)
provide the information with respect to such Member and its candidate for nomination as required by this Article 22 and Article 23 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Article 22. To be timely, a Member’s notice for nominations to be made at an extraordinary general meeting must be delivered to, or mailed and received at, the principal executive offices of the Company not earlier than the one hundred twentieth (120th) day prior to such extraordinary general meeting and not later than the ninetieth (90th) day prior to such extraordinary general meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Article 21) of the date of such extraordinary general meeting was first made.

(iii)
In no event shall any adjournment or postponement of an annual general meeting or extraordinary general meeting or the announcement thereof commence a new time period for the giving of a Member’s notice as described above.

(iv)
In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by Members at the applicable meeting. If the Company shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Article 22(b)(ii) or (iii) the tenth day following the date of public disclosure (as defined in Article 21) of such increase.

(c)
To be in proper form for purposes of this Article 22, a Member’s notice to the Directors shall set forth:

(i)
As to each Nominating Person (as defined below), the Stockholder Information (as defined in Article 21.4(a), except that for purposes of this Article 22 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Article 21.4(a));

(ii)
As to each Nominating Person, any Disclosable Interests (as defined in Article 21.4(b), except that for purposes of this Article 22 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Article 21.4(b) and the disclosure with respect to the business to be brought before the meeting in Article 21.4(b) shall be made with respect to the election of directors at the meeting); and

(iii)
As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a Member’s notice pursuant to this Article 22 and Article 23 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Article 23(a).

For purposes of this Article 22, the term “Nominating Person” shall mean (i) the Member providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.
(d)
A Member providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Article 22 shall be true and correct as of the record date for Members entitled to vote at the meeting and as of the date that is ten (10) Business Days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received at the principal executive offices of the Company not later than five (5) Business Days after the record date for Members entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) Business Days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) Business Days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Article of these Articles shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a Member, extend any applicable deadlines hereunder or enable or be deemed to permit a Member who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

In addition to the requirements of this Article 22 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.
23
Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.

(a)
To be eligible to be a candidate for election as a director of the Company at an annual general meeting or extraordinary general meeting, a candidate must be nominated in the manner prescribed in Article 22 and the candidate for nomination, whether nominated by the Board or by a Member of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board), to the Directors at the principal executive offices of the Company, (1) a completed written questionnaire (in a form provided by the Company) with respect to the background, qualifications, share ownership and independence of such proposed nominee, and such additional information with respect to such proposed nominee as would be required to be provided by the Company pursuant to Schedule 14A if such proposed nominee were a participant in the solicitation of proxies by the Company in connection with such annual general meeting or extraordinary general meeting and (2) a written representation and agreement (in form provided by the Company) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (x) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Company, will act or vote on any issue or question (a “Voting Commitment”) or (y) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Company, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Company, (C) if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock or share ownership and trading and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Company shall provide to such candidate for nomination all such policies and guidelines then in effect), (D) if elected as director of the Company, intends to serve the entire term until the next meeting at which such candidate would face re-election and (E) consents to being named as a nominee in the Company’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Company and agrees to serve if elected as a director.
(b)
The Board may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board in writing prior to the meeting of Members at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Company in accordance with the Company’s Corporate Governance Guidelines.

(c)
A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Article 23, if necessary, so that the information provided or required to be provided pursuant to this Article 23 shall be true and correct as of the record date for Members entitled to vote at the meeting and as of the date that is ten (10) Business Days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Company (or any other office specified by the Company in any public announcement) not later than five (5) Business Days after the record date for Members entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) Business Days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) Business Days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Article of these Articles shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a Member, extend any applicable deadlines hereunder or enable or be deemed to permit a Member who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the Members.

(d)
No candidate shall be eligible for nomination as a director of the Company unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Article 22 and this Article 23, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Article 22 and this Article 23, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(e)
Notwithstanding anything in these Articles to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Company unless nominated and elected in accordance with Article 22 and this Article 23.

24
Notice of General Meetings

24.1
The notice of any general meeting of Members shall be sent or otherwise given in accordance with these Articles not less than ten (10) calendar days (but not more than sixty (60) calendar days) before the date of the meeting to each Member entitled to vote at such meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which Members and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of an extraordinary general meeting, the purpose or purposes for which the meeting is called. The notice shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:
(a)
in the case of an annual general meeting, by all the Members (or their proxies) entitled to attend and vote thereat; and

(b)
in the case of an extraordinary general meeting, by the Members (or their proxies) having a right to attend and vote at the meeting, together holding not less than a majority of the shares giving that right.

24.2
The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a Special Resolution shall specify the intention to propose the resolution as a Special Resolution. Notice of every general meeting shall be given to all Members other than such as, under the provisions hereof or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company.

24.3
In cases where instruments of proxy are sent out with a notice of general meeting, the accidental omission to send such instrument of proxy to, or the non-receipt of any such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

24.4
The accidental omission to give notice of a meeting to or the non receipt of a notice of a meeting by any Member shall not invalidate the proceedings at any meeting.

25
Proceedings at General Meetings

25.1
The date and time of the opening and the closing of the polls for each matter upon which the Members will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The person presiding over any meeting of Members shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to Members entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of Members, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered.

25.2
No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. Members holding in aggregate not less than a simple majority of all voting share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum. A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting. If, however, such quorum is not present or represented at any general meeting, then either (i) the chairman of the meeting or (ii) the Members entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting.

25.3
When a meeting is adjourned to another time and place, unless these Articles otherwise require, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Company may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting.

25.4
A determination of the Members of record entitled to notice of or to vote at a general meeting shall apply to any adjournment of such meeting unless the Directors fix a new record date for the adjourned meeting, but the Directors shall fix a new record date if the meeting is adjourned for more than thirty (30) days from the date set for the original meeting.

25.5
The chairman of the Board shall preside as chairman at every general meeting of the Company. If at any meeting the chairman of the Board is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Directors present shall elect one of their number as chairman of the meeting or if all the Directors present decline to take the chair, the Members present shall choose one of their own number to be the chairman of the meeting.

25.6
At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

25.7
A poll shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting.

25.8
In the case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

26
Votes of Members

26.1
Subject to any rights and restrictions for the time being attached to any class or classes of shares, every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one (1) vote for each share registered in such Member’s name in the Register of Members. No cumulative voting shall be allowed.

26.2
In the case of joint holders the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

26.3
A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote on a poll by his or her committee, or other person in the nature of a committee appointed by that court, and any such committee or other person, may on a poll, vote by proxy.

26.4
No Member shall be entitled to vote at any general meeting unless all sums presently payable by him or her in respect of shares in the Company have been paid.

26.5
On a poll, votes may be given either personally or by proxy.

26.6
The instrument appointing a proxy shall be in writing (whether by manual signature, typewriting or otherwise) under the hand of the appointor or of his or her attorney duly authorised in writing or, if the appointor is an entity, either under seal or under the hand of an officer or attorney duly authorised in that behalf provided however, that a Member may also authorise the casting of a vote by proxy pursuant to telephonic or electronically transmitted instructions (including, without limitation, instructions transmitted over the internet) obtained pursuant to procedures approved by the Directors which are reasonably designed to verify that such instructions have been authorised by such Member. A proxy need not be a Member of the Company. Notwithstanding the foregoing, no proxy shall be voted or acted upon after three (3) years from its date unless the proxy provides for a longer period.

26.7
An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

26.8
The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

26.9
Shares that are beneficially owned by the Company shall not be voted, directly or indirectly, at any general meeting and shall not be counted in determining the total number of issued Shares at any given time.

27
Corporations Acting by Representatives at Meeting

Any corporation or other entity which is a Member may, by resolution of its directors, other governing body or authorised individual(s), authorise such person as it thinks fit to act as its representative at any general meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he or she represents as that corporation could exercise if it were an individual Member.
28
Clearing Houses

If a clearing house or depository (or its nominee) is a Member it may, by resolution of its directors, other governing body or authorised individual(s) or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Members; provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he or she represents as that clearing house (or its nominee) could exercise if it were an individual Member of the Company holding the number and class of shares specified in such authorisation.
29
Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.
30
Directors

30.1
There shall be a Board consisting of such number of Directors as fixed by the Directors from time to time (but not less than one Director). So long as Shares are listed on the Designated Stock Exchange, the Board shall include such number of “independent directors” as the relevant rules applicable to the listing of any Shares on the Designated Stock Exchange require.

30.2
The Directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively. At the 2023 annual general meeting, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three (3) years. At the 2024 annual general meeting, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three (3) years. At the 2025 annual general meeting, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting, Directors shall be elected for a full term of three (3) years to succeed the Directors of the class whose terms expire at such annual general meeting. No decrease in the number of Directors constituting the Directors shall shorten the term of any incumbent Director.

30.3
The Directors by the affirmative vote of a simple majority of the remaining Directors present and voting at a meeting of the Directors, even if less than a quorum, shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to these Articles, the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law. A Director appointed to fill a vacancy in accordance with this Article shall be of the same Class of Director as the Director he or she replaced and the term of such appointment shall terminate in accordance with that Class of Director. Any Director so appointed shall hold office until the expiration of his or her term, until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal.
30.4
A director may be removed from office by the Members by Special Resolution only for cause (“cause” for removal of a Director shall be deemed to exist only if (a) the Director whose removal is proposed has been convicted of an arrestable offence by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (b) such Director has been found by the affirmative vote of a majority of the Directors then in office at any regular or extraordinary general meeting of the Board called for that purpose, or by a court of competent jurisdiction, to have been guilty of wilful misconduct in the performance of such Director’s duties to the Company in a matter of substantial importance to the Company; or (c) such Director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects such director’s ability to perform his or her obligations as a Director) at any time before the expiration of his or her term notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

30.5
The Directors may, from time to time, and except as required by the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Directors on various corporate governance related matters, as the Directors shall determine by resolution from time to time.

30.6
A Director shall not be required to hold any shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and all classes of shares of the Company.

31
Directors’ Fees and Expenses

31.1
The Directors may receive such remuneration as the Directors may from time to time determine. The Directors may be entitled to be repaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by such Director in attending meetings of the Directors or committees of the Directors or general meetings or separate meetings of any class of securities of the Company or otherwise in connection with the discharge of his or her duties as a Director.

31.2
Any Director who performs services which in the opinion of the Directors go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Directors may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for, by or pursuant to any other Article.

32
Powers and Duties of Directors

32.1
Subject to the provisions of the Statute, these Articles and to any resolutions made in a general meeting, the business of the Company shall be managed by or under the direction of the Board, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution made by the Company in a general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been made.

32.2
The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committees consisting of such member or members of their body as they think fit (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee); provided that any committee so formed shall include amongst its members at least two Directors unless otherwise required by the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law. No committee shall have the power of authority to (a) recommend to the Members an amendment of these Articles (except that a committee may, to the extent authorised in the resolution or resolutions providing for the issuance of shares adopted by the Directors as provided under the laws of the Cayman Islands, fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Company or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of shares of the Company); (b) adopt an agreement of merger or consolidation; (c) recommend to the Members the sale, lease or exchange of all or substantially all of the Company’s property and assets; (d) recommend to the Members a dissolution of the Company or a revocation of a dissolution; (e) recommend to the Members an amendment of the Memorandum; or (f) declare a dividend or authorise the issuance of shares unless the resolution establishing such committee (or the charter of such committee approved by the Directors) or the Memorandum or these Articles so provide. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors. The Directors may also delegate to any Director holding any executive office such of their powers as they consider desirable to be exercised by him or her. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers, and may be revoked or altered.
32.3
The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretion vested in him.

32.4
The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

32.5
The Directors from time to time and at any time may establish any advisory committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such advisory committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any of the aforesaid.

32.6
The Directors from time to time and at any time may delegate to any such advisory committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

32.7
The Directors may adopt formal written charters for committees and, if so adopted, shall review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law.

32.8
Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretions for the time being vested to them.

32.9
The Directors may elect, by the affirmative vote of a majority of the Directors then in office, a chairman. The chairman of the Board may be a director or an officer of the Company. Subject to the provisions of these Articles and the direction of the Directors, the chairman of the Board shall perform all duties and have all powers which are commonly incident to the position of chairman of a board or which are delegated to him or her by the Directors, preside at all general meetings and meetings of the Directors at which he or she is present and have such powers and perform such duties as the Directors may from time to time prescribe.

33
Disqualification of Directors

Subject to these Articles, the office of Director shall be vacated, if the Director:
(a)
becomes bankrupt or makes any arrangement or composition with his or her creditors;

(b)
dies or is found to be or becomes of unsound mind;

(c)
resigns his or her office by notice in writing to the Company;

(d)
is prohibited by applicable law or the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law from being a director;

(e)
without special leave of absence from the Directors, is absent from meetings of the Directors for six consecutive months and the Directors resolve that his or her office be vacated; or

(f)
if he or she shall be removed from office pursuant to these Articles.

34
Proceedings of Directors

34.1
Subject to these Articles, the Directors may meet together for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Such meetings may be held at any place within or outside the Cayman Islands that has been designated by the Directors. In the absence of such a designation, meetings of the Directors shall be held at the principal executive office of the Company. Questions arising at any meeting of the Directors shall be decided by the method set forth in Article 34.4.

34.2
The chairman of the Board or the Secretary on request of a Director, may, at any time summon a meeting of the Directors by twenty-four (24) hour notice to each Director in person, by telephone, electronic email, or in such other manner as the Directors may from time to time determine, which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. Notice of a meeting need not be given to any Director (i) who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or (ii) who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Directors. All such waivers, consents, and approvals shall be filed with the corporate records or made part of the minutes of the meeting. A waiver of notice need not specify the purpose of any regular or extraordinary general meeting of the Directors.

34.3
A Director or Directors may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director or Directors are members, by means of telephone or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

34.4
The quorum necessary for the transaction of the business of the Directors shall be a majority of the authorised number of Directors. If at any time there is only a sole Director, the quorum shall be one (1) Director. Every act or decision done or made by a majority of the Directors present at a duly held meeting at which a quorum is present shall be regarded as the act of the Directors, subject to the provisions of these Articles and other applicable law. In the case of an equality of votes, the chairman shall not have an additional tie-breaking vote.

34.5
A meeting of the Directors may be held by means of telephone or teleconferencing or any other telecommunications facility provided that all participants are thereby able to communicate immediately by voice with all other participants.

34.6
Subject to these Articles, a Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his or her interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he or she is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

34.7
A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his or her office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his or her office from contracting with the Company either with regard to his or her tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his or her interest, may be counted in the quorum present at any meeting whereat he or she or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he or she may vote on any such appointment or arrangement. Any Director who enters into a contract or arrangement or has a relationship that is reasonably likely to be implicated under this Article 34.7 or that would reasonably be likely to affect a Director’s status as an “Independent Director” under the rules and regulations of the Designated Stock Exchange, Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law shall disclose the nature of his or her interest in any such contract or arrangement in which he or she is interested or any such relationship.

34.8
Any Director may act by himself or herself or his or her firm in a professional capacity for the Company, and he or she or his or her firm shall be entitled to reasonable expense reimbursement consistent with the Company’s policies in connection with such Directors service in his or her official capacity; provided that nothing herein contained shall authorise a Director or his or her firm to act as auditor to the Company.

34.9
The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)
all appointments of officers made by the Directors;

(b)
the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)
all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

34.10
When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

34.11
A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee as the case may be, duly convened and held.
34.12
The continuing Directors may act notwithstanding any vacancy in their body but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

34.13
A committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

34.14
A committee appointed by the Directors may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall not have a second or casting vote.

34.15
Meetings and actions of committees of the Directors shall be governed by, and held and taken in accordance with, the provisions of Article 34.1 (place of meetings), Article 34.2 (notice), Article 34.3 (telephonic meetings), and Article 34.4 (quorum), with such changes in the context of these Articles as are necessary to substitute the committee and its members for the Directors; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Directors, and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Directors may adopt rules for the government of any committee not inconsistent with the provisions of these Articles.

34.16
All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

35
Presumption of Assent

A Director of the Company who is present at a meeting of the Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his or her dissent or abstention shall be entered in the Minutes of the meeting or unless he or she shall file his or her written dissent or abstention from such action with the person acting as the chairman or Secretary of the meeting before the adjournment thereof or shall forward such dissent or abstention by registered post to such person immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favour of such action.
36
Dividends, Distributions and Reserve

36.1
Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor. All dividends unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. Subject to any applicable unclaimed property or other laws, any dividend unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Directors of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

36.2
The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit. The Directors shall establish an account to be called the “Share Premium Account” and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. Unless otherwise provided by the provisions of these Articles, the Directors may apply the share premium account in any manner permitted by the Statute and the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law. The Company shall at all times comply with the provisions of these Articles, the Statute and the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law in relation to the share premium account.
36.3
Any dividend may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto, or in the case of joint holders, to any one of such joint holders at his or her registered address or to such person and such address as the Member or person entitled, or such joint holders as the case may be, may direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled, or such joint holders as the case may be, may direct. Notwithstanding the foregoing, dividends may also be paid electronically to the account of the Members or persons entitled thereto or in such other manner approved by the Directors.

36.4
The Directors when paying dividends to the Members in accordance with the foregoing provisions may make such payment either in cash or in specie.

36.5
No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Statute, the share premium account.

36.6
Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of the shares in the Company dividends may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

36.7
If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the share.

36.8
No dividend shall bear interest against the Company.

37
Book of Accounts

37.1
The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

37.2
The books of account shall be kept at such place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

37.3
The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors.

37.4
The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

38
Audit

38.1
The Directors or, if authorised to do so, the Audit Committee of the Directors, may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or her or their remuneration.

38.2
Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

38.3
Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

39
The Seal

39.1
The Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Directors, provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of any one or more persons as the Directors may appoint for the purpose and every person as aforesaid shall sign every instrument to which the Seal of the Company is so affixed in their presence.

39.2
The Company may maintain a facsimile of its Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence of and the instrument signed by a Director or the Secretary (or an Assistant Secretary) of the Company or in the presence of any one or more persons as the Directors may appoint for the purpose.

39.3
Notwithstanding the foregoing, a Director shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

40
Officers

40.1
Subject to these Articles, the Directors may from time to time appoint any person, whether or not a director of the Company, to hold the office of the Chief Executive Officer, the President, the Chief Financial Officer, one or more Vice Presidents or such other officers as the Directors may think necessary for the administration of the Company, for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit.

40.2
All officers of the Company shall respectively have such authority and perform such duties in the management of the business of the Company as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

41
Register of Directors and Officers

The Company shall cause to be kept in one or more books at its office a register of Directors and Officers in which there shall be entered the full names and addresses of the Directors and Officers and such other particulars as required by the Statute. The Company shall send to the Registrar of

Companies in the Cayman Islands a copy of such register, and shall from time to time notify the said Registrar of any change that takes place in relation to such Directors and Officers as required by the Statute.
42
Capitalisation of Profits

Subject to the Statute and these Articles, the Directors may capitalise any sum standing to the credit of any of the Company’s reserve accounts (including a share premium account or a capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued shares for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.
43
Notices

43.1
Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the person entitled to give notice to any Member either personally, by email or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Member at his or her address as appearing in the Register of Members or, to the extent permitted by all applicable laws and regulations, by electronic means by transmitting it to any electronic number or address or website supplied by the Member to the Company or by placing it on the Company’s Website, provided that, (i) with respect to notification via electronic means, the Company has obtained the Member’s prior express positive confirmation in writing to receive or otherwise have made available to him or her notices in such fashion, and (i) with respect to posting to Company’s Website, notification of such posting is provided to such Member. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

43.2
An affidavit of the mailing or other means of giving any notice of any general meeting, executed by the Secretary, Assistant Secretary or any transfer agent of the Company giving the notice, shall be prima facie evidence of the giving of such notice.

43.3
Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

43.4
Any notice or other document, if served by (a) post, shall be deemed to have been served when the letter containing the same is posted, or (b) email, shall be deemed to have been served upon confirmation of successful transmission, or (c) recognised courier service, shall be deemed to have been served when the letter containing the same is delivered to the courier service and in proving such service it shall be sufficient to provide that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier, or (d) electronic means as provided herein shall be deemed to have been served and delivered on the day on which it is successfully transmitted or at such later time as may be prescribed by any applicable laws or regulations.

43.5
Any notice or document delivered or sent to any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his or her death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder, unless his or her name shall at the time of the service of the notice or document, have been removed from the Register of

Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him or her) in the share.
43.6
Notice of every general meeting shall be given to:

(a)
all Members who have supplied to the Company an address for the giving of notices to them, except that in case of joint holders, the notice shall be sufficient if given to the joint holder first named in the Register of Members; and

(b)
each Director.

43.7
No other person shall be entitled to receive notices of general meetings.

44
Information

44.1
No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors would not be in the interests of the Members of the Company to communicate to the public.

44.2
The Directors shall be entitled (but not required, except as provided by law) to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register of Members and transfer books of the Company.

45
Indemnity

45.1
The Company shall indemnify and hold harmless, to the fullest extent permitted under the laws of the Cayman Islands as they presently exist or may hereafter be amended, any director or officer of the Company who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Article 45.4, the Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board.

45.2
The Company shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Company who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

45.3
The Company shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by any covered person, and may pay the expenses incurred by any employee or agent of the Company, in defending any Proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article 45 or otherwise.
45.4
If a claim for indemnification (following the final disposition of such Proceeding) under this Article 45 is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article 45 is not paid in full within thirty (30) days, after a written claim therefor has been received by the Company the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Company shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

45.5
The rights conferred on any person by this Article 45 shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of these Articles, agreement, vote of Members or disinterested directors or otherwise.

45.6
The Directors, on behalf of the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability under Cayman Islands law.

45.7
The Company’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

45.8
The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article 45 shall continue notwithstanding that the person has ceased to be a director or officer of the Company and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

45.9
The provisions of this Article 45 shall constitute a contract between the Company, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Company (whether before or after the adoption of these Articles), in consideration of such person’s performance of such services, and pursuant to this Article 45 the Company intends to be legally bound to each such current or former director or officer of the Company. With respect to current and former directors and officers of the Company, the rights conferred under this Article 45 are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of these Articles. With respect to any directors or officers of the Company who commence service following adoption of these Articles, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Company.

45.10
Any repeal or modification of the foregoing provisions of this Article 45 shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Company in effect prior to the time of such repeal or modification.

45.11
Any reference to an officer of the Company in this Article 45 shall be deemed to refer exclusively to the Chief Executive Officer, President, and Secretary, Vice President or other officer of the Company appointed by (x) the Board pursuant to these Articles or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to these Articles, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the Board (or equivalent governing body) of such other entity pursuant to the memorandum of association, articles of association, certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Company or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Company or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Company or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article 45.
46
Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31 in each year and shall begin on the day following.
47
Winding Up

47.1
If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any shares, in a winding up:

(a)
if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the shares held by them; or

(b)
if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

47.2
If the Company shall be wound up the liquidator may, subject to the rights attaching to any shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

48
Amendment of Memorandum and Articles of Association and Name of Company

48.1
Subject to the provisions of the Statute and the provisions of these Articles as regards the matters to be dealt with by Ordinary Resolution, the following actions shall require a Special Resolution of the Company:

(a)
change its name;

(b)
alter or add to these Articles;

(c)
alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)
reduce its share capital or any capital redemption reserve fund.

49
Registration by Way of Continuation

Subject to these Articles, the Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.
50
Mergers and Consolidations

The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.
51
Business Opportunities

51.1
To the fullest extent permitted by Applicable Law, not any Director who is not employed by the Company or its subsidiaries shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any Director who is not employed by the Company or its subsidiaries, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, no Director who is not employed by the Company or its subsidiaries shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

51.2
The Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and any Director who is not employed by the Company or its subsidiaries, about which any such Director acquires knowledge; provided that, the Company does not renounce any interest or expectancy it may have in any business opportunity that is expressly offered to any Director solely in his or her capacity as a Director or Officer, and not in any other capacity.

51.3
In addition to and notwithstanding the foregoing provisions of this Article, a corporate opportunity shall not be deemed to belong to the Company if it is a business opportunity the Company is not financially able or contractually permitted or legally able to undertake, or that is, from its nature, not in the line of the Company’s business or is of no practical advantage to it or that is one in which the Company has no interest or reasonable expectancy.

51.4
To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

52
Exclusive Jurisdiction and Forum

52.1
Unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Memorandum, the Articles or otherwise related in any way to each Member’s shareholding in the Company, including but not limited to:

(a)
any derivative action or proceeding brought on behalf of the Company;

(b)
any action asserting a claim of breach of any fiduciary or other duty owed by any current or former Director, Officer or other employee of the Company to the Company or the Members;

(c)
any action asserting a claim arising pursuant to any provision of the Statute, the Memorandum or the Articles; or

(d)
any action asserting a claim against the Company which, if brought in the United States of America, would be a claim arising under the “Internal Affairs Doctrine” (as such concept is recognised under the laws of the United States of America).

52.2
Each Member irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes.

52.3
Without prejudice to any other rights or remedies that the Company may have, each Member acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly the Company shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

52.4
This Article 52 shall not apply to any action or suits brought to enforce any liability or duty created by the U.S. Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

ANNEX H
[•]
2022 INCENTIVE AWARD PLAN
ARTICLE I.
PURPOSE
The Plan’s purpose is to enhance the Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Capitalized terms used in the Plan are defined in Article XI.
ARTICLE II.
ELIGIBILITY
Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein.
ARTICLE III.
ADMINISTRATION AND DELEGATION
3.1   Administration.   The Plan is administered by the Administrator. The Administrator has authority to determine which Service Providers receive Awards, grant Awards and set Award terms and conditions, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions and reconcile inconsistencies in the Plan or any Award Agreement as it deems necessary or appropriate to administer the Plan and any Awards. The Administrator’s determinations under the Plan are in its sole discretion and will be final and binding on all persons having or claiming any interest in the Plan or any Award.
3.2   Appointment of Committees.   To the extent Applicable Laws permit, the Board or the Administrator may delegate any or all of its powers under the Plan to one or more Committees or committees of officers of the Company or any of its Subsidiaries. The Board or the Administrator, as applicable, may rescind any such delegation, abolish any such Committee or committee and/or re-vest in itself any previously delegated authority at any time.
ARTICLE IV.
SHARES AVAILABLE FOR AWARDS
4.1   Number of Shares.   Subject to adjustment under Article VIII and further subject to the terms of this Article IV, the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be equal to the Overall Share Limit. In addition to the foregoing, subject to Article VIII, (i) upon the occurrence of the Triggering Event, additional Shares representing ten percent (10%) of the Earnout Shares issued by the Company in accordance with the BCA in connection with such Triggering Event will automatically be added to the Overall Share Limit, (ii) on the date that the reference price reset is finally determined pursuant to the terms of the Convertible Notes, additional Shares representing ten percent (10%) of the number of additional Shares, if any, underlying the Convertible Notes as of such date as a result of such reset will automatically be added to the Overall Share Limit, and (iii) upon the first occurrence of each LTIP Event, additional Shares representing three percent (3%) of the then-existing Fully Diluted Shares will automatically be added to the Overall Share Limit. As of the Effective Date, no further awards may be granted under the Prior Plan; however, Prior Plan Awards will remain subject to the terms and conditions of the Prior Plan. Shares issued under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares.
4.2   Share Recycling.   If all or any part of an Award or Prior Plan Award expires, lapses or is terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised/settled or forfeited, in any case, in a manner that results in the Company acquiring Shares covered by the Award or Prior Plan Award at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares or not issuing any Shares covered by the Award or Prior Plan Award, the unused Shares covered by the Award or Prior Plan Award will, as applicable, become or again be available for Award grants under the Plan. In addition, Shares delivered (either by actual delivery or attestation) to the Company by a Participant to satisfy the applicable exercise or purchase price of an Award or Prior Plan Award and/or to satisfy any applicable tax withholding obligation with respect to an Award (including Shares retained by the Company from the Award or Prior Plan Award being exercised or purchased and/or creating the tax obligation) will, as applicable, become or again be available for Award grants under the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not count against the Overall Share Limit. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under Section 4.1 and shall not be available for future grants of Awards: (a) Shares subject to a Share Appreciation Right that are not issued in connection with the Share settlement of the Share Appreciation Right on exercise thereof; and (b) Shares purchased on the open market with the cash proceeds from the exercise of Options.
4.3   Incentive Option Limitations.   Notwithstanding anything to the contrary herein, no more than [   ]1 Shares may be issued pursuant to the exercise of Incentive Options.
4.4   Substitute Awards.   In connection with an entity’s merger or consolidation with the Company or any Subsidiary or the Company’s or any Subsidiary’s acquisition of an entity’s property or shares, the Administrator may grant Awards in substitution for any options or other shares or share-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Overall Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Options under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of shares of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Service Providers prior to such acquisition or combination.
4.5   Non-Employee Director Compensation.   Notwithstanding any provision to the contrary in the Plan, the Administrator may establish compensation for non-employee Directors from time to time, subject to the limitations in the Plan. The Administrator will from time to time determine the terms, conditions and amounts of all such non-employee Director compensation in its discretion and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time; provided that, the sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a non-employee Director as compensation for services as a non-employee Director during any fiscal year of the Company may not exceed $250,000.
ARTICLE V.
OPTIONS AND SHARE APPRECIATION RIGHTS
5.1   General.   The Administrator may grant Options or Share Appreciation Rights to Service Providers subject to the limitations in the Plan, including any limitations in the Plan that apply to Incentive

1 Note to Draft: To be an amount equal to 200% of the initial Overall Share Limit.

Options. The Administrator will determine the number of Shares covered by each Option and Share Appreciation Right, the exercise price of each Option and Share Appreciation Right and the conditions and limitations applicable to the exercise of each Option and Share Appreciation Right. A Share Appreciation Right will entitle the Participant (or other person entitled to exercise the Share Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Share Appreciation Right an amount determined by multiplying the excess, if any, of the Fair Market Value of one Share on the date of exercise over the exercise price per Share of the Share Appreciation Right by the number of Shares with respect to which the Share Appreciation Right is exercised, subject to any limitations of the Plan or that the Administrator may impose, and which amount shall be payable in cash, Shares valued at Fair Market Value or a combination of the two as the Administrator may determine or provide in the applicable Award Agreement.
5.2   Exercise Price.   The Administrator will establish each Option’s and Share Appreciation Right’s exercise price and specify the exercise price in the Award Agreement. Unless otherwise determined by the Board, the exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option (subject to Section 5.6) or Share Appreciation Right. Notwithstanding the foregoing, in the case of an Option or a Share Appreciation Right that is a Substitute Award, the exercise price per Share of the Shares subject to such Option or Share Appreciation Right, as applicable, may be less than the Fair Market Value per Share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Sections 424 and 409A of the Code.
5.3   Duration.   Each Option or Share Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that, subject to Section 5.6, the term of an Option or Share Appreciation Right will not exceed ten years. Notwithstanding the foregoing and unless determined otherwise by the Company, in the event that on the last business day of the term of an Option or Share Appreciation Right (other than an Incentive Option) (i) the exercise of the Option or Share Appreciation Right is prohibited by Applicable Law, as determined by the Company, or (ii) Shares may not be purchased or sold by the applicable Participant due to any Company insider trading policy (including blackout periods) or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, the term of the Option or Share Appreciation Right shall be automatically extended until the date that is 30 days after the end of the legal prohibition, black-out period or lock-up agreement, as determined by the Company; provided, however, in no event shall the extension last beyond the ten year term (or any shorter maximum, if applicable) of the applicable Option or Share Appreciation Right. Notwithstanding the foregoing, to the extent permitted under Applicable Laws, if the Participant, prior to the end of the term of an Option or Share Appreciation Right, violates the non-competition, non-solicitation, confidentiality or other similar restrictive covenant provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company or any of its Subsidiaries, the right of the Participant and the Participant’s transferees to exercise any Option or Share Appreciation Right issued to the Participant shall terminate immediately upon such violation, unless the Company otherwise determines.
5.4   Exercise.   Options and Share Appreciation Rights may be exercised by delivering to the Company (or its Agent) a written notice of exercise, in a form approved by the Administrator (which may be electronic and provided through the online platform maintained by an Agent), signed or submitted by the person authorized to exercise the Option or Share Appreciation Right, together with, as applicable, payment in full of the required amount(s), in each case, as applicable, (i) as specified in Section 5.5 for the number of Shares for which the Award is exercised and (ii) as specified in Section 9.5 for any applicable taxes. Unless the Administrator otherwise determines, an Option or Share Appreciation Right may not be exercised for a fraction of a Share.
5.5   Payment Upon Exercise.   Subject to Section 10.8, any Company insider trading policy (including blackout periods) and Applicable Laws, the exercise price of an Option must be paid by online payment through the Agent’s electronic platform or by wire transfer of immediately available funds to the Agent (or, in each case, if the Company has no Agent accepting payment, by wire transfer of immediately available funds to the Company) or, solely with the consent of the Administrator (in its discretion), by:
(a)   cash, wire transfer of immediately available funds or check payable to the order of the Company, provided that the Administrator may limit the use of one of the foregoing payment forms if one or more of the payment forms below is permitted;

(b)   if there is a public market for Shares at the time of exercise, unless the Administrator otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Administrator) of an irrevocable and unconditional undertaking by a broker acceptable to the Administrator to deliver promptly to the Company sufficient funds to pay the exercise price, or (B) the Participant’s delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Administrator to deliver promptly to the Company cash or a check sufficient to pay the exercise price; provided that such amount is paid to the Company at such time as may be required by the Administrator;
(c)   delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value;
(d)   surrendering Shares then issuable upon the Option’s exercise valued at their Fair Market Value on the exercise date;
(e)   other than for Participants subject to Section 13(k) of the Exchange Act with respect to the Company or its Subsidiaries, delivery of a promissory note, in a form determined by or acceptable to the Administrator, or any other property that the Administrator determines is good and valuable consideration; or
(f)   any combination of the above payment forms approved by the Administrator.
5.6   Additional Terms of Incentive Options.   The Administrator may grant Incentive Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Options under the Code. If an Incentive Option is granted to a Greater Than 10% Shareholder, the exercise price will not be less than 110% of the Fair Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Options will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Option, the Participant agrees to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within (i) two years from the grant date of the Option or (ii) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code. Any Incentive Option or portion thereof that fails to qualify as an “incentive stock option” under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Non-Qualified Option.
ARTICLE VI.
RESTRICTED SHARES; RESTRICTED SHARE UNITS
6.1   General.   The Administrator may grant Restricted Shares, or the right to purchase Restricted Shares, to any Service Provider, subject to the Company’s right to repurchase all or part of such Shares at their issue price or other stated or formula price from the Participant (or to require forfeiture of such Shares) if conditions the Administrator specifies in the Award Agreement are not satisfied before the end of the applicable restriction period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant Restricted Share Units to any Service Provider, which may be subject to vesting and forfeiture conditions during the applicable restriction period or periods, as set forth in an Award Agreement. The Administrator will determine and set forth in the Award Agreement the terms and conditions for each Restricted Share Award and Restricted Share Unit Award, subject to the conditions and limitations contained in the Plan.
6.2   Restricted Shares.
(a)   Dividends.   Participants holding Restricted Shares will be entitled to all ordinary cash dividends paid with respect to such Shares, unless the Administrator provides otherwise in the Award Agreement. In addition, unless the Administrator provides otherwise, if any dividends or distributions are paid in Shares, or consist of a dividend or distribution to holders of Shares of property other than an ordinary cash dividend, the Shares or other property will be subject to the same restrictions on transferability and forfeitability as the Restricted Shares with respect to which they were paid. Notwithstanding anything to the contrary herein, with respect to any award of Restricted Shares, dividends which are paid to holders of Shares prior to vesting shall only be paid out to the Participant holding such Restricted Shares to the extent that the vesting conditions are subsequently satisfied. All such dividend payments will be made no later than March 15 of the calendar year following the calendar year in which the right to the dividend payment becomes nonforfeitable.
(b)   Certificates.   The Company may require that the Participant deposit in escrow with the Company (or its designee) any share certificates issued in respect of Restricted Shares, together with a share power endorsed in blank.
6.3   Restricted Share Units.
(a)   Settlement.   The Administrator may provide that settlement of Restricted Share Units will occur upon or as soon as reasonably practicable after the Restricted Share Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election, in a manner intended to comply with Section 409A.
(b)   Shareholder Rights.   A Participant will have no rights of a shareholder with respect to Shares subject to any Restricted Share Unit unless and until the Shares are delivered in settlement of the Restricted Share Unit.
ARTICLE VII.
OTHER SHARE OR CASH BASED AWARDS; DIVIDEND EQUIVALENTS
7.1   Other Share or Cash Based Awards.   Other Share or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive Shares to be delivered in the future and including annual or other periodic or long-term cash bonus awards (whether based on specified Performance Criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Share or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled. Other Share or Cash Based Awards may be paid in Shares, cash or other property, or any combination of the foregoing, as the Administrator determines. Subject to the provisions of the Plan, the Administrator will determine the terms and conditions of each Other Share or Cash Based Award, including any purchase price, performance goal(s) (which may be based on the Performance Criteria), transfer restrictions, and vesting conditions, which will be set forth in the applicable Award Agreement. In addition, the Company may adopt subplans or programs under the Plan pursuant to which it makes Awards available in a manner consistent with the terms and conditions of the Plan.
7.2   Dividend Equivalents.   A grant of Restricted Share Units or Other Share or Cash Based Award may provide a Participant with the right to receive Dividend Equivalents, and no dividends or Dividend Equivalents shall be payable with respect to Options or Share Appreciation Rights. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Award with respect to which the Dividend Equivalents are paid and subject to other terms and conditions as set forth in the Award Agreement. Notwithstanding anything to the contrary herein, Dividend Equivalents with respect to an Award shall only be paid out to the Participant to the extent that the vesting conditions applicable to the underlying Award are satisfied. All such Dividend Equivalent payments will be made no later than March 15 of the calendar year following calendar year in which the right to the Dividend Equivalent payment becomes nonforfeitable in accordance with the foregoing, unless otherwise determined by the Administrator.
ARTICLE VIII.
ADJUSTMENTS FOR CHANGES IN SHARES
AND CERTAIN OTHER EVENTS
8.1   Equity Restructuring.   In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article VIII, the Administrator will equitably adjust each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include adjusting the number and type of securities subject to each outstanding Award and/or the Award’s exercise price or grant price (if applicable), granting new Awards to Participants, and/or making a cash payment to Participants. The adjustments provided under this Section 8.1 will be nondiscretionary and final and binding on the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.
8.2   Corporate Transactions.   In the event of any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), reorganization, merger, consolidation, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Shares or other securities of the Company, Change in Control, issuance of warrants or other rights to purchase Shares or other securities of the Company, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Company or its financial statements or any change in any Applicable Laws or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event (except that action to give effect to a change in Applicable Law or accounting principles may be made within a reasonable period of time after such change), is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) to facilitate such transaction or event or (z) give effect to such changes in Applicable Laws or accounting principles:
(a)   To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights under the vested portion of such Award, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights, in any case, is equal to or less than zero, then the Award may be terminated without payment;
(b)   To provide that such Award shall vest and, to the extent applicable, be exercisable as to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;
(c)   To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by awards covering the shares of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and/or applicable exercise or purchase price, in all cases, as determined by the Administrator;
(d)   To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding Awards and/or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article IV hereof on the maximum number and kind of shares which may be issued) and/or in the terms and conditions of (including the grant or exercise price or applicable performance goals), and the criteria included in, outstanding Awards;
(e)   To replace such Award with other rights or property selected by the Administrator; and/or
(f)   To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable event.
8.3   Effect of Non-Assumption in a Change in Control.   Notwithstanding the provisions of Section 8.2, if a Change in Control occurs and a Participant’s Award is not continued, converted, assumed, or replaced with an award (which may include, without limitation, a cash-based award) with substantially the same value, and vesting terms that are no less favorable than those applicable to the underlying award, in each case, as of immediately prior to the Change in Control by (a) the Company, or (b) a successor entity or its parent or subsidiary (an “Assumption”), and provided that the Participant has not had a Termination of Service, then, immediately prior to the Change in Control, such Award shall become fully vested, exercisable and/or payable, as applicable, and all forfeiture, repurchase and other restrictions on such Award shall lapse, in which case, such Award shall be canceled upon the consummation of the Change in Control in exchange for the right to receive the Change in Control consideration payable to other holders of Shares (i) which may be on such terms and conditions as apply generally to holders of Shares under the Change in Control documents (including, without limitation, any escrow, earn-out or other deferred consideration provisions) or such other terms and conditions as the Administrator may provide, and (ii) determined by reference to the number of Shares subject to such Award and net of any applicable exercise price; provided that to the extent that any Award constitutes “nonqualified deferred compensation” that may not be paid upon the Change in Control under Section 409A (to the extent applicable to such Award) without the imposition of taxes thereon under Section 409A, the timing of such payments shall be governed by the applicable Award Agreement (subject to any deferred consideration provisions applicable under the Change in Control documents); and provided, further, that if the amount to which the Participant would be entitled upon the settlement or exercise of such Award at the time of the Change in Control is equal to or less than zero, then such Award may be terminated without payment. The Administrator shall determine whether an Assumption of an Award has occurred in connection with a Change in Control.
8.4   Administrative Stand Still.   In the event of any pending share dividend, share split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to shareholders, or any other extraordinary transaction or change affecting the Shares or the price of the Shares, including any Equity Restructuring or any securities offering or other similar transaction, for administrative convenience, the Administrator may refuse to permit the exercise of any Award for up to 60 days before or after such transaction.
8.5   General.   Except as expressly provided in the Plan or the Administrator’s action under the Plan, no Participant will have any rights due to any subdivision or consolidation of Shares of any class, dividend payment, increase or decrease in the number of Shares of any class or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 8.1 or the Administrator’s action under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award’s grant or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company’s right or power to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger, consolidation dissolution or liquidation of the Company or sale of Company assets or (iii) any sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares. The Administrator may treat Participants and Awards (or portions thereof) differently under this Article VIII.
ARTICLE IX.
GENERAL PROVISIONS APPLICABLE TO AWARDS
9.1   Transferability.   Except as the Administrator may determine or provide in an Award Agreement or otherwise for Awards other than Incentive Options, Awards may not be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except for certain beneficiary designations, by will or the laws of descent and distribution, or, subject to the Administrator’s consent, pursuant to a domestic relations order, and, during the life of the Participant, will be exercisable only by the Participant. Any permitted transfer of an Award hereunder shall be without consideration, except as required by Applicable Law. References to a Participant, to the extent relevant in the context, will include references to a Participant’s authorized transferee that the Administrator specifically approves.
9.2   Documentation.   Each Award will be evidenced in an Award Agreement, which may be written or electronic, as the Administrator determines. The Award Agreement will contain the terms and conditions applicable to an Award. Each Award may contain terms and conditions in addition to those set forth in the Plan.
9.3   Discretion.   Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.

9.4   Termination of Status.   The Administrator will determine how a Participant’s Disability, death, retirement or authorized leave of absence or any other change or purported change in a Participant’s Service Provider status affects an Award (including whether and when a Termination of Service has occurred) and the extent to which, and the period during which the Participant, the Participant’s legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, if applicable.
9.5   Withholding.   Each Participant must pay the Company, or make provision satisfactory to the Administrator for payment of, any taxes required by Applicable Law to be withheld in connection with such Participant’s Awards by the date of the event creating the tax liability. The Company or one of its Subsidiaries may deduct an amount sufficient to satisfy such tax obligations based on the applicable statutory withholding rates (or such other rate as may be determined by the Administrator after considering any accounting consequences or costs) from any payment of any kind otherwise due to a Participant. Subject to Section 10.8 and any Company insider trading policy (including blackout periods), Participants may satisfy such tax obligations through the Agent’s electronic platform or by wire transfer of immediately available funds to the Agent (or, in each case, if the Company has no Agent accepting payment, by wire transfer of immediately available funds to the Company) or, solely with the consent of the Administrator, by (i) cash, wire transfer of immediately available funds or check made payable to the order of the Company, provided that the Administrator may limit the use of the foregoing payment forms in its discretion, (ii) to the extent permitted by the Administrator, delivery of Shares (in whole or in part), including Shares delivered by attestation and Shares retained from the Award creating the tax obligation, valued at their Fair Market Value on the date of delivery, (iii) if there is a public market for Shares at the time the tax obligations are satisfied, unless the Administrator otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Administrator) of an irrevocable and unconditional undertaking by a broker acceptable to the Administrator to deliver promptly to the Company sufficient funds to satisfy the tax obligations, or (B) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Administrator to deliver promptly to the Company cash or a check sufficient to satisfy the tax withholding; provided that such amount is paid to the Company at such time as may be required by the Administrator, or (iv) to the extent permitted by the Administrator, any combination of the foregoing payment forms approved by the Administrator. Notwithstanding any other provision of the Plan, the number of Shares which may be so delivered or retained pursuant to clause (ii) of the immediately preceding sentence shall be limited to the number of Shares which have a Fair Market Value on the date of delivery or retention no greater than the aggregate amount of such liabilities based on the maximum individual statutory tax rate in the applicable jurisdiction at the time of such withholding (or such other rate as may be required to avoid the liability classification of the applicable award under generally accepted accounting principles in the United States of America), and for clarity, may be less than such maximum individual statutory tax rate if so determined by the Administrator. If any tax withholding obligation will be satisfied under clause (ii) above by the Company’s retention of Shares from the Award creating the tax obligation and there is a public market for Shares at the time the tax obligation is satisfied, the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on the applicable Participant’s behalf some or all of the Shares retained and to remit the proceeds of the sale to the Company or its designee, and each Participant’s acceptance of an Award under the Plan will constitute the Participant’s authorization to the Company and instruction and authorization to such brokerage firm to complete the transactions described in this sentence.
9.6   Amendment of Award; Repricing.   The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Option to a Non-Qualified Option. The Participant’s consent to such action will be required unless (i) the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Award, or (ii) the change is permitted under Article VIII or pursuant to Section 10.6. Notwithstanding the foregoing or anything in the Plan to the contrary, the Administrator may, without the approval of the shareholders of the Company, (i) reduce the exercise price per Share of outstanding Options or Share Appreciation Rights or (ii) cancel outstanding Options or Share Appreciation Rights in exchange for cash, other Awards or Options or Share Appreciation Rights with an exercise price per Share that is less than the exercise price per Share of the original Options or Share Appreciation Rights.

9.7   Conditions on Delivery of Shares.   The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Company’s satisfaction, (ii) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws and securities exchange or securities market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy any Applicable Laws. The Company’s inability to obtain authority from any regulatory body having jurisdiction, which the Administrator determines is necessary to the lawful issuance and sale of any securities, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.
9.8   Acceleration.   The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.
9.9   Cash Settlement.   Without limiting the generality of any other provision of the Plan, the Administrator may provide, in an Award Agreement or subsequent to the grant of an Award, in its discretion, that any Award may be settled in cash, Shares or a combination thereof.
9.10   Broker-Assisted Sales.   In the event of a broker-assisted sale of Shares in connection with the payment of amounts owed by a Participant under or with respect to the Plan or Awards, including amounts to be paid under the final sentence of Section 9.5: (i) any Shares to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (ii) such Shares may be sold as part of a block trade with other Participants in the Plan in which all participants receive an average price; (iii) the applicable Participant will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Participant agrees to indemnify and hold the Company and its Subsidiaries harmless from any losses, costs, damages, or expenses relating to any such sale; (iv) to the extent the Company, its Subsidiaries or their designee receives proceeds of such sale that exceed the amount owed, the Company or its Subsidiary will pay such excess in cash to the applicable Participant as soon as reasonably practicable; provided, that with respect to any Turkish Subsidiary, such payment of the excess in cash shall be on the condition that the payment of such excess would not give rise to any negative impact on payment ability of such Subsidiary’s public debts and debts towards third party creditors and such Subsidiary’s ability to satisfy its creditors’ claims despite the contemplated refunding; (v) the Company, its Subsidiaries and their designees are under no obligation to arrange for such sale at any particular price; and (vi) in the event the proceeds of such sale are insufficient to satisfy the Participant’s applicable obligation, the Participant may be required to pay immediately upon demand to the Company, its Subsidiaries or their designee an amount in cash sufficient to satisfy any remaining portion of the Participant’s obligation.
ARTICLE X.
MISCELLANEOUS
10.1   No Right to Employment or Other Status.   No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to continued employment or any other relationship with the Company or any of its Subsidiaries. The Company and its Subsidiaries expressly reserve the right at any time to dismiss or otherwise terminate their respective relationships with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement or in the Plan.
10.2   No Rights as Shareholder; Certificates.   Subject to the Award Agreement, no Participant or Designated Beneficiary will have any rights as a shareholder with respect to any Shares to be distributed under an Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines or Applicable Laws require, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or share plan administrator). The Company may place legends on certificates issued under the Plan that the Administrator deems necessary or appropriate to comply with Applicable Laws.

10.3   Effective Date and Term of Plan.   Unless earlier terminated by the Board, the Plan will become effective on the date on which the Company’s shareholders approve the Plan (the “Effective Date”) and will remain in effect until the tenth anniversary of the Effective Date. Notwithstanding anything to the contrary in the Plan, an Incentive Option may not be granted under the Plan after 10 years from the earlier of (i) the date the Board adopted the Plan or (ii) the date the Company’s shareholders approved the Plan, but Awards previously granted may extend beyond that date in accordance with the Plan. If the Plan is not approved by the Company’s shareholders, the Plan will not become effective, no Awards will be granted under the Plan and the Prior Plan will continue in full force and effect in accordance with their terms.
10.4   Amendment of Plan.   The Board may amend, suspend or terminate the Plan at any time; provided that no amendment, other than (a) as permitted by the applicable Award Agreement, (b) as provided under Sections 10.6 and 10.15, or (c) an amendment to increase the Overall Share Limit, may materially and adversely affect any Award outstanding at the time of such amendment without the affected Participant’s consent. No Awards may be granted under the Plan during any suspension period or after the Plan’s termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, as in effect before such suspension or termination. The Board will obtain shareholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws.
10.5   Provisions for Foreign Participants.   The Administrator may modify Awards granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to address differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.
10.6   Section 409A.
(a)   General.   To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A. To the extent applicable, the Plan and the Award Agreements shall be interpreted in accordance with Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (A) exempt this Plan or any Award from Section 409A, or (B) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Company makes no representations or warranties as to an Award’s tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 10.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A. Notwithstanding any contrary provision of the Plan or any Award Agreement, any payment of “nonqualified deferred compensation” under the Plan that may be made in installments shall be treated as a right to receive a series of separate and distinct payments.
(b)   Separation from Service.   If an Award is subject to and constitutes “nonqualified deferred compensation” under Section 409A, any payment or settlement of such Award upon a termination of a Participant’s Service Provider relationship will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant’s “separation from service” (within the meaning of Section 409A), whether such “separation from service” occurs upon or after the termination of the Participant’s Service Provider relationship. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment” or like terms means a “separation from service.”
(c)   Payments to Specified Employees.   Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” required to be made under an Award subject to Section 409A to a “specified employee” (as defined under Section 409A and as the Administrator determines) due to his or her “separation from service” will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such “separation from service” (or, if earlier, until the specified employee’s death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of “nonqualified deferred compensation” under such Award payable more than six months following the Participant’s “separation from service” will be paid at the time or times the payments are otherwise scheduled to be made.
10.7   Limitations on Liability.   Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, other employee or agent of the Company or any Subsidiary will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his, her or its capacity as an Administrator, director, officer, other employee or agent of the Company or any Subsidiary. The Company will indemnify and hold harmless each director, officer, other employee and agent of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning this Plan unless arising from such person’s own fraud or bad faith.
10.8   Lock-Up Period.   The Company may, at the request of any underwriter representative or otherwise, in connection with registering the offering of any Company securities under the Securities Act, prohibit Participants from, directly or indirectly, selling or otherwise transferring any Shares or other Company securities during a period of up to 180 days following the effective date of a Company registration statement filed under the Securities Act, or such longer period as determined by the underwriter.
10.9   Data Privacy.   As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this section by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant’s participation in the Plan, in accordance with the Cayman Islands’ Data Protection Act (as revised). The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant’s name, address and telephone number; birthdate; social security number, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and Awards (the “Data”). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant’s participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. A Participant may, at any time, view the Data that the Company and its Subsidiaries hold regarding such Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents provided for in this Section 10.9 in writing, without cost, by contacting the local human resources representative. If the Participant refuses or withdraws the consents in this Section 10.9, the Company may cancel Participant’s ability to participate in the Plan and, in the Administrator’s discretion, the Participant may forfeit any outstanding Awards. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.
10.10   Severability.   If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.
10.11   Governing Documents.   If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary) that the Administrator has approved, the Plan will govern, unless it is expressly specified in such Award Agreement or other written document that the specific provision of the Plan will not apply. For clarity, the foregoing sentence shall not limit the applicability of any additive language contained in an Award Agreement or other written agreement which provides supplemental or additional terms not inconsistent with the Plan.
10.12   Governing Law.   The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Delaware, disregarding any state’s choice-of-law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.
10.13   Claw-back Provisions.   All Awards (including, without limitation, any proceeds, gains or other economic benefit actually or constructively received by a Participant upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with Applicable Laws (including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder) as and to the extent set forth in such claw-back policy or the Award Agreement.
10.14   Titles and Headings.   The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.
10.15   Conformity to Securities Laws.   Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Laws. Notwithstanding anything herein to the contrary, the Plan and all Awards will be administered only in conformance with Applicable Laws. To the extent Applicable Laws permit, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Laws.
10.16   Unfunded Status of Awards.   The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.
10.17   Relationship to Other Benefits.   No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except as expressly provided in writing in such other plan or an agreement thereunder.
ARTICLE XI.
DEFINITIONS
As used in the Plan, the following words and phrases will have the following meanings:
11.1   “Administrator” means the Board or a Committee to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee. Notwithstanding anything herein to the contrary, the Board shall conduct the general administration of the Plan with respect to Awards granted to non-employee Directors and, with respect to such Awards, the term “Administrator” as used in the Plan shall mean and refer to the Board.
11.2   “Agent” means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or a Participant with regard to the Plan.
11.3   “Applicable Laws” means the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any securities exchange or quotation system on which the Shares are listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where Awards are granted.

11.4   “Award” means, individually or collectively, a grant under the Plan of Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Dividend Equivalents, or Other Share or Cash Based Awards.
11.5   “Award Agreement” means a written agreement evidencing an Award, which may be electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.
11.6   “BCA” means that certain Business Combination Agreement by and among Galata Acquisition Corp., Galata Merger Sub Inc., and Marti Technologies, Inc., dated as of July 29, 2022, as the same may be amended and/or restated from time to time.
11.7   “Board” means the Board of Directors of the Company.
11.8   “Cause” means, in respect of a Participant, either (a) the definition of “Cause” contained in the Participant’s Award Agreement or an effective, written service or employment agreement between the Participant and the Company or a Subsidiary of the Company; or (b) if no such agreement exists or such agreement does not define Cause, then Cause shall mean (i) the Participant’s unauthorized use or disclosure of the confidential information or trade secrets of the Company or a Subsidiary of the Company, which use or disclosure causes material harm to the Company or a Subsidiary of the Company; (ii) the Participant’s material breach of any agreement between the Participant and the Company or a Subsidiary of the Company and, if susceptible to cure, such breach shall not have been cured within ten (10) days after written notice to the Participant; provided, that a breach of any non-competition, confidentiality, non-solicitation or non-disparagement covenant made by the Participant to the Company or a Subsidiary of the Company will not be subject to cure, (iii) the Participant’s material failure to comply with the Company’s written policies or rules, (iv) the commission by the Participant of a felony, a crime involving moral turpitude, or any act or omission involving dishonesty or fraud with respect to the Company or a Subsidiary of the Company or any act or omission causing material harm to the standing or reputation of the Company or a Subsidiary of the Company, (v) any act or omission by the Participant that causes the Company or a Subsidiary of the Company to violate a local, state, federal or any other applicable statute, regulation or law of any jurisdiction, (vi) the Participant’s gross negligence or willful misconduct in the conduct of the operations or management of the Company or a Subsidiary of the Company, (vii) the Participant’s misappropriation of the assets or business opportunities of the Company or a Subsidiary of the Company, (viii) the Participant’s failure to comply with the reasonable and lawful directives of the Company or a Subsidiary of the Company, or (ix) the Participant’s use of illegal drugs, or use of legal drugs or alcohol, in any manner which adversely affects the ability to perform the Participant’s duties to the Company or a Subsidiary of the Company, in any case, as determined by the Administrator in its sole discretion. The findings and decision of the Administrator with respect to any Cause determination will be final and binding for all purposes.
11.9   “Change in Control” means and includes each of the following:
(a)   A transaction or series of transactions (other than an offering of Shares to the general public through a registration statement filed with the Securities and Exchange Commission or a transaction or series of transactions that meets the requirements of clauses (i) and (ii) of subsection (c) below) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its Subsidiaries, an employee benefit plan maintained by the Company or any of its Subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; or
(b)   During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in subsections (a) or (c)) whose election by the Board or nomination for election by the Company’s shareholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or
(c)   The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or securities of another entity, in each case other than a transaction:
(i)   which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and
(ii)   after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.
Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or portion of any Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b) or (c) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).
The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.
11.10   “Code” means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.
11.11   “Committee” means one or more committees or subcommittees of the Board, which may include one or more Company directors or executive officers, to the extent Applicable Laws permit. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3; however, a Committee member’s failure to qualify as a “non-employee director” within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.
11.12   “Company” means [•], a Cayman Islands exempted company, or any successor.
11.13   “Consultant” means any consultant or advisor engaged by the Company or any of its Subsidiaries to render services to such entity that qualifies as a consultant or advisor under the applicable rules of Form S-8 Registration Statements.
11.14   “Conversion Rate” means 1,000 divided by the product of (A) Reset Price and (B) 1.10.
11.15   “Convertible Notes” means the convertible notes having the terms set forth in the Indenture and issued pursuant to the Convertible Note Subscription Agreements that were entered into by the Company concurrently with the execution of the BCA.

11.16   “Designated Beneficiary” means the beneficiary or beneficiaries the Participant designates, in a manner the Administrator determines, to receive amounts due or exercise the Participant’s rights if the Participant dies or becomes incapacitated. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate.
11.17   “Director” means a Board member.
11.18   “Disability” means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.
11.19   “Dividend Equivalents” means a right granted to a Participant under the Plan to receive the equivalent value (in cash or Shares) of dividends paid on Shares.
11.20   “Earnout Shares” has the meaning ascribed to such term in the BCA.
11.21   “Employee” means any employee of the Company or its Subsidiaries.
11.22   “Equity Restructuring” means, as determined by the Administrator, a non-reciprocal transaction between the Company and its shareholders, such as a share dividend, share split, spin-off or recapitalization through a large, nonrecurring cash dividend, or other large, nonrecurring cash dividend, that affects the number or kind of Shares (or other securities of the Company) or the price of the Shares (or other securities of the Company) and causes a change in the per Share value of the Shares underlying outstanding Awards.
11.23   “Exchange Act” means the Securities Exchange Act of 1934, as amended.
11.24   “Fair Market Value” means, as of any date, the value of a Share determined as follows: (a) if the Shares are listed on any established securities exchange, its Fair Market Value will be the closing sales price for the Shares as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (b) if the Shares are not traded on a securities exchange but is quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (c) without an established market for the Shares, the Administrator will determine the Fair Market Value in its discretion.
11.25   “Fully Diluted Shares” means, as of any time of determination, the sum of (a) the number of Shares outstanding as of such time of determination plus (b) the number of Shares issuable upon the exercise, conversion or exchange of all then-outstanding warrants, options, convertible equity interests or indebtedness, exchangeable equity interests or indebtedness, preferred equity interests or other rights exercisable for or convertible or exchangeable into, directly or indirectly, Shares, whether at the time of issue or upon the passage of time or upon the occurrence of some future event, and whether or not in-the-money as of such time of determination; provided, however, that (i) no Earnout Shares shall be included in the calculation of Fully Diluted Shares unless and until issued and (ii) no Shares to be issued in connection with any LTIP Event shall be included in the calculation of Fully Diluted Shares until the occurrence of the applicable LTIP Event.
11.26   “Greater Than 10% Shareholder” means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of shares of the Company or its parent or subsidiary corporation, as defined in Section 424(e) and (f) of the Code, respectively.
11.27   “Incentive Option” means an Option intended to qualify as an “incentive stock option” as defined in Section 422 of the Code.
11.28   “Indenture” means the indenture to be entered into by the Company and a trustee selected by the Company in connection with the Convertible Notes.

11.29   “LTIP Eligibility Start Date” means [   ]2.
11.30   “LTIP Event” means each of LTIP Event I, LTIP Event II, LTIP Event III, LTIP Event IV, LTIP Event V and LTIP Event VI.
11.31   “LTIP Event I” means the date on which the daily volume-weighted average sale price of one Share quoted on the New York Stock Exchange (or the exchange on which the Shares are then listed) is greater than or equal to the product of (i) 1.25 multiplied by (ii) the Conversion Rate for any ten (10) Trading Days (which may or may not be consecutive) within any twenty (20) consecutive Trading Day period within the LTIP Period.
11.32   “LTIP Event II” means the date on which the daily volume-weighted average sale price of one Share quoted on the New York Stock Exchange (or the exchange on which the Shares are then listed) is greater than or equal to the product of (i) 1.56 multiplied by (ii) the Conversion Rate for any ten (10) Trading Days (which may or may not be consecutive) within any twenty (20) consecutive Trading Day period within the LTIP Period.
11.33   “LTIP Event III” means the date on which the daily volume-weighted average sale price of one Share quoted on the New York Stock Exchange (or the exchange on which the Shares are then listed) is greater than or equal to the product of (i) 1.95 multiplied by (ii) the Conversion Rate for any ten (10) Trading Days (which may or may not be consecutive) within any twenty (20) consecutive Trading Day period within the LTIP Period.
11.34   “LTIP Event IV” means the date on which the daily volume-weighted average sale price of one Share quoted on the New York Stock Exchange (or the exchange on which the Shares are then listed) is greater than or equal to the product of (i) 2.44 multiplied by (ii) the Conversion Rate for any ten (10) Trading Days (which may or may not be consecutive) within any twenty (20) consecutive Trading Day period within the LTIP Period.
11.35   “LTIP Event V” means the date on which the daily volume-weighted average sale price of one Share quoted on the New York Stock Exchange (or the exchange on which the Shares are then listed) is greater than or equal to the product of (i) 3.05 multiplied by (ii) the Conversion Rate for any ten (10) Trading Days (which may or may not be consecutive) within any twenty (20) consecutive Trading Day period within the LTIP Period.
11.36   “LTIP Event VI” means the date on which the daily volume-weighted average sale price of one Share quoted on the New York Stock Exchange (or the exchange on which the Shares are then listed) is greater than or equal to the product of (i) 3.81 multiplied by (ii) the Conversion Rate for any ten (10) Trading Days (which may or may not be consecutive) within any twenty (20) consecutive Trading Day period within the LTIP Period.
11.37   “LTIP Period” means the time period beginning on and including the LTIP Eligibility Start Date and ending on and including the four-year anniversary of the LTIP Eligibility Start Date.
11.38   “Non-Qualified Option” means an Option, or portion thereof, not intended or not qualifying as an Incentive Option.
11.39   “Option” means an option to purchase Shares, which will either be an Incentive Option or a Non-Qualified Option.
11.40   “Other Share or Cash Based Awards” means cash awards, awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property awarded to a Participant under Article VII.
11.41   “Overall Share Limit” means the sum of (a) [   ]3 Shares, (b) any Shares which, following the Effective Date, become available for issuance under the Plan pursuant to the second sentence of Section 4.1

2 NTD: Insert the date that is the one-year anniversary of the Closing Date.
3 NTD: To reflect 10% of Fully Diluted Shares at Closing.

and (c) any Shares which are subject to Prior Plan Awards as of the Effective Date which, following the Effective Date, become available for issuance under the Plan pursuant to Section 4.2.
11.42   “Participant” means a Service Provider who has been granted an Award.
11.43   “Performance Criteria” means the criteria (and adjustments) that the Administrator may select for an Award to establish performance goals for a performance period, which may include (but is not limited to) the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; operating efficiency; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on shareholders’ equity; total shareholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships, collaborations and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition, licensing or divestiture activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be (i) based solely by reference to the Company’s performance or the performance of a Subsidiary, division, business segment or business unit of the Company or a Subsidiary, (ii) based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies, (iii) based on GAAP or non-GAAP metrics, and/or (iv) adjusted to reflect the impact of unusual or non-recurring transactions, extraordinary events or otherwise as determined by the Administrator.
11.44   “Plan” means this 2023 Incentive Award Plan.
11.45   “Prior Plan” means the Marti Technologies, Inc. Amended and Restated 2020 Stock Plan, as may be amended from time to time.
11.46   “Prior Plan Award” means an award outstanding under the Prior Plan as of the Effective Date.
11.47   “Reset Date” means [      ]4.
11.48   “Reset Price” has the meaning ascribed to such term in the Indenture as of the Reset Date.
11.49   “Restricted Share Unit” means an unfunded, unsecured right to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of such settlement date awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.
11.50   “Restricted Shares” means Shares awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.
11.51   “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act.
11.52   “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority thereunder.

4   NTD: Insert the date that is the one-year anniversary of the Closing Date that is also a business day (to conform to the Indenture).

11.53   “Securities Act” means the Securities Act of 1933, as amended.
11.54   “Service Provider” means an Employee, Consultant or Director.
11.55   “Share Appreciation Right” means a share appreciation right granted under Article V.
11.56   “Shares” means the Class A ordinary shares, par value $0.0001 per share, of the Company.
11.57   “Subsidiary” means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.
11.58   “Substitute Awards” means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.
11.59   “Termination of Service” means the date the Participant ceases to be a Service Provider.
11.60   “Trading Day” means any day on which Shares are actually traded on the principal securities exchange or securities market on which the Shares are then traded.
11.61   “Triggering Event” has the meaning ascribed to such term in the BCA.
* * * * *

ANNEX I
62 W 45th Street
New York, New York 10036
CONFIDENTIAL
The Board of Directors
2001 S Street NW, Suite 320
Washington, DC 20009
Ladies and Gentlemen:
You have requested our opinion as to the fairness, from a financial point of view, to Galata Acquisition Corp., a Cayman Islands exempted company (the “SPAC”) of the “Consideration” (as defined below) to be paid pursuant to a certain Business Combination Agreement (the “Agreement”) which will be entered into by and among the SPAC, Marti Technologies Inc., a Delaware corporation (the “Company”), and Galata Merger Sub Inc., a Delaware corporation (the “Merger Sub”). Under the terms of the Agreement, the Merger Sub will be merged with and into the Company (the “Transaction”). As a result of the Transaction, the separate corporate existence of the Merger Sub will cease, and the Company will continue as the surviving corporation and as a direct wholly owned subsidiary of the SPAC. Pursuant to the terms of the Agreement, the outstanding shares of the Company will be exchanged for 45 million newly issued Class A Ordinary Shares of the SPAC valued at $10 per share for a total consideration of $450,000,000 (the “Consideration”).
You have also requested our opinion as to whether the fair market value of the equity of Company equals or exceeds 80% of the amount held by the SPAC in trust for benefit of its public stockholders (excluding any deferred underwriting commissions and taxes payable on the income earned on the trust account).
In arriving at our opinion, we have, among other things: (i) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the SPAC, including financial and other forecasts provided to, or discussed with, us by the management of the SPAC and the management of the Company; (ii) reviewed certain internal information relating to expenses expected to result from the Transaction furnished to us by the SPAC; (iii) conducted discussions with members of the management and representatives of the SPAC and of the Company concerning the information described in clauses (i) and (ii); (iv) reviewed the SPAC’s and the Company’s capital structure furnished to us by the management of the SPAC both on a standalone basis pre-Transaction and on a pro forma basis giving effect to the Transaction; (v) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (vi) reviewed a draft, dated July 29, 2022 of the Agreement; and (vii) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
In connection with our review, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not assumed any responsibility for independent verification of, and have not independently verified, any of such information. With your consent, we have relied upon, without independent verification, the assessment of the SPAC and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. In addition, we have relied, with your consent, on the assessments of the management of the SPAC as to the existing technology, products and services of the Company and the validity of, and risks associated with, the future technology, products and services of the Company. We have assumed, with your consent, that there will be no developments with respect to any of the foregoing that would affect our analyses or opinion. With your consent, we have assumed that (i) for purposes of our analysis, the SPAC will have cash, net of debt, on its balance sheet at the consummation of the Transaction in an amount equal to or in excess of the amount to be agreed on in Section 8.03 (f) of the Agreement, and

I-1

(ii) any adjustments to the Consideration in accordance with the Agreement or otherwise would not be material to our analysis or this opinion. In addition, we have relied, with your consent, on the assessments of the management of the SPAC as to the SPAC’s ability to retain key employees of the Company. We express no views as to the reasonableness of any financial or other forecasts or the assumptions on which they are based. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or the SPAC, nor have we been furnished with any such evaluation or appraisal.
Our opinion does not address the SPAC’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the SPAC and does not address any legal, regulatory, tax, or accounting matters. At your direction, we have not been asked to, nor do we offer any opinion as to any terms of the Agreement or any aspect or implication of the Transaction, except for the fairness of the Consideration in the Transaction from a financial point of view to the SPAC. With your consent, we express no opinion as to what the value of the “SPAC Class A Ordinary Shares” (as defined in the Agreement) will be when issued pursuant to the Agreement.
We are not expressing any opinion as to fair value or the solvency of the Company or the SPAC following the closing of the Transaction. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, that the Transaction, including any proposed PIPE transaction, will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, and that the parties to the Agreement will comply with all the material terms of the Agreement. We have assumed, with your consent, that all governmental, regulatory, or other consents and approvals necessary for the completion of the Transaction will be obtained except to the extent that could not be material to our analysis. We also have not been requested to, and have not, participated in the structuring or negotiation of the Transaction.
Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof.
We have been engaged by the SPAC to render this opinion and will earn a fee upon delivery of this opinion, which fee is not contingent upon either the conclusion expressed in this opinion or the consummation of the Transaction. Our affiliates, employees, officers, and partners may at any time own securities (long or short) of the SPAC and the Company. In the future we may provide investment banking or other services to the SPAC, the Company or their respective affiliates and may receive compensation for such services.
This opinion is for the use and benefit of the Board of Directors of the SPAC (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors, or other constituencies of the SPAC or the Company. In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors, or employees of any parties to the Transaction, or any class of such persons, whether relative to the Consideration or otherwise. This opinion was approved by the Scura Partners LLC fairness opinion committee.
Based upon and subject to the foregoing, it is our opinion that, as the date hereof, (i) the Consideration in the Transaction is fair from a financial point of view to the SPAC and (ii) the fair market value of the the Company equals or exceeds 80% of the amount held by the SPAC in trust for benefit of its public stockholders (excluding any deferred underwriting commissions and taxes payable on interest earned on the trust account).
Very truly yours,
Scura Partners LLC

I-2

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
INDEMNIFICATION OF OFFICERS AND DIRECTORS
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.
The Proposed Articles of Association permit, to the fullest extent permitted under the laws of the Cayman Islands, indemnification of officers and directors for any in any action, suit or proceeding, whether civil, criminal, administrative or investigative against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred in their capacities as such unless such liability (if any) arises from dishonesty, willful misconduct or fraud which may attach to such directors or officers.
In addition, New Marti intends to enter into indemnification agreements with its directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in the Proposed Articles of Association.

EXHIBIT INDEX
Exhibit Number	Description
2.1+	Business Combination Agreement, dated as of July 29, 2022, by and among by and among Galata Acquisition Corp., Galata Merger Sub, Inc. and Marti Technologies Inc. (incorporated by reference to Exhibit 2.1 to Galata’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).
2.2	Amendment No. 1 to the Business Combination Agreement, dated April 28, 2023, by and among the Galata, Merger Sub, and Marti (incorporated by reference to Exhibit 2.1 to Galata’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on May 4, 2023).
3.1	Form of Articles of Association. (incorporated by reference to Exhibit 10.5 to Galata’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).
4.1	Form of Indenture (incorporated by reference to Exhibit 4.1 to Galata’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on May 4, 2023).
4.2	Specimen Class A Ordinary Share Certificate. (incorporated by reference to Exhibit 4.1 to Galata’s Registration Statement on Form S-1 (Registration No. 333-254989) filed with the SEC on June 28, 2021).
4.3	Specimen Warrant Certificate. (incorporated by reference to Exhibit 4.2 to Galata’s Registration Statement on Form S-1 (Registration No. 333-254989) filed with the SEC on June 28, 2021).
4.4	Specimen Unit Certificate. (incorporated by reference to Exhibit 4.3 to Galata’s Registration Statement on Form S-1 (Registration No. 333-254989) filed with the SEC on June 28, 2021).
4.5	Warrant Agreement, dated July 8, 2021, between the Galata and Continental Stock Transfer & Trust Company. (incorporated by reference to Exhibit 4.1 to Galata’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).
5.1*	Opinion of Maples and Calder LLP as to the validity of Class A Ordinary Shares.
5.2*	Opinion of Willkie Farr & Gallagher LLP.
10.1	Support Agreement, dated as of July 29, 2022, by and among Galata, Marti and the other parties named therein. (incorporated by reference to Exhibit 10.1 to Galata’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).
10.2	Form of Investor Rights Agreement. (incorporated by reference to Exhibit 10.2 to Galata’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).
10.3	Founders Stock Letter, dated as of July 29, 2022, by and among Galata, the Sponsor and the other parties named therein. (incorporated by reference to Exhibit 10.3 to Galata’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).
10.4	Form of Subscription Agreement. (incorporated by reference to Exhibit 10.4 to Galata’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).
10.5	Investment Management Trust Agreement, dated July 8, 2021, between Galata and Continental Stock Transfer & Trust Company. (incorporated by reference to Exhibit 10.1 to Galata’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on July 14, 2021).
10.6	Private Placement Warrant Purchase Agreement, dated July 8, 2021, between Galata and the Sponsor. (incorporated by reference to Exhibit 10.2 to Galata’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on July 14, 2021).
10.7	Registration Rights Agreement, dated July 8, 2021, among Galata and the Sponsor. (incorporated by reference to Exhibit 10.3 to Galata’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on July 14, 2021).

Exhibit Number	Description
10.8	Letter Agreement, dated July 8, 2021, between Galata and the Sponsor. (incorporated by reference to Exhibit 10.5 to Galata’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on July 14, 2021).
10.9	Letter Agreement, dated July 8, 2021, between Galata and each officer and director of Galata. (incorporated by reference to Exhibit 10.6 to Galata’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on July 14, 2021).
10.10	Form of Indemnity Agreement. (incorporated by reference to Exhibit 10.8 to Galata’s Registration Statement on Form S-1 (Registration No. 333-254989) filed with the SEC on June 28, 2021).
10.11	Form of First PIPE Amendment (incorporated by reference to Exhibit 10.1 to Galata’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on December 23, 2022).
10.12	Form of Second PIPE Amendment (incorporated by reference to Exhibit 10.1 to Galata’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on May 4, 2023).
10.13	Form of Amendment to Sponsor Letter Agreement (incorporated by reference to Exhibit 10.2 to Galata’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on May 4, 2023).
10.14	Form of Amendment to Insider Letter Agreement (incorporated by reference to Exhibit 10.3 to Galata’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on May 4, 2023).
23.1***	Consent of Scura Partners.
23.2*	Consent of Marcum LLP.
23.3*	Consent of KPMG Bağımsız Denetim ve SMMM AŞ,
23.4*	Consent of Maples and Calder LLP (included in Exhibit 5.1 hereto)
24.1	Power of Attorney
99.1**	Form of Proxy for the Special Meeting
101.INS***	XBRL Instance Document.
101.SCH***	XBRL Taxonomy Extension Schema Document.
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB***	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document.
107***	Registration Fee Table.

*
Filed herewith.

**
To be filed by amendment

***
Previously filed

+
The annexes, schedules, and certain exhibits have been omitted from Exhibit 2.1 pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby agrees to furnish supplementally a copy of every omitted annex, schedule, of exhibit to the SEC upon request.

UNDERTAKINGS
The undersigned registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and shall be governed by the final adjudication of such issue.
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
•
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus shall contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, shall be filed as a part of an amendment to the registration statement and shall not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Istanbul, Turkey on June 2, 2023.
Galata Acquisition Corp.
By:
/s/ Kemal Kaya

Name:
Kemal Kaya

Title:
Chief Executive Officer (Principal Executive Officer)

Each person whose signature appears below hereby constitutes and appoints Kemal Kaya and Michael Tanzer, and each of them, with full power to act without the other, as the undersigned's true and lawful attorney-in-fact and agent, with the powers of substitution and revocation, for the undersigned and in the undersigned's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in order to affect the same as fully, to all intents and purposes, as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following person in the capacities indicated on June 2, 2023.
Name	Title	Date
/s/ Kemal Kaya Kemal Kaya	Chief Executive Officer and Director (Principal Executive Officer)	June 2, 2023
/s/ Michael Tanzer Michael Tanzer	Chief Financial Officer (Principal Financial and Accounting Officer)	June 2, 2023
/s/ Daniel Freifeld Daniel Freifeld	President and Director	June 2, 2023
/s/ Adam S. Metz Adam S. Metz	Independent Director	June 2, 2023
/s/ Shelley Guiley Shelley Guiley	Independent Director	June 2, 2023
/s/ Tim Shannon Tim Shannon	Independent Director	June 2, 2023

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the requirements of the Securities Act of 1933, as amended, Galata Acquisition Corp. has duly caused this registration statement to be signed by the following duly authorized representative in the United States on June 2, 2023.
Cogency Global Inc.
By:
/s/ Colleen De Vries

Name:
Colleen De Vries

Title:
Sr. Vice President